EURO TUNNEL

Eurotunnel PLC
Cheriton Parc
Cheriton High Street
Folkestone
Kent CT19 4QS
Telephone: 01303 273300
Fax: 01303 850360

Internet: www.eurotunnel.com

02 JUN 20 AM 11:56

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

02042181

11 June 2002

Dear Sirs,

RE : Eurotunnel PLC (82-2999)/Eurotunnel SA (82-3000) : Rule 12g3 – 2 (b) under Securities Exchange Act, 1934

I enclose copies of the English and French prospectuses recently issued by Eurotunnel in connection with the units to be issued pursuant to the Equity Note Redemption Offer.

Yours faithfully

D Leonard
Secretary

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Cc: B Teitelbaum
Citibank ADR,
New York

dlw 7/3

C:\DATA\WORD\Board\l-rule12g3-2(b)020611.doc

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 immediately.

Your attention is specifically drawn to, and all statements relating to Eurotunnel's business, financial condition and prospects should be viewed in the light of, the risk factors which are set out in Part IV.

If you were a holder of Equity Notes or Units and you have sold or transferred all of your holding, please forward this document, together with the accompanying documents, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. **However, such documents should not be distributed, forwarded or transmitted in or into the United States, Canada, Australia or Japan.**

Copies of this document, which comprises listing particulars relating to Eurotunnel plc and Eurotunnel SA prepared in accordance with the listing rules made under section 74 of the Financial Services and Markets Act 2000, have been delivered to the Registrar of Companies in England and Wales for registration in accordance with section 83 of that Act.

EURO TUNNEL

Eurotunnel plc **Eurotunnel SA**

REDEMPTION OF EQUITY NOTES

Application has been made to the UK Listing Authority, to Euronext Paris SA and to Euronext Brussels SA/N.V. for the New Units which are to be issued pursuant to the Redemption Offer to be admitted to the Official List, to the Premier Marché of Euronext Paris SA and to the Premier Marché of Euronext Brussels SA/N.V. respectively. Application has also been made to the London Stock Exchange for the New Units to be admitted to trading. It is expected that admission to listing and admission to trading will become effective and that dealings in the New Units will commence on 17 July 2002 on the London Stock Exchange, Euronext Paris and Euronext Brussels respectively.

The New Units have not been, and will not be, registered under the United States Securities Act of 1933, as amended, (the "Securities Act") or under the laws of any state of the United States and may not be offered, sold or delivered in or into the United States or to or for the account or benefit of a U.S. Person (within the meaning of Regulation S under the Securities Act) except pursuant to an applicable exemption from the registration requirements of the Securities Act and otherwise in compliance with all applicable laws. No steps have been taken, nor will they be taken, to enable the New Units to be offered in compliance with any of the relevant securities laws of Canada, Australia or Japan.

Dresdner Kleinwort Wasserstein Limited ("Dresdner Kleinwort Wasserstein"), and Merrill Lynch International ("Merrill Lynch") which are regulated by the Financial Services Authority are each acting exclusively for Eurotunnel plc and Eurotunnel SA in relation to the transactions and arrangements proposed in this document. Neither Dresdner Kleinwort Wasserstein nor Merrill Lynch is acting for any other person nor will they be responsible to any other person for providing protections afforded to customers of Dresdner Kleinwort Wasserstein or Merrill Lynch respectively or advising any such person on the contents of this document or any transaction or arrangement referred to herein.

PART I

EARLY REDEMPTION OFFER

1. Introduction

On 26 March 2002, Eurotunnel announced certain proposals to give the holders of Equity Notes the opportunity to redeem their Equity Notes early for New Units. On 7, 23 and 24 May 2002, Eurotunnel made further announcements of certain amendments to these proposals. This Part I contains details of these proposals as amended. Part IX contains definitions which apply throughout this document, unless the context requires otherwise.

2. Terms of the Equity Notes

The Equity Notes were issued on 7 April 1998 on completion of the Financial Restructuring. A total of 645,161,300 Equity Notes were issued on conversion of 11.68 per cent. of Eurotunnel's then existing junior debt and with a total face value of £451,612,910 and FRF 4,496,774,261 (or €685,528,817) (totalling £936 million (equivalent) or FRF 8,692.3 million (equivalent) or €1,325 million at an exchange rate of £1 : FRF 9.29 : €1.42). Each Equity Note comprises one note issued by FM with a par value of FRF 6.97 (or €1.06257) twinned with one note issued by EFL with a par value of £0.70. The Equity Notes are not listed on any stock exchange.

Unless previously redeemed for Units or in cash, the Equity Notes will be redeemed on 31 December 2003 by the issue of new Units. The terms of the Equity Notes initially provided for the issue of one Unit on the redemption of each Equity Note. Following the rights issue completed in 1999, the redemption rate was adjusted, in accordance with the terms of the Equity Notes, to 1.01 new Units for each Equity Note, each note issued by EFL being redeemed by the issue of 1.01 EPLC ordinary shares and each note issued by FM being redeemed by the issue of 1.01 ESA ordinary shares.

The Equity Notes bear interest at the rate of 4.45 per cent. per annum, payable in arrear on 25 January and 25 July each year, the final date on which such interest shall become payable being 25 January 2004, in respect of the reference period ending on 31 December 2003. If EFL and FM are unable to satisfy their interest payment obligations in full in cash on any interest payment date, the amount of interest not paid in cash may be deferred until the redemption date. On the redemption date, the deferred interest will be settled in cash to the extent available and thereafter, subject to certain limits, by the issue of Stabilisation Notes. To date, all interest due on the Equity Notes has been deferred on this basis. In April 1999, Eurotunnel made an offer of early redemption to holders of Equity Notes at a fixed ratio of 1.3 Equity Notes for one new Unit. Approximately 29.2 per cent. of the Equity Notes were tendered in acceptance of this early redemption offer, leaving 457,052,703 outstanding as at the date of this document.

In February 1998, as part of the Financial Restructuring, Eurotunnel issued two series of warrants, free of charge, to its then existing Unitholders: the 2001 Warrants and the 2003 Warrants.

A total number of 919,553,419 2001 Warrants were issued (with an original entitlement of one Unit for every eight 2001 Warrants) initially, giving rise to a right to subscribe for a total number of 114,944,177 Units. The adjustment made as a result of the 1999 rights issue, gave holders the right to subscribe for 1.02 Units for every eight 2001 Warrants held at a subscription price of £0.59 plus FRF 5.84. During the 2000 financial year, 142,738 2001 Warrants were exercised resulting in the issue of 18,145 Units. During the 2001 financial year, 4,249,414 2001 Warrants were exercised resulting in the issue of 541,873 Units. The subscription period for the 2001 Warrants expired on 31 December 2001.

A total number of 919,553,419 2003 Warrants were issued giving the right (at an original rate of three 2003 Warrants per Unit) to subscribe for a total number of 306,517,806 Units. Following the adjustment made as a result of the rights issue in 1999, three 2003 Warrants now give their holders the right to subscribe for 1.02 Units at a subscription price of £0.68 plus €1.02. This equates to an effective subscription price per Unit of £1.28 or €2.08 (at an exchange rate of £1 : €1.62). As at 31 December 2001, 483,352 2003 Warrants had been exercised. Consequently, at the same date, there were 919,070,067 2003 Warrants outstanding giving the right to subscribe for a total of 312,483,822 Units. The subscription period for the 2003 Warrants expires on 31 October 2003.

Under the terms of the Equity Note Trust Deed, Eurotunnel is required to utilise the proceeds of exercise of 2003 Warrants to redeem up to 178.5 million Equity Notes at premia specified in the Equity

Note Trust Deed. If all the 2003 Warrants were to be exercised, up to approximately 39 per cent. of the Equity Notes would be redeemed in cash out of the proceeds of exercise. The balance of approximately 278.6 million would be redeemed on the basis of 1.01 new Units for each Equity Note on 31 December 2003. The only other circumstance in which Equity Notes may be redeemed earlier at Eurotunnel's option, is by way of the issue of Units in certain limited circumstances where redemption is required to maintain UK and French statutory capital adequacy requirements. Eurotunnel is expressly prohibited from making purchases of Equity Notes.

Since their issue in 1998, the Equity Notes, which are unlisted, have continued to trade in the secondary market at a discount to the value of the underlying Unit.

3. Early Redemption Offer

Having considered the potential benefits to Unitholders as a whole of early redemption of the Equity Notes, Eurotunnel is now offering Noteholders the opportunity to redeem early some or all of their Equity Notes on the basis of the contractual ratio of 1.01 New Units for each Equity Note held.

Noteholders accepting the Redemption Offer will retain entitlements to deferred interest for the period from 15 October 1996 to 25 January 2002 attaching to the Notes on redemption but will forgo any further interest entitlements which have or would have accrued on the Notes. Trading prices for the Equity Notes vary considerably depending upon, *inter alia*, volumes traded and the underlying Unit price. On 22 March 2002 (the last day of the week preceding the announcement on 26 March 2002 of the Redemption Offer) the closing price on Euronext Paris for existing Units was €1.00 (or £0.62 at the then prevailing exchange rate of £1 : €1.62). On 22 March 2002, the Equity Notes were trading at or around €0.9116 (or £0.5627 at the above exchange rate).

Subject to approval of shareholders at the EPLC and ESA General Meetings, to be held on 30 May 2002, and to the other conditions set out below, redemption of the Equity Notes and the issue of New Units is expected to take place on 17 July 2002. The number of New Units to be issued to a Noteholder who accepts the Redemption Offer will be rounded down to the nearest whole number and no payment will be made in respect of fractional entitlements.

The Redemption Offer is conditional on:

(i) the passing by Unitholders of the relevant resolutions set out in the notices of the EPLC AGM and the ESA CGM, both notices being dated 15 March 2002, in each case to approve the issue of New Units pursuant to the Redemption Offer;

(ii) the UK Listing Authority admitting the New Units to the Official List;

(iii) Euronext Paris SA admitting the New Units to *le Premier Marché*; and

(iv) completion of the financing transactions detailed in Section 9 below.

However, if the transactions referred to at (iv) above do not complete or their terms are varied, Eurotunnel may at its option waive condition (iv) above and continue with the Redemption Offer.

The Redemption Offer has been open for acceptance from and including 24 April 2002 and is expected to close at 12.00 midnight (Paris time) on 10 July 2002.

It is expected that an announcement of the level of acceptances of the Offer will be made on 11 July 2002 and that the early redemption of Notes tendered in acceptance of the Offer and the issue of New Units will take place on 17 July 2002.

Certain amendments have been made to the Equity Note Trust Deed to ensure that, in all circumstances, and irrespective of the level of acceptances of the Redemption Offer, Noteholders who do not accept the Redemption Offer will retain the opportunity to receive the same proportion of their principal in cash and Units on redemption as they would have done under the financing arrangements implemented in April 1998.

The Note Trustee has formed the opinion that the amendments to the Equity Note Trust Deed are not materially prejudicial to the interest of the Noteholders. Therefore, these amendments do not require the approval of Noteholders by way of extraordinary general meeting.

4. Purchase of Deferred Interest Entitlements

Noteholders accepting the Redemption Offer will retain their entitlements to deferred interest for the period from 15 October 1996 to 25 January 2002. Accepting Noteholders are entitled to elect to sell to Eurotunnel their Deferred Interest Entitlements. The price to be paid for the Deferred Interest Entitlements

attaching to each Equity Note redeemed early will, for Noteholders who have accepted the Redemption Offer by 5.00 p.m. (Paris time) on 22 May 2002, be €0.103178 (representing approximately 20 per cent. of the face value of the Deferred Interest Entitlements). For Noteholders accepting the Redemption Offer after this time but before the Redemption Offer closes, the price will be €0.092860 (representing approximately 18 per cent. of the face value of the Deferred Interest Entitlements).

The terms of the Deferred Interest Purchase Offer as amended provided that the maximum amount of Deferred Interest Entitlements to be purchased by Eurotunnel would not exceed the lesser of (i) an amount corresponding to an aggregate purchase price of €26 million (assuming for the purposes of this calculation only that the purchase price is €0.103178) and (ii) the aggregate amount validly tendered as at 5:00 p.m. (Paris time) on 22 May 2002. As at this time, the aggregate amount of Deferred Interest Entitlements validly tendered was approximately £1.6 million and €2.5 million and this will, therefore, be the maximum amount of Deferred Interest Entitlements to be purchased corresponding to an aggregate purchase price of approximately €1 million (at an exchange rate of £1 : €1.62). If the amount of Deferred Interest Entitlements validly tendered at the close of the Redemption Offer exceeds this maximum purchase amount, Deferred Interest Entitlements will be purchased on a *pro rata* basis. Noteholders who do not elect to sell Deferred Interest Entitlements or whose elections are scaled back will retain the Deferred Interest Entitlement attaching to the Equity Notes redeemed. The terms of the Deferred Interest Purchase Offer provided that the purchase of the Deferred Interest Entitlements was to be funded as to €17.9 million out of existing cash resources which Eurotunnel is permitted under the terms of its financing agreements to apply in debt purchases, and as to €8.1 million out of the new Tier 1A debt to the extent that it is raised under the financing arrangements detailed in Section 9 below. Given that the amount to be made available to purchase Deferred Interest Entitlements is less than €26 million, the balance of approximately €25 million will be used to purchase Resettable and Stabilisation Advances pursuant to the Tender referred to in Section 9 below.

5. Effect of early redemption

Reduction of the Group's indebtedness is one of the primary objectives of the Directors.

The early redemption of the Equity Notes tendered in acceptance of the Offer as well as the acquisition of Deferred Interest Entitlements would result in a reduction in the Group's indebtedness. Also, the Group's interest obligations will be reduced by the elimination of all future interest payments in respect of the period from 25 January 2002 to 31 December 2003 payable on the Equity Notes so redeemed.

If the Redemption Offer was accepted in full, 461,623,230 New Units would be issued representing 22.15 per cent. of the existing share capital.

Certain amendments have been made to the Equity Note Trust Deed in order to ensure that, in all circumstances, the proportion of Equity Notes held by those holders of Equity Notes who do not accept the Redemption Offer which is liable to be redeemed in cash would be unaffected by the Redemption Offer. As a consequence, in cases where exercise of 2003 Warrants follows acceptances of the Redemption Offer, there may be more Units in issue than would have been the case with the financing arrangements implemented in April 1998. In such cases, a proportion of the cash from the proceeds of 2003 Warrant exercise would then be available to reduce further Group indebtedness rather than being fully applied to the redemption of Equity Notes.

The Directors believe that, taking into account likely future performance levels, the value in today's terms of the reduced interest obligations and indebtedness which would result from the early redemption of Equity Notes and the possibility of using a proportion of any 2003 Warrant proceeds to reduce further Group indebtedness through the purchase of debt at discounted levels and interest charges, outweigh the impact of this potential increase in the total number of Units issued.

For holders of Equity Notes, the Redemption Offer represents an opportunity to exchange Equity Notes for New Units which are listed and which benefit from a more liquid market. The Deferred Interest Purchase Offer also gives Noteholders accepting the Redemption Offer the opportunity to dispose of a proportion of their Deferred Interest Entitlements for a cash sum.

Interest saving and debt reduction

The table below sets out the financial benefits to Eurotunnel based on different levels of acceptances of the Redemption Offer.

£ million[5]	Proportion of Equity Notes redeemed under the Redemption Offer			
	25%	50%	75%	100%
No further exercise of 2003 Warrants				
Cumulative interest saving from 25 January 2002 to 31 December 2003[1]	13	27	40	53
Full exercise of 2003 Warrants[3][4]				
Cumulative interest saving from 25 January 2002 to 31 December 2003[1]	13	27	40	53
Amount available for incremental debt reduction to 31 December 2003[2]	71	142	213	284

Notes:

(1) Represents the aggregate interest saving on Equity Notes redeemed under the Redemption Offer.

(2) Represents the amount of 2003 Warrants proceeds available to Eurotunnel for the reduction of debt. Excludes the potential amount available (£117 million) for incremental debt reduction arising from the redemption of Equity Notes in May 1999.

(3) Assumes exercise of the 2003 Warrants immediately prior to their expiry date, 31 October 2003. The combined subscription price per Unit under the 2003 Warrants is £0.6667 and €1.00 (in total £1.2839 or €2.08).

(4) Eurotunnel is able to apply a proportion of the proceeds of any exercise of 2003 Warrants to reduce Group indebtedness. This proportion will be the number of Equity Notes redeemed in the Redemption Offer together with the 188,108,597 Equity Notes redeemed in the redemption offer completed in May 1999 as a proportion of the total number of 645,161,300 Equity Notes originally issued. Eurotunnel is required to apply the balance of 2003 Warrants proceeds to redeem in cash up to approximately 39 per cent. of the Equity Notes which remain outstanding at the premia to their issue price specified in the terms of the Notes.

(5) This table has been prepared on the basis of an exchange rate of £1 : €1.62.

Impact on number of Units in issue at 31 December 2003

The table below sets out the impact on the number of Units in issue based on different levels of acceptances of the Redemption Offer with full exercise and no exercise of the 2003 Warrants:

Units (million)	No Redemption Offer	Proportion of Equity Notes redeemed under the Redemption Offer 25%	50%	75%	100%
No further exercise of 2003 Warrants	2,545	2,546	2,546	2,546	2,546
Full exercise of 2003 Warrants	2,678	2,723	2,768	2,813	2,858

Note:

As at 31 December 2001, a total of 5,219,472 2001 Warrants and 2003 Warrants had been exercised resulting in the receipt by Eurotunnel of subscription proceeds amounting to £885,786. Eurotunnel is required to apply a proportion of this amount calculated on the basis described in note 4 to the table set out in Section 5 above, to redeem Equity Notes in cash at premia to their issue price specified under the terms of the Notes. In the case of the £674,642 of subscription proceeds relating to the exercise of the 2001 Warrants, the relevant proportion of this will be used to redeem in cash in July 2002 approximately 0.07 per cent. of the Equity Notes then outstanding at a premium of 13.345 per cent. of their face value. This table takes into account the redemption for cash of the Equity Notes out of the proceeds of the exercise of 2001 and 2003 Warrants.

Disregarding the Redemption Offer and in the event that all the 2003 Warrants are exercised, a total of 593,460,353 new Units would be created: 312,483,822 resulting from the exercise of 2003 Warrants and a further 280,976,531 in exchange for the balance of the Equity Notes.

If the Redemption Offer is accepted in full and all 2003 Warrants are exercised, a total of 774,107,052 new Units would be created: 312,483,822 resulting from the exercise of 2003 Warrants and a further 461,623,230 in exchange for the Equity Notes.

6. Impact of purchase of Deferred Interest Entitlements

On the basis that the maximum amount of Deferred Interest Entitlements to be purchased is approximately £1.6 million and €2.5 million, the Deferred Interest Purchase Offer will result in a debt reduction of approximately £3.1 million and a profit of approximately £2.5 million (calculated on the basis of an exchange rate of £1 : €1.62).

7. Letter from the reporting accountant

KPMG

KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB
United Kingdom

The Directors
Eurotunnel plc
Cheriton Parc
Cheriton High Street
Folkestone
Kent CT19 4QS

The Directors
Eurotunnel SA
140-144 boulevard Malesherbes
75017 Paris

The Directors
Dresdner Kleinwort Wasserstein Limited
20 Fenchurch Street
London EC3P 3DB

The Directors
Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

27 May 2002

Dear Sirs

Eurotunnel plc and Eurotunnel SA ("the Companies") together with their subsidiary companies (collectively "the Group")

We report on the table of interest saving and debt reduction set out in section 5 and on the impact of the purchase of deferred interest entitlements set out in section 6, in each case of Part I of the listing particulars relating to the Group dated 27 May 2002 (together "the pro forma financial information") , which has been prepared for illustrative purposes only, to provide information about how interest and debt levels of the Group may be affected by the proposed early redemption of Equity Notes and exercise of 2003 Warrants.

Responsibilities

It is the responsibility solely of the Directors of the Companies to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (the "Listing Rules").

KPMG

KPMG Audit Plc

It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at their respective dates of issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of the Companies.

Opinion

In our opinion:

- the pro forma financial information has been properly compiled on the basis stated;
- such basis is consistent with the accounting policies of the Group; and
- the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully

KPMG Audit Plc

KPMG Audit Plc

8. Issue and listing of New Units

Noteholders can opt to receive New Units in registered or, subject to the payment by them of the appropriate bearer instrument duty, bearer form.

The New Units to be issued upon early redemption will be issued fully paid and will rank *pari passu* in all respects with the existing Units. Application will be made to the UK Listing Authority and the London Stock Exchange for the New Units to be admitted to the Official List and to trading on the London Stock Exchange. Application will also be made to Euronext Paris and to Euronext Brussels for the New Units to be admitted to the *Premier Marché* of Euronext Paris and to the Premier Marché of Euronext Brussels, respectively. The New Units will not be marketed or made available in whole or in part to the public in conjunction with the applications. It is expected that admission to listing and admission to trading will become effective and that dealings in the New Units will commence on 12 July 2002 in London, Paris and Brussels.

Within 21 days of the Redemption Date, EPLC and ESA will (i) send to each Noteholder opting for New Units in registered form, a certificate in respect of the New Units issued to it or to the person nominated by it; and (ii) subject to the appropriate UK bearer instrument duty having been paid, credit to the account specified by each Noteholder opting for New Units in bearer form, the number of New Units to which that Noteholder is entitled.

9. Details of debt proposals announced on 26 March 2002 as amended on 7, 23 and 24 May 2002

On 26 March 2002, Eurotunnel announced proposals to raise new long term finance and to use the proceeds to purchase certain existing debt which is trading at a significant discount to face value and to repay at par certain other debt, which is trading at a small discount to face value, together with certain amendments to its financing agreements as described in "Current Debt Structure" in Part VI.

Fixed-Link Finance 2 B.V. (or "FLF2"), a company which is not part of the Eurotunnel Group, is proposing to issue up to £620 million (equivalent) (€1,004 million) of AAA bonds guaranteed by MBIA Assurance S.A. and up to £120 million (€194 million) of bonds rated BBB/Baa2/BBB- by Fitch, Moody's and Standard & Poor's, respectively. On completion of the bond issues, FLF2 will then use the proceeds to acquire loans in the same amount, known as Tier 1A Loans, made to Eurotunnel by an institutional lender. (Details of the new Tier 1A debt are set out in Part VI of this document). In addition, €17.9 million. (£11 million) of Eurotunnel's existing cash resources which Eurotunnel is permitted under the terms of its financing agreements to apply in debt purchases, will be utilised for the Transaction.

With the total funding of £751 million (€1,216 million) described above Eurotunnel will use approximately:

- £335 million (equivalent) to prepay at par existing Tier 1 Junior Debt;
- £353 million (equivalent) to purchase Deferred Interest Entitlements, as described in Section 4 of this Part I, and to finance the tender offer being made for certain of its subordinated debt known as Resettable Advances and Stabilisation Advances; and
- £63 million (equivalent) represents ancillary payments associated with the transaction, including £15 million to establish a security reserve for the bonds issued by Fixed-Link Finance B.V. (or "FLF") in February 2001 and the remainder to cover payments to holders of Senior Debt in connection with the extension of the maturity of their loans, fees payable to MBIA to guarantee up to £620 million of the new AAA-rated bonds, bond issuing fees, financial advisory and legal fees, and other associated costs.

The Tender for the Resettable Advances and Stabilisation Advances commenced on 26 March 2002. Under the updated terms of the Tender, as announced on 24 May 2002, the price payable by Eurotunnel for the Resettable Advances is approximately 48 per cent. of par value and for the Stabilisation Advances between approximately 32 per cent. and 30 per cent. of par value, depending on the tiers tendered. These prices include the additional 2 percentage points payable in respect of tenders received on or prior to 28 May 2002. The Tender is conditional on certain minimum amounts of Resettable and Stabilisation Advances being tendered. The updated terms of the Tender were announced following an agreement in principle with the holders of a majority of Resettable and Stabilisation Advances that they would be prepared to tender significant proportions of their holdings in the Tender.

The Tender is expected to close on 10 July 2002 and completion of the purchases is expected to take place on 12 July 2002. Completion of the purchase of Resettable Advances and Stabilisation Advances at the minimum amounts required would result in a net reduction in Eurotunnel's debt of approximately £415 million (or €672 million) and would enable Eurotunnel to reduce its overall financial charges.

In addition, the maturity of Eurotunnel's Senior Debt, which currently runs from June 2002 to December 2005 is being extended so as to fall in the period 2009 to 2012.

As a condition of these transactions, various amendments are being made to Eurotunnel's financing documents, including the deletion of the operating cashflow covenant. The approvals required from Eurotunnel's lenders for the deletion of this covenant have been obtained.

The implementation of the Tender and the repayment of Tier 1 Junior Debt require the approval of EIB and ECSC, the holders of the Senior Debt and the requisite majority of holders of the Junior Debt and Resettable and Stabilisation Advances. The voting period for these approvals expires on 29 May 2002. Completion of these transactions also remains conditional on, *inter alia,* the successful completion of the bond issues by FLF2.

Appropriate announcements will continue to be made in relation to the proposals described in this Section 9.

PART II

EUROTUNNEL'S BUSINESS

1. Introduction

Unless otherwise stated, the information contained in this Part II has been extracted from Eurotunnel sources.

Eurotunnel is the operator of the Channel Tunnel. It provides commercial freight and passenger shuttle services through the Tunnel and facilitates the safe and efficient passage through the Tunnel by Eurostar and Through Railfreight Services. Eurotunnel also leases space to retail operators in its terminals in France and the United Kingdom, operates a commercial telecommunications infrastructure business and has a land development business in both the United Kingdom and France.

In 2001, Eurotunnel derived most of its revenue from three principal sources:

- Freight Shuttle Services, which transport trucks;
- Passenger Shuttle Services, which transport cars, campervans, caravans, coaches, motorcycles and trailers; and
- payments by the Railways for use of the Tunnel by Eurostar and by Through Railfreight Services.

Key Dates

Project Launch

March 1985	The French and British Governments initiated an international consultation for the design, construction, financing and operation of a fixed link across the Channel.
20 January 1986	Twin tunnel rail plan chosen by the French and British Governments.
12 February 1986	Signing of the Franco-British Channel Tunnel Treaty (Treaty of Canterbury).
14 March 1986	Signing of the Concession Agreement between the French and British Governments and France Manche SA and The Channel Tunnel Group Limited.
29 July 1987	Ratification of the Treaty; Railway Usage Contract signed.

Construction

15 December 1987	Commencement of tunnelling on the British side.
1 December 1990	Historic first meeting under the Channel of the French and British teams in the service tunnel, 15.6km from France and 22.3km from England.
28 June 1991	Final tunnel connection (in the north rail tunnel) by the French and British teams.
10 December 1993	TML delivers the project to Eurotunnel.
1993-1994	Completion of the fitting-out and testing.

Operation

6 May 1994	Official inauguration by Her Majesty Queen Elizabeth II and the President of the Republic of France, François Mitterand.
19 May 1994	First rail freight train carrying invited customers at special tariffs.
1 June 1994	First commercial rail freight train passes through the Tunnel.
25 July 1994	Freight Shuttle Services commence operation.
14 November 1994	First commercial Eurostar service passes through the Tunnel.
22 December 1994	Passenger Shuttle Services commence operations.
26 June 1995	Passenger Shuttle Services open to coach traffic.

Key data	2001	2000	1999
		£ million	
Operating revenues			
Shuttle Services	309.4	314.5	270.5
Railways	211.0	207.8	215.4
Non-transport activities	27.1	57.0	140.8
Total	547.5	579.3	626.7
Net cash inflow from operating activities	320.0	328.0	314.9
Total shareholders' funds	1,946.0	1,998.5	2,135.6
Total loan notes and loans	7,033.7	7,046.7	6,968.5
Traffic (number of vehicles)			
Cars	2,529,757	2,784,493	3,260,166
Coaches	75,402	79,460	82,074
Trucks	1,197,771	1,133,146	838,776
Shuttle missions (number of departures)			
Passenger	39,342	39,751	41,690
Freight	60,479	56,011	43,231
Staff numbers (average)	3,617	3,597	3,393

2. The System

The System links the United Kingdom and France. The System has three tunnels within it, each of approximately 50 kilometres in length and running under the English Channel between the two terminals. Two single-track rail tunnels are normally used for trains running in one direction only. The third tunnel, which lies for most of its length between the two rail tunnels, is designed to provide a safe means of evacuation and is used for maintenance purposes. In addition, there are four crossover points which allow trains to switch between the two rail tunnels while maintenance work is being carried out on isolated sections of the tunnels.

The Folkestone and Coquelles terminals have direct access to the motorway networks in the United Kingdom and France. They are the arrival points for road vehicles utilising Eurotunnel's Shuttle Services. Each terminal offers customers shopping and catering facilities. Frontier controls and security clearance take place at the departure terminal, avoiding the need for such systematic controls on arrival. The movement of all rail traffic through the System is controlled from the main railway control centre located within the UK terminal. A standby control centre is located within the French terminal.

3. Shuttle Services

Freight Shuttle Services

Introduction

Freight Shuttle Services carry trucks on shuttles between the United Kingdom and France. Truck drivers have dedicated check-in, security clearance and customs facilities in both terminals. Additional truck stop facilities exist close to the terminals. Truck drivers and their passengers travel separately from their vehicles in specially designed "Club Cars".

To meet growing demand, Eurotunnel is in the process of increasing its Freight Shuttle Services fleet to 16 shuttles by January 2003, with up to 13 shuttles currently in commercial service during peak periods. Freight Shuttle Services currently provide a maximum of six departures per hour in each direction at peak times, a frequency which is planned to increase to seven departures per hour by January 2003. To date, all of Eurotunnel's locomotives have been built by ESCL (in which Brush Traction is a major partner). Wagons for the first eight shuttles procured by TML were built by the Breda Fiat Consortium ("Breda").

All carrier wagons ordered since have been built by Arbel. In 2001, there were a total of 60,479 Freight Shuttle Services departures, an increase of 8 per cent. over 2000 and Eurotunnel carried 1,197,771 trucks, an increase of 6 per cent. over 2000.

Eurotunnel considers that road haulage will remain the principal means of freight transport in Europe over the foreseeable future and that the Short Straits routes will continue to offer the quickest and most cost-effective access point between the United Kingdom and continental Europe (see "Competition" in Section 2 of Part III). The cross-Channel freight market has shown strong growth over the past five years. Continued growth will depend on European economic growth, growth in UK-continental European trade and the overall unit cost of alternative means of freight transport.

Cross-Channel accompanied truck traffic has concentrated on the Short Straits route because it offers a shorter, and therefore faster, cross-Channel route as well as offering a variety of alternative carriers. Freight volumes transported on the Short Straits market route have increased significantly over the past several years. Eurotunnel has a strong position in the Short Straits market. There has been increasing consolidation within the European haulage industry, resulting in greater freight volumes being transported by fewer and larger haulage companies. The number of haulage companies is decreasing on the Short Straits routes and the proportion of freight transported is becoming more concentrated in these haulage companies. See "Consolidation of the European Haulage Industry" in Section 3 of Part IV of this document.

Tariffs are negotiated annually with Freight Shuttle Service customers on an individual basis. Eurotunnel increased its prices by €31.50 per crossing with effect from 1 January 2002. There can be no assurance that any positive effect on Eurotunnel's Freight Shuttle Services yield would be to the full extent of the increase in its tariffs. As Eurotunnel's average truck yields declined during 2001, the impact of the price increases on Eurotunnel's revenue will, in any case, be less than the product of €31.50 and the number of trucks carried.

As of the first quarter of 2002, Eurotunnel estimates that it had just over 42 per cent. of the Short Straits freight market, maintaining its position as against the first quarter of 2001.

Strategy

Eurotunnel has two major strategies to increase its revenues from Freight Shuttle Services. These strategies are:

- to achieve increased volumes through improved service delivery and to exploit Freight Shuttle Services' key competitive advantages (speed and departure frequency); and
- to maximise revenue by increasing prices and by making optimal use of available capacity through adapting Revenue and Yield Management ("R&YM") techniques to better target and prioritise customers. The main objective of R&YM is to maximise revenue through various techniques, including detailed traffic and revenue forecasting, and optimisation of capacity utilisation.

Improvement in Service Delivery

In order to increase volumes, Eurotunnel is seeking to meet customer demand with more frequent Freight Shuttle Services departures, greater punctuality and a significant improvement in service delivery.

Eurotunnel is developing systems to utilise new technologies more effectively, in order to improve information for customers regarding traffic movements and to enhance administrative efficiencies.

Eurotunnel has enhanced Freight Shuttle Services customers' access to its website "eurotunnel.com". Freight Shuttle Services customers can now order advance tickets and rapid service passes directly via the Internet.

A Vehicle Tracking System ("VTS") is currently being used to track vehicle movements within the System. The VTS allows customers to access their accounts and provides hauliers with real-time precise vehicle location and the time of travel through the System. The VTS also helps to improve the loading and invoicing processes.

Revenue and Yield Management

In order to maximise revenues and volumes, Eurotunnel employs R&YM techniques. While these techniques have been implemented more fully for Passenger Shuttle Services, only a portion of these

techniques, such as detailed traffic and revenue forecasts and capacity optimisation, are currently in use for Freight Shuttle Services.

Passenger Shuttle Services

Introduction

Passenger Shuttle Services carry cars, campervans, caravans, coaches, motorcycles and trailers in shuttles between the United Kingdom and France. Tickets can be purchased in advance through the "eurotunnel.com" website, by telephone from the customer service centre, from travel agents or on arrival at the toll booths. Customers remain with their vehicles throughout the journey which, from platform to platform, normally takes approximately 35 minutes. Each passenger shuttle comprises two sections: a double-deck section, principally for cars and motorcycles, and a single-deck section for vehicles higher than 1.85 metres, principally coaches, minibuses and cars with caravans. Nine passenger shuttles are currently in operation, and each shuttle can carry up to 120 cars and 12 coaches, or 180 cars.

A total of 2.5 million cars were carried through the Tunnel in 2001, a decrease of 9 per cent. from 2000. Eurotunnel's share of the Short Straits car market declined by 1 point from 51 per cent. in 2000 to 50 per cent. in 2001. In the first quarter of 2002, the volume of cars transported was 478,287, a reduction of 10 per cent. as compared with the first quarter of 2001. Over the same period, Eurotunnel's share of the Short Straits car market was 53 per cent., a reduction of 6 points as compared with the first quarter of 2001.

Strategy

Eurotunnel's primary objective for Passenger Shuttle Services is to maximise profit contribution on its existing capacity. Eurotunnel is currently focusing on the higher-yielding segments of its market, being the longer stay and short break traffic, and it is pursuing four major strategies to achieve its objectives:

- using the R&YM system more intensively in order to increase revenue;
- increasing market growth by promoting passenger destinations, such as Nord-Pas-de-Calais and Kent, and by using promotional activities to increase utilisation of the Tunnel;
- improving service delivery to increase Passenger Shuttle Services' competitiveness; and
- controlling operating costs by continuing to streamline procedures and raising productivity through the increased use of automation.

Improvement in Service Delivery

Customer research has found that Passenger Shuttle Services are considered to be very good and customer loyalty has proven to be very high.

In order to ensure that customers are kept well informed at all points of contact, continual improvements are being made to systems in order to improve the speed and consistency of operational information. Eurotunnel seeks to ensure minimal delays within the System. A number of delay reduction projects are currently underway, including the use of customer recognition systems at check-in.

Revenue and Yield Management

The R&YM system has been in use for car traffic since June 1998 and for coach traffic since mid-September 1998.

4. Railway Services

Introduction

Eurotunnel derived 38.5 per cent. of its operating revenues in 2001 from the use of the Tunnel by Eurostar passenger trains and by Through Railfreight Services. Eurotunnel does not operate these trains, but facilitates their safe and efficient passage through the Tunnel.

Eurotunnel's objective is to encourage Eurostar to maximise growth in passengers and to encourage rail freight operators to maximise the growth of through rail freight volumes, although Eurotunnel has no operational responsibility for, or operational authority over, these services.

Use of the Tunnel by the Railways is governed by the Railway Usage Contract (or "RUC") which remains in force until 2052. Under the RUC, the Railways are required to pay to Eurotunnel a fixed annual charge plus variable charges determined by reference to the number of Eurostar passengers and tonnes of rail freight passing through the Tunnel. The variable charges are determined by reference to a toll formula

which applies for the life of the contract and which takes into account inflation and volume related adjustments when certain volume thresholds are exceeded.

During the period until November 2006, the Railways are required to make additional monthly payments to Eurotunnel to bring Eurotunnel's revenues under the RUC to a specified minimum level, the Minimum Usage Charge (or "MUC"). The Railways are also required to pay a contribution to Eurotunnel's operating costs.

Eurotunnel's revenue under the RUC for 2001 comprised tolls, fixed annual usage charges and contributions to operating costs totalling £157 million and Minimum Usage Charge payments of £54 million, bringing total revenue under the RUC to £211 million.

From the end of November 2006 onwards, the Minimum Usage Charge payments will cease to apply. From this date, Eurotunnel's revenues will depend on the level of variable charges payable in relation to Eurostar passengers and rail freight tonnes transported, together with the fixed annual usage charge and the Railways' contribution to operating costs. See "Risks Relating to Revenues" in Section 3 of Part IV of this document.

The Railways are currently contesting the amounts payable by way of operating cost contribution in respect of previous years. See "Railways Dispute" in Section 3 of Part VII of this document.

In February 2002, the Railways unilaterally reduced their monthly provisional operating expenditure contribution by an amount equating to approximately £15 million for 2002. Eurotunnel considered such a reduction to be in breach of the RUC and challenged it initially before the *Tribunal de Commerce* of Paris, which invited the parties to settle the dispute by way of contractual arbitration under the auspices of the International Chamber of Commerce. On 26 April 2002, the arbitral tribunal ordered the Railways to pay to Eurotunnel the full amount of their provisional contribution to its 2002 operating costs. This decision is not subject to appeal.

Eurostar

Eurostar is operated jointly by Eurostar (UK) Limited, SNCF and SNCB. Eurostar (UK) Limited is owned by London & Continental Railways Limited ("LCR"). Inter-Capital and Regional Railways Limited, in which SNCF, SNCB, British Airways and National Express Group have participations, runs Eurostar (UK) Limited under a management contract.

In normal operation, Eurostar carries passengers between London and Paris in a scheduled direct time of approximately three hours and between London and Brussels in a scheduled direct time of approximately two hours and forty minutes. In 2001, Eurostar achieved a 66 per cent. market share of London-Paris passenger traffic and a 58 per cent. market share of London-Brussels passenger traffic.

There are now a minimum of 14 scheduled Eurostar departures in each direction each day between London and Paris and 7 daily trains in each direction between London and Brussels. On certain services there are intermediate stopping points at Ashford International in the United Kingdom, and in Calais-Fréthun and Lille-Europe in France. Eurostar also directly serves Disneyland Paris, Bourg-Saint-Maurice in winter for skiing holidays, and will soon commence a summer service to Avignon in southern France.

In 2001, Eurostar carried 6.9 million passengers through the Tunnel, a decrease of 3 per cent. compared with 7.1 million passengers in 2000. In the first quarter of 2002, Eurostar carried 1.47 million passengers through the Tunnel, a decrease of 6 per cent. compared to 1.56 million passengers in the first quarter of 2001. Line closures resulting from Channel Tunnel Rail Link engineering works are believed by Eurostar to have accounted for the loss of approximately 60,000 passengers during the same period.

Channel Tunnel Rail Link

The construction of the high speed rail link between Eurotunnel's UK terminal and London has been divided into two sections, section 1 which will run from the Tunnel to Fawkham Junction in North Kent and section 2 running from Fawkham Junction to St Pancras Station in Central London.

Works on section 1 are progressing and completion is expected by the end of 2003. The construction of section 2 began in July 2001 with completion expected in 2007. Upon completion of section 1, the travelling time between London-Paris and London-Brussels is expected to be reduced by up to 20 minutes, resulting in a journey time between London and Paris of approximately 2 hours and 40 minutes and between London and Brussels of 2 hours and 25 minutes. The completion of section 2 is expected to reduce these travelling times by a further 15 minutes.

LCR is responsible for the construction, operation and finance of the CTRL. In 1998, LCR entered into agreements with the Railtrack Group under which Railtrack (UK) Limited, a subsidiary of Railtrack Group plc, agreed to purchase section 1 from LCR no later than 2005. In return Railtrack would be granted a concession to operate the line giving it the right to receive grants and access charges payable by Eurostar and other operators. The Railtrack Group was also given an option to purchase section 2 of the CTRL from LCR but in September 2001, Railtrack Group agreed to surrender this option. On 7 October 2001, four joint special railway administrators of Ernst & Young were appointed to Railtrack plc (the operating subsidiary of Railtrack Group plc). They are charged with working with the directors of Railtrack plc to take overall charge of the company's affairs relating to the continuation of the rail network operations as normal pending their transfer to a new entity.

On 2 April 2002, Railtrack Group plc announced that an offer had been received from LCR to acquire Railtrack's interest in section 1 of the CTRL for £295 million. It was also announced that an offer had been received from Network Rail to acquire the rights to operate the completed link and the concession to manage St Pancras Station for £80 million. The directors of Railtrack Group are believed to be considering these offers.

Through Railfreight Services

Through Railfreight Services between the United Kingdom and continental Europe are operated jointly by SNCF and EWS. Three different types of freight trains use the Tunnel:

- intermodal trains, consisting of wagons carrying containers and swap bodies;
- conventional trains carrying palletised wrapped goods, car components or bulk cargoes in enclosed wagons; and
- automotive trains for the transport of new cars.

Through Railfreight Services compete with most modes of freight transport operating between the United Kingdom and continental Europe. Intermodal train services compete directly with road freight services, but also with sea transport services on container ships. Intense competition among road haulage companies for the cross-Channel freight market, especially from continental European haulage companies, has recently driven freight rates down, making it more difficult for the Railways to compete against road haulage companies. Goods carried by Through Railfreight Services are mainly lower-yielding commodities, generally heavy goods, that are less sensitive to punctuality than higher value items.

The volume of freight carried by Through Railfreight Services decreased by 17 per cent. from 2.9 million tonnes in 2000 to 2.4 million tonnes in 2001, and accounted for only a small percentage of the total cross-Channel freight market in 2001.

Since November 2001, there has been an increase in the number of would be asylum seekers seeking to pass through the Tunnel, in particular by concealing themselves on through rail freight trains at or around the SNCF Fréthun rail freight depot close to Eurotunnel's Coquelles terminal. This has resulted in a significant reduction in the number of through rail freight trains passing through the Tunnel as SNCF and EWS have, for security reasons, significantly cut back services. Given the minimum charges payable to Eurotunnel under the Railway Usage Contract, the reduction in services will not have any immediate impact on Eurotunnel's revenues. It is too early to determine the extent to which this or any future disruption to Through Railfreight Services could have a negative impact on Eurotunnel's revenues when the Minimum Usage Charge ceases to apply after November 2006.

5. Non-transport activities

Introduction

In 2001, Eurotunnel generated £27 million, or 5.0 per cent., of its operating revenues from retail and other activities, as compared to £57 million, or 9.8 per cent., of its revenues in 2000, on a restated basis. This represented a 53 per cent. decrease in its revenues from 2000, principally due to the absence of revenue derived from sales of telecoms cables laid in the Tunnel. Telecommunications infrastructure activities accounted for £40 million of non-transport revenues in 2000 generating a margin of £32 million. In 2001, these activities generated revenues of £7 million and a margin of £7 million.

Retail Activities

Following the phased withdrawal of BAA plc during the first quarter of 2001, Eurotunnel chose to manage proactively the retail facilities at the terminals. New tenants were selected in March 2001 for both passenger terminal buildings. Tenants pay rentals to Eurotunnel which, in some cases, are partly determined by reference to the turnover of the relevant retail activity.

Telecommunications Infrastructure

Telecommunications infrastructure activity consists primarily of the laying and maintenance of fibre optic cables in the Tunnel for telecommunication companies. No such cables were laid in 2001. Maintenance activity continues in relation to cables laid in previous years.

Property Development

Eurotunnel currently manages and controls plots of land close to its terminals in both the United Kingdom and France. Eurotunnel intends to carry out developments by selling or leasing land and buildings where the proposed development is likely to enhance the status of the area close to the terminals and where there is potential for increasing use of the Tunnel.

6. Capacity

The System

The Tunnel

The capacity of the Tunnel is expressed in standard paths per hour in each direction. A standard path is defined by reference to the time required for a shuttle train to proceed over that part of the System which is used by all trains using the Tunnel in normal operation.

One of the key factors determining the capacity of the Tunnel is the signalling system. The System currently permits 20 standard paths per hour in each direction. Under the terms of the RUC, the Railways are entitled to up to 50 per cent. of the hourly capacity in each direction. Eurostar and through rail freight trains, because of their faster or slower speeds respectively, compared to Eurotunnel's freight and passenger shuttles, use more than one standard path. At peak times, speeds can be adjusted to maximise the number of trains and shuttles travelling through the Tunnel. The maximum number of paths used by Freight and Passenger Shuttle Services in 2001 was ten paths per hour in each direction. Management believes that it can increase the System's capacity to 24 paths per hour in each direction, although utilisation of all 24 paths will require improving traction power supply.

Management believes that, in the short to medium term, capacity increases are attainable through increasing the power of the locomotives that run the shuttles to enable longer trains to be operated while improving transit times. Management further believes that, in the longer term, further capacity increases should be attainable through:

- modifying passenger shuttles to allow more cars to be carried;
- improving the railway signalling system by using a moving block system compliant with the European Train Control System (that Eurotunnel believes is being implemented on the CTRL), which is expected to improve Tunnel throughput;
- attaining more uniform operating speeds across train types, which would increase the System's capacity. Currently, freight trains travel through the Tunnel at 80-120 kilometres per hour, while Eurostar trains can travel at 140-160 kilometres per hour. This speed differential uses a greater portion of System capacity and requires Eurotunnel to leave greater intervals between trains than would be the case if all trains ran at uniform speeds; and
- introducing Automatic Train Operation, an on-board computer system which is expected to ensure efficient use of infrastructure capacity by improving consistency of shuttle operations.

Since commencing operations, the Inter Governmental Commission ("IGC") has regulated Eurotunnel. IGC has in the past imposed limits on the build-up of operations, including limitations on minimum distances between certain trains while in the Tunnel.

The Terminals

Both the UK and French terminals are designed to enable the existing eight platforms at each terminal to be increased to 16. Two additional platforms are in the final stages of construction and are anticipated to be in commercial service in November 2002.

Rolling Stock

Eurotunnel has increased its Freight Shuttle Services capacity, and currently has 13 freight shuttles available for commercial service, a number that is planned to rise to 16 by January 2003. The three additional shuttles have been delivered to Eurotunnel but, before they can enter commercial service, the construction of the two new platforms referred to above must first be completed. Passenger Shuttle Services operate nine shuttles allowing a maximum number of 4 departures per hour. There are no current plans to acquire additional passenger shuttles.

Railway Services

Under the RUC, the Railways are entitled to use up to 50 per cent. of the total signalling capacity of the Tunnel. This currently amounts to ten paths per hour in each direction for Eurostar and Through Railfreight Services. Through Railfreight Services trains currently carry average loads of approximately 400 tonnes on each train, although some trains are capable of transporting 900 tonnes of freight. An increase in the load of each train would enable the Railways to increase the freight tonnage carried without using extra Tunnel capacity. Similarly, increased load factors on Eurostar trains would enable more passengers to be carried without using additional Tunnel capacity. Under the provisions of the RUC, Eurotunnel may use any unused excess capacity of the Railways if the Railways have not confirmed their capacity requirement by the previous day. Use of this excess capacity provides Eurotunnel with additional flexibility in scheduling Shuttle Services departures.

7. Reliability of the System

Tunnel Availability and Maintenance

The performance and reliability of the System has improved significantly since the Tunnel opened. The reliability of certain elements of the System that had been sources of disruption in previous years, such as track circuits and rolling stock, has greatly improved. This was due to the rectification of a number of technical deficiencies and the implementation of a revised programme for the cleaning, monitoring and maintenance of the fixed equipment. Scheduled weekly maintenance of the Tunnel is organised and structured to promote efficient use of the Tunnel and minimal disruption to commercial operations. Steps have also been taken to reduce disruption caused by would be asylum seekers (see "Security and Asylum Seekers" in Section 8 below).

Eurotunnel aims to contain the level of service disruption due to fixed equipment failure below 1 per cent. overall, despite the continued growth in traffic levels. Tunnel availability was maintained at 99 per cent. for 2001. Eurotunnel continues to monitor and review the causes of disruption and to develop service quality improvement plans.

Rail Replacement

Studies carried out in 1999 established the principal criteria by which the track in the Tunnel should be replaced. The main criterion is fatigue cracking, followed by corrosion and wear. The service life of the rail is maximised by strict monitoring and control of the wheel/rail interface. Between December 1999 and the end of 2001 all the main rail track in the Tunnel and on the terminals was replaced.

The installation of equipment to detect wheel defects and permit early remedial action is expected to increase rail life. However, as tonnages increase to a predicted 150 million gross tonnes per annum over the Tunnel's rails, Eurotunnel expects rerailing to commence again within four to five years.

Rolling Stock Availability and Maintenance

Eurotunnel also aims to deliver further increments in fleet capacity by using its existing rolling stock more intensively. This necessitates improving rolling stock reliability before moving maintenance procedures to longer servicing cycles.

Eurotunnel's repair and maintenance programmes have helped to improve the reliability of the electric locomotives used by both Freight and Passenger Shuttle Services. In planning maintenance, Eurotunnel aims:

- to ensure that safety requirements are met;
- to avoid immobilising rolling stock for excessively long periods; and
- to maximise the number of shuttles available during peak periods.

Under current maintenance programmes, core maintenance and shuttle safety checks are carried out once every 15 days and basic level maintenance once every 30 days on both freight and passenger shuttles. More comprehensive maintenance checks are conducted every 18 months with the exception of passenger single-deck loaders for which the interval is every 12 months.

The cancellation rate for Passenger Shuttle Services owing to rolling stock faults in 2001 was 1.1 per cent. (2000: 1.0 per cent.). The cancellation rate for Freight Shuttle Services in 2001 owing to rolling stock faults was 2 per cent. (2000: 2.9 per cent.). Eurotunnel is undertaking simplification and refurbishment programmes to reduce future rolling stock maintenance requirements and to improve reliability.

8. Safety and security

Features of the System and Shuttle Services

Safety and security considerations are central to the overall design and operating procedures of the System. The System was designed under the scrutiny of the IGC and the Safety Authority (see "Government Supervision" below). Each stage of the original design was examined by the IGC and indications were received that it had no objections to the design.

The established safety features of the System and the Shuttle Services include:

- the twin-tunnel design, which substantially reduces the risk of head-on collisions;
- safe provision of emergency and evacuation access in the service tunnel;
- the advanced signalling system, incorporating automatic train protection. This is designed to minimise the risk of any type of collision;
- the Tunnel's infrastructure. Each tunnel is lined with reinforced concrete (or occasionally cast iron) and runs generally between 25 and 45 metres below the sea bed;
- fire detection systems in the System and on all shuttles and fire extinction equipment on all passenger shuttles (which incorporate automatic on-board systems) and in Club Car wagons on all freight shuttles (which contain handheld extinguishers);
- fire shutters to help contain fires on each passenger shuttle;
- a ventilation system which supplies fresh air to the service tunnel at a slightly higher pressure than in the rail tunnels, improving the ability to evacuate passengers safely and enable effective action by emergency services; and
- the prohibition on transporting a number of hazardous goods through the Tunnel.

As a result of the truck fire in 1996, an on-board fire suppression system using high pressure water mist has been developed to suppress a fire occurring on a freight shuttle. This system will be progressively installed on the Freight Shuttle Service fleet from 2003.

In April 1999, Eurotunnel was awarded ISO 9002 certification for tunnel and fixed equipment works, comprising the maintenance of equipment and related support work, training, procurement and quality assurance. In May 1999, the certificate was extended to Freight Shuttle Services (including rolling stock) and Railway Services. In February 2001, the certificate was extended to Passenger Shuttle Services. Eurotunnel intends to develop further programmes to monitor and protect the health of its employees, and a comprehensive environmental initiative will be implemented to improve environmental standards with the objective of reaching an ISO 14001 certification standard by 2003.

The renewal and updating of Eurotunnel's safety and security measures (the "Safety Case") is central to Eurotunnel's activities as a transportation company and as an infrastructure provider to other train operators. Eurotunnel complies with new safety legislation in both France and the United Kingdom. A revision of the Safety Case was completed during 2000, with the next update scheduled for 2003. The effect of recent UK legislation is that the revised Safety Case requires approval by the IGC.

The System has detailed security and policing plans meeting the requirements of the UK and French authorities. Examples of the security measures taken for the protection of the System are:

- access control at the terminals' perimeters;
- closed circuit television surveillance; and
- processes using advanced technology for searching vehicles on a random basis.

Safety and security measures for Eurostar and Through Railfreight Services have been developed by the Railways after discussion with, and the approval of, the relevant governments. These safety and security measures, which are the responsibility of the Railways, have been submitted by Eurotunnel to the IGC. As the infrastructure manager, Eurotunnel is consulted by, and co-operates with, the Railways in relation to the ongoing development and implementation of these safety measures. The UK and French governments can require Eurotunnel and the Railways to implement and maintain the security regime that they consider appropriate to meet any perceived threat.

Security and Asylum Seekers

In 1999, French authorities requisitioned a hangar on land owned by Eurotunnel at Sangatte. The hangar has since been converted into a hostel housing up to 1,800 refugees arriving in the area intending to seek asylum in the United Kingdom. The camp stands within walking distance of Eurotunnel's Coquelles terminal and has been used repeatedly as a base for would be asylum seekers attempting to gain illegal access to the Tunnel and the United Kingdom.

There were over 50,000 interceptions of would be asylum seekers during 2001 on Eurotunnel's Coquelles terminal. During 2001, Eurotunnel spent £5 million in additional security measures to protect its Coquelles terminal. Each night there are presently over 100 security personnel on duty to protect the perimeter. An inner cordon has been erected, which comprises anti-climb fencing topped with razor wire. Gates topped with razor wire have been installed on all roads leading to the platforms. There are over 200 closed-circuit television cameras monitoring the site, whilst CO_2 and passive millimetric wave detectors are deployed to detect would be asylum seekers concealed in lorries.

Eurotunnel is pursuing legal proceedings in France to obtain the closure of the hostel for would be asylum seekers to the UK situated at Sangatte. In addition, Eurotunnel understands that discussions between the French and British governments in relation to the closure of this hostel are continuing.

By an order dated 25 September 2001, the Home Office extended the civil penalty set out in section 39 of the Immigration and Asylum Act 1999 to cover the Group. Under this scheme, the Group became liable for a fine of £2,000 in respect of each would be asylum seeker arriving in the UK concealed on one of its Freight Shuttle Services. Eurotunnel considered this extension of the scope of the scheme to be unlawful and *ultra vires*, and was successful in its application for leave for a judicial review of the decision. The Home Office advised Eurotunnel in January 2002 that the security measures it had put in place during 2001 would constitute an adequate defence under the Act. Penalty notices already served were withdrawn by the Home Office and the imposition of further fines suspended. On 11 April 2002, following a joint request made by Eurotunnel and the Home Office, the High Court issued a declaration annulling the order extending the scheme of civil penalties to cover Freight Shuttle Services.

Eurotunnel Safety Supervision

The Safety and Security Committee of Eurotunnel's Joint Board, composed of seven directors, meets on a regular basis with management to review all matters concerning safety in the Group and regularly updates the Joint Board. The Safety and Security Committee receives monthly reports and reviews:

- documentation relating to major safety issues including safety and security performance trends;
- the development of operating rules and monitoring of safety and security objectives; and
- the organisation and implementation of safety and security measures throughout the Eurotunnel Group.

Government Supervision

The IGC, whose members are nominated in equal numbers by the UK and French governments, was established pursuant to the Treaty and the Concession to supervise the construction and operation of the System on behalf of the UK and French governments. This includes all matters relating to the safety,

security and environment of the System. Many operating rules are required to receive formal approval or non-objection from the IGC.

The Safety Authority was established under the Treaty and the Concession to advise and assist the IGC on all matters concerning safety in the construction and operation of the System. The Safety Authority advises the IGC on the System's compliance with the safety provisions required by the Concession and on the approval of the safety arrangements (including operating rules and emergency procedures) applicable to the System. The Safety Authority is required, through a team of inspectors, to monitor the implementation of these safety measures and practices and to ensure that they comply with the applicable national and international laws throughout the Concession period.

9. Insurance

The major policies subscribed by Eurotunnel are those covering material damage and business interruption (including terrorism risk) and third party liability.

In accordance with market practice, Eurotunnel has obtained material damage and business interruption cover in two layers. The primary layer covering claims up to €200 million is not due for renewal until 1 January 2003. An excess layer (covering claims in excess of those falling within the primary layer up to a maximum of €900 million for each occurrence) has been secured for the period ending on 31 December 2002. Eurotunnel believes that this level of cover is appropriate. The maximum period of business interruption in respect of which Eurotunnel can claim is 24 months from the date of the relevant occurrence. Eurotunnel's third party liability cover is not due for renewal until 1 January 2003.

With regard to terrorism risk, the position is different in relation to property situated on English soil and that on French soil. The distinction arises out of the availability of insurance and re-insurance for terrorism risk.

In the UK, terrorism cover up to €200 million is provided within the terms of the primary layer policy, while the balance up to a total limit of €900 million is provided by the Eurotunnel Group's captive insurance vehicle, Gamond Insurance Company Limited. In both cases, the risk is re-insured by Pool Re, the UK Government's re-insurance vehicle. UK terrorism cover has been secured until 1 January 2003. The primary layer policy up to €200 million covers all risks arising out of terrorist action. The excess layer up to a total limit of €900 million covers risks of fire and explosion arising out of terrorist action, but excludes liability for loss or damage arising out of any other form of terrorism.

In relation to terrorism risk for French property, a lack of capacity in the commercial re-insurance market for this type of risk during the last quarter of 2001 had cast doubt over how such insurance would be made available to French companies. In December 2001, however, the French Government announced that it would intervene to provide ultimate re-insurance and thereby allow companies to obtain suitable cover. Eurotunnel's primary layer for claims up to €200 million is not due for renewal until 1 January 2003. The excess layer has been secured at €700 million, giving total cover of €900 million against acts of terrorism on French soil. Both layers provide cover for all risks arising out of terrorist action.

10. Employees & industrial relations

During 2001, Eurotunnel had an average of 3,617 employees.

Group Employees[1]	**2001**	**2000**	**1999**
Shuttle services	1,923	1,918	1,746
Technical services	1,236	1,197	1,213
Finance and others	458	482	434
Total	**3,617**	**3,597**	**3,393**

1 Includes contract and temporary staff.

At 31 December 2001, 3,295 of Eurotunnel's employees were covered by collective bargaining agreements.

Eurotunnel's employees employed by Eurotunnel Services GIE are represented by five unions.

In the UK, Eurotunnel Services Limited signed a voluntary single union agreement with the Transport and General Workers Union of the United Kingdom ("TGWU") on 14 June 2000. Under this agreement, all of Eurotunnel's employees (excluding management) employed by Eurotunnel Services Limited are represented by the TGWU for collective bargaining purposes, while employees can belong to any union of their choice for individual representation.

An agreement has been signed by Eurotunnel Services GIE with the majority of the French unions on the implementation of the 35-hour week, as required by law. This agreement has allowed Eurotunnel to take advantage of most of the exemptions from *charges sociales* set out in the legislation governing the 35-hour week and also provides for working hours to be annualised hence permitting working patterns to be tailored to fluctuations in demand for Eurotunnel's services.

Staff are represented on both sides of the Channel, in France, at meetings of the *comité d'entreprise* and, in the UK, by way of the company council. A European Works Council meets twice a year to be advised of and consulted in relation to cross-border issues affecting the Group's business.

Eurotunnel has experienced no industrial action by its staff over the course of the last 12 months.

11. 2001 Operational and Financial Review

The following text has been extracted without material adjustment from the 2001 Annual Report of Eurotunnel.

11.1 Operational Review

Freight Shuttle Services

In 2001, 1,197,771 trucks were carried by Eurotunnel — a growth of 6 per cent. on 2000 — despite the intrusions by asylum seekers on the Coquelles terminal which disrupted the freight service. Freight market growth in 2001 was 7 per cent. on the DoCa market and 10 per cent. on the Short Straits routes, although in the fourth quarter, growth in both markets slowed to an estimated 4 per cent. and 6 per cent. respectively. Eurotunnel has maintained its market share of 48 per cent. on the DoCa route.

Growth in the cross-Channel market and in Eurotunnel's traffic were affected by the foot and mouth epidemic, which led to a restriction on the movement of certain products, and also by the general economic slowdown. The massive influx of asylum seekers seriously affected freight service quality. Eurotunnel has made considerable efforts to deal with this problem and is urging the British and French authorities to provide the necessary assistance. During 2001, Eurotunnel spent approximately £5 million to secure the freight boarding area and reinforce security measures, which has enabled service quality to be restored in the fourth quarter.

As previously announced, Eurotunnel has increased freight shuttle service prices to a more realistic level from 1 January 2002. Improvements in capacity, flexibility, speed and standards of quality in freight service remain at the centre of Eurotunnel's strategy. With 13 shuttles available for operations at the end of 2001, Eurotunnel's Freight Shuttle Services meet the increasingly demanding needs of transport companies and their delivery commitments.

Passenger Shuttle Services

Eurotunnel's car traffic fell by 9 per cent. in 2001 (2,529,757 vehicles transported) whereas the market declined by 6 per cent. The market was adversely affected by the foot and mouth crisis which reduced demand for travel to the UK, as well as by particularly bad weather in the first half of the year. Eurotunnel maintained its position as market leader with a 52 per cent. market share of the DoCa car market.

The decrease in traffic is mainly due to the reduction in the number of passengers buying large quantities of goods such as alcohol and tobacco (known as "express shoppers") and who paid very low fares for their day trip tickets. In contrast, Eurotunnel's priority market segments in terms of revenues, short breaks and long stays, have seen a 3 per cent. increase in volume. The change in customer mix has also led to an increase in average passenger yield of 6 per cent.

Coach traffic fell by 5 per cent. in a market that declined by 7 per cent. Eurotunnel's coach market share remained stable at 35 per cent.

Promoting destinations in both France and in the UK, thus providing new reasons for customers to cross the Channel, is at the core of Eurotunnel's passenger marketing strategy. Eurotunnel works closely with tourist boards and tourist attractions on both sides of the Channel.

Railway Services

Eurostar

The number of passengers carried through the Tunnel by Eurotunnel's largest customer, Eurostar, between London and Paris/Brussels in 2001 fell by 3 per cent. compared with 2000 (6,947,135 passengers carried in 2001 compared to 7,130,417 in 2000). Despite the fall in Eurostar passenger traffic, the future prospects are encouraging. The construction of the high speed rail link in the UK is on schedule. The first phase should be completed at the end of 2003 and will reduce journey times by 20 minutes. The construction of the second stage (high speed link between the north of Kent and St Pancras Station) which started in 2001 and is due for completion in 2007, will reduce journey times by a further 15 minutes. Journey time between London and Paris will then take under 2 hours 30 minutes. Furthermore, the future high speed line between Brussels and Amsterdam provides the opportunity for direct London to Amsterdam services from 2007 onwards.

Freight Trains

The tonnage carried by the rail freight services operated by EWS and SNCF using the tunnel, fell by 17 per cent. in 2001 (2,447,432 tonnes of rail freight carried in 2001 against 2,947,388 tonnes in 2000). The decline is due to continuing quality problems in the rail freight sector. Freight activity however retains a large potential for growth. The current market share for UK to Continent rail freight is marginal.

Revenues from the Railways (Eurostar and rail freight combined) consist mainly of payments guaranteed under the MUC. Revenues from the Railways represented 38 per cent. of Eurotunnel's operating revenue in 2001.

Non-Transport Activities

Operating revenue from non-transport activities fell by 53 per cent. due to the absence of sales of telecommunications cables (6 cables in 2000), reflecting the difficulties in this sector. Non-transport activities now represent only 5 per cent. of Eurotunnel's operating revenue.

The retail activity was taken over on 1 April 2001, by Hachette Distribution Services (HDS) on the Coquelles terminal. On the Folkestone terminal, Alpha Retail took over the management of some of the outlets, which have been fully open since 30 June after redesign of the layout and refurbishment.

11.2 Financial analysis

The financial information set out below in this Section 11.2 is extracted without material adjustment from the financial information set out in Part V and from Eurotunnel's financial analysis of the Combined Accounts for the financial year ending 31 December 2001. Investors should read the whole of this document and not just rely on the key or summarised information. In order to assist the comparison between 2001 and 2000 in this analysis, the operating results for 2000 have been restated at the exchange rates used for the preparation of the 2001 results (£1 = €1.631) as set out in the tables.

Turnover	**2001**	**2000**	**% change**	**2000**
	Actual	**Restated**	**2001/2000**	**Reported**
		(£ million)		
Exchange rate €/£	1.631	1.631		1.630
Shuttle services	310	314	-2%	315
Railways	211	208	+1%	208
Transport activities	**521**	**522**	—	**523**
Non-transport activities	27	57	-53%	57
Operating revenue	**548**	**579**	**-6%**	**580**
Other income	16	20		20
Total turnover	**564**	**599**	**-6%**	**600**

Turnover

A 53 per cent. reduction in revenue from non-transport activities led to a decrease of 6 per cent. in total turnover to £564 million for 2001. This was due to the fact that no new telecommunication cables were installed in the Tunnel in 2001 compared to the 6 in 2000, leading to a reduction of £33 million in telecoms revenues compared to 2000. At £310 million, Shuttle Services revenue was only 2 per cent. below 2000 despite the difficult operating environment experienced in 2001. Railways revenue increased by 1 per cent. to £211 million and is mainly payments guaranteed by the Minimum Usage Charge under the Railway Usage Contract.

Operating result	**2001**	**2000**	**% change**	**2000**
	Actual	**Restated**	**2001/2000**	**Reported**
		(£ million)		
Exchange rate €/£	1.631	1.631		1.630
Total turnover	**564**	**599**	**-6%**	**600**
Operating costs	(242)	(254)	-5%	(255)
Operating margin	**322**	**345**	**-7%**	**345**
Depreciation and provisions	(139)	(137)		(137)
Operating profit	**183**	**208**	**-12%**	**208**

Operating profit

Operating costs in 2001 were £12 million below 2000, of which £8 million was due to lower cost of sales related to the telecoms cable sales in 2000. The net effect on operating profit of the loss of telecoms margin was £25 million. Despite additional costs of £3 million* arising from the reinforcement of security measures on the French terminal to combat the intrusions of asylum seekers, and an increase in the number of shuttle missions run, operating costs for the year were 2 per cent. below operating costs in 2000 excluding telecoms cost of sales. Depreciation and provisions increased marginally, resulting in an operating profit of £183 million, 12 per cent. below 2000.

* In addition to the £3 million of operating expenditure in 2001, there was approximately £2 million of capital expenditure on these security measures.

Net results	**2001**	**2000**
	Actual	**Reported**
	(£ million)	
Exchange rate €/£	1.631	1.630
Operating profit	**183**	**208**
Interest	(330)	(332)
Underlying loss	**(147)**	**(124)**
Exchange gains / (losses)	9	(1)
Exceptional profit	6	1
Net loss	**(132)**	**(124)**

Interest

The Group's net interest charge at £330 million for the year was £2 million below 2000. The underlying loss for the year was £147 million compared to £124 million in 2000.

Net result

After taking into account unrealised exchange gains of £9 million (compared to an exchange loss of £1 million in 2000), and an exceptional profit of £6 million generated principally from financial operations, the

net loss of £132 million was £8 million higher than in 2000. Exchange gains and losses result principally from the revaluation of current accounts between Group companies and have no cash effect.

Cash flow statement	2001	2000
	Actual	Reported
	(£ million)	
Exchange rate €/£	1.643	1.602
Net cash flow from operations	320	328
Capital expenditure (net)	(82)	(71)
Cash available for servicing debt	**238**	**257**
Net interest paid	(245)	(259)
Interest rate hedging costs	—	(41)
Receipts from financial operations	9	2
Financial operations fees	(3)	(1)
Debt repayment	(6)	(2)
Net equity receipts	—	—
Decrease in cash balance	**(7)**	**(44)**
Interest cover before capital expenditure	97%	98%
Interest cover after capital expenditure	72%	77%

Cash flow and interest cover

Cash flow from operating activities was £320 million in 2001, compared to £328 million in 2000. The interest cover before capital expenditure (which measures operating cash flow as a proportion of the interest charge) at 97 per cent., was marginally below 2000 (98 per cent.). £82 million was spent on capital investments principally to increase the capacity of the freight shuttle fleet, leaving £238 million available for debt service. Interest cover after capital expenditure was 72 per cent. compared to 77 per cent. in 2000.

Financing[1]

Eurotunnel's funding falls into three main parts — Core Debt, a Buffer Zone and a third part comprising equity and Equity Notes.

Financing at 31 December 2001

	(£ billion)
Senior Debt	0.3
Junior Debt & Resettable Advances	4.5
Stabilisation Facility, Accrued interest and PLN	1.6
Equity & Equity Notes	2.6
Total	**9.0**

The Core Debt comprises £0.3 billion of Senior and Fourth Tranche Debt, £3.4 billion of Junior Debt and £1.1 billion of Resettable Advances. 96 per cent. of this debt carries fixed rates until 2004 with all except the Senior and Fourth Tranche Debt at an average rate of 6.1 per cent. From 2004, the Junior Debt and the Resettable Advances will move to variable rates at attractive margins of 1.25 per cent. to 1.5 per cent. In order to substantially reduce its exposure to possible increases in interest rates on this variable rate debt, the Group entered into interest rate options during 2000 to cover £2.3 billion of its junior debt for the period 2004 to 2008. Further options covering £1.1 billion of junior debt for the same period were obtained at no cost as a result of the completion of the Junior Debt repackaging transaction in March 2001.

1 On 26 March 2002 Eurotunnel announced certain proposed transactions relating to its indebtedness. Details of these transactions and their impact on Eurotunnel's debt structure are set out in Parts I and VI of this document.

The Buffer Zone includes the Stabilisation Facility, available to meet interest payments which cannot yet be paid in cash. This carries 0 per cent. interest until 2006. This part also includes the Participating Loan Notes (or "PLNs") which carry 1 per cent. fixed interest until 2006.

The third part comprises equity and £0.6 billion of Equity Notes, which carry a fixed rate of 4.45 per cent. until they are converted to equity in 2003 at the latest.

Financial operations

On 1st March 2001 Eurotunnel announced the success of the operation to repackage part of its Junior Debt. This operation has enabled Eurotunnel to retain the benefit of favourable interest rates on its Junior Debt, while locking in a substantial discount on the debt repackaged.

Companies which are not part of the Eurotunnel Group purchased £1.1 billion of Eurotunnel's Junior Debt at an average discount of 27 per cent. of its face value. This debt purchase, and the costs of the operation, were financed by the issue of rated, listed bonds. Eurotunnel will receive the surplus cash generated by the companies which have bought the Junior Debt when this debt is refinanced. The company expects this refinancing to take place by 2009 and the surplus cash to be around £250 million.

Eurotunnel continues to explore other opportunities for balance sheet management and assess with holders of its debt whether there is scope to pursue other transactions which would reduce its indebtedness.

12. Fixed asset additions over the last three financial years

Fixed asset additions	**1999**	**2000**	**2001**
		£'000	
Concession assets			
Assets in course of construction	41,319	55,327	47,305
Tunnels	—	—	—
Terminals and related land	—	636	3,486
Fixed equipment	86	322	400
Rolling stock	4,910	7,840	10,412
Other land and buildings	4,649	450	922
Plant, machinery, vehicles and office equipment	9,696	8,998	17,398
Other fixed assets	—	—	—
Total	**60,660**	**73,573**	**79,923**

13. Current trading and recent developments

The following is the text of the announcement of Eurotunnel's revenue and traffic for the first quarter of 2002 made on 16 April 2002.

"16 April 2002

EUROTUNNEL Q1 RESULTS 2002

- **Shuttle services revenue up 8%**
- **Truck volumes up 3%**
- **Higher truck and passenger yields**
- **Service quality greatly improved**

Richard Shirrefs, Chief Executive, commented:

"Eurotunnel has made an encouraging start to the year. The key drivers of our business are the volumes and yields on our core shuttle services, especially freight. Truck volumes are up, and so are both truck and passenger yields.

Asylum seekers continue to make headlines but are no longer affecting our business. The investment we made in security at our Coquelles Terminal last year has fully restored service quality, and the new service initiatives taken in the first quarter have improved our reliability and punctuality even further.

Eurotunnel remains confident of continued sound performance with the level of growth in the truck market being the key influence on our full year financial results".

Operating Revenue

Eurotunnel's core shuttle service revenue grew 8%. at constant exchange rates to £72.7 million, reflecting the success of our strategy of seeking higher yields in our truck and passenger businesses.

Railways revenues grew 1% to £53(1) million with the majority made up of guaranteed payments under the Minimum Usage Charge.

Total transport revenues grew 5% to £125.7 million. This more than offsets the fall in non-transport revenues, which continue to be marginal.

£ million	**Q1 2002 Unaudited***	**Q1 2001 Restated***	**% change**	**Q1 2001 Reported****
Shuttle services	72.7	67.3	+ 8%	67.6
Railways	53.0	52.7	+ 1%	52.9
Transport activities	125.7	120.0	+ 5%	120.5
Non-transport activities	4.6	9.1	- 49%	9.2
Operating revenue	**130.3**	**129.1**	**+ 1%**	**129.7**

* exchange rate £1= EUR 1.631 ** exchange rate £1=EUR 1.614

(1) In the first quarter, SNCF/BRB withheld payments of almost £4 million relating to their contribution to provisional operating costs of the Group for 2002, pending arbitration. The Railways revenues have been accounted for without any deduction of the amounts withheld by the Railways.

Eurotunnel Shuttle Services

Truck shuttles

Eurotunnel's truck shuttle service carried 305,143 trucks in the first quarter of 2002, a 3% increase on the corresponding period in 2001. This was in line with market growth on the Short Sea routes, as Eurotunnel maintained its 42% market share.

Truck prices were increased from 1 January as planned, resulting in higher average yields.

The recent disruption to rail freight services operated by EWS and SNCF caused by asylum seekers at the SNCF freight yard at Fréthun has not affected Eurotunnel's truck shuttle service operating from its terminal at Coquelles. Following the extensive security measures implemented during 2001, Eurotunnel's service quality has been restored to normal, although continued vigilance is required given the close proximity of the Sangatte refugee centre. Eurotunnel continues to seek the relocation of this centre.

Passenger shuttles

Eurotunnel continues to pursue its strategy of targeting higher value customers. Consequently, the volume of cars transported fell 10% to 478,287, and market share dropped 6 points to 53%. However, revenues increased thanks to the improved mix and average yield which resulted.

Eurotunnel also increased coach prices substantially, resulting in a 21% drop in volume to 11,456 coaches and a fall of 12 points in market share to 31%. Revenue was stable compared to the same period last year.

	Q1 2002	Q1 2001	% change	Short Sea market(1)
Truck shuttles	305,143 trucks	295,024 trucks	+ 3%	+ 3%
Passenger shuttles	478,287 cars(2)	530,055 cars(2)	-10%	0%
	11,456 coaches	14,461 coaches	-21%	+ 10%

(1) The reference market is now Short Sea: Folkestone-Dover-Ramsgate/Calais-Zeebrugge-Dunkerque

(2) Including motorcycles, cars, vehicles with trailers, caravans and campervans

Railways (Eurostar & rail freight)

The number of Eurostar passengers travelling through the Tunnel fell by 6%, and through rail freight tonnage fell by 49%, the latter reflecting disruption by asylum seekers which has now shifted to the rail freight services operated by SNCF/EWS. This has no effect on Eurotunnel's revenues, which are covered by the Minimum Usage Charge.

	Q1 2002	Q1 2001	% change
Eurostar (passengers carried through the Tunnel)	1,468,002 passengers*	1,557,486 passengers*	-6%
Rail freight (SNCF/EWS) (tonnage carried through the Tunnel)	367,199 tonnes	725,868 tonnes	-49 %

* The passenger number given is for Eurostar passengers who travelled through the Channel Tunnel, and excludes passengers between Paris/Calais and Brussels/Lille."

14. Financial strategy and dividends

The four principal objectives of Eurotunnel's financial strategy are:

(i) to obtain investment grade ratings on the Junior Debt, so as to improve prospects of refinancing this debt as early as possible;

(ii) to continue to reduce debt and interest charges through market purchases of debt at a discount to face value;

(iii) to reduce the level of debt principal repayments over the next decade, so as to make the overall repayment profile more appropriate to the length of the Concession; and

(iv) to continue to reduce the volatility of financing charges caused by variable interest rates using fixed rate debt and hedging instruments.

Eurotunnel cannot pay a dividend before 2006 unless it ends the Stabilisation Period early, which is not anticipated. The payment of a first dividend as early as 2006, or shortly thereafter, would require rates of growth of revenues which are challenging and in excess of those achieved over the recent past. The timing and amount of such and any subsequent dividends in the period after 2006 will depend upon, amongst other things, further growth in revenues (see Part IV of this document and particularly Section 3 of that Part), future interest rates, future growth in cash flow and profits, capital expenditure requirements and the Eurotunnel Group's financial strategy and general financial condition.

The timing and amount of dividend payments would be considered in the context of Eurotunnel's overall financial objective which is to maximise shareholder value. In particular, the Directors may consider at the time that it is more appropriate to utilise cash otherwise potentially available to pay dividends for repayments of debt with a view to securing for shareholders the financial benefit of the 2001 Junior Debt repackaging.

PART III

EUROTUNNEL'S MARKETS

1. Introduction

Each of the services using the Tunnel operates in its own market and particular competitive environment. This Part III describes these markets, identifies the principal competitors operating in each one and sets out the relevant market shares.

2. Shuttle Services

Shuttle Services operate in the context of the overall cross-Channel market (or "Total Market" as defined in Part IX). Within this Total Market, Shuttle Services compete most directly with ferry operators on the Short Straits and DoCa routes. DoCa comprises routes between Dover or Folkestone and Calais whilst the Short Straits market comprises routes between Dover, Folkestone or Ramsgate and Calais, Zeebrugge or Dunkerque.

Set out below are tables describing the DoCa share of the Total Market.

DoCa Share of the Total Market by vehicle type

	As of 31 December					
	2001		2000		1999	
	Vehicles	Growth	Vehicles	Growth	Vehicles	Growth
	'000	*%*	*'000*	*%*	*'000*	*%*
Car(1)(2)						
Total Market	7,056	(5)	7,420	(12)	8,401	(4)
DoCa	4,921	(6)	5,216	(15)	6,105	(6)
Coach(1)						
Total Market	231	(7)	249	(4)	260	(6)
DoCa	213	(7)	229	(4)	239	(4)
Accompanied Truck(3)						
DoCa	2,521	7	2,364	10	2,150	14

(1) Source: Ferrystat, IRN Services Ltd.

(2) Car market vehicle figures are stated in Car Equivalent Units ("CEUs"), rather than actual vehicles transported.

(3) Source: Eurotunnel.

DoCa Share of Total Market

	As of 31 December					
	2001		2000		1999	
	DoCa Share %	Growth %	DoCa Share %	Growth %	DoCa Share %	Growth %
Car market	70	0	70	(3)	73	(1)
Coach market	92	0	92	0	92	1

Source: Eurotunnel

Following the abolition of intra-EU duty free sales in June 1999, car volumes on both the Total Market and the DoCa market fell as all operators raised prices to mitigate the loss of retail revenue. In 2000, the Total Market for cars fell by 12 per cent. This decline continued in 2001. Further contributory factors to this decline were the foot and mouth epidemic in the UK and the reduction in the number of "express shoppers" making day trips to purchase liquor and tobacco which resulted from an increase in customs activity. The increase in the activity of low cost airlines has also contributed to the overall reduction in the Total Market for cars.

Car and coach volumes have similarly declined on the DoCa route, at a slightly greater rate than in the Total Market. This is due to a greater concentration on the DoCa route of express shoppers and the day trip segment, which is believed to be more sensitive to fare increases.

The number of coaches carried in both the Total Market and the DoCa market has declined over the period 1999 to 2001, largely due to price increases following the abolition of duty free sales, although the DoCa share of the Total Market for coaches has remained stable.

Eurotunnel believes that most of the adjustments to the car and coach markets resulting from the abolition of duty free sales should now have taken place. However, any growth in the DoCa or Short Straits car and coach markets is likely to be modest.

In 2001, the DoCa accompanied truck market grew by 7 per cent. compared to growth of 10 per cent. in 2000. The strong growth experienced over the last few years in the DoCa truck market has been partly due to an increase in the concentration of cross-Channel traffic on the DoCa route. This has resulted from the closure of alternative services on longer routes and the increased capacity and improved frequency and quality of service on the DoCa route brought about by the efforts made by the ferry operators to compete with the service offered by Eurotunnel. The influence of these factors is, however, starting to decrease.

The introduction of the Norfolkline freight service from Dover to Dunkerque has also been responsible for the reduction in the rate of growth in the DoCa truck market as a whole.

Eurotunnel has historically measured the market performance of its Shuttle Services by reference to the DoCa market. However, as a result of the introduction of the Norfolkline service, Eurotunnel now considers it more appropriate to make such assessments by reference to the Short Straits market.

In the first quarter of 2002, the Short Straits truck market grew by only 3 per cent. compared to the first quarter of 2001. The DoCa market grew by a similar percentage over the same period.

Competition

Ferry operators

The main competitors of Eurotunnel's Freight and Passenger Shuttle Services are the ferry companies: P&O Stena Line ("P&OSL"), SeaFrance, Norfolkline and Hoverspeed. Given the historic concentration of services on the DoCa route, Eurotunnel has, until the commencement of the current financial year, assessed market shares and growth by reference to this market. However, given the presence of Norfolkline on the Dover-Dunkerque route since April 2000, Eurotunnel now considers it more appropriate to assess market shares and growth by reference to the Short Straits routes comprising those between Dover, Folkestone or Ramsgate and Calais, Zeebrugge or Dunkerque. In addition to Norfolkline's Dover-Dunkerque service the Short Straits market includes P&OSL's Dover-Zeebrugge service and Hoverspeed's Dover-Ostend service.

P&O Stena Line

P&OSL is the largest of the ferry companies currently operating 7 ferries on the DoCa route. In addition, P&OSL runs three ferries on the Dover – Zeebrugge route. P&OSL is a significant competitor of Eurotunnel in both the passenger and truck markets. Its share of the DoCa truck market decreased from 36 per cent. in 2000 to 35 per cent. in 2001 and its share of the DoCa car market has decreased from 32 per cent. in 2000 to 31 per cent. in 2001. In 2001, P&OSL's share of the Short Straits truck market was 37 per cent. and its share of Short Straits car market was 30 per cent. On 24 April 2002, P&O reported that in the first quarter of 2002 P&OSL freight carryings were 14 per cent. below those for the first quarter of 2001. It further stated this to be largely due to SeaFrance increasing its capacity by approximately one third at the end of 2001 with the introduction of a new vessel and the firm rate stance adopted by P&OSL.

On 23 April 2002, P&O and Stena Line announced that they had signed a memorandum of understanding for the acquisition by P&O of Stena Line's 40 per cent. shareholding in P&OSL for a consideration of approximately £150 million. The acquisition was stated to be subject to clearance by the European Commission. P&OSL separately announced on 23 April 2002 that consultations have commenced with employee representatives about the possible closure of the Dover-Zeebrugge route towards the end of 2002 which may result in three ferries currently on the Dover-Zeebrugge route replacing

two older ferries currently on the DoCa route. P&OSL stated further that the conversion of the Dover-Zeebrugge ferries would lead to a significant overall improvement in the P&OSL fleet.

SeaFrance

SeaFrance runs three mixed ferries and one freighter on the DoCa route. During November 2001, its new ship, the *Rodin,* entered commercial service and with a capacity of up to 700 cars or 120 trucks, it is the fastest coventional ferry on the DoCa route. SeaFrance's total capacity is approximately one third that of P&OSL. Its share of the DoCa truck market increased from 16 per cent. in 2000 to 17 per cent. in 2001. Its share of the DoCa car market increased from 9 per cent. in 2000 to 10 per cent. in 2001. In 2001, SeaFrance's share of the Short Straits truck market was 15 per cent. and its share of the Short Straits car market was 10 per cent. In the first quarter of 2002, SeaFrance enjoyed an 18 per cent. share of the Short Straits truck market compared with 13 per cent. in 2001. During the same period, SeaFrance had an 11 per cent. share of the Short Straits car market compared with 8 per cent. in 2001.

Norfolkline

Norfolkline, which is a wholly-owned subsidiary of Maersk, currently employs two vessels principally offering a freight service between Dover and Dunkerque for accompanied and unaccompanied traffic. Due to its low operating costs and low port charges, Norfolkline is in a position to offer very competitive prices. However, this strategy is mitigated by the longer route from Dover to Dunkerque, as compared to the DoCa route, which limits the number of round trips per day for each ship. Norfolkline's share of the Short Straits truck market increased from 2 per cent. in 2000 to 6 per cent. in 2001. In the first quarter of 2002, Norfolkline's share of the Short Straits truck market was 8 per cent. compared with 6 per cent. in 2001. Norfolkline's share of the Short Straits car market was less than 1 per cent. in both 2001 and the first quarter of 2002. In April 2002, Norfolkline converted its two twin-deck vessels to permit dual level loading and disembarkation. These modifications have enabled Norfolkline to increase the number of its weekday return trips from 6 to 7.

Hoverspeed

Hoverspeed operates a passenger service for cars. It runs two Seacats on the DoCa route and one Seacat on the Dover-Ostend route. Its share of the DoCa car market is estimated to have been around 5 per cent. in 2000 and around 7 per cent. for 2001. Its share of the Short Straits car market (which includes the Dover-Ostend route) was 9 per cent. in 2001. Hoverspeed was particularly affected by the abolition of duty free allowances. As a result, Hoverspeed has begun to focus on offering premium passenger services with greater attention to customer service.

Competitive Advantage

Eurotunnel believes that, in normal operation, its Shuttle Services have the following competitive advantages over the ferry services:

- Speed. Transit time between motorways in the United Kingdom and autoroutes in France is generally shorter than for competing services;
- Frequency of departures. The frequency of departures for Shuttle Services is greater than that offered by each of Eurotunnel's competitors; and
- Dependability. Shuttle Services are not affected by sea conditions and are much less vulnerable to adverse weather conditions than ferries.

Low Cost Airlines

The operations of low cost airlines also have an impact on the Short Straits market. Collectively, these airlines serve routes to many destinations in continental Europe providing competition to Eurotunnel's Passenger Shuttle Services in the short stay leisure market. Additionally, several destinations in France are now served by low cost airlines providing an alternative means of transport between the United Kingdom and France.

Eurostar

Eurostar services also compete with Eurotunnel's Passenger Shuttle Service in the leisure market through the provision of services to Paris, London, Brussels, Lille, Disneyland Paris and, seasonally, to Bourg-St-Maurice and soon to Avignon.

Eurotunnel DoCa market shares

Eurotunnel's estimates of its annual market share of traffic on the DoCa route for cars, coaches and accompanied trucks are set out below.

	2001		2000		1999	
	Vehicles	DoCa Market Share %	Vehicles	DoCa Market Share %	Vehicles	DoCa Market Share %
Car[(1)]	2,529,757	52	2,784,493	54	3,260,166	54
Coach[(2)]	75,402	35	79,460	35	82,074	34
Accompanied Truck[(3)]	1,197,771	48	1,133,146	48	838,776	39

Source: Eurotunnel

(1) Number of actual vehicles transported by Eurotunnel. Market share percentages are calculated by converting vehicles transported into Car Equivalent Units ("CEUs") and determining Eurotunnel's share of the CEUs transported in the DoCa market, as reported by Ferrystat, IRN Services Ltd.

(2) Number of actual vehicles transported by Eurotunnel. Market share percentages are determined by calculating Eurotunnel's share of the total actual coach vehicles transported in the DoCa market, as reported by Ferrystat, IRN Services Ltd.

(3) Number of actual vehicles transported by Eurotunnel. Market share percentages are determined by calculating Eurotunnel's share of Eurotunnel's estimate of the total number of accompanied trucks transported in the DoCa market.

Eurotunnel's share of the DoCa car market declined from 54 per cent. in 2000 to 52 per cent. in 2001. This was largely due to the reduction in the number of "express shoppers", a greater proportion of which have tended to use Eurotunnel's Passenger Shuttle Services.

The number of trucks carried by Eurotunnel in 2001 increased by 6 per cent. With an estimated 7 per cent. increase in the DoCa truck market in 2001, Eurotunnel maintained its market share at 48 per cent. The disruption caused by would be asylum seekers adversely affected Eurotunnel's ability to increase its market share. The DoCa coach market is estimated to have declined by 7 per cent. during 2001 but Eurotunnel was able to maintain its market share at 35 per cent.

In 2001, Eurotunnel's share of the Short Straits truck market was 42 per cent. The difference between this and Eurotunnel's market share on the DoCa route is due to the presence of Norfolkline operating on the Dover-Dunkerque route, forming part of the Short Straits market and where Norfolkline had a market share of 6 per cent. in 2001. In 2001, Eurotunnel's share of Short Straits car and coach market was 50 per cent. and 35 per cent. respectively.

During the first quarter of 2002, the number of trucks carried by Eurotunnel increased by 3 per cent. on the corresponding period in 2001. This was in line with market growth on the Short Straits routes and Eurotunnel maintained its market share of 42 per cent., as compared with the first quarter in 2001. During the first quarter of 2002, the number of cars transported fell by 10 per cent. and Eurotunnel's market share of the Short Straits car market dropped 6 points to 53 per cent. as compared with the first quarter of 2001. Due to an increase in prices during the first quarter of 2002, the number of coaches transported by Eurotunnel fell by 21 per cent. and Eurotunnel's market share dropped 12 points to 31 per cent. as compared with the first quarter of 2001.

3. Railway Services markets

Eurostar

Changes in Market

The market for Eurostar services comprises business and leisure passengers travelling between the United Kingdom and continental Europe. The market is varied between passengers travelling only between London and Paris or London and Brussels and passengers travelling between other points in the United Kingdom and France, Belgium, Holland and Germany. Eurostar connects London with the centres of Paris and Brussels and competes with air travel service providers on travel time, comfort and price. Eurostar also operates a ski train service to Bourg-Saint-Maurice and will soon commence a summer service to Avignon in Southern France.

The evolution of the combined Eurostar and airline market is set out below.

London-Paris and London-Brussels Passenger Traffic
Year ended 31 December

	2001		2000		1999	
	Passengers	Growth	Passengers	Growth	Passengers	Growth
	'000	%	'000	%	'000	%
Air and Eurostar						
London-Paris	7,877	(4)	8,229	7	7,711	4
London-Brussels	3,064	(6)	3,246	0	3,251	3

Source: CAA, BRB, SNCF

Between 2000 and 2001, air passenger traffic volume between London and Paris decreased by 8 per cent. and air passenger traffic between London and Brussels decreased by 8 per cent. During the same period, Eurostar passenger traffic volume decreased by 2 per cent. on the Paris route and by 4 per cent. on the Brussels route. In both cases, these reductions were partly due to the events of 11 September 2001.

Market Share

The growth of Eurostar's share of the passenger market between London and Paris and London and Brussels is set out below.

Eurostar Market Share
Year ended 31 December

	2001		2000		1999	
	Passengers	Market Share	Passengers	Market Share	Passengers	Market Share
	'000	%	'000	%	'000	%
London-Paris	5,169	66	5,287	64	4,861	63
London-Brussels	1,778	58	1,843	57	1,732	53

Source: Eurotunnel

Eurostar's share of the London–Paris market increased to an average of 65.6 per cent. for the twelve months ended 31 December 2001, as compared to an average of 64.3 per cent. for the same period in 2000. Over the same period, its share of the London–Brussels market grew from 56.8 per cent. to 58.0 per cent.

Competitive Environment

Eurostar competes with traditional airlines in the business traveller market. Eurostar's principal competitors in the leisure market are the low cost airlines offering scheduled services between London and Paris and London and Brussels, as well as alternative destinations. Eurostar has launched several marketing initiatives and internet promotions aimed at leisure markets but Eurotunnel believes that there is further potential for Eurostar to benefit from this market.

Through Railfreight Services

Market Growth

Through Railfreight Services compete with most modes of sea and road freight transport between the United Kingdom and continental Europe. Intermodal trains compete with lift-on lift-off container services and with services for accompanied and unaccompanied road freight offered by ferries and accompanied road freight offered by Freight Shuttle Services. Conventional freight trains compete with other freight transport modes, but often enjoy an advantage in the case of very heavy or large cargoes which can be loaded directly from a production facility. In the market for transportation of new automobiles, competition is from combinations of road, sea and rail modes in the United Kingdom and in continental Europe, which are used to deliver cars from factories, distribution centres and retail outlets.

The volume of freight transported by Through Railfreight Services is set out below.

	Through Railfreight Services Year ended 31 December		
	2001	2000	1999
		'000 tonnes	
Through rail freight	2,447	2,947	2,865

Source: BRB, SNCF

Volumes increased 3 per cent. in 2000 as compared to 1999 and decreased 17 per cent. in 2001 as compared to 2000.

The reduction in volumes in 2001 was largely due to poor end-to-end rail freight service quality. Three quarters of cross-Channel freight trains were cancelled during the 15-day strike by SNCF drivers in April 2001. This impacted on the perception of the service, adversely affecting volumes into the second half of the year. In addition, during the last quarter of 2001, significant disruption was caused by would be asylum seekers at SNCF's Fréthun depot.

The build-up of Through Railfreight Services through the Tunnel has been slower than Eurotunnel had expected as the quality of services offered by rail operators has been disappointing. Through Railfreight Services' principal competitors are road haulage companies and sea freight companies. The poor quality of service continues to affect the development of the service. Furthermore, since November 2001, there has been an increase in the number of would be asylum seekers passing through the Tunnel, in particular by concealing themselves on through freight trains at or around the SNCF Fréthun rail freight depot close to Eurotunnel's Coquelles terminal. This has resulted in a significant reduction in the number of through rail freight trains passing through the Tunnel as SNCF has, for security reasons, significantly cut back services.

PART IV

RISK FACTORS

1. Introduction

Investors should carefully review this entire document and, in particular, should consider the information set out below as well as the details of current litigation set out in Section 3 of Part VII of this document before making a decision to invest in Eurotunnel securities.

2. Risks relating to Eurotunnel's indebtedness

Substantial Leverage of Eurotunnel

Eurotunnel is highly leveraged, will continue to be highly leveraged for the foreseeable future and is significantly constrained in its ability to borrow additional funds. As at 31 December 2001, its total consolidated debt was approximately £7.0 billion and its shareholders' equity was £1.9 billion. Interest cover (calculated as operating cashflow after capital expenditure as a proportion of the interest charge) was 72 per cent. in 2001. See Part VI "Debt Structure".

Eurotunnel's substantial leverage requires it to use its cash flow to service its existing indebtedness. In certain circumstances this may adversely affect its ability to fund adequately its working capital, planned capital expenditures and operations and general corporate requirements. In addition, this could limit Eurotunnel's ability to borrow additional funds pursuant to its existing financial arrangements and/or render Eurotunnel less able to respond to changes in general economic conditions.

Any of the foregoing could have a material adverse effect on Eurotunnel's business and significantly affect Eurotunnel's future ability to service its debt and to pay dividends.

Exposure to Variable Interest Rates

Eurotunnel's cashflow is subject to risks from interest rate exposure. Until a series of dates around the end of 2003, all of Eurotunnel's debt, except for £140 million and €93 million of the Senior Debt Advances, bears interest at fixed rates. Thereafter, Eurotunnel's £1.6 billion plus €2.9 billion of Junior Debt will bear interest at variable rates. Rates will be reset on Eurotunnel's Resettable Advances, at the date of this document £534 million plus €954 million before taking into account the impact of the Tender, based on yields then prevailing on French and UK Government notes from 2004 for periods of up to five years. Further exposure to variable interest rates will arise from the end of the Stabilisation Period when the Stabilisation Notes/Stabilisation Advances issued will become interest bearing at variable rates. Eurotunnel has entered into interest rate collar arrangements for aggregate notional amounts of £1.1 billion and €1.9 billion (see Part V) for the period 2004 — 2008. In addition, Eurotunnel has received interest rate caps on £536 million and €959 million for the same period. From 2009 onwards, there is (as at the date of these Listing Particulars) no interest rate protection currently in place, subject to the financing transactions (as described in Section 9 of Part I) being successful. The Tier 1A Loans of £740 million (equivalent) will carry interest rates on the euro-denominated portion fixed for the first 15 years and, on the sterling-denominated portion, until maturity in 2027/2028. Notwithstanding these arrangements, Eurotunnel's ability to service its debt could be materially impacted by adverse interest rate movements, particularly in relation to the service of the Junior Debt, the Resettable Advances and the Stabilisation Advances from 2009 onwards.

The sensitivity of Eurotunnel's total interest charge (including margins but excluding option premium expense) for 2004, based on debt outstanding on 31 December 2001 taking into account the impact of these interest rate option contracts, is shown in the table below for a range of possible 6-month LIBOR and EURIBOR rates.

£ million	3%	4%	5%	6%	7%	8%
	259	283	307	345	387	404

Note:

(1) The table assumes that LIBOR and EURIBOR 6-month rates are identical.

(2) Based on an exchange rate of £1: €1.631.

3. Risks relating to revenues

Shuttle Revenues

Revenue Growth

Eurotunnel's plans over the medium term project significant growth in revenues, particularly from Freight Shuttle Services. This growth is projected to be driven both by higher volumes and higher prices. If Eurotunnel is not able to generate such growth in Shuttle Services revenues, its capacity to service its debt and to pay dividends would be materially adversely affected.

Competition

Eurotunnel's main competitors in relation to its Shuttle Services are the ferry companies. Several ferry companies, including P&OSL, SeaFrance, Norfolkline and Hoverspeed, compete with Eurotunnel in the cross-Channel market. As the cross-Channel freight market continues to grow, the ferry companies may add capacity through use of more and larger ferries, new ports and more routes.

The ferry companies may seek increases in market share more aggressively, which could result in decreases in the ferry companies' pricing. Such increases in market share and lower pricing by the ferry companies may adversely affect Eurotunnel's Freight and Passenger Shuttle Services market shares and revenues.

Although air travel service providers do not provide direct competition in the Short Straits market itself, to some extent Passenger Shuttle Services compete with air travel service providers, particularly low-cost air travel service providers, for holiday and short break travellers. Such air travel service providers offer alternative destinations and packages which feature competitive air fares combined with a range of additional benefits such as low-cost rental cars.

In June 2001, the European Commission granted permission for the P&OSL joint venture to operate for a further six years on the Short Straits routes. However, pursuant to undertakings to the UK competition authorities, P&OSL may be subject to a price cap mechanism in relation to passenger fares on the Short Straits routes, in the event that it holds a market share of 30 per cent. or above of Short Straits passenger traffic and P&OSL and Eurotunnel together have a market share of 90 per cent. or above. In the event that the price cap mechanism comes into effect, it may have an indirect effect on Eurotunnel's passenger fares pricing policy, which in turn may adversely affect Eurotunnel's market share and revenues.

On 23 April 2002, P&O announced its intention to acquire Stena Line's 40 per cent. interest in P&OSL. This acquisition is subject to the approval of the European Commission. As at the date of this document, it is unclear what impact, if any, this acquisition will have on Eurotunnel. However, it is possible that any approval by the European Commission may be subject to conditions which may adversely affect Eurotunnel's market share and revenues.

Decreases in the Value of Sterling Against the Euro May Lead to Decreased Passenger Shuttle Volumes

A substantial majority of passengers using Passenger Shuttle Services are UK-based. Therefore, any depreciation of sterling against the euro may lead to a reduction in the number of UK-based passengers using Passenger Shuttle Services, because UK-based passengers will find prices of goods and services more expensive in continental Europe, rendering cross-Channel travel less attractive.

Effects of Differences in Duties in the United Kingdom and France

A certain proportion of Passenger Shuttle Services revenues result from traffic induced by the differential in the levels of duty imposed in the United Kingdom and France. Lower duties on French goods make them attractive to people in the United Kingdom, and UK-based customers use Passenger Shuttle Services to travel to France to take advantage of these lower duties. This is a permissible activity under UK duty-related regulations as long as such passengers return to the United Kingdom with goods purchased for personal consumption. Any harmonisation of the duty regimes of the United Kingdom and France or change to the UK duty-related regulations could lead to a reduction in the number of Passenger Shuttle Services customers.

General Economic and Miscellaneous Circumstances

Both Freight Shuttle Services and Passenger Shuttle Services may be affected by varying general economic conditions and external events beyond Eurotunnel's control. The strength of the European economies and the level of trade between them significantly affect cross-Channel freight and passenger

traffic. In addition, external circumstances and events, such as disruption of fuel supplies (rendering car travel more difficult or expensive), blockades (such as truckers' blockades in protest against taxes on fuel), industrial action by customs or other authorities, adverse weather conditions resulting in decreased holiday travel and other factors which adversely affect the attractiveness of France or the United Kingdom as a destination could adversely affect Freight and Passenger Shuttle Services' operating results. Any material loss of revenue or reduction in future growth resulting from the occurrence of external events could affect Eurotunnel's future ability to service its debt and to pay dividends.

Consolidation of the European Haulage Industry

The number of haulage companies is decreasing on the Short Straits routes due to industry consolidation and the proportion of freight transported is becoming more concentrated in the larger haulage companies. Prices are negotiated bilaterally and larger hauliers are able to command lower prices than their smaller competitors. Therefore, as Eurotunnel seeks to obtain a greater percentage of the large haulage companies' Short Straits business, it may suffer dilution of its yields. Concentration of the road haulage industry in a relatively small number of large haulage companies and consequent strengthening in each of their negotiating positions could therefore adversely affect Freight Shuttle Services revenues.

Railway Revenues

Expiry of the Minimum Usage Charge

Use of the Tunnel by the Railways is governed by the Railway Usage Contract. Under the RUC, the Railways must pay to Eurotunnel fixed annual charges plus a variable charge in proportion to passengers and tonnage transported. Under the Minimum Usage Charge provisions of the RUC, the Railways must make additional monthly payments to bring Eurotunnel's annual revenue up to a specified minimum level until the end of November 2006. For 2001 as a whole, the total of these additional payments was £54 million (equivalent). In addition, the Railways must pay a contribution to the operating costs of the Group (see "Railways Dispute" in Section 3 of Part VII of this document for a discussion of a dispute with the Railways regarding the level of operating expenditure contributions). In 2001, the Railways paid Eurotunnel a total of £211 million (equivalent), including the operating expenditure contribution, for use of the Tunnel. This comprised 38.5 per cent. of Eurotunnel's 2001 revenues and approximately 65 per cent. of its 2001 cash flow from operations. If there had been no MUC provisions under the RUC, Eurotunnel's revenues from the Railways would have been £157 million (equivalent). If the Railways do not generate additional Eurostar passenger and/or rail freight traffic to compensate for the additional monthly payments currently received by Eurotunnel under the MUC and/or Eurotunnel is unable to replace these revenues, Eurotunnel's ability beyond 2006 to service its debt and pay dividends may be materially adversely affected.

Eurotunnel has no Control over Activities of the Railways

The Tunnel is used by the Eurostar high-speed passenger train service and Through Railfreight Services, in return for which the Railways pay fees to Eurotunnel. The performance of Eurostar and Through Railfreight Services is affected by external events and circumstances beyond Eurotunnel's control. Eurotunnel does not operate these services and cannot directly influence the commercial operations of either Eurostar or Through Railfreight Services. The performance service levels and prices that these operators offer their customers together with other factors which may be beyond the operators' control will influence the use of their services, which in turn affects the revenues Eurotunnel receives from the Railways, in the post-MUC environment after November 2006. When the MUC provisions expire, Eurotunnel will continue to depend for a significant portion of its revenues on the successful operation of these services by entities it does not control.

Competition

Eurostar

Eurostar faces competition from air travel service providers, both directly on the London-Paris and London-Brussels routes, and as providers of alternative holiday and short-break destinations. Pricing strategies or other competitive actions undertaken by airlines or by Eurostar could have a material adverse effect on Eurostar's passenger volumes. The Channel Tunnel Rail Link is expected to reduce significantly the travel time on Eurostar's London-Paris and London-Brussels routes, increasing Eurostar's competitiveness with air travel service providers. The CTRL is under construction, but the first phase of this project is not expected to be completed until the end of 2003 and the second phase is not expected to be completed until 2007, (see "Channel Tunnel Rail Link" in Section 4 of Part II of this document). If the

CTRL is not completed on time or at all, then there is an increased risk that passenger volumes may not increase sufficiently by 2007 to compensate for the termination of MUC payments under the RUC. This would reduce Eurotunnel's revenues from the end of November 2006 and may adversely affect its ability to service its debt and to pay dividends.

Through Railfreight Services

To date, through rail freight traffic volume has been consistently disappointing, with volumes transported in 2001 being 17 per cent. lower than in 2000. Currently, only a small percentage of cross-Channel freight travels as unaccompanied rail freight. Through Railfreight Services face problems with both co-ordination of national operators and prioritisation of freight in relation to passengers within the European Union. This lack of prioritisation could render it difficult for Through Railfreight Services to achieve any significant increases in volume. In addition, Through Railfreight Services face significant and effective competition from the road haulage industry, which could constrain Through Railfreight Services' ability to increase traffic volume. In addition, SNCF has, due to disruption caused by asylum seekers attempting to board trains at its freight terminal at Fréthun, significantly reduced services. Any decrease or failure to increase traffic volumes sufficiently to meet or exceed the current MUC levels by the end of November 2006 would reduce Eurotunnel's revenues from that time and may adversely affect its ability to service its debt and to pay dividends.

4. Risk factors relating to Eurotunnel's operations generally

High Fixed Costs

As is common to many transportation and infrastructure companies, a relatively high percentage of Eurotunnel's operational costs are fixed costs. Due to this relatively high percentage of fixed costs, decreases in volume or yield have a more significant effect on operating margin and cashflow than would be the case in operations featuring higher percentages of variable costs. Because Eurotunnel can be sure of neither rolling stock and fixed equipment long-term performance nor related maintenance costs (due in part to the specific nature of its rolling stock and fixed equipment), there can be no guarantee that operating costs will not increase from currently expected levels. Any such increase, or any decrease in revenue in either Freight Shuttle Services or Passenger Shuttle Services, caused by reductions in volumes and/or yields or their failure to grow at a certain rate, or a decrease in revenues under the RUC following the expiry of the MUC period in November 2006 could significantly affect Eurotunnel's future ability to service its debt and to pay dividends.

Availability of Additional Rolling Stock

As referred to in Section 3 of Part II of this document, all Eurotunnel's locomotives have been built by ESCL (in which Brush Traction is a major partner). Truck-carrying wagons were built by Breda (for the first eight shuttles procured by TML) and since by Arbel. Should ESCL or Arbel prove unable or unwilling for whatever reason to provide additional shuttle rolling stock on acceptable terms, Eurotunnel believes that it would be able to obtain suitable shuttles from alternative manufacturers. However, future capacity expansion could be affected by an inability to source additional shuttles on a timely or cost effective basis.

Exchange Rate Risks Due to Currencies of Revenues and Costs

Approximately half of Eurotunnel's revenues are received in sterling, while a somewhat higher percentage of Eurotunnel's costs (both operating costs and capital expenditure) are payable in euros, and debt service costs are biased slightly towards sterling. The resulting mismatch, currently estimated at £6 million for 2002, exposes Eurotunnel to exchange rate risks, particularly to decreases in the value of sterling relative to the euro. The extent of the mismatch and its direction may reduce in the future, as more customers in the growing freight sector switch to payment in euros.

Eurotunnel seeks to improve the matching of the currency of its revenues and costs where possible and uses foreign exchange transactions to manage its exposure. However, no assurance can be given that these measures will substantially reduce Eurotunnel's exposure to adverse movements in the value of sterling to the euro or that such exposure will not result in adverse effects on Eurotunnel's financial condition, or its ability to service its debt.

Various intra-Group balances exist, in particular the EPLC group's indebtedness to the ESA group denominated in euros. A 10 per cent. change in the euro/sterling exchange rate would result in unrealised exchange gains or losses of approximately £34 million with no cash effect.

Disruption to Operation of the Tunnel

Eurotunnel could suffer a significant reduction in revenue if its ability to operate the Tunnel were to be disrupted. Possible disruption could result from events which are insured against, such as certain acts of terrorism, a fire (such as the truck fire in 1996), an accident or an act of God or nature which causes sufficient infrastructure damage to require closure of the Tunnel for some period of time. Disruption could possibly also occur from events which are uninsured, such as industrial action by Eurotunnel staff or other staff needed to operate services, customs areas or police controls, an outbreak of hostilities, nationalisation of the Tunnel by either the French or UK Governments or contamination by radioactivity or biological substances. Furthermore, if any of the foregoing were to reduce public confidence in the Tunnel, Shuttle Services or Eurostar, Eurotunnel's revenues could be adversely affected. See "The System" in Section 2 of Part II of this document.

Asylum Seekers

The presence of asylum seekers seeking to enter the UK on trains passing through the Tunnel can significantly disrupt the operation of the Tunnel. As a means of seeking entry into the United Kingdom, in the past a significant number of persons have illegally gained access to Eurotunnel's French terminal and attempted to enter the Tunnel, either on Eurotunnel's shuttle trains or in trucks using Freight Shuttle Services. More recently, substantial numbers of would be asylum seekers have been boarding through rail freight trains in an attempt to cross to the UK. The existence of these asylum seekers at the terminals and in the Tunnel, and certain actions by them, have caused service delays and general disruption to the operation of the Tunnel, and could in the future continue to cause a substantial risk of service delays and general disruption to the Tunnel's operation. In addition, the actions of asylum seekers are potentially unsafe and can present to them a significant risk of injury or loss of life. To prevent such immigration through the Tunnel, Eurotunnel has developed and implemented enhanced security and detection systems for Shuttle Services and Through Railfreight Services. However, Eurotunnel has no authority or supervisory rights over the Railways and, therefore, cannot assure that it will be able to prevent asylum seekers from boarding Through Railfreight Services or Eurostar trains. Eurotunnel has also spent over £5 million to enhance security at its Coquelles terminal with a view to reducing the number of asylum seekers entering the terminal and thereby causing disruption to services. Eurotunnel continues to pursue legal action in France to force the closure of the Sangatte refugee centre where substantially all of the would be asylum seekers who have congregated close to the Coquelles terminal are temporarily housed. However, no assurance can be given that incursions into the French terminal will be prevented.

Regulatory Risks

Eurotunnel operates in a highly regulated environment. The operation of the System is subject to a high degree of regulation by the IGC and the Safety Authority. In the event of force majeure, such as an act of war, or serious default by Eurotunnel in the performance of its obligations under the Concession, the Concession may be terminated by the UK and French governments. Regulatory bodies also could enact further regulations or legislation relating to safety or other concerns which could result in substantial new expenditure by Eurotunnel in order to comply, or could place restrictions on its activities. Furthermore, other actions not stemming from the specific regulation of Eurotunnel could affect its operations. For example, increased enforcement of immigration-related or customs and excise-related regulations could cause delays and lower levels of customer satisfaction with Eurotunnel's services.

Regulation of Competitive Practices

Competition for cross-Channel freight and passenger traffic on the Short Straits routes is characterised by a few major competitors that have large shares of this sector. See "Competition" in Section 2 of Part III of this document. Due to this concentration among competitors and the importance of this sector, the UK Office of Fair Trading ("OFT"), the French competition authorities and the European Commission may pay this sector more attention than a less concentrated sector. Although to date there have been no restrictions placed on Eurotunnel's pricing policies, P&OSL or P&O may become subject to a price cap mechanism mandated by the UK competition authorities and/or be subject to some other condition imposed by the European Commission in connection with any anti-trust clearance of P&O's intended acquisition of Stena Line's 40 per cent. interest in P&OSL or, to the extent that this does not proceed, the continued operation of the P&OSL joint venture (as further described under "Competition" in Section 3 above). Further, in response to complaints about price increases by Eurotunnel and the ferry companies following the termination of duty free allowances in July 1999, the OFT as part of an informal

industry-wide inquiry in July 2000 requested Eurotunnel to provide it with detailed information relating to Eurotunnel's pricing policies as well as other information relating to Eurotunnel. Eurotunnel responded to this request in August 2000 and Eurotunnel is not aware of any further action taken by the OFT in respect of this matter. In February 2002, Eurotunnel received a letter of complaint from the British International Freight Association and its French equivalent querying the price rises of January 2002. This letter made allegations of price-fixing on the part of the cross-Channel operators and threatened a complaint to the competition authorities. Eurotunnel responded promptly to rebut any allegation of price-fixing and is not aware of any further developments in respect of this matter. Nevertheless, Eurotunnel's pricing policies and behaviour will continue to be subject to scrutiny by the OFT and/or the French competition authorities and/or the European Commission, which may result in regulation of Eurotunnel's pricing policies and, if past or current policies were determined to be anti-competitive, could result in fines, penalties, third party actions for damages or restrictions on activities. No assurance can be given that such scrutiny and resulting possible regulation or other action will not have a material adverse impact on Eurotunnel's financial condition or operational results, and thus on Eurotunnel's future ability to service its debt and to pay dividends.

Insurance

Eurotunnel seeks to maintain insurance policies covering its assets and employees with policy specifications and insured limits which it believes are adequate. Risks insured against generally include fire, lightning, flood, theft, terrorism and public liability. It is not certain that insurance for these and other risks will continue to be available or that losses incurred by Eurotunnel will not exceed insured limits or be fully compensated. In addition, the premium at which insurance is available may increase. Certain types of events are not covered by Eurotunnel's current insurance policies. (See "Disruption to Operation of the Tunnel" in this Section 4 above and "Insurance" in Section 9 of Part II).

Environmental Liability

Eurotunnel is subject both to UK and French national and local environmental protection regulations that currently require that Eurotunnel either obtain consent for the discharge of a particular waste substance or contract with a licensed waste carrier to dispose of the substance. Any violation of these regulations requires the payment of fines for pollution, and the regulations provide that the governments may close any facility failing to comply with orders to cease or remedy certain activities that cause environmental damage. Eurotunnel's policy is to establish environmental protection systems. However, there can be no assurance that its environmental protection systems will enable existing operations to continue to comply with current regulations or that the UK and French national or local authorities will not impose additional regulations which would require additional expenditure.

5. Dividends

Neither EPLC nor ESA has ever paid any dividend or made any distribution to Unitholders. The credit facilities governing the indebtedness of the Eurotunnel Group contain a number of covenants which are being amended in the context of the financing transactions (as described in Section 9 of Part I of this document) that place restrictions on Eurotunnel's ability to pay dividends notwithstanding that Eurotunnel may have available cash and distributable profits (see Section 10.7.2 of Part VI). In particular, these provide that Eurotunnel may not pay a dividend until 2006, unless it ends the Stabilisation Period early, which is not anticipated. The payment of a first dividend as early as 2006 or shortly thereafter would require rates of growth of revenues which are challenging and in excess of those achieved over the recent past. The timing and amount of such and any subsequent dividends in the period after 2006 will depend upon, amongst other things, future growth in revenues (see particularly Section 2 of this Part IV), interest rates, future growth in cash flow and profits, capital expenditure requirements and the Eurotunnel Group's financial strategy and general financial condition (see Section 14 of Part II).

6. Impairment of fixed assets

Eurotunnel plc Consolidated Accounts

As detailed in note 1f of the consolidated accounts of EPLC, which are set out in Section 3 of Part V, Financial Reporting Standard 11 "Impairment of fixed assets and goodwill" requires that any impairment

be identified and measured by comparing the carrying value of fixed assets to the present value of projected future cash flows using a market-based discount rate.

To date, Eurotunnel, not having access to capital markets in the usual way, has applied a discount rate of 7.8 per cent., which is the internal rate of return implicit in the lower case financial projections used in the Financial Restructuring.

The application of this method to the group's projections did not result in an impairment as at 31 December 2001. The successful completion of the financial operation announced on 26 March 2002 may demonstrate that Eurotunnel has renewed access to the capital markets and the use of the market-based discount rate may become appropriate.

An increase in the applicable discount rate and/or a deterioration in the Group's operating cash flow projections could result in an impairment by the end of 2002 or in subsequent years.

Eurotunnel Group Combined Accounts

The Eurotunnel Group Combined Accounts have been prepared in accordance with French Generally Accepted Accounting Principles. As detailed in note 2g of the Eurotunnel Group Combined Accounts (which are set out in Section 2 of Part V) in the absence of any detailed methodology in French GAAP relating to the measurement of impairment of fixed assets, Eurotunnel has applied the methodology set out in US Financial Accounting Standard 121, since its introduction, which requires assets to be compared with undiscounted future operating cash flows.

If in the future a provision is required under FRS 11 in the EPLC accounts, the Group would have to change its accounting policy, to follow IAS 36, which is substantially the same as FRS 11, and therefore make an impairment provision in the Combined Accounts.

Potential impact on the Combined Accounts

Note 1f to the EPLC Consolidated Accounts (set out in Section 3 of Part V) describes the potential impairment charge that would have arisen from increases in the applicable discount rate. As described in the 2001 accounts, a 1 per cent. increase in the discount rate above the 8 per cent. breakeven rate referred to in the accounts would have given rise to an impairment charge in the Combined Accounts of £1.3 billion at 31 December 2001. This would be approximately £0.9 billion at 31 December 2002 on the same basis.

An impairment charge could also arise from deterioration in the projections used in those impairment calculations. A reduction of 10 per cent. in the future cash flow projections for each year to the end of the Concession used in the 2001 impairment review would have given rise to an impairment charge of approximately £0.9 billion in the Combined Accounts at 31 December 2001. This would be approximately £0.5 billion at 31 December 2002 on the same basis.

PART V

FINANCIAL INFORMATION

1. Introduction

The financial information for the three years ended 31 December 2001, set out in Sections 2 and 3 of this Part V, is extracted, without material adjustment, from the audited Combined Accounts of the Group and the audited Consolidated Accounts of EPLC. The financial information contained in this Part V does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The consolidated accounts of EPLC are those which satisfy the statutory and regulatory filing requirements in the UK. They deal with the result and state of affairs of the Group only in so far as these are recorded in the books of EPLC and its subsidiaries. The Combined Accounts of the Group constitute the consolidated accounts of ESA according to French law, and have been prepared in accordance with French Generally Accepted Accounting Principles. The reports of the *Commissaires aux Comptes* and auditors on the Combined Accounts are prepared on the basis of French auditing standards.

The Combined Accounts of the Group for the three years ended 31 December 2001 were jointly audited without qualification (*réserve*) by Befec-Price Waterhouse, Member of PricewaterhouseCoopers, Commissaires aux Comptes, of Tour AIG, 34 Place des Corolles, Cedex 105, 92908 Paris-La Défense 2; KPMG Audit, Département de KPMG SA, Commissaires aux Comptes, 1 cours Valmy, 92923 Paris La Défense 7 and KPMG Audit Plc, Chartered Accountants and Registered Auditor, of 8 Salisbury Square, London EC4Y 8BB. In respect of the year ended 31 December 2000, without qualifying their report, the auditors and *Commissaires aux Comptes* drew attention to a change of accounting policy with regard to retirement indemnities.

The statutory accounts of EPLC for the financial years ended 31 December 1999, 31 December 2000 and 31 December 2001, on which unqualified audit reports have been given by KPMG Audit Plc, Chartered Accountants and Registered Auditor, in accordance with section 235 of the Companies Act (containing no statements under section 237(2) or (3) of the Companies Act), have been delivered to the Registrar of Companies.

ESA's accounts for the three years to 31 December 2001 were audited jointly by Befec-Price Waterhouse, Member of PricewaterhouseCoopers, Commissaires aux Comptes, and KPMG Audit, Département de KPMG SA, Commissaires aux Comptes. No qualification (*réserve*) was made in respect of these accounts.

2. Combined accounts for the Eurotunnel Group

Combined Balance Sheet	At 31 December 1999	2000	2001
		(£'000)	
Assets			
Tangible fixed assets			
Concession fixed assets	9,041,705	8,998,469	8,961,339
Other fixed assets	3,443	3,306	3,168
Total tangible fixed assets	9,045,148	9,001,775	8,964,507
Financial fixed assets			
Shares	96	96	94
Others	42	50	69
Total fixed assets	9,045,286	9,001,921	8,964,670
Stocks	13,749	12,076	12,956
Trade debtors	58,625	63,863	48,708
Other debtors	18,532	26,685	10,200
Other financial debtors	—	—	100,096
Investments and liquid funds	209,251	164,252	154,740
Total current assets	300,157	266,876	326,700
Prepaid expenses	8,331	46,424	44,925
Total assets	**9,353,774**	**9,315,221**	**9,336,295**
Shareholders' funds and liabilities			
Issued share capital	237,667	237,676	234,251
Share premium account	1,772,747	1,772,903	1,773,484
Other reserve	—	—	3,483
Profit and loss account reserve	(547,719)	(347,000)	(470,951)
Profit/(loss) for the year	202,059	(123,951)	(132,408)
Exchange adjustment reserve	470,891	458,838	538,104
Total shareholders' funds	2,135,645	1,998,466	1,945,963
Provisions	47,111	56,668	68,357
Loan notes	1,442,657	1,445,318	1,427,907
Loans	5,388,276	5,461,933	5,469,442
Accrued interest	136,270	138,851	136,344
Overdrafts	1,296	553	3
Other financial creditors	—	—	100,096
Other creditors	164,819	182,215	163,245
Total creditors	7,133,318	7,228,870	7,297,037
Deferred income	37,700	31,217	24,938
Total shareholders' funds and liabilities	**9,353,774**	**9,315,221**	**9,336,295**

Combined Profit and Loss Account

	For the Year Ended 31 December		
	1999	**2000**	**2001**
		(£'000)	
Turnover			
Turnover and other operating income	626,724	579,317	547,504
Other income	27,660	20,267	16,455
Total turnover	654,384	599,584	563,959
Operating expenditure			
Materials and services (net)	206,900	158,726	146,211
Staff costs	95,220	94,807	95,284
Depreciation	123,751	115,485	115,438
Provisions	17,456	21,935	23,087
Other operating charges	1,392	817	758
Total operating expenditure	444,719	391,770	380,778
Operating Profit	209,665	207,814	183,181
Financial Income			
Interest receivable and similar income	12,179	6,995	9,145
Profit on disposal of investments	408	678	667
Exchange differences	45,403	1,692	9,504
Total financial income	57,990	9,365	19,316
Financial charges			
Interest payable and similar charges	361,580	339,471	340,386
Exchange differences	372	2,153	606
Total financial charges	361,952	341,624	340,992
Financial result (loss)	(303,962)	(332,259)	(321,676)
Exceptional profit	296,388	524	6,108
Taxation	32	30	21
Result			
Profit/(loss) for the year	202,059	(123,951)	(132,408)
Earnings/(loss) per Unit	11.0p	(5.9)p	(6.4)p
Fully diluted earnings/(loss) per Unit	10.0p	(3.8)p	(4.1)p

Combined Cash Flow Statement	1999	2000	2001
	For the Year Ended 31 December		
		(£'000)	
Net cash inflow from operating activities	314,870	328,037	319,982
Taxation	(31)	(31)	(21)
Returns on investments and servicing of finance	(246,188)	(300,092)	(244,748)
Capital expenditure	(58,589)	(70,632)	(81,865)
Other non-operating cash flows	(5,753)	1,299	6,478
Cash inflow/(outflow) before financing	4,309	(41,419)	(174)
Financing	(27,798)	(2,594)	(6,380)
Decrease in cash in the period	(23,489)	(44,013)	(6,554)

Notes to the Combined Accounts

1. Group activities and important events

EPLC, ESA and their subsidiaries collectively make up the Eurotunnel Group. Between them, the Eurotunnel Group companies have, as their objects, the design, financing, construction and operation of the Fixed Link (the Project), under the terms of the Concession.

Important events

On 1 March 2001 Eurotunnel announced the success of the operation to repackage part of its Junior Debt. This operation has enabled Eurotunnel to retain the benefit of favourable interest rates on its Junior Debt, whilst locking in a substantial discount on the debt repackaged.

Companies which are not part of the Eurotunnel Group purchased £1.1 billion of Eurotunnel's Junior Debt at an average discount of 27% of its face value. This debt purchase, and the costs of the operation, were financed by the issue of rated, listed bonds.

The successful completion of this operation brings two main benefits for the Group:

— The right to receive the surplus cash generated by the companies which have bought the Junior Debt when this debt is refinanced. The company expects this refinancing to take place by 2009 and the surplus cash to be around £250 million.

— The benefit of interest rate caps at no cost, covering the period 2004 to 2008 on £1.1 billion of Junior Debt.

Eurotunnel has applied to the High Court in London for a judicial review in relation to the various asylum seeker issues which the Group is facing including the imposition of fines. A decision on these issues is awaited.

The Home Office has decided that the security measures put in place by Eurotunnel to prevent illegal immigrants arriving in the UK constitute a satisfactory defence against the imposition of penalties, and it has waived the fines levied to date.

The other main events arising during 2001 and in the early part of 2002 are described in the Operating and Finance Report in the Summary Annual Report.

Railways dispute

Under the Railway Usage Contract dated 29 July 1987 (the "RUC") between the Railways and Eurotunnel, the Railways are required to bear a proportion of the operating costs of the Group in each year. The basis upon which this contribution is calculated is set out in detail in the RUC. In accordance with this contract, the Railways have commenced arbitration proceedings under the auspices of the International Chamber of Commerce in respect of the calculation of the contribution for financial years ended 31 December 1997 and 1998.

The Railways have also requested the nomination of a neutral and independent expert in accordance with the provisions of the RUC in respect of the financial year ended 31 December 1999.

The Railways have informed Eurotunnel that they intend to reduce by £15 million the provisional sums payable in 2002 in respect of their contribution to the operating costs of the Tunnel. Eurotunnel considers that this is in breach of the terms of the RUC and is taking action in the Tribunal de Commerce de Paris in order to ensure payment of the sums due[1].

Results

The loss for the year amounted to £132 million (2000: loss of £124 million; 1999: profit of £202 million). The exceptional profit from the financial operations undertaken in 1999 amounts to £296 million.

2. Basis of preparation and accounting policies

Basis of preparation

(a) The Combined Accounts consist of the combination of the accounts of the EPLC Group and of ESA and its subsidiaries as set out in the table below. These Combined Accounts have been prepared on the going concern basis, under the historical cost convention and in accordance with French Generally Accepted Accounting Principles ("GAAP") and the accounting policies described below. The Combined Accounts constitute the ESA Group Consolidated Accounts according to French law.

Note 22 sets out the material adjustments in the measurement of results and shareholders' funds which would be required in order for the accounts to comply with UK GAAP.

The Eurotunnel Group combination comprises the following holding companies and their interests at 31 December 2001:

		% of capital owned by		
	Class of share	Holding company	Subsidiaries	Country of registration or incorporation
EUROTUNNEL PLC				**England**
The Channel Tunnel Group Limited	Ordinary	100	—	England
Eurotunnel Finance Limited	Ordinary	79	—	England
Eurotunnel Developments Limited	Ordinary	100	—	England
Eurotunnel Services Limited	Ordinary	—	75	England
Eurotunnel Trustees Limited	Ordinary	—	100	England
Le Shuttle Holidays Limited	Ordinary	—	100	England
Orbital Park Limited	Ordinary	—	100	England
Gamond Insurance Company Limited	Ordinary	—	100	Guernsey
Cheriton Resources 3 Limited	Ordinary	100	—	England
Cheriton Resources 5 Limited	Ordinary	100	—	England
Cheriton Resources 6 Limited	Ordinary	100	—	England
Princess Way Leasing Limited*	Ordinary	—	100	England
Cheriton Leasing Limited	Ordinary	100	—	England
Eurotunnel Services GIE	—	20	27.9	France
EUROTUNNEL SA				**France**
France Manche SA	Ordinary	99.9	—	France
Eurotunnel Finance Limited	Ordinary	—	21	England
Eurotunnel Services Limited	Ordinary	—	25	England
Eurotunnel Services GIE	—	30	22.1	France

* Princess Way Leasing Limited changed its name to Cheriton Resources 10 Limited on 3 January 2001.

(b) The accounts of all the Eurotunnel Group companies are prepared as at 31 December. Companies acquired or formed during the year are consolidated as from their date of acquisition or formation. Three subsidiaries of ESA and three subsidiaries of EPLC were not consolidated as they remained dormant or were not material in 2001.

1 On 26 April 2002, an arbitral tribunal found in favour of Eurotunnel (see Section 4 of Part II).

(c) Transactions between the members of the Eurotunnel Group have been eliminated.

(d) The accounts of the ESA Group have been converted into £ as follows:

- share capital, share premium account, retained reserves brought forward, Concession fixed assets and depreciation at historical rates;
- other assets and liabilities at the rate ruling at the balance sheet date; and
- profit and loss account items, with the exception of depreciation, at an average rate for the year.

Exchange differences arising from the application of the above are included in the exchange adjustment reserve in the balance sheet.

The closing and average £/FRF and £/€ exchange rates used to prepare the Combined Accounts are as follows:

	1999	2000	2001
	FRF	€	€
Closing rate	10.55	1.602	1.643
Average rate	10.14	1.630	1.631

Accounting policies

(e) Cost sharing

The Concession requires that the Eurotunnel Group shall share equally the cost price of the Project and all revenues and costs relating to the operation of the Fixed Link between the UK and French Companies.

— Concession fixed assets: all costs and revenues arising either directly or indirectly from the design, financing and construction of the Project are capitalised and shared between CTG and FM, and shown as fixed assets. Adjustments are made within fixed assets to equalise the cost between the concessionaires.

— Operating revenues and costs: all revenues and costs arising from the operation of the Concession are accounted for in the profit and loss account of the Partnership and shared equally between the concessionaires. Revenues and costs arising in Eurotunnel Group Companies which do not relate to the operation of the Concession are not subject to these sharing arrangements.

(f) Equity issue costs

Equity issue costs arising from the increase in share capital have been deducted from the share premium account, with the exception of those which occurred during the construction phase, which were capitalised in accordance with the principles set out above.

(g) Fixed assets and depreciation

In the absence of any detailed methodology in French GAAP relating to the measurement of impairment of fixed assets, Eurotunnel has applied the methodology set out in US Financial Accounting Standard 121, since its introduction, which requires assets to be compared with undiscounted future operating cash flows (see note 22).

Tangible assets are depreciated on a systematic basis in order to write down the costs of assets over their expected useful lives as follows:

Tunnels	life of Concession
Terminals and related land	20 years — life of Concession
Fixed equipment	5 years — life of Concession
Rolling stock	30 — 40 years
Leasehold land and buildings	5 years — life of Concession
Freehold land	not depreciated
Plant, machinery, vehicles and office equipment	3 — 30 years

The expected useful lives of the Group's assets are kept under review and revised when necessary, according to experience.

Concession fixed assets depreciated over the life of the Concession are depreciated using a unit of throughput method based on revenue. The annual depreciation is calculated on the net book value and is a function of the proportion of the actual revenue for the year to the total estimated revenue from the commencement of the year to the end of the Concession, adjusted for inflation.

All other depreciation is calculated on a straight line basis.

The initial purchase cost of certain fixed assets (for example track), which require regular renewal during the course of the Concession, is depreciated using the method applied to non renewable Concession fixed assets. Renewal expenditure on these assets is charged to the profit and loss account as incurred.

As all fixed assets will be written down to £nil at the end of the Concession, depreciation of the final renewal cost of renewable assets will be based on the residual duration of the Concession.

(h) Provisions

- Provision for renewal of fixed assets

Provisions for renewals are based upon the present value of the difference between the purchase or production cost and the estimated cost of the assets at the time of their renewal.

- Provision for large scale maintenance

The provision for large scale maintenance, which covers the major expected maintenance costs other than regular maintenance and repairs expenditure, is based upon a specific maintenance programme by asset categories.

- Provision for retirement indemnities

The Group provides for retirement indemnities for employees in accordance with its contractual obligations.

(i) Investments and liquid funds

Investments are stated at the lower of cost and market value. Investments and liquid funds are presented inclusive of interest receivable thereon.

(j) Foreign exchange

Transactions in foreign currencies are converted into £ at the rate of exchange ruling at the date of the transaction. Assets and liabilities denominated in foreign currencies other than those mentioned in note 2(d) and 2(k) are translated at the rate ruling at the balance sheet date. Exchange differences are dealt with in the profit and loss account.

(k) Financial instruments — hedging of interest rate and currency risks

The income and costs relating to interest rate swap and interest rate option transactions are recorded in the profit and loss account at their net cost on a time-apportioned basis over the period of the hedging contract.

Balances denominated in foreign currencies are not revalued insofar as matching currency options, swaps or forward foreign exchange contracts have been secured in equivalent currencies. The premiums relating to these contracts are taken to the profit and loss account on a time apportioned basis over the term of the hedging contract. The accrued income and costs (interest and exchange differences) are apportioned to the profit and loss account on a time basis.

(l) Stocks

In respect of properties, cost comprises the purchase price of property, development costs, and, where appropriate, a proportion of associated overheads and attributable financing costs.

Stocks are stated at the lower of cost and net realisable value and include non repairable spares. Repairable spare parts are included in the fixed asset category to which they relate. Slow moving stock items are subject to a provision for obsolescence.

(m) Trade debtors

Trade debtors are subject to a provision for bad and doubtful debts.

3. Turnover

(a) Turnover and other operating income

Turnover comprises the value of sales of services and goods receivable in the normal course of business (excluding VAT). Turnover relating to travel services is recognised on the date of travel.

The Eurotunnel Group operates within one class of business, that is the provision of transportation services between the UK and France and activities ancillary thereto, including development activities.

Turnover and other income may be analysed by source as follows:

	1999	2000	2001
	£'000	*£'000*	*£'000*
Shuttle services	270,454	314,482	309,363
Railways	215,425	207,839	211,036
Retail and other*	140,845	56,996	27,105
	626,724	579,317	547,504

* "Retail and other" includes income from development activities.

All income is derived from the operation of the Channel Tunnel and therefore both originates in and is destined for either the UK or France.

(b) Other income

Other income includes for the release of money received from TML under the warranty and the release of provisions.

In accordance with French GAAP, when a provision is utilised the expenditure is recorded under the usual caption in the profit and loss account (e.g. "Material and services") and the provision released to the profit and loss account under "Other income".

4. Staff numbers and costs

	1999	2000	2001
The average number of persons (including executive Directors) employed by the Eurotunnel Group was	3,393	3,597	3,617

	1999	2000	2001
	£'000	*£'000*	*£'000*
Total staff costs (including employment costs and Directors' remuneration)	95,614	95,146	95,556

Directors' fees are included in "Other operating charges" in the profit and loss account.

5. Directors' remuneration

The total Directors' remuneration for 2001 was £1,029,133 (2000: £1,540,546; 1999: £1,320,691). Information on Directors' remuneration is provided in Section 5 of Part VIII of this document.

6. Tangible fixed assets and depreciation

	Concession assets								
	Assets in course of construction	Tunnels	Terminals and related land	Fixed equipment	Rolling stock	Other land and buildings	Plant, machinery, vehicles and office equipment	Other fixed assets	Total
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Cost									
At 1 January 2000	56,320	4,494,966	1,300,350	2,295,988	1,313,302	104,724	188,002	4,276	9,757,928
Additions	55,327	—	636	322	7,840	450	8,998	—	73,573
Exchange adjustments	—	—	—	—	—	—	—	2	2
Transfers	(30,290)	—	2,308	212	27,770	—	—	—	—
Disposals	—	—	(80)	—	—	(1,572)	(10,974)	—	(12,626)
At 31 December 2000	81,357	4,494,966	1,303,214	2,296,522	1,348,912	103,602	186,026	4,278	9,818,877
Additions	47,305	—	3,486	400	10,412	922	17,398	—	79,923
Exchange adjustments	—	—	—	—	—	—	—	(2)	(2)
Transfers	(38,828)	—	3,760	1,072	30,888	—	3,108	—	—
Disposals	—	—	—	(666)	—	(1,588)	(1,271)	(44)	(3,569)
At 31 December 2001	89,834	4,494,966	1,310,460	2,297,328	1,390,212	102,936	205,261	4,232	9,895,229
Depreciation									
At 1 January 2000	—	67,509	47,125	308,660	181,007	16,853	90,793	833	712,780
Charged in the year	—	6,907	7,534	49,194	32,877	4,437	14,398	138	115,485
Exchange adjustments	—	—	—	—	—	—	—	1	1
Released on disposals	—	—	(2)	—	—	(1,046)	(10,116)	—	(11,164)
At 31 December 2000	—	74,416	54,657	357,854	213,884	20,244	95,075	972	817,102
Charged in the year	—	5,791	7,543	49,097	34,664	3,704	15,207	138	116,144
Exchange adjustments	—	—	—	—	—	—	—	(2)	(2)
Released on disposals	—	—	—	(666)	—	(546)	(1,266)	(44)	(2,522)
At 31 December 2001	—	80,207	62,200	406,285	248,548	23,402	109,016	1,064	930,722
Net book value									
At 31 December 1999	56,320	4,427,457	1,253,225	1,987,328	1,132,295	87,871	97,209	3,443	9,045,148
At 31 December 2000	81,357	4,420,550	1,248,557	1,938,668	1,135,028	83,358	90,951	3,306	9,001,775
At 31 December 2001	**89,834**	**4,414,759**	**1,248,260**	**1,891,043**	**1,141,664**	**79,534**	**96,245**	**3,168**	**8,964,507**

In France all immovable assets within the Concession area are the property of the French State and will revert to it on the expiry of the Concession period. In the UK, the Government has required CTG to transfer to it the title to freehold land and property acquired for the purpose of construction and operation of the Project and in exchange has granted leases for the duration of the Concession period. On the expiry of the Concession period, the interest of the Concessionaires in all movable property and intellectual

property rights necessary for the construction and operation of the Project will become, without payment, the joint property of the two States.

Depreciation of £116.1 million charged in 2001 includes £115.4 million charged to operating profit and £0.7 million charged to exceptional profit.

7. Stocks

	31 December 1999	31 December 2000	31 December 2001
	£'000	*£'000*	*£'000*
Spare parts*	6,306	6,193	5,473
Development work in progress	7,443	5,883	7,483
	13,749	12,076	12,956

* Net of a provision for obsolescence of £1.5 million (2000: £1.2 million; 1999: £0.7 million).

8. Trade debtors

Trade debtors of £49 million in 2001 (2000: £64 million; 1999: £59 million) are due within one year and are stated net of bad debt provisions of £5 million in 2001 (2000: £3 million; 1999: £3 million).

9. Other financial debtors and creditors

Eurotunnel has purchased three leasing companies in the UK. These companies had debt outstanding of £100 million at 31 December 2001. This debt is fully secured on lease receivables due to the companies. Through these transactions Eurotunnel has been able to obtain immediate value for a proportion of its current year tax losses by surrendering such losses by way of group relief to the leasing companies. These subsidiaries accept the credit risk of lessees, but that risk is ring fenced from the other companies within the Eurotunnel Group.

10. Investments and liquid funds

(a) Investments

These represent short-term investments, primarily certificates of deposit and Sicav (the French equivalent of mutual funds).

	As at 31 December		
	1999	2000	2001
	£'000	*£'000*	*£'000*
Investments in £	70,973	48,000	68,100
Investments in FRF/€	112,321	89,906	69,476
Interest receivable	1,010	329	222
	184,304	138,235	137,798
(b) Liquid funds			
Cash at bank and in hand	6,354	16,350	16,942
Deposit accounts	18,593	9,667	—
	24,947	26,017	16,942
Total investments and liquid funds	**209,251**	**164,252**	**154,740**

At 31 December 2001, 2000 and 1999 the market value of the investments in £, € and FRF equated to their book value.

Of the total cash of £155 million at 31 December 2001, £103 million was held in reserve for payment of Junior Interest. This left £35 million available for the Group's operating activities and £17 million remaining from the proceeds of the rights issue in 1999 and from financial operations.

Of the total cash of £164 million at 31 December 2000, £115 million was held in reserve for payment of Junior Interest. This left £38 million less £1 million of bank overdrafts available for the Group's operating activities and £11 million remaining from the proceeds of the rights issue in 1999 and from financial operations.

Of the total cash of £209.3 million at 31 December 1999, £127.3 million was held in reserve accounts in accordance with the Credit Agreement : including £114.6 million for payment of Junior Interest and £11.1 million remaining from the proceeds of the rights issue. This left £82 million less £1.2 million of bank overdrafts available for the Group's operating activities.

11. Share capital and share premium account

	EPLC	ESA	Total
	£'000	*£'000*	*£'000*
Share capital (Units)			
At 1 January 2000			
2,083,597,339 shares of £0.01 each	20,836	—	20,836
2,083,597,339 shares of FRF 1 each	—	216,831	216,831
	20,836	216,831	237,667
Issued during 2000			
79,145 shares of £0.01 each	1	—	1
79,145 shares of FRF 1 each	—	8	8
	1	8	9
At 31 December 2000			
2,083,676,484 shares of £0.01 each	20,837	—	20,837
2,083,676,484 shares of FRF 1 each	—	216,839	216,839
	20,837	216,839	237,676
Issued during 2001			
570,872 shares of £0.01 each	5	—	5
570,872 shares of €0.15 each	—	53	53
	5	53	58
Transfer to other reserve*	—	(3,483)	(3,483)
At 31 December 2001			
2,084,247,356 shares of £0.01 each	20,842	—	20,842
2,084,247,356 shares of €0.15 each	—	213,409	213,409
	20,842	213,409	234,251
Share premium account			
At 31 December 1999	917,058	855,689	1,772,747
Premium on shares issued during year	83	73	156
At 31 December 2000	917,141	855,762	1,772,903
Premium on shares issued during year	328	253	581
At 31 December 2001	917,469	856,015	1,773,484

* see note 12

(a) On 13 August 1986, a Corporate Structure Agreement was entered into between, among others, EPLC, ESA, CTG and FM. This provides, *inter alia*, for the "twinning" of the shares of EPLC and ESA whereby one share in each of these companies together comprise one "Unit". The Articles of Association of EPLC and the "*statuts*" of ESA restrict transfers of shares to simultaneous transfers of equal numbers of shares in each company.

(b) A share option scheme was approved at the Extraordinary General Meetings of EPLC and ESA held on 23 May 1991 enabling eligible employees of the Eurotunnel Group, including executive Directors to be granted options to subscribe for Units. These authorities expired in 1996. On 6 May 1999, new French and UK share option schemes were approved at the Annual General Meetings of EPLC and ESA enabling eligible employees of the Eurotunnel Group to subscribe for Units. A Save-As-You-Earn ("ShareSave") scheme reserved for UK employees was also approved. The authority to grant options under these schemes will expire in 2004. The exercise price of options granted under these schemes must be not less than the market price of the Unit on the day before grant, or the average market price of the Unit over the 20 dealing days before grant. The exercise price of options granted under the ShareSave Scheme must be not less than 80% of the market price of the Units on the day before grant, or of the average market price of the Unit on the 20 dealing days before grant.

During the 2001 financial year, and following the above approvals:

- On 16 March 2001, 535 employees were granted options over a total of 6,789,171 Units at a price of £0.77 or €1.26, exercisable between 16 March 2004 and 15 March 2011, on condition that the Eurotunnel Unit price increases by at least 4% a year in excess of the average of the French and UK retail price indices, for a period of at least three years.
- On 16 March 2001, 501 employees opted for the right to subscribe for a total of 3,466,716 Units at a price of £0.62 each between 31 March 2006 and 30 September 2006 under the UK ShareSave Scheme.
- During 2001, no Units were issued upon the exercise of options. Outstanding options give the right to 2,494 beneficiaries to subscribe for 36,583,392 Units, subject to the following terms:

		Exercise price		
Date of grant	**Options outstanding**	**£**	**€**	**Exercise period**
27 Apr 1992	122,192	2.48	3.91	27.04.1995–26.04.2002
6 Nov 1992	384,292	2.40	3.10	06.11.1997–05.11.2002
13 July 1994	290,453	2.24	2.91	13.07.1998–12.07.2004
24 Nov 1994	47,601	2.05	2.56	24.11.1998–23.11.2008
11 Apr 1995	403,848	1.81	2.23	11.04.1999–10.04.2009
18 Jun 1999	7,843,300	0.95	1.46	18.06.2002–17.06.2009
17 Sept 1999*	5,184,208	0.73	—	01.11.2004–30.04.2005
24 Nov 1999	6,375,000	0.81	1.27	24.11.2002–23.11.2009
31 March 2000*	1,813,695	0.61	—	01.05.2005–31.10.2005
31 March 2000	4,628,909	0.76	1.24	31.03.2003–30.03.2010
16 March 2001*	3,069,876	0.62	—	01.05.2006–31.10.2006
16 March 2001	6,420,018	0.77	1.26	16.03.2004–15.03.2011

* Granted under ShareSave Scheme.

(c) In 1998, EPLC and ESA made a bonus issue of warrants to Unitholders:

919,553,419 "2003 Warrants" redeemable on 31 October 2003. After adjustment following the latest rights issue, three 2003 Warrants entitle the holder to subscribe for 1.02 Units at an issue price of £0.68 plus FRF 6.70 (€1.02). During the 2001 financial year 92,055 Warrants were exercised resulting in the issue of 28,999 Units. During the 2000 financial year, 177,628 2003 Warrants were exercised resulting in the issue of 60,357 Units. During the 1999 financial year, 213,669 2003 Warrants were exercised. Consequently, the number of Units which may be subscribed following the exercise of the 919,070,067 outstanding 2003 Warrants is 312,483,822.

919,553,419 "2001 Warrants" expired on 31 December 2001. During the 2001 financial year 4,249,414 Warrants were exercised resulting in the issue of 541,873 Units. The 2001 Warrants, which had originally

been stapled to the 2003 Warrants, were separated from them on 27 July 1999, following the amendment to the Channel Tunnel Concession, and have been exercisable since then (in the case of the exercise of a 2003 Warrant before 27 July 1999, the stapled 2001 Warrant lapsed and lost all value). During the 2000 financial year, 142,738 2001 Warrants were exercised resulting in the issue of 18,145 Units. During the 1999 financial year, 343,968 2001 Warrants were exercised and 8,865 2001 Warrants lapsed. The 2001 Warrants have now expired.

(d) In April 1998, FM and EFL issued 645,161,300 Equity Notes at a price of £0.70 plus FRF 6.97 (€1.06257). On 11 May 1999, following the approvals given by the shareholder meeting of ESA and EPLC on 6 May 1999, the company repurchased 188,108,597 Equity Notes, on the basis of 1 Unit for 1.3 Equity Notes, through the issue of 144,698,901 new Units. The outstanding 457,052,703 Equity Notes are redeemable on 31 December 2003 on the basis of 1 Equity Note for 1.01 Units, after adjustment following the 1999 rights issue, to the extent that they have not been redeemed for Units on the terms of the issue contract or for cash through the exercise of the 2003 Warrants. They bear a fixed rate of interest of 4.45%.

12. Reserves

(a) Movement on reserves

	Other reserve**	Profit and Loss account	Exchange adjustment reserve
	£'000	*£'000*	*£'000*
At 1 January 2000	—	(345,660)	470,891
Provision for retirement indemnities*	—	(1,340)	—
	—	(347,000)	470,891
Loss for the year	—	(123,951)	–
Translation adjustments	—	—	(12,053)
At 31 December 2000	—	(470,951)	458,838
Transfer from share capital	3,483	—	—
Loss for the year	—	(132,408)	—
Translation adjustments	—	—	79,266
At 31 December 2001	3,483	(603,359)	538,104

* Amounts relating to previous years.

** This non distributable reserve is the consequence of the conversion of ESA's share capital into euros.

(b) Analysis of the combined result for the year

	1999	2000	2001
	£'000	*£'000*	*£'000*
Profit/(loss) attributable to the EPLC Group	98,966	(61,443)	63,594
Profit attributable to ESA	581	1,006	3,002
Profit/(loss) attributable to ESA subsidiaries	112,020	(54,908)	(62,332)
Elimination of profit from Fixed-Link Finance B.V.	—	—	(127,430)
Adjustments on combination:			
● Exchange adjustments on depreciation	(6,468)	(8,475)	(8,355)
● Other intragroup adjustments	(2,060)	140	18
Reclassification of EPLC share of provision for retirement indemnities*	—	670	—
Depreciation on EPLC share of equity issue costs	(980)	(941)	(905)
Combined profit/(loss) for the Eurotunnel Group	202,059	(123,951)	(132,408)

* Amounts relating to previous years.

13. Provisions

Provisions include a provision for large scale maintenance of £43.6 million (2000: £37.0 million; 1999: £31.4 million), a provision for renewal of assets of £22.7 million (2000: £17.6 million; 1999: £13.2 million) and a provision for retirement indemnities of £1.8 million (2000: £1.5 million, which includes £1.4 million for previous periods). No provision has been made in relation to the Railways dispute (see note 1).

14. Loan notes, bank loans and overdrafts

(a) Analysis of Loan Notes and Bank Loans

	31 December 1999 as reported	31 December 1999 restated*	Repurchase of debt and cancellation of interest	Settlement of Interest**	31 December 2000
	£'000	*£'000*	*£'000*	*£'000*	*£'000*
Equity notes	621,895	623,044	—	—	623,044
Participating loan notes	820,762	822,274	—	—	822,274
Total Loan Notes Principal	1,442,657	1,445,318	—	—	1,445,318
EDL, Senior and 4th Tranche Debt	352,303	352,922	—	—	352,922
Junior Debt	3,397,159	3,403,972	—	—	3,403,972
Resettable advances	1,130,367	1,132,623	(3,000)	—	1,129,623
Unpaid interest:					
Stabilisation advances	431,574	432,340	(3,324)	41,660	470,676
Deferred interest	76,873	77,015	—	27,725	104,740
Total unpaid interest	508,447	509,355	(3,324)	69,385	575,416
Total loans	5,388,276	5,398,872	(6,324)	69,385	5,461,933
Accrued interest:					
Loan Notes	13,383	13,408	—	—	13,408
Loans	122,887	123,096	(96)	2,443	125,443
Total accrued interest	136,270	136,504	(96)	2,443	138,851
Overdrafts	1,296	1,300	—	(747)	553
Total	6,968,499	6,981,994	(6,420)	71,081	7,046,655

	31 December 2000 as reported	31 December 2000 restated*	Repurchase of debt and cancellation of interest	Settlement of Interest**	31 December 2001
	£'000	*£'000*	*£'000*	*£'000*	*£'000*
Equity notes	623,044	615,524	—	—	615,524
Participating loan notes	822,274	812,383	—	—	812,383
Total Loan Notes Principal	1,445,318	1,427,907	—	—	1,427,907
EDL, Senior and 4th Tranche Debt	352,922	348,874	—	—	348,874
Junior debt	3,403,972	3,359,397	(7,089)	—	3,352,308
Resettable advances	1,129,623	1,114,858	—	—	1,114,858
Unpaid interest:					
Stabilisation advances	470,676	465,223	—	57,312	522,535
Deferred interest	104,740	103,476	—	27,391	130,867
Total unpaid interest	575,416	568,699	—	84,703	653,402
Total loans	5,461,933	5,391,828	(7,089)	84,703	5,469,442
Accrued interest:					
Loan Notes	13,408	13,246	—	—	13,246
Loans	125,443	124,040	—	(942)	123,098
Total accrued interest	138,851	137,286	—	(942)	136,344
Overdrafts	553	542	—	(539)	3
Total	7,046,655	6,957,563	(7,089)	83,222	7,033,696

* The debt at 31 December 1999 and 2000 has been recalculated at the exchange rate of 31 December 2000 and 31 December 2001 in order to facilitate comparison.

** Interest includes accrued interest during the period less interest paid in cash or settled using the Stabilisation facility.

In January 2000, £12.5 million plus FRF 110.4 million of Stabilisation Advances were created in respect of interest due on Resettable Advances which could not be paid from free cash flow. A further £10.13 million plus FRF 89 million were similarly created in July. All interest due on the Equity Notes during 2000 was also unable to be paid from free cash flow and was therefore added to the Deferred Interest Account.

In January 2001, £12.8 million plus €17.1 million of Stabilisation Advances were created in respect of interest due on Resettable Advances which could not be paid from free cash flow. A further £18.8 million plus €25.2 million were similarly created in July. All interest due on the Equity Notes during 2001 (£14.2 million and €21.6 million) was also unable to be paid from free cash flow and was therefore added to the Deferred Interest Account.

In January 2002, £19.0 million plus €25.5 million of Stabilisation Advances were created in respect of interest due on Resettable Advances which could not be paid from free cash flow. All interest due on the Equity Notes at 26 January 2002 (£7.1 million and €10.8 million) was added to the Deferred Interest Account.

In January 2000, Eurotunnel repurchased £3 million of Resettable Advances at 43% of face value, together with £0.1 million of Stabilisation Advances at 26% of face value. Further repurchases of Stabilisation Advances took place in October 2001 with £1.75 million bought at 25% of face value and FRF 15.5 million bought at 24% of face value.

(b) Maturity of debt as at 31 December 2001

	Less than one year	One to five years	More than five years	Total
	£'000	*£'000*	*£'000*	*£'000*
Equity Notes	—	615,524	—	615,524
Participating Loan Notes	—	—	812,383	812,383
Total Loan Note Principal	—	615,524	812,383	1,427,907
EDL, Senior and 4th Tranche Debt	56,508	173,039	119,327	348,874
Junior Debt*	—	—	3,352,308	3,352,308
Resettable Advances	—	—	1,114,858	1,114,858
Unpaid interest:				
Stabilisation Advances	—	—	522,535	522,535
Deferred interest	—	130,867	—	130,867
Total unpaid interest	—	130,867	522,535	653,402
Total Loans	56,508	303,906	5,109,028	5,469,442
Accrued interest:				
Loan notes	13,246	—	—	13,246
Loans	122,947	—	151	123,098
Total accrued interest	136,193	—	151	136,344
Overdrafts	3	—	—	3
Total	**192,704**	**919,430**	**5,921,562**	**7,033,696**

* Based on default repayment schedule.

(c) Details of debt

- The Equity Notes are described in note 11(d).

- The Participating Loan Notes, comprising 423,570 stapled notes at 31 December 2001, issued at £1,000 in EFL and FRF 9,893 (€1,508.18) in FM, carry a fixed rate of interest of 1%. After the end of the Stabilisation Period (31 December 2005 or earlier under certain conditions at Eurotunnel's option), they attract an additional variable coupon equal to 23.3% of the available net cash flow. These notes are repayable at the latest on 30 April 2040.

- The Resettable Advances carry a fixed rate of interest of 7.03% (£) or 5.28% (€) until 26 January 2004, when the interest rate will be re-fixed in relation to government bond rates with a margin of 0.5%. At the end of the Stabilisation Period this margin will increase to 1.5%. They are repayable by 31 December 2050.

- The Junior Debt carries the same fixed rate of interest as the Resettable Advances until reset on various dates between 1 December 2003 and 8 January 2004, at variable rates with a margin of 1.25%. This debt is repayable between 2005 (Target Schedule) and 2007 (Default Schedule) and 2025.

- Stabilisation Advances (in respect of Junior Debt and Resettable Advances) or Deferred Interest (in respect of Equity Notes) are created each January and July to settle interest which becomes due but cannot be settled in cash. This Stabilisation Facility is available for drawing until the end of the Stabilisation Period subject to certain drawing limits. It carries no interest charge until after the Stabilisation Period when the outstanding amounts carry a variable rate of interest plus a margin of 1.25%. Within eighteen months following the end of the interest free period the Stabilisation Advances may be converted into Stabilisation Notes at Eurotunnel's option. This debt is repayable between 2018 and 2026.

- Part of the Senior Debt (£140 million and €93 million) carries a variable rate of interest and the remainder is at fixed rates of interest. The Senior Debt is repayable between 2002 and 2005 and the margin is 1%.
- The Fourth Tranche Debt comprises fixed rate loans drawn from the European Investment Bank and European Coal and Steel Community repayable between 2006 and 2019. It bears a margin of 1%.

All debt is fully secured.

(d) Payment of accrued interest

Out of the £151 million of interest falling due in January 2002, £103 million was paid in cash and £48 million was settled using the Stabilisation Facility.

Out of the £152 million of interest falling due in January 2001, £115 million was paid in cash and £37 million was settled using the Stabilisation Facility.

Out of the £151 million of interest falling due in January 2000, £114 million was paid in cash and £37 million was settled using the Stabilisation Facility.

(e) Interest Rate Exposure

All of Eurotunnel's debt, with the exception of £140 million and €93 million of the Senior Debt, is at fixed rates of interest until the end of 2003. Until that date a 1% change in the variable rates of interest in the UK and France would therefore change Eurotunnel's annual financing charges by £2 million. This would be largely offset by similar changes in the amount of interest receivable on investments and cash balances.

From 2004 interest charges on £4.5 billion of Eurotunnel's debt will become subject to variable rates.

In August 2000, Eurotunnel purchased interest rate collars to limit the impact to possible future increases in interest rates on £1,071 million and €1,920 million of its debt from 2004 to 2008. The maximum blended rates payable on this debt will range from 7.25% in 2004 to 8% in 2008 for sterling denominated debt, and from 6.75% in 2004 to 8% in 2008 for euro denominated debt. To reduce up front cost, Eurotunnel wrote interest rate floor contracts on the same amount of debt for the same period and with the same counter parties. These contracts mean that the rates payable on average by Eurotunnel will not fall below certain levels. These levels range from an average of 5.5% in 2004 to 4.98% for 2008 for sterling denominated debt and 5.3% in 2004 to 4.51% in 2008 for euro denominated debt. A cash premium of £23 million and €28 million was paid for this interest rate protection, which will be taken to the profit and loss account on a time apportioned basis over the term of the hedging contracts.

As a result of the Junior Debt repackaging in March 2001, Eurotunnel received interest rate caps on £536 million and €959 million of its Junior Debt at the same blended rates and for the same periods as those set out in the above paragraph. No premium was paid and no interest rate floors were written by Eurotunnel to obtain this hedging. If market interest rates in 2004 — 2008 are above the interest rate cap rates, the counterparty banks will pay the difference between the two rates to Eurotunnel. If market interest rates in 2004 — 2008 are below the interest rate floor rates, Eurotunnel will pay the difference between the two rates to the counterparties. When market rates are between the cap and floor rates, no payments will be made under these contracts.

An estimate of Eurotunnel's total interest charge (including margins) for 2004, taking into account the impact of these interest rate option contracts is shown in the table below, for a range of possible 6 month LIBOR and EURIBOR rates:

Interest charge (before option premium)

(in £ million)

3%	4%	5%	6%	7%	8%
259	283	307	345	387	404

The table assumes that LIBOR and EURIBOR 6 month rates are identical.

(f) Exchange Rate Exposure

All of Eurotunnel's debt is denominated in sterling (EPLC Group) or euros (ESA Group). No exchange gains or losses can therefore arise on revaluation of the external debt. The majority of foreign

exchange risks arising from Eurotunnel's continental activities has been eliminated by the introduction of the euro in 12 EU member states. The major residual foreign exchange risk relates to the revaluation of intra-Group balances (mainly the ESA Group's debtor with the EPLC Group denominated in euros). A 10% change in the euro/sterling parity would result in unrealised exchange gains or losses of approximately £34 million (2000: £36 million; 1999: £36 million).

(g) Liquidity Risk

The Equity Notes will be converted into Units at a predetermined price on 31 December 2003 except to the extent previously redeemed in cash at a premium to their face value from the proceeds of the exercise of the 2001 and 2003 Warrants.

The Senior Debt is repayable in cash between 2002 and 2005. All the remaining debt, except for the first payment of 1.65% of the amount outstanding on the Junior Debt, is repayable after the Stabilisation Period (31 December 2005 or earlier under certain conditions, at Eurotunnel's option).

Interest due on the Equity Notes, Junior Debt and Resettable Facility which cannot be met from available cash can, until the end of the Stabilisation Period, be met through drawings under the Stabilisation Facility within certain limits. Eurotunnel may under certain conditions prepay the Stabilisation Facility by issuing Units.

Of this facility, £702 million had been drawn by 28 January 2002. The remaining facility at 28 January 2002 was £479 million.

15. Other creditors

	1999	2000	2001
	£'000	*£'000*	*£'000*
Trade cash advances	84,154	86,604	86,517
Trade creditors and accruals	36,391	36,795	40,614
Taxation and social security	26,587	26,930	16,755
Fixed asset creditors and accruals	14,945	18,623	15,645
Other creditors	2,742	13,263	3,714
	164,819	182,215	163,245

Trade cash advances represent principally advance payments received from the railways under the minimum usage charge clause of the Railway Usage Contract. These advances are repayable under certain conditions by deduction from future payments owed by the railways. Other amounts are mainly due within one year.

16. Exchange differences

The exchange gains and losses arose mainly from the retranslation, at the year end exchange rate, of inter company accounts.

17. Exceptional result

The net exceptional result in 2001 of £6 million related principally to several financial operations.

The exceptional result in 2000 mainly includes the profit of £4 million on the repurchases of debt in January and October 2000 (described in note 14), and the costs of the debt securitisation operation currently underway.

18. Taxation

(a) Current taxation

No UK corporation tax arises on the result for the year of the EPLC Group (2000: £nil; 1999: £nil).

At 31 December 2001, excess management charges and losses carried forward of £2,574 million (2000: £2,506 million; 1999: £2,431 million) were available for offset against certain future EPLC Group income.

ESA has re-elected, for a further five year period, to group its taxable profits and losses with those of FM and the ESA subsidiaries incorporated in December 1998. ESA has provided for its minimum legal obligation under French corporate tax of £21,000 in 2001 (2000: £30,000; 1999: £32,000).

In France, ESA Group cumulative tax losses of €836 million (2000: FRF 7,297 million; 1999: FRF 9,512) can be carried forward of which €493 million (2000: FRF 2,686 million; 1999: FRF 2,184) can be carried forward indefinitely.

(b) Deferred taxation

Potential deferred tax assets relating principally to losses carried forward have not been recognised in the accounts.

(c) Due to the nature of the Project, consultations with the fiscal authorities of each country are required to agree a common tax treatment for the Eurotunnel Group companies as far as possible. Certain matters remain unresolved, but in the opinion of the Directors the effect of their resolution is not likely to be material to the accounts.

19. Commitments and contingent liabilities

In accordance with the terms of the Credit Agreements, the Eurotunnel Group Companies have undertaken to grant as security to the lending parties to the Credit Agreements charges over their assets and rights, other than the assets and rights owned by EDL and OPL.

Pursuant to the Credit Agreements, after the occurrence of an event of default, the banks would in certain circumstances be entitled to exercise their rights of substitution as provided under the Concession as well as their security rights under the financing agreements.

As at 31 December 2001, 2000 and 1999, the shares of ESA and EPLC subsidiaries, most bank accounts, the commissioned rolling stock, all trademarks and the benefits of the most important contracts had been given as security under French law. Under English law, all assets and rights owned by the Eurotunnel Group Companies other than EDL and OPL come under a floating charge. Some specific charges over certain of the Eurotunnel Group Companies' land and buildings have been effected.

20. Cash flow statement

(a) Reconciliation of profit for the year to the net cash inflow from operating activities

	1999	2000	2001
	£'000	*£'000*	*£'000*
Operating profit	209,665	207,814	183,181
Provisions	17,456	21,935	23,087
Depreciation	123,751	115,485	115,438
Profit before depreciation, provisions, interest and tax	350,872	345,234	321,706
Loan fees charged	3,370	—	—
Exchange adjustment*	(5,148)	2,584	(1,008)
(Increase)/decrease in stocks	(404)	1,685	85
(Increase)/decrease in debtors	(16,808)	(9,854)	31,639
Decrease in creditors	(17,012)	(11,612)	(32,440)
Net cash inflow from operating activities	314,870	328,037	319,982

* The adjustment relates to the restatement of the elements of the Profit and Loss Account at the exchange rate ruling at year end.

(b) Analysis of cash flows for headings netted in the cash flow statement

	1999	2000	2001
	£'000	*£'000*	*£'000*
Returns on investments and servicing of finance			
Interest received	13,010	8,428	9,888
Interest paid	(257,507)	(267,973)	(254,636)
Loan fees paid	(1,691)	—	—
Payment for hedging transactions	—	(40,547)	—
Returns on investments and servicing of finance	(246,188)	(300,092)	(244,748)
Capital expenditure			
Payments to acquire tangible assets	(58,597)	(70,709)	(82,193)
Sale of tangible fixed assets	8	77	328
Capital expenditure	(58,589)	(70,632)	(81,865)
Exceptional activities			
Financial activity	(5,582)	1,299	6,478
Insurance and repairs*	(171)	—	—
Exceptional activities	(5,753)	1,299	6,478
Financing			
Issue of ordinary share capital (net of costs)	150,144	(485)	108
Decrease in bank loans	(177,942)	(2,109)	(6,488)
Financing	(27,798)	(2,594)	(6,380)

* Including insurance receipts used to purchase replacement HGV rolling stock, included in capital expenditure.

(c) Analysis of changes in cash and cash equivalents during the year

	1999	2000	2001
	£'000	*£'000*	*£'000*
Opening balance	245,605	206,945	163,370
Net cash (outflow)/inflow:			
Before adjustments for the effect of foreign exchange rates	(23,489)	(44,013)	(6,554)
Effect of foreign exchange rates	(15,171)	438	(2,301)
Closing balance	206,945	163,370	154,515

(d) Analysis of cash balances as shown in the balance sheet

	1999	Change in year	2000	Change in year	2001
	£'000	*£'000*	*£'000*	*£'000*	*£'000*
Investments	184,304	(46,069)	138,235	(437)	137,798
Liquid funds	24,947	1,070	26,017	(9,075)	16,942
Bank overdrafts	(1,296)	743	(553)	550	(3)
Interest receivable	(1,010)	681	(329)	107	(222)
	206,945	(43,575)	163,370	(8,855)	154,515

21. Earnings/(loss) per Unit

	1999	2000	2001
	p	*p*	*p*
Basic	11.0	(5.9)	(6.4)
Pre-exceptional result	(5.1)	(6.0)	(6.6)
Fully diluted	10.0	(3.8)	(4.1)

The basic earnings per Unit for the year is calculated in 2001 using the weighted average number of Units in issue during the year of 2,083,750,996 (2000: 2,083,636,803; 1999: 1,844,776,545) and the loss for the year of £132,408,000 (2000: loss of £123,951,000; 1999: profit of £202,059,000).

The pre-exceptional loss per Unit is calculated in 2001 using the above weighted average number of Units in issue, but using the loss of £138,516,000 (2000: loss of £124,475,000; 1999: loss of £94,330,000) before crediting the exceptional profit of £6,108,000 (2000: profit of £524,000; 1999: profit of £296,388,000).

The fully diluted earnings per Unit for the year is calculated using the fully diluted number of Units of 2,547,933,007 in 2001 (2000: 2,545,153,279; 1999: 2,306,325,734) and the adjusted loss for the year of £104,855,000 (2000: loss of £96,452,653; 1999: profit of £230,276,000).

22. Significant differences between French and UK Generally Accepted Accounting Principles ("GAAP")

The Eurotunnel Group Combined Accounts comply with French GAAP which differs in certain respects from UK GAAP. The significant differences which affect the profit before taxation and shareholders' funds are as follows:

Under UK GAAP, both Fixed-Link Finance B.V. and Tunnel Junior Debt Holdings Limited, special purpose companies set up by and controlled by third parties in connection with the repackaging of £1.1 billion of Junior Debt, are consolidated as quasi-subsidiaries. The purchase of Eurotunnel Junior Debt by Tunnel Junior Debt Holdings Limited, financed by the issue of loan notes by Fixed-Link Finance B.V., is treated as in substance a cancellation of debt and issue of new debt under UK GAAP and would result in a gain of £255 million being recognised in the profit and loss account (see note 1).

UK GAAP also requires a different treatment of equity issue costs. Under UK GAAP equity issue costs are treated as integral to a transaction with shareholders and therefore deducted from equity issue proceeds and not dealt with in the profit and loss account.

In addition UK legislation allows certain of such issue costs to be set against the company's share premium account.

Under French GAAP such issue costs can be charged directly to the profit and loss account in the year in which they arise and, in the case of the Eurotunnel Group, where these costs have been incurred during the period of construction, these costs have subsequently been capitalised into Concession fixed assets.

Had the Combined Accounts been prepared under UK GAAP, profit before tax would have increased by £256 million in 2001 (2000: increase by £1 million; 1999: £ insignificant) and shareholders funds at 31 December 2001 would have increased by £79 million (2000: decreased by £177 million; 1999: decreased by £178 million).

Following the introduction of FRS 11 during 1998, UK GAAP requires that any impairment of fixed assets be identified and measured by comparing the carrying value of fixed assets to the present value of projected cash flows derived therefrom (whereas under US Financial Accounting Standard 121, which is used for the Combined Accounts, the identification of impairment is based on undiscounted cash flows). The application of FRS 11 has not resulted in any impairment of the Group's fixed assets as detailed in the accounts of EPLC.

3. Consolidated accounts for Eurotunnel plc

Consolidated Profit and Loss Account

	For the Year Ended 31 December		
	1999	2000	2001
		(£'000)	
Turnover	308,765	294,185	270,996
Other operating income	26,463	26,046	25,727
Staff costs	(68,360)	(72,116)	(74,935)
Depreciation and amounts written off tangible and intangible fixed assets	(61,455)	(57,345)	(57,693)
Other operating charges	(99,262)	(85,698)	(74,485)
Operating profit	106,151	105,072	89,610
Profit on sale of assets and subsidiary undertakings	—	315	8,795
Interest receivable and similar income	29,053	4,863	11,677
Interest payable and similar charges	(166,000)	(173,850)	(174,219)
Gain on repurchase of debt	129,762	2,157	127,731
Profit/(loss) on ordinary activities before and after taxation and for the financial year	98,966	(61,443)	63,594

Consolidated Cash Flow Statement

	For the Year Ended 31 December		
	1999	2000	2001
		(£'000)	
Net cash inflow from operating activities	215,533	202,225	200,749
Returns on investments and servicing of finance	(133,237)	(167,251)	(147,052)
Capital expenditure	(5,976)	(10,745)	(23,942)
Cash inflow before financing	76,320	24,229	29,755
Financing	(101,543)	(46,845)	(4,991)
(Decrease)/Increase in cash in the period	(25,223)	(22,616)	24,764

Consolidated Balance Sheet

	At 31 December		
	1999	**2000**	**2001**
		(£'000)	
Fixed assets			
Tangible assets	4,431,819	4,410,275	4,390,719
Investment in Eurotunnel Services G.I.E. (ESGIE)	1	1	1
	4,431,820	4,410,276	4,390,720
Current assets			
Stocks	10,595	8,979	10,220
Debtors			
Debtors due after more than one year	—	22,996	114,183
Debtors due within one year	44,096	54,537	53,294
	44,096	77,533	167,477
Investments	70,973	48,000	68,100
Cash at bank and in hand	22,174	22,294	26,769
	147,838	156,806	272,566
Creditors — Amounts falling due within one year	(166,386)	(187,188)	(217,495)
Net current (liabilities)/assets	(18,548)	(30,382)	55,071
Total assets less current liabilities	4,413,272	4,379,894	4,445,791
Creditors — Amounts falling due after more than one year	(3,724,839)	(3,747,890)	(3,744,267)
Provisions for liabilities and charges	(22,656)	(27,586)	(33,180)
Net assets	**665,777**	**604,418**	**668,344**
Capital and reserves			
Called up share capital	20,836	20,837	20,842
Share premium account	825,057	825,140	825,467
Profit and loss account	(180,116)	(241,559)	(177,965)
Equity shareholders' funds	**665,777**	**604,418**	**668,344**

Parent Company Balance Sheet

	At 31 December		
	1999	**2000**	**2001**
		(£'000)	
Fixed assets			
Investments in subsidiary undertakings	1	18	27
Investment in Eurotunnel Services G.I.E. (ESGIE)	1	1	1
	2	19	28
Current assets			
Debtors due within one year	572,008	577,996	549,592
Cash at bank and in hand	80	129	178
	572,088	578,125	549,770
Creditors — Amounts falling due within one year	(929)	(3,993)	(699)
Net current assets	571,159	574,132	549,071
Total assets less current liabilities	571,161	574,151	549,099
Net assets	**571,161**	**574,151**	**549,099**
Capital and reserves			
Called up share capital	20,836	20,837	20,842
Share premium account	825,057	825,140	825,467
Profit and loss account	(274,732)	(271,826)	(297,210)
Equity shareholders' funds	**571,161**	**574,151**	**549,099**

Notes to the Consolidated Accounts

1. Accounting policies

(a) Basis of accounting

The accounts have been prepared in accordance with applicable UK accounting standards up to and including FRS 16 "Current Tax" and FRS 18 "Accounting Policies" (see note 1(f) regarding the true and fair override on FRS 11) under the historical cost convention and on the going concern basis. The transitional provisions of FRS 17 "Pensions" have been applied. The Directors confirm, having made appropriate enquiries, that the Group has adequate resources to continue to operate for the foreseeable future.

(b) Cost sharing

The Concession requires that the Eurotunnel Group shall share equally the cost price of the Project and all revenues and costs relating to the operation of the Fixed Link between the UK and French Companies.

- Concession fixed assets: All costs and revenues arising either directly or indirectly from the design, financing and construction of the Project were capitalised and shared between CTG and FM, and shown as fixed assets. Adjustments are made within fixed assets to equalise the cost between the Concessionaires.
- Operating revenues and costs: All revenues and costs arising from the operation of the Concession are accounted for in the Profit and Loss Account of the partnership and shared equally between the Concessionaires. Revenues and costs arising in Eurotunnel Group

companies which do not relate to the operation of the Concession are not subject to these sharing arrangements.

(c) Consolidation

- The Consolidated Accounts incorporate the accounts of EPLC and all of its subsidiary undertakings. Hence the accounts deal only with the result and state of affairs of the Eurotunnel Group insofar as these are recorded in the books of those companies, including the cost sharing adjustments described above. Separate accounts for ESA and for its subsidiaries have been prepared. The accounts of all companies are made up to 31 December annually. The results of subsidiaries acquired are included in the Profit and Loss Account from the date of acquisition. On the acquisition of a subsidiary, fair values, reflecting conditions at the date of acquisition are attributed to the separable assets and liabilities acquired.
- EPLC has taken advantage of the exemption under the Companies Act 1985 section 230 not to publish a separate profit and loss account dealing with the results of the Company only (see note 21).

(d) Related Party Disclosures

As explained in notes 1 and 2 to the Combined Accounts, EPLC, ESA and their subsidiaries collectively make up the Eurotunnel Group, the Combined Accounts being presented as if the Eurotunnel Group were a legal group. Accordingly, advantage has been taken of the exemption that would have been available under FRS 8 "Related party disclosures" if the Eurotunnel Group had been a legal group, and EPLC therefore a subsidiary. Consequently no additional disclosure has been given of transactions with other entities which are part of the Eurotunnel Group or investees of that group, qualifying as related parties of EPLC.

(e) Turnover

Turnover comprises the value of sales of services and goods and rental income receivable in the normal course of business (excluding VAT). Turnover relating to travel services is recognised on the date of travel.

(f) Tangible fixed assets and depreciation

Tangible assets are depreciated on a systematic basis in order to write down the costs of assets to their estimated residual value over their expected useful lives as follows:

Tunnels	life of Concession
Terminals and related land	20 years — life of Concession
Fixed equipment	5 years — life of Concession
Rolling stock	30 — 40 years
Leasehold land and buildings	5 years — life of Concession
Freehold land	not depreciated
Plant, machinery, vehicles and office equipment	3 — 30 years

The expected useful lives of the Group's assets are kept under review and revised where necessary according to experience. Concession fixed assets depreciated over the life of the Concession are depreciated using a unit of throughput method based on revenue. The annual depreciation is calculated on the net book value and is a function of the proportion of the actual revenue for the year to the total estimated revenue from the commencement of the year to the end of the Concession, adjusted for inflation.

The initial purchase cost of certain fixed assets (for example track), which require regular renewal during the course of the Concession, is depreciated using the method applied to non renewable Concession fixed assets. Renewal expenditure on these assets is charged to the Profit and Loss Account as incurred.

As all fixed assets will be written down to £nil at the end of the Concession, depreciation of the final renewal cost of renewable assets will be based on the residual duration of the Concession.

All other depreciation is calculated on a straight line basis.

Financial Reporting Standard 11 "Impairment of fixed assets and goodwill" (FRS 11) requires that any impairment be identified and measured by comparing the carrying value of fixed assets to the present value of projected cash flows using a market-based discount rate.

Eurotunnel plc is currently in a "stabilisation period" after the Financial Restructuring in 1998. During this period Eurotunnel does not have access to capital markets in the usual way and interest which cannot be paid in cash may be settled by issuing Stabilisation Notes, which do not bear interest until 2006. In addition, Eurotunnel, being a single service concession company with highly dedicated fixed assets, is not able to reinvest its existing capital in alternative assets or services in order to improve stakeholder returns. In these circumstances, the Directors consider that identifying and applying a market-based discount rate is inappropriate and would not give a true and fair view of the state of affairs of the Eurotunnel plc Group. Instead, the Directors think that the discount rate to be applied in any year should be the internal rate of return implicit in the lower case financial projections used in the Financial Restructuring and published in the May 1997 prospectus.

Financial Reporting Standard 15 "Tangible Fixed Assets" (FRS 15) requires that an FRS 11 impairment review is undertaken annually where the estimated remaining useful economic life of the tangible fixed asset exceeds 50 years. Therefore an impairment review was carried out at 31 December 2001, using a discount rate (determined as referred to above) of 7.8% (2000: discount rate of 7.8%; 1998: discount rate of 7.5%) on the basis of which there was no impairment. Application of a discount rate of 8% (2000: discount rate of 9.2%; 1998: discount rate of 8.7%) to the current projections would have yielded a present value approximately equal to book value. Increasing the discount rate by a further 1% from this level would have given an impairment of £1.3 billion (2000: £1.2 billion; 1998: £1.4 billion). Because it was not practicable to identify a market-based discount rate, it was not otherwise possible to quantify the effect of this departure from FRS 11.

(g) Provisions

- *Large scale maintenance*

The Group is obliged by the terms of the Concession to maintain the assets which are necessary for the operation of the Fixed Link, in a good state of repair. Provision is therefore made for large scale maintenance, which covers the major expected maintenance costs other than regular maintenance and repairs expenditure, based upon a specific maintenance programme by asset categories.

- *Provision for renewal of fixed assets*

Provision for renewal is based upon the present value of the difference between the purchase or production cost and the estimated cost of the assets at the time of their renewal.

The above approach differs from that required by FRS 12 "Provisions, Contingent Liabilities and Contingent Assets". Under that standard, as the Group is obliged by the terms of the Concession to transfer all movable property and intellectual property rights necessary for the operation of the Fixed Link to the French and United Kingdom governments for no payment on expiry or, in certain circumstances, early termination of the Concession, provision is required to be made for the present value of that part of the renewal cost of renewable assets from which the Group does not expect to benefit. The policy described above, though different, does not give rise to a material difference in these accounts.

(h) Current asset investments

Investments are stated at the lower of cost and market value.

(i) Stocks

- *Property*

In respect of development work in progress, cost comprises the purchase price of property and land, development costs and, where appropriate, a proportion of associated overheads and attributable financing costs.

- *Stock*

Stocks are stated at the lower of cost and net realisable value and include non repairable spares. Repairable spares are included in the fixed assets category to which they relate. Slow moving stock items are subject to a provision for obsolescence.

(j) Foreign exchange

Transactions in foreign currencies are converted into £ at the rate of exchange ruling at the date of the transaction except where foreign exchange contracts have been entered into. Monetary assets and liabilities

denominated in foreign currencies are translated at the rate ruling at the balance sheet date. Exchange differences are dealt with in the Profit and Loss Account.

(k) Deferred taxation

Deferred taxation is provided for using the liability method in respect of the taxation effect of all timing differences other than those which are expected with reasonable probability to continue in the foreseeable future.

(l) Financial instruments — hedging of interest rate and currency risks

The income and costs relating to interest rate swap and interest rate option transactions are recorded in the Profit and Loss Account at their net cost on a time-apportioned basis over the period of the hedging contract.

Balances denominated in foreign currencies are not revalued insofar as matching currency options, swaps or forward foreign exchange contracts have been secured in equivalent currencies. The premiums relating to these contracts are taken to the Profit and Loss Account on a time apportioned basis over the term of the hedging contract. The accrued income and costs (interest and exchange differences) are apportioned to the Profit and Loss Account on a time basis.

(m) Pension costs

The Group operates two pension schemes providing defined benefits based on final pensionable pay. The assets of the schemes are held separately from those of the Group. Contributions to the schemes are charged to the Profit and Loss Account so as to spread the cost of pensions over the employees' working lives with the Group.

(n) Earnings per share

FRS 14 applies to companies whose shares are publicly traded. As the EPLC shares cannot be publicly traded in themselves but only as part of a Unit, the disclosure requirements apply to the combined earnings per unit, which is disclosed in the Combined Accounts.

(o) Employee share schemes

With respect to the Inland Revenue approved ShareSave Scheme, the company has taken advantage of the exemption under UITF 17 and not charged the costs of such awards against profits.

2. Turnover

In the opinion of the Directors the EPLC Group operates one class of business, that is the provision of transportation services between the UK and France and ancillary activities thereto.

Turnover may be analysed by source as follows:

	1999	2000	2001
		£'000	
Shuttle Services	133,063	158,426	154,132
Railways	105,700	104,740	105,141
Retail and other	70,002	31,019	11,723
	308,765	294,185	270,996

All income is derived from the operation of the Channel Tunnel and therefore both originates in and is destined for either the UK or France.

3. Staff numbers and costs

(a) The average number of persons (including Directors) employed by the EPLC Group (all of whom were employed in the UK or France) analysed by areas was:

	1999	2000	2001
Shuttle services	985	1,074	1,070
Technical services	287	290	299
Finance and other	160	162	159
	1,432	1,526	1,528

(b) Total staff costs (including Directors' remuneration) comprise:

	1999	2000	2001
		£'000	
Salaries and wages	32,664	33,167	34,011
Social security costs	2,612	2,733	2,780
Other pension costs	2,169	2,931	3,427
Other staff costs	1,358	1,594	1,792
	38,803	40,425	42,010
Staff seconded by ESGIE	28,538	30,680	28,965
	67,341	71,105	70,975
Staff seconded from third parties and temporary personnel	1,019	1,011	3,960
	68,360	72,116	74,935

Staff costs comprise amounts charged to EPLC Group companies in accordance with the cost sharing arrangements and therefore do not necessarily relate directly to the staff numbers disclosed in note 3(a) above.

4. Directors' remuneration

All Directors are Directors of both EPLC and ESA. The total remuneration of these Directors, from whatever source, in relation to the Eurotunnel Group is set out in the Report of the Board on Directors' Remuneration in the Group's 2001 Annual Report and Accounts.

5. Operating profit

Operating profit is stated after charging/(crediting):

	1999	2000	2001
		£'000	
Auditors' remuneration for annual audit	140	140	145
Amounts paid under operating leases:			
Land and buildings	186	171	162
Plant and machinery	975	977	908
Business interruption insurance	(3,215)	—	—

Fees during the year for other services provided by the UK auditors, KPMG Audit Plc, and their associates in connection with their work as auditors were £265,000 and fees for consulting services provided by them were £159,000 (total non-audit fees for 2000: £1,373,000; 1999: £823,000). The audit fees of the Company were borne by another Group company.

6. Interest receivable and similar income

Interest receivable and similar income includes interest receivable of £6,909,000 (2000: £4,024,000; 1999: £6,379,000) and a gain on exchange of £4,768,000 (2000: £839,000; 1999: £22,674,000).

7. Interest payable and similar charges

	1999	2000	2001
		£'000	
Payable on bank loans and overdrafts	162,610	171,681	172,148
Loan commitment fees and bank expenses	3,191	1,085	1,781
Exchange differences	199	1,084	290
Interest payable and similar charges	166,000	173,850	174,219
Gain on repurchase of debt (see note 15)	(129,762)	(2,157)	(127,731)

8. Investments in subsidiary undertakings

(a) Shares in subsidiary undertakings of EPLC at cost

	1999	2000	2001
		£'000	
At 31 December	1	18	27

(b) The subsidiary undertakings of EPLC at 31 December 2001:

	Class of share	Percentage of share capital owned by Company	Percentage of share capital owned by Subsidiaries	Country of registration
The Channel Tunnel Group Limited	Ordinary	100	—	England
Eurotunnel Finance Limited	Ordinary	79	—	England
Eurotunnel Developments Limited	Ordinary	100	—	England
Eurotunnel Services Limited	Ordinary	—	75	England
Eurotunnel Trustees Limited	Ordinary	—	100	England
Le Shuttle Holidays Limited	Ordinary	—	100	England
Orbital Park Limited	Ordinary	—	100	England
Gamond Insurance Company Limited	Ordinary	—	100	Guernsey
Cheriton Resources 3 Limited	Ordinary	100	—	England
Cheriton Resources 5 Limited	Ordinary	100	—	England
Cheriton Resources 6 Limited	Ordinary	100	—	England
Princess Way Leasing Limited*	Ordinary	—	100	England
Cheriton Leasing Limited	Ordinary	100	—	England

* Princess Way Leasing Limited changed its name to Cheriton Resources 10 Limited on 3 January 2002.

The remaining ordinary shares in EFL and ESL are held by companies in the ESA Group.

The business of CTG is the design, construction and operation of the Project under the terms of the Concession.

The business of EFL is the provision of finance to other Eurotunnel Group companies.

The business of EDL and its subsidiary OPL is the development of property not directly within the Concession area.

The business of ESL is the employment of staff whose services are utilised by the Eurotunnel Group.

The business of ETRL is the operation of the Group's deferred bonus plan.

The business of LSH was the sale of package holidays. This activity ceased in October 1998.

The business of GICL is the provision of certain insurance cover to Eurotunnel.

The business of the CRL Companies, of CLL and of PWLL is leasing.

In addition Tunnel Junior Debt Holdings Ltd and Fixed-Link Finance B.V. have been treated as quasi subsidiaries and have therefore been consolidated for the reasons described in note 15.

9. Tangible fixed assets

	Concession Assets								
	Assets in course of construction	Tunnels	Terminals and related land	Fixed equipment	Rolling stock	Other concession land and property	Plant, machinery, office equipment	Freehold land and buildings*	Total
					£'000				
Cost									
At 1 January 2000......	27,536	2,179,931	634,001	1,139,309	652,845	49,956	93,802	6,440	4,783,820
Additions	27,408	—	318	161	3,920	225	4,499	—	36,531
Disposals......................	—	—	(40)	—	—	(786)	(5,486)	—	(6,312)
Reclassification............	(15,145)	—	1,154	106	13,885	—	—	—	—
At 1 January 2001	39,799	2,179,931	635,433	1,139,576	670,650	49,395	92,815	6,440	4,814,039
Additions	22,350	—	1,743	200	5,206	461	8,699	—	38,659
Disposals......................	—	—	—	(330)	—	(277)	(635)	(516)	(1,758)
Reclassification............	(19,414)	—	1,880	536	15,444	—	1,554	—	—
At 31 December 2001	42,735	2,179,931	639,056	1,139,982	691,300	49,579	102,433	5,924	4,850,940
Depreciation									
At 1 January 2000......	—	32,803	22,824	152,274	89,528	8,459	45,325	788	352,001
Charged in the period	—	3,350	3,689	24,433	16,349	2,214	7,172	138	57,345
Released on disposals	—	—	(1)	—	—	(523)	(5,058)	—	(5,582)
At 1 January 2001......	—	36,153	26,512	176,707	105,877	10,150	47,439	926	403,764
Charged in the period	—	2,808	3,697	24,386	17,241	1,847	7,576	138	57,693
Released on disposals	—	—	—	(330)	—	(273)	(633)	—	(1,236)
At 31 December 2001	—	38,961	30,209	200,763	123,118	11,724	54,382	1,064	460,221
Net book value									
At 31 December 2001	42,735	2,140,970	608,847	939,219	568,182	37,855	48,051	4,860	4,390,719
At 31 December 2000	39,799	2,143,778	608,921	962,869	564,773	39,245	45,376	5,514	4,410,275
At 31 December 1999	27,536	2,147,128	611,177	987,035	563,317	41,497	48,477	5,652	4,431,819

* Included in freehold land and buildings at cost is the cost of freehold land amounting to £3,173,200 (2000: £3,690,000; 1999: £3,690,000) which is not depreciable.

In the UK, the Government has required CTG to transfer to it the title to freehold land and property acquired for the purpose of construction and operation of the Project, and in exchange has granted leases for the duration of the Concession. In France, all immovable assets within the Concession area are the property of the French State and will revert to it on the expiry of the Concession period.

On the expiry of the Concession period, the leases granted in the UK will come to an end and the interests of the Concessionaires in all movable property and intellectual property rights necessary for the construction and operation of the Project will become the joint property of the two states. Fixed assets at cost at 31 December 2001 include capitalised interest of £969,307,000 (2000: £969,313,000; 1999: £969,313,000). The market value of freehold land and buildings does not differ substantially from the book value.

10. Fixed asset investments

	EPLC Group			Company		
	1999	2000	2001	1999	2000	2001
			£'000			
Interest in ESGIE at cost	1	1	1	1	1	1

EPLC is a member of ESGIE in which it has a 20% direct interest plus a 27.9% interest through its subsidiaries. The business of ESGIE, which is a "Groupement d'Intérêt Economique" (G.I.E.), is the employment of staff whose services are utilised by the Eurotunnel Group and it has net assets of approximately £1,000. A G.I.E. is an organisation incorporated under French law with a separate legal personality. It has certain similarities with a partnership formed under English law.

11. Stocks

	EPLC Group			Company		
	1999	2000	2001	1999	2000	2001
			£'000			
Spare parts	3,152	3,096	2,736	—	—	—
Development work in progress	7,443	5,883	7,484	—	—	—
	10,595	8,979	10,220	—	—	—

Development work in progress at 31 December 2001 includes capitalised interest of £970,880 (2000: £1,054,000; 1999: £1,344,000).

12. Debtors

	EPLC Group			Company		
	1999	2000	2001	1999	2000	2001
			£'000			
Due after more than one year						
Other financial debtors	—	—	81,427	—	—	—
Prepayments and accrued income (note 15(e))	—	22,996	32,756	—	—	—
	—	22,996	114,183	—	—	—
Due within one year						
Trade debtors	21,360	29,384	20,352	—	—	—
Amounts owed by EPLC subsidiary undertakings	—	—	—	571,992	577,980	549,204
Amounts owed by ESA Group undertakings	1,630	121	2,423	—	—	20
Other debtors	8,564	17,819	4,839	16	16	368
Other financial debtors	—	—	18,669	—	—	—
Prepayments and accrued income	12,542	7,213	7,011	—	—	—
	44,096	54,537	53,294	572,008	577,996	549,592
Total debtors	44,096	77,533	167,477	572,008	577,996	549,592

Amounts owed by EPLC subsidiary undertakings and ESA Group undertakings have no fixed repayment dates. In the parent company balance sheet, the amount owed by EPLC Group companies has been provided for to the extent of the loss reported by CTG during the operational period.

Eurotunnel has purchased three leasing companies in the UK. These companies had debt outstanding of £100 million at 31 December 2001. This debt is fully secured on lease receivables due to the companies. Through these transactions Eurotunnel has been able to obtain immediate value for a proportion of its current year tax losses by surrendering such losses by way of group relief to the leasing companies. These subsidiaries accept the credit risk of lessees, but that risk is ring fenced from the other companies within the Eurotunnel Group.

13. Current asset investments

Current asset investments relate to short term certificates of deposit and other deposits with varying maturity dates, which are repayable on demand.

14. Creditors — amounts falling due within one year

	EPLC Group			Company		
	1999	2000	2001	1999	2000	2001
			£'000			
Senior debt	—	—	35,000	—	—	—
Bank overdrafts	427	255	1	—	—	—
Trade creditors	11,228	11,233	9,051	35	2	73
Amounts due to EPLC subsidiary undertakings	—	—	—	—	—	102
Amounts due to ESA Group undertakings	8,458	8,854	4,980	57	79	9
Other creditors including taxation and social security	11,349	20,853	7,931	60	169	110
Other financial creditors (see note 12)	—	—	18,669	—	—	—
Accrued interest on bank loans and Loan Notes	74,773	75,632	71,632	—	—	—
Other accruals and deferred income	18,074	27,059	26,977	777	3,743	405
Trade cash advances	42,077	43,302	43,254	—	—	—
	166,386	187,188	217,495	929	3,993	699

Accrued interest shown above includes interest on Senior Debt which is settled in cash and interest on restructured Junior Debt which is settled as described in note 15.

Bank overdrafts are repayable on demand.

Trade cash advances represent principally advance payments from the railways under the minimum usage charge clause of the Railway Usage Contract.

15. Creditors — amounts falling due after more than one year

	EPLC Group			Company		
	1999	2000	2001	1999	2000	2001
			£'000			
Loan notes	783,055	797,292	1,243,579	—	—	—
Bank loans	2,561,746	2,579,582	2,043,168	—	—	—
Other loans	2,901	2,901	2,750	—	—	—
Amounts due to ESA Group undertakings	361,840	361,910	369,802	—	—	—
Other financial creditors	—	—	81,427	—	—	—
Deferred income	15,297	6,205	3,541	—	—	—
	3,724,839	3,747,890	3,744,267	—	—	—

(a) Analysis of loan notes and bank loans

Group

	31 December 1999	Repurchase of debt and cancellation of interest	Interest*	31 December 2000
	£'000	£'000	£'000	£'000
Loan notes				
Equity Notes	319,937	—	—	319,937
Participating Loan Notes	423,570	—	—	423,570
Deferred interest account	39,548	—	14,237	53,785
Total Loan Notes	783,055	—	14,237	797,292
Bank loans				
EDL, Senior and Fourth Tranche Debt	187,000	—	—	187,000
Junior Debt	1,607,261	—	—	1,607,261
Resettable Advances	537,441	(3,000)	—	534,441
Stabilisation Advances	230,044	(1,850)	22,686	250,880
Total bank loans	2,561,746	(4,850)	22,686	2,579,582

Group

	31 December 2000	Debt due in 2002	Repurchase of debt and cancellation of interest	Issue of new debt	Interest not paid in cash*	31 December 2001
	£'000	£'000	£'000	£'000	£'000	£'000
Loan notes						
Equity notes	319,937	—	—	—	—	319,937
Guaranteed notes	—	—	—	232,000	—	232,000
Senior notes	—	—	—	200,000	—	200,000
Senior subordinated notes	—	—	—	50	—	50
Fixed-Link Finance B.V. notes	—	—	—	432,050	—	432,050
Participating loan notes	423,570	—	—	—	—	423,570
Deferred interest account	53,785	—	—	—	14,237	68,022
Total Loan Notes	797,292	—	—	432,050	14,237	1,243,579
Bank loans						
Senior and 4th Tranche Debt	187,000	(35,000)	—	—	—	152,000
Junior debt	1,607,261	—	(532,979)	—	—	1,074,282
Resettable advances	534,441	—	—	—	—	534,441
Stabilisation advances	250,880	—	—	—	31,565	282,445
Total bank loans	2,579,582	(35,000)	(532,979)	—	31,565	2,043,168

* Interest includes accrued interest during the period less interest paid in cash or settled using Stabilisation Facility.

(b) Analysis of amounts falling due after more than one year at 31 December 2001

Group	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
	£'000	*£'000*	*£'000*	*£'000*
Equity Notes	319,937	—	—	319,937
Guaranteed notes	—	—	232,000	232,000
Senior notes	—	—	200,000	200,000
Senior subordinated notes	—	—	50	50
Fixed-Link Finance BV notes	—	—	432,050	432,050
Participating Loan Notes	—	—	423,570	423,570
Deferred interest account	68,022	—	—	68,022
Total Loan Notes	387,959	—	855,620	1,243,579
Senior and 4th Tranche Debt	35,000	70,000	47,000	152,000
Junior Debt	—	—	1,074,282	1,074,282
Resettable Advances	—	—	534,441	534,441
Stabilisation Advances	—	—	282,445	282,445
Total bank loans	35,000	70,000	1,938,168	2,043,168
Other Loans	—	—	2,750	2,750
Amounts due to ESA Group undertakings	—	—	369,802	369,802
Other financial creditors	9,913	24,762	46,752	81,427
Deferred income	3,541	—	—	3,541
Total creditors falling due after more than one year	436,413	94,762	3,213,092	3,744,267

(c) Details of debt

- The Equity Notes are described in note 18.
- The Participating Loan Notes, comprising 423,570 stapled notes at 31 December 2001, issued at £1,000 in EFL and FRF 9,893 (€1,508.18) in FM, carry a fixed rate of interest of 1%. After the end of the Stabilisation Period (31 December 2005 or earlier under certain conditions at Eurotunnel's option), they attract an additional variable coupon equal to 23.3% of the available net cash flow. These notes are repayable at the latest on 30 April 2040.
- On 1 March 2001 Eurotunnel announced the success of the operation to repackage part of its Junior Debt. This operation has enabled Eurotunnel to retain the benefit of favourable interest rates on its Junior Debt, while locking in a substantial proportion of the current discount on the debt repackaged. The successful completion of this operation brings two main benefits for the Group: (i) the right to receive the surplus cash generated by the companies which have bought the Junior Debt, when this debt is refinanced. The Eurotunnel Group expects this refinancing to take place by 2009 and the surplus cash to be around £250 million; and (ii) the benefit of interest rate caps at no cost, covering the period 2004 to 2008 on £1.1 billion of Junior Debt.

Two special purpose vehicles Tunnel Junior Debt Holdings Limited and Fixed-Link Finance B.V. were created to undertake this transaction. Although Eurotunnel holds no shares in these entities, they have been consolidated as quasi subsidiaries on the basis as stated above that Eurotunnel expects to derive the significant part of the benefit from this transaction.

FLF issued £232,000,000 Guaranteed Class G1 Notes due 2025, €365,000,000 Class G2 Notes due 2025, £200,000,000 Senior Class A1 Notes due 2025, €103,000,000 Class A2 Notes due 2025, £50,000 Senior Subordinated Class B1 Notes due 2025; €135,000,000 Class B2 Notes due 2025 and €142,000,000 Class C2 Subordinated Notes due 2025. As EFL was the holder of 48% of the repurchased debt, 48% of the new debt has been apportioned to the EPLC Group, which represents the sterling dominated debt.

The Notes will bear interest to February 2009 at the following rates — 6.30% per annum in respect of the Class G1 Notes, 5.75% per annum in respect of the Class G2 Notes, 7.50% per annum in respect of the Class A1 Notes, 6.90% per annum in respect of the Class A2 Notes, 8.50% per annum in respect of the

Class B1 Notes, 7.85% per annum in respect of the Class B2 Notes and 10.75% per annum in respect of the Class C2 Notes.

In February 2009 or at a later date, Fixed-Link Finance B.V. can redeem the Notes in whole or in part at a redemption price equal to the principal amount outstanding plus any accrued but unpaid interest. If Fixed-Link Finance B.V. does not redeem the debt in February 2009 the Notes will bear interest at LIBOR + 1.10% per annum in respect of the Class G1 Notes, EURIBOR + 2.75% per annum in respect of the Class A2 Notes, LIBOR + 4.25% per annum in respect of the Class B1 Notes, EURIBOR + 4.25% per annum in respect of the Class B2 Notes and EURIBOR + 7.74% per annum in respect of the Class C2 Notes.

- The Resettable Advances carry a fixed rate of interest of 7.03% until 26 January 2004, when the interest rate will be re-fixed in relation to government bond rates with a margin of 0.5%. At the end of the Stabilisation Period this margin will increase to 1.5%. They are repayable by 31 December 2050.
- The Junior Debt carries the same fixed rate of interest as the Resettable Advances until reset on various dates between 1 December 2003 and 8 January 2004, at variable rates with a margin of 1.25%. This debt is repayable between 2005 (Target Schedule) or 2007 (Default Schedule) and 2025.
- Stabilisation Advances (in respect of Junior Debt and Resettable Advances) or Deferred Interest (in respect of Equity Notes) are created each January and July to settle interest which becomes due but cannot be settled in cash. This Stabilisation Facility is available for drawing until the end of the Stabilisation Period subject to certain drawing limits. It carries no interest charge until after the Stabilisation Period when the outstanding amounts carry a variable rate of interest plus a margin of 1.25%. Within eighteen months following the end of the interest free period the Stabilisation Advances may be converted into Stabilisation Notes at Eurotunnel's option. This debt is repayable between 2018 and 2026.
- Part of the Senior Debt (£140 million) carries a variable rate of interest and the remainder is at fixed rates of interest. The Senior Debt is repayable between 2002 and 2005 and the margin is 1%.
- The Fourth Tranche Debt comprises fixed rate loans at 8.9475% drawn from the European Coal and Steel Community repayable in 2019. Since the refinancing of the Senior Debt in February 1999 it bears a margin of 1%.

All debt is fully secured.

Fair values of financial liabilities cannot be estimated with sufficient reliability as they are not, with the exception of the Participation Loan Notes, traded on an organised market in a standard form. Whilst the Participating Loan Notes are listed on the Luxembourg Stock Exchange, there have been no Participating Loan Note transactions on this exchange and therefore no reliable market price quotations are available. Fair values have therefore not been disclosed in the financial statements.

At 31 December 2001 the fair value of the interest rate hedging contracts was £2.7 million (2000:nil). This fair value was estimated using a replacement cost calculation at 31 December 2001.

(d) Payment of accrued interest

Out of the £82.4 million of interest falling due in January 2001, £56.3 million was paid in cash and £26.1 million was settled using the Stabilisation Facility.

(e) Interest Rate Exposure

All of the EPLC Group's debt, with the exception of £140 million relating to the Senior Debt, is at fixed rates of interest until the end of 2003. A 1% change in the variable rates of interest in both the UK and France would therefore change EPLC Group's annual financing charges by £1.4 million. This would largely be offset by similar changes in the amount of interest receivable on investments and cash balances. From 2004 interest charges on £2.1 billion of EPLC's debt will become subject to variable rates.

In August 2000, EPLC Group purchased interest rate collars to limit the impact of possible future increases in interest rates on £1,071 million of its debt from 2004 to 2008. The maximum blended rates payable on this debt will range from 7.25% in 2004 to 8% in 2008. To reduce the upfront cost, EPLC Group

wrote interest rate floor contracts on the same amount of debt for the same period and with the same counterparties. These contracts mean that the rates payable on average by EPLC Group will not fall below certain levels. These levels range from an average of 5.5% in 2004 to 4.98% in 2008. A cash premium of £23 million was paid for this interest rate protection which will be taken to the profit and loss account on a time-apportioned basis over the term of the hedging contracts.

As a result of the Junior Debt repackaging in March 2001, EPLC Group received interest rate caps on £536 million of its Junior Debt at the same blended rates and for the same periods as those set out in the above paragraph. No premium was paid and no interest rate floors were written by the Eurotunnel Group to obtain this hedging.

If market interest rates in 2004-8 are above the interest rate cap rates, the counterparty banks will pay the difference between the two rates to the Eurotunnel Group. If market interest rates in 2004-8 are below the interest rate floor rates, the Eurotunnel Group will pay the difference between the two rates to the counterparties. When market rates are between the cap and floor rates, no payments will be made under these contracts.

In March 2001, Fixed-Link Finance B.V. entered into a series of transactions whereby it purchased certain interest rate floor contracts and sold certain interest rate cap contracts, to provide some protection against rate movements during the period from 2004 to 2008. A cash premium of £22 million was paid by Fixed-Link Finance B.V. for this interest rate protection, which will be taken to the profit and loss account on a time-apportioned basis over the term of the hedging contracts. The fair value of these interest rate contracts at 31 December 2001 was £1.8 million, using a replacement cost calculation.

An estimate of Eurotunnel Group's total interest charge (including margins) for 2004, taking into account the impact of these interest rate option contracts is shown in the table below, for a range of possible 6 month LIBOR rates:

Interest charge (before premium)

(in £ million)

3%	4%	5%	6%	7%	8%
125	137	148	164	186	196

(f) Exchange Rate Exposure

All EPLC Group's external debt is denominated in sterling and hence no exchange gains or losses can arise on this debt. The major residual risk lies in the requirement under the Concession for EPLC Group to cost-share its activities with ESA Group. This leads to exchange gains and losses on the revaluation of the inter-Group debt valued at €56 million at 31 December 2001 (2000: FRF 3,804 million; 1999: FRF 3,755 million).

(g) Liquidity Risk

The Equity Notes will be converted into Units at a predetermined price on 31 December 2003 except to the extent previously redeemed in cash at a premium to their face value from the proceeds of the exercise of the 2001 and 2003 Warrants.

The Senior Debt is repayable in cash between 2002 and 2005. All the remaining debt, except for the first payment of 1.65% of the amount outstanding on the Junior Debt, is repayable after the Stabilisation Period (31 December 2005 or earlier under certain conditions, at Eurotunnel's option).

Interest due on the Equity Notes, Junior Debt and Resettable Facility which cannot be met from available cash can, until the end of the Stabilisation Period, be met through drawings under the Stabilisation Facility within certain limits. Eurotunnel may under certain conditions prepay the Stabilisation Facility by issuing Units.

Of this facility £702 million had been drawn by 28 January 2002. The remaining facility at 28 January 2002 was £479 million.

(h) Quasi subsidiaries

A summary of the financial statements of the quasi subsidiaries (Fixed-Link Finance B.V. and Tunnel Junior Debt Holdings Ltd) is shown below. As the two quasi subsidiaries are similar they have been combined.

Balance sheet as at 31 December 2001

	(£ million)
Amounts due from Eurotunnel undertakings	1,085
Prepayments	30
Accrued interest receivable	27
Cash	27
	1,169
Loan notes	(885)
Accrued interest payable	(29)
	(914)
Net assets	255
Retained earnings	255

Profit and loss account for the period ended 31 December 2001

	(£ million)
Interest receivable	58
Interest payable	(58)
Gain on repurchase of debt	255
	255

Cash flow statement for the period ended 31 December 2001

	(£ million)
Interest received	31
Interest paid	(29)
Payments for hedging transactions	(22)
Underwriting costs	(8)
Returns on investment and servicing of finance	(28)
Purchase of loans from Group undertakings	(799)
Receipt from issue of Loan Notes	884
Commissions	(30)
Financing	55
Increase in cash in the period	27

There were no recognised gains or losses other than those recognised in the profit and loss account.

16. Provisions for liabilities and charges

	At 1 January 2001	Charge to profit and loss account	Provisions utilised	Exchange differences	At 31 December 2001
			£'000		
Large scale maintenance	18,494	6,812	(3,397)	(135)	21,774
Renewal of fixed assets	8,786	2,681	—	(103)	11,364
Other provisions	306	(150)	(113)	(1)	42
	27,586	9,343	(3,510)	(239)	33,180

	At 1 January 2000	Charge to profit and loss account	Provisions utilised	Exchange differences	At 31 December 2000
			£'000		
Large scale maintenance	15,717	7,809	(5,035)	3	18,494
Renewal of fixed assets	6,633	2,142	—	11	8,786
Other provisions	306	—	—	—	306
	22,656	9,951	(5,035)	14	27,586

17. Taxation

(a) Current tax

Nil taxation arises on the profit on ordinary activities for the year (2000: £nil; 1999: £nil). At 31 December 2001, excess management charges and losses carried forward of £2,574 million (2000: £2,506 million; 1999: £2,431 million were available for offset against certain future income.

(b) Deferred tax

The deferred tax asset which is not recognised in these accounts, is estimated to be as follows:

	EPLC Group			Company		
	1999	2000	2001	1999	2000	2001
			£'000			
Interest and other short term timing differences	37,981	37,189	43,322	—	—	—
Losses	729,424	751,850	772,284	—	—	—
Accelerated capital allowances	103,596	121,017	116,356	—	—	—
	871,001	910,056	931,962	—	—	—

18. Share capital

	1999	2000	2001
		£'000	
Authorised:			
2001: 2,084,247,356 shares of £0.01 each			
(2000: 2,083,676,484 shares of £0.01 each)			
(1999: 2,083,597,339 shares of £0.01 each)	20,836	20,837	20,842
Allotted, called up and fully paid:			
At 1 January 2001: 2,083,676,484 shares of £0.01 each			
(At 1 January 2000: 2,083,597,339 shares of £0.01 each			
(At 1 January 1999: 1,688,784,219 shares of £0.01 each)	16,887	20,836	20,837
Issued during the year:			
2001: 570,872 shares of £0.01 each			
2000: 79,145 shares of £0.01 each			
1999: 394,813,120 shares of £0.01 each	3,949	1	5
At 31 December 2001: 2,084,247,356 shares of £0.01 each			
(At 31 December 2000: 2,083,676,484 shares of £0.01 each)			
(At 31 December 1999: 2,083,597,339 shares of £0.01 each)	20,836	20,837	20,842

(a) On 13 August 1986, a Corporate Structure Agreement was entered into between, among others, EPLC, ESA, CTG and FM. This provides, *inter alia*, for the "twinning" of the shares of EPLC and ESA whereby one share in each of these companies together comprise one "Unit". The Articles of Association of EPLC and the "*statuts*" of ESA restrict transfers of shares to simultaneous transfers of equal numbers of shares in each company.

A share option scheme was approved at the Extraordinary General Meetings of EPLC and ESA held on 23 May 1991 and 25 September 1987 enabling eligible employees of the Eurotunnel Group, including executive Directors to be granted options to subscribe for Units. These authorities expired in 1996. On 6 May 1999, new French and UK share option schemes were approved at the Annual General Meetings of EPLC and ESA enabling eligible employees of the Eurotunnel Group to subscribe for Units. A Save-As-You-Earn ("ShareSave") Scheme reserved for UK employees was also approved. The authority to grant options under these schemes will expire in 2004. The exercise price of options granted under these schemes must be not less than the market price of the Unit on the day before grant, or the average market price of the Unit over the 20 dealing days before grant. The exercise price of options granted under the ShareSave Scheme must be not less than 80% of the market price of the Units on the day before grant, or of the average market price of the Unit on the 20 dealing days before grant.

During the 2001 financial year, and following the above approvals:

- On 16 March 2001, 535 employees were granted options over a total of 6,789,171 Units at a price of £0.77 or €1.26, exercisable between 16 March 2004 and 15 March 2011, on condition that the Eurotunnel Unit price increases by at least 4% a year in excess of the average of the French and UK retail price indices, for a period of at least three years.
- On 16 March 2001, 501 employees opted for the right to subscribe to a total of 3,466,716 Units at a price of £0.62 each between 31 March 2006 and 30 September 2006 under the UK ShareSave Scheme.
- During 2001, no Units were issued upon the exercise of options. Outstanding options give the right to 2,494 beneficiaries to subscribe for 36,583,392 Units, subject to the following terms:

Share options

Date of grant	Options outstanding	Exercise price £	Exercise price €	Exercise period
27 Apr 1992	122,192	2.48	3.91	27.04.1995-26.04.2002
6 Nov 1992	384,292	2.40	3.10	06.11.1997-05.11.2002
13 July 1994	290,453	2.24	2.91	13.07.1998-12.07.2004
24 Nov 1994	47,601	2.05	2.56	24.11.1998-23.11.2004
11 Apr 1995	403,848	1.81	2.23	11.04.1999-10.04.2005
18 Jun 1999	7,843,300	0.95	1.46	18.06.2002-17.06.2009
17 Sept 1999*	5,184,208	0.73	—	01.11.2004-30.04.2005
24 Sept 1999	6,375,000	0.81	1.27	24.11.2002-23.11.2009
31 March 2000*	1,813,695	0.61	—	01.05.2005-31.10.2005
31 March 2000	4,628,909	0.76	1.24	31.03.2003-30.03.2010
16 March 2001*	3,069,876	0.62	—	01.05.2006-31.10.2006
16 March 2001	6,420,018	0.77	1.26	16.03.2004-15.03.2011

* Granted under ShareSave Scheme.

(c) In 1998, EPLC and ESA made a bonus issue of warrants to Unitholders:

919,553,419 "2003 Warrants" redeemable on 31 October 2003. After adjustment following the latest rights issue, three 2003 Warrants entitle the holder to subscribe for 1.02 Units at an issue price of £0.68 plus FRF 6.70 (€1.02). During the 2001 financial year 92,055 Warrants were exercised resulting in the issue of 28,999 Units. Consequently the number of Units which may be subscribed following the exercise of the 919,070,067 outstanding 2003 Warrants is 312,483,822. During the 2000 financial year, 177,628 2003 Warrants were exercised resulting in the issue of 60,357 Units. During the 1999 financial year, 213,669 2003 Warrants were exercised.

919,553,419 "2001 Warrants" redeemable on 31 December 2001. After adjustment following the latest rights issue, eight 2001 Warrants entitled the holder to subscribe for 1.02 Units at a price of £0.59 plus FRF 5.84 (€0.89). During the 2001 financial year 4,249,414 Warrants were exercised resulting in the issue of 541,873 Units. During the 2000 financial year, 142,738 2001 Warrants were exercised resulting in the issue of 18,145 Units. During the 1999 financial year, 343,968 2001 Warrants were exercised and 8,865 2001 Warrants lapsed. The 2001 Warrants have now expired.

(d) In April 1998, FM and EFL issued 645,161,300 Equity Notes at a price of £0.70 plus FRF 6.97 (€1.06257). On 11 May 1999, following the approvals given by the shareholder meeting of ESA and EPLC on 6 May 1999, the company repurchased 188,108,597 Equity Notes, on the basis of 1 Unit for 1.3 Equity Notes, through the issue of 144,698,901 new Units. The outstanding 457,052,703 Equity Notes are redeemable on 31 December 2003 on the basis of 1 Equity Note for 1.01 Units, after adjustment following the 1999 rights issue, to the extent that they have not been redeemed for Units on the terms of the issue contract or for cash through the exercise of the 2001 and 2003 Warrants. They bear a fixed rate of interest of 4.45%.

19. Directors' interests in shares and warrants of the Company

(a) *Interests at year end*

The interests of the Directors who held office at the end of each year in the share capital of the Company, all of which were beneficial, were as set out below:

	1999				2000				2001			
	Units	2001 Warrants	2003 Warrants	Options**	Units	2001 Warrants	2003 Warrants	Options**	Units	2001 Warrants	2003 Warrants	Options**
C. Cambier*	251,361	118,000	118,000	—	342,000	118,000	118,000	—	562,000	118,000	118,000	—
R. Chapman	5,681	5,000	5,000	—	20,000	5,000	5,000	—	20,000	5,000	5,000	—
G-C. Chazot	50,121	15,001	15,001	823,482	—	—	—	—	—	—	—	—
M. Combes	—	—	—	—	1,400	—	—	—	1,400	—	—	—
V. Cox	—	—	—	—	—	—	—	—	1,000	—	—	—
Y. Dejou	10,681	150	150	—	10,681	150	150	—	10,681	150	150	—
K. Edelman	4,544	4,001	4,001	—	4,544	4,001	4,001	—	4,544	4,001	4,001	—
C. Green	17,387	7,301	7,301	—	17,387	7,301	7,301	—	17,387	7,301	7,301	—
P. Lagayette	11,366	49,001	49,001	—	11,366	49,001	49,001	—	11,366	49,001	49,001	—
P. Lazare	—	—	—	—	1,450	—	—	—	10,130	—	—	575,052
R. Lion	34,523	2,880	2,880	—	—	—	—	—	—	—	—	—
C. Mackay	34,086	—	—	—	34,086	—	—	—	74,086	—	—	—
Sir Robert Malpas	28,844	15,385	15,385	—	—	—	—	—	—	—	—	—
C. Petruccelli	9,152	5,001	5,001	—	9,152	5,001	5,001	—	9,152	5,001	5,001	—
P. Ponsolle	50,970	205,092	205,092	928,697	—	—	—	—	—	—	—	—
Lord Tugendhat	11,387	5,522	5,522	—	11,387	5,522	5,522	—	11,887	5,522	5,522	—
Baron de Wouters	1,818	1,600	1,600	—	1,818	1,600	1,600	—	1,818	1,600	1,600	—

* C. Cambier is the majority shareholder of Prigest SA, which held 200,000 Units, 250,000 2001 Warrants and 250,000 2003 Warrants.

R. Shirrefs was appointed Director of the Company on 1 January 2002. His interests in the share capital of the Company, all of which were beneficial, at 8 February 2002 were 112,923 Units, 203,000 2003 Warrants and 852,930 options. Other than the above, there have been no changes to the beneficial interests of persons presently Directors of the Company between 31 December 2001 and 8 February 2002.

The highest and lowest Unit prices during the year 2001 have been 82.3p and 39.8p, (2000: 89.0p and 50.5p).

(b) *Share options*

Details of the share options held by the executive Directors of the Company at the end of the year pursuant to the share option scheme described in note 18 are shown below. The Company's Register of Directors' Interests, which is available for inspection in accordance with the provisions of the Companies Act, contains full details of Directors' shareholdings and options.

Issue date		16/03/01
Exercise period		Between 16/03/04 and 15/03/11
Exercise price	£	0.77
	€	—
P. Lazare		575,052

No options were exercised or lapsed during the year. The market price of one Eurotunnel Unit at 31 December 2001 on the London Stock Exchange was 69.8p (middle market quotation), and at 28 December (the last trading day of 2001) on the Paris Bourse was €1.13 (closing price).

20. Reserves

	EPLC Group		Company	
	Profit and loss account	Share premium account	Profit and loss account	Share premium account
	£'000			
At 1 January 2000	(180,116)	825,057	(274,732)	825,057
Share capital issued	—	83	—	83
Profit/(loss) for the year	(61,443)	—	2,906	—
At 31 December 2000	(241,559)	825,140	(271,826)	825,140
Share capital issued	—	327	—	327
Profit/(loss) for the year	63,594	—	(25,384)	—
At 31 December 2001	(177,965)	825,467	(297,210)	825,467

21. Holding company profit and loss account

Of the Group loss for the financial year, a loss of £25,384,000 is dealt with in the accounts of the holding company (2000: profit of £2,906,000; 1999: £nil).

22. Reconciliation of movements in shareholders' funds

	EPLC Group			Company		
	1999	2000	2001	1999	2000	2001
	£'000					
Opening shareholders' funds	359,569	665,777	604,418	363,919	571,161	574,151
Share capital issued	207,242	84	332	207,242	84	332
Retained profit/(loss) for the year	98,966	(61,443)	63,594	—	2,906	(25,384)
Closing shareholders' funds	665,777	604,418	668,344	571,161	574,151	549,099

23. Pension costs

(a) SSAP 24 Pension Costs

A subsidiary of the Group, ESL, operates two schemes providing pensions to EPLC Group employees. Both schemes are of the defined benefit type and the assets of the schemes are held in separate trustee administered funds.

The total pension cost for the year ended 31 December 2001 in respect of the two funds was £3,413,797 (2000: £2,815,923; 1999: £2,125,826); this cost was assessed in accordance with the advice of the consultant actuary. The pension cost charged to the Profit and Loss Account is such as to spread the costs of pensions over employees' working lives with the Group. The latest actuarial valuations of the schemes were carried out as at 6 April 1999. The valuations were made using the attained age method (The Channel Tunnel Group Senior Executives Pension Fund) and the projected unit method (The Channel Tunnel Group Pension Fund) and the major assumptions on which they were based were that the annual investment return would be 6% (The Channel Tunnel Group Pension Fund) and 5.25% (The Channel Tunnel Group Senior Executives Pension Fund), that salary increases would average 4.5% per annum and that present and future pensions would increase at the rate of 3% per annum. The valuation showed that

the combined value of assets of the funds as a percentage of the combined value of liabilities was 106%. At the valuation date the market value of the schemes' assets totalled £36.4 million.

Employer contributions have been paid to The Channel Tunnel Group Pension Fund during 2001 at the rate of 13.5% (2000: 12%; 1999: 9%) of pensionable salaries. There were no employer contributions paid to The Channel Tunnel Group Senior Executives Fund during 2001 (2000: nil; 1999: 32.3%). These rates are below the employer's share of the cost of accruing benefits, the difference being met from the surpluses disclosed by 1999 valuations.

(b) FRS 17 Retirement Benefits

Whilst the company continues to account for pension costs in accordance with SSAP 24, under FRS 17 the following transitional disclosures are required. The valuation used for FRS 17 disclosure has been based on the most recent actuarial valuation at 6 April 1999 updated by an independent qualified actuary to take account of the requirements of FRS 17 in order to assess the liabilities of the scheme at 31 December 2001. Scheme assets are stated at their market value at 31 December 2001. The memorandum amounts are disclosed below. The major assumptions used to calculate scheme liabilities under FRS 17 are:

Rate of general increase in salaries	4.0%
Rate of increase to pensions in payment liable for Limited Price Indexation	2.5%
Discount rate	5.75%
Inflation rate	2.5%

The fair value of the schemes' assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the schemes' liabilities which are derived from cash flow projections over long periods and thus inherently uncertain, were:

	Long term rate of return expected at 31 December 2001	**Main fund**	**Senior Executives fund**	**Total**
	%	£'000	£'000	£'000
Equities	7.5%	27,640	4,088	31,728
Government bonds	5.0%	5,385	6,372	11,757
Other	5.0%	1,455	190	1,645
Total market value of assets		34,480	10,650	45,130
Present value of scheme liabilities		(36,440)	(9,290)	(45,730)
(Deficit)/surplus in the schemes		(1,960)	1,360	(600)
Deferred tax asset		—	—	—
Net pension liability		(1,960)	1,360	(600)

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

24. Commitments and contingent liabilities

In accordance with the terms of the Credit Agreements, the Eurotunnel Group companies have undertaken to grant as security to the lending parties to the Credit Agreements charges over their assets and rights, other than the assets and rights owned by EDL and OPL. Pursuant to the credit agreements, after the occurrence of an event of default, the banks would in certain circumstances be entitled to exercise their right of substitution as provided under the Concession as well as their security rights under the financing agreements.

As at 31 December 2001 the shares of ESA and EPLC subsidiaries, most bank accounts, the commissioned rolling stock, all trademarks and the benefits of the most important contracts had been given

as security under French law. Under English law, all assets and rights owned by the Eurotunnel Group companies other than EDL and OPL come under a floating charge. Some specific charges over certain of the Eurotunnel Group companies' land and buildings have been effected.

25. Leasing commitments

At 31 December 2001, the Group had annual commitments under operating leases as follows:

	1999		2000		2001	
	Property	Plant and machinery	Property	Plant and machinery	Property	Plant and machinery
			£'000			
On leases expiring:						
Within one year	14	155	12	159	10	199
Between two and five years	66	536	66	586	67	372
	80	691	78	745	77	571

26. Cash flow statement

(a) Reconciliation of the operating profit for the year to the net cash inflow from operating activities

	1999	2000	2001
		£'000	
Operating profit	106,151	105,072	89,610
Depreciation and amounts written off tangible and intangible fixed assets	61,455	57,345	57,693
Profit on sale of tangible fixed assets	7	—	—
Decrease/(increase) in stocks	686	1,616	(1,241)
Net operating activities shared with ESA Group undertakings	58,996	33,512	40,860
TML settlement income	(6,154)	—	—
(Increase)/decrease in debtors	(4,955)	(7,436)	18,625
(Decrease)/increase in creditors	(653)	12,116	(4,798)
Net cash inflow from operating activities	215,533	202,225	200,749

(b) Analysis of cash flow for headings netted in the cash flow statement

	1999	2000	2001
		£'000	
RETURNS ON INVESTMENT AND SERVICING OF FINANCE			
Payment for debt repurchase	—	(393)	—
Interest received	10,454	3,503	6,028
Interest paid	(139,815)	(146,276)	(141,539)
Bank charges paid	(3,876)	(1,085)	(1,781)
Payments for hedging transaction	—	(23,000)	(9,760)
	(133,237)	(167,251)	(147,052)
CAPITAL EXPENDITURE			
Payments to acquire tangible assets	(5,982)	(10,762)	(23,942)
Sale of tangible fixed assets	6	17	—
	(5,976)	(10,745)	(23,942)
FINANCING			
(Decrease)/increase in bank loans	—	(1,755)	16,312
Receipts from issuing shares	71,134	—	54
Repurchase of debt	(88,277)	—	—
Payments of expenses or commissions on issues of equity shares	(3,810)	(382)	—
Increase in other financial debtors	—	—	(100,096)
Increase in other financial creditors	—	—	100,096
Payments to ESA Group	(80,590)	(44,708)	(21,357)
	(101,543)	(46,845)	(4,991)

Net operating activities shared with ESA Group undertakings represent the impact of the cost sharing on the profit and loss account of the EPLC Group.

Payments to ESA Group represent the net cash which has been paid from the EPLC Group to the ESA Group plus any payments made by the EPLC Group in settlement of an ESA Group invoice.

(c) Reconciliation of net cash flow to movement in net debt

	1999	2000	2001
		£'000	
(Decrease)/increase in cash in the period	(25,223)	(22,616)	24,764
Cash inflow from financing	168,867	46,463	5,045
Change in net debt resulting from cash flows	143,644	23,847	29,809
Debt converted into ordinary shares	131,676	—	—
Debt repurchased below face value	148,651	3,191	117,241
Interest settled by conversion into debt and changes in accrued interest	(48,032)	(37,879)	(41,653)
Increase in amounts due to ESA Group	(87,252)	(46,150)	(20,042)
Translation difference on amounts due to ESA Group	42,595	1,372	(9,207)
Movement in net debt in the period	331,282	(55,619)	76,148
Net debt at start of period	(4,022,876)	(3,691,594)	(3,747,213)
Net debt at end of period	(3,691,594)	(3,747,213)	(3,671,065)

(d) Analysis of net debt

	As at 31 December 2000	Cash Flow	Financial Operations***	Stab Facility	Non Cash Movements with ESA Group*	Movement in Accrued Interest	Exchange Movement	As at 31 December 2001
				£'000				
Cash at bank and in hand	22,296	4,473	—	—	—	—	—	26,769
Short term investments**	48,063	20,037	—	—	—	—	—	68,100
Bank overdrafts	(255)	254	—	—	—	—	—	(1)
Total cash	70,104	24,764	—	—	—	—	—	94,868
Bank loans (including accrued interest	(2,648,327)	(16,312)	549,291	(31,565)	—	16,574	—	(2,130,339)
Loan Notes (including accrued interest)	(804,179)	—	—	(14,237)	—	—	—	(818,416)
FLF Loan Notes (including accrued interest)	—	—	(432,050)	—	—	(12,260)	—	(444,310)
Other loans (including accrued interest)	(2,901)	—	—	—	—	(165)	—	(3,066)
Net amounts due to ESA Group undertakings	(361,910)	21,357	—	—	(20,042)	—	(9,207)	(369,802)
Total debt	(3,817,317)	5,045	117,241	(45,802)	(20,042)	4,149	(9,207)	(3,765,933)
Total net debt	(3,747,213)	29,809	117,241	(45,802)	(20,042)	4,149	(9,207)	(3,671,065)

* Representing principally cost sharing of net operating activities and capital investment with ESA group.

** Short term investments related to certificates of deposits with qualifying financial institutions which are repayable on demand.

*** Including conversion of Loan Notes into Equity, repurchase of debts below face value and to cancel certain accrued interest. Further details are provided in note 15.

PART VI

DEBT STRUCTURE

Introduction

The following amounts have been calculated using the exchange rate as at 31 December 2001 (i.e. £1: €1.643). At close of business on 31 December 2001, Eurotunnel's indebtedness amounted to £1,572 million by way of loan notes and £5,462 million by way of bank loans. The loan notes comprised £616 million in principal amount of Equity Notes, £812 million in principal amount of Participating Loan Notes, £131 million in deferred interest on Equity Notes and £13 million of accrued interest. The bank loans include £346 million in principal amount of Senior Debt and Fourth Tranche Facilities, £3,352 million in principal amount of Junior Debt, £1,115 million under the Resettable Facility, £523 million under the Stabilisation Facility and £123 million of accrued interest. These are each described more fully below.

The description of Eurotunnel's debt structure contained in this Part VI has been split into two sub-parts: Sections 1-9 describe Eurotunnel's debt structure as at the date of this document and Sections 10-19 describe how the debt will be structured following implementation of the financing transaction described in Section 9 of Part I (in this Part VI, the "Transaction").

CURRENT DEBT STRUCTURE

1. The Credit Agreement

1.1 General

The Credit Agreement contains the terms of the Junior Debt Facility, the Resettable Facility, the Stabilisation Facility and the Fourth Tranche Facility.

1.2 The terms of the Junior Debt Facility

1.2.1 Structure, amount and currency

As at 30 April 2002 the Junior Debt amounted to £1,600,172,180 and €2,878,759,537. It is an amortising term loan denominated in euro and sterling.

The Junior Debt is split into three tiers in respect of their rights to cash flow allocated to the Junior Debt under the terms of the Agreement Among Lenders. Tier 1 has a prior right to the payment of interest in cash over Tiers 2 and 3 and Tier 2 has a prior right to the payment of interest in cash over Tier 3. Repayments of principal (see Section 1.2.3 below) are similarly structured so that Tier 1 is repaid before Tier 2 and Tier 2 is repaid before Tier 3.

1.2.2 Interest and default interest

Until a series of dates falling around 31 December 2003, interest is fixed in respect of sterling advances at 7.03 per cent. per annum and in respect of euro advances at 5.28 per cent. per annum, both payable semi-annually in arrear. Thereafter, a floating rate of interest is payable at the applicable inter-bank rate plus a margin of 1.25 per cent. per annum together with any mandatory regulatory costs.

However, as described below in Section 1.4, interest payments due during the Stabilisation Period on the Junior Debt may, subject to certain conditions, be satisfied by means of Stabilisation Advances. Default interest (which applies at the rate of 1 per cent. per annum above the normal rate of interest in the event of a payment default) does not apply to interest satisfied in this way.

1.2.3 Repayment

The Junior Debt has a target repayment schedule commencing in July 2005 and with a final maturity in July 2025. (Provided the Borrowers meet this schedule, available cash flow may be applied to the payment of dividends, subject to available distributable reserves.) Failure to meet this target repayment schedule will not constitute an event of default.

The Junior Debt also has a default repayment schedule comprising semi-annual instalments commencing in January 2007 with a final maturity in July 2025. Failure by the Borrowers to meet this schedule would constitute an event of default.

1.2.4 Prepayment

Subject to the provisions contained in the Agreement Among Lenders, the Junior Debt may be prepaid in whole or in part at any time without penalty. If prepaid in part, the repayment instalments of the Junior Debt will be reduced pro rata by the amount prepaid.

1.2.5 Junior Debt repackaging

In March 2001, an operation to repackage part of Eurotunnel's Junior Debt was completed. The operation enabled Eurotunnel to retain the benefit of favourable interest rates on Junior Debt, whilst locking in a substantial discount on the debt repackaged. Companies, which are not part of the Group, purchased £1.1 billion of Eurotunnel's Junior Debt at an average discount of 27 per cent. of its face value. This debt purchase, and the costs of the operation, were financed by the issue of listed rated bonds. More specifically, Fixed-Link Finance B.V., a special purpose vehicle incorporated in The Netherlands and which does not form part of the Eurotunnel Group, became the holder of approximately 32 per cent. of the Junior Debt. FLF funded its purchase of the Junior Debt now held by it from the proceeds of issue of several classes of bonds, some of which have the benefit of a financial guarantee issued by MBIA Assurance S.A. The completion of the operation brought two main benefits to Eurotunnel: (i) the right to receive the surplus cash generated by the companies which bought the Junior Debt when this debt is refinanced. Eurotunnel expects this refinancing to take place by 2009 and the surplus cash to be around £250 million; and (ii) the benefit of interest rate caps at no cost, covering the period 2004 to 2008, on £1.1 billion equivalent of the Group's Junior Debt.

1.3 The terms of the Resettable Facility

1.3.1 Structure, amount and currency

As at 30 April 2002, the principal amounts outstanding under the Resettable Facility amounted to £534,441,311 and €953,624,039. It is a term loan denominated in sterling and euro constituting a tranche within the Credit Agreement.

1.3.2 Interest

Until 26 January 2004 (provided the Stabilisation Period is not ended prior to 31 December 2003), interest is fixed in respect of euro advances at 5.28 per cent. per annum and in respect of sterling advances at 7.03 per cent. per annum, both payable semi-annually in arrear. Thereafter, interest on the Resettable Advances will be reset for periods of between six months and five years selected by Eurotunnel at a fixed rate for the relevant period, calculated by reference to the annual gross yield to redemption of the relevant fixed rate UK or French (as the case may be) government bonds plus a margin. Until the end of the Stabilisation Period, such margin is 0.5 per cent. per annum and is thereafter 1.50 per cent. per annum.

As in the case of the Junior Debt, interest payments due during the Stabilisation Period may be satisfied by means of Stabilisation Advances and default interest (calculated in the same manner as for the Junior Debt) does not apply to interest satisfied in this way.

1.3.3 Repayment, prepayment and exchange

Unless prepaid or exchanged for Resettable Bonds, each advance under the Resettable Facility is repayable in December 2050.

Advances under the Resettable Facility may not be prepaid whilst any Junior Debt, Stabilisation Advances or Stabilisation Notes remain outstanding, other than from any proceeds of exercise of 2001 Warrants or 2003 Warrants not applied in redemption of Equity Notes (referred to at Section 7.3.3 below) or from New Funds comprising proceeds of equity issues (referred to at Section 7.3.4(ii) below), but otherwise (subject to the Agreement Among Lenders) may be prepaid in whole or, subject to minimum amounts, in part at any time subject only to the payment of breakage costs, if any.

Unless an earlier or later exchange date is agreed, advances under the Resettable Facility must be exchanged for Resettable Bonds within 90 days after the earlier of (i) 30 days after the third successive payment date on which interest is paid in full in cash on all advances under the Resettable Facility and (ii) the end of the Stabilisation Period. Such exchange will discharge the Borrowers' obligations under the Credit Agreement in respect of the principal of such advances which will then be represented by the obligations under the Resettable Bonds. The terms of these Resettable Bonds are described more fully in Section 2 below.

1.4 The terms of the Stabilisation Facility

1.4.1 Structure, amount and currency

As at 31 March 2002, drawings under the Stabilisation Facility amounted to £376,580,456 and €533,982,619 including deferred interest under the terms of the Equity Notes. The Stabilisation Facility is an amortising term loan facility denominated in sterling and euro. The limits on further utilisation of the facility, including the scope to defer interest on the Equity Notes, are set out in Section 1.7.1(3) below.

During the Stabilisation Period, utilisation of the Stabilisation Facility is available in certain circumstances to satisfy interest payments due in respect of the Junior Debt and the Resettable Facility to the extent that interest cannot be satisfied in cash. There is also a deemed utilisation of the Stabilisation Facility to the extent that interest is deferred on the Equity Notes. The Group expects to continue to draw down under the terms of the Stabilisation Facility to the extent that it is unable to service its interest obligations in full in cash.

Utilisation of this facility is subject to certain periodic and cumulative limits set out in Section 1.7.1(3) below.

1.4.2 Interest

Interest is not payable on advances under the Stabilisation Facility in respect of the period up to and including the end of the Stabilisation Period. Thereafter, the Stabilisation Advances bear interest at a floating rate calculated on the basis of the appropriate inter-bank rate plus a margin of 1.25 per cent. per annum, together with any mandatory regulatory costs. Default interest on unpaid amounts from the end of the Stabilisation Period applies in the manner specified for the Junior Debt.

1.4.3 Repayment, prepayment in cash and exchange

Unless prepaid in cash or Units or exchanged for Stabilisation Notes, Stabilisation Advances are repayable in accordance with a repayment schedule from 2018 until 2026. Failure to meet this repayment schedule will constitute an event of default.

During the Stabilisation Period, the Borrowers are obliged, to the extent that there is sufficient cash available, to prepay advances under the Stabilisation Facility in cash in whole or in part.

Eurotunnel may exchange the Stabilisation Facility in whole for Stabilisation Notes within a period of 18 months from the end of the Stabilisation Period. Such exchange will discharge the Borrowers' obligations under the Credit Agreement in respect of the principal amount of Stabilisation Advances which will then be represented by the obligations under the Stabilisation Notes.

The terms of the Stabilisation Notes are described more fully in Section 3 below.

1.4.4 Prepayment in Units

During the Stabilisation Period only, Eurotunnel may, subject to Unitholder approval at the time and certain other conditions, prepay a specified percentage of the Stabilisation Facility by issuing Units if capital adequacy requirements are not satisfied or if Eurotunnel's projections show that it will be unable to pay interest in cash on Stabilisation Advances in 2006 or 2007 (assuming they were not exchanged for Stabilisation Notes or prepaid in Units). Only such amount of Stabilisation Advances may be prepaid in Units as is necessary to meet the capital adequacy requirement or to achieve a certain level of interest cover.

As a consequence of this prepayment right, the Credit Agreement contains the same restrictions on changes to the share capital of EPLC and ESA as those which apply to the Stabilisation Notes (as outlined in Section 6.5 below). The ability of Eurotunnel to prepay the Stabilisation Facility by issuing Units may be terminated by notice from the Agents or the requisite group of Banks who have made Stabilisation Advances if (i) an offer is made to all Unitholders in Eurotunnel to acquire Units in issue or (ii) a scheme is proposed with regard to such an acquisition, in each case as a consequence of which Eurotunnel becomes aware that more than 50 per cent. of the votes exercisable at relevant general meetings of Unitholders may vest in the person making such offer. If the offer or scheme is subsequently withdrawn, Eurotunnel's right to prepay the Stabilisation Facility is reinstated.

The terms on which the Stabilisation Advances and/or Stabilisation Notes are prepaid in Units will be based on a Unit price for EPLC of £0.57 and a Unit price for ESA of €0.87 (the "Issue Price"), subject to certain specified adjustments including adjustments for fluctuations in the €:£ exchange rate. The Unit prices referred to in the preceding sentence were determined following adjustments to the Unit prices originally specified as a result of the rights issue made by Eurotunnel in 1999.

1.5 The terms of the Fourth Tranche Facility

1.5.1 Structure, amount and currency

The Fourth Tranche Facility consists of a tranche advanced by each of EIB and ECSC, the EIB Tranche and the ECSC Tranche respectively. As at 30 April 2002, the EIB Tranche was €120,091,713 and the ECSC Tranche was £47,000,000.

1.5.2 The EIB Tranche

Until 15 December 2003, interest accrues on the EIB Tranche at a fixed rate of 7.35 per cent. plus a margin of 1 per cent. per annum. Thereafter, Eurotunnel has the option of selecting a floating or a fixed rate. Interest is payable semi-annually in arrear. Default interest would apply at an interest rate of 2.5 per cent. above the normal rate of interest applicable (excluding the margin) in the event of a payment default.

The EIB Tranche is repayable by reference to a repayment schedule commencing in June 2006 with a final maturity in December 2018 unless a fixed interest period ends after 15 December 2014, in which case the EIB Tranche is repayable on the last day of the fixed period.

Subject to the provisions of the Agreement Among Lenders, the EIB Tranche may be prepaid in whole or in part, together with certain losses incurred by EIB as a consequence of such prepayment.

1.5.3 The ECSC Tranche

Interest accrues on the ECSC Tranche at a fixed rate of 8.9475 per cent. plus a margin of 1 per cent. per annum. Interest is payable annually in arrear. Default interest would apply at an interest rate of 2.5 per cent. above the normal rate of interest applicable (excluding the margin) in the event of a payment default.

The ECSC Tranche is repayable in one amount in July 2019. Subject to the provisions of the Agreement Among Lenders, the ECSC Tranche may be prepaid in whole or in part, together with certain losses incurred by ECSC as a consequence of such prepayment.

1.6 Undertakings

The Credit Agreement contains a number of undertakings in favour of the Banks. It includes restrictions customary for bank lending of this nature.

1.7 Events of default

1.7.1 General

The Credit Agreement contains a number of events of default, customary for bank lending of this nature. The consequences of an event of default are that, unless the event of default is waived and subject to a standstill being triggered under the provisions of the Agreement Among Lenders, the Banks may demand early repayment of their loans, enforce their security or seek to effect substitution (see Section 9 below).

The events of default include:

(a) failure to pay amounts due under the Credit Agreement;

(b) material breaches of other obligations under the Credit Agreement and other relevant documents which remain unremedied;

(c) insolvency and related events in respect of members of the Owning Group (including the inability to pay debts as they fall due); and

(d) cross-default with other agreements (subject to a *de minimis* level).

There are various financial ratios and tests which are applicable in the Stabilisation Period, breach of which constitutes an event of default:

(1) Operating cash flow (before deducting leasing payments) in any three successive six month periods during the period to 31 December 2005 are less than the relevant amounts, which are fixed in sterling, set out below in each of those six month periods:

Operating cash flow for six month period ended	**30 June £m**	**31 December £m**
2002	185	185
2003	200	200
2004	225	225
2005	250	250

(2) Capital expenditure exceeds the following specified annual limits, which are fixed in sterling terms, unless waived in advance by a limited constituency of the Banks:

Scheduled capital expenditure	£m
1999	40
2000	70
2001	105
2002	115
2003	105
2004	100
2005	86

The amount by which actual expenditure is less than the specified limits in any one year may be carried forward to the following three years. £30.0 million was carried forward in this way from 2001 to 2002, £7.2 million from 2000 to 2001, £6.9 million from 1999 to 2000 and £14 million from 1998 to 1999. By agreement with the Instructing Banks (as defined in the Agreement Among Lenders), a further £5 million was carried forward from 1998 to 1999 in respect of expenditure on fire suppression equipment. Additionally, £24 million was carried forward from 1997 to 1998 by special agreement with the Agent Banks.

(3) The principal amount of Stabilisation Advances and Stabilisation Notes made or issued and deferred interest on the Equity Notes until the first 31 January or 31 July following the end of the Stabilisation Period exceed any of the following periodic or cumulative limits set out in the table below:

Periodic and cumulative limits on the utilisation of the Stabilisation Facility and Stabilisation Notes

Period	Period Limit		Combined Limit	Cumulative Limit		Combined Limit
	(FRF m)	*(£m)*	*(£m)*	*(FRF m)*	*£m*	*(£m)*
1 February 2002 — 31 January 2003	1,034	115	—	7,754	866	—
1 February 2003 — 31 January 2004	940	105	—	8,459	945	—
1 February 2004 — 31 January 2005	—	—	150	—	—	1,850
1 February 2005 — 31 January 2006	—	—	75	—	—	1,850

In connection with a waiver of certain provisions of the Credit Agreement sought by Eurotunnel in November 2000, Eurotunnel agreed to a reduction in certain of the limits in the above table. The reduction was agreed on the basis that the relevant limits could be increased by a vote of a limited constituency of Lenders to an amount not exceeding the limits in the above table should this prove necessary. The reduced limits and the periods to which they apply are set out below. All other limits in the preceding table remain unchanged.

Period	Period Limit		Combined Limit	Cumulative Limit		Combined Limit
	(FRF m)	*(£m)*	*(£m)*	*(FRF m)*	*£m*	*(£m)*
1 February 2002 — 31 January 2003	737.5	82.4	—	7,754	866	—
1 February 2003 — 31 January 2004	507.0	56.6	—	8,459	945	—

1.7.2 The following events of default are applicable after the end of the Stabilisation Period:

(a) The ratio of operating cash flow to debt service costs plus capital expenditure is less than 1.0 for any year in the period from 2006 (or if the Stabilisation Period is ended early, the first calendar year after the end of the Stabilisation Period) to 2011 and 1.2 for any year in the period from 2012 to 31 December 2025.

(b) The ratio of turnover plus other operating income less operating expenditure (after depreciation) to total interest service costs is less than 1.0 for any year in the period from January 2008 (or if the Stabilisation Period is ended early, the third calendar year after the end of the Stabilisation Period) to 2011 and 1.5 for any year from 2012 to 2025.

(c) The Borrowers fail to meet the default repayment schedule in respect of the Junior Debt or fail to meet the repayment schedule in respect of the Stabilisation Advances.

1.7.3 Dividend constraints

Under the Credit Agreement, the declaration or payment of a dividend by Eurotunnel constitutes an event of default, unless:

(a) the Stabilisation Period has ended;

(b) the Borrowers have on the date of declaration of the dividend complied with the target repayment schedule referred to at Section 1.2.3 above; and

(c) no event of default or potential event of default is subsisting which has not been waived by the Agents.

Eurotunnel is free to declare and pay a dividend subject to satisfying these conditions and having distributable profits available to do so.

2. The terms of the Resettable Bonds

2.1 Issue of the Resettable Bonds

The Resettable Bonds will be issued in satisfaction of existing indebtedness under the Resettable Facility (unless the Resettable Facility has been prepaid) on the basis described in Section 1.3.3 above.

2.2 Interest and redemption

The final redemption date for the Resettable Bonds will be 31 December 2050, unless they are redeemed or purchased and cancelled earlier. The Resettable Bonds will bear interest on their principal amount from their issue date until redeemed or purchased and cancelled. The initial rate of interest on the Resettable Bonds will be the same as that which applied to the advance under the Resettable Facility being exchanged. This rate applies until 26 January 2004 (unless the Stabilisation Period is ended prior to 31 December 2003) or until the first reset date. Thereafter, the interest rates on the Resettable Bonds will be reset for periods of between two and five years selected by Eurotunnel, at a rate for that period calculated by reference to the annual gross yield to redemption of the relevant fixed rate UK or French government bonds, plus a margin of 0.5 per cent. per annum until the end of the Stabilisation Period and thereafter a margin of 1.50 per cent. per annum. All interest is payable annually in arrear. Default interest will be charged on unpaid amounts at the applicable rate plus 1 per cent. per annum.

3. The terms of the Stabilisation Notes

3.1 Issue of the Stabilisation Notes

The Stabilisation Notes are constituted by the Stabilisation Note constituting trust deed of 7 April 1998. No Stabilisation Notes have been issued as at the date hereof.

Stabilisation Notes may be issued at par subject to certain conditions (i) in satisfaction, in whole or in part, of deferred interest payment obligations under the Equity Notes which cannot be satisfied in cash or (ii) in exchange for Stabilisation Advances arising under the Credit Agreement.

3.2 Interest and redemption

The Stabilisation Notes will bear interest on their principal amount at the rate of 1.25 per cent. per annum over the applicable six month inter-bank rate from the end of the Stabilisation Period, or if later, their issue date, until they are redeemed or purchased and cancelled.

The repayment schedule and terms for prepayment either in cash or in Units are as specified for Stabilisation Advances.

3.3 Termination of right to prepay in Units

The ability of Eurotunnel to prepay the Stabilisation Notes by issuing Units may be terminated by notice from the trustee for the holders of Stabilisation Notes (whether at its discretion or acting on

instructions from the requisite majority of holders of Stabilisation Notes) if: (i) an offer is made to all Unitholders in Eurotunnel to acquire Units in issue; or (ii) a scheme is proposed with regard to such an acquisition, in each case as a consequence of which Eurotunnel becomes aware that more than 50 per cent. of the votes exercisable at relevant general meetings of Unitholders may vest in the person making such offer or proposing such scheme.

If the offer or scheme is subsequently withdrawn or fails, Eurotunnel's right to prepay the Stabilisation Notes is reinstated.

4. The terms of the Participating Loan Notes

4.1 Issue of the Participating Loan Notes

As at 30 April 2002 the principal amounts of PLNs outstanding were £423,570,000 and FRF 4,190,378,010 (€638,819,803).

The Participating Loan Notes due 2040 issued by FM and the Participating Loan Notes due 2040 issued by EFL are both constituted by the Participating Loan Note constituting trust deed of 7 April 1998. The two series are stapled so that a PLN issued by EFL cannot be transferred or redeemed without also transferring or redeeming a PLN issued by FM.

4.2 Interest and redemption

The final redemption date for the PLNs is 30 April 2040 to the extent not redeemed or purchased and cancelled earlier. The PLNs bear a fixed coupon of 1 per cent. per annum until final redemption, and an additional variable coupon accrues from the end of the Stabilisation Period. The fixed coupon is payable annually in arrear during the Stabilisation Period. From the end of the Stabilisation Period the fixed coupon and the variable coupon are both payable semi-annually in arrear on 30 April and 31 October. As a result of market purchases of PLNs by Eurotunnel to date, the aggregate amount of the variable coupon as at 30 April 2002 would be 23.3 per cent. of available net cash.

If the PLNs are partially prepaid or purchased and cancelled, the aggregate amount of the variable coupon payable is reduced in proportion to the reduction of the principal amount of PLNs in issue.

The procedure for determining available net cash involves six month reference periods ending on 30 June and 31 December. Available net cash is calculated separately for EPLC and its consolidated subsidiaries (the "UK group") and for ESA and its consolidated subsidiaries (the "French group"). The coupon payable on the PLNs issued by EFL is calculated on the basis of available net cash of the French group and the coupon payable on the PLNs issued by FM is calculated on the basis of available net cash of the UK group. Available net cash is calculated by aggregating permitted items of incoming cash and deducting permitted items of expenditure, including certain debt financing costs and repayments.

The PLNs may be prepaid in whole or in part at any time subject to the Agreement Among Lenders. The amount required to prepay the PLNs is generally equal to the sum which provides the holder with a retrospective yield equal to a margin of 2 per cent. per annum over the average yield on UK and French government bonds of similar duration to the actual life of the PLNs to be redeemed during the period in which such PLNs remained outstanding. The retrospective yield would be calculated from 15 October 1996 to the date of such prepayment and take into account the timing and payment of all amounts previously due and paid on the PLNs.

Default interest will be charged on unpaid amounts at the rate of the applicable one month inter-bank rate, plus a margin of 2.25 per cent. per annum.

5. The terms of the Equity Notes

5.1 Issue of the Equity Notes

As at 30 April 2002 the principal amounts of Equity Notes outstanding were £319,936,892 and FRF 3,185,657,340 (€485,650,491).

The Equity Notes due 2003 issued by EFL and the Equity Notes due 2003 issued by FM are both constituted by the Equity Note Trust Deed of 7 April 1998 (as amended on 12 March 1999 and 23 April 2002). They are stapled, each Equity Note comprising one French franc note with a nominal value of FRF 6.97 (€1.06257) issued by FM and one sterling note issued by EFL with a nominal value of £0.70. The Equity Notes bear interest and may be redeemed either in cash or in Units, as described more fully below. The Equity Notes are not listed on any stock exchange.

5.2 Specific covenants

If (i) an offer is made to all Unitholders in Eurotunnel to acquire Units in issue or (ii) a scheme is proposed with regard to such an acquisition, in each case as a consequence of which Eurotunnel becomes aware that more than 50 per cent. of the votes exercisable at relevant general meetings of Unitholders may vest in the person making the offer or proposing such scheme, the trustee for the holders of Equity Notes (whether at its discretion or acting on instructions from the requisite majority of holders of Equity Notes) has the right to require EPLC and ESA to repay the Equity Notes in Units prior to the closing date for acceptance of the offer or the effective date of the scheme or to extend the scheme to the Units to be issued to repay the Equity Notes.

5.3 Interest and redemption

Unless redeemed earlier with Units or in cash, the Equity Notes will be redeemed by the issue on 31 December 2003 of Units on the basis of 1.01 Units for each Equity Note (following adjustment and subject to any further specified adjustments). The Equity Notes bear interest on their principal amount at the rate of 4.45 per cent. per annum payable semi-annually in arrear from 15 October 1996.

If the Borrowers are unable to satisfy their interest payment obligations in full in cash on any Interest Payment Date, they may defer such amount of interest as cannot then be paid in cash until, at the latest, the redemption date of the Equity Notes. On such date, Eurotunnel shall satisfy the total amount of all deferred interest first by payment of any available cash, and thereafter by the issue of Stabilisation Notes in accordance with specified procedures.

In respect of any Equity Notes redeemed pursuant to the Redemption Offer, holders will be entitled to retain their entitlements to the amounts of deferred interest accrued in relation to those Equity Notes in respect of the period up to the interest payment date in January 2002, and are being invited to submit offers to sell such Deferred Interest Entitlements in accordance with the Deferred Interest Purchase Offer. The Deferred Interest Purchase Offer is described in more detail in Section 4 of Part I of this document. Any entitlements to interest in respect of the Equity Notes redeemed pursuant to the Redemption Offer after the interest payment date in January 2002 will be foregone and no amounts will be payable in respect of such interest.

Any interest which is unpaid will itself bear interest at the applicable rate plus 1 per cent. per annum, but not including interest deferred as described above.

The Equity Notes may be redeemed at Eurotunnel's option prior to 31 December 2003, either in Units or in cash. Early redemption of Equity Notes in Units may be made either pursuant to a redemption offer or subject to various conditions. One redemption offer was made in April 1999 and one further redemption offer may be made under the terms of the Equity Notes. (If the Redemption Offer is successful, any further redemption offer(s) would require further amendments to be made to the terms of the Equity Notes.) Where the early redemption is not pursuant to a redemption offer, the relevant conditions include that the ratio of net assets or *capitaux propres* to nominal share capital as reflected in the annual accounts of EPLC, ESA, CTG or FM for the preceding financial period and adopted by the shareholders, is less than or equal to 50 per cent. Only such amount of Equity Notes may be redeemed as would be necessary to increase the capital ratio to above 50 per cent. (taking into account any further losses disclosed in the next half-year accounts of the relevant company). Subject to specified limits, Equity Notes must be redeemed in cash upon payment of the relevant redemption premium using the proceeds of exercise of 2001 Warrants or 2003 Warrants.

Eurotunnel is required to utilise a part of the proceeds of exercise of the 2001 Warrants to redeem Equity Notes in cash at a premium of 13.345 per cent. to their face value on the Interest Payment Date falling in July 2002 (subject to a specified maximum number of Equity Notes which may be so redeemed). The proportion of the £674,642 proceeds of exercise of 2001 Warrants received by Eurotunnel which is to be applied in cash redemption of the Equity Notes will result in approximately 0.07 per cent. of the Equity Notes presently outstanding held by each Noteholder being redeemed in cash on the Interest Payment Date falling in July 2002.

Eurotunnel is also required to utilise a part of the proceeds of exercise of 2003 Warrants to redeem up to 178.5 million Equity Notes at specified premia. This corresponds to approximately 39 per cent. of the Equity Notes. The proportion of Equity Notes redeemed in cash will remain the same regardless of the

outcome of the Redemption Offer. The balance after any redemption in cash would be redeemed by the issue of Units on 31 December 2003 (on the basis of 1.01 Units for each Equity Note).

The redemption premium serves to provide holders with an internal rate of return of approximately 6.5 per cent. per annum since October 1996.

To enable the Redemption Offer and the Deferred Interest Purchaser Offer to be implemented, certain amendments have been made to the Equity Note Trust Deed, including an adjustment to the amount of warrant proceeds which may be used to redeem Equity Notes in cash to ensure that (as with the redemption offer in April 1999) the proportion of Equity Notes which is not redeemed pursuant to the Redemption Offer and which is liable to be redeemed in cash is no greater than it would have been had the early redemption not taken place. The Note Trustee has formed the opinion that the amendments are not materially prejudicial to the interests of Noteholders. Accordingly, these amendments do not require the approval of Noteholders by way of extraordinary general meeting.

5.4 Purchase of Equity Notes and Deferred Interest Entitlements

Eurotunnel is expressly prohibited from making purchases of Equity Notes. The amendments which have been made to the Equity Note Trust Deed include amendments to permit Eurotunnel to purchase Deferred Interest Entitlements and other amounts of deferred interest which may accrue in respect of the Equity Notes.

6. Common terms

6.1 General

Except as otherwise stated, the following terms are common to each of the Stabilisation Notes, Equity Notes and PLNs and will be common to the Resettable Bonds once constituted.

6.2 Covenants

Each Debt Instrument contains a negative pledge, restricting Eurotunnel from creating or having outstanding any security over any of its assets in respect of any indebtedness for borrowed money in the form of bonds or securities, from giving guarantees of such indebtedness and from allowing any other person to give security for or guarantee such indebtedness, unless equivalent protection is granted in relation to the obligations under the Debt Instrument. The negative pledge does not apply in respect of bonds or other securities issued to refinance the Senior Debt or the indebtedness to the Banks.

Each Debt Instrument also contains a prohibition on disposal by EPLC and ESA of shares in the Concessionaires, other than to any of the wholly-owned subsidiaries of EPLC or ESA which are members of the Owning Group or by any such wholly-owned subsidiary to other such companies or to EPLC and ESA. The Concessionaires may only issue shares to EPLC, ESA and to such wholly-owned subsidiaries, and may not dispose of any interest in the Concession, in the leases relating to the System or in any of the moveable property or intellectual property rights necessary for the operation of the System.

6.3 Events of default

The events of default contained in each Debt Instrument are significantly less wide-ranging than those contained in the Credit Agreement but reflect those customary for instruments of these types. They are as follows:

(a) non-payment of principal or interest due under the Debt Instrument;

(b) breach of other obligations in the Debt Instrument or related agreements, provided that such breach is materially prejudicial to the holders of the Debt Instrument and is certified by the relevant trustee to be so;

(c) cross-acceleration with other indebtedness;

(d) the insolvency of any member of the Owning Group (including the inability to pay debts as they fall due);

(e) the taking of enforcement proceedings, provided that the proceedings are materially prejudicial to the interests of the holders of the Debt Instrument and are certified by the relevant trustee to be so;

(f) any security becoming enforceable and steps being taken to enforce it;

(g) the dissolution of any member of the Owning Group;

(h) the occurrence of any event in any other relevant jurisdiction analogous to those listed in (d) to (g) above; and

(i) any of the guarantees or security and substitution rights ceasing to be in full force and effect in any respect material to the holders of the relevant Debt Instrument and not being satisfactorily reinstated or replaced.

6.4 Action following events of default, security and substitution

The obligations under each Debt Instrument will initially be secured obligations of the relevant issuer, guaranteed on a secured basis by the Owning Group. The issuers' obligations and the guarantees become unsecured upon the repayment or prepayment of all indebtedness under the Credit Agreement (or any secured refinancing thereof). For so long as they are secured, the Debt Instruments will not be repaid out of the proceeds of security enforcement until after the debt outstanding under the Credit Agreement has been repaid; once unsecured, the Debt Instruments shall rank at least equally with all of the issuers' other unsecured indebtedness.

If an event of default occurs, notice must be given to the issuer before the Debt Instrument becomes due and payable. Individual holders of Debt Instruments may not give any notice of default nor take any enforcement action unless the trustee of the relevant Debt Instrument has failed to act when required to do so. The trustee may only give notice of default if requested or directed to do so by holders of a Debt Instrument in accordance with the specified procedures. If notice of default has been given, the trustee may, subject to the Agreement Among Lenders, take enforcement action both at its own discretion or if requested or directed to do so by holders of the Debt Instrument in accordance with the specified procedures.

However, none of the holders of the Debt Instruments nor the trustee has any rights to give any notice of default nor to enforce the security in respect of the Debt Instruments nor to apply for substitution of the issuer while any indebtedness under the Credit Agreement remains outstanding, except as provided in the Agreement Among Lenders. These rights lie with the Lenders, although the holders of the Debt Instruments benefit from and are bound by any decisions to exercise such rights taken by the Lenders.

6.5 The terms of equity covenants

The terms of the Equity Notes and the Stabilisation Notes include specific covenants restricting, *inter alia*, the freedom of EPLC and ESA to amortise, reduce or redeem their share capitals (and in relation to ESA in the case of the Equity Notes, to change its *statuts* with respect to the allocation of profits and to reduce its share capital to zero). They also include covenants that, unless sanctioned by an appropriate resolution of the holders of the Equity Notes and Stabilisation Notes, EPLC and ESA will not change the rights of their shares, issue new classes of shares with more favourable rights, permit the merger or demerger of either of themselves nor alter the 1:1 parity of their shares. These covenants are subject to exceptions.

7. The Agreement Among Lenders

7.1 General

The Agreement Among Lenders regulates the relationship between Lenders. In addition, the trustee for the holders of the Debt Instruments is party to it and bound by its terms.

The Agreement Among Lenders includes provisions governing the Stabilisation Period, application of cash flows available for debt service, the application of the proceeds of any New Funds (described in Section 7.3.5 below) and any refinancing facilities and the incurring of additional borrowings.

7.2 The Stabilisation Period

7.2.1 Duration

The Stabilisation Period runs from 15 October 1996 and ends on 31 December 2005 unless Eurotunnel exercises an option to terminate it on an earlier date. During the Stabilisation Period, interest on Junior Debt, the Resettable Facility and the Equity Notes may be satisfied by Stabilisation Advances or Stabilisation Notes (as the case may be) to the extent set out above and any cash surplus after debt service is to be applied in prepaying Stabilisation Advances, Stabilisation Notes and/or deferred interest on the Equity Notes (as the case may be).

During the Stabilisation Period, no dividend may be declared or paid. Eurotunnel can, however, exercise an option to terminate the Stabilisation Period prior to 31 December 2005. Eurotunnel may not exercise this option if it has previously prepaid Stabilisation Advances or Stabilisation Notes by issuing Units or has given notice to do so.

7.2.2 Consequences of termination

Aside from the freedom to pay dividends subject, *inter alia*, to sufficient available cash and distributable profits, the consequences of Eurotunnel exercising its option to terminate the Stabilisation Period early are essentially to bring forward the commencement of various obligations to pay interest and repay debt that would otherwise have applied from 31 December 2005. In particular:

(a) no further Stabilisation Advances may be made;

(b) (if the Equity Notes are still outstanding) no further deferral of interest will be permitted in respect of the Equity Notes and any interest previously deferred shall be satisfied in cash and/or by the issue of Stabilisation Notes (as the case may be);

(c) other than those referred to in (b) above, no further Stabilisation Notes may be issued;

(d) prepayment of Stabilisation Notes or Stabilisation Advances in Units is no longer permitted;

(e) interest and margins will start to accrue under the Junior Debt Facility, Resettable Facility, Resettable Bonds, Stabilisation Facility and Stabilisation Notes on the basis that would have applied from 1 January 2006;

(f) the variable coupon will start to accrue and be payable on the Participating Loan Notes; and

(g) if the Stabilisation Period terminates before 30 June 2005, the target repayment schedule of the Junior Debt (which needs to be met in order to permit dividends to be paid) will be accelerated so as to start on the interest payment date falling in the first January or July immediately following termination of the Stabilisation Period.

7.3 Cash application

7.3.1 General

The Agreement Among Lenders contains a regime governing the application of cash available for payments of interest and principal in relation to the Junior Debt Facility, the Resettable Facility, the Stabilisation Facility and the Debt Instruments.

7.3.2 Payments from cash flow

(a) Introduction

Principal and interest payments under the Senior Credit Agreements and the Fourth Tranche Facility are to be paid in cash on the due dates (such payments referred to below as "Senior Payments").

(b) During the Stabilisation Period

Cash flow available for debt service after deduction of amounts due in respect of Senior Payments must be applied to pay interest due in the order of priority set out below:

(1) interest due on the Junior Debt subject to the tiering arrangements described in Section 1.2.1 above;

(2) interest due on advances under the Resettable Facility; and

(3) interest due on the Equity Notes.

Subject to the periodic and cumulative limits set out in Section 1.7.1(3) above, any shortfall between interest payable on the Junior Debt, Resettable Facility and Equity Notes and interest actually paid in cash may be satisfied by way of Stabilisation Advances, or in the case of the Equity Notes, the deferral of interest and subsequent issue of Stabilisation Notes.

Any surplus cash after payment of the amounts referred to in (1) to (3) above must be applied first to prepay any Stabilisation Advances; secondly, on a pro rata basis in payment of interest previously deferred in respect of Equity Notes and in prepayment of Stabilisation Notes; and thirdly in payment into a reserve account for payment of interest on the Junior Debt, the Resettable Facility and the Debt Instruments in respect of future periods.

(c) After the Stabilisation Period

Any accumulated surplus cash flow on the last day of the Stabilisation Period is to be applied to prepay amounts in the order set out in Section 7.4.1 below.

Thereafter, there is no obligation on Eurotunnel to apply surplus cash flow to prepay debt although dividends may not be paid unless the applicable target repayment schedule for the Junior Debt has been met. However, if Eurotunnel chooses to prepay debt it must be prepaid in the order specified below in Section 7.4.1. Alternatively, Eurotunnel may choose to make market purchases of debt instruments in accordance with the requirements set out in Section 7.5 below.

7.3.3 Payments from proceeds of exercise of warrants

Any proceeds of exercise of 2001 Warrants and 2003 Warrants, to the extent not applied in prepayment of the Equity Notes, must be applied to prepay advances under the Senior Credit Agreements, the Credit Agreement and/or principal amounts outstanding under the Debt Instruments and/or in making market purchases of the same in accordance with Section 7.5 below.

7.3.4 Payments from New Funds

New Funds comprise (i) the net cash proceeds of compensation for settlement of claims, or judgements or awards made against, the government of the UK or France, the Railways, TML or its sub-contractors; (ii) the proceeds of new equity issues (other than the 2001 Warrants and 2003 Warrants); or (iii) net cash receipts from non-recourse finance transactions, leasing transactions or the utilisation of tax losses.

New Funds comprising settlement proceeds referred to at Section 7.3.4(i) above must be applied in prepayment of advances under the Senior Credit Agreements, the Credit Agreement and/or principal amounts outstanding under the Debt Instruments and/or in making market purchases of the same in accordance with the provisions described in Section 7.5 below.

Eurotunnel is not obliged to apply New Funds comprising proceeds from new equity issues (other than 2001 Warrants and 2003 Warrants) referred to at Section 7.3.4(ii) above in prepayment of advances under the Senior Credit Agreements, the Credit Agreement and/or principal amounts outstanding under the Debt Instruments.

However, Eurotunnel may choose to apply such proceeds in prepayment of advances under the Senior Credit Agreements, the Credit Agreement and/or principal amounts outstanding under the Debt Instruments and/or in making market purchases of the same in accordance with the provisions described in Section 7.5 below.

New Funds comprising proceeds of the matters referred to at Section 7.3.4(iii) above are subject to the following regime:

(a) the first £19 million of such New Funds after 1 January 1999 must be applied in prepayment of principal outstanding under the Fourth Tranche Facility (unless EIB and/or ECSC agree otherwise or there is no longer any principal outstanding under the Fourth Tranche Facility), in which case it is to be applied in the order specified in paragraph (d) below);

(b) the second £19 million of such New Funds after 1 January 1999 may be applied in market purchases and (to the extent not so applied in market purchases, must be applied in) prepayment of principal outstanding under the Senior Credit Agreements, the Credit Agreement and/or principal amounts outstanding under the Debt Instruments;

(c) after the application of the first and second £19 million of such New Funds, (i) 50 per cent. of such New Funds is to be applied in the same way as at paragraph (a) above and (ii) the other 50 per cent. is to be applied in the same way as at paragraph (b) above;

(d) once there is no principal outstanding under the Fourth Tranche Facility (or where EIB and/or ECSC agree not to be prepaid in accordance with paragraph (a) above), New Funds which would have been applied under paragraph (a) or paragraph (c)(i) above must be applied as follows:

    (i) as to 25 per cent. of such New Funds in market purchases of Tier 1 Junior Debt and/or in prepayment of the same;

    (ii) as to 25 per cent. of such New Funds, in market purchases of Tier 2 Junior Debt and/or in prepayment of the same;

(iii) as to 50 per cent. of such New Funds in market purchases of Tier 3 Junior Debt and/or in prepayment of the same.

The Borrowers, EIB and ECSC entered into an agreement in June 2001 relating to the allocation of New Funds comprised of net cash receipts from the utilisation of tax losses which, but for the agreement, would have been applied in prepayment of principal outstanding under the Fourth Tranche Facility. Pursuant to the agreement, 70 per cent. of such New Funds are to be applied in purchasing Junior Debt advances held by EIB and ECSC, with the allocation of the New Funds being determined in accordance with a financial model and subject to pre-agreed limits. To date, £4.5 million has been applied to EIB and ECSC and £1.9 million to market purchases as described in (d) above.

7.3.5 Proceeds of refinancing

The Agreement Among Lenders defines the order in which Eurotunnel is able to refinance its debt. Facilities may only be refinanced with debt not ranking higher than the debt refinanced so that, for example, junior ranking debt may not be refinanced with Senior Debt and the proceeds of refinancing debt must be applied in the order set out in Section 7.4.2 below.

7.4 Order of application of prepayments

7.4.1 Order of application (not refinancing)

The order of application of funds available to Eurotunnel (apart from New Funds, net warrant proceeds, refinancing debt and other than any funds as described in Section 7.3.2(b) above), including funds available in the circumstances referred to in Section 7.3.2(c) above, if applied in prepayment of debt, is as follows:

(a) principal outstanding under the Fourth Tranche Facility;

(b) principal outstanding under the Junior Debt Facility (Tier 1, then Tier 2, then Tier 3);

(c) principal outstanding under the Stabilisation Facility;

(d) Stabilisation Notes.

During the Stabilisation Period, items (c) and (d) will rank in that order ahead of item (b). Senior Debt, Resettable Advances and Resettable Bonds may not be prepaid from any such funds whilst any of the above indebtedness remains outstanding.

7.4.2 Order of application of refinancing proceeds

The order of application in prepayment of debt of the proceeds of refinancing debt is set out below. Amounts must be applied on a *pro rata* basis in relation to debt falling in the same category:

(a) (after the date referred to in Section 7.6.1 below), principal outstanding under the Senior Debt;

(b) principal outstanding under the Fourth Tranche Facility;

(c) principal outstanding under the Junior Debt Facility;

(d) principal outstanding under the Stabilisation Facility;

(e) Stabilisation Notes.

During the Stabilisation Period, items (d) and (e) will rank in that order ahead of item (c). Senior Debt (prior to the date referred to in Section 7.6.1 below), Resettable Advances and Resettable Bonds may not be prepaid from refinancing debt whilst any of the above indebtedness remains outstanding.

7.5 Market purchases

Eurotunnel may make market purchases of indebtedness under the Credit Agreement, the Senior Credit Agreement and the Debt Instruments (other than the Equity Notes, but including Deferred Interest Entitlements) only from New Funds and from the part of the proceeds of warrants referred to in Section 7.3.3 and only to the extent referred to above. In relation to the Debt Instruments, the restriction to New Funds applies only during the Stabilisation Period. All indebtedness or instruments purchased by or on behalf of Eurotunnel must be cancelled.

7.6 Refinancing facilities

7.6.1 Senior facilities

The Senior Debt may be refinanced after 15 June 2002 (or any earlier date agreed between Eurotunnel and the Senior Lenders) with debt with the same ranking as the Senior Debt subject to a vote from a limited constituency of Banks so long as, *inter alia*, the new senior refinancing creditors have passive rights only and there is no economic disadvantage to the Banks.

Refinancing on other terms is permitted only if approved by a wider constituency of Banks.

7.6.2 Junior ranking debt

Refinancing of the Fourth Tranche Facility, the Junior Debt Facility, the Resettable Facility, the Stabilisation Facility, the Resettable Bonds and the Stabilisation Notes may take place with debt of no higher ranking than the debt refinanced subject to a vote from a limited constituency of Banks only so long as, *inter alia*:

(a) the refinancing creditors shall not be entitled to take any part in votes of Lenders; and

(b) there is no economic disadvantage to the Banks.

Refinancing on other terms is permitted only if approved by a wider constituency of Banks.

7.6.3 Additional borrowing facilities

Additional borrowings may be incurred so long as, *inter alia*:

(a) the additional borrowings are subordinated in point of security to all Junior Debt, the Resettable Facility and the Stabilisation Facility;

(b) a debt service cover test is satisfied;

(c) the first scheduled repayment date for these additional borrowings is no earlier than the final maturity date for the third tier of Junior Debt or (if the Stabilisation Advances are not exchanged for Stabilisation Notes as described in Section 1.4.3 above) the final maturity date of the Stabilisation Advances; and

(d) all funds advanced under additional borrowing facilities are used to prepay or make market purchases of Participating Loan Notes.

Additional borrowings on other terms or for other purposes are permitted only if approved by a wider constituency of Banks.

7.6.4 Ancillary trade financing facilities

In addition, the Agreement Among Lenders permits various additional facilities to be entered into for the purposes of trading operations.

7.6.5 Leasing

The Agreement Among Lenders permits members of the Owning Group to lease up to £500 million of equipment (individual items of capital equipment having a fair value of not more than £100,000 are disregarded in calculating such amount) without obtaining a vote of Lenders provided that certain conditions are satisfied.

8. The Senior Credit Agreements

8.1 General

The indebtedness under the previous senior credit agreement was refinanced on 1 February 1999. The terms of the Senior Debt are contained in the Senior Credit Agreements.

8.2 Terms of the Senior Credit Agreements

8.2.1 Structure, amount and currency

As at 30 April 2002 the Senior Debt amounted to £140,000,000 and €141,348,823. The Senior Debt constitutes amortising term loans denominated in euro and sterling. Euro and sterling advances were made under the International Senior Credit Agreement. Euro advances were made under the French Senior Credit Agreement. The Senior Credit Agreements are on substantially the same terms as each other (except for mechanical provisions relating to interest).

8.2.2 Interest and default interest

Interest on the Senior Debt is payable at a margin of 1 per cent., above the applicable reference rate and, in the case of floating rate advances, associated costs.

Interest on €48,354,923 of the Senior Debt is fixed at an average rate of 8.45 per cent.

Default interest applies at a rate of 1 per cent. per annum above the normal rate of interest applicable will be payable on the overdue sum.

8.2.3 Repayment and prepayment

The Senior Debt is repayable by reference to a schedule commencing in June 2002 with a final maturity in December 2005. Prepayments of whole or in part are allowed without prepayment or penalty.

8.2.4 Undertaking and events of default

The Senior Credit Agreements contain representations and warranties customary for loans of this nature and contain covenants and events of default similar to those in the Credit Agreement. If an event of default occurs, unless it is waived and subject to a standstill being triggered under the Agreement Among Lenders, the Senior Lenders may demand early repayment of their loans, enforce their security or seek to effect substitution (see Section 9 below).

9. Guarantee and security structure

The Lenders benefit from guarantees from each member of the Owning Group and from English and French security over Eurotunnel's assets in England and France. In addition, the benefit of these guarantees and the benefit of the English security applies to the Debt Instruments, except that such security does not extend to assets located in France and the Debt Instruments will no longer be secured when the indebtedness under the Senior Credit Agreements and the Credit Agreement (or any secured refinancing thereof) has been repaid in full.

That security comprises all of the assets of Eurotunnel, including the benefit of the Concession and the other principal agreements relating to the System and the shares in the subsidiaries and companies owned by EPLC and ESA, but does not extend to the assets of companies which do not form part of the Owning Group. This security enables the Lenders, if an event of default occurs and repayment of their debt is then due (including by way of acceleration following an event of default), to gain control of Eurotunnel's assets and, subject to limitations imposed by the UK and French governments, to sell Eurotunnel's assets other than the benefit of the Concession. In addition to this security, the Lenders also have certain rights derived from the Concession itself, including a right of substitution, exercisable through companies controlled by the Lenders, to take over the Concession if certain events of default occur, thereby assuming management of the System and enabling them to apply revenues in satisfaction of sums due to them.

FUTURE DEBT STRUCTURE

The Sections below describe how Eurotunnel's debt will be structured following implementation of the Transaction. In the event that the Transaction is not implemented, Eurotunnel's debt structure will continue to be as described in Sections 1–9 above.

10. The Credit Agreement

10.1 General

The Credit Agreement will continue to contain the terms of the Junior Debt Facility, the Resettable Facility, the Stabilisation Facility and the Fourth Tranche Facility.

10.2 The terms of the Junior Debt Facility

10.2.1 Structure, amount and currency

The Junior Debt will remain an amortising term loan denominated in euro and sterling.

The Junior Debt will remain split into three tiers in respect of their rights to cash flow allocated to the Junior Debt under the terms of the Agreement Among Lenders. Tier 1 will continue to have a prior right to the payment of interest in cash over Tiers 2 and 3 and Tier 2 will continue to have a prior right to the

payment of interest in cash over Tier 3. Repayments of principal (see Section 10.2.3 below) will continue to be structured so that Tier 1 is repaid before Tier 2 and Tier 2 is repaid before Tier 3.

As part of the Transaction, Eurotunnel intends to refinance a proportion (£335 million (equivalent)[5]) of the existing Junior Debt Tier 1 advances. Of the £335 million (equivalent), £20 million will be applied in prepayment of the Junior Debt Tier 1 held by FLF and the remaining £315 million (equivalent) will be applied in prepayment of the Junior Debt Tier 1 held by the other lenders, *pro rata* across their holdings. This partial prepayment of existing Junior Debt Tier 1 advances will be funded from the proceeds of two new loans, denominated in sterling and euro (the "**Tier 1A Loans**"). The Tier 1A Loans are described in more detail in Section 11 below.

10.2.2 Interest and default interest

Interest and default interest will continue to accrue on the Junior Debt as described in Section 1.2.2 above.

10.2.3 Repayment

The default repayment schedule will continue to apply in relation to the remaining Junior Debt after implementation of the Transaction, and failure to meet the default repayment schedule will continue to be an event of default. However, the debt arising under the Tier 1A Loans will not be taken into account in the calculations of the amounts to be repaid. This means that a smaller amount of the remaining Junior Debt will be repaid on each repayment date (the same percentage of a smaller principal amount).

The operation of the target repayment schedule will be amended as part of the Transaction. As mentioned in Section 1.2.3 above, failure to meet the target repayment schedule is not an event of default but the payment of dividends is subject to compliance with the target repayment schedule and other specified conditions. The dividend constraints which will apply following implementation of the Transaction are described in Section 10.7.2 below.

10.2.4 Prepayment

Subject to the provisions contained in the Agreement Among Lenders, the Junior Debt will continue to be able to be prepaid in whole or in part at any time without penalty. If prepaid in part, the repayment instalments of the Junior Debt will be reduced pro rata by the amount prepaid.

As part of the Transaction, FLF will agree to waive its right to receive prepayments of the Junior Debt held by it up to but excluding the interest payment date in February 2009 for the bonds issued in respect of the 2001 Junior Debt repackaging, in specified circumstances, other than prepayments in full or from refinancing.

10.3 The terms of the Resettable Facility

10.3.1 Structure, amount and currency

The Resettable Facility will remain a term loan denominated in sterling and euro constituting a tranche within the Credit Agreement. Its amount will be reduced to the extent of acceptances under the Tender.

10.3.2 Interest

Interest and default interest will continue to accrue on advances under the Resettable Facility as described in Section 1.3.2 above.

10.3.3 Repayment, prepayment and exchange

The provisions relating to repayment and prepayment of advances under the Resettable Facility will continue to be as set out in Section 1.3.3 above.

The provisions for the exchange of advances under the Resettable Facility for Resettable Bonds will be amended as part of the Transaction. Unless an earlier or later exchange date is agreed, Resettable Advances will have to be exchanged for Resettable Bonds within 90 days of the end of the Stabilisation Period.

5 At an exchange rate of £1: €1.619009.

10.4 The terms of the Stabilisation Facility

10.4.1 Structure, amount and currency

The Stabilisation Facility will continue to be an amortising term loan facility denominated in sterling and euro. Current outstandings will be reduced to the extent of acceptances under the Tender. Following implementation of the Transaction, the facility will be available to Eurotunnel within the limits set out in Section 10.7.2 below, including the scope to defer interest on the Equity Notes.

The Stabilisation Facility may be utilised in the same circumstances as described in Section 1.4.1 above, except that it will no longer be possible to utilise the Stabilisation Facility to satisfy interest payments in respect of Tier 1 of the Junior Debt nor will it be possible to utilise the Stabilisation Facility to satisfy interest payments in respect of the Tier 1A Loans.

10.4.2 Interest

Interest and default interest will accrue on Stabilisation Advances as described in Section 1.4.2 above.

10.4.3 Repayment, prepayment in cash and exchange

The Stabilisation Advances will remain repayable in accordance with a repayment schedule from 2018-2026, unless prepaid in cash or Units or exchanged for Stabilisation Notes.

During the Stabilisation Period, the Borrowers will remain obliged, to the extent that there is sufficient cash available, to prepay Stabilisation Advances in cash in whole or in part. However, as part of the Transaction, the provisions relating to the use of available of cash will be amended so that certain amounts of cash in each year which would otherwise have been available for the prepayment of Stabilisation Advances will instead be utilised for the prepayment and/or market purchase of Junior Debt advances, as described in Section 17.3.2(b)(3) below.

The terms of the Stabilisation Notes are described in Section 13 below.

10.4.4 Prepayment in Units

The provisions for prepayment of the Stabilisation Facility in Units will continue to be as described in Section 1.4.4 above.

10.5 The terms of the Fourth Tranche Facility

The Fourth Tranche Facility will continue to consist of a tranche advanced by each of EIB and ECSC, the EIB Tranche and the ECSC Tranche respectively. The terms of the EIB Tranche and the ECSC Tranche will continue to be as described in Sections 1.5.2 and 1.5.3 above.

10.6 Undertakings

The Credit Agreement will continue to contain various undertakings in favour of the Banks which are customary for bank lending of this nature.

10.7 Events of default

10.7.1 General

The Credit Agreement will continue to contain various events of default, customary for bank lending of this nature. The consequences of an event of default will continue to be as described in Section 1.7.1 above.

The events of default will continue to include the events of default referred to in Section 1.7 above, subject to the amendments described below.

(1) The operating cash flow covenants and events of default applicable during and after the Stabilisation Period (referred to in Sections 1.7.1(1) and 1.7.2(a) above) will be deleted; and

(2) there will be a further reduction in the periodic limits applicable to the principal amount of Stabilisation Advances and Stabilisation Notes made or issued and the deferral of interest on the Equity Notes. The new limits will be as set out in the table below:

		Period Limit		Combined Limit		Cumulative Limit		Combined Limit
	(FRF m)	(€ m)	(£ m)	(£m)	(FRF m)	(€ m)	(£ m)	(£ m)
1 February 2002 – 31 January 2003..........	554.3	84.5	61	115	7,754	1,182	866	—
1 February 2003 – 31 January 2004..........	387	59	42.5	80	8,459	1,290	945	—
1 February 2004 – 31 January 2005..........	—	—	—	100	—	—	—	1,850
1 February 2005 – 31 January 2006..........	—	—	—	60	—	—	—	1,850

The limits in the above table may be restored to the periodic limits appearing in the second table in Section 1.7.1(3) above by a vote of a limited constituency of Lenders.

10.7.2 Dividend constraints

Following implementation of the Transaction, the declaration or payment of a dividend by Eurotunnel will constitute an event of default, unless:

(a) the Stabilisation Period has ended;

(b) no event of default or potential event of default is subsisting which has not been waived by the Agents;

(c) in respect of any dividend declared or paid after the end of the Stabilisation Period but before 1 January 2006 (if the Stabilisation Period is ended early), Eurotunnel is on or ahead of the target outstandings profile in respect of the Junior Debt;

(d) in respect of any dividend declared or paid up to the end of 2006 only, Eurotunnel has made the payment due under the Target Repayment Schedule in January 2006 for any dividend declared or paid in the first half of 2006 and, in addition, the payment due under the Target Repayment Schedule in July 2006 for any dividend declared or paid in the second half of 2006;

(e) in respect of any dividend declared or paid up to the end of 2009 (or, if earlier, full repayment (including by way of refinancing) of all Junior Debt), Eurotunnel has aggregate cash balances after payment of the dividend and all debt service required to be paid up to the date such dividend is declared or paid, of at least £70 million; and

(f) in 2010 or any subsequent year, and if at such time FLF still holds any Junior Debt, Eurotunnel has repaid an additional amount of Junior Debt equal to 50 per cent. of the repayment last required under the default repayment schedule.

Eurotunnel is free to declare and pay a dividend subject to satisfying these conditions and having distributable profits available to do so.

11. The Tier 1A Loan Agreements

11.1 General

The Tier 1A Loan Agreements will contain the terms of the Tier 1A Loans, which are to be implemented as part of the Transaction. For reasons relating to the security to be given by Eurotunnel in relation to the Tier 1A Loans, the Tier 1A Loans will initially be made available to the Borrowers by Citibank International plc (the "Initial Lender"). Promptly following the making by the Initial Lender of the advances under the Tier 1A Loan Agreements, the Initial Lender will assign its rights and transfer its obligations under the Tier 1A Loan Agreements to Fixed-Link Finance 2 B.V. ("FLF2"), a new special purpose financing vehicle incorporated in The Netherlands and which is not part of the Eurotunnel Group. FLF2 will obtain the funds required for its acquisition of the Tier 1A Loans from the Initial Lender through issues of sterling and euro-denominated bonds in the capital markets up to a maximum amount of £740 million (equivalent).

Subject to satisfactory documentation and resolution of outstanding issues, a total principal amount of £620 million (equivalent) of the bonds will be guaranteed by MBIA Assurance S.A. £120 million of the sterling bonds will not benefit from any guarantee external to the Eurotunnel Group.

11.2 The terms of the Tier 1A Loan Agreements

11.2.1 Structure, amount and currency

The aggregate amount of Tier 1A Loans will not exceed £740 million (equivalent),[7] which will be made available to the Borrowers by way of a new sterling-denominated loan and a new euro-denominated loan, each documented under a separate Tier 1A loan agreement. The sterling Tier 1A loan will be repaid in two equal successive annual instalments and the euro Tier 1A loan will be repaid in a single instalment.

The Tier 1A Loans will rank alongside Tier 1 of the Junior Debt in respect of the rights to cashflow allocated to the Tier 1A Loans under the terms of the Agreement Among Lenders and will benefit from the same security ranking as Tier 1 of the Junior Debt.

The covenants and events of default in the Tier 1A Loan Agreements will be substantially the same as those in the Credit Agreement.

11.2.2 Interest

Interest will accrue on both the sterling Tier 1A loan and the euro Tier 1A loan at a fixed interest rate (in the case of the euro loan, for the first 15 years only) equal to the sum of (i) the relevant swap rate and (ii) a blended margin dependent upon the interest rates applicable to the relevant guaranteed and (in the case of the sterling loan) unguaranteed bonds. The interest rate under each Tier 1A loan is intended to cover the coupon on the related bonds issued by FLF2 and known ongoing costs, including the fee payable to MBIA Assurance S.A. ("MBIA") in respect of its guarantee of the guaranteed bonds.

In the case of the euro Tier 1A loan, after the first 15 years a floating rate of interest will be payable at the applicable interbank rate, together with the blended margin referred to above and a further increase in the margin of an amount equal to the initial interest rate applicable to the euro-denominated bonds issued by FLF2.

11.2.3 Repayment

The sterling Tier 1A loan will be scheduled to amortise in two equal instalments in January 2027 and January 2028. The euro Tier 1A loan will be scheduled to be repaid in a single instalment in January 2026, with a step-up in the margin if the loan is not prepaid after 15 years (see 11.2.2 above).

The Borrowers will have the right to prepay the sterling Tier 1A loan and the euro Tier 1A loan together (in whole but not in part) at any time, subject to the Agreement Among Lenders and subject to the Borrowers indemnifying FLF2 against, amongst other things, any premia payable by FLF2 to the bondholders and MBIA in connection with the early redemption of the bonds consequential upon any such prepayment of the Tier 1A loans.

In addition, the Borrowers will have the right to prepay either the sterling Tier 1A loan or the euro Tier 1A loan (in whole but not in part) if FLF2 has elected to prepay the corresponding bonds issued by it by reason of an adverse tax event.

The Borrowers will be obliged to prepay either the sterling Tier 1A loan or the euro Tier 1A loan (in whole but not in part) if FLF2 determines that it has become unlawful for FLF2 to keep such loan outstanding (subject to FLF2 being required to mitigate).

12. The terms of the Resettable Bonds

12.1 Issue of the Resettable Bonds

The Resettable Bonds will be issued in satisfaction of existing indebtedness under the Resettable Facility (unless the Resettable Facility has been prepaid) on the basis described in Section 10.3.3 above.

12.2 Interest and redemption

The final redemption date for the Resettable Bonds will remain 31 December 2050, unless they are redeemed or purchased and cancelled earlier. The Resettable Bonds will bear interest in the manner described in Section 2.2 above.

13. The terms of the Stabilisation Notes

The terms of the Stabilisation Notes will continue to be as described in Section 3 above following implementation of the Transaction.

7 At an exchange rate of £1: €1.619009.

14. The terms of the Participating Loan Notes

The terms of the Participating Loan Notes will continue to be as described in Section 4 above following implementation of the Transaction.

15. The terms of the Equity Notes

The terms of the Equity Notes will continue to be as described in Section 5 above following implementation of the Transaction.

16. Common terms

The common terms will remain as described in Section 6 above following implementation of the Transaction.

17. The Agreement Among Lenders

17.1 General

The Agreement Among Lenders will continue to regulate the relationship between Lenders. In addition, the trustee for the holders of the Debt Instruments is party to it and bound by its terms. Following implementation of the Transaction, FLF2 will also be a party to the Agreement Among Lenders as lender under the Tier 1A Loan Agreements.

The Agreement Among Lenders will continue to include provisions governing the Stabilisation Period, application of cash flows available for debt service, the application of the proceeds of any New Funds (described in Section 17.3.5 below) and any refinancing facilities and the incurring of additional borrowings.

17.2 The Stabilisation Period

The duration and consequences of termination of the Stabilisation Period will continue to be as described in Section 7.2 above.

17.3 Cash application

17.3.1 General

The regime contained in the Agreement Among Lenders governing the application of cash available for payments of interest and principal in relation to the Junior Debt Facility, the Resettable Facility, the Stabilisation Facility and the Debt Instruments will be amended as part of the Transaction.

17.3.2 Payments from cash flow

(a) Introduction

Principal and interest payments under the Senior Credit Agreements, the Fourth Tranche Facility and (in each case with respect to interest only) Tier 1 of the Junior Debt and the Tier 1A Loans are to be paid in cash on the due dates (such payments referred to below as "**Senior Payments**").

(b) During the Stabilisation Period

Cash flow available for debt service after deduction of amounts due in respect of Senior Payments must be applied to pay interest due in the order of priority set out below:

(1) interest due on the Junior Debt (other than Tier 1) subject to the tiering arrangements described in Section 10.2.1 above;

(2) interest due on advances under the Resettable Facility;

(3) an amount of up to a maximum of £100 million in respect of each reference period up to and including that ending on 31 December 2003 and up to a maximum of £200 million in respect of each reference period thereafter will be applied in prepayment and/or market purchases of Junior Debt, in each case other than any Junior Debt held by FLF. FLF will waive its rights to all such prepayments (other than prepayments in full (see Section 10.2.4 above)) and will also agree not to sell its holdings as part of any market purchases; and

(4) interest due on the Equity Notes.

Subject to the periodic and cumulative limits described in Section 10.7.1(2) above, any shortfall between interest payable on the Junior Debt (other than Tier 1), Resettable Facility and Equity Notes and interest actually paid in cash may be satisfied by way of Stabilisation Advances, or in the case of the Equity Notes, the deferral of interest and subsequent issue of Stabilisation Notes.

Any surplus cash after payment of the amounts referred to in (1) to (4) above must be applied firstly to prepay any Stabilisation Advances; secondly, on a *pro rata* basis in payment of interest previously deferred in respect of Equity Notes and in prepayment of Stabilisation Notes; and thirdly in payment into a reserve account for payment of interest on the Junior Debt, the Resettable Facility and the Debt Instruments in respect of future periods.

(c) After the Stabilisation Period

After the Stabilisation Period, principal and interest in respect of all of Eurotunnel's indebtedness are to be paid in cash on the due dates.

Following implementation of the Transaction, Eurotunnel will be obliged to open a new reserve account and credit it with £45 million (equivalent) no later than the last day of the Stabilisation Period. The balance on this reserve account will be available for Junior Debt and Tier 1A debt service (including scheduled principal) and will be made available to these classes of debt in priority under the terms of the security agreements. Any surplus funds standing to the credit of the Stabilisation Reserve Account at the end of the Stabilisation Period will be applied towards the initial funding of the reserve account.

Eurotunnel will be obliged to top up the reserve account as necessary so as to maintain a balance of £45 million (equivalent) to the extent it has available funds with which to do so, after all required debt service as at a date, including any variable coupon due on the Participating Loan Notes, and after allowing for payment of project expenditure then due and for a float of £25 million (equivalent).

The balance on the account will be released to Eurotunnel on full repayment of Junior Debt Tier 3 advances or their full refinancing with investment-grade debt.

17.3.3 Payments from proceeds of exercise of warrants

Any proceeds of exercise of 2003 Warrants, to the extent not applied in prepayment of the Equity Notes, must be applied to prepay advances under the Senior Credit Agreements, the Credit Agreement and/or principal amounts outstanding under the Debt Instruments and/or in making market purchases of the same in accordance with the provisions described in Section 17.5 below.

17.3.4 Payments from New Funds

As part of the Transaction, Eurotunnel will be given freedom to apply New Funds comprising proceeds of the matters described at Section 7.3.4(iii) above previously covered by the regime described in Section 7.3.4 above to reduction of such debt as it chooses, and whether by market purchase or prepayment, but provided that EIB and ECSC would retain their current rights in respect of principal under the Fourth Tranche Facility. This arrangement will be subject to two caveats: firstly, Eurotunnel's greater freedom in relation to such New Funds is only to apply if all debt service on Junior Debt (including, where applicable, principal repayments in accordance with the default repayment schedule) and the Tier 1A Loans have been fully paid in cash on the immediately preceding amortisation date and, secondly, Eurotunnel may not purchase or prepay any of the Junior Debt held by FLF from New Funds, except where prepayment in full is being made of all Junior Debt.

17.3.5 Proceeds of refinancing

The Agreement Among Lenders will continue to define the order in which Eurotunnel is able to refinance its outstanding indebtedness. The regime of approvals for refinancings will be amended as part of the Transaction (see Section 17.6 below).

17.4 Order of application of prepayments

17.4.1 Order of application (not refinancing)

The order of application of funds available to Eurotunnel (apart from New Funds, net warrant proceeds, refinancing debt and other than any funds as described in Section 7.3.2(b) above), if applied in prepayment of debt, will be amended as set out below:

(a) principal outstanding under Tier 1, Tier 2 and Tier 3 of the Junior Debt Facility (other than any such debt held by FLF (except as may be purchased or prepaid on or after 1 February 2009 or at the time of prepayment in full of all Junior Debt advances));

(b) principal outstanding under the Stabilisation Facility;

(c) principal outstanding of the Stabilisation Notes.

The Senior Debt, the Fourth Tranche Facility, the Tier 1A Loans, the Resettable Advances and the Resettable Bonds may not be prepaid from refinancing debt whilst any of the above indebtedness remains outstanding.

The above order shall not apply to the amount of cash to be paid by FLF to Eurotunnel as a result of repayment or prepayment of all Junior Debt held by FLF and following payment and discharge of FLF's other creditors. Eurotunnel shall be entitled to apply such cash first, in prepayment of Junior Debt Tier 3 advances and then in prepayment of Senior Debt.

17.4.2 Order of application of refinancing proceeds

The order of application in prepayment of debt of the proceeds of refinancing debt will be as set out below. Amounts must be applied on a *pro rata* basis in relation to debt falling in the same category:

(a) principal outstanding under Tier 1 (other than any such debt held by FLF except upon full prepayment), Tier 2 and Tier 3 of the Junior Debt Facility;

(b) principal outstanding under the Senior Debt;

(c) principal outstanding under the Fourth Tranche Facility;

(d) principal outstanding under Junior Debt Tier 1 held by FLF and the Tier 1A Loans;

(e) principal outstanding under the Stabilisation Facility;

(f) Stabilisation Notes.

Resettable Advances and Resettable Bonds may not be prepaid from refinancing debt whilst any of the above indebtedness remains outstanding.

17.5 Market purchases

Following implementation of the Transaction, Eurotunnel will be able to make market purchases of indebtedness (other than the Equity Notes (but including entitlements to deferred interest) and other than Junior Debt held by FLF) during the Stabilisation Period only from New Funds and from the part of the proceeds of warrants referred to in Section 7.3.3 above. However, Eurotunnel will have greater freedom in relation to the application of New Funds as described in Section 17.3.4 above. After the end of the Stabilisation Period, the restriction of market purchases to New Funds and warrant proceeds will cease to apply and Eurotunnel will be able to apply any surplus funds towards market purchases of all categories of indebtedness. However, prior to 1 February 2009, Eurotunnel will not be permitted to make market purchases of any Junior Debt held by FLF.

17.6 Refinancing facilities

As part of the Transaction, the procedures for approval of refinancings are to be amended to provide that any refinancing of any indebtedness must be approved by the requisite majority of the lenders pursuant to the Agreement Among Lenders. In the case of a refinancing of the Senior Debt, the approval of the requisite majority of the Senior Lenders will also be required, except in the case of a total prepayment of the outstanding Senior Debt.

17.6.1 Additional borrowing facilities

The provisions relating to additional borrowing facilities in Section 7.6.3 will continue to apply following implementation of the Transaction, except that such borrowings may only be incurred without the requirement for any further approvals if (other than with respect to a specified amount of interest which will be permitted to have priority) the indebtedness thereunder is also subordinated to the Tier 1A Loans.

17.6.2 Ancillary trade financing facilities

Ancilliary trade financing facilities will continue to be permitted.

17.6.3 Leasing

The Agreement Among Lenders will continue to permit members of the Owning Group to lease up to £500 million of equipment (individual items of capital equipment having a fair value of not more than £100,000 are disregarded in calculating such amount) without obtaining a vote of Lenders provided that certain conditions are satisfied. Following implementation of the Transaction, the consent of FLF2 will be required to the entry by Eurotunnel into any new finance leases.

18. The Senior Credit Agreements

The terms of the Senior Credit Agreements will remain as described in Section 8 above, except that as part of the Transaction, the amortisation period for the Senior Debt will be postponed from June 2002–December 2005 to June 2009–December 2012.

19. Guarantee and security structure

The guarantee and security structure will remain as described in Section 9 above. FLF2, as ultimate lender under the Tier 1A Loan Agreement, will have the benefit of guarantees and security substantially similar to those granted to the existing Lenders, including the benefit of the right of substitution.

OTHER CREDITORS

20. Leasing companies

Eurotunnel has purchased a number of companies in the UK. These companies have debt outstanding which is fully secured on lease receivables due to the companies. Through these transactions, Eurotunnel has been able to obtain immediate value for a proportion of its current year tax losses by surrendering such losses by way of group relief to the leasing companies. These subsidiaries accept the credit risk of lessees, but that risk is ring fenced from other companies within the Group.

PART VII

LEGAL AND REGULATORY MATTERS

1. The Treaty and the Concession

The two principal legal instruments governing the construction and operation of the System (as described under the heading "The System" in Section 2 of Part II of this document) are:

- the Treaty between the United Kingdom and France (together the "Governments"), entered into on 12 February 1986 and ratified on 29 July 1987, which authorised the construction and operation of a Channel Fixed Link between the United Kingdom and France by private concessionaires; and
- the concession agreement dated 14 March 1986 (the "Concession Agreement") made among the Secretary of State for Transport of the United Kingdom and Le Ministre de l'Urbanisme, du Logement et des Transports of France, (together, the "Principals") and The Channel Tunnel Group Limited ("CTG") and France Manche SA ("FM") (together, the "Concessionaires"), whereby the Principals granted to the Concessionaires the right and obligation to carry out the development, financing, construction and operation of the Channel Fixed Link during the Concession Period (as defined below).

The Treaty

The principal purpose of the Treaty was to allow permission to be granted to private concessionaires for the construction and operation of the Channel Fixed Link without recourse to government funds or guarantees. In addition, the Treaty made various other provisions in relation to the Channel Fixed Link, including:

- the establishment of an Inter Governmental Commission (the "IGC") to supervise the operation of the Channel Fixed Link. Each Government appoints half of the members of the IGC, which comprises, at most, 16 members;
- the establishment of a safety authority to advise and assist the IGC on all matters concerning safety in the construction and operation of the Channel Fixed Link (the "Safety Authority"). In addition, the Safety Authority contributes to the drawing-up of safety regulations applicable to the Channel Fixed Link and ensuring their compliance with applicable national and international regimes. The members of the Safety Authority are nominated in equal number by each of the Governments;
- the establishment of an arbitral tribunal to settle disputes between the Governments and the Concessionaires (the "Tribunal"). Each Government appoints one arbitrator, who together appoint a national of a third state as third arbitrator. In addition, where the Concessionaires are parties to any case before the Tribunal, they too are entitled to appoint two arbitrators. The Tribunal takes decisions by majority vote;
- profits and gains derived from construction or operation of the Channel Fixed Link are taxed by the United Kingdom and France according to their respective laws, including any convention for the avoidance of double taxation and prevention of fiscal evasion;
- the United Kingdom and France shall not discriminate in relation to the taxation on charges imposed on users of transport modes which are in direct competition for cross-Channel traffic;
- the United Kingdom and France shall not levy any tax on the transfers of funds and financial settlements between the United Kingdom and France or from or to third countries necessitated by the construction or operation of the Channel Fixed Link, other than generally applicable taxes on the payments which they represent;
- across a range of areas, the Governments are required to co-operate with one another, including in matters relating to defence and security, policing and frontier controls, and legal issues.

The Concession Agreement

The primary ongoing obligations of the Concessionaires under the Concession Agreement are:

- to operate and maintain the System during the Concession Period (as defined below), to ensure a steady flow and continuity of traffic through the System and to ensure that traffic may pass through the System with reasonable safety and convenience;

- to comply with all relevant laws and regulations of the United Kingdom, France and the EU rules binding upon them and applicable to the operation of the System, in particular, concerning customs, immigration, security, public health, road traffic controls and emergency services; and
- to finance the System during the Concession Period (as defined below) without recourse to government funds or guarantees of a financial or commercial nature.

On 29 March 1999, the term of the Concession Agreement was extended until the 99th anniversary of the date the Concession Agreement came into operation, i.e. until 2086 (the "Concession Period"). The Concessionaires can terminate the Concession Agreement on its 65th anniversary by giving written notice to the Principals on or before 28 July 2051.

On the Issues of Pricing and Tariffs, the Concession Agreement provides the following:

- There are no pricing constraints imposed on the Concessionaires by the Concession Agreement. National legislation relating to the control of prices or tariffs (as opposed to competition legislation — see below) does not apply to the prices and tariffs of the Channel Fixed Link. In particular, neither Concessionaire may discriminate between users of the Channel Fixed Link on grounds of nationality or direction of travel, unless in accordance with normal commercial practice. The Concessionaires shall give public notice of their tariffs and notify the IGC of any increase 15 days in advance. The foregoing does not exclude nor limit the application of national and EU competition legislation, which continue to apply in their entirety.

On the Issues of Termination and Damages, the Concession Agreement provides the following:

- any party may apply for termination to the arbitral tribunal established by the Treaty in case of exceptional circumstances, such as war, invasion, nuclear or natural disasters. In such event, no compensation is due to the Concessionaires, however the Governments may pay them an amount which takes into account any financial benefit accruing to the Governments from such termination;
- either Principal can terminate on the grounds of national defence, in which case the Concessionaires may claim compensation in accordance with the Treaty. The Treaty provides that that the Concessionaires shall be eligible for compensation as provided for by the laws of the State concerned;
- either Principal can terminate on the grounds of fault of the Concessionaires. Fault is defined in the Concession Agreement as a particularly serious default of the obligations, or their ceasing to operate the Channel Fixed Link. The Principals may give notice to the Concessionaires and the Lenders and give them between 3 and 6 months to remedy the default. If the default has not been remedied within such time frame the Principals may terminate the Concession Agreement, but shall first give the Lenders the opportunity to exercise their right of substitution (see "On the Issue of Taxation" below); and
- for any termination by the Principals, not in accordance with the Concession Agreement, the Concessionaires shall be entitled to compensation for aggregate net loss actually suffered, reasonably foreseeable as a direct consequence of such termination at the date thereof, which will include damage suffered and loss of profits.

On the Issue of Penalties, the Concession Agreement provides that:

- any breach by the Concessionaires of their contractual obligations under the Concession Agreement entitles the Principals to an agreed penalty as their sole remedy under the Concession Agreement. As soon as a breach of the Concessionaires' obligations has come to the attention of the IGC, the IGC will give written notice to the Concessionaires specifying the nature and subject of such breach. After hearing the Concessionaires, the IGC may give the Concessionaires notice to remedy the breach within a period of not less than thirty days. In the event of the breach not being remedied within this time frame, penalties will apply. Such a penalty is imposed by the IGC at a daily rate between € 10,000 and € 100,000, 1986 value, for each day the breach continues.

On the Issue of Taxation, the Concession Agreement provides that:

- fiscal and customs matters will be dealt with by the United Kingdom and France in accordance with the Treaty. If there are any changes in tax and customs laws with a possible discriminatory effect against the Channel Fixed Link, the State in question will be prepared to consider the issue with the Concessionaires. All duties and taxes levied are liabilities of the Concessionaires and are applied according to national law; and

- for the period between 2052 and 2086, Eurotunnel will be required to pay to the Governments a total annual sum, including all forms of corporation tax, equal to 59 per cent. of pre-tax profits.

The Concession Agreement further provides that assignment of the Concession Agreement or any of its rights thereunder by either Concessionaire is permitted with the consent of the Principals. The Lenders can substitute new concessionaires for the existing Concessionaires, in the event of: (i) a failure by the initial Concessionaires to make any required payment under the financing agreements (as defined in the Agreement Among Lenders) within a stated grace period; (ii) it being apparent that the Concessionaires have insufficient funds to meet the estimated costs of construction or operation of the Channel Fixed Link, together with associated financial costs; (iii) it being apparent that there will be a material extension of the maturity date for repayment of the Lenders; or (iv) abandonment of the Channel Fixed Link, insolvency, liquidation, enforcement of security by other creditors and related events.

Disputes relating to the Concession Agreement are to be submitted to arbitration in accordance with the Treaty, with recourse to principles of international law, the rules of equity and the rules of English or French law, where necessary for the implementation of particular obligations under English or French law.

2. The Railway Usage Contract

The Railway Usage Contract (or "RUC") was entered into on 29 July 1987 among CTG, FM and the Railways. The RUC governs the relationship between Eurotunnel and the Railways and provided the basis upon which the Railways will use the System until the initial expiry date of the RUC in 2052.

The RUC sets out conditions upon which the Concessionaires would permit trains of the Railways to pass through the Channel Fixed Link from the commencement date until 2052 and the conditions upon which the Railways would provide certain railway infrastructure.

Under the RUC, the Railways are entitled to up to 50 per cent. of the capacity of the System per hour in each direction, until 2052.

Use of the Tunnel by the Railways is governed by the RUC. Under the RUC, the Railways are required to pay to Eurotunnel usage charges comprising a fixed annual charge plus variable charges determined by reference to the number of Eurostar passengers and tonnes of rail freight passing through the Tunnel. The variable charges are determined by reference to a toll formula which applies for the term of the contract and which takes into account inflation and volume-related adjustments when certain volume thresholds are exceeded. During the period until the end of November 2006, the Railways are required to make additional monthly payments to Eurotunnel to bring Eurotunnel's revenues under the contract to a specified minimum level, the Minimum Usage Charge (or "MUC"). The Railways are also required to pay a contribution to Eurotunnel's operating costs. A substantial majority of Eurotunnel's revenues from Railway Services, which in 2001 was £211 million, is attributable to the usage charges referred to above.

The Railways and Eurotunnel meet regularly to exchange information relating to the preparation of traffic forecasts. Under the terms of the RUC, the Railways provide Eurotunnel with six year traffic forecasts on an annual basis. According to the RUC, the traffic forecast must have a 50 per cent. probability of being exceeded.

As to operating costs, the RUC provides that the Railways shall pay to the Concessionaires, in respect of each reference period, a provisionally estimated amount in respect of the Railways' operating costs contribution for that reference period. The amount to be paid, if agreed upon, will be equal to the amount of the Railways' estimated costs contribution or, in the absence of agreement, by way of a formula set out in the RUC. The payments are subsequently adjusted on the basis of actual operating costs (see "Railways Dispute" in Section 3 of this Part VII below).

The RUC is governed by French law.

Since the RUC was entered into, the Railways and Eurotunnel have met regularly through joint operating, commercial and accounting groups, which report to a steering group comprising representatives of the Railways and Eurotunnel.

As part of the British railway privatisation, the British Railways Board (or "BRB") has entered into back-to-back agreements with certain entities to whom BRB has purported to delegate the performance of its obligations to Eurotunnel, including Railtrack plc, EWS and Eurostar (UK) Ltd. As part of the agreement with the Governments for the extension of the Concession Agreement to 2086, Eurotunnel agreed to co-operate with the companies to which the performance of these obligations has been delegated,

in order to develop freight and passenger services. Notwithstanding this delegation, the contractual obligations under the RUC, including payment obligations under the RUC, remain with BRB.

3. Litigation

French Investigation

History

In October 1994, a formal complaint was made in France in relation to alleged insider dealing and manipulation of Eurotunnel's share price in the context of its 1994 rights issue, following which a French criminal investigation was commenced.

In August 1995, Eurotunnel made an application to become involved in the above investigation as a co-plaintiff (*partie civile*). As such, Eurotunnel has certain rights in relation to the investigation, including the right to make certain representations to the investigating magistrate.

In April 2000, the investigating magistrate notified, *inter alia*, one former director of Eurotunnel that she was placing him under investigation for allegedly revealing confidential information to third parties against whom insider dealing had been alleged.

A separate series of complaints was filed during spring and autumn 1997. These alleged the misuse of company assets, the presentation and publication of inaccurate accounts and, mainly in the context of the above rights issue, the dissemination of false or misleading information and the publication of false information with a view to obtaining subscriptions or payments.

In April 2000, the investigating magistrate notified four former and two then current but now former executive directors of Eurotunnel, all of whom were directors of Eurotunnel at the time of the alleged offences, that she was placing them under investigation for:

- (in respect of each of the individuals) allegedly misusing company assets (on the basis of the receipt of remuneration which was allegedly excessive in view of the then financial situation of Eurotunnel, and, in the case of one of the individuals, on the basis of the payment of remuneration to a company of which he was a director); and
- (in respect of three of the individuals) allegedly presenting inaccurate annual audited accounts (in 1993 and 1994), and allegedly disseminating in 1993 and 1994 false or misleading information on Eurotunnel's prospects of a nature likely to affect its share price.

In a press release dated 17 May 2000, the non-executive Directors of the Eurotunnel Joint Board unanimously rejected the allegations made against the individuals placed under investigation and confirmed their full support for and confidence in the individuals concerned.

Eurotunnel understands that all of the individuals who are currently under investigation, none of whom is currently a member of the Joint Board of Eurotunnel, are vigorously defending themselves against the alleged offences covered by the investigation.

Implications for Eurotunnel

Eurotunnel itself is not the subject of any criminal investigation. Furthermore, by virtue of French criminal law, no member of the Eurotunnel Group could, in the future, be investigated or held criminally liable for any of the alleged offences mentioned above. However, the possibility cannot be ruled out that civil proceedings in respect of certain of the offences mentioned above might in the future be brought against Eurotunnel.

Railways Dispute

Under the Railway Usage Contract between the Railways and CTG and FM, the Railways are required to bear a proportion of the operating costs of the Group in each year. The basis upon which this contribution is calculated is set out in detail in the RUC. The Railways have commenced arbitral proceedings under the auspices of the International Chamber of Commerce in respect of the calculation of the contribution for financial years ended 31 December 1997 and 1998. On the advice of its legal advisers, Eurotunnel is challenging the right of the Railways to commence arbitral proceedings on the basis that the claim falls within the scope of certain other provisions of the RUC providing for determination of any dispute as to the amount of the contribution by an independent third party. Furthermore, the use of the third party determination provisions in respect of contributions for 1997 and 1998 would now be time barred.

The Railways have also requested the nomination of an independent third party under the third party determination provisions of the RUC in respect of the financial years ended 31 December 1999 and 31 December 2000. With regard to the 2000 financial year, Eurotunnel consider the Railways request to be time-barred and, therefore, unacceptable. Eurotunnel considers that it has properly applied the provisions of the RUC in calculating the Railways' respective shares of the operating costs.

In February 2002, the Railways unilaterally reduced their monthly provisional operating expenditure contribution by an amount equating to approximately £15 million for the full year. Eurotunnel considered such a reduction to be in breach of the RUC and challenged it, initially before the *Tribunal de Commerce* of Paris, which invited the parties to settle the dispute by way of arbitration under the auspices of the International Chamber of Commerce. On 26 April 2002, the arbitral tribunal ordered the Railways to pay to Eurotunnel the full amount of their provisional contributions to its 2002 operating costs. This decision is not subject to appeal.

PART VIII

ADDITIONAL INFORMATION

1. Responsibility statement

The Directors, whose names are set out in Section 5 below accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Corporate structure

The legal structure of the Group is set out below:

Eurotunnel's corporate structure



EUROTUNNEL SA
EUROTUNNEL PLC
100%
100%
100%
100%
100%
100%
Cheriton Resources 1 Ltd
Cheriton Resources 2 Ltd
Cheriton Resources 3 Ltd
Cheriton Resources 5 Ltd
Cheriton Resources 6 Ltd
Cheriton Resources 7 Ltd
99.96%
100%
21%
79%
100%
100%
100%
France Manche SA
Eurotunnel Finance Limited
The Channel Tunnel Group Limited
Eurotunnel Developments Limited
Cheriton Leasing Ltd
25%
100%
100%
75%
Cheriton Resources 10 Ltd
Cheriton Resources 11 Ltd
0.04%
100%
Europorte SAS
Eurotunnel Services Limited
Le Shuttle Holidays Limited
99.96%
0.04%
100%
100%
100%
Eurotunnel Participations 1 SAS
Eurotunnel Participations 2 SAS
Eurotunnel Trustees Limited
Gamond Insurance Company Limited
Orbital Park Limited
20%
10%
30%
10%
10%
20%
Eurotunnel Services GIE

Eurotunnel plc and Eurotunnel SA are the ultimate holding companies for the Group and their shares are listed in the form of Units (comprising one share in each company) on the London Stock Exchange, Euronext Paris and Euronext Brussels. The Concession to operate the Tunnel is held jointly by The Channel Tunnel Group Limited and France Manche SA, which carry on business in partnership under the name "Eurotunnel". The Group has, to date, made drawings of loan finance through Eurotunnel Finance Limited and France Manche SA. Eurotunnel Developments Limited is responsible for non-operational property development in the UK. Gamond Insurance Company Limited is a captive insurance company registered in Guernsey whose sole purpose is to provide the Group with terrorism insurance, reinsuring itself entirely with Pool Re and is a wholly owned subsidiary of The Channel Tunnel Group Limited. The business of Eurotunnel Services Limited and Eurotunnel Services GIE is the employment of staff throughout Eurotunnel. Three French companies (*Sociétés par actions simplifiées*) called Eurotunnel Participations 1, Eurotunnel Participations 2 and Europorte, which were set up by Eurotunnel SA and France Manche SA for the purposes of certain proposed financial transactions, have not traded to date. Cheriton Resources 1 and 7 have not yet traded. Cheriton Resources 2 and Cheriton Resources 6 are investment companies. Cheriton Resources 3, Cheriton Resources 5, Cheriton Resources 10, Cheriton Leasing and Cheriton Resources 11 are leasing companies. Le Shuttle Holidays Limited, formerly a UK package tour operator, ceased to trade during 1998.

3. Share capital, warrants and options

3.1 Share capital of EPLC and ESA

3.1.1 The authorised and issued share capital of EPLC as at the date of this document:

	Authorised		Issued and fully paid	
	Number	£	Number	£
Ordinary shares of 1p	5,587,416,659	55,874,167	2,084,247,892	20,842,479

3.1.2 The issued share capital of ESA as at the date of this document:

	Issued and fully paid	
	Number	€
Ordinary shares of €0.15	2,084,247,892	312,637,184

3.1.3 The Directors are not authorised to make any further issue of shares other than pursuant to the redemption of the Equity Notes, the exercise of 2003 Warrants or the exercise of options described in this document. No resolutions authorising the buy-back of Units have been passed by Unitholders.

3.1.4 The existing ordinary shares of EPLC and ESA are listed in the form of Units on the Official List, the Premier Marché of Euronext Paris and the Premier Marché of Euronext Brussels and are in registered or bearer form and are capable of being held in registered uncertificated form. In addition Eurotunnel has a sponsored American Depositary Receipt ("ADR") programme with Citibank, N.A. as depositary. Each ADR represents two Units. The ADRs are not listed in the United States and trade only on the over-the-counter market in New York.

3.2 Issue of New Units

3.2.1 At the EPLC AGM, special resolutions will be proposed, *inter alia*:

For the purposes of the Redemption Offer (i) to authorise the Directors pursuant to section 80 of the Companies Act to allot relevant securities (within the meaning of section 80(2) of the Companies Act) up to an aggregate nominal amount of £4,616,232.30, such authority to expire on 31 March 2003, and to enable the Directors to allot relevant securities after that date in pursuance of an offer or agreement entered into prior to such date; and (ii) to empower the Directors to allot equity securities (as defined in section 94(2) of the Companies Act) for cash as if section 89(1) of the Companies Act (statutory pre-emption rights) did not apply to the allotment, such power being limited to the allotment of equity securities up to an aggregate

nominal amount of £4,616,232.30 and expiring on 31 March 2003, but so that the Directors will be able to allot equity securities after such date in pursuance of an offer or agreement entered into prior to such date.

3.2.2 At the ESA CGM, the following extraordinary resolutions, produced below in summary form, will, *inter alia*, be proposed:

For the purposes of the Redemption Offer, to authorise the Board to issue a maximum of 461,623,230 shares in ESA in respect of the redemption of Equity Notes, such authority to constitute, for the benefit of holders of Equity Notes, an automatic waiver by ESA shareholders of their preferential subscription rights for the shares to be issued upon presentation of the Equity Notes, and to confer upon the Board all necessary powers to implement this authority. In accordance with the twinning principle, the issue of the ESA shares is conditional upon the issue by EPLC of the same number of EPLC shares. This authority replaces the authority granted pursuant to the 13th resolution passed by the ESA combined general meeting on 6 May 1999.

3.3 Issue price

The ordinary shares in EPLC and ESA comprising the New Units will be issued fully paid, with 1p nominal value and 68.31p premium paid up on each ordinary share in EPLC and €0.15 nominal value and €0.90 premium paid up on each ordinary share in ESA. The principal amounts outstanding on the Equity Notes of holders who accept the Redemption Offer (not including any entitlements to deferred or accrued interest (whether in cash or by the issue of Stabilisation Notes) attaching to the Notes) will be applied in paying up the nominal values and premiums on the shares comprising the New Units.

3.4 Options and warrants

3.4.1 Share options

A share option scheme was approved at the extraordinary general meeting of EPLC and ESA held on 23 May 1991 enabling eligible employees of the Eurotunnel Group, including executive Directors to be granted options to subscribe for Units. These authorities expired in 1996. On 6 May 1999, new French and UK share option schemes were approved at the annual general meetings of EPLC and ESA enabling eligible employees of the Eurotunnel Group to subscribe for Units. A Save-As-You-Earn ("ShareSave") Scheme reserved for UK employees was also approved. The authority to grant options under these schemes will expire in 2004. The exercise price of options granted under these schemes must be not less than the market price of the Unit on the day before grant, or the average market price of the Unit over the 20 dealing days before grant. The exercise price of options granted under the ShareSave Scheme must be not less than 80 per cent. of the market price of the Units on the day before grant, or of the average market price of the Unit on the 20 dealing days before grant.

As at the date of this document, outstanding options, which were granted for nil consideration, give the right to subscribe for an aggregate of 44,916,110 Units as follows:

Date of grant	Number of outstanding options	Exercise Price[2] £	€	Exercise period
6 November 1992	358,373	2.40	3.10	06.11.1997 — 05.11.2002
13 July 1994	267,917	2.24	2.91	13.07.1998 — 12.07.2004
24 November 1994	47,601	2.05	2.56	24.11.1998 — 23.11.2004
11 April 1995	403,848	1.81	2.23	11.04.1999 — 10.04.2005
18 June 1999	7,789,265	0.95	1.46	18.06.2002 — 17.06.2009
17 September 1999[(1)]	4,917,952	0.73	—	01.11.2004 — 30.04.2005
24 November 1999	6,351,000	0.81	1.27	24.11.2002 — 23.11.2009
31 March 2000[(1)]	1,651,040	0.61	—	01.05.2005 — 31.10.2005
31 March 2000	4,596,275	0.76	1.24	31.03.2003 — 30.03.2010
16 March 2001[(1)]	2,874,448	0.62	—	01.05.2006 — 31.10.2006
16 March 2001	5,809,609	0.77	1.26	16.03.2004 — 15.03.2011
1 May 2002[(1)]	3,209,159	0.54	—	01.06.2007 — 30.11.2007
1 May 2002	6,639,623	0.67	1.09	01.05.2005 — 30.04.2012
Total	44,916,110			

Notes

1 Granted under ShareSave Scheme.

2 Subject to adjustments.

3.4.2 2003 Warrants

In February 1998, a bonus issue of 919,553,419 2003 Warrants was made to Unitholders on the basis of one 2003 Warrant for each Unit held on the relevant record date. As a result of the adjustment made following the 1999 rights issue, three 2003 Warrants currently entitle the holder to subscribe for 1.02 Units at a price per Unit of £0.6667 and €1.00. The 2003 Warrants became exercisable from 1 July 1998 and expire on 31 October 2003. As at 31 December 2001 there were 919,070,067 2003 Warrants outstanding, giving an entitlement to subscribe for a total of 312,483,822 Units. The 2003 Warrants are listed on the London Stock Exchange, Euronext Paris and Euronext Brussels.

3.4.3 Equity Notes

The terms of the Equity Notes are summarised in Section 5 of Part VI. As at 24 May 2002, the latest practicable date prior to publication of this document, there were 457,052,703 Equity Notes outstanding pursuant to which a total of 461,623,230 new Units may be issued.

3.5 Changes to the share capital since 31 December 1996

The following tables show the total issued ordinary share capital of each of EPLC and ESA on 31 December 1996 to 2001 and on 20 May 2002 (the latest practicable day prior to the publication of this document):

3.5.1 EPLC

Date	Total ordinary shares	Total nominal value (£)	Share premium (£)
31 December 1996	919,553,419	367,821,367	804,686,000
31 December 1997	919,553,419	367,821,367	804,686,000
31 December 1998 [(1)(2)]	1,688,784,219	16,887,842	621,764,000
31 December 1999[(4)]	2,083,597,339	20,835,973	825,057,000
31 December 2000[(5)]	2,083,676,484	20,836,764	825,140,000
31 December 2001[(6)]	2,084,247,356	20,842,473	825,467,000
20 May 2002	2,084,247,892	20,842,479	825,467,000

3.5.2 ESA

Date	Total ordinary shares	Total nominal value	Share premium
31 December 1996	919,553,419	FRF9,195,534,190	FRF3,037,569,695
31 December 1997[3]	919,553,419	FRF919,553,419	FRF3,037,569,695
31 December 1998[1]	1,688,784,219	FRF1,688,784,219	FRF6,760,646,767
31 December 1999[4]	2,083,597,339	FRF2,083,597,339	FRF8,457,832,028
31 December 2000[5]	2,083,676,484	FRF2,083,676,484	FRF8,458,582,441
31 December 2001[6]	2,084,247,356	€312,637,103	€1,289,919,072
20 May 2002	2,084,247,892	€312,637,184	€1,289,919,528

Notes

(1) In April 1998, 769,230,800 Units were issued to certain of Eurotunnel's lenders pursuant to the Financial Restructuring, representing 45.5 per cent. of the enlarged share capital.

(2) On 29 January 1998, each issued EPLC ordinary share of 40p was sub-divided into and redesignated as one new ordinary share of 1 p and 39 deferred shares of 1 p each. The deferred shares, which were non-voting and had only minimal rights, were cancelled on 15 July 1998 in a reduction of capital sanctioned by the High Court under section 135 of the Companies Act.

(3) On 10 July 1997, the share capital of ESA was reduced by FRF 8,275,980,771 enabling the direct elimination of losses by a decrease in the par value of each ESA share from FRF 10 to FRF 1.

(4) In May 1999 144,698,901 new Units were issued upon the early redemption of a proportion of the Equity Notes. During 1999, 114,219 Units were issued on exercise of 2001 and 2003 Warrants. In December 1999, 250 million Units were issued on completion of a rights issue.

(5) 205 Units issued on exercise of options. 296 Units issued on exercise of 1991 Warrants. 18,145 Units issued on exercise of 2001 Warrants. 60,357 Units issued on exercise of 2003 Warrants.

(6) 541,873 Units were issued on exercise of 2001 Warrants and 28,999 Units issued on exercise of 2003 Warrants.

3.6 Rights attaching to ordinary shares of EPLC and ESA

3.6.1 Introduction

The rights of Registered Unitholders are governed, in the case of the EPLC shares comprised in the Units, by English law and the articles of association of EPLC and, in the case of the ESA shares comprised in the Units, by French law and the *statuts* of ESA. The rights of Bearer Unitholders are, in addition, governed, in the case of the EPLC shares comprised in the Units, by the terms adopted by the Board of Directors of EPLC by a resolution passed on 13 November 1987 (as amended on 3 June 1988 and 18 October 1990) and, in the case of the ESA shares comprised in the Units, by a resolution of the Board of Directors of ESA passed on 9 November 1987.

The following is a summary of those rights and should be read subject to the detailed provisions of the articles and the *statuts*, copies of which are available for inspection as mentioned in Section 14 of this Part VIII.

3.6.2 EPLC

a. Voting

Subject to disfranchisement of a member in the event of non-payment of any calls or other monies due and payable in respect of any share in EPLC or non-compliance with a notice requiring disclosure as to beneficial ownership, on a show of hands every member present at a general meeting in person or, in the case of a corporate member, present by its duly authorised representative (who need not himself be a member) shall have one vote, and, on a poll, each member present in person or by such representative or by proxy shall have one vote in respect of each share in EPLC held by him. Holders of Units in bearer form have to comply with certain additional administrative requirements before being entitled to vote.

b. Dividends

Subject to any special rights attached to any shares in EPLC issued in the future, the holders of shares in EPLC are entitled, *pari passu* amongst themselves, but in proportion to the amounts paid up in respect of the nominal value of the shares held by them, to share in the whole of the profits of EPLC distributed as dividends. The EPLC Directors may make arrangements for shareholders to receive dividends in currencies

other than sterling. The EPLC Directors may, in their discretion, fix any date as the record date for any dividend or distribution.

c. Return of capital on a winding-up

On a winding-up the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by the Companies Act 1985, divide among the members or vest in trustees for the benefit of members the whole or any part of EPLC's assets.

d. Transferability

No share in EPLC may be transferred unless the transferee also acquires the share in ESA which is twinned as a Unit with that share in EPLC. In the case of Units held in registered form, registration by EPLC and ESA of each share transfer must take effect at the same time. The instrument of transfer of shares in EPLC must be in the usual form or any other form approved by the EPLC Directors. The instrument of transfer of EPLC shares must be executed by or on behalf of the transferor and, if the shares in EPLC being transferred are not fully-paid, also by or on behalf of the transferee. In the latter case, the EPLC Directors may decline to register any such transfer. In the case of Units held in bearer form, a bearer certificate entitles the bearer to the shares in EPLC and ESA specified in it. Title to direct bearer certificates (including the set of numbered coupon(s) attached thereto) will pass by delivery. Dealings in Units in bearer form held through Euroclear France S.A. or an affiliated institution will be recorded in the books of Euroclear France S.A. and, in the latter case, those of the affiliated institution also. In the event of any doubt or dispute as to the identity of the persons ultimately benefiting from the entry in the books of Euroclear France S.A. in respect of such Units, EPLC and ESA will recognise Euroclear France S.A. or the persons designated by Euroclear France S.A. for these purposes.

e. Unclaimed dividends

Any dividend unclaimed after a period of 12 years from the date when it became due for payment may be forfeited in favour of EPLC.

f. Borrowing powers

The EPLC Directors may exercise all the powers of EPLC to borrow money and to mortgage or charge the whole or any part of its undertaking, property and uncalled capital and, subject to the provisions of the Companies Act and of the articles of EPLC and subject to the provisions of the Credit Agreement, to issue debentures, debenture stock and other securities either outright or as security for any debt, liability or obligation of EPLC or of any third party.

g. Notices

A registered shareholder whose registered address is not within the UK or France but who gives to EPLC an address within the UK or France at which notices are to be given to him shall be entitled to have notices given to him at that address, but otherwise no such member shall be entitled to receive any notice from EPLC. In respect of the bearer shares, notices are to be given by way of newspaper advertisement which shall be deemed to have been given on the day the advertisement is published or, if it is published more than once, on the day it is first published.

h. Alteration of EPLC Articles of Association

Amendments to the articles of association of EPLC are proposed to be adopted at the EPLC AGM. The purpose of these amendments is to permit Directors to participate in board meetings by video conference and to facilitate both the service of notices on Unitholders, and the lodging of proxies for general meetings, in electronic form. Minor changes are also proposed to reflect the coming into force of the Financial Services and Markets Act 2000 in place of the Financial Services Act 1986.

3.6.3 ESA

a. Voting

Subject to disfranchisement of a member in the event of non-payment of any calls or other monies due and payable in respect of any shares in ESA or by virtue of any legislative provisions or regulations or provisions of the *statuts* of ESA, every shareholder present at a general meeting in person or by proxy (being his spouse or another shareholder) or, in the case of a corporation member, present by its duly authorised representative or voting by post shall, subject to paragraph (f) below, have one vote in respect of each share in ESA owned. Under the *statuts* of ESA, rights attaching to ESA shares to vote at a general meeting of ESA vest in the holder of the life interest in such shares irrespective of the nature of the meeting.

b. Dividends

In accordance with article 30 of the *statuts* of ESA, the holders of shares in ESA are entitled to a share of the profits distributed by ESA as dividends *pro rata* to their rights in the share capital of ESA. The distributable profit is defined as the profit, if any, for the accounting reference period, reduced by any losses brought forward, reduced by any amounts transferred to reserves as required by French law (such as the legal reserve) or by the *statuts* and increased by any profits brought forward. In order to make the required transfer to the legal reserve, a deduction of at least 5 per cent. will be made from the annual profit (if any), as reduced by the amount of any losses brought forward; this deduction ceases to apply if the reserve is equivalent in value to one tenth of the value of the issued capital. The law requires such transfers to the legal reserve to be resumed in the event that the value of the reserve becomes less than one tenth of the value of the issued capital. The distributable profit, following any decision by a general meeting of shareholders to carry forward any profits or make transfers to reserves, shall be distributed to shareholders as dividends *pro rata* to their rights in the share capital of ESA. There is no fixed date on which the entitlement to any dividend or distribution arises; the shareholders in ordinary general meeting or the ESA Directors may fix a date on which dividends are payable (such date not being later than nine months after the close of the relevant financial year). A bearer shareholder has the same rights to dividends and other distributions as a registered shareholder. A direct bearer shareholder will be entitled to dividends and other distributions against surrender of the relevant coupon.

c. Return of capital on a winding-up

On a winding-up, with the approval of the shareholders in ordinary general meeting, the assets remaining after payment of the debts and liabilities of ESA and the costs of the liquidation shall, subject to any special rights attaching to any shares issued by ESA in the future, be applied in repaying to the holders of the shares the amounts paid upon such shares and any surplus shall be distributed amongst such holders according to the numbers of such shares held by them respectively.

d. Transferability

(1) No share in ESA may be transferred unless the transferee also acquires simultaneously the share in EPLC which is twinned as a Unit with that share in ESA and registration of the transfer by ESA and EPLC takes effect at the same time. ESA shares may be issued in either registered or bearer form. Transfers of shares in ESA in registered form are registered in the *registre de mouvements de titres* of ESA. Units dealt in on Euronext Paris are held in bearer form by Euroclear France S.A., and transfers are effected between the Euroclear France S.A. accounts of financial institutions affiliated with Euroclear France S.A., which act on behalf of holders of Units. ESA is entitled at any time to request that Euroclear France S.A. identifies persons holding their shares through the Euroclear France S.A. system. The additional statements relating to Units held in bearer form, and particularly with regard to Units held in direct bearer form, set out under EPLC in paragraph 3.6.2 (d) are also applicable to ESA.

(2) As long as a share in ESA is not fully paid up, it must be held in registered form and the shareholder, any intermediate transferee and the original subscriber are jointly and severally liable to pay any call in respect of that share until a period of two years has elapsed from the date on which the share transfer is registered in the shareholder's account.

e. Unclaimed dividends

According to French law, any dividend unclaimed after a period of five years from the date which it became due for payment shall be forfeited in favour of the French State.

f. Notices of general meetings

Notice of any general meeting of ESA and any proceedings of any such general meeting are given in accordance with French law and the *statuts* of ESA. In order to attend general meetings in person or by proxy (such proxy being either the shareholder's spouse or another shareholder) or to vote by post:

Registered shareholders must be entered on the register of members at least five days prior to the date of the meeting or any adjournment thereof; and

Bearer shareholders must ask an authorised intermediary bank to draw up and send to Credit Agricole Indosuez a certificate to the effect that their shares are immobilised at least five days prior to the date of the meeting or any adjournment.

However, the Directors may shorten these time periods. (The 2002 ESA CGM will be invited to amend the *statuts* so as to move the deadline for immobilisation from 5 days to 2 days prior to a meeting).

g. Alteration of ESA Statutes

The following is a summary of the amendments to the *statuts* of ESA proposed to be adopted at the ESA CGM.

The aim of the proposed amendments is to harmonise the statutes of ESA with both the new provisions of the law on commercial companies inserted into the French Commercial Code (*Code de Commerce*) and the new economic regulations introduced into French law. The latter notably allows the Board to separate out the functions of the Chairman (*président*) and the Chief Executive (*directeur général*) of French limited companies, to hold board meetings as video conferences and, if the Board so decides, to permit the use of electronic means of communication to cast votes in company meetings. The law extends the regime on regulated contracts to certain contracts entered into by a company with a shareholder who holds more than 5 per cent. of its capital or where the company controls such a shareholder. The law improves voting in meetings and the identification of shareholders represented by registered intermediaries. It reduces the maximum number of directors from 24 to 18.

In addition, the following amendments to the statutes are proposed: (i) bringing the statutes into line with the new provisions regarding the transfer of ownership of ESA shares included in the Units transferred via CREST, the United Kingdom regulated settlement system; (ii) giving the board the option of abolishing the holding of Units in bearer form; (iii) setting the maximum term of office of directors at 3 years (instead of 6 years); and (iv) setting the record date for participation in general meetings at 2 rather than 5 days prior to such meetings.

3.7 Notifiable interests

3.7.1 ESA

Pursuant to the statuts of ESA, any person acting independently or in concert who acquires a proportion amounting to 3 per cent. or more of the capital of ESA and thereafter each additional percentage point, whether acting directly or indirectly through one or more companies controlled by such a person as defined by section L.233-3 of the *Code de Commerce*, must notify ESA in writing of the total number of shares so held by way of a letter sent by recorded delivery within 15 days. Notification must similarly be made within the same time limit when any such holding falls below each integer percentage point over 3 per cent. or below 3 per cent.

Failure to comply with this requirement may result in the Units in question being deprived of their voting rights for a period of two years following the date on which such failure is corrected, upon the request of one or more Unitholders each with holdings of 3 per cent. or more.

3.7.2 EPLC

Pursuant to sections 198-210 of the Companies Act 1985, any person acting alone or in concert who acquires 3 per cent. or more in the capital of a public company must notify his holding to such company with two days. In certain circumstances prescribed by statute, depending upon the type of holding and person concerned, this threshold may be increased to 10 per cent.

Similar notification must also be made within 2 days when a holding falls below the threshold referred to above or when there is any change in a previously notified holding which nevertheless remains above 3 per cent. Pursuant to the Listing Rules of the UK Listing Authority, a company in receipt of a notice of the sort described above must relay the details of such a notice to the market by way of an announcement published on one of the Regulatory Information Services.

When a public company is notified or has reasonable cause to believe that any person may have a notifiable interest as described above it may require such a person to provide details of his holding pursuant to section 212 of the Companies Act 1985. The articles of association of EPLC provide that any Unitholder failing to respond to such a request shall, in the absence of a contrary resolution of the Board, be deprived of the right to vote at general meetings of EPLC.

3.8 Travel privileges

In September 1996, a travel privilege scheme was introduced. Unitholders holding a minimum of 1,000 Units in registered form for more than three months are entitled to a 30 per cent. discount on published full shuttle fares for three return journeys (or six single trips) per year. The scheme does not have any effect on the travel privileges granted at the time of Eurotunnel's offer for sale in 1987 and Eurotunnel's rights issue in 1990.

3.9 Price movements since 1 May 2000

3.9.1 Units

The following table shows the volume of Units traded on the London Stock Exchange and Euronext Paris and the highest and lowest market value of those transactions in each of the 24 months prior to the publication of this document.

	Volumes traded[1]		**London [2](p)**		**Paris[3] (€)**	
	London[2]	**Paris[3]**	**High**	**Low**	**High**	**Low**
May 2000	4,095	80,858	67.5	65.8	1.17	1.06
June 2000	20,785	63,298	67.5	59.8	1.09	0.94
July 2000	34,178	105,999	69.5	62.0	1.12	0.97
August 2000	5,307	29,576	66.8	62.8	1.08	1.01
September 2000	10,313	50,676	62.3	56.3	1.03	0.90
October 2000	60,342	115,301	65.0	59.0	1.13	0.97
November 2000	19,106	79,190	69.8	62.0	1.20	1.03
December 2000	94,161	71,016	69.3	60.5	1.14	1.02
January 2001	12,612	32,406	67.0	63.5	1.07	1.04
February 2001	48,797	52,768	69.8	66.3	1.12	1.04
March 2001	22,320	114,847	77.0	66.8	1.26	1.08
April 2001	20,562	77,920	79.5	71.5	1.27	1.16
May 2001	28,697	79,796	82.3	77.3	1.38	1.25
June 2001	24,239	52,976	81.3	71.0	1.38	1.16
July 2001	21,344	44,629	73.3	62.8	1.23	1.05
August 2001	12,571	24,651	65.3	64.0	1.09	1.02
September 2001	25,530	95,278	63.0	39.8	1.00	0.63
October 2001	20,571	81,442	50.5	44.0	0.83	0.69
November 2001	85,600	61,790	63.3	48.0	1.00	0.78
December 2001	83,091	63,100	71.0	60.3	1.15	0.96
January 2002	48,251	43,799	71.5	63.3	1.15	1.03
February 2002	46,282	45,777	64.5	56.0	1.07	0.91
March 2002	38,674	58,999	69.3	60.8	1.13	0.96
April 2002	30,179	50,098	71.0	63.0	1.17	1.01
May 2002[4]	27,375	38,316	64.5	61.8	1.04	0.98

(1) In thousands of Units.

(2) Source: London Stock Exchange Daily Official List from Thomson Financial Datastream.

(3) Source: Thomson Financial Datastream.

(4) During the period 1-23 May 2002, inclusive.

Brussels: The number of Units dealt in on Euronext Brussels in 2000 and 2001 was 10,292,578 Units and 7,589,156 Units respectively; the number of Units dealt in on Euronext Brussels between 1 January 2002 and 23 May 2002 (the latest practicable date prior to the publication of this document) was 59,174 Units.

3.9.2 2003 Warrants

The following table shows the volume of 2003 Warrants traded on the London Stock Exchange and Euronext Paris and the highest and lowest market value of those transactions in each of the 12 months prior to the publication of this document.

	Volumes traded[1]		London [3](p)		Paris[4] (€)	
	London[2]	Paris[2]	High	Low	High	Low
June 2001	295.0	11,800	2.00	2.00	0.07	0.05
July 2001	328.3	17,400	2.00	2.00	0.05	0.03
August 2001	364.7	4,460	2.00	2.00	0.04	0.03
September 2001	512.0	17,600	2.00	0.75	0.03	0.01
October 2001	271.8	9,240	0.63	0.63	0.03	0.02
November 2001	525.5	16,900	0.63	0.63	0.04	0.02
December 2001	766.1	21,200	0.63	0.63	0.03	0.02
January 2002	814.2	5,670	1.50	0.63	0.03	0.02
February 2002	632.0	17,100	1.63	1.50	0.02	0.01
March 2002	210.0	12,200	1.63	1.38	0.02	0.02
April 2002	388.0	31,800	1.50	1.50	0.03	0.02
May 2002[5]	227.1	7,830	1.50	1.50	0.03	0.02

(1) In thousands of warrants.

(2) Source: Bloomberg.

(3) Source: London Stock Exchange Daily Official List from Thomson Financial Datastream.

(4) Source: Thomson Financial Datastream.

(5) During the period 1-23 May 2002, inclusive.

3.10 Unit and 2003 Warrant price movements

The following table shows the closing middle market quotation on the London Stock Exchange for existing Units and 2003 Warrants (as derived from the London Stock Exchange Daily Official List) and the closing price of existing Units and 2003 Warrants on Euronext Paris on the first dealing day of each of the six months preceding the date of this document and on 23 May 2002, the latest practicable date prior to the publication of this document.

	Units		Warrants	
	London[1] p	Paris[2] €	London[1] p	Paris[2] €
November 2001	48.0	0.79	0.63	0.02
December 2001	61.8	0.96	0.63	0.03
January 2002	69.8	1.13	0.63	0.02
February 2002	64.5	1.07	1.50	0.02
March 2002	60.8	0.99	1.50	0.02
April 2002	68.8	1.11	1.50	0.02
23 May 2002	63.3	0.99	1.50	0.02

(1) Source: London Stock Exchange Daily Official List from Thomson Financial Datastream.

(2) Source: Thomson Financial Datastream.

3.11 Analysis of Unitholders at 31 December 2001

Classification	Number of Unitholders	Number of units held	Percentage of total Units held
Registered Unitholders			
Individuals	153,327	195,887,205	9.40
Trust	1,210	331,025,571	15.88
Banks or nominees			
Investment trusts	34	32,112,571	1.54
Insurance companies	28	169,644	8.14
Other companies	595	16,951,176	0.81
Pension trusts	14	4,562,632	0.22
Other corporate bodies	36	2,323,833	0.11
Sub-total	155,244	583,032,632	27.97
Bearer Unitholders			
Individuals	600,596	793,915,609	38.10
Limited companies	1,791	233,024,072	11.18
Foreign holders	664	402,774,513	19.32
Others	4,505	71,500,530	3.43
Sub-total	607,556	1,501,214,724	72.03
Total	762,800	2,084,247,356	100

Source: Computershare Services Plc and Crédit Agricole Indosuez.

4. Taxation

4.1 General

The statements in this Section are of a general nature based on Eurotunnel's understanding of current UK and French legislation and practice. The statements relate to the position of a person who is the absolute beneficial owner of his Units and any dividends paid in respect thereof where any dividends paid are regarded for United Kingdom taxation purposes as his own income (and not the income of some other person). The statements principally address the position of UK resident Unitholders. These statements may not apply to certain classes of persons, such as dealers. The tax position of Unitholders resident in France is addressed in the French *prospectus d'admission.*

Unitholders who are in any doubt as to their tax position and, in particular, any Unitholders who are not resident in the UK for UK tax purposes should consult their own independent professional adviser.

4.2 Dividends

4.2.1 Introduction

It should be noted that the following summary is based on current law and practice which may have changed by the time the first dividends are paid. No dividends have been paid as at the date of this document.

4.2.2 EPLC dividends: UK resident Unitholders

(1) No tax will be withheld by EPLC when it pays a dividend.

(2) A holder of Units who is resident for UK tax purposes in the UK and who receives a dividend from EPLC will generally be entitled to a tax credit of an amount equal to 1/9th of the cash dividend paid (or 10 per cent. of the aggregate of the net dividend and related tax credit). The net cash dividend received by an individual and the tax credit are both included in arriving at an individual's total income for UK tax purposes. The tax credit is then set against the individual's overall tax liability. Tax credits will generally not be payable, so holders of Units whose total tax

credits exceed their overall tax liability will not be entitled to a recovery in respect of the tax credit.

Holders of Units liable to income tax at the basic rate or at a rate which is lower than the basic rate will be liable to tax on dividend income at the rate of 10 per cent. This will mean that the tax credit in respect of a dividend from EPLC will discharge the income tax liability of an individual holder of Units who is not liable to income tax at a rate greater than the basic rate. Holders of Units liable to income tax at the higher rate will be liable to tax on dividend income received from EPLC at the rate of 32.5 per cent. so that a holder of Units who is a higher rate taxpayer will have further income tax to pay at a rate of 25 per cent. of the net dividend from EPLC.

A UK resident corporate holder of Units will not generally be liable to corporation tax on any dividend received from EPLC.

4.2.3 ESA dividends: UK resident Unitholders

(1) Under the UK/French double taxation convention, a holder of Units who (for the purposes of such convention) is a resident of the UK, who complies with the formalities required by the French tax authorities and who receives dividends from ESA in respect of which he is subject to tax in the UK, will generally be entitled to a payment in respect of the *avoir fiscal* (a French tax credit on dividends) to which he would have been entitled in respect of that dividend had he been resident (for tax purposes) in France and will be liable to French tax at a reduced rate of 15 per cent. (calculated by reference to the aggregate of the dividend and the *avoir fiscal*). Under the UK/French double tax convention, the *avoir fiscal* credit may not be refunded to certain UK companies which own more than a certain percentage of the share capital of ESA.

(2) In ascertaining a UK resident Unitholders' eventual liability to UK tax on a dividend received from ESA, credit will be given for any French tax withheld from it.

4.2.4 EPLC and ESA dividends: Unitholders not resident in the UK

(1) No tax will be withheld by EPLC when it pays a dividend. Subject to certain exceptions for Commonwealth citizens, citizens of the Republic of Ireland, residents of the Isle of Man or the Channel Islands, nationals of states which are part of the European Economic Area and certain others, the right of a holder of Units who is not resident in the UK to claim any part of the tax credit attaching to an EPLC dividend will depend upon the existence and terms of any double taxation convention between the UK and the country in which he is resident. At the current rates of tax credit to which an individual resident in the UK would be entitled (1/9th of the EPLC cash dividend paid, referred to above), no or virtually no entitlement to a payment under a double tax convention will arise. The right of a holder of Units who is not resident in the UK to claim any part of the tax credit (*avoir fiscal*) attached to an ESA dividend and to obtain a reduced rate of French tax (calculated by reference to the aggregate of the dividend and the *avoir fiscal*) will depend upon the existence and terms of any double taxation convention between France and the country in which he is resident.

(2) A holder who is not resident in the UK should consult his own advisers concerning his tax liability on dividends received.

4.3 Gift and death taxes

(1) Units in bearer form held in the UK, and such parts of Units in registered form as are attributable to shares in EPLC, are (subject to the terms of any appropriate double taxation convention) assets situated in the UK for the purposes of UK inheritance tax. A gift of such assets or the death of a holder of such assets may accordingly give rise to a liability to UK inheritance tax even if the holder is neither domiciled in the UK nor deemed to be domiciled in the UK.

(2) French inheritance duties may also be levied on the value of the part of the warrants of Units corresponding to ESA shares. Under the relevant UK/French double taxation convention an individual domiciled in the UK may credit French tax against a corresponding UK tax liability.

4.4 *Taxation of Noteholders*

Noteholders should consult their own independent professional adviser in respect of the UK taxation consequences (if any) which may arise to such Noteholders by reason of acceptance of the Redemption Offer.

4.5 *Issue and Transfer Taxes*

4.5.1 Introduction

The following is a summary of the relevant rules of stamp duty and stamp duty reserve tax ("SDRT"), which are UK taxes, and registration tax and stock exchange duty, which are French taxes, applicable to the issue of New Units and to subsequent transactions in them. Persons in any doubt as to the application of these taxes to transactions which they propose should consult their own independent professional adviser.

4.5.2 Issue of New Units

(1) The issue of New Units in bearer form under the Redemption Offer will give rise to a liability to pay stamp duty at a rate of 1.5 per cent. of the market value of the New Units issued in bearer form. Additional information regarding the calculation of the value of New Units is contained in the letter to Noteholders dated 24 April 2002 referred to in Section 14 of this Part VIII. The stamp duty payable on an issue of Units in bearer form will be the liability of the holders of the Equity Notes.

(2) No stamp duty, SDRT, registration tax or stock exchange duty is generally payable in respect of the issue of New Units in registered form.

4.5.3 Transfer of Units

(1) Subject to paragraph (2) below, any agreement to transfer Units in registered form will generally give rise to a liability to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration.

(2) Where a transfer of Units in registered form is executed pursuant to a sale agreement, stamp duty will generally be payable at the rate of 0.5 per cent. of the amount of the consideration payable for the Units. If this stamp duty is paid within six years of the sale agreement to transfer the Units, this will discharge any liability to SDRT that might otherwise arise or have arisen.

(3) Where the transferee (or any other holder) of Units in registered form exchanges them for Units in bearer form (for example, in order to deal on Euronext Paris), stamp duty will be payable at the rate of 1.5 per cent. of the market value of the Units. This liability will be in addition to any liability to stamp duty incurred as described in paragraph (2) above.

(4) Neither SDRT nor stamp duty is payable on an agreement to transfer or the transfer (delivery or book entry) of Units in bearer form.

(5) Neither SDRT nor stamp duty is payable on the exchange of Units in bearer form for those in registered form.

(6) Stamp duty at the rate of 1.5 per cent., or SDRT at the rate of 1.5 per cent., of the value of Units in registered form will (subject to the reduced rate applicable where the transferor is a qualified dealer other than a market maker) be payable where they are transferred or (in these circumstances the charge being to SDRT only) issued into a clearance service or depositary receipt arrangement.

(7) Where SDRT is payable, the person liable to pay it is generally the person who agrees to acquire the securities concerned (or, where appropriate, the provider of clearance services or the issuer of depositary receipts). However, where securities are acquired (other than by a member of the London Stock Exchange) from a member of the London Stock Exchange or a qualified dealer, SDRT will generally be accounted for by the London Stock Exchange member or qualified dealer concerned.

(8) Where stamp duty is payable it will generally be paid by the transferee. The London Stock Exchange member will, however, account for stamp duty payable on transfers effected through it.

(9) French registration tax will be payable on a transfer of Units only if the transfer is documented by a written purchase and sale agreement executed in France in addition to any necessary transfer form. When applicable, French registration tax will be payable on the transfer at the rate of 1 per cent. of the price paid for the Units or, if higher, their actual value, provided that the amount of such duty cannot exceed €3,049.

(10) Transfers of Units effected through a stockbroker in France (which is compulsory for dealings on Euronext Paris) will attract French stock exchange duty. This duty, which is chargeable, where appropriate, both on any French stockbroker acting for the vendor and on any French stockbroker acting for the purchaser, is at the rate of 0.3 per cent. of the amount of the consideration unless the consideration exceeds €153,000, in which case this rate will be halved in respect of the excess, provided that a €23 rebate shall be applied to the amount of duty payable in respect of the relevant transaction and that the maximum amount of duty payable in respect of any transaction may not exceed €610. Such duty is not applicable to purchases and sales between non-French residents and, in the case of a transaction between a French resident and a non-French resident, is assessed only on the sale or purchase by the French resident.

5. Directors' and other interests

5.1 The Directors

Each of the Directors is a Director of EPLC and CTG and an administrateur or censeur (Director) of ESA and FM. The brief biographical details of the Directors (which include the names of all companies and partnerships outside the Group of which he or she has, at any time in the five years prior to the date of this document, been a director or partner, as appropriate (excluding subsidiaries of any company of which he or she is also a director), each of which is currently held unless stated otherwise) are as follows:

Charles Mackay (appointed on 17 October 1997):
Chairman of the Joint Board of Eurotunnel Group
Chairman: Eurotunnel plc, The Channel Tunnel Group Limited, TDG plc.
Deputy Chairman: Thistle Hotels plc.
Director: Eurotunnel SA, France Manche SA, Johnson Matthey plc.
Member of the Board of INSEAD.
During the five years prior to the publication of this document, Mr Mackay has been, but is no longer, a director of HSBC Holdings plc and a member of the Supervisory Board of Gucci Group N.V.

Richard Shirrefs (appointed on 1 January 2002):
Chief Executive: Eurotunnel Group, Eurotunnel plc, The Channel Tunnel Group Limited.
Président-Directeur Général: Eurotunnel SA, France Manche SA.
Director: Eurotunnel plc.
During the five years prior to the publication of this document, Mr Shirrefs has held no other directorships or partnerships.
Prior to becoming Chief Executive, Mr Shirrefs was the Chief Financial Officer of the Group.

Roy John Chapman (appointed on 8 December 1995):
Director: Eurotunnel plc, Eurotunnel SA.
Chairman: Consignia Pension Fund, AEA Technology Pension Fund.
During the five years prior to the publication of this document, Mr Chapman has been, but is no longer, a director of Halifax plc.

Michel Combes (appointed on 13 October 2000):
Director: Eurotunnel plc, Eurotunnel SA.
Directeur Général: Assystem SA.
During the five years prior to the publication of this document, Mr Combes has been, but is no longer, Executive Vice-President of the Nouvelles Frontières Group, and Executive Chairman of GlobeCast (a subsidiary of France Telecom).

Vivienne Cox (appointed on 1 July 2001):
Director: Eurotunnel plc, Eurotunnel SA.
Group Vice President, Integrated Supply and Trading, of BP plc.
Ms Cox is a director of various subsidiaries of BP plc.
During the five years prior to the publication of this document, Vivienne Cox has been, but is no longer, a member of the Executive Committee of BP Oil.

Yves Déjou (appointed on 17 October 1997):
Director: Eurotunnel plc, Eurotunnel SA.
Managing Director: ABX Logistics.
During the five years prior to the publication of this document, Mr Déjou has been, but is no longer, a director of Danzas SA and Groupe Dubois.

Keith Graeme Edelman (appointed on 8 December 1995):
Managing Director: Arsenal Holdings plc.
Director: Eurotunnel plc, Eurotunnel SA and Glenmorangie plc.
During the five years prior to the publication of his document, Mr Edelman has been, but is no longer, Chief Executive of Storehouse PLC.

Christopher Edward Wastie Green (appointed on 8 December 1995):
Chief Executive: Virgin Trains.
Director: Eurotunnel plc, Eurotunnel SA.
During the five years prior to the publication of this document, Mr Green has been, but is no longer, a director of Connex Rail Limited and GIBB Limited.

Philippe Ernest Georges Lagayette (appointed on 5 February 1993):
Président-Directeur Général: JP Morgan et Cie SA.
Managing Director and Chairman of the Paris Management Committee of JP Morgan Chase Bank.
Director: Eurotunnel plc, Eurotunnel SA, La Poste.
Member of the Supervisory Board: Pinault Printemps Redoute, Club Méditerranée.
During the five years prior to the publication of this document, Mr Lagayette has been, but is no longer, Chief Executive of Caisse des Dépôts et Consignations, Crédit National, Dexia France, Morgan Guaranty Trust and Crédit Local de France Holding.

Charles Joseph Nicholas Petruccelli (appointed on 27 June 1996):
President: Global Travel Services, American Express Company; American Express Carte France; Havas Voyage American Express.
Director: Eurotunnel plc, Eurotunnel SA.
During the five years prior to the publication of this document, Mr Petruccelli has been, but is no longer a director of various subsidiaries of American Express and of Société Française du Chèque de Voyage (SFCV).

Christopher Samuel Tugendhat, Lord Tugendhat (appointed on 10 June 1991):
Chairman: Lehman Brothers Europe Limited.
Director: Eurotunnel plc, Eurotunnel SA, Rio Tinto plc.
During the five years prior to the publication of this document, Lord Tugendhat has been, but is no longer, Chairman of Abbey National Plc and Blue Circle Industries PLC.

Baron Guy Charles Marie de Wouters d'Oplinter (appointed on 4 October 1989):
Président: Compagnie Financière de la Trinité SA.
Director: Eurotunnel plc, Eurotunnel SA, CGIP SA, Marine Wendel SA, Cap Gemini Ernst & Young.
Member of the Supervisory Board: Alpha Ventures.
President of the Supervisory Board: Alpha Associates SA, Alpha Développement Finance, Orange-Nassau Groep BV.
During the five years prior to the publication of this document, Baron de Wouters has been, but is no longer, a director of Crown Cork and Seal (USA) and Valéo.

Company Secretary: David Leonard (appointed on 19 October 1998)

None of the directors listed above has:

(a) any unspent convictions in relation to indictable offences;

(b) been subject to any bankruptcies or individual voluntary arrangements;

(c) been subject to any receiverships, compulsory liquidations, creditors voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with his or her creditors generally or any class of his or her creditors of any company of which he or she was a director with an executive function at the time of or within the 12 months preceding such events;

(d) been subject to any compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where he or she was a partner at the time of or within the 12 months preceding such events;

(e) been subject to any receiverships of any asset belonging to him or her or of a partnership of which he or she was a partner at the time of or within the 12 months preceding such event; and

(f) been the subject of any public criticisms by statutory or regulatory authorities (including designated professional bodies) or been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

5.2 Directors' interests in securities of the Group

As at 24 May 2002 (the latest practicable date prior to the publication of this document), the interests (all of which were beneficially held) of the Directors and of any persons connected with them (within the meaning of section 346 of the Companies Act) the existence of which are known to, or could with reasonable diligence be ascertained by, the relevant Director in securities of the Group which are required to be notified by such Director (or would if each such connected person was a Director) pursuant to section 324 to 328 of the Companies Act or which are required to be entered into the register of Directors' interests maintained under section 325 of that Act, are as follows:

	Units	Options	2003 Warrants
R Chapman	20,000	—	5,000
M Combes	1,400	—	—
V Cox	1,000	—	—
Y Déjou	10,681	—	150
K Edelman	4,544	—	4,001
C Green	17,387	—	7,301
P Lagayette	11,366	—	48,001
C Mackay	114,086	—	—
C Petruccelli	9,152	—	5,001
R Shirrefs	155,941	1,673,825	203,000
C Tugendhat	11,887	—	5,522
G de Wouters	1,818	—	1 ,600

5.3 Emoluments

5.3.1 The aggregate fees paid to the non-executive Directors for the year ended 31 December 2001 was the equivalent of £271,851. The aggregate remuneration paid and benefits in kind granted, including pension contributions and deferred bonuses, to the executive Directors by members of the Group for the year ended 31 December 2001 was £757,282.

5.3.2 It is estimated that under the arrangements in force at the date of this document, the aggregate remuneration (excluding bonuses (see Section 7 of this Part VIII)) payable to the Directors by members of the Group for the current financial year will not exceed the equivalent of £780,000 (including non-executive Directors' fees of £265,000, the Chairman's salary of £190,000, and contributions to the Chairman's personal pension plan) (at an exchange rate of £1: €1.63).

5.3.3 Directors' Remuneration

The following table sets out the Directors' remuneration, benefits in kind and other emoluments for the financial years ended 31 December 2000 and 2001.

	Year ended 31 December 2001							Year ended 31 December 2000	
	Salaries	Fees	Benefits in kind	Bonus	Payment in respect of early termination of service agreement	Total emoluments excl pension contributions	Pension Contributions	Total emoluments excl pension contributions	Pension contributions
(AMOUNTS IN £)									
Executive Directors									
P. Ponsolle	—	—	546	—	—	546	—	840	—
G.-C. Chazot	—	—	—	—	—	—	—	665,305*	59,048
P. Lazare	221,395	—	7,874	—	240,532	469,801	12,285	38,219	1,836
Non-executive Directors									
R.J. Chapman	—	24,500	—	—	—	24,500	—	24,500	—
V. Cox	—	9,000	—	—	—	9,000	—	—	—
K. Edelman	—	28,000	—	—	—	28,000	—	25,000	—
C. Green	—	26,500	—	—	—	26,500	—	25,500	—
C. Mackay	129,833	31,944	—	—	—	161,777	23,846	100,000	—
Sir Robert Malpas	—	—	—	—	—	—	—	20,853	—
Lord Tugendhat	—	23,000	—	—	—	23,000	—	22,000	—
Total in £	351,228	142,944	8,420	—	240,532	743,124	36,131	922,217	60,884
(AMOUNTS IN €)									
Executive Directors									
P. Ponsolle	162,612	—	602	—	—	163,214	34,089	587,212	106,714
G.-C. Chazot	—	—	—	—	—	—	—	17,074	—
Non-executive Directors									
C. Cambier	—	39,911	—	—	—	39,911	—	38,486	—
M. Combes	—	35,635	—	—	—	35,635	—	4,524	—
Y. Dejou	—	28,508	—	—	—	28,508	—	32,784	—
P. Lagayette	—	31,359	—	—	—	31,359	—	22,806	—
R. Lion	—	—	—	—	—	—	—	29,724	—
C. Petruccelli	—	31,359	—	—	—	31,359	—	28,508	—
Baron de Wouters	—	43,475	—	—	—	43,475	—	40,624	—
Total in €	162,612	210,247	602	—	—	373,461	34,089	801,742	106,714
Total (expressed in £)	450,929	271,851	8,789	—	240,532	972,101	57,032	1,414,180	126,366

*Including £298,413 in respect of early termination of service agreement.

5.4 Service contracts

5.4.1 Charles Mackay has a service agreement with Eurotunnel Services Limited dated 26 April 2001, terminable by either party upon twelve months written notice. Mr. Mackay receives a current annual salary of £190,000 and is entitled to contributions to a personal pension plan.

5.4.2 Richard Shirrefs has a service agreement with Eurotunnel Services Limited dated 1 January 2002, terminable by either party upon twelve months written notice. Mr. Shirrefs receives a current annual salary of £275,000 and is entitled to a company car, private health insurance and pension benefits and to participation in the bonus scheme referred to in Section 7 below.

5.5 Loans and guarantees and transactions

5.5.1 There are no outstanding loans granted by any member of the Group to any of the Directors and no guarantees provided by any member of the Group for the benefit of any of the Directors.

5.5.2 No Director has or has had any interest in any transactions which are or were unusual in their nature or conditions or are or were significant to the business of the Group and which were effected by any member of the Group in the current or immediately preceding financial year or which were effected during an earlier financial year and which remain in any respect outstanding or unperformed.

5.6 Directors' addresses

The business addresses of the Directors are, in respect of EPLC, Cheriton Parc, Cheriton High Street, Folkestone, Kent CT19 4QS and, in respect of ESA, 140-144 boulevard Malesherbes, 75017 Paris.

5.7 *Other interests in Units*

The Directors are aware of the following persons who are directly or indirectly interested in 3 per cent. or more of the combined share capital of ESA and EPLC:

- 7.64 per cent. Merrill Lynch Investment Managers Limited*
- 6.45 per cent. Oppenheimer Funds Inc.*
- 4.6 per cent. Finama Asset Management*

*percentages are approximate; all holdings are held on behalf of discretionary clients.

Save as disclosed above, the Directors are not aware of any person who, directly or indirectly, is interested in 3 per cent. or more of the Units issued and are not aware of any person or persons who, directly or indirectly, jointly or severally, exercises or could exercise control over Eurotunnel.

5.8 *Details of Options Granted*

During 2001, Philippe Lazare (a former director of EPLC and ESA) was granted 575,052 options to be exercised by 30 June 2002 at a price of £0.77 per Unit. No such options have been exercised as at 31 December 2001. No other options were granted during 2001 to any person who was during that year a director of EPLC and ESA.

During the course of 2001, the ten highest remunerated employees of the Group (excluding Directors) were granted a total of 1,565,779 options at an average exercise price of £0.77 in relation to 1,161,075 of them and €1.26 in relation to 404,704. 255,276 of the above options exercisable at an average price of £0.77 have been granted to Richard Shirrefs during the course of 2001. On 1 May 2002, 820,895 options at an exercise price of £0.67 were granted to Richard Shirrefs.

6. Corporate Governance & Internal Control

6.1 *Corporate Governance*

The Board aims to adopt the best features of UK and French corporate governance practice and confirms that the Group applies the principles set out in the Combined Code of the Committee on Corporate Governance, published in June 1998, and the main recommendations of the Viénot Committee published in 1995 and 1999. The Group has been in compliance with all the provisions of the Combined Code throughout the year. The Board of Eurotunnel is made up of 12 Directors, of whom one is an executive Director. Except as stated below, all of the non-executive Directors are independent as defined by the Combined Code and the report of the Viénot Committee; this means that they have no management role in the Group, do not represent any major shareholders, and are free from any relationship, including relationships with significant and habitual business partners of the Group, which could materially interfere with their independent judgement. Charles Mackay, though non-executive, is deemed not to be fully independent because he has a UK service contract. All directors are subject to election by the shareholders at the first opportunity following their appointment, and thereafter to re-election at least once every three years. Vivienne Cox was appointed a member of the Board on 1 July 2001 and Richard Shirrefs on 1 January 2002. Philippe Lazare resigned as a Director and as Chief Executive of the Group on 31 December 2001. Richard Shirrefs was appointed in his place on 1 January 2002. The Board, which met 8 times in 2001 (with average attendance by Board members of 91 per cent.), operates within a structure in which the roles and responsibilities of the Chairman, the Chief Executive and the non-executive Directors are clearly established. In accordance with the Concession, the Board is ultimately responsible for the direction and management of the Eurotunnel Group. The Chief Executive is responsible for running the Eurotunnel Group within a framework set out by the Board. Certain matters are specifically reserved to the latter for decision, such as overall strategy, budgets, approval of major capital transactions and consideration of significant regulatory, operational and financial matters. The Board also follows the Combined Code's recommendation that there should be a senior independent non-executive director, other than the Chairman, to whom concerns can be conveyed if required. Until his appointment as Chairman in April 2001 this position was filled by Charles Mackay. The Board subsequently decided that it would be helpful, given the bi-national nature of Eurotunnel, if there were senior independent non-executive directors based in both the UK and France, and accordingly nominated Lord Tugendhat and Baron Guy de Wouters respectively. The Board has a number of committees.

The Audit Committee chaired by Baron Guy de Wouters — a non-executive Director — comprises four further non-executive Directors (Vivienne Cox, Keith Edelman, Philippe Lagayette and Charles

Petruccelli). The Audit Committee meets at least three times a year with the internal and external auditors, as well as management, to monitor the adequacy of the financial information reported to shareholders, to monitor the Group's internal controls and to provide a forum for communication between the Board and the internal and external auditors. In particular, the committee reviews the half year results and interim statement, and the full year results and the Annual Report and Accounts prior to their submission to the Board and considers any matters raised by the auditors. The Head of Internal Audit has direct access to the chairman of the Audit Committee. The committee met four times in 2001.

The Remuneration Committee, which is chaired by Roy Chapman, a non-executive Director, comprises five further non-executive Directors (Michel Combes, Keith Edelman, Philippe Lagayette, Lord Tugendhat and Baron Guy de Wouters) and reviews Eurotunnel's broad policy on executive remuneration and makes specific recommendations to the Board on the remuneration of the Chairman and the Chief Executive. Non-executive directors' remuneration is determined by the full Board within limits set out by the shareholders. The committee has access to independent external advice on remuneration matters in France and the UK. The committee met four times in 2001.

The Nomination Committee, which comprises the Chairman and the members of the Remuneration Committee, is responsible for making recommendations to the Board on all new Board appointments. The Committee met twice in 2001.

The Safety Committee, which is chaired by Chris Green — a non-executive Director — comprises four further non-executive Directors (Michel Combes, Vivienne Cox, Yves Déjou and Charles Petruccelli). The committee receives monthly reports and monitors the production of safety related documentation, the development of operating rules, and the organisation of safety and the safety of operations. The Safety Director has direct access to the chairman of the Safety Committee. The committee met four times in 2001.

The Chairman and the Chief Executive attend committee meetings as appropriate.

6.2 *Internal control*

As required by the Listing Rules of the UK Listing Authority, Eurotunnel has complied with the provisions on internal control contained in section 1 of the Combined Code of the Committee on Corporate Governance, by establishing the procedures recommended by the Turnbull Committee on Internal Control. These procedures have been in place throughout 2001 and are reported on below.

The Board is responsible for ensuring that the significant risks facing Eurotunnel, and the effectiveness of the system of internal control in managing those risks, are assessed at least annually; that failures of internal control are identified and remedial action taken; and that internal control and risk management are an integral part of Eurotunnel's operations.

The Group continually assesses the risks facing the business through its framework of Board and management committees. Clear responsibilities have been allocated for key areas such as insurable risks, treasury risk management, capital expenditure appraisal and data processing security. Other risks fall within the scope of the Audit, Remuneration and Safety Committees as appropriate. A formal process of identifying and assessing the significant risks faced by Eurotunnel is carried out each year. This assessment is reviewed by the Audit Committee (which consists of 5 non-executive members of the Board), and the most serious risks are reported to the full Board. The Internal Audit department conducts a regular review of the effectiveness of Eurotunnel's system of internal control in managing those risks; the Audit Committee receives update reports on this review at intervals through the year. Whenever Internal Audit identifies failures of internal control it reports on those failures, and agrees a programme of remedial action with local and senior management. The Executive Management Committee regularly reviews these management action plans, of which a summary is also presented to the Audit Committee. The Head of Internal Audit, who reports to the Chief Executive, has a direct line of communication to the chairman of the Audit Committee. At the end of each year, Internal Audit presents to the Board a review of the main control mechanisms within Eurotunnel, the corporate risk management process, and a summary of the information provided to the Audit Committee and the Executive Management Committee on major corporate risks. There is a comprehensive system of financial reporting to the Board, based on a three year plan, an annual budget, quarterly budget updates and monthly reporting of financial and operating results. Working capital movements and key operational performance indicators are continuously monitored and reported to the Board.

The Board recognises that any system of controls can only manage, not eliminate, the risk of Eurotunnel failing to achieve its business objectives; the assurance against material misstatement or loss that the system provides can never be absolute. With this in mind there is a constant review, overseen by the Audit Committee and Board, of the major risks to which Eurotunnel is exposed and of their relative significance.

7. Incentive schemes

7.1 Management Bonus Scheme

The Group operates a discretionary management bonus scheme. The payment of bonuses is dependent on the Group achieving a targeted operating profit (before depreciation, interest and tax) and certain defined service quality targets. Under the rules applying in 2002, at the senior management level no participant may receive a bonus payment of more than 60 per cent. of salary at the highest grade, or 30 per cent. of salary at the two grades immediately below. At these grades, 30 per cent. of the bonus will depend on the achievement of service quality objectives, with the remainder based on financial performance. For other participants in the management bonus scheme, the total amount payable under the scheme cannot exceed 9 per cent. of the aggregate of the salaries of scheme participants, at the grade immediately below the three main management grades, and no participant can receive a bonus payment of more than 24 per cent. of salary. The amount payable to each participant in the management bonus scheme will be based partly on individual performance.

7.2 Collective Bonus Scheme

The Group also operates a collective bonus scheme using the same targets as the management bonus scheme, for all employees except the three grades of senior management. Under this scheme, the total amount of bonus payments in 2002 cannot exceed 6 per cent. of the aggregate of the salaries of scheme participants, of which 3 per cent. will be based on the Group's financial performance and 3 per cent. on other criteria: safety, service quality and absenteeism.

7.3 Deferred Share Bonus Plan

The Group operated, from 1997, a deferred share bonus plan (known as the Deferred Units Plan) for executive Directors and some senior executives. This plan was replaced by share options, and the final allocation was made in respect of 1999. The bonus available for allocation under this scheme was calculated each year by reference to the achievement of a targeted level of operating profit fixed annually by the Board.

At the end of the performance period of 12 months, the amount of any bonus earned was converted into an equivalent number of Units at the market price then ruling and, in the case of executives employed under UK contracts, the executive is entitled to receive one-third of those Units after one year, one-third after two years and the final third after three years. Executives employed under French contracts receive instead a cash payment equivalent to the value of the Units on the same date as the transfer of Units to the executives employed under UK contracts. The final transfers of Units and cash payments will be made in 2003.

The allocation to the executives concerned of the available bonus under this scheme was based on individual performance during the performance period and expressed as a percentage of the aggregate salaries of the individuals concerned (within a normal range of 0 to 30 per cent. of the pool), with the maximum allocation to any individual being capped at 50 per cent. of salary.

If an executive leaves the Group during the three year period (except in the case of normal retirement, disability, death etc.) his conditional entitlement will lapse, subject to the discretion of the Remuneration Committee in exceptional circumstances.

Bonus payments are pensionable in France, in accordance with French requirements, whereas those in the UK are not.

During 2001, plan beneficiaries became unconditionally entitled to one third of the allocations made to them in respect of 1997, 1998 and 1999 business results. In the case of Patrick Ponsolle this resulted in a cash payment and allocation of Units with a total value €4,716 lower overall than their original cost. This difference arose as a result of movements in Unit prices since the date of allocation.

8. Eurotunnel share option schemes

8.1 Introduction

This Section 8 of this Part VIII summarises the main features of the Eurotunnel share option schemes but does not form part of them and should not be taken as affecting the interpretation of the detailed terms and conditions constituting the rules of the schemes.

8.2 Summary of the principal terms of the Eurotunnel UK and French share option schemes

8.2.1 UK share option schemes

The Eurotunnel UK executive schemes consist of two discretionary share option schemes permitting the grant of options over Eurotunnel Units to employees of Eurotunnel Services Limited and other UK companies of the Eurotunnel Group. One of the schemes has approved status for tax purposes ("the UK Executive Approved Scheme") with the other being unapproved ("the UK Executive Unapproved Scheme") (together, "the UK Executive Schemes").

The UK Executive Schemes are consistent with UK institutional guidelines to the extent that they are appropriate in the context of Eurotunnel's unique structure. In particular, the exercise of options is subject to the satisfaction of corporate performance targets. In order to reflect different practices in the UK and France (where it is usual that the grant of options is conditional on satisfactory performance by the individual), in addition to making the grant of options subject to individual performance, options granted to date under the UK Executive Schemes will only become exercisable if a corporate performance target has been met by virtue of the Unit price increasing by a rate equivalent to an annual compound percentage rate of 4 per cent. in excess of the average of the UK and French retail price indices (as detailed below) over a minimum three year period.

In addition, a further UK scheme has been established which is an Inland Revenue approved savings-related share option scheme ("the ShareSave Scheme"). This permits the grant of options on favourable terms to all UK employees.

8.2.2 French schemes

A French scheme for employees and executives of Eurotunnel Services GIE and other French group companies, has been established jointly by EPLC and ESA. The grant of options under the French scheme is subject to the same corporate performance target as detailed above.

A *Plan d'Epargne d'Entreprise* also introduced in France in October 1999, offering employees of Eurotunnel Services GIE the opportunity to save and become Unitholders of Eurotunnel on favourable terms.

Employees of Eurotunnel Services GIE wishing to save can choose between the following two types of savings schemes:

- "*Fructi-Sécurité Plus*": a plan investing in diversified funds, the objective of which is to obtain a slightly higher interest rate than on a standard savings account;
- "*Actionnariat Eurotunnel*": a share save scheme, the objective of which is to give the opportunity to employees of the company to benefit from any performance of Eurotunnel's shares over the medium to long term.

Employees with at least 3 months' service in the company are eligible to join the *Fonds Commun de Placement Eurotunnel* into which they can contribute up to 25 per cent. of their annual gross salary. The company contributes a further 25 per cent. of the contributions made by employees.

As at 31 December 2001, 1,357,510 Units were held on behalf of 1,290 employees.

8.3 Principal features of the Eurotunnel UK Executive Schemes and the Eurotunnel French scheme

8.3.1 General rules applying to the UK Executive Schemes and the French scheme

Options to subscribe for Units may be granted under the UK Executive Schemes and French scheme by the Board of Directors of EPLC, in respect of shares in EPLC, and by the Board of Directors of ESA, in respect of shares in ESA, on the recommendation of the Remuneration Committee of the Joint Board of EPLC and ESA.

Under the UK Executive Schemes, options to purchase Units may be granted by the trustee of the Eurotunnel Employee Benefit Trust or any other employee benefit trust nominated for the purpose by ESL,

in consultation with the Remuneration Committee. The trustee of the Eurotunnel Employee Benefit Trust is Eurotunnel Trustees Limited, the Directors of which are currently Roy Chapman, Michel Combes, Keith Edelman, Lord Tugendhat and Baron Guy de Wouters.

a. Eligibility

In general, only those executive directors or employees of companies of the Group who devote substantially all their working time to the business of the relevant companies (and who for the purposes of the UK Executive Schemes are not within two years of their normal retirement date) are eligible to participate in the schemes.

b. Exercise price

The exercise price for any option (whether to subscribe or to purchase) will be not less than the highest of the nominal value of a Unit, the market value of a Unit on the day immediately preceding the date of grant and the average prices for a Unit on the London Stock Exchange (for the UK Executive Schemes) or Euronext (for the French scheme) in the 20 dealing days immediately preceding the date of grant. The exercise price will generally be the market value on the day preceding the date of grant.

c. Grant of options

Options may be granted in the 42-day period after the third day following the announcement of the interim and annual results of EPLC and ESA. In exceptional circumstances, options may be granted outside these periods. In accordance with paragraph 5 of article L.225-177 of the *Code de Commerce* (as amended by Law No. 2001-420 of 15 May 2001), options may not be granted during the period of ten dealing days before and after the date of publication of the annual group or company accounts, or during the periods between the date on which any member of the Board or executive management of the company becomes aware of information which, if made public, might have a significant effect on the share price, and the date ten dealing days after such information is made public. Options may not be granted earlier than the 20th dealing day after a coupon is detached in relation to a proposed dividend or subscription rights for shares are granted by EPLC and/or ESA.

d. Exercise of options

The exercise of options is subject to an objective performance condition requiring that the Unit price has increased by a rate equivalent to an annual compound percentage rate of 4 per cent. in excess of the average of the Underlying UK Index of Retail Prices and the French "*Indice Mensuel des Prix à la Consommation hors tabac — ensemble des ménages*" over a minimum three year period before options are exercisable.

Options may normally only be exercised, in whole or in part, by an option holder who is still an employee of a Eurotunnel Group company at any time not earlier than the expiry of three years after the date of grant and before the tenth anniversary of the date of grant, provided and to the extent that the performance target has been met.

Earlier exercise is however permitted in specified circumstances, including termination of employment (provided certain conditions are met) and in the event of a take-over, amalgamation or winding-up of Eurotunnel. Options will normally lapse 6 months after they become exercisable in such circumstances, provided that certain categories of option holders who cease employment may be permitted by the Board to retain options granted under the UK Executive Approved Scheme for a longer period in order to secure favourable tax treatment.

e. General

Units allotted on the exercise of options rank *pari passu* with Units in issue at the date of allotment. Eurotunnel is responsible for obtaining a listing for Units issued on the exercise of an option.

Benefits under the schemes are not pensionable remuneration by Eurotunnel for the purposes of any pension scheme in the UK.

Options may not be transferred, assigned or charged and if an option holder attempts to do so his options will lapse immediately.

If an option holder ceases employment he will not be entitled to compensation for any loss of his options.

f. Limitations on the schemes

Individual limits — An option may only be granted to an individual if, at the date of grant, the aggregate exercise price of the option together with the aggregate exercise price of options granted to him which are currently exercisable under any other share option scheme (excluding the ShareSave Scheme) does not exceed eight times his annual remuneration.

Scheme limits — The aggregate number of Units issuable at any time pursuant to the exercise of options granted under these schemes and any other scheme involving the subscription of Units, within a five year period from the adoption date may not exceed 3.5 per cent. of the Units in issue.

g. Variation of share capital

On any variation of the share capital of EPLC and ESA, the exercise price and the number of Units comprised in an option can be varied as provided by the schemes' rules within the terms of the relevant legislation, subject, in the case of the UK Executive Approved Scheme, to prior approval of the Inland Revenue.

h. Amending the schemes

The rules of the schemes may from time to time be amended following consultation with the Remuneration Committee. No amendment may be made to provisions relating to conditions for eligibility to participate in the schemes, the rules governing entitlements to and terms of options, the limit rules, or the variation of share capital rules, to the advantage of option holders without the prior approval of shareholders of EPLC and, if necessary, ESA in general meeting (except for minor amendments to benefit the administration of the schemes or to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for option holders, for either EPLC or ESA or for any entity of the Group). Amendments to the UK Executive Approved Scheme require the prior approval of the UK Inland Revenue.

8.3.2 Specific rule applicable to the UK Approved Executive Scheme

The value of Units subject to option under all UK Inland Revenue approved schemes, other than savings-related share option schemes, which can be granted to any one individual must not exceed £30,000 or any other limit imposed by legislation (the value being taken at the date of grant). Any options with a value exceeding this limit will be granted under the UK Executive Unapproved Scheme.

8.4 The UK ShareSave Scheme

The ShareSave Scheme is a savings-related share option scheme for the benefit of UK employees. The scheme has approved status for tax purposes. The principal features of the ShareSave Scheme are set out below.

8.4.1 Eligibility and savings contract

All employees and executive directors of ESL and its subsidiaries with 6 months service with the Group and who are chargeable to UK tax in respect of their employment income are eligible. The Board may permit other executive directors and employees of ESL and its subsidiaries to participate in the scheme.

In order to be granted an option, a participant must take out a savings contract with an approved savings provider. Under the contract he or she commits to save a fixed amount of between £5 and £250 per month, at prevailing interest rates, for a period of three or five years and receives from the savings provider a bonus at the end of the savings period. Alternatively he may elect to leave his savings with the savings provider for a further two years in return for an increased bonus. The savings proceeds may then be used to exercise the options awarded at the start of the savings contract.

8.4.2 Issue of invitations

Invitations to eligible employees to apply for an option over Units may be issued during a period of 42 days after the announcement of the Eurotunnel interim and annual results.

In exceptional circumstances invitations may be issued outside these periods. Options may not be granted earlier than the 20th dealing day after a coupon is detached in relation to a proposed dividend or subscription rights for shares are granted by EPLC and/or ESA.

8.4.3 Exercise price

The exercise price of Units subject to option will be notified to participants at the time the options are granted and will be not less than the highest of the nominal value of a Unit, 80 per cent. of its market value on the dealing day immediately preceding the date of grant, as derived from the Daily Official List of the London Stock Exchange, and 80 per cent., of the average price for a Unit on the London Stock Exchange in the 20 dealing days immediately preceding the date of grant, or such other minimum as may be specified by legislation.

8.4.4 Grant of options and scaling down

The aggregate exercise price of Units subject to option may not exceed the savings and bonus payable under the savings contract when it matures. A maximum number of Units available each time invitations are issued will be specified and if applications exceed this figure they will be scaled down accordingly. Options (which will usually relate to new Units but which may be over existing Units) will normally be granted within 30 days of the day invitations are issued.

8.4.5 Exercise of options

Options may normally be exercised during a six month period starting from when the savings contract matures ("the bonus date") at the end of which they lapse. Earlier exercise is, however, permitted in specified circumstances, including termination of employment (provided certain conditions are met) and in the event of a take-over, amalgamation or winding-up of Eurotunnel.

Options may only be exercised before the bonus date to the extent of the savings accumulated to that date plus interest.

8.4.6 Variation of share capital

On any variation of share capital of EPLC and ESA, the exercise price and the number of Units subject to option can be varied as provided by the scheme rules within the terms of the relevant legislation, subject to prior approval of the UK Inland Revenue.

8.4.7 General

General provisions similar to those set out at Section 8.3.1e above apply to the ShareSave Scheme. The ShareSave Scheme expires on the fifth anniversary of its adoption.

8.4.8 Amending the scheme

Amendments (including any amendments necessary or expedient to obtain UK Inland Revenue approval) may be made to the ShareSave Scheme but no amendment may be made to provisions relating to:

(i) the eligibility conditions;

(ii) the limitations rules noted below and the variation of share capital rules noted in paragraph 8.4.6 above;

(iii) the rules governing an option holder's entitlement to, and terms of, the options to be granted under the scheme;

(iv) the maximum entitlement for any one option holder,

to the advantage of option holders without the prior approval of EPLC shareholders and, if necessary, ESA shareholders (except for minor amendments to benefit the administration of the ShareSave Scheme or to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for option holders or the Group). All amendments require the prior approval of the UK Inland Revenue.

8.4.9 Limitations on the scheme

The aggregate number of Units issuable at any time pursuant to the exercise of subsisting options granted under this scheme and any other scheme involving subscription of Units within a five year period from the adoption date may not exceed 3.5 per cent. of the Units in issue.

9. Principal establishments

The UK terminal at Folkestone (approximately 150 hectares) and the French terminal at Coquelles (approximately 476 hectares) are held pursuant to leases granted by the UK government and the French government respectively.

10. Principal subsidiaries

EPLC and ESA are the holding companies within the Group. The name of each company or other entity within the Group together with details of its activity and the proportion of its capital held by other Group companies is set out in Section 2 of this Part VIII. The registered office of each of EPLC's subsidiaries other than Gamond Insurance Company Limited is at Cheriton Parc, Cheriton High Street, Folkestone, Kent, CT19 4QS. The registered office of each of ESA's subsidiaries is at 140-144, boulevard Malesherbes, 75017 Paris. The registered office of Gamond Insurance Company Limited is at Alexander House, 13-15 Victoria Road, St. Peter Port, Guernsey, GY1 4LU.

11. Material contracts

The following contracts (not being entered into in the ordinary course of business) are all the material contracts entered into by any member of the Group within the two years immediately preceding the publication of this document or entered into at any time but containing a provision under which any member of the Group has any obligation or entitlement which is material to the Group at the date of this document:

(i) the Concession, details of which are set out in Section 1 of Part VII of this document;

(ii) the Railway Usage Contract, details of which are set out in Section 2 of Part VII of this document;

(iii) an agreement dated 29 January 1998 between, *inter alios*, the Borrowers, EPLC, ESA, certain other members of the Owning Group, the Agents, the Banks, EIB, ECSC and the former senior lenders for the implementation of the Financial Restructuring pursuant to which the debt structure detailed in Part VI was put in place and a total of 769,230,800 Units were issued to the holders of Eurotunnel's then junior debt;

(iv) the Credit Agreement, details of which are set out in Section 1 of Part VI of this document;

(v) the Agreement Among Lenders, details of which are set out in Section 7 of Part VI of this document;

(vi) a sixth supplemental trust deed dated 7 April 1998 between, *inter alios*, The Law Debenture Trust Corporation p.l.c., (the "Security Trustee"), the Agents, certain Eurotunnel Group companies and the Bond Trustee, amending and restating a trust deed dated 16 December 1987 which provided for the order of application of the proceeds of enforcement of the Lenders' security and reflected the changes in the security arrangements consequential on the Financial Restructuring;

(vii) an owning group guarantee dated 7 April 1998 between, *inter alios*, certain Eurotunnel group companies, the Agents and the Bond Trustee which re-confirmed cross-guarantees by certain Eurotunnel Group companies and extended the benefit of such cross-guarantees to the Bond Trustee;

(viii) a debenture dated 7 April 1998 between certain Eurotunnel Group companies, the Agents and the Security Trustee, pursuant to which certain Eurotunnel Group companies created fixed and floating charges over their assets (other than those in France) as security for the payment of amounts due to the Lenders and the holders of the Debt Instruments;

(ix) a revised master security agreement dated 7 April 1998 between, *inter alios*, certain Eurotunnel Group companies and the Agents by which the existing security created over Eurotunnel's assets in France was amended to reflect the Financial Restructuring;

(x) the Stabilisation Note constituting trust deed dated 7 April 1998 between certain Eurotunnel Group companies and the Bond Trustee, pursuant to which the Stabilisation Notes were constituted;

(xi) the Equity Note constituting trust deed dated 7 April 1998 between certain Eurotunnel Group companies and the Bond Trustee, pursuant to which the Equity Notes were constituted together with the First and Second Supplemental Trust Deeds;

(xii) the Participating Loan Note constituting trust deed dated 7 April 1998 between certain Eurotunnel Group companies and the Bond Trustee, pursuant to which the Participating Loan Notes were constituted;

(xiii) a master agency agreement dated 7 April 1998 between, *inter alios*, certain Eurotunnel Group companies and the Bond Trustee pursuant to which certain agents were appointed for the purposes of the administration of the Equity Notes, the Participating Loan Notes, the Stabilisation Notes and the Resettable Bonds;

(xiv) a master deed dated 7 April 1998 between the Borrowers and the Bond Trustee, which sets out certain common provisions which are incorporated by reference into the constituting trust deeds relating to the Equity Notes, Participating Loan Notes and Stabilisation Notes and which will be incorporated into the constituting trust deed relating to the Resettable Bonds;

(xv) a designated accounts agreement dated 7 April 1998 between, *inter alios*, the Borrowers and the Agents which sets out certain provisions relating to the operation and control of Eurotunnel's bank accounts;

(xvi) a consolidated agreement dated 7 April 1998 for the sharing of security between, *inter alios*, the Agents, EIB, ECSC, certain Eurotunnel Group companies and the Security Trustee for the purpose of enabling enforcement of obligations of the other parties thereto and the sharing of the proceeds of the enforcement of security;

(xvii) an agreement dated 7 April 1998 supplemental to a direct agreement dated 4 November1987 between, *inter alios*, certain Eurotunnel Group companies, the Agents, EIB, ECSC, the Bond Trustee, British Railways Board and SNCF and relating to the operation of the Railway Usage Contract if substitution occurs;

(xviii) an agreement dated 13 February 1998 between CTG (1), FM (2), the Secretary of State for the Environment, Transport and the Regions (3) and le Ministre de l'Equipement, des Transports et du Logement (4) pursuant to which, *inter alia*, (i) the governments of France and the United Kingdom agreed, subject to all necessary approvals being obtained, to extend the Concession from a period of 65 years to 99 years ending in 2086; and (ii) Eurotunnel agreed to pay to the governments in respect of the period of the extension, a total sum including all forms of corporation tax, equal to 59 per cent. of pre-tax profits;

(xix) a share warrant instrument dated 13 February 1998 executed by EPLC and a resolution of the Board of ESA dated 13 February 1998 upon the terms of which the 2003 Warrants were issued;

(xx) the Senior Credit Agreements details of which are set out in Section 8 of Part VI of this document;

(xxi) the agreement dated 29 March 1999 between the UK and the French Governments, CTG and FM pursuant to which the Concession was extended to 99 years expiring in 2086;

(xxii) an agreement dated 12 October, 2000 between ESA and Tunnel Junior Debt Holdings Limited ("TJDHL") pursuant to which ESA agreed to provide the following services to TJDHL in connection with the tender offer made by TJDHL in October 2000 to acquire Junior Debt (i) assisting TJDHL as to the manner of the purchase of the Junior Debt and (ii) the provision of information to TJDHL as to potential sellers of Junior Debt and of information relating to the Group for the purposes of the tender documentation and obtaining ratings of debt raised to fund the tender. The consideration payable by TJDHL to ESA in respect of the services is equal to the amount received by TJDHL from FLF as deferred consideration under an agreement dated 28 February 2001 between TJDHL and FLF. Under this agreement FLF is required to pay deferred consideration to TJDHL in respect of the purchase by FLF of the Junior Debt acquired by it from TJDHL. The amount of this deferred consideration will broadly be the difference between the total amount received by FLF upon a repayment of the Junior Debt held by it and the amount repaid by FLF to the holders of notes issued by it to finance the acquisition by it of Junior Debt from TJDHL;

(xxiii) a sale and purchase agreement dated 21 December 2001 entered into by and between Cheriton Resources 6 Ltd (a wholy owned subsidiary of EPLC) and Lombard North Central plc (the "Vendor"), pursuant to which the former purchased 100 per cent. of the issued share capital of

Princess Way Limited (subsequently renamed Cheriton Resources 10 Ltd) (the "Target") in consideration of £7,597,589.72. The agreement contains warranties and indemnities given by the Vendor in favour of Cheriton Resources 6, which are customary in transactions of this nature. In connection with such sale, Target entered into a loan agreement with Société Générale ("SG") pursuant to which the latter lent Target a global amount of £51,205,792.62 bearing interest at variable rates. The proceeds of such loan were used as follows: (i) £38,683,411.68 to repay the Vendor existing intra group indebtedness; (ii) £7,635,768.22 to pay a dividend to Cheriton Resources 6 (which, in turn, used to such sum to repay to SG a loan granted to Cheriton Resources 6 to enable it to pay the consideration for the sale of the shares); (iii) £4,884,612.72 to make a group relief payment to EPLC and to meet certain current period tax liabilities. The outstanding amount of the loan is repayable in bi-annual instalments up to 27 January 2011. In addition, an administration agreement between Target and SG Leasing (December) Ltd (a subsidiary of Société Générale) was also entered into on the same date. Under such administration agreement, SG Leasing December Ltd agreed to act as agent and manager in connection with the existing leases under which Target is the lessor;

(xxiv) a sale and purchase agreement dated 28 March 2002 entered into by and among Sovereign Finance plc (the "Vendor"), EPLC and Cheriton Resources 6 Ltd (a wholly owned subsidiary of EPLC), pursuant to which the latter purchased 100 per cent. of the issued share capital of SL Corporate Leasing Limited (subsequently renamed Cheriton Resources 11 Ltd) (the "Target") in consideration of £9,366,926. The agreement contains warranties and indemnities given by the Vendor in favour of Cheriton Resources 6, which are customary in transactions of this nature. In connection with such sale, Target entered into a loan agreement with SG Leasing (March) Ltd (a subsidiary of Société Générale) ("SG") pursuant to which the latter lent Target a global amount of £65,777,022.75 bearing interest at the rate of 6.23 per cent. per annum. The proceeds of such loan were used as follows: (i) £49,029,760.00 to repay the Vendor existing intra group indebtedness; (ii) £9,413,761.54 to pay a dividend to Cheriton Resources 6 (which, in turn, used such sum to repay to SG a loan granted to Cheriton Resources 6 to enable it to pay the consideration for the sale of the shares); (iii) £7,333,501.21 to make a group relief payment to EPLC and to meet certain current period tax liabilities. The outstanding amount of the loan is due in annual instalments up to 3 April 2012. In addition, an administration agreement between Target and SG Leasing December Ltd (a subsidiary of Société Générale) was also entered into on the same date. Under such administration agreement, SG Leasing December Ltd agreed to act as agent and manager in connection with an existing lease under which the Target is the lessor.

(xxv) an agreement dated 26 March 2002 between TSARA, CTG and FM pursuant to which CTG and FM have agreed to purchase from TSARA the Resettable Advances and Stabilisation Advances acquired by TSARA pursuant to the Tender. CTG has agreed to acquire from TSARA such Advances acquired by it as are denominated in sterling and FM has agreed to acquire from TSARA such Advances acquired by it as are denominated in euro. The price payable by CTG and FM is, in each case, equal to the price payable by TSARA to tendering holders of the relevant advances under the Tender. Completion of the sale and purchase is conditional on the satisfaction of the conditions to, and will take place simultaneously with completion of, the Tender;

(xxvi) an agreement dated 26 March 2002 between TSARA, EPLC, ESA and Dresdner Bank AG, Merrill Lynch International, Dresdner Kleinwort Wasserstein-Grantchester Inc and Merrill Lynch, Pierce Fenner and Smith Incorporated (together the "Dealer Managers") pursuant to which TSARA has appointed the Dealer Managers as dealer managers in connection with the Tender. The agreement contains certain representations and warranties by EPLC and ESA in favour of the Dealer Managers relating *inter alia* to (i) the completeness and accuracy of information contained in the Invitation to Tender and any other documents published or approved by Eurotunnel in connection with the Tender; (ii) the absence of material adverse change in the financial and trading position of the Group since 31 December 2001; (iii) non-violation or conflict with constitutional documents, agreements to which the Group is party and applicable laws; (iv) non-requirement for governmental consents; and (v) material litigation;

(xxvii) an indemnity letter dated 26 March 2002 from Dresdner Bank AG and Merrill Lynch International to EPLC and ESA pursuant to which EPLC and ESA have agreed, jointly and severally, but subject to customary exceptions, to indemnify each of Dresdner Bank AG and Merrill Lynch International

and their affiliates from and against losses incurred by them in relation to the Tender and the proposed issue of bonds by Fixed-Link Finance 2 B.V.;

(xxviii) the Second Supplemental Trust Deed dated 23 April 2002 between certain Eurotunnel Group companies and the Bond Trustee pursuant to which the terms and conditions of the Equity Note constituting the trust deed dated 7 April 1998 were amended *inter alia* (i) to permit Eurotunnel to make an offer to Noteholders to redeem by the issue of Units all or part of the principal of their Equity Notes on certain specified terms, and pursuant to which the Redemption Offer is being made; (ii) to provide that following redemption, Deferred Interest Entitlements will be retained by Noteholders; and (iii) to provide that following the redemption of Equity Notes pursuant to the Redemption Offer, the proportion of any outstanding Equity Notes redeemed in cash out of the proceeds of any warrant exercise would be the same as it would have been had no Equity Notes been redeemed under the Offer.

(xxix) an indemnity letter dated 25 April 2002 from Dresdner Kleinwort Wasserstein Limited and Merrill Lynch International to EPLC and ESA pursuant to which EPLC and ESA have agreed, jointly and severally, but subject to customary exceptions, to indemnify each of Dresdner Kleinwort Wasserstein Limited and Merrill Lynch International and their affiliates from and against losses incurred by them in relation to the Redemption Offer.

12. Litigation and claims

Save as disclosed in Section 3 of Part VII, no member of the Group is engaged in any legal or arbitration proceedings and, so far as the Directors are aware, no such proceedings are pending or threatened which may have or have had during the 12 months preceding the date of this document a significant effect on the financial position of the Group.

13. Miscellaneous

13.1 EPLC and ESA Further information

13.1.1 EPLC

a. Incorporation

EPLC was incorporated in England on 18 November 1985 as a limited company under the Companies Act and its registered number is 1960271. EPLC was re-registered as a public limited company on 26 June 1986.

b. Principal objects

Clause 4 of the memorandum of association of EPLC provides that the principal objects of EPLC are to purchase the entire issued capital of The Channel Tunnel Group Limited and to act as a holding and coordinating company in respect thereof and to carry on all or any of the businesses of designing, developing, constructing, financing and operating tunnels or other fixed transport links under the English Channel and any ancillary activities.

c. Registered office

The registered office and principal place of business of EPLC in the UK is at Cheriton Parc, Cheriton High Street, Folkestone, Kent CT19 4QS.

d. Financial Year

EPLC's financial year is from 1 January to 31 December.

13.1.2 ESA

a. Incorporation

ESA was incorporated in France on 18 December 1985 under the *Code de Commerce* and it is registered in Paris at the *Registre de Commerce et des Sociétés* as a *Société Anonyme* with number RCS

Paris B 334 192 408. Subject to further extension and prior dissolution by decision of its shareholders in general meeting, ESA's duration expires on 18 December 2084.

b. Principal object

Article 2 of the *statuts* of ESA provides that the principal object of ESA is the participation in any company whose direct or indirect object is the construction and operation of a cross-Channel fixed link or any other fixed link, and all incidental financial, commercial and industrial operations.

c. Registered office

ESA's registered office is at 140-144 boulevard Malesherbes, 75017 Paris. ESA has no place of business in the UK.

d. Financial year

ESA's financial year is from 1 January to 31 December.

13.2 Consents

KPMG Audit Plc has given and not withdrawn its written consent to the issue of this document with the inclusion herein of its letter and the references to such letter and to its name in the form and context in which they are included and has authorised the contents of its letter for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

13.3 Financial Information

13.3.1 The statutory accounts of EPLC for the financial years ended 31 December 1999, 31 December 2000 and 31 December 2001, on which unqualified audit reports have been given by KPMG Audit Plc, Chartered Accountants and Registered Auditor of 8 Salisbury Square, London EC4Y 8BB, in accordance with section 235 of the Companies Act, have been delivered to the Registrar of Companies.

13.3.2 ESA's accounts for the three years to 31 December 2001 were audited jointly by Befec-Price Waterhouse, Member of PricewaterhouseCoopers, Commissaires aux Comptes, of Tour AIG, 34 Place des Corolles, Cedex 105, 92908 Paris — La Défense 2, and KPMG Audit, Département de KPMG SA, Commissaires aux Comptes, 1 cours Valmy, 92923 Paris — La Défense 7. No qualification (*réserve*) was made in respect of these accounts.

13.4. Working capital

The Directors are of the opinion that, after taking into account available bank and other facilities, the Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of publication of this document.

13.5. Significant change

There has been no significant change in the financial or trading position of the Group which has occurred since 31 December 2001, being the end of the last financial period for which audited financial statements have been published.

13.6 Registrars and receiving/paying agents

The registrar of EPLC and ESA in the UK is Computershare Investor Services plc, P.O. Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH. The registrar of EPLC and ESA in France is Crédit Agricole Indosuez of 9 Quai du Président Paul Doumer, 92920 Paris La Défense Cedex, who are also acting as receiving agent in relation to the Redemption Offer. The paying agent of EPLC and ESA in Belgium is Fortis Bank, 3 Montagne du Parc, 1000 Bruxelles.

13.7 Dividends

There is no arrangement under which future dividends have been waived or agreed to be waived.

13.8 Expenses of issue

The total costs and expenses (including fees and commissions relating to the Redemption Offer) payable by Eurotunnel are estimated to be no more than £4 million.

13.9 Shareholders' Agreements

The Directors are not aware of any shareholders' agreement in relation to Units representing more than 5 per cent. of the issued share capital.

13.10 Significant Customers and Suppliers

The 13 most significant customers of Freight Shuttle Services represent approximately 10 per cent. of the Group revenues. Individually, none of these customers represents more than 3 per cent. of the Group revenues.

As described in Section 4 of Part II, a material part of Eurotunnel's revenues is derived from the Railway Usage Contract.

The Group does not consider itself to be significantly dependent on any supplier.

14. Documents available for inspection

Copies of the following documents (with certified English translations, where relevant) will be available for inspection at Herbert Smith, Level 1, Exchange House, Primrose Street, London EC2A 2HS and the registered office of EPLC at Cheriton Parc, Cheriton High Street, Folkestone, Kent CT19 4QS and at the registered office of ESA at 140-144 boulevard Malesherbes, 75017 Paris from the date of this document and up to and including 17 July 2002.

(1) the memorandum and articles of association of EPLC together with the bearer share provisions adopted by the Directors of EPLC;

(2) the *statuts* of ESA;

(3) the rules of the UK Executive Approved Scheme, the UK Executive Unapproved Scheme, the ShareSave Scheme and the French scheme;

(4) the material contracts referred to in Section 11 above;

(5) the Directors' service contracts referred to in Section 5 above;

(6) the letter from KPMG Audit Plc set out in Section 7 of Part I;

(7) the combined audited accounts for Eurotunnel and for EPLC and ESA for the three financial years ended 31 December 1999, 31 December 2000 and 31 December 2001;

(8) the written consent referred to in Section 13.2 above;

(9) the French language document dated 24 April 2002 containing, *inter alia*, notice of the ESA CGM and the notice of the EPLC AGM;

(10) the English language document dated 24 April 2002 containing, *inter alia*, notice of the EPLC AGM and the notice of the ESA CGM;

(11) the French language document comprising a *prospectus d'admission* relating to ESA and EPLC (COB Visa dated 27 May 2002);

(12) the letter to Noteholders dated 1 April 2002 setting out the terms of the Redemption Offer and the supplemental letter to Noteholders dated 13 May 2002 setting out amendments to those terms;

(13) the Invitation to Tender; and

(14) this document.

27 May 2002

PART IX

DEFINITIONS

References in this document to a Section or Sections and/or to a Part or Parts are, save where the context requires otherwise, to section(s) and/or part(s) of this document.

The following definitions apply throughout this document, unless the context requires otherwise:

"2001 Warrants"	the EPLC 2001 Warrants and ESA 2001 Warrants, twinned as units, issued in February 1998, eight of which were required to be exercised to receive 1.02 Units;
"2003 Share Warrant Instrument"	the share warrant instrument dated 13 February 1998 executed by EPLC incorporating the terms and conditions of the EPLC 2003 Warrants;
"2003 Share Warrant Resolution"	the resolution passed by ESA's board of directors on 13 February 1998, setting out the terms and conditions of the ESA 2003 Warrants;
"2003 Warrants"	the EPLC 2003 Warrants and ESA 2003 Warrants, twinned as units, issued in February 1998, three of which are required to be exercised to receive 1.02 Units;
"Agents" or "Agent Banks"	Crédit Lyonnais and HSBC Bank plc;
"Agreement Among Lenders"	the agreement of that name dated 3 March 1998 (as amended) between, amongst others, EFL, FM, the Agents, the Bond Trustee and the Lenders regulating various matters including the relationship between Lenders as described in Sections 7 and 17 of Part VI;
"Banks"	those banks and financial institutions which are parties to the Credit Agreement;
"Bearer Unitholder"	a holder of Units in bearer form, whether or not such Units are held through an institution affiliated to Euroclear France;
"Board" or "Directors"	the board of directors of EPLC and/or, as the context may require, the administrateurs/censeurs of ESA, in each case as at the date of this document;
"Bond Trustee"	Law Debenture Trustees Limited (formerly L.D.C. Trustees Limited);
"Borrowers"	EFL and FM;
"Channel Tunnel" or "Tunnel"	the twin-bored rail tunnel link and service tunnel under the English Channel;
"Channel Tunnel Rail Link" or "CTRL"	the proposed high speed rail link between London and the UK terminal of the System;
"Companies Act"	the Companies Act 1985 (as amended);
"Concession" or "Concession Agreement"	the concession agreement (as amended) between the governments of the UK and France and CTG and FM, which entered into force on 29 July 1987 details of which are set out in Section 1 of Part VII;
"Concessionaires"	CTG and FM;
"Credit Agreement"	the agreement dated 4 November 1997 amended and restated as at 3 March 1998 between, *inter alia*, EFL, FM, EPLC, ESA, the Banks, EIB and ECSC containing the terms of the Junior Debt Facility, the Resettable Facility, the Stabilisation Facility and the Fourth Tranche Facility as described in Sections 1 and 10 of Part VI;
"CTG"	The Channel Tunnel Group Limited;
"Debt Instruments"	the Resettable Bonds, Stabilisation Notes, PLNs and Equity Notes;

"Deferred Interest Entitlements"	the amounts of interest accrued on each Equity Note in respect of each Interest Period up to and including the Interest Period ending on the Interest Payment Date falling in January 2002, which have not been paid in cash on the relevant Interest Payment Date and which have been deferred in accordance with condition 6(b) of the Equity Notes being in aggregate £0.16440 and €0.2496 in respect of each Equity Note;
"Deferred Interest Purchase Offer"	the offer being made by CTG and FM by way of the letters to Noteholders dated 24 April 2002 and 13 May 2002 (subject to amendments announced on 27 May 2002) to acquire Deferred Interest Entitlements as described in Part I;
"DoCa"	Dover and Folkestone to/from Calais;
"ECSC"	The European Coal and Steel Community;
"ECSC Facility"	the facility granted by ECSC forming part of the Credit Agreement described in Sections 1.5 and 10.5 of Part VI;
"ECSC Tranche"	the tranche of the Fourth Tranche Facility advanced by ECSC;
"EDL"	Eurotunnel Developments Limited;
"EFL"	Eurotunnel Finance Limited, the share capital of which is 79 per cent. owned by EPLC and 21 per cent. by ESA;
"EIB"	European Investment Bank;
"EIB Facility"	the facility granted by EIB forming part of the Credit Agreement described in Sections 1.5 and 10.5 of Part VI;
"EIB Tranche"	the tranche of the Fourth Tranche Facility advanced by EIB;
"EPLC"	Eurotunnel plc;
"EPLC 2003 Warrants"	the warrants constituted by the 2003 Share Warrant Instrument and issued by EPLC;
"EPLC AGM"	the annual general meeting of EPLC convened for 30 May 2002, or any adjournment thereof;
"Equity Notes" or "Notes"	the 457,052,703 stapled notes comprising one note issued by EFL with a par value of £0.70 and one note issued by FM with a par value of FRF 6.97 (€1.06257) as constituted by the Equity Note Trust Deed;
"Equity Note Trust Deed"	the trust deed dated 7 April 1998 executed by *inter alia* FM, EFL, EPLC and ESA, constituting the Equity Notes, as amended by the First Supplemental Trust Deed and the Second Supplemental Trust Deed;
"ESA"	Eurotunnel SA;
"ESA 2003 Warrants"	the warrants issued by ESA pursuant to the 2003 Share Warrant Resolution;
"ESA CGM"	the combined general meeting of ESA convened for 15 May 2002 and, in the likely event that a quorum is not obtained, to be reconvened for 30 May 2002, or any adjournment thereof;
"ESL"	Eurotunnel Services Limited;
"Euronext Brussels"	Euronext Brussels SA/N.V.;
"Euronext Paris"	Euronext Paris SA;
"Eurostar"	the brand name used by London & Continental Railways, SNCF and SNCB for the high speed passenger through rail services which they operate between the UK and continental Europe;

"Eurotunnel", "Eurotunnel Group" or "Group"	EPLC, ESA and/or any of their respective subsidiaries or jointly owned companies or entities;
"EWS"	English Welsh & Scottish Railway;
"Financial Restructuring"	the financial restructuring of Eurotunnel, the elements of which were set out in a prospectus dated 29 May 1997 as updated by a supplementary prospectus dated 16 February 1998 and a circular to Unitholders dated 3 April 1998 and which was fully implemented in April 1998;
"First Supplemental Trust Deed"	the first supplemental trust deed dated 12 March 1999 amending the terms and conditions of the Equity Notes and the Equity Note Trust Deed;
"FLF"	Fixed-Link Finance B.V.;
"FLF2"	Fixed-Link Finance 2 B.V.;
"FM"	France Manche SA, a wholly owned subsidiary of ESA;
"Fourth Tranche"	the advance of €120,091,713 outstanding under the EIB Facility and the advance of £47 million outstanding under the ECSC Facility on the terms set out in the Credit Agreement described in Sections 1.5 and 10.5 of Part VI;
"Fourth Tranche Facility"	the EIB Facility and the ECSC Facility;
"France"	the French Republic;
"Freight Shuttle Services"	Eurotunnel's freight service, which provides for the carriage of trucks on shuttles between the United Kingdom and France;
"French Senior Credit Agreement"	the credit agreement dated 18 January 1999 between FM and the Senior Lenders named therein setting out the terms and conditions relating to the Senior Debt thereunder described in Sections 8 and 18 of Part VI;
"Interest Payment Date"	25 January and 25 July in each year, beginning on 25 July 1998;
"Interest Period"	each of (i) the period from (and including) 15 October 1996 to (and excluding) 25 July 1998 and (ii) the period from (and including) 25 July 1998 to (and excluding) 25 January 2002;
"International Senior Credit Agreement"	the credit agreement dated 18 January 1999 between EEL, FM and the Senior Lenders named therein setting out the terms and conditions relating to the Senior Debt thereunder described in Sections 8 and 18 of Part VI;
"Invitation to Tender"	the invitation to tender dated 26 March 2002 pursuant to which the Tender is being made as supplemented by the announcements made by TSARA on 7, 23 and 24 May 2002 setting out certain amendments to the Tender;
"Junior Debt"	the debt arising under the Junior Debt Facility;
"Junior Debt Facility"	the facility forming part of the Credit Agreement described in Sections 1.2 and 10.2 of Part VI;
"Lenders"	the Banks and the Senior Lenders;
"London Stock Exchange"	London Stock Exchange plc;
"MBIA"	MBIA Assurance S.A.;
"Minimum Usage Charge" or "MUC"	the minimum usage charge payable by the Railways to Eurotunnel under the Railway Usage Contract;
"New Funds"	amounts received by Eurotunnel as described in Section 7.3.4 of Part VI;

"New Units"	the new units comprising one ordinary share with a par value of 1p in EPLC and one ordinary share with a nominal value of €0.15 in ESA to be issued or created under the Redemption Offer;
"Noteholder"	a holder of Equity Notes;
"Note Trustee"	Law Debenture Trustees Limited, the trustee of the Equity Notes;
"Official List"	the list maintained by the UK Listing Authority pursuant to Part VI of the Financial Services and Markets Act 2000;
"OPL"	Orbital Park Limited;
"Owning Group"	EPLC, ESA, CTG, FM, EFL, ESL, Eurotunnel Trustees Limited, Gamond Insurance Company Limited and ESGIE;
"P&O"	Peninsular & Oriental Steam Navigation Company;
"P&OSL"	P&O Stena Line;
"Participating Loan Notes" or "PLNs"	the FRF 4,190,378,010 (€638,819,803) Participating Loan Notes due 2040 issued by FM and the £423,570,000 Participating Loan Notes due 2040 issued by EFL as described in Sections 4 and 14 of Part VI;
"Passenger Shuttle Services"	Eurotunnel's passenger service, which provides for the carriage of cars, campervans, caravans, coaches, motorcycles and trailers in shuttles between the United Kingdom and France;
"R&YM"	revenue and yield management;
"Railway Usage Contract" or "RUC"	the contract between the Concessionaires and the Railways signed on 29 July 1987 relating to the use of the System by the Railways during the period of the Concession, details of which are set out in Section 2 of Part VII;
"Railways"	British Railways Board and SNCF;
"Railway Services"	services utilising the Tunnel provided by third party operators such as Eurostar and EWS;
"Redemption Date"	17 July 2002 or such later date determined by EFL and FM;
"Redemption Offer" or "Offer"	the offer being made by EFL and FM by way of the letters to Noteholders dated 24 April 2002 and 13 May 2002 (subject to amendments announced on 27 May 2002) to enable Noteholders to redeem their Equity Notes early as described in Part I;
"Registered Unitholder"	a holder of Units in registered form;
"Resettable Advances"	advances made under the Resettable Facility;
"Resettable Bonds"	the bonds which may be issued by EFL and FM in exchange for the debt outstanding under the Resettable Facility as described in Sections 2 and 12 of Part VI;
"Resettable Facility"	the facility forming part of the Credit Agreement described in Sections 1.3 and 10.3 of Part VI;
"Safety Authority"	the authority established under the Treaty and the Concession to advise and assist the IGC on all matters concerning safety in the construction and operation of the System;
"Second Supplemental Trust Deed"	the second supplemental trust deed dated 23 April 2002 amending the terms and conditions of the Equity Notes and the Equity Note Trust Deed;
"Security Trustee"	The Law Debenture Trust Corporation p.l.c.;
"Senior Credit Agreements"	the International Senior Credit Agreement and the French Senior Credit Agreement;
"Senior Debt Advances"	advances outstanding under the Senior Credit Agreements;

"Senior Debt"	the indebtedness incurred under the Senior Credit Agreements described in Sections 8 and 18 of Part VI;
"Senior Lenders"	those banks and financial institutions which are parties to the Senior Credit Agreements;
"Short Straits"	any route linking Dover, Folkestone or Ramsgate with Calais, Zeebrugge, Boulogne or Dunkerque;
"Shuttle Services"	Freight Shuttle Services and Passenger Shuttle Services;
"SNCB"	Société Nationale des Chemins de Fer Belges;
"SNCF"	Société Nationale des Chemins de Fer Français;
"Stabilisation Advances"	advances made under the Stabilisation Facility;
"Stabilisation Facility"	the facility for the settlement of interest not paid in cash made available under the Credit Agreement as described in Sections 1.4 and 10.4 of Part VI;
"Stabilisation Notes"	the notes which may be issued in respect of deferred interest on Equity Notes or in exchange for the advances under the Stabilisation Facility as described in Sections 3 and 13 of Part VI;
"Stabilisation Period"	the period described in Sections 7.2 and 17.2 of Part VI;
"System"	the Tunnel together with its associated terminals, fixed equipment and ancillary facilities;
"Tender"	the proposed purchase of Resettable Advances and Stabilisation Advances by TSARA being made by way of tender, the terms of which are set out in the Invitation to Tender subject to the amendments announced on 7, 23 and 24 May 2002;
"Through Railfreight Services"	through rail freight services between the United Kingdom and continental Europe operated jointly by SNCF and EWS;
"Tier 1A Loan Agreements"	the agreements to be entered into between, *inter alios*, the Borrowers and the Initial Lender (prior to its assignment and transfer thereof to FLF2) setting out the terms and conditions of the Tier 1A Facility, described in Section 11 of Part VI;
"Tier 1A Loans"	the sterling and euro loans made available to the Borrowers on the terms of the Tier 1A Loan Agreements;
"TML"	Transmanche Link, the contractor which was responsible for the design, development and construction of the Tunnel;
"Total Market"	Short Straits taken together with all routes linking the United Kingdom with Continental Europe operating from ports to the north of Ramsgate to ports to the north of Zeebrugge and from ports to the west of Folkestone to ports to the south of Boulogne;
"Transaction"	the financing transaction described in Section 9 of Part I;
"Treaty"	the treaty between the UK and France relating to the System, signed on 12 February 1986, which entered into force on 29 July 1987;
"TSARA"	Tunnel Stabilisation and Resettable Advances Limited, a company incorporated in Jersey and which is not a member of the Group;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"UK Listing Authority"	the Financial Services Authority in its capacity as competent authority under Part VI of the Financial Services and Markets Act 2000;
"Unit"	one ordinary share with a nominal value of 1p in EPLC and one ordinary share with a nominal value of €0.15 in ESA, twinned as a Unit;

"Unitholder"	a holder of Units;
"€" or "euro"	euro, the currency introduced at the start of the third stage of economic union pursuant to the treaty establishing the European Union; and
"£" or "sterling"	pounds sterling, the lawful currency for the time being of the UK and reference to "pence" and "p" shall be construed accordingly.

imprima de bussy — C85249

Eurotunnel SA   Eurotunnel plc

ADMISSION AU PREMIER MARCHE D'EURONEXT PARIS SA DES UNITES SUSCEPTIBLES D'ETRE EMISES EN REMBOURSEMENT DE 457 052 703 OBLIGATIONS (non cotées) REMBOURSABLES EN UNITES EMISES EN AVRIL 1998.

Le présent prospectus est disponible sans frais :
au siège social d'Eurotunnel SA – 140-144, Boulevard Malesherbes, 75017 Paris,
au siège social d'Eurotunnel plc – Cheriton Parc, Cheriton High Street, Folkestone, Kent CT19 4QS
et dans les bureaux du cabinet Herbert Smith, Exchange House, Primrose Street, Londres EC2A 2HS.

VISA DE LA COMMISSION DES OPERATIONS DE BOURSE

En application des articles L. 412-1 et L. 621-8 du Code Monétaire et Financier, la Commission des opérations de bourse a apposé le visa n° 02-622 en date du 27 mai 2002 sur le présent prospectus préliminaire, conformément aux dispositions de son règlement n° 98-01. Ce prospectus a été établi par l'émetteur et engage la responsabilité de ses signataires. Le visa n'implique ni approbation de l'opportunité de l'opération, ni authentification des éléments comptables et financiers présentés. Il a été attribué après examen de la pertinence et de la cohérence de l'information donnée, dans la perspective de l'opération proposée aux investisseurs.

Ce prospectus ne doit être ni publié, ni distribué vers ou sur le territoire des Etats-Unis d'Amérique, du Canada et du Japon. Le présent prospectus ne constitue ni une offre en vue de céder, acquérir, échanger, transférer ou souscrire à des valeurs mobilières ni une sollicitation à une telle offre aux Etats-Unis ou dans toute autre juridiction. Des valeurs mobilières ne peuvent être offertes ou cédées aux Etats-Unis en l'absence d'enregistrement ou une exemption à l'enregistrement conformément au US Securities Act de 1933, tel que modifié (le "Securities Act"). Dans le cadre de l'opération décrite au Chapitre I du présent prospectus, ni Eurotunnel, ni tout autre participant à cette opération, n'a l'intention d'inscrire des valeurs mobilières sous le régime du Securities Act ou auprès d'une autorité de régulation des valeurs mobilières d'un Etat quelconque ou d'une autre juridiction située aux Etats-Unis.

Tableau de concordance avec la nomenclature du Règlement COB 98-01

Le présent prospectus a été établi selon une structure sensiblement différente de celle indiquée dans l'instruction prise par la Commission des opérations de bourse en application de son Règlement n° 98-01.

Le tableau de concordance reproduit ci-après est destiné à permettre aux investisseurs d'identifier plus rapidement un certain nombre d'informations figurant dans le présent prospectus. Ce tableau n'est pas exhaustif. En outre, l'attention des investisseurs est attirée sur le fait que ces seules informations ne permettent pas de se forger une opinion suffisante sur le Groupe et les investisseurs sont par conséquent invités à lire l'ensemble du prospectus avant de prendre une décision d'investissement.

Section du règlement COB 98-01	Rubriques	Chapitre	§
I.1.1	NOMS ET FONCTIONS DES RESPONSABLES DU PROSPECTUS	X	3
I.1.2	ATTESTATIONS DES RESPONSABLES	X	2 et 3
I.1.3	NOMS ET ADRESSES DES CONTRÔLEURS LÉGAUX	X	1
3.2	RENSEIGNEMENTS DE CARACTÈRE GÉNÉRAL CONCERNANT LE CAPITAL	VIII	2.1 à 2.6, 2.11
3.3	RÉPARTITION ACTUELLE DU CAPITAL ET DES DROITS DE VOTE	VIII	2.11
3.4	MARCHÉS DES TITRES DE L'ÉMETTEUR	I VIII	8 2.3
3.5	DIVIDENDES	VIII IV	2.7, 3.2 et 2.8.1 5
4.1	PRÉSENTATION DE L'ACTIVITÉ DU GROUPE	II	1 à 14
4.1	CONCURRENCE À LAQUELLE EST SOUMISE L'ÉMETTEUR	III	3,4 et 5
4.1	PRÉSENTATION DE LA CONCESSION	VII	1
4.2	CLIENTS ET FOURNISSEURS IMPORTANTS	VIII IV	11 4.2
4.7.2	FAITS EXCEPTIONNELS ET LITIGES	II IV VII VIII	4.1 et 8.2 4.5 3 13
4.4	INVESTISSEMENTS RÉCENTS	II	12
4.7	INFORMATIONS SUR LES RISQUES DE L'ÉMETTEUR	IV	1 à 6
6.1	COMPOSITION DU CONSEIL D'ADMINISTRATION	VIII	4.2
6.2	INTÉRÊTS DES DIRIGEANTS DANS LE CAPITAL DE L'ÉMETTEUR	VIII	4.3
6.2.1 et 6.3.2	OPTIONS ET BONS CONSENTIS AUX DIRIGEANTS ET AUX DIX PREMIERS SALARIÉS ATTRIBUTAIRES, ET EXERCICE PAR CES DERNIERS	VIII	7.6
6.2	RÉMUNÉRATION DES DIRIGEANTS	VIII	4.4, 4.5 et 6

CHAPITRE I

REMBOURSEMENT ANTICIPÉ DES ORU

1. Introduction

Le 26 mars 2002, Eurotunnel a annoncé son intention d'offrir aux titulaires d'ORU une possibilité de remboursement anticipé de leurs ORU en Unités Nouvelles. Les 7, 23 et 24 mai 2002, Eurotunnel a annoncé, par communiqués, des modifications à cette offre et aux termes de l'Offre de Rachat des Droits aux Intérêts Différés, dont les modalités sont exposées dans ce Chapitre I. Le Chapitre IX contient les définitions s'appliquant à l'ensemble du présent prospectus.

2. Termes et Conditions des ORU

Les ORU ont été émises le 7 avril 1998 par Eurotunnel, lors de la réalisation de sa Restructuration Financière. 645 161 300 ORU ont été émises pour une valeur nominale totale de FRF4 496 774 261 (soit €685 528 817) et £451 612 910 (soit, sur la base d'un taux de change de £1 = FRF9,29, un total de FRF8 692,3 millions ou €1 325 millions, ou £936 millions), en conversion de 11,68% de la dette junior d'Eurotunnel existant alors. Chaque ORU est composée d'une obligation d'une valeur nominale de €1,06257 émise par FM, jumelée à une obligation d'une valeur nominale de £0,70 émise par EFL. Les ORU ne sont pas cotées sur une bourse de valeurs.

Sauf remboursement anticipé en Unités ou en numéraire, ces ORU seront remboursées le 31 décembre 2003 par l'émission de nouvelles Unités. Le Contrat d'Émission des ORU prévoyait initialement l'émission d'une Unité en remboursement de chaque ORU. Suite à l'augmentation de capital avec maintien du droit préférentiel de souscription des actionnaires réalisée en 1999, la parité de remboursement a été ajustée, conformément au Contrat d'Émission, pour être portée à 1,01 Unité nouvelle par ORU, chaque obligation émise par FM étant remboursable par l'émission de 1,01 action ordinaire de ESA et chaque obligation émise par EFL étant remboursable par l'émission de 1,01 action ordinaire de EPLC.

Les ORU portent intérêt au taux de 4,45% l'an, exigible semestriellement à terme échu le 25 janvier et le 25 juillet de chaque année, la dernière date de paiement des intérêts étant le 25 janvier 2004, au titre de la période de référence se terminant le 31 décembre 2003. FM et EFL ont la possibilité de différer le paiement en numéraire de la totalité de l'intérêt jusqu'à la date de remboursement des ORU, dans l'hypothèse où ces sociétés seraient dans l'incapacité de payer en numéraire la totalité de l'intérêt à une quelconque date de paiement d'intérêt. A la date de remboursement, Eurotunnel devra régler la totalité des intérêts différés en numéraire dans la limite des fonds disponibles, puis, dans certaines limites, par l'émission d'Obligations de Stabilisation. Sur cette base, le paiement de l'ensemble des intérêts dus à ce jour sur les ORU a été différé. En avril 1999, Eurotunnel a offert aux titulaires d'ORU la possibilité d'obtenir le remboursement anticipé de leurs titres, à une parité de 1,3 ORU pour une Unité nouvelle. Environ 29,2% des ORU ont fait l'objet de ce remboursement anticipé, 457 052 703 ORU restant en circulation à la date de ce prospectus.

Dans le cadre de sa Restructuration Financière, Eurotunnel a procédé, en février 1998, à l'attribution gratuite de deux séries de bons de souscription d'Unités aux titulaires d'Unités : les Bons 2001 et les Bons 2003.

Les 919 553 419 Bons 2001, attribués gratuitement en 1998, donnaient initialement droit de souscrire à un total de 114 944 177 Unités (huit Bons 2001 donnant droit à une Unité). Compte tenu de l'ajustement intervenu à la suite de la dernière augmentation de capital en 1999, huit Bons 2001 donnaient droit de souscrire à 1,02 Unité à un prix de FRF5,84 (€0,89) et de £0,59. Au cours de l'exercice 2000, 142 738 Bons 2001 ont été exercés conduisant à l'émission de 18 145 Unités. Au cours de l'exercice 2001, 4 249 414 Bons 2001 ont été exercés conduisant à l'émission de 541 873 Unités. La période d'exercice des Bons 2001 s'est terminée le 31 décembre 2001.

919 553 419 Bons 2003 ont été attribués donnant initialement droit de souscrire à 306 517 806 Unités (trois Bons 2003 donnant droit à une Unité). Compte tenu de l'ajustement intervenu à la suite de la dernière augmentation de capital en 1999, trois Bons 2003 donnent droit de souscrire à 1,02 Unité à un prix d'exercice de €1,02 et £0,68 ce qui revient, au taux de change de £1 pour €1,62, à un prix de souscription d'une Unité de €2,08 ou £1,28. Ces Bons 2003 sont exerçables jusqu'au 31 octobre 2003 inclus. Au 31 décembre 2001, 483 352 Bons 2003 avaient été exercés. Il restait donc, 919 070 067 Bons 2003 en circulation donnant droit de souscrire à un total de 312 483 822 Unités, la période d'exercice se terminant le 31 octobre 2003.

Eurotunnel doit affecter le produit de l'exercice des Bons 2003, en vertu de l'*Equity Note Trust Deed*, au remboursement en numéraire d'un maximum de 178,5 millions d'ORU à leur valeur nominale augmentée des primes de remboursement spécifiées dans l'*Equity Note Trust Deed*. Dans l'hypothèse où tous les Bons 2003 seraient exercés, le produit de leur exercice permettrait, au maximum, de rembourser 39% des ORU en numéraire. Le solde, soit environ 278,6 millions d'ORU serait remboursé, le 31 décembre 2003, sur la base de 1,01 Unité nouvelle par ORU. Eurotunnel ne peut, de sa propre initiative, procéder à un remboursement anticipé des ORU, sauf dans le cas où un tel remboursement anticipé serait nécessaire pour rétablir les capitaux propres au niveau des seuils minimaux requis par les réglementations française et britannique. Tout rachat d'ORU par Eurotunnel est expressément interdit.

Depuis leur émission en 1998, les ORU, qui ne sont pas cotées, se sont négociées de gré à gré sur le marché secondaire de la dette, avec une décote par rapport à la valeur de l'Unité sous-jacente.

3. Offre de Remboursement Anticipé

Après avoir étudié l'intérêt d'une opération de remboursement anticipé des ORU pour les actionnaires en général, Eurotunnel a décidé d'offrir aux titulaires d'ORU le remboursement anticipé de tout ou partie de leurs titres, à la parité contractuelle de remboursement de 1,01 Unité Nouvelle pour 1 ORU.

Les titulaires d'ORU qui choisiront d'apporter leurs titres à l'Offre de Remboursement conserveront leurs droits sur les intérêts différés attachés aux ORU remboursées au titre de la période allant du 15 octobre 1996 jusqu'au 25 janvier 2002, mais devront renoncer aux intérêts à courir après le 25 janvier 2002. Le prix de négociation des ORU peut varier substantiellement notamment en fonction des volumes négociés et du prix de l'Unité sous-jacente. Le 22 mars 2002, (dernier jour de bourse de la semaine précédant l'annonce de l'Offre le 26 mars 2002), le cours de clôture de l'Unité sur Euronext Paris s'élevait à €1 (soit £0,62 au taux de change alors en vigueur de £1 pour €1,62). Le 22 mars 2002, les ORU se négociaient à environ €0,9116 (ou £0,5627 au taux de change mentionné ci-dessus).

Sous réserve de l'approbation des actionnaires lors des assemblées générales d'ESA et d'EPLC devant se tenir le 30 mai 2002 et des autres conditions visées ci-dessous, le remboursement des ORU par l'émission des Unités Nouvelles devrait être réalisé le 17 juillet 2002. Le nombre des Unités Nouvelles attribuées aux titulaires d'ORU dans le cadre de l'Offre sera arrondi au nombre entier inférieur et aucun paiement ne sera effectué au titre des rompus.

L'Offre de Remboursement est subordonnée à ce qui suit :

(i) approbation par les actionnaires, réunis le 30 mai 2002 en Assemblée Générale Mixte de ESA et Assemblée Générale Annuelle de EPLC, des résolutions autorisant l'émission des Unités Nouvelles à attribuer en remboursement des ORU dans le cadre de l'Offre ;

(ii) admission à la cotation des Unités Nouvelles sur le Premier Marché par Euronext Paris S.A ;

(iii) admission à la cotation des Unités Nouvelles sur l'*Official List* par la *UK Listing Authority* ; et

(iv) réalisation des opérations financières décrites au paragraphe 9 ci-dessous.

Toutefois, si les opérations mentionnées au (iv) ci-dessus n'étaient pas réalisées ou si les conditions de ces opérations étaient modifiées, Eurotunnel pourra, s'il le souhaite, renoncer à la condition (iv) et poursuivre la réalisation de l'Offre.

L'Offre a débuté le 24 avril 2002 et devrait prendre fin le 10 juillet 2002 à minuit, heure de Paris.

L'annonce du nombre de titres apportés à l'Offre devrait être effectuée le 11 juillet 2002, le remboursement anticipé des ORU apportées à l'Offre et l'admission des Unités Nouvelles devraient intervenir vers le 17 juillet 2002, l'obtention du visa définitif de la COB étant prévue immédiatement avant cette date.

Le Contrat d'Émission des ORU soumis au droit anglais (l'*Equity Note Trust Deed*) a été modifié de telle sorte que, en toutes circonstances et quel que soit le taux de réponse à l'Offre, les titulaires d'ORU n'apportant pas leurs titres à l'Offre conserveront la possibilité d'être remboursés en numéraire et en Unités dans la même proportion que celle prévue au titre des accords de financement d'avril 1998.

Il est précisé, en tant que de besoin, que le représentant des titulaires d'ORU (le "*Trustee*") a exprimé l'opinion selon laquelle les modifications apportées au Contrat d'Émission ne portent pas atteinte de manière significative aux intérêts des titulaires d'ORU. En conséquence, et conformément au Contrat

d'Émission, le vote des titulaires des ORU réunis en assemblée générale extraordinaire n'est pas requis pour l'approbation de ces modifications.

4. Rachat des Droits aux Intérêts Différés

Les titulaires d'ORU qui choisiront d'apporter leurs titres à l'Offre conserveront leurs droits sur les intérêts différés attachés aux ORU, pour la période allant du 15 octobre 1996 jusqu'au 25 janvier 2002. Les titulaires d'ORU acceptant l'Offre pourront choisir de céder à Eurotunnel leurs Droits aux Intérêts Différés. Le prix payé par Eurotunnel pour les Droits aux Intérêts Différés attachés à chaque ORU remboursée de manière anticipée sera de €0,103178 (soit approximativement 20% de la valeur nominale des Droits aux Intérêts Différés), pour les titulaires d'ORU qui ont accepté l'Offre avant le 22 mai 2002 à 17 h (heure de Paris). Ce prix sera de €0,092860 (soit environ 18% de la valeur nominale des Droits aux Intérêts Différés) pour les titulaires d'ORU qui accepteront l'Offre après cette heure mais avant la clôture de l'Offre.

Les termes de l'Offre de Rachat des Droits aux Intérêts Différés tels qu'amendés prévoyaient que le montant maximal des Droits aux Intérêts Différés pouvant être rachetés ne peut excéder le moins élevé de ces deux montants : (i) un montant correspondant à un prix d'achat total de €26 millions (en prenant l'hypothèse pour les seuls besoins de ce calcul que le prix d'achat est de €0,103178) et (ii) le montant effectivement apporté au 22 mai 2002 à 17 h (heure de Paris). A cette date, le montant global des Droits aux Intérêts Différés apportés valablement était environ de £1,6 million et €2,5 millions, représentant un prix global d'achat d'environ €1 million (au taux de change de £1 : €1,62) qui constituera le montant maximum à affecter au rachat des Droits aux Intérêts Différés. Dans l'hypothèse où le montant total des Droits aux Intérêts Différés qui auront été valablement apportés à l'Offre excéderait ce montant maximal, les Droits aux Intérêts Différés qui seront effectivement rachetés seront réduits au prorata. Les titulaires d'ORU qui n'auront pas choisi de céder leurs Droits aux Intérêts Différés, ou dont le montant du remboursement aura été réduit proportionnellement, conserveront leurs Droits aux Intérêts Différés attachés aux ORU remboursées. Les termes de l'Offre de Rachat des Droits aux Intérêts Différés prévoyaient que l'achat des Droits aux Intérêts Différés devait être financé à hauteur de €17,9 millions par la trésorerie disponible qu'Eurotunnel est autorisé à utiliser conformément aux termes de ses accords de financement, pour le rachat de sa dette, et à hauteur de €8,1 millions prélevé sur le nouvel Emprunt "Tranche 1A" dans l'hypothèse où celui-ci serait levé au titre des accords de financement présentés dans le paragraphe 9 ci-dessous. Etant donné que le montant à affecter au rachat des Droits aux Intérêts Différés est inférieur à €26 millions, le solde, soit environ €25 millions, sera utilisé pour racheter des participations dans le Crédit à Taux Révisable et dans le Crédit de Stabilisation dans le cadre de l'Offre de Rachat présentée ci-après au paragraphe 9.

5. Effets de l'Offre

L'un des objectifs prioritaires du Conseil est la réduction de l'endettement du Groupe.

Le remboursement anticipé des ORU apportées à l'Offre, ainsi que le rachat des Droits aux Intérêts Différés, devraient se traduire par une réduction de l'endettement du Groupe. Les charges financières du Groupe seront aussi diminuées, compte tenu de la suppression de la charge d'intérêt attachée aux ORU ainsi remboursées, restant à courir au titre de la période allant du 25 janvier 2002 au 31 décembre 2003.

Dans l'hypothèse d'un remboursement anticipé de l'ensemble des ORU dans le cadre de l'Offre, 461 623 230 Unités Nouvelles seraient émises, soit 22,15% du capital actuel d'Eurotunnel.

Certaines modifications ont été apportées à l'*Equity Note Trust Deed*, de façon à ce que les titulaires d'ORU désireux de conserver leurs titres ne voient en aucun cas la proportion de leurs titres, susceptible d'être remboursée en numéraire, modifiée du fait de l'Offre de Remboursement. De ce fait, toute réponse positive à l'Offre suivie de l'exercice des Bons 2003 pourra se traduire, par la création d'un nombre d'Unités supérieur à ce qu'il aurait été en 2003 dans le seul cadre des accords financiers mis en place en avril 1998. Dans ce cas, une partie du produit de l'exercice des Bons 2003 serait alors disponible pour permettre au Groupe de réduire encore son endettement, plutôt que d'être intégralement affectée au remboursement des ORU.

Le Conseil considère que, en valeur actualisée, sur la base des résultats futurs projetés du Groupe, les effets combinés, d'une part, de la charge d'intérêt qui pourrait résulter du remboursement anticipé des ORU et, d'autre part, de la possibilité d'utiliser une partie du produit de l'exercice des Bons 2003 pour réduire l'endettement du Groupe par le biais de rachats de dettes à un prix inférieur à leurs valeurs faciales

et diminuer ses frais financiers, font plus que compenser l'impact de l'augmentation potentielle du nombre total d'Unités émises.

L'Offre permet aux titulaires d'ORU d'échanger leurs titres contre des Unités Nouvelles, qui sont cotées et qui bénéficient d'une meilleure liquidité que les ORU. En outre, l'Offre de Rachat des Droits aux Intérêts Différés permet aux titulaires d'ORU acceptant l'Offre de recevoir en échange d'une partie de leurs Droits aux Intérêts Différés un versement en numéraire.

5.1 Réduction des charges d'intérêt et de l'endettement d'Eurotunnel

Le tableau ci-dessous présente l'incidence de l'Offre sur la situation financière d'Eurotunnel dans différentes hypothèses de taux de réponse à l'Offre.

	% d'ORU remboursées par anticipation à l'occasion de l'Offre			
Hypothèses	**25%**	**50%**	**75%**	**100%**
	(€ millions) (5)			
Aucun exercice nouveau de Bons 2003				
Economie cumulée réalisée sur les intérêts pour la période s'étendant du 25 janvier 2002 au 31 décembre 2003 (1)	22	43	65	86
Bons 2003 exercés en totalité (3)(4)				
Economie cumulée réalisée sur les intérêts pour la période s'étendant du 25 janvier 2002 au 31 décembre 2003(1)	22	43	65	86
Montant disponible pour la réduction de l'endettement au 31 décembre 2003(2)	115	230	345	460

Notes

(1) Représente l'économie globale d'intérêts réalisée sur les ORU remboursées dans le cadre de l'Offre.

(2) Représente le montant du produit des Bons 2003 dont Eurotunnel dispose pour réduire sa dette. Exclut le montant (€190 millions) rendu déjà potentiellement disponible pour la réduction de la dette lors du remboursement anticipé de mai 1999.

(3) Hypothèse d'exercice des Bons 2003 à leur date d'échéance du 31 octobre 2003. Le prix de souscription d'une Unité par exercice des Bons 2003 est de €1,00 et £0,6667 (soit au total €2,08 ou £1,2839).

(4) Une partie du produit d'exercice des Bons 2003 pourra être affectée à la réduction de la dette d'Eurotunnel. Cette partie sera égale à la proportion représentée par l'addition du nombre d'ORU apportées à l'Offre et des 188 108 597 ORU apportées à l'offre de remboursement anticipée réalisée en mai 1999, rapportée au nombre total des 645 161 300 ORU émises à l'origine. Eurotunnel restera par ailleurs tenu d'affecter le solde du produit d'exercice des Bons 2003 au remboursement en numéraire à hauteur d'approximativement 39% des ORU restant en circulation, à leur valeur nominale augmentée des primes de remboursement prévues au contrat d'émission.

(5) Ce tableau a été préparé sur la base d'un taux de change de £1 = €1,62.

5.2 Impact sur le nombre d'Unités émises au 31 décembre 2003

Le tableau ci-dessous indique l'incidence en termes de dilution du capital dans différentes hypothèses de taux de réponse à l'Offre de Remboursement, en l'absence d'exercice des Bons 2003 encore en circulation ou en cas d'exercice en totalité de ces Bons 2003 :

	% d'ORU remboursées par anticipation à l'occasion de l'Offre				
Nombre total d'Unités (en millions)	**Absence d'Offre**	**25%**	**50%**	**75%**	**100%**
Aucun exercice nouveau des Bons 2003	2 545	2 546	2 546	2 546	2 546
Bons 2003 exercés en totalité(1)	2 678	2 723	2 768	2 813	2 858

Note

(1) Au total, 5 219 472 Bons 2001 et Bons 2003 ont été exercés au 31 décembre 2001, donnant lieu à un produit de souscription reçu par Eurotunnel de €1 434 974. Eurotunnel est tenue d'affecter une partie de ce montant, sur la base décrite à la note 4 du tableau figurant au paragraphe 5.1 ci-dessus, au remboursement des ORU à leur valeur nominale augmentée des primes de remboursement prévues au Contrat d'Émission. En ce qui concerne le produit de souscription de €1 092 920 résultant de l'exercice des Bons 2001, une partie appropriée de ce produit sera utilisée pour le rachat en numéraire en juillet 2002 d'environ 0,07% des ORU restant en circulation, moyennant une prime de remboursement de 13,345% de leur valeur nominale. Ce tableau prend en compte le remboursement en numéraire des ORU par le produit de l'exercice des Bons 2001 et 2003.

En l'absence d'Offre de Remboursement anticipée et en cas d'exercice de la totalité des Bons 2003, le nombre total d'Unités nouvelles émises s'élèverait à 593 460 353, dont 312 483 822 Unités au titre de l'exercice des Bons 2003, et 280 976 531 Unités au titre du remboursement du solde des ORU.

Dans le cas où toutes les ORU seraient apportées à l'Offre et tous les Bons 2003 exercés, 774 107 052 Unités Nouvelles seraient au total émises, dont 312 483 822 Unités au titre de l'exercice des Bons 2003, et 461 623 230 Unités au titre du remboursement des ORU.

6. Impact du Rachat des Droits aux Intérêts Différés

Sur la base d'un montant maximal de Droits aux Intérêts Différés représentant, en tout, approximativement €2,5 millions et £1,6 million, la réduction de l'endettement générée par l'Offre de Rachat des Droits aux Intérêts Différés s'élèvera à environ €5,1 millions et un bénéfice d'approximativement €4,1 millions sera réalisé (calculé sur la base d'un taux de change de £1 : €1,62).

7. **Lettre des *"reporting accountants"***

La *UK Listing Authority* impose que la lettre dont la traduction suit ci-dessous soit incluse dans le prospectus d'admission britannique.

KPMG

KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB
United Kingdom

Les Administrateurs
Eurotunnel SA
140-144 boulevard Malesherbes
75017 Paris

Les Administrateurs
Eurotunnel plc.
Cheriton Parc
Cheriton High Street
Folkestone
CT19 4QS

Les Administrateurs
Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Les Administrateurs
Dresdner Kleinwort Wasserstein Limited
20 Fenchurch Street
London EC3P 3DB

27 mai 2002

Messieurs,

Eurotunnel SA et Eurotunnel plc ci-après "Les Sociétés" et leurs filiales, (ensemble ci-après "Le Groupe".)

Nous vous présentons notre rapport sur le tableau de la réduction des charges d'intérêts et de l'endettement tel qu'il figure au paragraphe 5 du Chapitre I et sur l'impact du rachat des Droits aux Intérêts Differés tel qu'il figure au paragraphe 6 du Chapitre I du prospectus d'admission britannique concernant le Groupe en date du 27 mai 2002 ("l'information financière pro forma"), qui a été préparé exclusivement à titre illustratif, afin de fournir des informations sur les conséquences que pourrait avoir le remboursement anticipé des Obligations Remboursables en Unités et l'exercice des Bons 2003 sur la charge d'intérêts et le niveau d'endettement du Groupe.

Responsabilités

Il relève de la seule responsabilité des Administrateurs des Sociétés d'établir l'information financière pro forma conformément au paragraphe 12.29 des *Listing Rules* du *Listing Authority* du Royaume-Uni (ci-après les "Listing Rules").

Il relève de notre responsabilité, conformément aux règles des *Listing Rules*, d'exprimer et de vous communiquer une opinion sur l'information financière pro forma. Concernant tous rapports émis précédemment par nos soins, et relatifs à l'information financière utilisée pour établir l'information financière pro forma, nous déclinons toute responsabilité au-delà de celle que nous devons assumer vis-à-vis des destinataires de ces rapports à leurs dates respectives d'émission.

KPMG

KPMG Audit Plc

Base de l'opinion

Nous avons réalisé nos travaux conformément aux normes relatives aux publications de notes d'information (*Statements of Investment Circular Reporting Standards*) et au bulletin 1998/8 relatif au *"Reporting on pro forma financial information pursuant to the Listing Rules"* émis par le *"Auditing Practices Board"*. Nos travaux, qui n'incluaient pas d'examen indépendant de l'information financière sous-jacente, ont essentiellement consisté à comparer l'information financière non ajustée avec les documents sources, en tenant compte des documents relatifs aux ajustements et des discussions avec les Administrateurs des Sociétés sur l'information financière pro forma.

Opinion

A notre avis :

- l'information financière pro forma a été compilée de manière adéquate, sur la base des notes figurant dans cette analyse ;
- cette base de préparation est cohérente avec les méthodes comptables du Groupe ; et
- les ajustements sont adaptés à l'information financière pro forma présentée conformément au paragraphe 12.29 des *Listings Rules.*

Nous vous prions d'agréer, Messieurs les Administrateurs, l'expression de nos sentiments distingués.

KPMG Audit Plc

KPMG Audit Plc.

8. Emission et cotation des Unités Nouvelles

Les titulaires d'ORU pourront choisir de recevoir les Unités Nouvelles sous la forme nominative ou au porteur, étant précisé que dans ce second cas, ils devront s'acquitter des droits et taxes exigibles au Royaume-Uni et applicables à l'émission de titres au porteur.

Dénomination du secteur d'activité :	596
Code Euroclear France :	12537
Mnémonique :	TNU
Code ISIN :	FR0000125379

Les Unités Nouvelles émises en remboursement anticipé des ORU seront intégralement libérées lors de leur souscription et seront assimilables aux Unités en circulation. Les Unités Nouvelles feront l'objet d'une demande d'admission sur le Premier Marché de Euronext Paris SA et sur le Premier Marché de Euronext Bruxelles SA/N.V. Les Unités Nouvelles feront également l'objet d'une demande d'admission sur la Liste Officielle (*Official List*) auprès de la *UK Listing Authority* et auprès du *London Stock Exchange* pour la négociation de ces Unités. Les Unités Nouvelles ne feront l'objet ni d'un placement ni d'une offre publique, en tout ou partie, lors des demandes d'admission. L'admission à la cotation et aux négociations des Unités Nouvelles devrait simultanément intervenir le 17 juillet 2002 à Paris, Londres et Bruxelles. Les Unités Nouvelles porteront jouissance au 1er janvier 2002. Elles seront également admises au Service de Règlement Différé (SRD).

Dans un délai de 21 jours suivant la Date de Remboursement, ESA et EPLC (i) transmettront à chaque titulaire d'ORU, optant pour les Unités Nouvelles sous forme nominative au Royaume-Uni, ou à la personne désignée par lui, un certificat relatif aux Unités Nouvelles qui lui seront délivrées et (ii) sous réserve du paiement des droits et taxes applicables au Royaume-Uni à l'émission de titres au porteur créditeront sur le compte désigné par chaque titulaire d'ORU optant pour des Unités Nouvelles au porteur, le nombre d'Unités Nouvelles auxquelles celui-ci a droit.

Un résumé du régime fiscal applicable à la détention d'Unités figure au Chapitre VIII du présent prospectus.

9. Description des propositions relatives à la dette annoncées le 26 mars 2002 telles que modifiées les 7, 23 et 24 mai 2002

Le 26 mars 2002, Eurotunnel a annoncé son intention, d'une part, de lever un nouveau financement à long terme et d'en utiliser le produit pour procéder au rachat d'une partie de sa dette actuelle, qui se négocie avec une décote substantielle par rapport à sa valeur nominale et pour procéder au remboursement au pair de manière anticipée d'autres dettes qui se négocient avec une faible décote par rapport à leur valeur faciale et, d'autre part, d'apporter certaines modifications à ses accords de financement (voir Chapitre VI, structure actuelle de la dette).

Fixed-Link Finance 2 B.V., ("FLF2"), société extérieure au Groupe Eurotunnel, se propose de procéder à une émission d'obligations notées AAA, garanties par MBIA Assurance SA, pour un montant maximum de €1 004 millions (£620 millions) ainsi qu'à une émission d'obligations notées BBB/ Baa2 / BBB- par respectivement Fitch, Moody's et Standard & Poor's, pour un montant maximum de €194 millions (£120 millions). FLF2 utilisera les produits levés lors de la réalisation définitive des émissions obligataires, afin de racheter les emprunts Tranche 1A d'un montant équivalent consentis à Eurotunnel par un investisseur institutionnel. Des informations relatives aux nouveaux Emprunts Tranche 1A figurent en Chapitre VI de ce prospectus. De plus, Eurotunnel utilisera pour l'Opération €17,9 millions des ressources actuelles de trésorerie que le Groupe est autorisé, conformément aux termes de ses accords de financement, à affecter à des achats de dette.

Eurotunnel utilisera les fonds décrits au paragraphe précédent, d'un montant total d'environ €1 216 millions (£751 millions), comme suit:

- €543 millions (£335 millions) pour le remboursement anticipé au pair d'une partie de la Tranche 1 de la Dette Junior;
- €572 millions (£353 millions) pour le rachat des Droits aux Intérets Différés tel que décrit au paragraphe 4 de ce Chapitre I et le financement de l'Offre de Rachat de certaines dettes subordonnées, soit les participations dans le Crédit à Taux Révisable et dans le Crédit de Stabilisation; et

- €102 millions (£63 millions) pour régler certains coûts annexes, incluant €24 millions afin de constituer une réserve de sécurité pour les obligations émises par Fixed-Link Finance B.V. en février 2001, le solde étant utilisé pour couvrir (i) les paiements qui seront dus aux titulaires de la Dette Senior dans le cadre du report de l'échéancier de leurs prêts, (ii) le règlement de la rémunération de MBIA au titre de son engagement de garantir à hauteur de €1 004 millions les nouvelles obligations notées AAA, (iii) les charges liées à l'émission des obligations, (iv) les frais d'assistance juridique et financière, et (v) les autres coûts associés.

L'Offre de Rachat du Crédit de Stabilisation et du Crédit à Taux Révisable a débuté le 26 mars 2002. Selon les termes de l'Offre de Rachat, tels qu'actualisés, les 7, 23 et 24 mai 2002, le prix offert par Eurotunnel pour les participations dans le Crédit à Taux Révisable représente environ 48% de leur valeur nominale et, pour les participations dans le Crédit de Stabilisation, représente entre environ 32% et 30% de leur valeur nominale, en fonction des tranches de participations apportées à l'offre. Ces prix incluent les 2 points additionnels qui seront dus pour les participations apportées au plus tard le 28 mai 2002. L'Offre de Rachat est subordonnée à des montants minima de participations dans les Crédit de Stabilisation et Crédit à Taux Révisable apportées à l'offre. Les termes actualisés de l'Offre de Rachat ont été annoncés à la suite d'un accord de principe avec les détenteurs de la majorité des participations au titre du Crédit de Stabilisation et du Crédit à Taux Révisable. Selon cet accord, ces détenteurs seraient disposés à apporter des proportions significatives de leurs détentions à l'Offre de Rachat.

L'Offre de Rachat devrait être close le 10 juillet 2002 et la réalisation définitive des acquisitions devrait avoir lieu le 12 juillet 2002. La réalisation de l'achat des participations dans le Crédit de Stabilisation et dans le Crédit à Taux Révisable, selon les montants minima requis, aurait pour conséquence une réduction nette de la dette d'Eurotunnel d'environ €672 millions (£415 millions) et une réduction de ses charges financières globales.

De plus, il est proposé de reporter l'échéancier de remboursement de la Dette Senior d'Eurotunnel (actuellement de juin 2002 à décembre 2005) à une période commençant en 2009 et s'achevant en 2012.

Ces opérations sont également subordonnées à certaines modifications, en cours, aux accords de financement d'Eurotunnel, incluant la suppression de l'obligation relative au niveau de Trésorerie d'Exploitation. Les accords des prêteurs nécessaires à la suppression de cette obligation ont été obtenus.

La mise en place de l'Offre de Rachat et le remboursement de la Tranche 1 de la Dette Junior requièrent l'accord de la BEI, de la CECA, des détenteurs de la Dette Senior et de la majorité requise des détenteurs de la Dette Junior, ainsi que du Crédit de Stabilisation et du Crédit à Taux Révisable. La période de vote expire le 29 mai 2002. La réalisation de ces opérations reste aussi subordonnée entre autres à la bonne fin des émissions obligataires par FLF2.

Des informations complémentaires sur les propositions relatives à la dette décrites dans ce paragraphe pourront être portées à la connaissance du public ultérieurement.

1 Voir paragraphe 3 ci-dessus.

CHAPITRE II

ACTIVITE D'EUROTUNNEL

1. Introduction

Sauf mention spécifique contraire, les informations figurant dans ce Chapitre II proviennent de sources internes au Groupe.

Eurotunnel est l'exploitant du Tunnel sous la Manche. Eurotunnel fournit un service de navettes fret et de navettes passagers dans ce Tunnel et contribue à un passage sûr et efficace de l'Eurostar et du Service de Trains de Marchandises par le Tunnel. Eurotunnel concède également à bail des surfaces destinées à la vente au détail situées dans ses terminaux en France et au Royaume-Uni et exploite, tant au Royaume-Uni qu'en France, une activité d'infrastructure commerciale de télécommunication et de développement foncier.

En 2001, Eurotunnel a réalisé la plus grande partie de son chiffre d'affaires grâce à trois principales sources de revenu :

- le Service Navettes Fret, assurant le transport des camions ;
- le Service Navettes Passagers, assurant le transport de voitures, de camping cars, caravanes, autocars, motocyclettes et remorques ; et
- les paiements effectués par les Chemins de Fer au titre de l'utilisation du Tunnel par Eurostar et le Service de Trains de Marchandises.

1.1 Les grandes dates

1.1.1 Le lancement du projet

- mars 1985 — Lancement par les Gouvernements français et britannique d'une consultation internationale pour la conception, la construction, le financement et l'exploitation d'une liaison fixe à travers la Manche.
- 20 janvier 1986 — Choix du projet de double tunnel ferroviaire par les gouvernements français et britannique.
- 12 février 1986 — Signature du Traité franco-britannique sur le Tunnel sous la Manche (Traité de Cantorbéry).
- 14 mars 1986 — Signature du contrat de Concession entre d'une part les gouvernements français et britannique et d'autre part France Manche SA et The Channel Tunnel Group Ltd.
- 29 juillet 1987 — Ratification du Traité et signature de la Convention d'Utilisation Ferroviaire.

1.1.2 La construction

- 15 décembre 1987 — Début du creusement côté britannique.
- 1er décembre 1990 — Première jonction historique sous la Manche entre les équipes française et britannique dans le tunnel de service, à 15,6 km de la France et à 22,3 km de l'Angleterre.
- 28 juin 1991 — Dernière jonction sur le tunnel ferroviaire nord entre les équipes françaises et britanniques.
- 10 décembre 1993 — TML livre l'ouvrage à Eurotunnel.
- 1993-1994 — Fin de l'équipement et des tests.

1.1.3 L'exploitation

- 6 mai 1994 — Inauguration officielle par la Reine Elisabeth II d'Angleterre et le Président de la République Française, François Mitterrand.
- 19 mai 1994 — Ouverture du Service Navettes Fret sur invitation et tarifs spéciaux.
- 1er juin 1994 — Passage du premier train commercial de marchandises dans le Tunnel sous la Manche.
- 25 juillet 1994 — Ouverture commerciale du Service Navettes Fret.
- 14 novembre 1994 — Passage du premier Eurostar en exploitation commerciale dans le Tunnel sous la Manche.
- 22 décembre 1994 — Ouverture commerciale du Service Navettes Passagers.
- 26 juin 1995 — Ouverture commerciale du Service Navettes Passagers pour les autocars.

1.2 Synthèse des chiffres clés du Groupe

	2001	2000	1999*
Chiffres d'affaires (€ millions)			
Navettes Eurotunnel	504,6	512,5	418,1
Chemins de Fer	344,2	338,7	333,0
Activités hors transport	44,2	92 ,9	217,7
Total	893,0	944,1	968,8
Flux de trésorerie lié aux opérations d'exploitation (€ millions)	525,7	525,6	506,4
Capitaux propres (€ millions)	1 262	1 603	1 755
Total emprunts et dette financière (€ millions)	11 556	11 290	11 208
Trafic (nombre de véhicules)			
Voitures	2 529 757	2 784 493	3 260 166
Autocars	75 402	79 460	82 074
Camions	1 197 771	1 133 146	838 776
Départs navettes			
Passagers	39 342	39 751	41 690
Fret	60 479	56 011	43 231
Effectif moyen	3 617	3 597	3 393

* Les chiffres au 31 décembre 1999 sont la conversion en euros de ceux publiés pour l'année 1999.

2. Le Système

Le système relie la France et le Royaume-Uni (le "Système"). Il comprend trois tunnels ferroviaires d'une longueur d'environ 50 kilomètres chacun, situés sous la Manche entre les deux terminaux. Deux tunnels ferroviaires à voie unique sont, en service normal, utilisés par les trains se déplaçant dans une seule direction. Le troisième tunnel, situé pour la plus grande partie de sa longueur entre les deux tunnels ferroviaires, est destiné à offrir un moyen d'évacuation sécurisé et sert également à l'entretien. Il existe par ailleurs quatre points de croisement qui, lors des travaux d'entretien sur des sections isolées des tunnels, permettent aux trains de changer de tunnel.

Les terminaux de Folkestone et Coquelles sont dotés d'un accès direct aux réseaux autoroutiers britannique et français. Ils constituent les points d'arrivée des véhicules utilisant les Services Navettes d'Eurotunnel. Chaque terminal offre à la clientèle des espaces de vente et de restauration. Les contrôles aux frontières et les vérifications de sécurité se déroulent au terminal de départ, évitant ainsi le besoin de procéder systématiquement à de tels contrôles à l'arrivée. L'ensemble du trafic ferroviaire dans le Système est contrôlé à partir du principal centre de contrôle ferroviaire situé dans le terminal britannique. Un centre de contrôle de secours est situé au sein du terminal français.

3. Services Navettes

3.1 Service Navettes Fret

3.1.1 Introduction

Le Service Navettes Fret permet de transporter entre la France et le Royaume-Uni des camions placés sur des navettes. Dans chaque terminal, les chauffeurs disposent d'installations particulières d'enregistrement, de contrôle de sécurité et de formalités douanières. Des aménagements complémentaires pour les camions sont installés à proximité des terminaux. Les chauffeurs et leurs

passagers ne voyagent pas dans leurs véhicules mais dans des wagons spécialement conçus à cet effet ("Club Car").

Pour répondre à une demande croissante, Eurotunnel procède actuellement à l'augmentation de la capacité de son Service Navettes Fret, qui peut désormais exploiter jusqu'à 13 navettes fret en période de pointe, nombre qu'il est prévu de porter à 16 d'ici janvier 2003. Le Service Navettes Fret assure actuellement un maximum de six départs par heure dans chaque sens pendant les périodes de pointe, une fréquence qui devrait passer à sept départs par heure d'ici janvier 2003. A ce jour, l'ensemble des locomotives d'Eurotunnel a été construit par la société ESCL (dans laquelle Brush Traction est un associé important). Les wagons porte-camions des huit premières navettes, fournis par TML, ont été construits par le Breda Fiat Consortium. Tous les wagons porte-camions commandés par la suite ont été construits par la société Arbel. En 2001, un nombre total de 60 479 départs de Service Navettes Fret a été enregistré, soit une progression de 8% par rapport à l'an 2000 et Eurotunnel a transporté 1 197 771 camions, soit une progression de 6% par rapport à 2000.

Eurotunnel considère que le transport routier restera, dans un futur proche, le principal mode européen de transport de fret et que les liaisons Détroit continueront à offrir l'accès le plus rapide et le plus économique entre le Royaume-Uni et l'Europe continentale (voir paragraphe 2 du Chapitre III). Le marché trans-Manche du transport de fret a enregistré une forte croissance au cours des cinq dernières années. La poursuite de cette croissance dépendra de la croissance économique en Europe, de l'essor du commerce entre le Royaume-Uni et l'Europe continentale, ainsi que du coût unitaire global des modes alternatifs de transport de fret.

Le trafic trans-Manche de camions accompagnés s'est concentré sur les liaisons Détroit parce que celles-ci constituent une voie trans-Manche plus courte et dès lors plus rapide, et offrent par ailleurs le choix entre divers transporteurs. Les volumes de fret transportés sur le marché des liaisons Détroit ont connu une croissance significative au cours des dernières années. Eurotunnel a une forte position sur le marché des liaisons Détroit. Un phénomène de concentration croissante a été observé dans le secteur du transport routier européen, des volumes toujours plus importants étant transportés par un plus petit nombre d'entreprises de plus grande taille. Le nombre de sociétés de transport routier décroît sur la liaison Détroit, le fret transporté étant de plus en plus centralisé par ces grandes entreprises de transport. Se reporter à la section "Concentration du secteur européen du transport routier" au paragraphe 3 du Chapitre IV ci-après.

Les tarifs sont négociés individuellement chaque année avec les clients du Service Navettes Fret. Eurotunnel a augmenté ses tarifs de €31,50 par traversée, avec effet le 1er janvier 2002. Aucune assurance ne peut être donnée que les effets positifs sur la recette unitaire moyenne du Service Navettes Fret seront à la mesure de cette augmentation. Cette recette unitaire moyenne ayant diminué au cours de l'année 2001, l'impact de la hausse des prix sur le chiffre d'affaires d'Eurotunnel sera quoiqu'il en soit inférieur au produit des €31,50 par le nombre des camions transportés.

Au premier trimestre 2002, Eurotunnel estime détenir légèrement plus de 42% du marché fret Détroit, soit un maintien de sa position par rapport au premier trimestre 2001.

3.1.2 Stratégie

Afin d'accroître son chiffre d'affaires du Service Navettes Fret, Eurotunnel a adopté deux stratégies principales :

- atteindre des volumes plus importants par une amélioration du service et exploiter les avantages compétitifs clés du Service Navettes Fret (rapidité et fréquence des départs) ; et
- développer le chiffre d'affaires, en augmentant les tarifs et en utilisant de manière optimale la capacité disponible en utilisant la technique dite de "*Revenue and Yield Management*" (gestion de la recette unitaire moyenne). Cette technique permet de mieux cibler les clients et de les placer en tant que priorité de l'entreprise. L'objectif principal du système *Revenue and Yield Management* est de maximiser le chiffre d'affaires par différentes techniques, en ce compris des prévisions détaillées du trafic et du chiffre d'affaires et une capacité d'utilisation optimisée.

3.1.3 Amélioration du Service Offert

Afin d'accroître ses volumes de trafic, Eurotunnel entend répondre à la demande de ses clients en augmentant la fréquence des départs du Service Navettes Fret, en recherchant une meilleure ponctualité et en améliorant de façon significative le service offert.

Pour apporter à ses clients une meilleure information sur l'évolution du trafic et pour améliorer le fonctionnement administratif, Eurotunnel développe des systèmes utilisant plus efficacement les nouvelles technologies.

Eurotunnel a amélioré l'accès des clients du Service Navettes Fret à son site Internet "eurotunnel.com". Ces clients peuvent désormais, directement sur ce site Internet, commander leurs billets à l'avance ou demander leur carte d'accès rapide.

Un système de suivi des véhicules ("SSV") est actuellement utilisé pour suivre les mouvements des véhicules dans le Système. Le SSV permet aux clients d'accéder à leurs comptes et donne aux transporteurs la localisation précise du véhicule en temps réel, ainsi que la durée de la traversée du Système. Le SSV permet aussi d'améliorer les procédures de chargement et de facturation.

Le "Revenue and Yield Management"

Afin de maximiser le chiffre d'affaires et les volumes, Eurotunnel utilise des techniques de *Revenue and Yield Management*. Alors que ces techniques ont été en grande majorité mises en œuvre pour le Service Navettes Passagers, seules certaines d'entre elles, telles que la prévision détaillée du trafic et du chiffre d'affaires ou l'optimisation des capacités, sont actuellement utilisées pour le Service Navettes Fret.

3.2 Service Navettes Passagers

3.2.1 Introduction

Le Service Navettes Passagers, assure le transport de voitures, de camping cars, caravanes, autocars, motos et remorques entre la France et le Royaume-Uni. Les billets peuvent être achetés d'avance grâce au site Internet "eurotunnel.com", par téléphone auprès du centre de service à la clientèle, auprès des agences de voyage ou lors de l'arrivée aux aires de péage. Les clients restent dans leur véhicule pendant toute la durée du parcours qui est normalement d'environ 35 minutes d'un quai à l'autre. Chaque navette passagers comprend deux sections : une section à 2 niveaux principalement destinée aux voitures et aux motos et une section à niveau unique réservée aux véhicules d'une hauteur supérieure à 1,85 mètre, à savoir principalement les autocars, minibus et voitures tractant une caravane. Neuf navettes passagers sont actuellement en service, chacune pouvant transporter jusqu'à 120 voitures et 12 autocars, ou 180 voitures.

Un total de 2,5 millions de voitures a été transporté par le Tunnel en 2001, soit un recul de 9% par rapport à 2000. La part du marché voitures détenue par Eurotunnel sur les liaisons Détroit a baissé de 1 point, passant de 51% en 2000 à 50% en 2001. Au cours du premier trimestre 2002, le volume de voitures transportées s'est élevé à 478 287, soit une diminution de 10% par rapport au premier trimestre 2001. Au cours de la même période, la part de marché d'Eurotunnel sur les liaisons Détroit était de 53%, en diminution de 6 points par rapport au premier trimestre 2001.

3.2.2 Stratégie

Le principal objectif d'Eurotunnel pour le Service Navettes Passagers est de maximiser les bénéfices à partir de la capacité existante. Eurotunnel concentre ses efforts sur les segments à plus haut rendement de son marché, à savoir le trafic des courts et longs séjours, et s'appuie sur quatre stratégies principales pour atteindre ses objectifs :

- développer l'utilisation de la technique de *Revenue and Yield Management* afin d'augmenter le chiffre d'affaires ;
- stimuler la croissance du marché par la promotion de certaines destinations, telles que le Nord-Pas-de-Calais et le Kent, par des activités promotionnelles destinées à accroître l'utilisation du Tunnel ;
- améliorer les prestations afin d'accroître la compétitivité du Service Navettes Passagers ; et
- contrôler les charges d'exploitation en continuant de rationaliser les procédures et en améliorant la productivité grâce au développement de l'automatisation.

3.2.3 Amélioration du Service offert

Les recherches effectuées auprès des clients ont démontré que le Service Navettes Passagers est considéré comme très bon et que la fidélité des clients est très élevée. Afin de s'assurer que les clients sont tenus informés à tous les points d'informations, la qualité des systèmes d'information est continuellement renforcée de façon à ce que la vitesse et l'uniformité de l'information opérationnelle soient améliorées. Eurotunnel cherche à limiter au maximum les retards à l'intérieur du Système. Un certain nombre de

projets actuellement en cours, dont l'utilisation de systèmes de reconnaissance des clients à l'enregistrement, visent à réduire les retards.

3.2.4 Revenue and Yield Management

La technique *Revenue and Yield Management* est utilisé pour le trafic voitures depuis juin 1998 et pour le trafic des autocars depuis la mi-septembre 1998.

4. Services Ferroviaires

4.1 Introduction

En 2001, Eurotunnel a réalisé 38,5% de son chiffre d'affaires grâce à l'utilisation du Tunnel par les trains de passagers Eurostar et par les trains de marchandises. Eurotunnel n'assure pas l'exploitation de ces trains, mais contribue à leur passage de manière sûre et efficace par le Tunnel.

Eurotunnel a pour objectif d'encourager la croissance du volume passagers généré par Eurostar et celle du volume fret transporté par les trains de marchandises et ce, même si Eurotunnel n'a, à titre opérationnel, aucune responsabilité ou autorité sur ces services.

L'utilisation du Tunnel par les Chemins de Fer est régie par la Convention d'Utilisation, en vigueur jusqu'en 2052. En vertu de celle-ci, les Chemins de Fer sont tenus de payer à Eurotunnel des charges annuelles fixes ainsi que des charges variables en fonction du nombre de passagers voyageant sur Eurostar et du tonnage de fret transporté à travers le Tunnel. Les charges variables sont déterminées par l'intermédiaire d'une formule de péage, applicable pendant toute la durée de la Convention d'Utilisation, qui intègre l'inflation et les ajustements effectués en cas de dépassement de certains seuils de volume.

Les Chemins de Fer doivent, jusqu'à fin novembre 2006, procéder à des paiements complémentaires mensuels de façon à porter le chiffre d'affaires annuel d'Eurotunnel au titre de la Convention d'Utilisation à un montant minimum garanti, la Charge Minimale d'Utilisation ou "MUC". Par ailleurs, les Chemins de Fer doivent payer une contribution aux charges d'exploitation du Groupe.

En 2001, Eurotunnel a perçu, au titre de la Convention d'Utilisation Ferroviaire, un montant total de €344 millions, dont €256 millions au titre des charges variables, des charges annuelles fixes et de la contribution aux charges d'exploitation et un montant de €88 millions au titre de la Charge Minimale d'Utilisation.

A compter de la fin novembre 2006, les paiements au titre de la Charge Minimale d'Utilisation ne seront plus versés. A partir de cette date, le chiffre d'affaires d'Eurotunnel dépendra du niveau des charges variables payables en fonction du nombre de passagers Eurostar et du tonnage de marchandises transportées par train, ainsi que des charges annuelles fixes et de la contribution des Chemins de Fer aux charges d'exploitation (voir paragraphe 3.2 du Chapitre IV).

Les Chemins de Fer contestent actuellement les montants payables au titre de la contribution aux charges d'exploitation au cours des dernières années (voir paragraphe 3.2 du Chapitre VII).

En février 2002, les Chemins de Fer ont unilatéralement réduit leur acompte provisionnel mensuel versé au titre de la contribution aux charges d'exploitation pour 2002, et ce d'un montant d'environ €22 millions. Eurotunnel a estimé que cette réduction constituait une violation des dispositions de la Convention d'Utilisation et a introduit une procédure en référé devant le Tribunal de Commerce de Paris. Le Tribunal estimant qu'Eurotunnel n'avait pas démontré l'urgence de la situation, a invité les parties à recourir à l'arbitrage pour mettre fin à leur différend. Eurotunnel a ainsi entamé une procédure d'arbitrage sous l'égide de la Chambre de Commerce Internationale. Le 26 avril 2002, le tribunal arbitral a condamné les Chemins de Fer à payer à Eurotunnel la totalité de la contribution provisionnelle aux charges d'exploitation pour l'année 2002. Cette sentence rendue par le tribunal arbitral est définitive.

4.2 Eurostar

Le service Eurostar est exploité conjointement par Eurostar (UK) Limited, la SNCF et la SNCB. Eurostar (UK) Limited est détenue par la société London and Continental Railways Limited ("LCR"). Inter-Capital and Regional Railways Limited, dans laquelle la SNCF, la SNCB, British Airways et National Express Group détiennent des participations, assure la gestion de la société Eurostar (UK) Limited en vertu d'un contrat de gestion.

Dans des conditions normales d'exploitation, Eurostar assure le transport de passagers par trains directs entre Paris et Londres en trois heures environ et entre Bruxelles et Londres en 2 heures et quarante minutes environ. En 2001, Eurostar détenait 66% du marché passagers Paris – Londres, de même que 58% du marché passagers Bruxelles – Londres.

On enregistre à l'heure actuelle un minimum de 14 départs Eurostar programmés chaque jour dans chaque direction entre Paris et Londres, ainsi que 7 trains journaliers dans chaque direction entre Londres et Bruxelles. Certains trains font des arrêts intermédiaires à Ashford International au Royaume-Uni et à Calais-Fréthun et Lille-Europe en France. Eurostar dessert également directement Bourg-Saint-Maurice en hiver lors de la période de vacances de ski, Disneyland Paris et débutera prochainement la desserte d'été d'Avignon.

En 2001, Eurostar a transporté 6,9 millions de passagers dans le Tunnel, soit une diminution de 3% par rapport aux 7,1 millions de passagers transportés en 2000. Au cours du premier trimestre 2002, Eurostar a transporté 1,47 million de passagers à travers le Tunnel, soit une diminution de 6% par rapport au 1,56 million de passagers transportés au cours du premier trimestre 2001. La fermeture de lignes du fait des travaux d'ingéniérie de la ligne à grande vitesse entre Londres et le terminal britannique d'Eurotunnel explique, selon Eurostar, la perte d'environ 60 000 passagers durant la même période.

4.3 Ligne à Grande Vitesse avec le Tunnel sous la Manche

La construction de la ligne à grande vitesse entre Londres et le terminal britannique d'Eurotunnel ("CTRL") a été divisée en 2 phases, une phase 1 qui relie le Tunnel à Fawkham Junction dans le North Kent et une phase 2 reliant Fawkham Junction à la gare de St Pancras au centre de Londres.

Les travaux de la phase 1 sont en cours et l'achèvement est prévu avant la fin 2003. La construction de la phase 2 a débuté en juillet 2001, l'achèvement est attendu pour 2007 au plus tôt. L'achèvement de la phase 1 devrait permettre de réduire jusqu'à 20 minutes le temps de parcours Londres-Paris et Londres-Bruxelles, portant la durée du trajet entre Paris et Londres à environ deux heures et quarante minutes et entre Bruxelles et Londres à environ deux heures et vingt cinq minutes. L'achèvement de la deuxième phase devrait permettre une réduction d'environ 15 minutes supplémentaires de la durée de ces parcours.

LCR est responsable de la construction, de l'exploitation et du financement du CTRL. En 1998, LCR a conclu des contrats avec le Groupe Railtrack en vertu duquel Railtrack (UK) Limited, une filiale de Railtrack Group plc, a accepté d'acheter à LCR la phase 1 au plus tard en 2005. En contrepartie, Railtrack obtiendrait une concession d'exploitation de la ligne lui donnant le droit de recevoir des subventions et des droits d'accès payables par Eurostar et d'autres exploitants. Le Groupe Railtrack a aussi obtenu de LCR une option d'achat de la phase 2 du CTRL, mais, en septembre 2001, il a renoncé à cette option. Le 7 octobre 2001, 4 associés d'Ernst & Young ont été nommés en qualité d'administrateurs judiciaires au sein de Railtrack plc (la filiale d'exploitation de Railtrack Group plc). Ils sont chargés de travailler, avec les administrateurs de Railtrack plc, à la prise en charge totale des affaires de la société en rapport avec la poursuite normale de l'exploitation du réseau ferroviaire en attendant leur cession à une nouvelle entité.

Le 2 avril 2002, Railtrack Group plc a annoncé qu'une offre en provenance de LCR avait été reçue en vue de l'acquisition des intérêts de Railtrack dans la phase 1 du CTRL pour un montant de £295 millions. Il a aussi été annoncé qu'une offre de Network Rail avait été reçue pour l'acquisition des droits d'exploitation de la totalité de la liaison et pour une concession de gestion de la gare de St Pancras pour un montant de £80 millions. Eurotunnel comprend que les administrateurs du Groupe Railtrack sont en train d'examiner ces offres.

4.4 Service de Trains de Marchandises

Le Service de Trains de Marchandises entre l'Europe continentale et le Royaume-Uni est exploité conjointement par la SNCF et par la société EWS. Le Tunnel est emprunté par trois catégories différentes de trains de marchandises :

- les trains intermodaux, composés de wagons transportant des conteneurs et des caisses mobiles ;
- des trains classiques transportant, en wagons fermés, des marchandises sur palettes, des composants d'automobiles ou des chargements en vrac ; et
- des trains pour le transport des voitures neuves.

Le Service de Trains de Marchandises entre en concurrence avec la plupart des modes de transport de marchandises exploités entre l'Europe continentale et le Royaume-Uni. Le service de trains intermodaux

entrent directement en concurrence avec les services de fret routier mais également avec les services de transport maritime sur navires porte-conteneurs. L'âpre concurrence qui règne entre les sociétés de transport routier sur le marché du fret trans-Manche et notamment, entre sociétés de transport routier situées en Europe continentale, a récemment exercé une pression à la baisse sur les tarifs de fret, ce qui a pour effet de rendre plus difficile pour les Chemins de Fer la concurrence avec ces entreprises de transport routier. Les marchandises transportées par le Service de Trains de Marchandises sont principalement des marchandises de faible valeur, lourdes, et qui sont moins sensibles aux exigences de ponctualité que les biens de plus grande valeur.

Le volume de fret transporté par le Service de Trains de Marchandises a enregistré une baisse de 17%, passant de 2,9 millions de tonnes en 2000 à 2,4 millions de tonnes en 2001, et n'a représenté en 2001 qu'un faible pourcentage du marché du fret trans-Manche.

Depuis le mois de novembre 2001, un nombre croissant de clandestins tentent de traverser le Tunnel en se dissimulant particulièrement dans des trains de marchandises dans, ou à proximité, du dépôt SNCF de trains de marchandises de Fréthun proche du terminal Eurotunnel de Coquelles. Ceci a eu pour conséquence une diminution importante des trains de marchandises utilisant le Tunnel car la SNCF et EWS ont, pour des raisons de sécurité, substantiellement réduit leurs services. Cette réduction des services n'aura pas d'incidence immédiate sur le chiffre d'affaires d'Eurotunnel, compte tenu de la Charge Minimale d'Utilisation payable à Eurotunnel au titre de la Convention d'Utilisation. Il est encore trop tôt pour dire dans quelle mesure ces perturbations actuelles ou futures touchant le Service de Trains de Marchandises pourraient affecter de manière négative le chiffre d'affaires d'Eurotunnel quand les dispositions relatives à la Charge Minimale d'Utilisation cesseront de s'appliquer après novembre 2006.

5. Activités hors Transport

5.1 Introduction

En 2001, Eurotunnel a réalisé un chiffre d'affaires de €44 millions, soit 5,0% de son chiffre d'affaires total, au moyen de ses activités de distribution et autres, contre un montant retraité s'élevant à €93 millions en 2000, soit 9,8% de son chiffre d'affaires en 2000. Ceci correspond à une baisse de 53% par rapport au chiffre d'affaires réalisé en 2000, pour des raisons tenant essentiellement à l'absence de vente de câbles en 2001. Au cours de l'exercice 2000, €65 millions du chiffre d'affaires réalisé dans le domaine des activités hors transport provenaient des activités d'infrastructure de télécommunications, générant une marge de €53 millions. En 2001, ces activités ont généré un chiffre d'affaires de €12 millions et une marge de €12 millions.

5.2 Activités de distribution

Suite au retrait progressif de BAA plc au cours du premier trimestre 2001, Eurotunnel a choisi de gérer plus directement les installations de vente dans les terminaux. De nouveaux locataires ont été sélectionnés en mars 2001 pour les deux terminaux de passagers. Les loyers dont sont redevables les locataires sont dans certains cas partiellement déterminés par référence au chiffre d'affaires de l'activité de distribution concernée.

5.3 Infrastructure de télécommunications

Le chiffre d'affaires de cette activité provient essentiellement des redevances de mise en place et d'entretien de câbles fibres optiques dans le Tunnel pour les entreprises de télécommunication. Aucun câble n'a été installé au cours de l'année 2001. L'activité de maintenance s'est poursuivie en ce qui concerne les câbles installés les années précédentes.

5.4 Promotion immobilière

Eurotunnel gère et est propriétaire de parcelles de terrains situés à proximité de ses terminaux français et anglais. Eurotunnel a l'intention de vendre ou de louer ces terrains ou immeubles dans le cadre de projets susceptibles de valoriser la zone située à proximité des terminaux et dans le cas où cela pourrait permettre une utilisation accrue du Tunnel.

6. Capacité

6.1 Le Système

6.1.1 Le Tunnel

La capacité du Tunnel est exprimée en sillons standards par heure par sens. Un sillon standard est défini à partir du temps que prend une navette pour parcourir la portion du Système qui, en exploitation normale, est utilisée par tous les autres trains qui empruntent le Tunnel.

L'un des facteurs clés qui déterminent la capacité du Tunnel est le système de signalisation. Le Système permet actuellement 20 sillons standard à l'heure dans chaque direction. En vertu de la Convention d'Utilisation, les Chemins de Fer ont le droit d'utiliser jusqu'à 50% de la capacité horaire dans chaque direction. En raison de leur rapidité ou de leur lenteur respective par rapport aux Services Navettes Fret et Passager d'Eurotunnel, Eurostar et le Service de Trains de Marchandises utilisent davantage qu'un sillon standard pour le passage d'un de leurs trains. Aux heures de pointe, les vitesses peuvent être ajustées de façon à maximiser le nombre de trains et de navettes empruntant le Tunnel. Le nombre maximum de sillons utilisés en 2001 par les Services Navettes Fret et Passagers a été de dix par heure dans chaque direction. La société estime qu'elle peut porter la capacité du Système à 24 sillons standards à l'heure dans chaque direction, l'utilisation intégrale de cette capacité exigeant toutefois une amélioration de la puissance électrique de traction des équipements fixes.

Eurotunnel estime qu'il est possible, à court ou moyen terme, d'accroître la capacité notamment par l'augmentation de la puissance des locomotives tractant les navettes de façon à permettre l'utilisation de trains plus longs et d'améliorer les temps de parcours.

Eurotunnel estime en outre qu'à long terme, il devrait être possible d'augmenter encore la capacité grâce aux moyens suivants :

- modification des navettes passagers, de façon à permettre le transport d'un plus grand nombre de voitures ;
- amélioration du système de signalisation ferroviaire grâce à un système de blocs mobiles compatible avec le Système de Contrôle Ferroviaire Européen (dont Eurotunnel estime qu'il sera mis en œuvre sur le CTRL), ce qui devrait permettre d'accroître le débit du Tunnel ;
- obtention de vitesses d'exploitation plus uniformes pour les divers types de trains, ce qui devrait accroître la capacité du Système. A l'heure actuelle, les trains de marchandises circulent dans le Tunnel à une vitesse de 80 – 120 kilomètres à l'heure, alors que les trains Eurostar peuvent y atteindre une vitesse de 140 – 160 kilomètres à l'heure. Ce différentiel de vitesse utilise une grande partie de la capacité du Système et impose à Eurotunnel de laisser entre les trains des intervalles plus importants que ceux qui seraient nécessaires si ceux-ci roulaient à des vitesses uniformes ; et
- l'introduction de l'Exploitation Ferroviaire Automatique, un système informatique embarqué qui devrait assurer une utilisation efficace des capacités d'infrastructure grâce à une amélioration de la régularité de l'exploitation des navettes.

Depuis le début de l'exploitation, Eurotunnel a été soumis au contrôle de la Commission Intergouvernementale ("CIG"). La CIG a dans le passé imposé des limitations en matière de développement de l'exploitation, notamment quant aux distances minimales entre certains trains dans le Tunnel.

6.1.2 Les Terminaux

Les terminaux français et britannique ont été conçus de façon à permettre de porter de 8 à 16 le nombre de quais d'embarquement de chaque terminal. Deux quais supplémentaires sont en phase finale de réalisation et devraient être mis en service commercial en novembre 2002.

6.2 Matériel Roulant

Eurotunnel a augmenté la capacité de son Service Navettes Fret, qui exploite désormais 13 navettes fret disponibles pour le service commercial, un nombre qu'il est prévu de porter à 16 d'ici janvier 2003. Trois navettes supplémentaires ont été livrées à Eurotunnel, mais avant qu'elles ne soient mises en service commercial, la construction de 2 nouveaux quais d'embarquement auxquels il est fait référence ci-dessus,

doit d'abord être effectuée. Le Service Navettes Passagers exploite neuf navettes permettant quatre départs par heure au maximum. Il n'existe pas actuellement de projet d'acquisition de nouvelles navettes passagers.

6.3 Services Ferroviaires

En vertu de la Convention d'Utilisation, les Chemins de Fer ont le droit d'utiliser jusqu'à 50% de la capacité maximale du Tunnel permise par le système de signalisation. Ceci correspond actuellement à dix sillons par heure dans chaque direction pour Eurostar et pour le Service de Trains de Marchandises. Les trains de marchandises transportent actuellement une charge moyenne de 400 tonnes chacun, certains d'entre eux pouvant toutefois transporter jusqu'à 900 tonnes de fret. Une augmentation de la charge de chaque train permettrait aux Chemins de Fer d'accroître le tonnage de fret transporté sans utilisation supplémentaire de la capacité du Tunnel. De la même manière, l'augmentation des taux d'occupation des trains Eurostar permettrait d'accroître le nombre de passagers transportés sans utilisation supplémentaire de la capacité du Tunnel. Conformément aux dispositions de la Convention d'Utilisation, Eurotunnel peut faire usage de toute capacité excédentaire non utilisée par les Chemins de Fer si ceux-ci n'ont pas confirmé leurs besoins de capacité avant la veille. L'utilisation de cette capacité excédentaire donne à Eurotunnel une flexibilité supplémentaire en vue de l'organisation des départs des Services Navettes.

7. Fiabilité du Système

7.1 Disponibilité du Tunnel et entretien

Les performances et la fiabilité du Système ont été considérablement améliorées depuis que le Tunnel est ouvert. Le manque de fiabilité de certains éléments du Système, tels les voies ferrées et le matériel roulant, avait dans le passé été source de perturbation du trafic. Cette situation a été très nettement améliorée, grâce à la correction d'un certain nombre de défaillances techniques et à la mise en œuvre d'un nouveau programme de nettoyage, de surveillance et d'entretien des équipements fixes. La maintenance hebdomadaire programmée du Tunnel est organisée et structurée de façon à encourager une utilisation efficace du Tunnel et à réduire autant que possible les perturbations affectant les activités commerciales. Des actions ont aussi été prises pour réduire les perturbations liées aux intrusions des clandestins (voir ci-dessous "Sécurité et clandestins" au paragraphe 8 de ce Chapitre II).

Eurotunnel se donne pour objectif de limiter globalement à moins de 1% le niveau des perturbations de service dues à des pannes des équipements fixes, et ce malgré la croissance continue du trafic. La disponibilité du Tunnel a été maintenue à 99% pour l'année 2001. Eurotunnel continue à suivre et à analyser les causes des perturbations et à élaborer des plans d'amélioration de la qualité du service.

7.2 Remplacement des rails

Des études réalisées en 1999 ont permis de définir les principales causes de remplacement des rails du Tunnel : le fissurage lié à l'usure, la corrosion et la vétusté. La durée de vie des rails est maximisée grâce à un suivi et un contrôle stricts de l'interface roue/rail. Les rails du Tunnel ainsi qu'une partie de ceux des terminaux ont été remplacés entre décembre 1999 et fin 2001.

Il est prévu que la durée de vie des rails devrait pouvoir être allongée grâce à l'installation d'équipements permettant de détecter les défauts des roues et de permettre des réparations précoces. Cependant, l'augmentation du tonnage supporté par les rails du Tunnel jusqu'au total prévu de 150 millions de tonnes brutes par an devrait imposer à Eurotunnel de procéder à un nouveau remplacement des rails dans un délai de quatre à cinq ans.

7.3 Entretien et disponibilité du matériel roulant

Eurotunnel se donne également pour objectif de continuer à accroître sa capacité de transport en faisant un usage plus intensif de son matériel roulant. Ceci nécessite une amélioration de la fiabilité du matériel roulant avant de modifier ses procédures d'entretien en allongeant les phases d'utilisation.

Les programmes de réparation et d'entretien d'Eurotunnel ont contribué à l'amélioration de la fiabilité des locomotives électriques utilisées par le Service Navettes Fret et le Service Navettes Passagers. Les objectifs poursuivis par Eurotunnel à l'occasion de la planification de l'entretien sont les suivants :

- veiller au respect des exigences de sécurité ;
- éviter l'immobilisation du matériel roulant pour des périodes trop longues ; et
- maximiser le nombre de navettes disponibles aux heures de pointe.

Dans le cadre des programmes actuels d'entretien, il est procédé tous les 15 jours à l'entretien essentiel et aux vérifications de sécurité et, tous les 30 jours, il est procédé à un entretien de base pour les navettes de fret et les navettes passagers. Des vérifications d'entretien plus approfondies sont réalisées tous les 18 mois, à l'exception de celles relatives aux systèmes d'embarquement de passagers pour navettes à niveau unique dont la périodicité est de 12 mois.

Le taux d'annulation des départs du Service Navettes Passagers dû à des défaillances du matériel roulant était de 1,1% en 2001 (2000 : 1,0%). Le taux d'annulation du Service Navettes Fret dû à des défaillances du matériel roulant était de 2,0% en 2001 (2000 : 2,9%). Eurotunnel met en œuvre des programmes de simplification et de rénovation visant à réduire les besoins futurs d'entretien et à accroître la fiabilité.

8. Sécurité et Sûreté

8.1 Sécurité du Système et des Services Navettes

Le souci de sécurité et de sûreté est l'élément central de la conception d'ensemble et des procédures d'exploitation du Système. Celui-ci a été conçu sous le contrôle de la Commission Inter-Gouvernementale et du Comité de Sécurité. (voir paragraphe 8.4 ci-dessous). Chaque phase de la conception initiale a été examinée par la CIG, qui a fait connaître qu'elle n'avait pas d'objections à formuler quant à cette conception.

Les caractéristiques de sûreté du Système et des Services Navettes comprennent les éléments suivants :

- la conception de deux tunnels séparés, ce qui réduit considérablement le risque de collision frontale ;
- une sécurisation de l'accès d'urgence et d'évacuation par le tunnel de service ;
- un système de signalisation de pointe, intégrant une protection automatique des trains. Ces modalités permettent de réduire le risque de collision de tout type ;
- l'infrastructure du Tunnel. Chaque tunnel se situe en moyenne à une profondeur de 25 à 45 mètres en dessous du fond de la mer et ses parois sont recouvertes de béton renforcé (ou occasionnellement de fonte) ;
- des dispositifs de détection des incendies dans le Système et dans l'ensemble des navettes ainsi que des équipements d'extinction des incendies dans toutes les navettes passagers (qui intègrent des systèmes automatiques embarqués) et dans les wagons Club Car sur toutes les navettes de fret (contenant des extincteurs à main) ;
- des portes coupe-feu installées dans toutes les navettes passagers permettant de circonscrire les incendies ;
- un système de ventilation renouvelant l'air du tunnel de service à une pression légèrement supérieure à celle des tunnels ferroviaires, ce qui améliore les conditions de sécurité d'évacuation des passagers et permet de sécuriser les interventions des services d'urgence ; et
- l'interdiction de transporter certains produits dangereux dans le Tunnel.

A la suite de l'incendie à bord d'un camion en 1996, un système embarqué de lutte contre l'incendie recourant à une pulvérisation d'eau à haute pression de façon à éteindre tout incendie survenant sur une navette de fret a été développé. Ce système va faire l'objet d'une mise en place progressive sur le parc du Service Navettes Fret à partir de 2003.

En avril 1999, Eurotunnel s'est vu accorder une certification ISO 9002 pour le tunnel et les travaux relatifs aux équipements fixes, y compris l'entretien de l'équipement et les travaux de soutien connexes, la formation, les achats et l'assurance qualité. En mai 1999, ce certificat a été étendu au Service Navettes Fret (y compris le matériel roulant) de même qu'aux Services Ferroviaires. En février 2001, ce certificat a été étendu au Services Navettes Passagers. Eurotunnel a l'intention de développer des programmes supplémentaires afin d'améliorer le suivi et la protection de la santé de ses salariés. En outre, une initiative globale en matière d'environnement sera mise en œuvre de façon à améliorer le respect des normes en matière d'environnement, dans le but de réaliser d'ici 2003 une mise aux normes de certification ISO 14001.

Le renouvellement et la mise à jour des dispositifs de sécurité et sûreté (le "Dossier Sécurité") est un élément central des activités d'Eurotunnel en tant qu'entreprise de transport et gestionnaire d' infrastructure à la disposition d'autres exploitants ferroviaires. Eurotunnel respecte la nouvelle législation en matière de sécurité, tant en France qu'au Royaume-Uni. Une révision du Dossier Sécurité a été finalisée au cours de l'année 2000, la prochaine mise à jour étant prévue pour 2003. La législation récemment adoptée au Royaume-Uni a pour effet de subordonner la révision du Dossier Sécurité à l'approbation de la CIG.

Le Système fait l'objet de projets détaillés relatifs aux questions de sécurité et de maintien de l'ordre, et ce afin de répondre aux exigences des autorités françaises et britanniques. A titre d'exemple, les mesures de sécurité suivantes ont été prises en vue de la protection du Système :

- contrôle des accès au périmètre des terminaux ;
- surveillance par télévision en circuit fermé; et
- utilisation d'une technique de pointe pour la fouille de véhicules sélectionnés de manière aléatoire.

Les mesures de sécurité et de sûreté propres à l'Eurostar et au Service de Trains de Marchandises ont été développées par les Chemins de Fer après discussions avec chaque gouvernement concerné qui les ont approuvées. Ces mesures qui relèvent de la responsabilité des Chemins de Fer ont été soumises par Eurotunnel à la Commission Inter-Governementale. Les Chemins de Fer consultent et collaborent avec Eurotunnel en sa qualité de gestionnaire de l'infrastructure pour le développement continu et la mise en œuvre de ces mesures de sécurité. Les gouvernements français et britannique peuvent imposer à Eurotunnel et aux Chemins de Fer de mettre en œuvre et de maintenir en application les mesures de sûreté que ces gouvernement considèrent appropriées pour répondre à un danger potentiel.

8.2 Clandestins et Sécurité

En 1999, les autorités françaises ont réquisitionné un hangar situé à Sangatte sur un terrain appartenant à Eurotunnel. Ce hangar a depuis été transformé en un centre d'hébergement qui accueille jusqu'à 1 800 réfugiés arrivant dans le secteur avec l'intention de pénétrer au Royaume-Uni. Le centre, situé à proximité du terminal Eurotunnel de Coquelles, a souvent servi de base aux clandestins cherchant à pénétrer illégalement dans le Tunnel et au Royaume-Uni.

Plus de 50 000 interceptions de clandestins ont eu lieu en 2001 sur le terminal Eurotunnel de Coquelles. Au cours de l'année 2001, Eurotunnel a dépensé €9 millions en mesures de sécurité complémentaires afin de protéger le terminal de Coquelles. Chaque nuit, il y a actuellement plus de 100 gardes de sécurité qui protègent le périmètre. Une enceinte intérieure constituée de clôtures anti-escalade surmontées de fils de fer barbelés a été érigée. Des portes surmontées de fils de fer barbelés ont été installées sur toutes les voies conduisant aux plates-formes. Plus de 200 circuits de télévision interne surveillent le site alors que des dispositifs de détection de CO_2 et de mouvements ont été déployés pour détecter les clandestins cachés dans les camions.

Le Conseil d'Etat a rejeté le pourvoi en cassation formé par Eurotunnel, suite au rejet par le Tribunal Administratif de Lille de la demande en référé visant à la suspension de l'arrêté de requisition du centre d'hébergement situé a Sangatte. Parallèlement, le Tribunal Administratif de Lille a rejeté la demande au fond portant sur l'illiceité de l'arrêté de requisition. Eurotunnel a maintenant la possibilité de faire appel de ce jugement devant la Cour Administrative d'Appel de Douai. De plus, Eurotunnel comprend que les discussions entre les gouvernements français et britannique sur la fermeture du centre d'hébergement se poursuivent.

Par une décision en date du 25 septembre 2001, le *Home Office* a considéré que l'amende civile prévue à l'article 39 de l'*Immigration and Asylum Act 1999* ("Acte") était applicable au Groupe. En vertu de ces dispositions, le Groupe était passible d'une amende de £2 000 pour chaque clandestin qui pénètrerait au Royaume-Uni caché dans son Service Navettes Fret. Eurotunnel considérait que l'extension du champ d'application de ces dispositions à son encontre était sans fondement légal et constitutif d'un excès de pouvoir. La requête faite par Eurotunnel aux fins d'obtenir la suspension judiciaire de cette décision a abouti favorablement et les amendes civiles déjà infligées ont été annulées. Le *Home Office* a toutefois informé Eurotunnel en janvier 2002 qu'il considérait que les dispositifs de sécurité mis en place en 2001 constitueraient un moyen de défense recevable au sens de l'Acte, et a renoncé à l'application d'autres amendes. Le 11 avril 2002, suite à une requête conjointe d'Eurotunnel et du *Home Office*, la *High Court* a annulé la décision d'extension du champ d'application des amendes civiles aux navettes fret.

8.3 Contrôle de la sécurité par Eurotunnel

Le Conseil Commun d'Eurotunnel a constitué un comité chargé de la sécurité et de la sûreté composé de sept administrateurs, qui se réunit régulièrement avec la direction afin d'examiner toutes questions relatives à la sûreté au sein du Groupe et fournit des mises à jour régulières au Conseil Commun. Ce comité de sécurité reçoit des rapports et examens mensuels sur :

- la documentation relative aux grands enjeux de sûreté et notamment les évolutions en matière de performance dans le domaine de la sécurité et sûreté ;
- la mise au point de règles de fonctionnement et le suivi des objectifs de sécurité et de sûreté ; et
- l'organisation et la mise en œuvre des mesures de sécurité et de sûreté dans l'ensemble du Groupe.

8.4 Contrôle par les gouvernements

La Commission Intergouvernementale (CIG), dont les membres sont nommés en nombre égal par les gouvernements britannique et français, a été mise en place en vertu du Traité et de la Concession afin de superviser pour le compte des gouvernements français et britannique la construction et l'exploitation du Système au nom des gouvernements français et britannique. Sa compétence s'étend à toutes questions liées à la sécurité, à la sûreté et à l'environnement du Système. De nombreuses règles de fonctionnement doivent faire l'objet de l'approbation officielle ou d'une déclaration de non-objection de la CIG.

Le Comité de Sécurité a été mis en place en vertu du Traité et de la Concession de façon à conseiller et à aider la CIG pour toutes questions de sécurité et de sûreté dans la construction et l'exploitation du Système. Le Comité de Sécurité conseille la CIG quant au respect par le Système des dispositions de sécurité imposées par la Concession et à l'approbation des dispositifs de sécurité (y compris les règles de fonctionnement et les procédures d'urgence) applicables au Système. Le Comité de Sécurité est tenu, grâce à une équipe d'inspecteurs, de veiller à la mise en œuvre de ces mesures et pratiques de sécurité et de s'assurer du respect des lois nationales et internationales applicables, et ce pour toute la durée de la période de Concession.

9. Assurances

Les principales polices souscrites par Eurotunnel sont l'assurance dommages, l'assurance de perte d'exploitation (incluant le risque terroriste) et l'assurance responsabilité civile.

Conformément aux pratiques du marché, les couvertures au titre de l'assurance dommages et de l'assurance de perte d'exploitation sont réparties en 2 tranches. La première tranche, qui couvre les demandes d'indemnisation jusqu'à un montant de €200 millions, n'est pas renouvelable avant le 1er janvier 2003. La tranche supplémentaire (qui couvre les demandes d'indemnisation n'entrant pas dans le champs de la première tranche jusqu'à un montant de €900 millions pour chaque sinistre) a été mise en place pour la période se terminant le 31 décembre 2002. Eurotunnel estime que ce niveau de couverture est adéquat. Les demandes d'indemnisation au titre de la perte d'exploitation peuvent porter sur une période maximum de 24 mois à compter de la survenance de l'événement concerné. La couverture au titre de la responsabilité civile n'à pas à être renouvelée avant le 1er janvier 2003.

En ce qui concerne le risque terroriste, la situation est différente pour les biens situés au Royaume-Uni ou en France. La différence tient à la disponibilité de l'assurance ou de réassurance pour le risque terroriste. Au Royaume-Uni, le risque terroriste est couvert, jusqu'à un montant de €200 millions, par le biais d'une première tranche et le solde est couvert, jusqu'à un montant de €900 millions, par la société d'assurance du Groupe Eurotunnel, Gamond Insurance Company Limited. Dans les deux cas, le risque est réassuré par Pool Re, la société de réassurance du Gouvernement britannique. Le risque terroriste au Royaume-Uni a été garanti jusqu'au 1er janvier 2003. La première tranche jusqu'à €200 millions couvre tous les risques résultant d'un acte terroriste. La tranche supplémentaire jusqu'à une limite totale de €900 millions couvre les risques d'incendie et d'explosions résultant d'un acte terroriste mais exclut les pertes ou dommages résultant de toute autre forme de terrorisme.

En ce qui concerne les risques terroristes portant sur les biens situés en France, la faiblesse de l'offre dans le marché commercial de la réassurance pour ce type de risque pendant le dernier trimestre 2001 a introduit un doute sur l'accès à une telle assurance pour les sociétés françaises. En décembre 2001, toutefois, le gouvernement français a annoncé qu'il interviendrait afin de fournir la réassurance et a permis

de ce fait aux sociétés d'obtenir une assurance adéquate. La première tranche d'Eurotunnel relative aux demandes d'indemnisation jusqu' à un montant de €200 millions ne doit pas être renouvelée avant le 1er janvier 2003. La tranche supplémentaire a été mise en place à hauteur de €700 millions jusqu'au 31 décembre 2001, permettant une couverture totale de €900 millions contre les actes de terrorisme survenus sur le territoire français. Les deux tranches couvrent tous les risques résultant d'un acte terroriste en France.

10. Effectif et mouvements sociaux

Au cours de l'année 2001, Eurotunnel a eu un effectif moyen de 3 617 salariés.

Secteur*	**2001**	**2000**	**1999**
Services navettes	1 923	1 918	1 746
Services techniques	1 236	1 197	1 213
Service financier et autres	458	482	434
Total	**3 617**	**3 597**	**3 393**

*Y compris les CDD et travailleurs temporaires

Au 31 décembre 2001, 3 295 salariés d'Eurotunnel étaient soumis à des accords collectifs. En France, les salariés d'Eurotunnel Services GIE sont représentés par cinq organisations syndicales.

Au Royaume-Uni, Eurotunnel Services Limited a signé en date du 14 juin 2000 un accord volontaire de représentation syndicale unique avec le TGWU ("*Transport and General Workers Union of the United Kingdom*"). En vertu de cet accord, l'ensemble des salariés d'Eurotunnel Services Limited (à l'exception de l'encadrement) est représenté par le TGWU lors des négociations collectives, les salariés étant toutefois autorisés à adhérer à l'organisation syndicale de leur choix aux fins de leur représentation individuelle.

L'accord sur les 35 heures signé par Eurotunnel Services GIE conformément aux obligations légales avec la majorité des organisations syndicales françaises. Cet accord a permis de bénéficier des exonérations de charges sociales prévues par la "loi Aubry", et prévoit la possibilité de modulation des horaires sur l'année, ce qui permet d'adapter l'activité du personnel en fonction de la demande des services fournis par Eurotunnel.

Des instances de représentation du personnel fonctionnent de chaque côté de la Manche : le comité d'entreprise français et le *company council* britannique. Le comité d'entreprise européen (*European Works Council*) se réunit deux fois par an pour être informé ou consulté sur les questions trans-nationales relatives à l'activité du Groupe.

Eurotunnel n'a connu aucun conflit collectif de son personnel depuis 12 mois.

11. Revue de l'exploitation et analyse financière

Le texte qui suit est extrait du Rapport Annuel 2001 d'Eurotunnel.

11.1 Revue de l'exploitation

11.1.1 Service Navettes Fret

La croissance du trafic camions est restée soutenue (+ 6%) au cours de l'année. 1 197 771 camions ont été transportés en 2001, malgré les perturbations du service fret dues à l'intrusion de clandestins sur le terminal de Coquelles. La croissance du marché fret en 2001 est à 7% sur l'axe Calais/Douvres-Folkestone et à 10% sur l'ensemble du Détroit. Toutefois, au quatrième trimestre, la croissance sur ces deux marchés s'est ralentie respectivement à 4% et 6%. Dans ce contexte, Eurotunnel a maintenu sa part de marché sur Calais/Douvres-Folkestone à 48%.

La progression du marché transmanche, comme celle d'Eurotunnel, a été affectée par la fièvre aphteuse, qui a conduit à une restriction du transport de certains produits, ainsi que par le ralentissement économique général. La qualité du service fret a été perturbée par l'afflux massif de clandestins. Eurotunnel a déployé des efforts considérables pour résoudre ce problème et a effectué dans le même temps des démarches pour demander l'aide indispensable des autorités françaises et britanniques. En 2001, environ

€9 millions ont été dépensés par Eurotunnel afin de sécuriser la zone d'embarquement fret et renforcer les mesures de sécurité, ce qui a permis de rétablir la qualité de service au cours du quatrième trimestre.

Comme annoncé, Eurotunnel a augmenté à partir du 1er janvier 2002 les tarifs du service des navettes fret pour revenir à des niveaux de prix plus réalistes. L'amélioration constante de la capacité, de la flexibilité, de la rapidité et de la qualité du service fret est au cœur de la stratégie d'Eurotunnel. Avec 13 navettes disponibles pour le service commercial à la fin de 2001, le service fret d'Eurotunnel répond aux exigences sans cesse plus fortes des transporteurs en matière de délais de livraison.

11.1.2 Service de navettes passagers

En 2001, le trafic voitures d'Eurotunnel a enregistré une baisse de 9% (2 529 757 véhicules transportés) dans un marché en baisse de 6%. Ce marché a été affecté par la fièvre aphteuse et son effet négatif sur le tourisme au Royaume-Uni et, également, par les conditions météorologiques particulièrement difficiles au cours du premier semestre. Avec 52% de part de marché, Eurotunnel maintient sa position de leader pour le trafic voitures Calais-Douvres/Folkestone.

Cette baisse est due également à la diminution du nombre de passagers dont les voyages étaient liés aux achats en grande quantité de produits tels que l'alcool ou le tabac ("*express shoppers*") et dont le prix du billet (aller-retour journée) était très bas. Toutefois les segments prioritaires d'Eurotunnel en termes de revenus, la clientèle courts et longs séjours, sont en augmentation de volume de 3%. L'évolution de la structure de clientèle entraîne également une augmentation du yield moyen de 6%.

Le trafic autocars a enregistré une baisse de 5% alors que le marché diminuait de 7%. La part de marché autocars d'Eurotunnel est restée stable à 35%.

La stratégie marché passagers d'Eurotunnel est axée sur la promotion de la destination en France et au Royaume-Uni en créant des raisons sans cesse renouvelées de traverser la Manche. Eurotunnel continue de développer les partenariats avec les offices de tourisme et de promouvoir différentes attractions touristiques de chaque côté de la Manche.

11.1.3 Eurostar

Le nombre de passagers transportés dans le Tunnel par le principal client d'Eurotunnel, Eurostar, entre Paris-Londres, Bruxelles-Londres en 2001, est en baisse de 3% par rapport à 2000 (6 947 135 passagers transportés en 2001 contre 7 130 417 en 2000). En dépit de cette érosion du trafic, les perspectives d'Eurostar sont encourageantes. En effet, la construction de la ligne à grande vitesse au Royaume-Uni se poursuit dans les délais prévus. Le premier tronçon devrait être achevé avant la fin 2003, permettant un gain de temps de 20 minutes. Le second tronçon (ligne rapide entre le nord du Kent et la gare de St Pancras), dont les travaux ont débuté en 2001 et qui devrait être achevé en 2007, permettra un gain de temps additionnel de 15 minutes. Le temps de voyage Paris/Londres sera alors de moins de 2h30. L'ouverture prévue de la ligne à grande vitesse entre Bruxelles et Amsterdam donne également la possibilité d'un service direct Amsterdam/Londres, à partir de 2007.

11.1.4 Trains de marchandises

Le trafic marchandises assuré par la SNCF et EWS empruntant le Tunnel sous la Manche a baissé de 17% au cours de 2001 (2 447 432 tonnes de marchandises transportées en 2001 contre 2 947 388 tonnes en 2000). Cette baisse est liée à la poursuite des problèmes de qualité de service dans le secteur fret ferroviaire. L'activité fret présente néanmoins un potentiel de croissance très important. La part actuelle de marché du fret ferroviaire sur l'axe Continent-Royaume-Uni est marginale.

Les revenus provenant des Chemins de Fer (Eurostar et trains de marchandises confondus) se situent, pour l'essentiel, au niveau des charges minimales d'utilisation. Les revenus provenant des Chemins de fer ont représenté 38% du chiffre d'affaires en 2001.

11.1.5 Activités hors transport

Le chiffre d'affaires des activités hors transport enregistre une baisse de 53%, due à l'absence de ventes de câbles de télécommunication (6 câbles en 2000), contrecoup des difficultés conjoncturelles de ce secteur.

A partir du 1er avril 2001, l'activité distribution a été confiée, sur le terminal de Coquelles, à Hachette Distribution Services (HDS) qui gère l'ensemble de l'activité de distribution. Sur le terminal de Folkestone, Alpha Retail gère certaines boutiques qui ne sont ouvertes dans leur totalité que depuis le 30 juin, après

réaménagement de leur implantation. Ces activités ne représentent plus que 5% du chiffre d'affaires d'Eurotunnel.

11.2 Analyse Financière

L'information financière présentée ci-dessous est extraite de l'information financière exposée au Chapitre V et des comptes combinés d'Eurotunnel au 31 décembre 2001. Il est conseillé aux investisseurs de lire le document dans son ensemble et de ne pas se contenter des informations essentielles ou résumées. Afin de faciliter, dans le cadre de cette analyse, la comparaison entre les chiffes de l'année 2000 et ceux de l'année 2001, les résultats d'exploitation de l'année 2000 ont été recalculés avec le taux de change utilisé pour les résultats de 2001 (£1 = €1,631), tel qu'indiqué dans les tableaux ci-après.

11.2.1 Produits d'exploitation

	2001	**2000**	**% Variation**	**2000**
	Réalisé	**Recalculé**	**2001/2000**	**Publié**
	En millions d'Euros			
Taux de change €/£	1,631	1,631		1,630
Navettes Eurotunnel	505	513	-2%	512
Chemins de Fer	344	339	+1%	339
Activités transport	**849**	**852**	—	**851**
Activités hors transport	44	93	-53%	93
Chiffre d'affaires	**893**	**945**	**-6%**	**944**
Autres produits	27	33	—	33
Produits d'exploitation	**920**	**978**	**-6%**	**977**

Une baisse de 53% du chiffre d'affaires des activités hors transport a conduit à une diminution de 6% des produits d'exploitation qui s'élèvent à €920 millions en 2001. Ceci est dû à l'absence de vente de câbles télécom en 2001, alors que 6 câbles avaient été installés dans le tunnel en 2000. La diminution du chiffre d'affaires télécom est de €53 millions. Le revenu des services de navettes s'élève à €505 millions, ce qui représente une légère baisse de 2% par rapport à 2000 malgré un environnement commercial difficile en 2001. Les revenus provenant des Chemins de fer (€344 millions) ont augmenté de 1% et correspondent toujours, pour l'essentiel, au versement des charges minimales d'utilisation.

11.2.2 Résultat d'exploitation

	2001	**2000**	**% Variation**	**2000**
	Réalisé	**Recalculé**	**2001/2000**	**Publié**
	En millions d'Euros			
Taux de change €/£	1,631	1,631		1,630
Produits d'exploitation	**920**	**978**	**-6%**	**977**
Charges d'exploitation	(395)	(415)	-5%	(414)
Marge d'exploitation	**525**	**563**	**-7%**	**563**
Amortissements et provisions	(198)	(195)	—	(195)
Résultat d'exploitation	**327**	**368**	**-11%**	**368**

Les charges d'exploitation sont en baisse de €20 millions par rapport à l'année précédente, dont €12 millions de coûts des ventes de câbles télécom en 2000. L'absence de vente télécom a réduit le résultat d'exploitation du Groupe de €41 millions. Malgré la charge supplémentaire de €5 millions[2] due au renforcement des mesures de sécurité sur le terminal français contre les intrusions de clandestins, et

l'augmentation des départs de navettes, les charges d'exploitation pour l'année sont en diminution de 2% par rapport à 2000 hors coûts des ventes télécom. Les amortissements et provisions sont en légère hausse. Le résultat d'exploitation est donc de €327 millions, une diminution de 11% par rapport à l'année précédente.

2 En sus des €5 millions de charges d'exploitation en 2001, des investissements de €4 millions ont été réalisés pour ces mesures de sécurité.

11.2.3 Résultat net

	2001	2000
	Réalisé	**Publié**
	En millions d'Euros	
Taux de change €/£	1,631	1,630
Résultat d'exploitation	**327**	**368**
Frais financiers	(539)	(541)
Perte sous-jacente	**(212)**	**(173)**
Gains/(pertes) de change	14	(1)
Profit exceptionnel	10	1
Résultat net	**(188)**	**(173)**

Les frais financiers nets s'élèvent à €539 millions, en diminution de €2 millions par rapport à 2000. La perte sous-jacente est de €212 millions en 2001 par rapport à €173 millions en 2000.

Après avoir pris en compte des gains de change de €14 millions (2000 : perte de change de €1 million) et un profit exceptionnel de €10 millions provenant principalement d'opérations financières (2000 : €1 million) la perte nette est de €188 millions, soit une augmentation de €15 millions par rapport à 2000. Les gains et les pertes de change résultent principalement de la réévaluation des comptes courants intra-Groupe et n'ont pas d'impact sur la trésorerie du Groupe.

11.2.4 Trésorerie et couverture des intérêts

	2001	2000
	Réalisé	**Publié**
	En millions d'Euros	
Taux de change €/£	1,643	1,602
Trésorerie d'exploitation	526	525
Investissements	(135)	(113)
Trésorerie disponible	**391**	**412**
Frais financiers nets payés	(402)	(416)
Frais de contrats de couverture de taux	—	(65)
Produits d'opérations financières	15	3
Frais d'opérations financières	(4)	(1)
Rachat de dette	(11)	(3)
Produits d'émission d'actions	—	(1)
Variation de la trésorerie disponible	**(11)**	**(71)**
Couverture d'intérêts avant investissements	97%	98%
Couverture d'intérêts après investissements	72%	77%

La trésorerie d'exploitation a atteint €526 millions en 2001 par rapport à €525 millions en 2000. Le taux de couverture des intérêts avant investissements, qui mesure la proportion des frais financiers qui peut

être couverte par la trésorerie d'exploitation est de 97%, en légère diminution par rapport à 2000 (98%). Les dépenses d'investissements de €135 millions ont été essentiellement consacrées à l'augmentation de la capacité de la flotte de navettes fret. La trésorerie disponible pour le service de la dette s'élève en conséquence à €391 millions. Le taux de couverture des intérêts après investissements pour 2001 est de 72% par rapport à 77% en 2000.

11.2.10 Financement[3]

Le financement d'Eurotunnel se compose essentiellement de 3 parties : la dette classique, une zone tampon et une troisième partie qui comprend les fonds propres et les Obligations Remboursables en Unités.

Financement au 31 décembre 2001

	(en milliards d'euros)
Dette Senior	0,6
Dette Junior & Crédit à Taux Révisable	7,3
Crédit de Stabilisation, Obligations Participantes, Intérêts courus	2,6
Fonds propres & Obligations Remboursables en Unités	2,3
Total	**12,8**

La dette classique comprend €0,6 milliard de Dette Senior et Quatrième Tranche, €5,5 milliards de Dette Junior et €1,8 milliard de Crédit à Taux Révisable. 96% de cette dette porte intérêt à taux fixes jusqu'en 2004 (à 6,1% en moyenne, à l'exception de la Dette Senior et la Quatrième Tranche). La Dette Junior et le Crédit à Taux Révisable seront à taux variables à partir de 2004 et continueront de porter intérêt à des taux incluant des marges favorables allant de 1,25% à 1,5%. Afin de réduire substantiellement le risque d'une éventuelle hausse des taux d'intérêt, le Groupe a conclu en 2000 des contrats de couverture de taux portant sur €3,7 milliards de dette pour la période entre 2004 et 2008. Des contrats de couverture portant sur €1,8 milliard supplémentaire pour la même période ont été conclus sans frais suite à la réussite de l'opération de titrisation d'une partie de la Dette Junior en mars 2001.

La zone tampon comprend le Crédit de Stabilisation, qui peut être utilisé pour couvrir la charge d'intérêt ne pouvant être réglée en numéraire (portant intérêt à 0% jusqu'en 2006) et les Obligations Participantes (portant intérêt à 1% fixe jusqu'en 2006).

La troisième partie comprend les fonds propres et €1,0 milliard d'Obligations Remboursables en Unités qui portent un coupon fixe à 4,45% jusqu'à leur remboursement en Unités, en 2003 au plus tard.

11.2.7 Opérations financières

Eurotunnel a annoncé le 1er mars 2001 le succès de l'opération de titrisation d'une partie de sa Dette Junior. Cette opération va permettre à Eurotunnel de conserver le bénéfice des taux d'intérêt favorables de sa Dette Junior et de figer une décote substantielle sur la dette rachetée.

Des sociétés, qui n'appartiennent pas au Groupe Eurotunnel, ont racheté €1,8 milliard de la Dette Junior d'Eurotunnel avec une décote moyenne de 27% par rapport à sa valeur faciale. Ce rachat de dette et les frais de l'opération ont été financés par la mise sur le marché d'obligations cotées avec notation. Eurotunnel recevra lors du refinancement de sa Dette Junior existante, les excédents générés par les sociétés ayant racheté la dette. Eurotunnel envisage de refinancer cette dette d'ici 2009 et de générer un montant estimé d'excédents de €400 millions.

Eurotunnel continue d'étudier d'autres opportunités de gestion de son bilan et évalue auprès de détenteurs de dette la possibilité de réaliser de nouvelles transactions en vue de réduire l'endettement du Groupe.

3 Le 26 mars 2002, Eurotunnel a annoncé certaines propositions relatives à la dette. Les caractéristiques de ces propositions ainsi que leur effet sur la structure de la dette d'Eurotunnel sont donnés aux chapitres I et VI de ce prospectus.

12. Acquisition d'immobilisations au cours des 3 derniers exercices

Acquisitions	2001	2000	1999
		en milliers d'euros	
Immobilisations en Concession			
Immobilisations en cours	78 205	88 464	67 208
Tunnels	—	—	—
Terminaux et terrains y afférant	5 748	1 005	—
Equipements fixes	662	510	132
Autres matériels roulants	17 226	12 433	7 697
Matériels, terrains et bâtiments	1 486	702	7 410
Autres véhicules et équipt. bureau	28 716	14 353	15 044
Immobilisations propres			
Immobilisations corporelles	—	—	—
Total	**132 043**	**117 467**	**97 491**

13. Développements récents

Est reproduit ci-après le texte du communiqué de presse relatif au chiffre d'affaires pour le premier trimestre 2002 publié par Eurotunnel le 16 avril 2002.

EUROTUNNEL : CHIFFRE D'AFFAIRES DU PREMIER TRIMESTRE 2002

- Augmentation de 8% du chiffre d'affaires navettes d'Eurotunnel
- Augmentation de 3% du trafic navettes camions
- Augmentation du revenu unitaire moyen par camion et par véhicule passagers
- Amélioration importante de la qualité de service

Richard Shirrefs, Directeur Général du Groupe, a déclaré:

"Eurotunnel a démarré l'année de façon encourageante. Les moteurs de notre activité sont les volumes de trafic et les revenus unitaires moyens de nos services de navettes, en particulier les navettes fret. Le nombre de camions transportés par nos navettes fret augmente, de même que les revenus unitaires moyens par camion et par véhicule passagers.

Les clandestins font toujours l'actualité mais n'affectent plus l'activité navettes d'Eurotunnel. Les investissements effectués l'an dernier pour sécuriser notre terminal de Coquelles ont permis de rétablir pleinement la qualité du service, et de nouvelles initiatives de service prises au cours du premier trimestre ont encore amélioré notre fiabilité et notre ponctualité.

Eurotunnel reste confiant dans la poursuite d'une solide performance dans laquelle la croissance du marché des camions sera l'élément déterminant pour nos résultats financiers de l'année."

Chiffre d'affaires

Le chiffre d'affaires de l'activité cœur de métier d'Eurotunnel, le service de navettes, s'est élevé à €118,6 millions, en augmentation de 8% à taux de change constant, reflétant le succès de notre stratégie de recherche de revenus unitaires moyens plus élevés aussi bien pour l'activité camions que pour l'activité passagers.

Les revenus en provenance des réseaux ferroviaires sont en augmentation de 1%, à €86,5 millions et correspondent toujours, pour l'essentiel, au versement des charges minimales d'utilisation.

Le chiffre d'affaires de la totalité de l'activité transport, d'un montant de €205,1 millions, a progressé de 5%. Cette augmentation a plus que compensé la baisse du chiffre d'affaires des activités hors transport qui reste marginal.

En millions d'euros	1er trimestre 2002 non audité*	1er trimestre 2001 recalculé*	Variation 2002/2001	1er trimestre 2001 publié**
Navettes Eurotunnel	118,6	109,8	+8%	109,2
Chemins de fer	86,5	86,0	+1%	85,5
Activités transport	**205,1**	**195,8**	**+5%**	**194,7**
Activités hors transport	7,5	14,8	-49%	14,8
Chiffre d'affaires	**212,6**	**210,6**	**+1%**	**209,5**

* taux de change : £1 = EUR 1,631

** taux de change : £1 = EUR 1,614

Service des navettes Eurotunnel

Navettes fret

Le service des navettes camions d'Eurotunnel a transporté 305 143 camions au cours du premier trimestre 2002, soit 3% de plus qu'au cours du premier trimestre 2001. Cette progression est en ligne avec celle enregistrée sur l'ensemble du Détroit ; Eurotunnel maintient donc sa part de marché à 42%.

Les tarifs appliqués au transport des camions ont été augmentés comme prévu à compter du 1er janvier, ce qui s'est traduit par des revenus unitaires moyens plus élevés.

Les récentes perturbations du trafic des trains de marchandises exploités par la SNCF et EWS causées par les clandestins sur le dépôt de la SNCF à Fréthun n'ont pas affecté le service des navettes camions d'Eurotunnel, lesquelles partent de son terminal de Coquelles. A la suite des mesures effectuées en 2001 pour sécuriser ce terminal, le service des camions est redevenu normal et a retrouvé son niveau de qualité. Toutefois, la plus grande vigilance doit continuer à être observée, compte tenu de la proximité du centre de Sangatte. Eurotunnel poursuit ses efforts pour obtenir le déplacement de ce centre.

Navettes passagers

Eurotunnel poursuit sa stratégie de ciblage d'une clientèle à plus fort rapport. En conséquence, le volume des voitures transportées a baissé de 10% et la part de marché d'Eurotunnel de 6 points à 53%. Toutefois, le chiffre d'affaires a augmenté grâce à une amélioration des revenus unitaires moyens et à une meilleure combinaison de ceux-ci.

Les tarifs autocars ont été également augmentés de façon substantielle, ce qui a entraîné une baisse de trafic de 21% et une perte de 12 points de part de marché, à 31%. Cette baisse de volume a été compensée par l'augmentation du revenu unitaire moyen et le chiffre d'affaires est resté stable par rapport au premier trimestre 2001.

	1er trimestre 2002	1er trimestre 2001	Variation en%	Evolution du marché*
Navettes fret	305 143 camions	295 024 camions	+3%	+3%
Navettes passagers	478 287 voitures**	530 055 voitures**	-10%	0%
	11 456 autocars	14 461 autocars	-21%	+10%

* Le marché de référence est maintenant celui de l'ensemble du Détroit, soit Folkestone-Douvres-Ramsgate / Calais-Zeebrugge-Dunkerque.

** Y compris motos, voitures, véhicules avec remorques, caravanes et camping-cars.

Activités des Chemins de Fer (Eurostar et trains de marchandises)

Le nombre des passagers Eurostar ayant emprunté le Tunnel sous la Manche a enregistré une baisse de 6% et le tonnage transporté par les trains de marchandises une baisse de 49%, ce dernier chiffre reflétant les difficultés affectant les services de la SNCF et EWS du fait des clandestins qui se sont maintenant

déportés sur leur exploitation. Ces perturbations n'ont eu aucun effet sur les revenus d'Eurotunnel qui sont couverts par les paiements minimum garantis par la Convention d'Utilisation.

	1er trimestre 2002	**1er trimestre 2001**	**Variation en%**
Eurostar	1 468 002 passagers*	1 557 486 passagers*	-6%
Trains de marchandises	367 199 tonnes	725 868 tonnes	-49%

* Le nombre de passagers Eurostar figurant dans ce tableau est celui des passagers empruntant le Tunnel et exclut donc ceux empruntant l'Eurostar sur la seule portion de trajet Paris / Calais ou Bruxelles / Lille.

14. Stratégie financière et dividendes

Les quatre principaux objectifs de la stratégie financière d'Eurotunnel sont :

(i) obtenir des notations *(investment grade)* de la Dette Junior afin d'améliorer les perspectives de refinancement de cette dette, dès que possible ;

(ii) continuer à réduire la dette et les charges d'intérêts à travers des rachats de dette sur le marché, avec une décote par rapport à leur valeur faciale ;

(iii) réduire le niveau des remboursements en principal de la dette au cours de la prochaine décennie, afin que l'échéancier de remboursement soit plus approprié à la durée de la Concession ; et

(iv) continuer à réduire la volatilité des charges financières liées aux taux d'intérêt variables en ayant recours à de la dette à taux fixe et des instruments de couverture.

Eurotunnel ne peut payer de dividende avant 2006, sauf à mettre fin à la Période de Stabilisation de manière anticipée, ce qui n'est pas prévu. La distribution d'un premier dividende dès 2006 ou peu après cette date, nécessiterait des taux de croissance du chiffre d'affaires qui sont ambitieux et supérieurs à ceux réalisés dans un passé récent. Le calendrier et le montant d'un tel dividende et de tous dividendes ultérieurs après 2006 dépendront, entre autres choses, de la croissance future du chiffre d'affaires (voir Chapitre IV, en particulier, paragraphe 3), des taux d'intérêt futurs, de la croissance future des flux de trésorerie et des bénéfices, des dépenses d'investissement requises, ainsi que de la stratégie financière et de la situation financière générale du Groupe.

Le calendrier et le montant des paiements de dividendes seront appréciés au regard de l'objectif financier global d'Eurotunnel qui est de maximiser la création de valeur pour les actionnaires. En particulier, le Conseil pourrait considérer, le moment venu, qu'il est plus approprié d'affecter les liquidités potentiellement disponibles pour payer des dividendes au remboursement de la dette, avec pour objectif de faciliter la réalisation, pour les actionnaires, du bénéfice de la titrisation de la Dette Junior réalisée en 2001.

CHAPITRE III

MARCHES D' EUROTUNNEL

1. Introduction

Chacun des services utilisant le Tunnel opère sur un marché et dans un environnement concurrentiel spécifiques. Le Chapitre III décrit ces marchés, identifie les principaux concurrents sur ces marchés et présente les parts de marché correspondantes.

2. Services Navettes

Les Services Navettes sont exploités sur le marché global trans-Manche (soit le "Marché Total" tel qu'il est défini dans le Chapitre IX de ce prospectus). Sur ce Marché Total, les Services Navettes concurrencent plus directement les exploitants de ferry-boats sur les liaisons Détroit et DoCa. La liaison DoCa comprend la liaison entre Douvres ou Folkestone et Calais alors que le marché Détroit comprend les liaisons entre Douvres, Folkestone ou Ramsgate et Calais, Zeebrugge ou Dunkerque.

2.1 Part de marché de la liaison DoCa par rapport au Marché Total par type de véhicule

	Au 31 décembre					
	2001		2000		1999	
	Véhicules	Croissance annuelle	Véhicules	Croissance annuelle	Véhicules	Croissance annuelle
	(en milliers)	%	*(en milliers)*	%	*(en milliers)*	%
Voitures(1)(2)						
Marché Total	7 056	–5	7 420	–12	8 401	–4
DoCa	4 921	–6	5 216	–15	6 105	–6
Autocars(1)						
Marché Total	231	–7	249	–4	260	–6
DoCa	213	–7	229	–4	239	–4
Camions accompagnés(3)						
DoCa	2 521	7	2 364	10	2 150	14

(1) Sources : Ferrystat et IRN Services Ltd.

(2) Les données relatives au marché des voitures sont indiquées en unités équivalent voiture et non en nombre effectif de véhicules transportés.

(3) Source : Eurotunnel.

2.2 *Part de marché de la liaison DoCa par rapport au Marché Total*

	Au 31 décembre					
	2001		2000		1999	
	Part de marché DoCa %	Croissance annuelle %	Part de marché DoCa %	Croissance annuelle %	Part de marché DoCa %	Croissance annuelle %
Part du Marché Total détenue par la liaison DoCa						
Marché des voitures	70	0	70	(3)	73	(1)
Marché des autocars	92	0	92	0	92	1

Source : Eurotunnel

Suite à la suppression des ventes hors taxes en juin 1999, les volumes des voitures transportées tant sur le Marché Total que sur le marché DoCa ont chuté à mesure que les opérateurs augmentaient leurs prix pour compenser la baisse du chiffre d'affaires de distribution. En 2000, le Marché Total voitures a chuté de 12%. Cette chute a continué en 2001. D'autres facteurs ont contribué à ce déclin tels que l'épidémie de fièvre aphteuse au Royaume-Uni et, du fait de l'augmentation des contrôles douaniers, la réduction du nombre de passagers connus sous l'appellation "*express shoppers*" dont les voyages étaient liés aux achats en grande quantité de produits spiritueux ou de tabac. L'augmentation de l'activité des compagnies aériennes à prix réduit a également contribué à la chute globale du Marché Total voitures.

Les volumes des voitures et autocars ont également décliné sur le marché DoCa, à un taux légèrement supérieur à celui du Marché Total. Ceci est dû à une plus forte concentration sur le marché DoCa des "*express shoppers*" et des voyageurs réalisant l'aller-retour dans la journée, segment connu pour être plus sensible aux augmentations de prix.

Le nombre d'autocars transportés tant sur le Marché Total que sur le marché DoCa a décliné sur la période 1999-2001, compte tenu principalement des augmentations de prix liées à l'abolition des ventes en hors taxes bien que la part DoCa du Marché Total pour les autocars soit restée stable.

Eurotunnel considère que la plupart des ajustements du marché voitures et autocars résultant de l'abolition des ventes en hors taxes devrait désormais avoir eu lieu. Toutefois, toute croissance sur le marché DoCa ou Détroit sera vraisemblablement modeste.

En 2001, le marché DoCa des camions accompagnés est en croissance de 7% contre une croissance de 10% en 2000. La forte croissance connue ces dernières années sur les marchés DoCa des camions est en partie due à l'augmentation de la concentration du trafic trans-Manche sur la route DoCa. Celle-ci a été engendrée par la fermeture de services alternatifs sur des routes plus longues ainsi que par l'augmentation de la capacité et une amélioration des fréquences et de la qualité du service sur la route DoCa compte tenu des efforts des services de ferry-boats pour concurrencer les services offerts par Eurotunnel. L'influence de ces facteurs commence toutefois à décroître.

L'introduction d'un service de fret exploité par Norfolkline sur la route Douvres-Dunkerque a réduit le taux de croissance de la part de marché DoCa en général. Historiquement, Eurotunnel a évalué les parts de marché de ses Services Navettes en référence au marché DoCa. Toutefois, suite à l'introduction d'un service ferry-boats Norfolkline, Eurotunnel estime qu'il est désormais plus approprié d'évaluer ses parts de marché en référence au marché Détroit.

Au cours du premier trimestre 2002, le marché camions sur la route Détroit a crû seulement de 3% par rapport au premier trimestre 2001. Le marché DoCa a augmenté du même pourcentage sur la même période.

3. Concurrence

3.1 Opérateurs de ferry-boats

Les principaux concurrents d'Eurotunnel pour les Services Navettes Fret et Passagers sont les opérateurs de ferry-boats, à savoir P&O Stena Line ("P&OSL"), SeaFrance, Norfolkline et Hoverspeed. Compte tenu de la concentration des services sur la route DoCa, Eurotunnel a, jusqu'au début de l'exercice comptable en cours, évalué ses parts et sa croissance en référence à ce marché. Cependant, du fait de la présence de Norfolkline sur la route Douvres-Dunkerque depuis avril 2000, Eurotunnel estime désormais qu'il est plus approprié d'évaluer ses parts de marché et sa croissance par référence aux routes Détroit qui comprennent les routes entre Douvres, Folkestone ou Ramsgate et Calais, Zeebrugge ou Dunkerque. Outre les services fournis par Norfolkline sur la route Douvres-Dunkerque, les liaisons Détroit incluent aussi les services fournis par P&OSL sur la route Douvres-Zeebrugge et ceux fournis par Hoverspeed sur la route Douvres-Ostende.

3.1.1 P&O Stena Line

P&O Stena Line ("P&OSL ") est le plus important opérateur de ferry-boats. P&OSL exploite sur la liaison DoCa sept ferry-boats. En outre, P&OSL exploite 3 ferry-boats sur la route Douvres – Zeebrugge. P&OSL est un concurrent important d'Eurotunnel à la fois sur le marché fret et passagers. Sa part du marché camions sur les liaisons DoCa a diminué, passant de 36% en 2000 à 35% en 2001. Sa part du marché voitures sur la liaison DoCa a diminué de 32% en 2000 à 31% en 2001. En 2001, la part de marché camions de P&OSL sur la liaison Detroit était de 37% et sa part de marché voitures était de 30%. Le 24 avril 2002, P&O a indiqué que les volumes fret transportés par P&OSL au premier trimestre 2002 étaient inférieurs de 14% à ceux du premier trimestre 2001. D'après P&O ce phénomène était largement dû à l'augmentation de la capacité de SeaFrance d'approximativement un tiers à la fin de l'année 2001 grâce à l'introduction d'un navire supplémentaire et à la fermeté adoptée par P&OSL sur les prix.

Le 23 avril 2002, P&O et Stena Line ont annoncé la signature d'un accord de principe en vue de l'acquisition par P&O de la participation actuelle de Stena Line à hauteur de 40% dans P&OSL pour un montant d'environ £150 millions. Cette acquisition est, selon le communiqué, subordonnée à l'autorisation de la Commission Européenne. P&OSL a pour sa part annoncé le 23 avril 2002 que les consultations avec les représentants du personnel sur la fermeture potentielle de la liaison Douvres-Zeebrugge vers la fin 2002 avaient commencé. Ceci pourrait avoir pour effet le remplacement par les 3 ferry-boats existants sur la liaison Douvres-Zeebrugge des deux anciens ferry-boats actuellement utilisés sur la liaison DoCa. P&OSL a ensuite indiqué que la réaffectation des ferry-boats Douvres-Zeebrugge aboutirait à une amélioration significative globale de la flotte de P&OSL.

3.1.2 SeaFrance

SeaFrance exploite 3 ferry-boats mixtes et un navire de fret sur la liaison DoCa. En novembre 2001, son nouveau navire, le *Rodin* a fait l'objet d'une mise en service commerciale. Ce navire a une capacité maximale de 700 voitures ou 120 camions. C'est désormais le ferry-boat le plus rapide sur la liaison DoCa. La capacité totale de SeaFrance est égale à environ un tiers de celle de P&OSL. Sa part de marché camions sur la liaison DoCa a augmenté, passant de 16% en 2000 à 17% en 2001. Sa part du marché voitures sur la liaison DoCa a augmenté de 9% en 2000 à 10% en 2001. En 2001 la part de marché camions sur les liaisons Detroit de SeaFrance était de 15% et sa part de marché voitures sur la même liaison était de 10%.

Au cours du premier trimestre 2002, Sea France a occupé une part du marché camions sur les liaisons Détroit de 18% contre 13% en 2001. Au cours de la même période, Sea France occupait une part de marché voiture de 11% sur les liaisons Détroit contre 8% en 2001.

3.1.3 Norfolkline

Norfolkline, qui est une filiale à cent pour cent de la société Maersk, exploite actuellement deux navires offrant essentiellement un service de fret entre Douvres et Dunkerque pour trafic accompagné et non accompagné. En raison de ses faibles charges d'exploitation et du bas niveau des droits portuaires qu'elle doit supporter, Norfolkline est en mesure d'offrir des prix très compétitifs. Cependant, cette stratégie est affectée par la longueur de la route entre Douvres et Dunkerque par rapport aux liaisons DoCa, ce qui a pour effet de limiter le nombre d'allers – retours effectués quotidiennement par chaque navire. La part de Norfolkline sur le marché Détroit a augmenté de 2% en 2000 pour atteindre 6% en 2001. Au cours du premier trimestre 2002, Norfolkline occupait une part de marché camions de 8% sur les

liaisons Détroit, contre 6% en 2001. La part de marché voitures de Norfolkline sur le marché Détroit était inférieure à 1% tant en 2001 qu'au au cours du premier trimestre 2002. En avril 2002, Norfolkline a converti ses deux navires double-pont afin de permettre un embarquement et un débarquement à deux niveaux. Ces modifications ont permis à Norfolkline de passer de 6 à 7 rotations quotidiennes.

3.1.4 Hoverspeed

Hoverspeed exploite un service passagers avec voitures. Elle gère deux appareils Seacat sur la liaison DoCa et un appareil Seacat sur la liaison Douvres-Ostende. Sa part du marché voitures sur la liaison DoCa est estimée à environ 5% en 2000 et environ 7% en 2001. Sa part de marché voitures sur les liaisons Détroit (incluant la liaison Douvres-Ostende) était de 9% en 2001. La société Hoverspeed a été particulièrement affectée par l'abolition des ventes hors taxes. Par conséquent, elle a commencé à offrir aux passagers des services de plus haute qualité en s'attachant davantage au service à la clientèle.

3.1.5 Avantages compétitifs

Eurotunnel estime que, dans des conditions d'exploitation normales, ses Services de Navettes disposent, par rapport aux services de ferry-boats, des avantages compétitifs suivants :

- Vitesse : la durée du parcours entre les autoroutes françaises et britanniques est généralement moindre que pour les services concurrents ;
- Fréquence des départs : la fréquence des départs de Services de Navettes est supérieure à celle offerte par chacun des concurrents d'Eurotunnel ; et
- Fiabilité : les Services de Navettes ne sont pas affectés par les conditions de navigation et dépendent nettement moins des conditions météorologiques que les ferry-boats.

3.2 Compagnies aériennes à bas prix

L'activité des compagnies aériennes à bas prix a aussi un impact sur le marché Détroit. Ces compagnies desservent de nombreuses destinations en Europe continentale concurrençant le Service Navettes Passagers dans le marché des séjours de loisir de courte durée. En outre, de nombreuses destinations en France sont maintenant desservies par des compagnies aériennes à bas prix offrant un moyen alternatif de transport entre le Royaume-Uni et la France.

3.3 Eurostar

Le service d'Eurostar concurrence également le Service Navettes Passagers dans le marché des loisirs à Paris, Londres, Bruxelles, Lille, Disneyland Paris, et, en saison, à Bourg-Saint-Maurice et prochainement Avignon.

Parts de marché Eurotunnel sur la liaison DoCa

Eurotunnel estime que ses parts de marché voitures, autocars et camions accompagnés sur la liaison DoCa, ont été les suivantes :

	2001		2000		1999	
Liaison DoCa	**Véhicules**	**Part de marché DoCa %**	**Véhicules**	**Part de marché DoCa %**	**Véhicules**	**Part de marché DoCa %**
Voitures(1)	2 529 757	52	2 784 493	54	3 260 166	54
Autocars(2)	75 402	35	79 460	35	82 074	34
Camions accompagnés(3)	1 197 771	48	1 133 146	48	838 776	39

Source : Eurotunnel

(1) Nombre de véhicules transportés par Eurotunnel. Les pourcentages de parts de marché sont calculés en convertissant les véhicules en Unités Equivalent Automobiles ("UEA") et en déterminant la part détenue par Eurotunnel dans le nombre total d'UEA transportées sur le marché DoCa, tel que communiqué par la société Ferrystat, IRN Services Ltd.

(2) Nombre de véhicules transportés par Eurotunnel. Les pourcentages de parts de marché sont calculés en déterminant la part de marché détenue par Eurotunnel par rapport au nombre d'autocars transportés sur le marché DoCa, tel que communiqué par la société Ferrystat, IRN Services Ltd.

(3) Nombre de camions accompagnés transportés par Eurotunnel. Les pourcentages de parts de marché sont établis en calculant la part que représente Eurotunnel dans le nombre total de camions accompagnés transportés sur le marché DoCa, tel qu'estimé par Eurotunnel.

La part de marché voitures d'Eurotunnel sur le marché DoCa est passée de 54% en 2000 à 52% en 2001. Ceci était largement dû à la réduction du nombre de passagers, connus comme "*express shoppers*", dont les voyages étaient liés aux achats en grande quantité de produits spiritueux ou de tabac, dont la plus grande partie avait tendance à utiliser le Service Navettes Passagers d'Eurotunnel.

Le nombre de camions transportés par Eurotunnel en 2001 a augmenté de 6%. Avec une croissance estimée de 7% du marché camions sur la liaison DoCa en 2001, la part de marché d'Eurotunnel est demeurée stable à 48%. Les perturbations causées par les clandestins ont eu un impact négatif sur la possibilité d'Eurotunnel d'accroître ses parts de marché. Alors que le marché autocars sur la liaison DoCa a connu une baisse estimée de 7% au cours de l'année 2001, Eurotunnel a maintenu sa part de marché à hauteur de 35%.

En 2001, Eurotunnel détenait 42% de part de marché camions sur les liaisons Détroit. La différence entre ce chiffre et la part de marché d'Eurotunnel sur la liaison DoCa est due à la présence de Norfolkline sur la liaison Douvres-Dunkerque qui fait partie du marché Détroit et où Norfolkline détient une part de marché de 6% en 2001. En 2001, la part d'Eurotunnel sur le marché Détroit des voitures et des autocars était respectivement de 50% et 35%.

Durant le premier trimestre 2002, le nombre de camions transportés par Eurotunnel a augmenté de 3% par rapport à la même période en 2001. Ceci correspond à la croissance du marché sur les liaisons Détroit et par rapport au premier trimestre 2001, Eurotunnel a maintenu sa part de marché à 42%. Durant le premier trimestre 2002, le nombre de voitures transportées a diminué de 10% et la part de marché d'Eurotunnel sur le marché voitures Détroit, a diminué de 6 points, par rapport au premier trimestre 2001, pour s'établir à 53%. Du fait de la hausse des prix au premier trimestre 2002, le nombre d'autocars transportés par Eurotunnel a diminué de 21% et la part de marché d'Eurotunnel, a diminué de 12 points, par rapport au premier trimestre 2001, pour s'établir à 31%.

4. Marchés des Services Ferroviaires

4.1 Eurostar

4.1.1 Evolution du marché

Le marché d'Eurostar est celui des voyages d'affaires et de loisirs entre l'Europe continentale et le Royaume-Uni. Il s'agit d'un marché diversifié qui inclut d'une part les déplacements entre Paris et Londres ou entre Londres et Bruxelles et d'autre part un flux de passagers voyageant entre la France, la Belgique, le Royaume-Uni, les Pays-Bas et l'Allemagne. Eurostar relie Londres au centre de Paris et de Bruxelles, et entre en concurrence avec les services des lignes aériennes en termes de durée, de confort et de prix. Eurostar dessert également directement Disneyland Paris, Bourg-Saint-Maurice en hiver lors de la période de vacances de ski, et débutera prochainement la desserte d'été d'Avignon.

Les données combinées relatives à la croissance du marché de l'Eurostar et des compagnies aériennes sont reprises ci-dessous.

Marché passagers Paris-Londres et Bruxelles-Londres
Exercice clos au 31 décembre

	2001		**2000**		**1999**	
	Passagers	**Croissance**	**Passagers**	**Croissance**	**Passagers**	**Croissance**
	(en milliers)	%	*(en milliers)*	%	*(en milliers)*	%
Air et Eurostar						
Paris-Londres	7 877	–4	8 229	7	7 711	4
Bruxelles-Londres	3 064	–6	3 246	0	3 251	3

Source : BRB, SNCF, CAA.

Entre 2000 et 2001, le volume du trafic aérien passagers entre Paris et Londres a diminué de 8%, alors que le trafic aérien de passagers entre Londres et Bruxelles baissait de 8% par rapport à la même période en 2000. Durant cette même période, le volume du trafic passagers Eurostar a diminué de 2%, sur la liaison de Paris-Londres et de 4% sur celle de Bruxelles-Londres. Dans les deux cas, la réduction est due en partie aux évènements du 11 septembre 2001.

4.1.2 Parts de marché

Les données ci-dessous synthétisent la croissance de la part que détient Eurostar sur le marché passagers sur les routes Paris-Londres et Bruxelles-Londres.

Parts de marché Eurostar
Exercice clos au 31 décembre

	2001		2000		1999	
	Passagers	**Part de marché**	**Passagers**	**Part de marché**	**Passagers**	**Part de marché**
	(en milliers)	*%*	*(en milliers)*	*%*	*(en milliers)*	*%*
Paris-Londres	5 169	66	5 287	64	4 861	63
Bruxelles-Londres	1 778	58	1 843	57	1 732	53

Source : Eurotunnel

La part que détient Eurostar sur le marché de passagers sur la route Paris-Londres a augmenté, atteignant 65,6% en moyenne, pour la période de douze mois se terminant le 31 décembre 2001, contre 64,3% pour la même période en 2000. Sur la même période, sa part de marché sur la route Londres-Bruxelles a augmenté, passant de 56,8% à 58,0%.

4.1.3 Environnement concurrentiel

Eurostar entre en concurrence avec les compagnies aériennes traditionnelles sur le marché des voyageurs d'affaires. Sur le segment des voyages d'agrément, les principaux concurrents d'Eurostar sont les opérateurs de transport aérien à bas prix, offrant des vols réguliers entre Paris et Londres d'une part et Bruxelles et Londres de l'autre, ainsi que pour d'autres destinations. Eurostar a pris plusieurs initiatives réussies en termes de marketing et de promotions sur internet à destination du marché des loisirs, mais Eurotunnel considère qu'il existe encore un potentiel de croissance sur de marché pour Eurostar.

4.2 *Service de Trains de Marchandises*

4.2.1 Croissance du marché

Le Service de Trains de Marchandises est en concurrence avec la plupart des moyens de transport maritimes et ferroviaires de marchandises existant entre l'Europe continentale et le Royaume-Uni. Le trafic intermodal est le concurrent des services de transport par conteneurs avec chargement-déchargement par levage et des services de transport de fret routier accompagné et non accompagné offerts par les ferry-boats et des services de transport routier accompagné offert par le Service Navettes Fret. Les trains de marchandises classiques sont en concurrence avec les autres modes de transport de fret, mais bénéficient d'un avantage dans le cas de cargaisons très lourdes ou de très grande taille qui peuvent être chargées directement au départ des sites de production. En ce qui concerne le transport de véhicules neufs, les services de trains de marchandises sont en concurrence avec les services combinant la route, la mer et le rail au Royaume-Uni et en Europe continentale, utilisés pour acheminer les véhicules des centres de production aux Concessionnaires.

Le volume de fret transporté par le Service de Trains de Marchandises est repris ci-dessous.

Services de Trains de Marchandises
Exercice clos le 31 décembre

	2001	2000	1999
	en milliers de tonnes		
Fret	2 447	2 947	2 865

Source : BRB, SNCF

Les volumes ont augmenté de 3% en 2000 par rapport à 1999 et diminué de 17% en 2001 par rapport à 2000. La diminution des volumes en 2001 est due en grande partie à la baisse de qualité des services de fret

ferroviaires. Trois quarts des trains de fret trans-Manche ont été annulés pendant la grève de quinze jours des conducteurs SNCF en avril 2001. Ceci a eu un impact négatif sur la perception des services et a affecté les volumes lors du second trimestre de l'année. En outre, au cours du dernier trimestre de l'année 2001, des perturbations importantes ont été causées par les clandestins au dépôt SNCF de Fréthun.

La montée en puissance du Service de Trains de Marchandises empruntant le Tunnel a été plus lente que prévue par Eurotunnel, du fait de la qualité décevante des services offerts par les opérateurs ferroviaires. Les principaux concurrents du Service de Trains de Marchandises sont les transporteurs routiers et les compagnies de fret maritime. La qualité de services médiocre continue d'affecter leur développement. Depuis novembre 2001, un nombre croissant de clandestins tente de traverser le Tunnel notamment en se dissimulant dans des trains de marchandises dans, ou à proximité, du dépôt SNCF de Fréthun qui est proche du terminal Eurotunnel de Coquelles. Ceci a eu pour conséquence une diminution importante des trains de marchandises utilisant le Tunnel car la SNCF a, pour des raisons de sécurité, réduit significativement ses services.

CHAPITRE IV

FACTEURS DE RISQUES

1. Introduction

Les investisseurs potentiels sont vivement invités à lire le prospectus complet et à prendre tout particulièrement en considération les informations présentées ci-dessous ainsi que les développements contenus dans le Chapitre VII ("Aspects Juridiques et Réglementaires") avant de prendre leur décision d'investissement.

2. Risques liés à l'endettement d'Eurotunnel

2.1 Endettement important d'Eurotunnel

L'endettement d'Eurotunnel est très important. Il continuera de l'être dans les années à venir, et ceci affecte substantiellement sa capacité à emprunter des fonds complémentaires. Au 31 décembre 2001, son endettement total consolidé était environ de €11,6 milliards et ses capitaux propres étaient environ de €1,3 milliard. Le taux de couverture des intérêts (qui mesure la proportion des frais financiers qui peut être couverte par la trésorerie d'exploitation après investissements) en 2001 était de 72% (voir Chapitre VI "Description de la Structure de la Dette d'Eurotunnel").

Cet endettement important impose à Eurotunnel d'affecter sa trésorerie pour assurer le service de sa dette actuelle. Dans certaines circonstances, ceci peut affecter négativement sa capacité à financer son fond de roulement, ses investissements prévus et les besoins liés à l'exploitation ou à l'activité générale du Groupe. De plus, ceci pourrait restreindre la capacité d'Eurotunnel d'emprunter des fonds complémentaires au titre de ses accords financiers actuels et/ou pourrait réduire la capacité d'Eurotunnel de s'adapter aux changements des conditions économiques générales.

Tout ce qui précède est susceptible d'avoir un effet négatif important sur l'activité d'Eurotunnel et de limiter la capacité d'Eurotunnel à assurer le service de sa dette et à verser des dividendes à l'avenir.

2.2 Exposition aux taux d'intérêt variables

La trésorerie d'Eurotunnel est sujette à un risque de taux. Jusqu'à certaines dates situées autour de fin 2003, toute la dette d'Eurotunnel, à l'exception de €93 millions et de £140 millions de tirages au titre de la Dette Senior, porte intérêt à taux fixes. Ultérieurement, la Dette Junior à hauteur de €2,9 milliards plus £1,6 milliard portera intérêt à taux variables. Les tirages au titre du Crédit à Taux Révisable, actuellement de €954 millions plus £534 millions sans prendre en compte l'impact de l'Offre de Rachat, porteront intérêt à des taux déterminés pour des périodes d'une durée maximale de 5 ans en fonction du taux de rendement alors en vigueur pour les obligations émises par les gouvernements français et britannique à partir de 2004. La fin de la Période de Stabilisation entraînera une exposition supplémentaire aux taux d'intérêts variables puisque les Obligations de Stabilisation et les tirages au titre du Crédit de Stabilisation porteront intérêt à taux variable. Eurotunnel a conclu des accords de couverture de son risque de taux (collar) pour des montants s'élevant à €1,9 milliard et £1,1 milliard (voir Chapitre VI) pour la période 2004-2008. En outre, Eurotunnel bénéficie de plafond de taux d'intérêts sur £536 millions et €959 millions pour la même période. Il n'y a, à la date du présent prospectus, aucune couverture mise en place à compter de 2009, sauf, en cas de réalisation de l'Opération, pour la dette afférente aux Emprunts Tranche 1A à hauteur de €1 198 millions (£740 millions) qui portera intérêt à taux fixe pendant une première période de 15 ans en ce qui concerne la partie libellée en euros, et jusqu'à l'échéance de la partie libellée en livres sterling en 2027/2028. De ce fait, et en dépit de ces accords, la capacité d'Eurotunnel d'assurer le service de sa dette pourrait être affectée de façon significative par toute variation défavorable des taux d'intérêts, eu égard en particulier à l'incidence de ces mouvements sur la capacité d'Eurotunnel d'assurer le service de la Dette Junior, des tirages sur le Crédit à Taux Révisable et sur le Crédit de Stabilisation à compter de 2009.

Le tableau ci-dessous donne une estimation de la sensibilité de la charge totale d'intérêts d'Eurotunnel (marges comprises et hors coût de prime d'option) en 2004, sur la base de la dette existante au 31 décembre 2001, pour des hypothèses de taux d'intérêts EURIBOR et LIBOR à 6 mois variant de 3% à 8%. Ces chiffres tiennent compte de l'impact des contrats d'options sur taux en place et sont calculés sur la base de taux d'intérêts EURIBOR et LIBOR à 6 mois.

Charge d'intérêts :

Taux d'intérêts	3%	4%	5%	6%	7%	8%
(en millions d'euros)	**422**	**461**	**501**	**562**	**631**	**658**

Note: ce tableau suppose que les taux d'intérêts EURIBOR et LIBOR à 6 mois sont identiques et a été préparé sur la base d'un taux de change de £1 = €1,631.

3. Risques liés au chiffre d'affaires

3.1 Chiffre d'affaires des Services Navettes

3.1.1 Croissance du chiffre d'affaires

Les prévisions d'Eurotunnel à moyen terme envisagent une croissance significative de son chiffre d'affaires, provenant en particulier du développement du Service Navettes Fret. Il est envisagé que cette croissance s'appuiera à la fois sur l'augmentation des volumes de trafic et sur la hausse des tarifs. Si Eurotunnel n'était pas en mesure de générer une telle croissance du chiffre d'affaires de son Service Navettes Fret, sa capacité à servir sa dette et à distribuer un dividende s'en trouverait affectée négativement, et ce de façon significative.

3.1.2 Concurrence

Les opérateurs de ferry-boats sont les principaux concurrents d'Eurotunnel sur le marché des Services Navettes Fret et Navettes Passagers. Plusieurs d'entre elles, et notamment P&OSL, SeaFrance, Norfolkline et Hoverspeed, entrent en concurrence avec Eurotunnel sur le marché trans-Manche. Alors que le marché des services de fret trans-Manche poursuit son expansion, les opérateurs de ferry-boats pourraient accroître leur capacité en recourant à des navires plus grands et plus nombreux, et en accroissant le nombre de ports et de routes qu'ils empruntent.

Les opérateurs de ferry-boats peuvent adopter une politique plus agressive de conquête de parts de marché, qui pourrait les amener à baisser leurs prix. Ces gains de parts de marché, couplés à des baisses de prix à l'initiative des sociétés de ferry-boats, sont susceptibles d'avoir une incidence négative sur les parts de marché et le chiffre d'affaires des activités des Services Navettes Fret et Passagers.

Même si les prestataires de services de transport aérien ne constituent pas des concurrents directs sur le marché Détroit proprement dit, le Service Navettes Passagers d'Eurotunnel entre dans une certaine mesure en concurrence avec eux, et plus particulièrement avec les prestataires de services de transport aérien à bas prix pour les vacanciers et les voyageurs réalisant des excursions de courte durée. Ces prestataires de services de transport aérien proposent des destinations et des offres globales qui associent un transport aérien à des conditions compétitives, à une série d'avantages complémentaires, tels que des locations de voitures à prix réduit.

En juin 2001, la Commission Européenne a prorogé pour une durée supplémentaire de 6 années l'autorisation d'exercice de la Joint Venture P&OSL sur les liaisons Détroit. Toutefois, en vertu des engagements pris auprès des autorités britanniques de la concurrence, P&OSL peut être soumise à un mécanisme de plafonnement des prix appliqués aux passagers sur les liaisons Détroit, dans l'hypothèse où elle détiendrait une part du marché passagers supérieure ou égale à 30% et où P&OSL et Eurotunnel détiendraient conjointement une part du marché Détroit supérieure ou égale à 90%. Si ce mécanisme de plafonnement des prix devait entrer en vigueur, il serait susceptible d'avoir un effet indirect sur la politique tarifaire mise en œuvre par Eurotunnel en matière de prix passagers. Cette baisse aurait à son tour une incidence négative sur la part de marché et le chiffre d'affaires d'Eurotunnel.

Le 23 avril 2002, P&O a annoncé son intention d'acquérir les 40% détenus par Stena Line dans P&OSL. Cette acquisition est subordonnée à l'approbation de la Commission Européenne. A la date du présent prospectus, il est encore trop tôt pour apprécier l'impact, le cas échéant, que cette acquisition pourrait avoir sur Eurotunnel. Toutefois, il est possible que l'approbation de la Commission Européenne soit donnée sous réserve de conditions qui pourraient affecter défavorablement la part de marché d'Eurotunnel et son chiffre d'affaires.

3.1.3 Une dépréciation de la livre sterling face à l'euro pourrait entraîner une diminution des volumes réalisés par le Service Navettes Passagers

Une grande majorité des passagers recourant au Service Navettes Passagers ont leur résidence au Royaume-Uni. En cas d'affaiblissement de la livre sterling face à l'euro, les biens et les services offerts en Europe continentale risquent d'être perçus comme plus onéreux par ces utilisateurs britanniques, ce qui pourrait rendre les voyages trans-Manche moins attractifs et entraîner de ce fait une réduction de l'utilisation du Service Navettes Passagers.

3.1.4 Effets des différences en matière de fiscalité indirecte en France et au Royaume-Uni

Une certaine partie du chiffre d'affaires du Service Navettes Passagers est générée par la différence du niveau de fiscalité indirecte entre la France et le Royaume-Uni. Le niveau plus faible des taxes sur les produits français les rend intéressants pour les consommateurs britanniques qui utilisent le Service Navettes Passagers afin de se rendre en France et bénéficier de ces taux moins élevés de fiscalité indirecte. Cette activité est autorisée en vertu de la réglementation britannique en matière de fiscalité indirecte, pour autant que ces passagers reviennent au Royaume-Uni en possession de produits achetés uniquement pour leur seule consommation personnelle. Toute harmonisation des taux d'imposition indirecte entre la France et le Royaume-Uni ou tout changement de la réglementation relative aux droits de douane au Royaume-Uni serait susceptible d'entraîner une baisse du nombre d'utilisateurs du Service Navettes Passagers.

3.1.5 Conjoncture économique et circonstances diverses

Tant le Service Navettes Fret que le Service Navettes Passagers sont susceptibles d'être affectés par les évolutions de la conjoncture économique générale ainsi que par des événements extérieurs échappant au contrôle d'Eurotunnel. La prospérité économique des divers pays européens ainsi que le niveau du commerce entre eux ont un impact significatif sur le trafic trans-Manche de fret et de passagers. Par ailleurs, des circonstances et événements extérieurs, et notamment l'interruption des fournitures de carburant (rendant plus difficiles et onéreux les déplacements en voiture), les blocus (tels ceux mis en œuvre par les transporteurs routiers pour protester contre la fiscalité des carburants), les mouvements sociaux des douanes ou d'autres autorités, des conditions climatiques défavorables entraînant une diminution du nombre de vacanciers, ainsi que d'autres facteurs exerçant une influence négative sur l'attrait de la France ou du Royaume-Uni en tant que destination, pourraient avoir une incidence négative sur les résultats d'exploitation des Services Navettes Fret et Passagers. Toute perte significative de chiffre d'affaires ou diminution de la croissance future engendrée par de tels événements extérieurs pourrait affecter la capacité future d'Eurotunnel à assurer le service de sa dette et à verser des dividendes.

3.1.6 Concentration du secteur européen du transport routier

Le nombre d'entreprises de transport routier diminue sur les liaisons Détroit du fait de la concentration industrielle et la proportion du fret transporté se concentre de plus en plus sur les grandes entreprises de transport routier. Les prix sont négociés bilatéralement mais les grandes entreprises de transport routier sont en mesure d'obtenir des prix plus bas que les petits transporteurs. Dans la mesure où Eurotunnel cherche à ce que ces grandes entreprises de transport routier fassent appel de manière croissante à ses services sur le marché des liaisons Détroit, Eurotunnel pourrait subir une diminution de ses recettes unitaires moyennes. La concentration du secteur du transport routier en faveur d'un nombre relativement restreint de grandes entreprises et le renforcement corrélatif de leur pouvoir de négociation pourraient ainsi avoir une incidence négative sur le chiffre d'affaires du Service Navettes Fret.

3.2 Chiffre d'Affaires des Services Ferroviaires

3.2.1 Expiration de la Charge Minimale d'Utilisation

L'utilisation du Tunnel par les Chemins de Fer est régie par la Convention d'Utilisation. En vertu de ce contrat, les Chemins de Fer sont tenus de payer à Eurotunnel des charges annuelles fixes, plus une charge variable proportionnelle aux passagers et au tonnage transportés. En vertu des dispositions de la Convention d'Utilisation relatives à la Charge Minimale d'Utilisation, les Chemins de Fer sont tenus d'effectuer des paiements mensuels complémentaires afin de maintenir le chiffre d'affaires annuel d'Eurotunnel au titre de la Convention d'Utilisation à un niveau minimum prévu dans le contrat jusqu'à la fin novembre 2006. Pour l'année 2001, le montant total de ces mensualités complémentaires s'est élevé à €88 millions. Par ailleurs, les Chemins de Fer sont tenus de prendre en charge une contribution aux charges d'exploitation du Groupe (voir paragraphe 3.2 du Chapitre VII). En 2001, les Chemins de Fer ont payé à

Eurotunnel pour l'utilisation du Tunnel une somme de €344 millions, incluant la contribution aux charges d'exploitation. Ce montant a représenté 38,5% du chiffre d'affaires d'Eurotunnel en 2001 et environ 65% de son flux de trésorerie opérationnelle pour 2001. Si la Convention d'Utilisation n'avait pas comporté les dispositions relatives à la Charge Minimale d'Utilisation, le revenu d'Eurotunnel provenant des Chemins de Fer aurait été de €256 millions (£157 millions). Si les Chemins de Fer ne génèrent pas un trafic passagers Eurostar et un trafic fret marchandises supplémentaires pour compenser les mensualités complémentaires actuellement reçues par Eurotunnel au titre de la Charge Minimale d'Utilisation et/ou qu'Eurotunnel n'est pas en mesure de remplacer ces revenus par une autre source, la capacité d'Eurotunnel à assurer le service de sa dette et à verser des dividendes pourrait s'en trouver affectée négativement, et ce de manière significative.

3.2.2 Eurotunnel n'exerce aucun contrôle sur les activités des Chemins de Fer

Le Tunnel est utilisé par le service de trains à grande vitesse de passagers "Eurostar" et par les trains de marchandises, les Chemins de Fer payant des redevances à Eurotunnel en échange de cette utilisation. Les résultats d'Eurostar et du Service de Trains de Marchandises sont affectés par des événements et circonstances extérieurs échappant au contrôle d'Eurotunnel. Eurotunnel n'exploite pas ces services et ne peut pas exercer d'influence directe sur l'exploitation commerciale d'Eurostar ou du Service de Trains de Marchandises. Les performances, niveaux de service et les prix que ces exploitants offrent à leurs clients ainsi que d'autres facteurs qui pourraient être hors du contrôle des exploitants influenceront l'utilisation de leurs services, ce qui, à son tour, jouera sur le chiffre d'affaires qu'Eurotunnel perçoit des Chemins de Fer à la suite de l'expiration des dispositions relatives à la Charge Minimale d'Utilisation en novembre 2006. Lorsque les clauses relatives à la Charge Minimale d'Utilisation expireront, une partie significative du chiffre d'affaires d'Eurotunnel continuera à dépendre du succès de l'exploitation de ces services par des entités sur lesquelles Eurotunnel n'exerce aucun contrôle.

3.2.3 Concurrence

3.2.3.1 Eurostar

Eurostar fait face à la concurrence des prestataires de services de transport aérien, que ce soit directement sur les routes Paris-Londres et Bruxelles-Londres ou du fait que ces prestataires de services de transport aérien offrent d'autres destinations de vacances et d'excursions de courte durée. Les stratégies de prix ou autres initiatives concurrentielles prises par les prestataires de services de transport aérien ou par Eurostar sont susceptibles d'avoir une incidence négative significative sur les volumes du service de passagers Eurostar. Il est prévu que la ligne à grande vitesse entre Londres et le terminal britannique d'Eurotunnel (*Channel Tunnel Rail Link* ou "CTRL") réduise de façon significative la durée du trajet sur les routes Eurostar Paris-Londres et Bruxelles-Londres, renforçant ainsi la compétitivité d'Eurostar par rapport aux prestataires de services aériens. Le CTRL est en cours de construction, mais il n'est pas prévu que la première phase de ce projet soit menée à bonne fin avant la fin de 2003, alors que la seconde phase ne devrait pas être finalisée avant 2007 au plus tôt (voir paragraphe 4.2.2 du Chapitre II). Si le CTRL n'est pas réalisé dans les délais ou n'est pas réalisé du tout, il existe un risque accru que l'augmentation des volumes du trafic passagers enregistrée d'ici 2007 ne soit pas suffisante pour compenser la disparition des paiements de la Charge Minimale d'Utilisation en vertu de la Convention d'Utilisation. Ceci réduirait les revenus d'Eurotunnel à compter de la fin novembre 2006 et pourrait affecter défavorablement sa capacité à assurer le service de sa dette, et à verser des dividendes.

3.2.3.2 Service de Trains de Marchandises

A ce jour, le volume du trafic réalisé grâce aux trains de marchandises a été une source constante de déceptions, avec des volumes transportés en 2001 inférieurs de 17% à ceux de 2000. A l'heure actuelle, seule une faible proportion du fret trans-Manche est acheminée par le rail en transport non-accompagné. Le Service de Trains de Marchandises fait face à des problèmes de coordination des opérateurs nationaux et de définition des priorités du fret par rapport aux passagers au sein de l'Union Européenne. Ce manque de définition des priorités pourrait rendre difficile une croissance significative des volumes transportés par le Service de Trains de Marchandises. Par ailleurs, ces services font face à une concurrence importante et efficace des transporteurs routiers, qui pourrait réduire leur capacité à assurer une croissance du trafic pris en charge. De plus, la SNCF a, du fait des perturbations liées aux clandestins cherchant à embarquer dans les trains situés dans son dépôt de Fréthun, réduit significativement ses services. Toute diminution ou absence d'augmentation du trafic, dans une mesure suffisante pour égaler ou dépasser le niveau actuel de la Charge Minimale d'Utilisation d'ici novembre 2006 diminuerait le chiffre d'affaires d'Eurotunnel à partir

de cette date et serait susceptible d'avoir une incidence négative sur sa capacité à assurer le service de sa dette et à verser des dividendes.

4. Facteurs de risques se rapportant à l'activité d'Eurotunnel en général

4.1 Niveau élevé des charges fixes

Selon un schéma fréquent pour de nombreuses entreprises de transport et d'infrastructure, une part relativement importante des charges d'exploitation d'Eurotunnel est de nature fixe. De ce fait, les baisses de volume ou de recettes unitaires moyennes ont une incidence plus forte sur la marge d'exploitation et les flux de trésorerie que pour une activité offrant une plus forte proportion de charges variables. Etant donné qu'Eurotunnel ne peut, notamment en raison des spécificités de ses équipements, être assuré ni des performances à long terme de son matériel roulant et de ses équipements fixes ni du niveau de ses charges de maintenance afférentes, rien ne permet d'avoir l'assurance que les charges d'exploitation n'augmenteront pas par rapport à leur niveau attendu actuel. Une telle augmentation, ou une baisse du chiffre d'affaires, qu'elle concerne le Service Navettes Fret ou le Service Navettes Passagers, causée par des réductions de volume et/ou de recette unitaire moyenne ou par le fait que ces éléments ne connaîtraient pas un certain taux de croissance, ou causée par une diminution des revenus d'Eurotunnel au titre de la Convention d'Utilisation à la suite de l'expiration de la Charge Minimale d'Utilisation en novembre 2006, serait susceptible d'avoir une incidence significative sur la capacité future d'Eurotunnel à assurer le service de sa dette et, à verser des dividendes.

4.2 Disponibilité de Matériel Roulant supplémentaire

Ainsi qu'il est indiqué au paragraphe 3.1.1 du Chapitre II du présent prospectus, l'ensemble des locomotives d'Eurotunnel a été construit par la société ESCL (dans laquelle Brush Traction est un associé important). Les wagons porte-camions des huit premières navettes, fournies à TML, ont été construits par Breda Fiat Consortium puis par Arbel. Eurotunnel estime que, dans l'hypothèse où ESCL et Arbel se révéleraient, pour quelque raison que ce soit, incapables d'assurer la fourniture de navettes supplémentaires ou ne voudraient pas le faire à des conditions acceptables, il serait en mesure d'obtenir d'autres fabricants des navettes adaptées. Toutefois, la capacité future de développement pourrait être affectée par l'impossibilité d'obtenir des navettes supplémentaires à un coût ou dans un calendrier optimal.

4.3 Risques de change liés aux devises dans lesquelles sont libellés le chiffre d'affaires et les charges

La moitié environ du chiffre d'affaires d'Eurotunnel est perçue en livres sterling, alors qu'une proportion plus importante de ses charges tant d'exploitation que d'investissement est due en euros, et qu'une part légèrement prépondérante des charges liées au service de la dette est libellée en livres sterling. L'écart qui en résulte, approximativement €9,7 millions en 2002, expose Eurotunnel à un risque de change, en particulier en cas de baisse du taux de change de la livre sterling par rapport à l'euro. A l'avenir, l'amplitude de cet écart pourrait diminuer à mesure qu'une part plus importante de la clientèle dans le secteur en croissance du fret s'acquitte de ses paiements en euros.

Eurotunnel s'emploie dans toute la mesure du possible à améliorer la correspondance entre les devises dans lesquelles est libellé son chiffre d'affaires d'une part et ses charges de l'autre et recourt à des opérations en devises afin d'assurer la gestion de ce risque. Cependant, il n'existe aucune garantie que ces mesures permettront d'assurer une réduction significative du risque encourus par Eurotunnel en cas d'évolution défavorable du cours de la livre sterling par rapport à l'euros ou de garantir que ce risque n'aura pas d'incidence significative sur la situation financière d'Eurotunnel, ou sur sa capacité à assurer le service de sa dette.

Plusieurs comptes courants intragroupe existent, en particulier une dette du Groupe EPLC envers le Groupe ESA libellée en euros. L'impact d'une variation de 10% de la parité de l'euro et la livre sterling générerait un gain ou une perte de change comptable de l'ordre de €56 millions. Il s'agit d'éléments sans impact en terme de trésorerie.

4.4 Perturbation de l'Exploitation du Tunnel

Eurotunnel pourrait subir une baisse significative de son chiffre d'affaires suite à des perturbations affectant l'exploitation du Tunnel. Parmi les perturbations qui peuvent résulter d'événements couverts par des polices d'assurance, on peut citer certains actes de terrorisme, un incendie (tel que l'incendie à bord d'un camion en 1996), un accident ou une catastrophe naturelle, qui causeraient aux infrastructures des

dommages de nature à imposer la fermeture du Tunnel pour une certaine période. Ces perturbations pourraient également être le résultat d'événements qui ne sont couverts par aucune assurance et notamment les conflits sociaux au sein d'Eurotunnel ou d'autres sociétés intervenant dans l'exploitation du tunnel, des douanes ou d'autres autorités, le déclenchement d'hostilités, la nationalisation du Tunnel par le gouvernement français ou britannique ou la contamination radioactive ou bactériologique. Par ailleurs, si l'un quelconque des événements ci-dessus devait réduire la confiance que le public porte au Tunnel, aux Services de Navettes ou à l'Eurostar, le chiffre d'affaires d'Eurotunnel s'en trouverait affecté défavorablement (voir paragraphe 2 du Chapitre II).

4.5 Clandestins

La présence de clandestins cherchant à pénétrer au Royaume-Uni sur des trains empruntant le Tunnel peut entraîner des perturbations significatives de l'exploitation du Tunnel. Afin de chercher à entrer sur le territoire du Royaume-Uni, un nombre important de personnes a, dans le passé, accédé au terminal français d'Eurotunel en violation de lois et tenté de pénétrer dans le Tunnel, que ce soit dans les navettes d'Eurotunnel ou dans des camions utilisant le Service de Navettes Fret. Plus récemment, un nombre important de clandestins s'est embarqué dans les trains de marchandises pour tenter de traverser le Tunnel et atteindre le Royaume-Uni. La présence de ces clandestins sur les terminaux et dans le Tunnel, ainsi que certains de leurs agissements ont retardé le service et entraîne une perturbation générale de l'exploitation du Tunnel. A l'avenir, de tels faits pourraient continuer à créer un risque important de retards dans le service, ou de perturbation générale de l'exploitation du Tunnel. Par ailleurs, les clandestins ont un comportement potentiellement risqué, pouvant leur infliger des blessures ou entraîner leur décès. Pour prévenir cette immigration par le Tunnel, Eurotunnel a développé et mis en place des systèmes renforcés de sécurité et de détection, tant pour le Service de Trains de Marchandises que pour les Services de Navettes. Cependant, Eurotunnel ne dispose d'aucune autorité ni d'aucun droit de surveillance sur les Chemins de Fer, et ne peut dès lors assurer qu'il sera en mesure d'empêcher que des clandestins n'accèdent au Service de Trains de Marchandises ou aux trains Eurostar. Eurotunnel a également dépensé plus de €9 millions afin d'améliorer la sécurité du terminal français et de réduire le nombre de clandestins pénétrant dans le terminal et perturbant de ce fait le service. Eurotunnel continue à poursuivre des actions en justice en France pour demander la fermeture du centre de réfugiés de Sangatte où l'essentiel des clandestins qui se dirigent vers le terminal de Coquelles sont temporairement hébergés. Toutefois, aucune assurance ne peut être donnée que les intrusions dans le terminal français seront empêchées.

4.6 Risques de nature réglementaire

Eurotunnel exerce ses activités dans un environnement très réglementé. L'exploitation du Système fait l'objet d'une réglementation très détaillée élaborée par la Commission Intergouvernmentale ("CIG") ainsi que par le Comité de Sécurité. La Concession peut être résiliée à l'initiative des gouvernements français et britannique en cas de force majeure et notamment en cas de guerre, ou de manquement grave d'Eurotunnel dans l'exécution de ses obligations au titre de la Concession. Les autorités réglementaires peuvent également adopter de nouvelles dispositions législatives ou réglementaires relatives à la sûreté ou à d'autres questions, et ces mesures pourraient être susceptibles d'imposer à Eurotunnel de prendre en charge d'importantes dépenses supplémentaires en vue d'assurer leur respect, ou pourraient imposer des restrictions relatives à ses activités. Par ailleurs, d'autres mesures ne portant pas directement sur la réglementation des activités d'Eurotunnel pourraient cependant les affecter. A titre d'exemple, le renforcement des mesures d'application de la réglementation en matière d'immigration, de douanes ou de droits d'accises pourrait occasionner des retards ou réduire la satisfaction de la clientèle à l'égard des services d'Eurotunnel.

4.7 Réglementation des pratiques concurrentielles

La concurrence portant sur le trafic trans-Manche de fret et de passagers sur les liaisons Détroit est marquée par un petit nombre de concurrents importants qui détiennent une partie importante de ce segment. (voir paragraphe 3 du Chapitre III). Compte tenu de cette concentration de la concurrence et de l'importance de ce secteur, tant, les autorités Françaises de la concurrence, l'*Office of Fair Trading* ("OFT") britannique que la Commission Européenne sont susceptibles de consacrer à ce secteur une attention plus importante que celle qu'ils porteraient à un secteur moins concentré. Même si à ce jour aucune restriction n'a été imposée en ce qui concerne les politiques tarifaires d'Eurotunnel, P&OSL ou P&O pourrait faire l'objet d'un mécanisme de plafonnement des prix imposé par les autorités britanniques de la concurrence et/ou être soumise à une autre condition imposée par la Commission Européenne à l'occasion de tout accord

donné par la Commission à P&O relatif au projet d'acquisition de la participation de 40% de Stena Line dans P&OSL ou, à défaut d'une telle opération, à la poursuite de l'activité de la joint venture P&OSL (voir paragraphe 3.1.1 ci-dessus). Par ailleurs, en réponse aux réclamations formées à l'encontre des augmentations de prix appliquées par Eurotunnel et par les opérateurs de ferry-boats à la suite de l'abolition des ventes hors taxes en juillet 1999, l'OFT a, dans le cadre d'une enquête informelle couvrant l'ensemble du secteur en juillet 2000, demandé à Eurotunnel de lui fournir des informations détaillées relatives à sa politique tarifaire et à ses activités. Eurotunnel a fait droit à cette demande en août 2000 et n'a connaissance d'aucune mesure ultérieure qui aurait été prise par l'OFT à cet égard. En février 2002, Eurotunnel a reçu une lettre de plainte du *British International Freight Association* et son équivalent français questionnant les augmentations de prix en janvier 2002 et allégant des accords de fixation de prix entre les opérateurs trans-Manche, menaçant de déposer une plainte devant les autorités de concurrence. Eurotunnel a répondu rapidement afin de rejeter ces allégations de fixation de prix et n'est au courant d'aucun développement futur à ce sujet. Cependant, les pratiques tarifaires et le comportement d'Eurotunnel continueront à être suivie par l'OFT et/ou les autorités françaises de la concurrence et la Commission Européenne, ce qui peut entraîner l'adoption de mesures réglementaires en matière de prix et, si les mesures prises dans le passé ou à présent étaient jugées anticoncurrentielles, des amendes, des pénalités, des actions intentées par des tiers pour dommages et restrictions des activités. Il n'est pas certain que ce suivi et les mesures réglementaires ou autres qui pourraient en résulter n'auront pas une importante incidence négative sur la situation financière d'Eurotunnel ou ses résultats d'exploitation, et ainsi sur la capacité d'Eurotunnel à assurer le service de sa dette et à verser des dividendes.

4.8 Assurances

Eurotunnel s'efforce de maintenir des polices d'assurance protégeant ses actifs et ses salariés, à des conditions et un plafond de couverture qu'elle juge adéquates. Les risques couverts comprennent généralement l'incendie, la foudre, les inondations, le vol, le terrorisme et la responsabilité civile. Rien ne permet de garantir que les assurances pour ces risques ou pour d'autres risques resteront disponibles, que les sinistres subis par Eurotunnel ne seront pas d'un montant supérieur au montant maximum de couverture, ou qu'ils seront intégralement indemnisés. De plus, les primes d'assurance peuvent augmenter. Par ailleurs, certains types d'événements ne sont pas couverts par les polices d'assurance actuelles d'Eurotunnel. (voir paragraphe 4.4 ci-dessus et paragraphe 9 du Chapitre II)

4.9 Responsabilité en matière d'Environnement

Eurotunnel est soumis aux réglementations française et britannique relatives à la protection de l'environnement ainsi qu'aux réglementations locales qui lui imposent actuellement soit d'obtenir des autorisations en vue du rejet de certains déchets soit de conclure un contrat avec un transporteur de déchets agréé, chargé de procéder à son enlèvement. Toute violation de ces réglementations entraîne l'application d'amendes pour pollution, les règlements prévoyant par ailleurs que les autorités peuvent imposer la fermeture de toute installation qui ne respecte pas les décisions imposant l'arrêt ou la modification de certaines activités nuisibles à l'environnement. Eurotunnel a pour politique de mettre en place des systèmes de protection de l'environnement. Cependant, rien ne permet de garantir que ces systèmes de protection de l'environnement permettront la poursuite de l'exploitation actuelle dans le respect des règlements en vigueur ou que les autorités britanniques et françaises, nationales ou locales n'imposeront pas de nouveaux règlements entraînant des dépenses supplémentaires.

5. Dividendes

EPLC et ESA n'ont jamais versé de dividendes ou fait de distributions à leurs actionnaires. Les accords de crédit régissant l'endettement du Groupe Eurotunnel contiennent un certain nombre d'engagements qui sont en cours de modification dans le cadre des opérations financières actuelles (voir paragraphe 9 du Chapitre I) et qui restreignent la capacité d'Eurotunnel à verser des dividendes quand bien même Eurotunnel disposerait de bénéfices distribuables et de la trésorerie nécessaire (voir paragraphe 10.7.2 du Chapitre VI), et prévoient qu'Eurotunnel ne pourra pas verser de dividendes jusqu'en 2006, sauf à mettre fin à la Période de Stabilisation de manière anticipée (ce qui n'est pas prévu). La distribution d'un premier dividende dès 2006 ou peu après cette date, nécessiterait des taux de croissance du chiffre d'affaires qui sont ambitieux et supérieurs à ceux réalisés dans un passé récent. Le calendrier et le montant d'un tel dividende et de tous dividendes ultérieurs après 2006 dépendront, entre autres choses, de la croissance future du chiffre d'affaires (voir Chapitre IV, en particulier, paragraphe 2), des taux d'intérêt, de la

croissance future des flux de trésorerie et des bénéfices, des dépenses d'investissement requises, ainsi que de la stratégie financière et de la situation financière générale du Groupe (voir paragraphe 14 du Chapitre II).

6. Evaluation des actifs immobilisés

6.1 Comptes Consolidés d'Eurotunnel plc

Comme indiqué dans la note 1(f) des Comptes Consolidés d'EPLC figurant au paragraphe 4 du Chapitre V, la norme britannique FRS11 relative à l'évaluation des actifs immobilisés consiste à comparer la valeur nette comptable des actifs immobilisés aux projections des flux de trésorerie d'exploitation futurs actualisés en utilisant un taux d'actualisation de marché.

Jusqu'à ce jour, Eurotunnel, n'ayant pas accès aux marchés de capitaux de façon habituelle appliquait un taux d'actualisation égal au taux de rendement interne implicite calculé sur la base de l'hypothèse basse des projections financières utilisées lors de la restructuration financière de 1997 (soit 7,8%).

L'application de cette méthode aux projections actuelles du Groupe n'a pas nécessité la constitution d'une provision au 31 décembre 2001. La réalisation de l'opération relative à la dette annoncée le 26 mars 2002 pourrait amener le Groupe à considérer qu'il a de nouveau accès aux marchés de capitaux et à appliquer un taux d'actualisation de marché.

Une hausse du taux d'actualisation applicable et/ou une baisse des projections des flux de trésorerie d'exploitation futurs de la société pourraient nécessiter à fin 2002 ou dans les années suivantes, la constitution d'une provision pour dépréciation des actifs immobilisés.

6.2 Comptes Combinés du Groupe Eurotunnel

Les Comptes Combinés du Groupe Eurotunnel sont établis selon les normes comptables françaises.

Comme indiqué dans la note 2(g) des Comptes Combinés du Groupe Eurotunnel figurant au paragraphe 2 du Chapitre V, en l'absence dans le référentiel comptable français de précisions méthodologiques relatives à l'évaluation des actifs immobilisés, Eurotunnel applique depuis sa publication la méthode prescrite par la norme américaine FAS 121 qui ne prévoit pas l'actualisation des flux d'exploitation futurs.

La nécessité éventuelle de constituer à l'avenir une provision pour dépréciation des actifs immobilisés dans les comptes d'EPLC amènerait le groupe à changer de méthode comptable et à constituer une provision, pour l'ensemble des actifs immobilisés du groupe dans les Comptes Combinés, sur la base de la norme IAS 36 dont la méthodologie est similaire à celle de la norme britannique FRS 11.

6.3 Impact potentiel sur les Comptes Combinés

La note 1(f) de l'annexe des Comptes Consolidés d'EPLC présentée au paragraphe 4 du Chapitre V définit la charge de dépréciation potentielle des actifs immobilisés qui aurait résulté d'une hausse du taux d'actualisation du marché. Comme décrit dans les comptes, une hausse de 1% du taux d'actualisation au-delà du taux de 8% – auquel la valeur nette comptable des actifs immobilisés est égale à la valeur actualisée des flux futurs de trésorerie d'exploitation – aurait entraîné une charge de dépréciation des actifs immobilisés de £1,3 milliard dans les Comptes Combinés au 31 décembre 2001. Cela représenterait environ £0,9 milliard au 31 décembre 2002 sur la même base. Une charge de dépréciation des actifs immobilisés pourrait également résulter d'une détérioration des projections des flux de trésorerie d'exploitation futurs actualisés qui sont utilisés pour effectuer le calcul d'évaluation. Une réduction de 10% chaque année, jusqu'à la fin de la Concession, des flux de trésorerie d'exploitation futurs actualisés et utilisés pour les calculs de la charge de dépréciation pour l'exercice 2001 aurait entraîné une charge de dépréciation d'environ £0,9 milliard dans les Comptes Combinés au 31 décembre 2001. Cela représenterait environ £0,5 milliard au 31 décembre 2002 sur la même base.

CHAPITRE V

INFORMATION FINANCIERE

1. Introduction

Les états financiers, relatifs aux trois derniers exercices, présentés dans ce Chapitre sont extraits des Comptes Combinés du Groupe Eurotunnel, des comptes sociaux d'Eurotunel SA et d'une traduction libre des Comptes Consolidés d'Eurotunnel Plc.

Les Comptes Combinés du Groupe sont les Comptes Consolidés du Groupe ESA au sens de la loi française.

Les Comptes Combinés du Groupe Eurotunnel de l'exercice clos le 31 décembre 1999 ont été certifiés sans réserve ni observation conjointement par Befec-Price Waterhouse, membre de PricewaterhouseCoopers, KPMG Audit, Fiduciaire de France et KPMG Audit Plc, "*Chartered Accountants and Registered Auditor*". Les Comptes Combinés du Groupe Eurotunnel de l'exercice clos le 31 décembre 2000 ont été certifiés sans réserve, conjointement par Befec-Price Waterhouse, membre de PricewaterhouseCoopers, KPMG Audit, Département de KPMG SA et KPMG Audit Plc, "*Chartered Accountants and Registered Auditor*", et avec une observation sur un changement de méthode comptable relatif à la provision pour indemnités de départ en retraite. Les Comptes Combinés du Groupe Eurotunnel de l'exercice clos le 31 décembre 2001 ont été certifiés sans réserve ni observation conjointement par Befec-Price Waterhouse, membre de PricewaterhouseCoopers, KPMG Audit, Département de KPMG SA et KPMG Audit Plc, "*Chartered Accountants and Registered Auditor*".

Les comptes sociaux d'Eurotunnel SA de l'exercice clos le 31 décembre 1999 ont été certifiés sans réserve ni observation conjointement par Befec-Price Waterhouse, membre de PricewaterhouseCoopers et KPMG Audit, Fiduciaire de France. Les comptes sociaux d'Eurotunnel SA des exercices clos les 31 décembre 2000 et 2001 ont été certifiés sans réserve ni observation conjointement par Befec-Price Waterhouse, membre de PricewaterhouseCoopers et KPMG Audit, Département de KPMG SA.

Les Comptes Consolidés d'Eurotunnel Plc des exercices clos les 31 décembre 1999, 2000 et 2001 ont été certifiés sans réserve ni observation par KPMG Audit Plc, "*Chartered Accountants and Registered Auditor*".

2. Comptes Combinés du Groupe Eurotunnel

Les comptes au 31 décembre 1999 et au 31 décembre 2000 ont été publiés en francs français. Aux fins de comparaison, les chiffres de 1999 et 2000, présentés ci-après, résultent de la conversion en euros des chiffres publiés et qui ont fait l'objet du rapport précité.

2.1 Bilan

Bilan	**Références à l'annexe**	**31 décembre 2001**	**31 décembre 2000**	**31 décembre 1999**
Actif			*En milliers d'euros*	
Immobilisations corporelles				
Immobilisations mises en concession		12 788 300	12 818 655	12 862 185
Immobilisations propres		5 205	5 297	5 538
Total immobilisations corporelles	2.4.6	12 793 505	12 823 952	12 867 723
Immobilisations financières				
Participations		154	154	154
Autres		113	80	68
Actif immobilisé		12 793 772	12 824 186	12 867 945
Stocks	2.4.7	21 287	19 348	22 113
Clients et comptes rattachés	2.4.8	80 027	102 323	94 288
État et autres créances		16 760	42 755	29 806
Autres actifs financiers	2.4.9	164 458	—	—
Valeurs mobilières de placement et disponibilités	2.4.10	254 235	263 172	336 546
Actif circulant		536 767	427 598	482 753
Charges constatées d'avance		73 815	74 383	13 399
Total de l'Actif		13 404 354	13 326 167	13 364 097
Passif				
Capital social	2.4.11	343 345	348 353	348 339
Primes d'émission	2.4.11	2 659 062	2 658 106	2 657 862
Réserve	2.4.11, 12	5 103	—	—
Report à nouveau	2.4.12	(643 483)	(470 844)	(802 785)
Résultat de l'exercice	2.4.2 d, 12	(187 834)	(172 639)	334 094
Ecart de conversion	2.4.2 d, 12	(914 157)	(760 000)	(782 601)
Capitaux propres		1 262 036	1 602 976	1 754 909
Provision pour risques et charges	2.4.13	112 311	90 795	75 771
Emprunt obligataire	2.4.14	2 346 052	2 315 745	2 320 279
Dettes financières	2.4.14	8 986 293	8 751 324	8 666 164
Intérêts courus	2.4.14	224 013	222 472	219 168
Concours bancaires courants	2.4.14	4	885	2 085
Autres dettes financières	2.4.9	164 458	—	—
Autres dettes	2.4.15	268 214	291 953	265 086
Dettes		11 989 034	11 582 379	11 472 782
Produits constatés d'avance		40 973	50 017	60 635
Total du Passif		13 404 354	13 326 167	13 364 097

L'annexe présentée au paragraphe 2.4 fait partie intégrante des Comptes Combinés au 31 décembre 2001.

2.2 *Compte de résultat*

Compte de résultat	Références à l'annexe	31 décembre 2001	31 décembre 2000	31 décembre 1999
		En milliers d'euros		
Produits d'exploitation				
Chiffre d'affaires	2.4.3 a	892 979	944 102	968 811
Autres produits, transferts de charges et reprises sur provisions	2.4.3 b	26 838	33 028	42 758
Total produits d'exploitation		919 817	977 130	1 011 569
Charges d'exploitation				
Achats et charges externes (nets)		238 470	258 673	319 833
Salaires et charges sociales	2.4.4,5	155 408	154 506	147 195
Dotations aux amortissements	2.4.6	160 365	159 184	169 573
Dotations aux provisions		37 655	35 747	26 984
Autres charges		1 237	1 331	2 152
Total charges d'exploitation		593 135	609 441	665 737
Résultat d'exploitation		326 682	367 689	345 832
Produits financiers				
Intérêts et produits assimilés		14 916	11 400	18 827
Produits nets sur cessions valeurs mobilières de placement		1 088	1 105	631
Différences de change	2.4.16	15 502	2 757	70 186
Total produits financiers		31 506	15 262	89 644
Charges financières				
Intérêts et charges assimilées		555 169	553 230	558 942
Différences de change	2.4.16	990	3 509	576
Total charges financières		556 159	556 739	559 518
Résultat financier		(524 653)	(541 477)	(469 874)
Résultat exceptionnel	2.4.17	10 171	1 199	458 188
Impôt	2.4.18	34	50	50
Résultat de l'exercice				
(Perte)/Bénéfice	2.4.12	**(187 834)**	**(172 639)**	**334 096**
(Perte)/Bénéfice par Unité (en centimes d'euros)	2.4.21	(9,0)	(8,3)	18,1
(Perte)/Bénéfice par Unité après dilution (en centimes d'euros)	2.4.21	(5,6)	(5,0)	16,3

L'annexe présentée au paragraphe 2.4 fait partie intégrante des Comptes Combinés au 31 décembre 2001.

2.3 Tableau de financement de l'exercice 2001

Tableau de financement	**Références à l'annexe**	**31 décembre 2001**	**31 décembre 2000**	**31 décembre 1999**
		En milliers d'euros		
Flux de trésorerie lié aux opérations d'exploitation	2.4.20 a	525 728	525 595	506 414
Flux de trésorerie lié à l'impôt		(34)	(50)	(50)
Flux de trésorerie lié aux opérations financières	2.4.20 b	(402 121)	(480 819)	(395 954)
Flux de trésorerie lié aux immobilisations	2.4.20 b	(134 504)	(113 170)	(94 232)
Flux de trésorerie lié aux opérations exceptionnelles		10 644	2 082	(9 253)
Flux de trésorerie net avant opérations de financement		(287)	(66 362)	6 925
Flux de trésorerie lié aux opérations de financement	2.4.20 b	(10 481)	(4 156)	(44 708)
Variation de trésorerie	2.4.20 c	(10 768)	(70 518)	(37 783)

L'annexe présentée au paragraphe 2.4 fait partie intégrante des Comptes Combinés au 31 décembre 2001.

2.4 Annexe aux Comptes Combinés

2.4.1 Activités du Groupe et événements importants

ESA, EPLC et leurs filiales respectives constituent le Groupe Eurotunnel. Les sociétés du Groupe Eurotunnel ont pour objet la conception, le financement, la construction et l'exploitation de la Liaison Fixe (le "Projet"), selon les termes de la Concession.

Evénements importants de l'exercice

Eurotunnel a annoncé le 1er mars 2001 le succès de l'opération de titrisation d'une partie de sa Dette Junior. Cette opération va permettre à Eurotunnel de conserver le bénéfice des taux d'intérêts favorables de sa Dette Junior et de figer une décote substantielle sur la dette rachetée.

Des sociétés, qui n'appartiennent pas au Groupe Eurotunnel, ont racheté €1,8 milliard de la Dette Junior d'Eurotunnel avec une décote moyenne de 27% par rapport à sa valeur faciale. Ce rachat de dette et les frais de l'opération ont été financés par la mise sur le marché d'obligations cotées avec notation. La réussite de cette opération procure deux avantages au Groupe :

- Le droit de recevoir, lors du refinancement par Eurotunnel de sa Dette Junior existante, les excédents générés par les sociétés ayant racheté la dette. Eurotunnel envisage de refinancer cette dette d'ici 2009 et de générer un montant estimé d'excédents de €400 millions.
- Une extension sans frais du dispositif de couverture contre les hausses de taux d'intérêt entre 2004 et 2008 couvrant €1,8 milliard de Dette Junior, venant renforcer celui mis en place au cours de l'été 2000.

Eurotunnel a déposé un recours devant la *High Court* de Londres au sujet de l'ensemble des problèmes liés aux clandestins, y compris la notification d'amendes, auxquels le Groupe est confronté. Une décision est attendue à ce sujet. Le *Home Office* britannique a décidé qu'étant donné les mesures prises par Eurotunnel pour empêcher les immigrants clandestins de parvenir au Royaume-Uni, le Groupe ne sera pas soumis à des pénalités et n'aura pas à s'acquitter des amendes reçues à ce jour.

Les autres événements importants de l'exercice 2001 et des premiers mois de 2002 sont décrits et détaillés dans le Rapport d'Activité.

Réclamations des Réseaux Ferroviaires

D'après la Convention d'Utilisation datée du 29 juillet 1987 entre les Réseaux Ferroviaires et Eurotunnel, les Réseaux doivent contribuer chaque année aux coûts d'exploitation du Groupe. La méthode de calcul de cette contribution est stipulée en détail dans la Convention. Dans ce cadre, les Réseaux ont initié une procédure d'arbitrage sous la tutelle de la Chambre Internationale de Commerce au sujet du calcul de leur contribution pour les années 1997 et 1998 et ont aussi demandé la nomination d'un expert neutre et indépendant conformément aux dispositions de la Convention pour l'année 1999.

Les Réseaux ont informé Eurotunnel qu'ils comptent réduire de €22 millions les sommes provisionnelles qu'ils doivent verser en 2002 au titre de leur contribution aux coûts d'exploitation du Tunnel. Eurotunnel considère que cette action est en contravention avec les termes de la Convention d'Utilisation qui régit les relations entre Eurotunnel et les Réseaux. En conséquence, Eurotunnel a saisi par référé le Tribunal de Commerce de Paris pour obtenir le règlement de l'intégralité de ces paiements.*

Résultat de l'exercice

La perte du Groupe pour l'exercice 2001 s'élève à €188 millions.

2.4.2 Principes de préparation, règles et méthodes comptables

Principes de préparation

a. Les Comptes Combinés résultent de la consolidation horizontale des comptes d'ESA et de ses filiales figurant dans le tableau ci-dessous, et des comptes consolidés d'EPLC. Ces comptes ont été établis dans la perspective de la continuité de l'exploitation, selon la méthode du coût historique, et suivant les principes comptables généralement admis en France et ceux décrits ci-après. Eu égard à la structure du Groupe Eurotunnel, les Comptes Combinés sont les comptes consolidés d'ESA au sens de l'Arrêté du 22 juin 1999 portant homologation du règlement n° 99-02 du Comité de Réglementation Comptable sur les comptes consolidés.

Le paragraphe 2.4.22 présente l'incidence qui résulterait de l'application aux Comptes Combinés des principes comptables généralement admis au Royaume-Uni.

* Le 26 avril 2002, le tribunal arbitral a statué en Faveur d'Eurotunnel (se reporter au chapitre II, paragraphe 4.1 de ce document).

Les sociétés holdings et leurs participations incluses dans le périmètre de consolidation du Groupe Eurotunnel ont été les suivantes :

		% du capital détenu par		
	Type d'action	la société holding	les filiales	Pays d'immatriculation des sociétés
Eurotunnel SA				**France**
France Manche SA	Ordinaire	99,9	—	France
Eurotunnel Finance Limited	Ordinaire	—	21	Angleterre
Eurotunnel Services Limited	Ordinaire	—	25	Angleterre
Eurotunnel Services GIE	—	30	22,1	France
Eurotunnel plc.				**Angleterre**
The Channel Tunnel Group Limited	Ordinaire	100	—	Angleterre
Eurotunnel Finance Limited	Ordinaire	79	—	Angleterre
Eurotunnel Developments Limited	Ordinaire	100	—	Angleterre
Eurotunnel Services Limited	Ordinaire	—	75	Angleterre
Eurotunnel Trustees Limited	Ordinaire	—	100	Angleterre
Le Shuttle Holidays Limited	Ordinaire	—	100	Angleterre
Orbital Park Limited	Ordinaire	—	100	Angleterre
Gamond Insurance Company Limited	Ordinaire	—	100	Guernesey
Cheriton Resources 3 Limited	Ordinaire	100	—	Angleterre
Cheriton Resources 5 Limited	Ordinaire	100	—	Angleterre
Cheriton Resources 6 Limited	Ordinaire	100	—	Angleterre
Princess Way Leasing Limited	Ordinaire	—	100	Angleterre
Cheriton Leasing Limited	Ordinaire	100	—	Angleterre
Eurotunnel Services GIE	—	20	27,9	France

b. Les comptes des sociétés du Groupe Eurotunnel sont arrêtés au 31 décembre. Les sociétés acquises ou constituées sont consolidées à partir de leur date d'acquisition ou de constitution. Trois filiales de ESA et trois filiales de EPLC n'ayant eu aucune activité significative en 2001 n'ont pas été consolidées.

c. Les opérations intersociétés du Groupe Eurotunnel ont été éliminées.

d. Les comptes consolidés d'EPLC ont été convertis en euros de la manière suivante :

— le capital, les primes d'émission, le report à nouveau, ainsi que les immobilisations mises en Concession et les amortissements au taux historique ;

— les autres actifs et passifs au taux en vigueur à la date du bilan ;

— le compte de résultat, à l'exception des amortissements, au taux moyen.

Compte tenu des particularités propres à Eurotunnel, consistant en un Projet unique réalisé par des entreprises situées dans des pays différents et ayant par Traité international des droits strictement égaux, les écarts de conversion sont portés au bilan dans un poste spécifique des capitaux propres.

Les taux moyens et de clôture des exercices 2001 et 2000 ont été les suivants :

	2001	2000
	€	£
Taux de clôture	1,643	1,602
Taux moyen	1,631	1,630

Règles et méthodes comptables

e. Partage des coûts et des revenus

Le Contrat de Concession prévoit, en particulier, que le Groupe Eurotunnel applique le principe du partage égal du prix de revient du Projet et de tous les autres coûts et revenus liés à l'exploitation de la Liaison Fixe entre les entités françaises et britanniques.

— Immobilisations mises en Concession : tous les coûts et revenus résultant directement ou indirectement des opérations relatives à la conception, au financement et à la construction du

Projet sont capitalisés et partagés de manière égale entre FM et CTG, et présentés en immobilisations. Les coûts relatifs à la conception et à la construction sont directement comptabilisés en immobilisations. Les immobilisations font l'objet d'ajustements de partage.

— Revenus et coûts d'exploitation : tous les revenus et coûts liés à l'exploitation de la Concession sont comptabilisés au Compte de Résultat de la Société en participation et sont partagés également entre les Concessionnaires. Les coûts et revenus, qui ne sont pas relatifs aux opérations de la Concession, ne font pas l'objet d'ajustements de partage.

f. Frais d'augmentation de capital

Les frais d'augmentation de capital sont imputés sur la prime d'émission à l'exception des augmentations de capital qui ont eu lieu durant la période de construction dont les coûts ont été immobilisés en accord avec les principes définis plus haut.

g. Immobilisations et amortissements

En l'absence de précisions quant aux techniques permettant l'évaluation des actifs immobilisés au niveau du référentiel comptable français, Eurotunnel applique la technique prescrite depuis sa publication par la norme américaine FAS 121 qui consiste à comparer la valeur nette comptable des actifs immobilisés aux projections de flux de trésorerie d'exploitation futurs non actualisés (voir paragraphe 2.4.22).

Les immobilisations sont amorties en fonction de leurs durées d'utilisation mentionnées ci-après :

Tunnels	Concession
Terminaux et terrains y afférent	20 ans à Concession
Equipements fixes	5 ans à Concession
Matériels roulants	30 à 40 ans
Terrains en concession, aménagements et bâtiments	5 ans à Concession
Terrains propres	Non amortis
Installations générales, matériels, véhicules, équipements de bureau	3 à 30 ans

Les durées d'utilisation prévisibles des immobilisations sont revues et, si nécessaire, modifiées en fonction de l'expérience acquise.

Les immobilisations en Concession non renouvelables font l'objet d'un amortissement financier de caducité en fonction des revenus sur toute la durée de la Concession. Cet amortissement calculé sur la valeur nette comptable, est fonction du rapport entre les revenus réels de l'année et ces revenus majorés des revenus totaux prévus sur la durée résiduelle de la Concession, indexés de l'inflation.

Les immobilisations renouvelables sont amorties selon le mode linéaire.

Compte tenu du caractère récurrent et linéaire de leur renouvellement, certaines immobilisations (par exemple, les rails) font l'objet d'un amortissement suivant la méthode des immobilisations non renouvelables pour leur valeur initiale. Les coûts de renouvellement sont ensuite passés directement au compte de résultat.

L'amortissement de caducité des immobilisations renouvelables est constitué à partir du dernier renouvellement d'immobilisation sur la durée résiduelle de la Concession.

h. Provision pour risques et charges

— Provision pour renouvellement des actifs

Les immobilisations renouvelables font l'objet d'une provision pour renouvellement déterminée en fonction de la différence actualisée entre le prix d'acquisition ou de production et le prix estimé à la date de renouvellement.

— Provision pour grosses réparations

La provision pour grosses réparations, destinée à couvrir des charges prévisibles importantes et distinctes des frais courants d'entretien et de réparation, est calculée sur la base d'un programme spécifique par catégorie d'immobilisations.

— Provision pour indemnités de départ en retraite

Le Groupe constitue une provision pour indemnité de départ en retraite des salariés en fonction de ses engagements contractuels.

i. Valeurs mobilières de placement et disponibilités

Les valeurs mobilières de placement figurent au bilan pour leur coût d'acquisition. Lorsque leur valeur d'inventaire est inférieure à leur coût d'acquisition, une provision pour dépréciation est constituée du montant de la différence. Les postes "Valeurs mobilières de placement" et "Disponibilités" comprennent les intérêts courus à recevoir.

j. Conversion des éléments en devises

Les transactions en devises sont converties en euros aux taux en vigueur à la date de chacune des transactions. Les créances et dettes libellées en devises, à l'exception des éléments mentionnés dans les paragraphes 2.4.2 d et 2.4.2 k, sont converties sur la base des taux en vigueur à la date du bilan ou des taux de couverture de change à terme. Les écarts résultant de cette réévaluation sont portés au Compte de Résultat.

k. Instruments financiers – Couverture des risques de taux d'intérêt et de change

Les charges et produits générés par les contrats d'échange de taux d'intérêt et par les contrats d'option de taux d'intérêt sont portés, pour leur montant net, au Compte de Résultat prorata temporis sur la durée de ces opérations de couverture.

Les opérations en devises ne sont pas réévaluées dans la mesure où des contrats d'options, d'échange ou d'achat/vente à terme des devises, correspondant aux mêmes échéances, ont été mis en place.

Les primes afférentes à ces contrats sont portées au Compte de Résultat prorata temporis sur la durée de l'opération sous-jacente. Les charges et produits financiers courus (intérêts et différences de change) sont portés pour le montant net au Compte de Résultat prorata temporis.

l. Stocks

Les stocks sont valorisés au prix de revient incorporant, pour les terrains et constructions, les frais de développement, les charges financières et certains frais généraux. Lorsque la valeur d'inventaire est inférieure au prix de revient, une provision pour dépréciation est constituée du montant de la différence.

Les pièces de rechange réparables sont classées en immobilisations en fonction de leur nature. Les pièces de rechange non réparables sont classées en stock. Les stocks à rotation lente font l'objet d'une provision pour obsolescence.

m. Créances clients

Les créances clients font l'objet d'une provision pour créances douteuses.

2.4.3 Produits d'exploitation

a. Chiffre d'affaires

Le chiffre d'affaires correspond aux ventes de biens et de services dans le cadre des activités courantes.

Les ventes sont constatées en chiffre d'affaires lors de l'utilisation des services.

Le Groupe Eurotunnel a pour activité la prestation de services de transport entre la France et l'Angleterre, des activités associées et des activités de développement. Le chiffre d'affaires s'analyse comme suit :

	2001	**2000**
	(en milliers d'euros)	
Navettes	504 571	512 506
Réseaux Ferroviaires	344 199	338 711
Activités de distribution et autres*	44 209	92 885
	892 979	944 102

* Le poste "Activités de distribution et autres" comprend également les ventes de terrains réalisées dans le cadre des activités de développement.

b. Autres produits, transferts de charges et reprises sur provisions

Les autres produits, transferts de charges et reprises sur provisions comprennent essentiellement l'utilisation de montants reçus de TML au titre de la garantie et la reprise de provisions d'exploitation.

2.4.4 Effectifs et frais de personnel

	2001	2000
Effectif moyen directement employé par le Groupe Eurotunnel (y compris les Administrateurs dirigeants)	3 617	3 597

	2001	2000
	(en milliers d'euros)	
Frais de personnel (y compris charges sociales et rémunérations des Administrateurs dirigeants)	155 851	155 058

Les jetons de présence et honoraires des Administrateurs sont comptabilisés sous la rubrique "Autres charges".

2.4.5 Rémunérations des Administrateurs

Les rémunérations allouées par les sociétés du Groupe aux Administrateurs en 2001 s'élèvent à €1 678 516 (2000 : €2 510 592).

Le détail des rémunérations (y compris les primes et bonus complémentaires alloués aux Administrateurs dirigeants) est présenté dans le Rapport du Conseil Commun sur la Rémunération des Administrateurs.

2.4.6 Immobilisations et amortissements

	Immobilisations en Concession								
	En-cours	Tunnels	Terminaux et terrains y afférant	Equipements fixes	Autres Matériels roulants	Matériels terrains et bâtiments	Autres véhicules et équip. bureau	Immobilisations propres Immob. Corporelles	Total
					(en milliers d'euros)				
Valeurs brutes									
Au 1er janvier 2001	129 917	6 549 501	1 889 465	3 157 252	1 818 068	144 477	241 415	6 853	13 936 948
Acquisitions	78 205	—	5 748	662	17 226	1 486	28 716	—	132 043
Ecarts de conversion	—	—	—	—	—	—	—	174	174
Transferts	(61 720)	—	6 013	1 711	48 926	—	5 070	—	—
Cessions/retraits	—	—	—	(927)	—	(1 967)	(1 589)	(72)	(4 555)
Au 31 déc. 2001	146 402	6 549 501	1 901 226	3 158 698	1 884 220	143 996	273 612	6 955	14 064 610
Amortissements									
Au 1er janvier 2001	—	108 702	78 553	489 078	285 630	26 416	123 061	1 556	1 112 996
Dotations	—	8 437	10 995	67 712	46 988	5 160	21 784	227	161 303
Ecarts de conversion	—	—	—	—	—	—	—	39	39
Cessions/retraits	—	—	—	(927)	—	(645)	(1 589)	(72)	(3 233)
Au 31 décembre 2001	—	117 139	89 548	555 863	332 618	30 931	143 256	1 750	1 271 105
Valeurs nettes									
Au 1er janvier 2001	129 917	6 440 799	1 810 912	2 668 174	1 532 438	118 061	118 354	5 297	12 823 952
Au 31 déc. 2001	146 402	6 432 362	1 811 678	2 602 835	1 551 602	113 065	130 356	5 205	12 793 505

En France, les biens immobiliers dans l'emprise de la Concession sont propriété de l'état et lui feront retour à l'expiration de la durée de la Concession. Au Royaume-Uni, le gouvernement a demandé à CTG le transfert de propriété, à son profit, des terrains et biens immobiliers acquis dans le cadre de la construction et de l'exploitation du Projet en échange d'un bail pour la durée de la Concession. A l'expiration de la Concession, les droits des Concessionnaires sur tous les biens et droits mobiliers, et de propriété intellectuelle, nécessaires à la construction et à l'exploitation du Projet, deviendront sans indemnité la propriété conjointe des deux Etats.

La dotation aux amortissements de l'exercice de €161,3 millions comprend une dotation d'exploitation de €160,4 millions et une dotation exceptionnelle de €0,9 million.

2.4.7 Stocks

	31 décembre 2001	31 décembre 2000
	(en milliers d'euros)	
Pièces de rechange*	8 993	9 922
Terrains en cours d'aménagement	12 294	9 426
	21 287	19 348

* Net d'une provision pour obsolescence de €2,5 millions (2000 : €1,9 million).

2.4.8 Créances clients

Les créances clients de €80 millions (2000 : €102 millions), après déduction d'une provision pour créances douteuses de €8 millions (2000 : €5 millions), sont à moins d'un an.

2.4.9 Autres actifs financiers et autres dettes financières

Eurotunnel a acheté trois sociétés de leasing au Royaume-Uni. Ces sociétés avaient des dettes de €164 millions au 31 décembre 2001. La totalité de ces dettes est garantie par des créances de leasing détenues par ces sociétés. Ces transactions ont permis à Eurotunnel de recevoir le bénéfice immédiat d'une partie de ses pertes fiscales de l'année en cours, par le transfert de ces pertes aux sociétés de leasing inclues dans le groupe fiscal d'Eurotunnel. Ces sociétés supportent un risque de crédit en tant que sociétés de leasing, mais ce risque ne peut être assumé par d'autres sociétés du Groupe Eurotunnel.

2.4.10 Valeurs mobilières de placement et disponibilités

a. Valeurs mobilières de placement

Ce poste correspond à des placements à court terme en certificats de dépôt et Sicav.

	31 décembre 2001	31 décembre 2000
	(en milliers d'euros)	
Titres et valeurs en €	114 148	144 052
Titres et valeurs en £	111 888	76 908
Intérêts courus à recevoir	364	526
	226 400	221 486

b. Disponibilités

	31 décembre 2001	31 décembre 2000
	(en milliers d'euros)	
Comptes courants bancaires et caisses	27 835	26 197
Comptes de dépôts	—	15 489
	27 835	41 686
Total	254 235	263 172

Aux 31 décembre 2000 et 2001, la valeur de marché des "Titres et valeurs en € et en £ est égale à la valeur comptable.

Le montant total des disponibilités qui s'élève à €254 millions au 31 décembre 2001 comprend €168 millions pour le paiement des Intérêts Juniors. €57 millions restent disponibles pour l'exploitation du Groupe et €29 millions correspondent au solde du produit de l'augmentation de capital de 1999 et des opérations financières.

2.4.11 Capital social et primes d'émission

	ESA	EPLC	Total
	(en milliers d'euros)		
Capital social (actions ordinaires) au 1er janvier 2001			
– 2 083 676 484 actions à €0,15	317 654	—	317 654
– 2 083 676 484 actions à £0,01	—	30 699	30 699
	317 654	30 699	348 353
Exercice de bons de souscription 2001/2003 et d'options de souscription			
– 570 872 actions à €0,15	86	—	86
– 570 872 actions à £0,01	—	9	9
	86	9	95
Conversion en euros	(5 103)	—	(5 103)
Au 31 décembre 2001			
– 2 084 247 356 actions à €0,15	312 637	—	312 637
– 2 084 247 356 actions à £0,01	—	30 708	30 708
	312 637	30 708	343 345
Primes d'émission			
– Au 1er janvier 2001	1 289 502	1 368 604	2 658 106
– Augmentation de capital	416	540	956
– Au 31 décembre 2001	1 289 918	1 369 144	2 659 062

a. Le 13 août 1986, un Contrat de Structure de Sociétés a été signé entre ESA, EPLC, FM et CTG qui prévoit, entre autres, que les actions d'ESA et d'EPLC seront "jumelées", de telle sorte qu'une action d'ESA et une action d'EPLC forment une "Unité". Les statuts d'ESA et les Articles of Association d'EPLC limitent les transferts d'actions aux transferts simultanés d'un nombre égal d'actions de chaque société.

b. L'assemblée générale d'ESA et d'EPLC du 23 mai 1991 a autorisé pour une durée de 5 ans l'attribution au bénéfice des dirigeants et des membres du personnel, d'options de souscription d'Unités.

Le 6 mai 1999, les assemblées d'ESA et d'EPLC ont autorisé l'attribution d'options de souscription d'Unités Eurotunnel, pour une durée de 5 ans, dans le cadre de nouveaux plans d'options français et britanniques et d'un plan d'épargne salariale réservé aux salariés des sociétés britanniques du Groupe.

Le prix d'exercice des options attribuées au titre des plans d'option de souscription français et britanniques, ne peut être inférieur au cours de l'Unité la veille du jour de l'attribution de l'option ou à la moyenne des cours cotés de l'Unité aux 20 séances de bourse précédant le jour de l'attribution. Le prix d'exercice des options attribuées dans le cadre du plan d'épargne salariale britannique ne peut être inférieur à 80% du cours de l'Unité la veille du jour de l'attribution de l'option ou à 80% de la moyenne des cours de l'Unité à l'ouverture des 20 séances de la Bourse de Londres précédant la date d'attribution des options.

Au cours de l'exercice 2001 et en vertu de ces dernières autorisations, il a été procédé:

– le 16 mars à une attribution à 535 bénéficiaires, d'options permettant de souscrire 6 789 171 Unités au prix de €1,26 ou £0,77, entre le 16 mars 2004 et le 15 mars 2011, sous réserve que le cours de l'Unité ait augmenté d'un taux annuel supérieur d'au moins 4% à la moyenne de

l'indice *"the Underlying Retail UK Price Index"* et de l'indice mensuel des prix à la consommation hors tabac ensemble des ménages au cours d'une période de trois ans minimum.

– le 16 mars dans le cadre du plan d'épargne salariale britannique, à l'attribution à 501 bénéficiaires, d'options permettant de souscrire 3 466 716 Unités au prix de £0,62, entre le 31 mars 2006 et le 30 septembre 2006.

Au cours de l'exercice 2001, aucune Unité n'a été créée par l'exercice d'options. Le montant total des options encore en vigueur et attribuées au titre des anciens et nouveaux plans permet à 2 494 bénéficiaires de souscrire à 36 583 392 Unités selon les conditions suivantes :

Options de souscription

		Prix d'exercice		
Date d'attribution	**Unités restant à souscrire**	**€**	**£**	**Période d'exercice**
27 avril 1992	122 192	3,91	2,48	27 04.1995 à 26.04.2002
6 novembre 1992	384 292	3,10	2,40	06.11.1997 à 05.11.2002
13 juillet 1994	290 453	2,91	2,24	13.07.1998 à 12.07.2004
24 novembre 1994	47 601	2,56	2,05	24.11.1998 à 23.11.2004
11 avril 1995	403 848	2,23	1,81	11.04.1999 à 10.04.2005
18 juin 1999	7 843 300	1,46	0,95	18.06.2002 à 17.06.2009
17 septembre 1999*	5 184 208	—	0,73	01.11.2004 à 30.04.2005
24 novembre 1999	6 375 000	1,27	0,81	24.11.2002 à 23.11.2009
31 mars 2000*	1 813 695	—	0,61	01.05.2005 à 31.10.2005
31 mars 2000	4 628 909	1,24	0,76	31.03.2003 à 30.03.2010
16 mars 2001*	3 069 876	—	0,62	01.05.2006 à 31.10.2006
16 mars 2001	6 420 018	1,26	0,77	16.03.2004 à 15.03.2011

* Attribution dans le cadre du plan d'épargne salariale britannique.

c. En 1998, il a été procédé à l'attribution gratuite aux actionnaires de :

– 919 553 419 bons de souscription (Bons 2003) à échéance du 31 octobre 2003. Trois Bons 2003 donnent droit de souscrire, compte tenu de l'ajustement intervenu suite à la dernière augmentation de capital, à 1,02 Unité au prix de €1,02 (FRF 6,70) plus £0,68.

Au cours de l'exercice 2001, 92 055 Bons 2003 ont été exercés conduisant à la création de 28 999 Unités. En conséquence, le nombre d'Unités pouvant être souscrites par exercice des 919 070 067 Bons 2003 encore en circulation est de 312 483 822.

– 919 553 419 bons de souscription (Bons 2001) à échéance du 31 décembre 2001. Huit Bons 2001 donnaient droit de souscrire, compte tenu de l'ajustement intervenu suite à la dernière augmentation de capital, 1,02 Unité au prix de FRF 5,84 (€0,89) plus £0,59.

Au cours de l'exercice 2001, 4 249 414 Bons 2001 ont été exercés conduisant à la création de 541 873 Unités. Les Bons 2001 sont arrivés à expiration le 31 décembre 2001.

d. En avril 1998, FM et EFL ont émis 645 161 300 Obligations Remboursables en Unités ("ORU") à un prix de FRF 6,97 (€1,06257) plus £0,70.

Le 11 mai 1999, en vertu des autorisations données par les assemblées d'actionnaires d'ESA et d'EPLC du 6 mai 1999, il a été procédé au remboursement anticipé sur la base de 1 Unité pour 1,3 ORU, de 188 108 597 ORU par émission de 144 698 901 Unités nouvelles.

Les 457 052 703 ORU restantes sont remboursables le 31 décembre 2003 sur la base d'une obligation pour 1,01 Unité, compte tenu de l'ajustement consécutif à l'augmentation de capital de décembre 1999, sauf remboursement anticipé en Unités suivant les conditions stipulées dans le contrat d'émission ou anticipé en numéraire avec partie du produit de l'exercice des Bons 2001 et 2003. Elles portent un coupon fixe à 4,45%.

2.4.12 Réserves

a. Variation des réserves

	Réserve*	Report à nouveau résultat	Ecart de conversion
	(en milliers d'euros)		
Au 1er janvier 2001	—	(643 483)	(760 000)
Conversion en euros	5 103	—	—
Résultat de l'exercice	—	(187 834)	—
Ecart de conversion	—	—	(154 157)
Au 31 décembre 2001	5 103	(831 317)	(914 157)

* Cette réserve non distribuable est la conséquence de la conversion du capital social d'ESA en euros.

b. Analyse du résultat combiné de l'exercice

	(en milliers d'euros)
Résultat de l'exercice d'ESA	4 896
Résultat des filiales d'ESA	(101 663)
Résultat du Groupe EPLC	103 719
Elimination du résultat de Fixed-Link Finance BV	(207 838)
Ajustements de combinaison :	
Différences de change sur amortissements	14 111
Autres éliminations intragroupe	125
Amortissement des frais d'augmentation de capital d'EPLC	(1 184)
Résultat combiné du Groupe Eurotunnel (perte)	(187 834)

2.4.13 Provision pour risques et charges

Ce poste comprend essentiellement une provision pour grosses réparations à hauteur de €71,6 millions (31 décembre 2000 : €59,3 millions), et une provision pour renouvellement des immobilisations à hauteur de €37,3 millions (31 décembre 2000 : €28,2 millions). Il comprend également une provision pour indemnités de départ en retraite de €3,0 millions (31 décembre 2000 : €2,4 millions). Aucune provision n'a été constituée au titre des réclamations des Réseaux (voir paragraphe 2.4.1).

2.4.14 Emprunts et dettes auprès des établissements de crédit

a. Analyse des Emprunts Obligataires et de la dette financière

	31 décembre 2000 publié francs	**31 décembre 2000 publié euros**	**31 décembre* 2000 recalculé euros**	**Rachats de dette et annulations d'intérêts euros**	**Intérêts** euros**	**31 décembre 2001 euros**
			(en milliers d'euros)			
Obligations Remboursables en Unités	6 548 193	998 266	1 011 307	—	—	1 011 307
Obligations Participantes	8 642 099	1 317 479	1 334 745	—	—	1 334 745
Total emprunts obligataires	15 190 292	2 315 745	2 346 052	—	—	2 346 052
Dette EDL, Senior et 4e Tranche	3 709 209	565 465	573 200	—	—	573 200
Dette Junior	35 775 741	5 453 977	5 519 490	(11 648)	—	5 507 842
Crédit à Taux Révisable	11 872 342	1 809 927	1 831 711	—	—	1 831 711
Intérêts impayés						
Avances de stabilisation	4 946 805	754 135	764 362	—	94 163	858 525
Intérêts différés	1 100 825	167 820	170 012	—	45 003	215 015
Total intérêts impayés	6 047 630	921 955	934 374	_	139 166	1 073 540
Total, dette financière et intérêts différés	57 404 922	8 751 324	8 858 775	(11 648)	139 166	8 986 293
Intérêts courus						
Emprunts obligataires	140 915	21 482	21 763	—	—	21 763
Dette financière	1 318 405	200 990	203 798	—	(1 548)	202 250
Total intérêts courus	1 459 320	222 472	225 561	—	(1 548)	224 013
Concours bancaires courants	5 808	885	890	—	(886)	4
Total emprunts et dette financière	74 060 342	11 290 426	11 431 278	(11 648)	136 732	11 556 362

* Les emprunts au 31 décembre 2000 ont été recalculés au taux de change du 31 décembre 2001 pour faciliter la comparaison.

** Les intérêts comprennent les intérêts courus de la période diminués des montants payés en numéraire ou par utilisation du Crédit de Stabilisation.

En janvier 2001, £12,8 millions et €17,1 millions de Crédit de Stabilisation ont été créés pour couvrir les intérêts impayés sur le Crédit à Taux Révisable. De même, €25,2 millions et £18,8 millions de Crédit de Stabilisation ont été créés en juillet. La totalité des intérêts dus sur les ORU (€21,6 millions et £14,2 millions) au titre de l'exercice a été différée.

En janvier 2002, £19,0 millions et €25,5 millions de Crédit de Stabilisation ont été créés pour couvrir les intérêts impayés sur le Crédit à Taux Révisable. La totalité des intérêts dus sur les ORU au 26 janvier 2002 (€10,8 millions et £7,1 millions) a été ajoutée au poste Intérêts Différés.

b. Echéancier des Emprunts Obligataires et de la dette financière
(en milliers d'euros)

	Moins d'un an	De 1 à 5 ans	Plus de 5 ans	Total
Obligations Remboursables en Unités	—	1 011 307	—	1 011 307
Obligations Participantes	—	—	1 334 745	1 334 745
Total Emprunts obligataires	—	1 011 307	1 334 745	2 346 052
Dette EDL, Senior et 4e Tranche	92 842	284 303	196 055	573 200
Dette Junior*	—	—	5 507 842	5 507 842
Crédit à Taux Révisable	—	—	1 831 711	1 831 711
Intérêts impayés				
Avances	—	—	858 525	858 525
Intérêts différés	—	215 015	—	215 015
Total Intérêts impayés	—	215 015	858 525	1 073 540
Total, dette financière et intérêts différés	92 842	499 318	8 394 133	8 986 293
Intérêts courus				
Emprunts obligataires	21 763	—	—	21 763
Dette financière	202 001	—	249	202 250
Total intérêts courus	223 764	—	249	224 013
Concours bancaires courants	4	—	—	4
Total, emprunts et dette financière	316 610	1 510 625	9 729 127	11 556 362

* Echéancier basé sur le "tableau d'amortissement minimum" (voir paragraphe 2.4.14 c).

c. Description de la Dette

- Les Obligations Remboursables en Unités sont décrites au paragraphe 2.4.11 d.
- Les Obligations Participantes, au nombre de 423 570 au 31 décembre 2001, ont été émises par FM et EFL au prix de FRF 9 893 (€1 508,18) et £1 000, et portent un coupon fixe de 1% par an. A compter de la fin de la Période de Stabilisation (soit le 31 décembre 2005, ou avant sous certaines conditions, à la demande d'Eurotunnel), ces obligations ouvriront droit au paiement, en plus du coupon fixe, d'un coupon variable égal à 23,3% du cashflow net disponible. Ces obligations seront remboursables au plus tard le 30 avril 2040.
- Le Crédit à taux révisable porte intérêt à taux fixe de 7,03% pour la partie libellée en livres sterling et 5,28% pour la partie libellée en euros jusqu'au 26 janvier 2004. Par la suite les intérêts seront déterminés en fonction du taux des emprunts d'état français et britannique majoré de 0,5%. Au terme de la Période de Stabilisation, cette marge sera portée à 1,5%. Ces crédits seront remboursés au plus tard le 31 décembre 2050.
- La Dette Junior porte intérêt au même taux fixe que le Crédit à Taux Révisable. À partir de certaines dates comprises entre le 1er décembre 2003 et le 8 janvier 2004, elle portera intérêt à taux variable, majoré de 1,25%. La Dette Junior est remboursable entre 2005 (échéancier de remboursement "cible") ou 2007 (échéancier de remboursement minimum) et 2025.
- Des Avances de Stabilisation (au titre de la Dette Junior et du Crédit à Taux Révisable) ou des Intérêts Différés (au titre des ORU) sont créés semestriellement, en janvier et en juillet, afin de couvrir la charge d'intérêt ne pouvant être réglée avec les disponibilités. Au titre du Crédit de Stabilisation, Eurotunnel est autorisé à tirer de nouvelles avances de crédit (sous réserve de certaines limites de tirages) jusqu'à la fin de la Période de Stabilisation, ces avances portant intérêt à taux zéro. Par la suite, elles porteront intérêt à taux variable, majoré de 1,25%. Dans les

dix-huit mois suivant la fin de la période à taux zéro, les crédits pourront être convertis en émissions obligataires sur décision d'Eurotunnel. Les remboursements de ce crédit seront échelonnés entre 2018 et 2026.

- Une partie de la Dette Senior (€93 millions et £140 millions) porte intérêt à taux variable, le solde portant intérêt à taux fixe. Elle est remboursable entre 2002 et 2005 et la marge est de 1%.
- La Dette Quatrième Tranche correspond aux tirages effectués auprès de la Banque Européenne d'Investissement et de la CECA. Elle porte intérêt à taux fixes majorés de 1%. Elle est remboursable entre 2006 et 2019.

La totalité de la dette est garantie par des sûretés.

d. Paiement des intérêts courus

Sur les €247 millions d'intérêts venant à échéance en janvier 2002, €168 millions ont été payés en numéraire et €79 millions ont été payés par utilisation du Crédit de Stabilisation.

e. Risque de taux

Toute la dette d'Eurotunnel, à l'exception de €93 millions et £140 millions de Dette Senior, porte intérêt à taux fixe jusqu'à la fin de 2003. Jusqu'à cette date l'impact d'une variation de 1% des taux d'intérêts variables en France et au Royaume-Uni serait une variation des charges financières de l'ordre de €3 millions par an. Une variation équivalente des taux d'intérêts sur les placements compenserait en grande partie la variation des charges financières. A partir de 2004, un total de €7,5 milliards de la dette d'Eurotunnel portera intérêt à taux variable.

En août 2000, Eurotunnel a conclu une opération de couverture (collar) auprès d'institutions financières afin de limiter son exposition à d'éventuelles hausses des taux d'intérêt. Cette opération porte sur une partie de la dette du Groupe s'élevant à €1 920 millions et à £1 071 millions. Elle est composée de deux parties. Les contrats caps limitent le taux d'intérêt sur cette dette à des taux allant de 6,75% en 2004 à 8% en 2008 pour la partie euros et de 7,25% en 2004 à 8% en 2008 pour la partie livres sterling. Les contrats caps impliquent que les taux d'intérêt supportés par Eurotunnel ne tomberont pas, en moyenne, au-dessous d'un certain niveau allant de 5,3% en 2004 à 4,51% en 2008 pour la partie euros et de 5,5% en 2004 à 4,98% en 2008 pour la partie livres sterling. Une prime de €28 millions et £23 millions a été versée pour assurer cette protection de taux d'intérêt, et sera portée au compte de résultat prorata temporis sur la durée des contrats de couverture.

Suite à l'opération de titrisation d'une part de la Dette Junior conclue en mars 2001, Eurotunnel a conclu des contrats caps supplémentaires portant sur €959 millions et £536 millions de Dette Junior aux mêmes taux et pour les mêmes périodes que ceux décrits au paragraphe ci-dessus. Aucune prime n'a été versée et aucun contrat floor n'a été accordé pour obtenir cette couverture supplémentaire.

Si les taux du marché en 2004-2008 sont supérieurs aux taux caps, les banques contreparties paieront à Eurotunnel la différence entre les deux taux. Si les taux du marché en 2004-2008 sont inférieurs aux taux floors, Eurotunnel paiera aux contreparties la différence entre les deux taux. Lorsque les taux du marché se situent entre les taux caps et les taux floors, aucun paiement n'est effectué au titre de ces contrats.

Le tableau ci-dessous donne une estimation de la charge totale d'intérêts d'Eurotunnel (marges comprises) pour des hypothèses de taux EURIBOR et LIBOR à 6 mois en 2004 allant de 3% à 8%. Ces chiffres tiennent compte de l'impact des contrats d'options sur taux en place et sont calculés sur la base de taux d'intérêts EURIBOR et LIBOR à 6 mois identiques.

Charge d'intérêts (hors prime d'options) :

(en millions d'euros)

3%	4%	5%	6%	7%	8%
422	461	501	562	631	658

f. Risque de change

Toute la dette d'Eurotunnel est libellée en euros (Groupe ESA) ou en livres sterling (Groupe EPLC). En conséquence, aucun gain ni aucune perte de change ne peuvent survenir de la réévaluation de la dette externe. La majorité des risques de change liés aux activités continentales d'Eurotunnel a été éliminée par l'introduction de l'euro dans 12 pays membres de l'Union Européenne. Le principal risque de change résiduel porte sur la réévaluation des comptes courants intragroupe (principalement une créance du Groupe

ESA sur le Groupe EPLC libellée en euros). L'impact d'une variation de 10% de la parité entre l'euro et la livre sterling serait un gain ou une perte de change comptable de l'ordre de €56 millions.

g. Risque de liquidité

Le 31 décembre 2003, les Obligations Remboursables en Unités seront converties en Unités à un prix prédéterminé, à l'exception de celles qui auraient été auparavant remboursées en numéraire par le produit de l'exercice des Bons 2001 et 2003 avec une prime par rapport à leur valeur faciale.

La Dette Senior est remboursable en numéraire entre 2002 et 2005. Le reste de la dette à l'exception du premier remboursement de la Dette Junior à hauteur de 1,65% du principal (selon l'échéancier de remboursement "cible"), est remboursable après la période de Stabilisation (31 décembre 2005, ou plus tôt sous certaines conditions, sur décision d'Eurotunnel).

Les intérêts dus sur les ORU, la Dette Junior et le Crédit à taux révisable qui ne pourraient pas être réglés en numéraire, peuvent, jusqu'à la fin de la période de Stabilisation être réglés par des tirages sur le Crédit de Stabilisation dans certaines limites. Eurotunnel peut sous certaines conditions rembourser en Unités le Crédit de Stabilisation.

£702 millions (ou €1 153 millions) ont été tirés jusqu'au 28 janvier 2002 sur ce crédit. Le montant des tirages disponibles sur le Crédit de Stabilisation au 28 janvier 2002 est de £479 millions (ou €787 millions).

2.4.15 Autres dettes

	31 décembre 2001	**31 décembre 2000**
Avances et acomptes	142 148	138 760
Fournisseurs et comptes rattachés	66 729	58 955
Dettes sociales et fiscales	27 529	43 148
Fournisseurs d'immobilisations	25 705	29 838
Autres dettes	6 103	21 252
	268 214	291 953

Le poste "Avances et acomptes" est constitué essentiellement des avances effectuées par les Réseaux Ferroviaires en application de la clause de paiement minimum de la Convention d'Utilisation. Ces avances sont remboursables sous certaines conditions par déduction sur les versements futurs dus par les Réseaux. Les autres postes sont essentiellement à moins d'un an.

2.4.16 Différences de change

Les profits et pertes de change proviennent essentiellement de la réévaluation au cours de clôture des comptes intragroupes.

2.4.17 Résultat exceptionnel

Le résultat exceptionnel net de €10 millions provient essentiellement de plusieurs opérations financières.

2.4.18 Résultat et situation fiscale

a. Impôts courants

En 1997, ESA a renouvelé, pour une nouvelle période de 5 ans, l'option pour le régime de l'intégration fiscale de Groupe incluant FM. Les filiales d'ESA créées en décembre 1998 ont été intégrées dans le groupe fiscal. ESA a provisionné l'impôt forfaitaire annuel à hauteur de €34 000.

En France, les pertes fiscales cumulées reportables du Groupe intégré, s'élèvent à €836 millions, dont €493 millions sont reportables indéfiniment.

Au Royaume-Uni, au 31 décembre 2001, les charges fiscalement reportables de £2 574 millions restent imputables sur certains profits futurs du groupe EPLC.

b. Impôts différés

Le crédit d'impôt différé n'a pas été comptabilisé.

c. Les particularités du Projet ont nécessité des consultations entre les autorités fiscales des deux pays afin d'harmoniser, autant que possible, les traitements fiscaux. Certaines dispositions n'ont pas été définitivement arrêtées ; toutefois, cette situation n'a pas d'incidence significative sur les comptes.

2.4.19 Engagements hors bilan

Conformément aux termes des Conventions de Crédit, les sociétés du Groupe Eurotunnel se sont engagées à consentir aux banques prêteuses des sûretés sur tous leurs actifs, droits et biens autres que ceux détenus par EDL et OPL.

En application des contrats de crédit, en cas de survenance d'un cas de défaillance, les Prêteurs seraient en droit dans certaines circonstances, d'exercer leurs droits de substitution tel que prévu dans la Concession d'Eurotunnel et d'exercer les sûretés qui leur ont été consenties aux termes des Conventions de Crédit.

Au 31 décembre 2001, les actions des filiales d'ESA et d'EPLC, la plupart des comptes bancaires, le matériel roulant réceptionné, les marques déposées et les bénéfices des contrats les plus importants ont été donnés en garantie selon le droit français. En droit anglais, tous les actifs, droits et biens appartenant aux sociétés du Groupe Eurotunnel autres qu'EDL et OPL, font l'objet d'une garantie globale. Certains terrains, constructions et bâtiments, appartenant à différentes filiales du Groupe Eurotunnel, ont été donnés en garantie.

2.4.20 Tableau de financement de l'exercice 2001

a. Réconciliation du résultat d'exploitation de l'exercice avec les flux de trésorerie liés à l'exploitation

	2001	2000
	(en milliers d'euros)	
Résultat d'exploitation	326 682	367 689
Provisions	37 655	35 747
Dotations aux amortissements	160 365	159 184
Profit avant dotations, aux amortissements, provisions, intérêts et impôts	524 702	562 620
Ajustement de taux*	2 206	(5 332)
Variation des stocks	139	2 700
Variation des créances	51 983	(15 787)
Variation des dettes	(53 302)	(18 606)
Flux de trésorerie lié à l'exploitation	525 728	525 595

* L'ajustement résulte de la prise en compte des éléments du Compte de Résultat au taux de clôture.

b. Détail des éléments du tableau de financement

	2001	2000
	(en milliers d'euros)	
Produits et charges financieres		
Intérêts reçus	16 246	13 504
Intérêts payés	(418 367)	(429 357)
Instruments de couverture	—	(64 966)
Produits et charges financières	(402 121)	(480 819)
IMMOBILISATIONS		
Décaissements relatifs à l'acquisition d'immobilisations corporelles	(135 043)	(113 293)
Encaissements provenant de la cession d'actifs immobilisés	539	123
Immobilisations	(134 504)	(113 170)
FINANCEMENT		
Augmentation de Capital, nette de frais	178	(777)
Variation Emprunts	(10 659)	(3 379)
Financement	(10 481)	(4 156)

c. Analyse de la variation de trésorerie

	2001	2000
	(en milliers d'euros)	
Trésorerie à l'ouverture	261 761	332 837
Variation de trésorerie (hors incidence des variations des taux de change)	(10 768)	(70 518)
Incidence des variations des taux de change	2 874	(558)
Trésorerie à la clôture	253 867	261 761

d. Analyse des comptes de trésorerie présentés au bilan

	2001	Variation de l'exercice	2000
		(en milliers d'euros)	
Valeurs mobilières de placement	226 400	4 914	221 486
Disponibilités	27 835	(13 851)	41 686
Découverts			
Bancaires	(4)	881	(885)
Intérêts	(364)	162	(526)
	253 867	(7 894)	261 761

2.4.21 Bénéfice/(perte) par Unité

	2001	2000
	(en centimes d'euros)	
Perte nette par Unité	(9,0)	(8,3)
Perte avant résultat exceptionnel	(9,5)	(8,3)
Perte nette par Unité après dilution	(5,6)	(5,0)

La perte par Unité, après impôts et éléments exceptionnels, est calculée en utilisant la moyenne pondérée du nombre d'Unités en cours pendant l'exercice, 2 083 750 996 (31 décembre 2000 : 2 083 636 803) et la perte de l'exercice de €187 834 000 (31 décembre 2000, perte de €172 639 000).

La perte par Unité, après impôt et avant éléments exceptionnels est calculée en utilisant la moyenne pondérée du nombre d'Unités en cours pendant l'exercice telle qu'indiquée ci-dessus et la perte de €198 005 000 (31 décembre 2000 : €173 838 000) avant le produit exceptionnel de €10 171 000 (31 décembre 2000 : €1 200 000).

La perte nette par Unité pour l'exercice après dilution est calculée en utilisant le nombre total d'Unités qui pourraient être émises, compte tenu des conditions de marché à la date de clôture, par l'exercice des instruments existants. Le nombre d'Unités après dilution est de 2 547 933 007 (2000 : 2 545 153 279), et le résultat ajusté de l'année est une perte de €142 890 000 au 31 décembre 2001 (2000 : perte de €127 825 000).

2.4.22 Différences significatives entre les principes comptables

Les Comptes Combinés d'Eurotunnel suivent les règles françaises qui diffèrent par certains aspects des règles britanniques. Les différences significatives au titre des Comptes Combinés du Groupe Eurotunnel sont les suivantes :

Selon les règles britanniques, les entités ad hoc Fixed-Link Finance BV et Tunnel Junior Debt Holdings Limited, créées et contrôlées par des tiers dans le cadre de l'opération de titrisation de €1,8 milliard de Dette Junior, sont consolidées en tant que "quasi filiales" au sens de la norme britannique FRS 5. Le rachat de Dette Junior Eurotunnel par Tunnel Junior Debt Holdings Limited, financé par l'émission d'obligations par Fixed-Link Finance BV, est considéré comme étant en substance une annulation de dette existante et une création de nouvelle dette, et génère un bénéfice de €416 millions au crédit du compte de résultat (voir paragraphe 2.4.1).

Les règles britanniques diffèrent aussi pour le traitement des coûts d'augmentation de capital. Selon les règles britanniques, les coûts d'augmentation de capital sont traités comme partie intégrante des transactions avec les actionnaires, sont déduits des fonds reçus de l'augmentation de capital et, en conséquence, ne figurent pas au compte de résultat. La législation britannique permet, par ailleurs, de déduire de la prime d'émission certains de ces coûts.

Selon les règles françaises, les coûts d'augmentation de capital ont été comptabilisés au compte de résultat. Au cas particulier du Groupe Eurotunnel, ces coûts, engagés pendant la période de construction, ont été capitalisés comme l'ensemble des coûts en actifs de la Concession.

Si les Comptes Combinés avaient été préparés selon les règles britanniques, les capitaux propres au 31 décembre 2001 auraient été augmentés de €160 millions (31 décembre 2000 : diminution de €257 millions) et le résultat aurait été augmenté de €417 millions (2000 : augmentation de €1 million).

Depuis la publication de la norme comptable FRS 11 en 1998, les règles britanniques exigent pour l'évaluation des actifs immobilisés la comparaison de leur valeur nette comptable avec la valeur des projections de flux de trésorerie actualisés (alors que la norme américaine FAS 121, utilisée dans les Comptes Combinés, identifie une éventuelle dépréciation sur la base de flux de trésorerie non actualisés). L'application de cette norme (détaillée dans les comptes d'EPLC) n'a pas engendré de réduction de la valeur des actifs immobilisés du Groupe.

3. Comptes d'Eurotunnel SA

Les comptes au 31 décembre 1999 et au 31 décembre 2000 ont été publiés en francs français. Aux fins de comparaison, les chiffres de 1999 et 2000, présentés ci-après, résultent de la conversion en euros des chiffres publiés et qui ont fait l'objet du rapport précité.

3.1 Bilan

Bilan	**Références à l'annexe**	**31 décembre 2001 Net en euros**	**31 décembre 2000 Net en euros**	**31 décembre 1999 Net en euros**
Actif				
Immobilisations financières				
Participations	3.3.3	117 520 441	117 520 281	117 558 119
Créances rattachées à des participations	3.3.4	1 047 295 380	1 047 295 372	1 047 246 086
Actif immobilise		1 164 815 821	1 164 815 653	1 164 804 205
Avances et acomptes		33 581	—	5 141
Créances clients et comptes rattachés		688 693	198 686	1 244 493
Créances sur l'Etat et autres collectivités publiques		111 166	384 857	1 063 408
Groupe et associés	3.3.5	9 015 840	4 047 708	1 326 479
Autres créances		421 397	46	213
Disponibilités		268 386	186 010	146 192
Actif circulant		10 539 063	4 817 307	3 785 926
Charges constatées d'avance				68 602
Total de l'actif		1 175 354 884	1 169 632 960	1 168 658 733

Bilan	**Références à l'annexe**	**31 décembre 2001 Net en euros**	**31 décembre 2000 Net en euros**	**31 décembre 1999 Net en euros**
Passif				
Capital social	3.3.6	312 637 103	317 654 432	317 642 366
Primes d'émission	3.3.6	1 289 919 072	1 289 502 580	1 289 388 180
Réserve	3.3.6	5 102 987	—	—
Report à nouveau	3.3.7	(438 283 011)	(439 922 435)	(440 820 606)
Résultat de l'exercice		4 896 415	1 639 425	898 170
Capitaux propres		1 174 272 566	1 168 874 002	1 167 108 110
Concours bancaires courants		912	5 645	0
Groupe et associés	3.3.5	114 291	114 291	114 291
Fournisseurs et comptes rattachés		779 895	476 938	1 055 546
Dettes fiscales et sociales		143 607	98 799	321 456
Autres dettes		43 613	63 285	59 330
Dettes*		1 082 318	758 958	1 550 623
Total du passif		1 175 354 884	1 169 632 960	1168 658 733

* Part à plus d'un an : néant (2000 : néant). L'annexe fait partie intégrante des comptes annuels.

3.2 Compte de Résultat

Compte de résultat	**Références à l'annexe**	**31 décembre 2001 Net en euros**	**31 décembre 2000 Net en euros**	**31 décembre 1999 Net en euros**
Produits d'exploitation				
— Production vendue de services	3.3.8	11 758 209	3 636 192	5 153 466
Total produits d'exploitation		11 758 209	3 636 192	5 153 466
Charges d'exploitation				
— Autres achats et charges externes	3.3.9	6 294 052	2 928 101	4 601 155
— Salaires et charges		353 465	431 835	339 393
— Impôts et taxes		14 337	7 029	9 273
— Autres charges		155 766	206 209	215 239
Total charges d'exploitation		6 817 620	3 573 174	5 165 060
Résultat d'exploitation		4 940 589	63 018	(11 594)
Produits financiers				
— Intérêts et produits assimilés		1 713	14	17
Total produits financiers		1 713	14	17
Charges financières				
— (Gains)/pertes de change		11 586	7 095	4 563
Total charges financières		11 586	7 095	4 563
Résultat financier		(9 873)	(7 081)	(4 546)
Résultat exceptionnel		—	1 633 034	—
Impôt	3.3.10	34 301	49 546	(914 311)
Résultat de l'exercice	3.3.10	4 896 415	1 639 425	898 171

L'annexe fait partie intégrante des comptes annuels.

3.3 Annexe

3.3.1 Activités du Groupe et événements importants

(a) Activité

ESA a été constituée en France le 30 octobre 1985, avec pour objet principal de prendre des participations dans des sociétés ayant directement ou indirectement pour objet la construction et l'exploitation de la Liaison Fixe. Elle détient, à ce titre, la quasi-totalité du capital de FM, l'une des deux sociétés concessionnaires de la Liaison Fixe. Elle a, en outre, conclu, en 1986, avec FM, EPLC, et CTG, d'une part, un Contrat de société en participation qui prévoit la constitution d'Eurotunnel, société en participation entre FM et CTG, et d'autre part un Contrat de structure de sociétés qui prévoit notamment le "jumelage" des actions d'ESA et d'EPLC sous forme d'"Unités". Dans le cadre de ces accords, il est prévu de partager entre les sociétés françaises et britanniques les coûts et les produits des opérations liées à la conception, au financement, à la construction et à l'exploitation de la Liaison Fixe.

ESA, société holding du Groupe Eurotunnel en France, assure pour le compte des Concessionnaires les relations avec les actionnaires. Dans ce cadre, ESA inscrit au compte de résultat les prestations de personnel relatives à ses activités, qui lui ont été facturées par les sociétés du Groupe : ESGIE et ESL. ESA facture à FM sa prestation de relations actionnaires et autres prestations pour compte, qui s'élèvent en 2001 à 4 millions d'euros.

(b) Evénements importants de l'exercice

- Eurotunnel a annoncé le 1er mars 2001 le succès de l'opération de titrisation d'une partie de sa Dette Junior. Cette opération va permettre à Eurotunnel de conserver le bénéfice des taux d'intérêts favorables de sa Dette Junior et de figer une décote substantielle sur la dette rachetée.

  Des sociétés, qui n'appartiennent pas au Groupe Eurotunnel, ont racheté 1,8 milliard d'euros de la Dette Junior d'Eurotunnel avec une décote moyenne de 27% par rapport à sa valeur faciale. Ce rachat de dette et les frais de l'opération ont été financés par la mise sur le marché d'obligations cotées avec notation. La réussite de cette opération procure deux avantages au Groupe :

  - Le droit de recevoir, lors du refinancement par Eurotunnel de sa Dette Junior existante, les excédents générés par les sociétés ayant racheté la dette. Eurotunnel envisage de refinancer cette dette d'ici 2009 et de générer un montant estimé d'excédents de 400 millions d'euros.
  - Une extension sans frais du dispositif de couverture contre les hausses de taux d'intérêt entre 2004 et 2008 couvrant 1,8 milliard d'euros de Dette Junior, venant renforcer celui mis en place au cours de l'été 2000.

- Eurotunnel a déposé un recours devant la *High Court* de Londres au sujet de l'ensemble des problèmes liés aux clandestins, y compris la notification d'amendes, auxquels le Groupe est confronté. Une décision est attendue à ce sujet. Le *Home Office* britannique a décidé qu'étant donné les mesures prises par Eurotunnel pour empêcher les immigrants clandestins de parvenir au Royaume-Uni, le Groupe ne sera pas soumis à des pénalités et n'aura pas à s'acquitter des amendes reçues à ce jour.

Les autres événements importants de l'exercice 2001 et des premiers mois de 2002 sont décrits et détaillés dans le Rapport d'Activité.

(c) Réclamations des Réseaux Ferroviaires

D'après la Convention d'Utilisation datée du 29 juillet 1987 entre les Réseaux Ferroviaires et Eurotunnel, les Réseaux doivent contribuer chaque année aux coûts d'exploitation du Groupe. La méthode de calcul de cette contribution est stipulée en détail dans la Convention. Dans ce cadre, les Réseaux ont initié une procédure d'arbitrage sous la tutelle de la Chambre Internationale de Commerce au sujet du calcul de leur contribution pour les années 1997 et 1998 et ont aussi demandé la nomination d'un expert neutre et indépendant conformément aux dispositions de la Convention d'Utilisation pour l'année 1999.

Les Réseaux ont informé Eurotunnel qu'ils comptent réduire de 22 millions d'euros les sommes provisionnelles qu'ils doivent verser en 2002 au titre de leur contribution aux coûts d'exploitation du Tunnel. Eurotunnel considère que cette action est en contravention avec les termes de la Convention d'Utilisation qui régit les relations entre Eurotunnel et les Réseaux. En conséquence, Eurotunnel a saisi par référé le Tribunal de Commerce de Paris pour obtenir le règlement de l'intégralité de ces paiements.

(d) Résultat de l'exercice

Le bénéfice de l'exercice ressort à 4 896 415 euros.

3.3.2 Principes et méthodes comptables

Les comptes ont été établis dans la perspective de la continuité de l'exploitation, selon la méthode du coût historique et conformément aux principes comptables généralement admis en France, et ceux décrits ci-après.

(a) Continuité de l'exploitation

Les Comptes ont été établis sur la base de la continuité de l'exploitation et suivant les modalités des contrats de crédit.

(b) Evaluation des titres de participation

Les titres de participation sont évalués selon le principe de la quote-part des capitaux propres déterminés d'après les règles de consolidation. Toutefois, en ce qui concerne les titres de la société FM, leur valeur n'a pas été ajustée au 31 décembre 2001 compte tenu des perspectives d'avenir.

(c) Valeurs mobilières de placement

Les valeurs mobilières de placement figurent au bilan pour leur coût d'acquisition. Lorsque leur valeur d'inventaire est inférieure à leur coût d'acquisition, une provision pour dépréciation est constituée du montant de la différence. Les postes "Valeurs mobilières de placement" et "Disponibilités" comprennent les intérêts courus à recevoir.

(d) Convention fiscale

La Convention fiscale signée par ESA prévoit que les charges d'impôts sont comptabilisées dans les comptes des sociétés intégrées, comme en l'absence d'intégration, et que les économies et pertes d'impôts réalisées par le Groupe sont comptabilisées chez la société mère et considérées comme un résultat immédiat de l'exercice.

3.3.3 Participations

Au 31 décembre 2001, les titres de participation s'analysent comme suit :

	FM	ESGIE	Autres sociétés non consolidées (b)
		(en euros)	
Capital	337 742 100	1 500	114 337
Autres capitaux propres (hors résultat de l'exercice)	(88 882 535)	—	—
Quote-part du capital détenu (en%)	99,9%	30%	99,9%
Valeur comptable des titres détenus :			
— Brute : 1 821 551 192 :	1 821 436 451	450	114 291
— Nette : 117 520 441 :	117 405 700	450	114 291
Prêts et avances consentis par la société et non encore remboursés	1 047 295 380	—	—
Cautions et avals donnés par la société	(a)	(a)	(a)
Chiffre d'affaires hors taxes du dernier exercice écoulé	443 358 741	94 174 922	—
Résultat	(101 662 855)	—	—
Dividendes encaissés par la société au cours de l'exercice	—	—	—

(a) Ces informations sont mentionnées au paragraphe 3.3.13.

(b) Les autres sociétés créées en 1998 n'ont pas eu d'activité pendant l'exercice et n'ont pas été consolidées.

3.3.4 Créances rattachées à des participations

Le solde de ce poste correspond aux fonds mis à disposition de FM sans échéance et sans intérêt.

3.3.5 Groupe et associés

	31 décembre 2001	31 décembre 2000
	(en euros)	
Créances		
EPLC	15 649	7 169
FM	9 000 191	4 040 539
Autres	(114 291)	(114 291)

Les comptes courants mentionnés ci-dessus ne sont pas porteurs d'intérêts.

3.3.6 Capital social et primes d'émission

Capital social (actions ordinaires)	
Au 1er janvier 2001	
2 083 676 484 actions à €0,15	317 654 432
Augmentation de capital :	
570 872 actions à €0,15	85 658
Conversion en euros*	(5 102 987)
Au 31 décembre 2001	
2 084 247 356 actions à €0,15	312 637 103
Primes d'émission	
Au 1er janvier 2001	1 289 502 580
Augmentation de capital	416 492
Au 31 décembre 2001	1 289 919 072
Réserve*	
Au 1er janvier 2001	—
Au 31 décembre 2001	5 102 987

* Cette réserve non distribuable est la conséquence de la conversion du capital social d'ESA en euros.

a. Le 13 août 1986, un Contrat de structure de sociétés a été signé entre ESA, EPLC, FM et CTG qui prévoit, entre autres, que les actions d'ESA et d'EPLC seront "jumelées", de telle sorte qu'une action d'ESA et une action d'EPLC forment une "Unité". Les statuts d'ESA et les Articles of Association d'EPLC limitent les transferts d'actions aux transferts simultanés d'un nombre égal d'actions de chaque société.

b. L'assemblée générale d'ESA et d'EPLC du 23 mai 1991 a autorisé pour une durée de 5 ans l'attribution au bénéfice des dirigeants et des membres du personnel, d'options de souscription d'Unités.

Le 6 mai 1999, les assemblées d'ESA et d'EPLC ont autorisé l'attribution d'options de souscription d'Unités Eurotunnel, pour une durée de 5 ans, dans le cadre de nouveaux plans d'options français et britanniques et d'un plan d'épargne salariale réservé aux salariés des sociétés britanniques du Groupe.

Le prix d'exercice des options attribuées au titre des plans d'option de souscription français et britanniques, ne peut être inférieur au cours de l'Unité la veille du jour de l'attribution de l'option ou à la moyenne des cours cotés de l'Unité aux 20 séances de bourse précédant le jour de l'attribution. Le prix d'exercice des options attribuées dans le cadre du plan d'épargne salariale britannique ne peut être inférieur à 80% du cours de l'Unité la veille du jour de l'attribution de l'option ou à 80% de la moyenne des cours de l'Unité à l'ouverture des 20 séances de la Bourse de Londres précédant la date d'attribution des options.

Au cours de l'exercice 2001 et en vertu de ces dernières autorisations, il a été procédé:

- le 16 mars à une attribution à 535 bénéficiaires, d'options permettant de souscrire 6 789 171 Unités au prix de €1,26 ou £0,77, entre le 16 mars 2004 et le 15 mars 2011, sous réserve que le cours de l'Unité ait augmenté d'un taux annuel supérieur d'au moins 4% à la moyenne de "*the underlying Retail UK Price Index*" et de l'indice mensuel des prix à la consommation hors tabac ensemble des ménages au cours d'une période de trois ans minimum.
- le 16 mars dans le cadre du plan d'épargne salariale britannique, à l'attribution à 501 bénéficiaires, d'options permettant de souscrire 3 466 716 Unités au prix de £0,62, entre le 31 mars 2006 et le 30 septembre 2006.

Au cours de l'exercice 2001, aucune Unité n'a été créée par l'exercice d'options. Le montant total des options encore en vigueur et attribuées au titre des anciens et nouveaux plans permet à 2 494 bénéficiaires de souscrire à 36 583 392 Unités selon les conditions suivantes :

Options de souscription

Date d'attribution	Unités restant à souscrire	Prix d'exercice €	Prix d'exercice £	Période d'exercice
27 avril 1992	122 192	3,91	2,48	27.04.1995 à 26.04.2002
6 novembre 1992	384 292	3,10	2,40	06.11.1997 à 05.11.2002
13 juillet 1994	290 453	2,91	2,24	13.07.1998 à 12.07.2004
24 novembre 1994	47 601	2,56	2,05	24.11.1998 à 23.11.2004
11 avril 1995	403 848	2,23	1,81	11.04.1999 à 10.04.2005
18 juin 1999	7 843 300	1,46	0,95	18.06.2002 à 17.06.2009
17 septembre 1999*	5 184 208	—	0,73	01.11.2004 à 30.04.2005
24 novembre 1999	6 375 000	1,27	0,81	24.11.2002 à 23.11.2009
31 mars 2000*	1 813 695	—	0,61	01.05.2005 à 31.10.2005
31 mars 2000	4 628 909	1,24	0,76	31.03.2003 à 30.03.2010
16 mars 2001*	3 069 876	—	0,62	01.05.2006 à 31.10.2006
16 mars 2001	6 420 018	1,26	0,77	16.03.2004 à 15.03.2011

* Attribution dans le cadre du plan d'épargne salariale britannique.

c. En 1998, il a été procédé à l'attribution gratuite aux actionnaires de :

- 919 553 419 bons de souscription (Bons 2003) à échéance du 31 octobre 2003. Trois Bons 2003 donnent droit de souscrire, compte tenu de l'ajustement intervenu suite à la dernière augmentation de capital, à 1,02 Unité au prix de €1,02 (FRF 6,70) plus £0,68.

  Au cours de l'exercice 2001, 92 055 Bons 2003 ont été exercés conduisant à la création de 28 999 Unités. En conséquence, le nombre d'Unités pouvant être souscrites par exercice des 919 070 067 Bons 2003 encore en circulation est de 312 483 822.

- 919 553 419 bons de souscription (Bons 2001) à échéance du 31 décembre 2001. Huit Bons 2001 donnaient droit de souscrire, compte tenu de l'ajustement intervenu suite à la dernière augmentation de capital, à 1,02 Unité au prix de FRF 5,84 (€0,89) plus £0,59.

  Au cours de l'exercice 2001, 4 249 414 Bons 2001 ont été exercés conduisant à la création de 541 873 Unités. Les Bons 2001 sont arrivés à expiration.

d. En avril 1998, FM et EFL ont émis 645 161 300 Obligations Remboursables en Unités ("ORU") à un prix de FRF 6,97 (€1,06257) plus £0,70.

Le 11 mai 1999, en vertu des autorisations données par les assemblées d'actionnaires d'ESA et d'EPLC du 6 mai 1999, il a été procédé au remboursement anticipé sur la base de 1 Unité pour 1,3 ORU, de 188 108 597 ORU par émission de 144 698 901 Unités nouvelles.

Les 457 052 703 ORU restantes sont remboursables le 31 décembre 2003 sur la base d'une obligation pour 1,01 Unité, compte tenu de l'ajustement consécutif à l'augmentation de capital de décembre 1999, sauf remboursement anticipé en Unités suivant les conditions stipulées dans le contrat d'émission ou anticipé en numéraire avec partie du produit de l'exercice des Bons 2001 et 2003. Elles portent un coupon fixe à 4,45%.

3.3.7 Report à nouveau

Conformément aux résolutions de l'Assemblée Générale du 26 avril 2001, le bénéfice de l'exercice 2000 a été inscrit en report à nouveau.

3.3.8 Production vendue de services

Ce poste comprend le produit des prestations de services mentionnées au paragraphe 3.3.1 et facturées à FM, ainsi que la prestation de conseil d'un montant de €7 828 401 assuré par la société dans le cadre de l'opération de titrisation de la dette du Groupe décrite au paragraphe 3.3.1.

3.3.9 Autres achats et charges externes

Ce poste comprend principalement les charges afférentes aux prestations de services facturées par ESGIE et ESL, ainsi que les dépenses engagées pour le compte de FM.

3.3.10 Résultat et situation fiscale

Au 31 décembre 2001, le résultat fiscal du Groupe intégré est une perte de 85 millions d'euros ; le résultat fiscal d'ESA, hors intégration, est un bénéfice de 5 millions d'euros.

3.3.11 Dirigeants sociaux

Patrick Ponsolle a bénéficié, en 2001, d'une rémunération de 81 306 d'euros en qualité de Président-Directeur Général d'ESA. ESA a enregistré un montant de 190 094 d'euros, correspondant à sa quote-part des rémunérations des dirigeants sociaux du Groupe facturées par ESGIE et ESL.

Le détail des rémunérations des dirigeants sociaux est indiqué au rapport du Conseil Commun sur la rémunération des Administrateurs du Groupe Eurotunnel.

3.3.12 Unités, options et bons de souscription détenus par les administrateurs

Les Administrateurs suivants possédaient, à la fin de l'exercice*, des actions, bons, ou options de souscription de la Société

	2001				**2000**
	Unités	**Bons 2001**	**Bons 2003**	**Options de souscription*** **	**Unités**
C. Cambier**	562 000	118 000	118 000	—	342 000
R. Chapman	20 000	5 000	5 000	—	20 000
M. Combes	1 400	—	—	—	1 400
V. Cox	1 000	—	—	—	—
Y. Déjou	10 681	150	150	—	10 681
K. Edelman	4 544	4 001	4 001	—	4 544
C. Green	17 387	7 301	7 301	—	17 387
P. Lagayette	11 366	48 001	48 001	—	11 366
P. Lazare	10 130	—	—	575 052	1 450
C. Mackay	74 086	—	—	—	34 086
C. Petruccelli	9 152	5 001	5 001	—	9 152
Lord Tugendhat	11 887	5 522	5 522	—	11 387
Baron de Wouters	1 818	1 600	1 600	—	

* ou à la date d'entrée en fonction.

** C. Cambier est l'actionnaire principal de Prigest SA qui détient 350 000 Unités, 250 000 Bons 2001 et 250 000 Bons 2003.

*** voir détail des attributions ci-dessous.

Les rémunérations des Administrateurs sont décrites dans le Rapport du Conseil Commun sur la Rémunération des Administrateurs.

En 2001, il a été attribué aux Administrateurs dirigeants des options leur permettant après ajustement de souscrire des Unités selon le tableau ci-dessous :

Options de souscription

Date d'attribution		**13/07/94**	**18/06/99**	**17/09/99**	**24/11/99**	**31/03/00**	**16/03/01**
Période d'exercice		13/07/98 -12/07/04	18/06/02 - 17/06/09	17/09/04 -16/05/05	24/11/02 -23/11/09	31/03/03 -30/03/10	16/03/04 -15/03/11
Prix d'exercice	FRF	19,08	9,56	—	—	—	—
	€	—	—	—	1,27	1,24	—
	£	2,24	0,95	0,73	0,81	—	0,77
P. Ponsolle		209 587	719 110	—	—	418 005	—
P. Lazare		—	—	—	—	—	575 052

Les options de souscription attribuées à Patrick Ponsolle ont expiré le 25 avril 2001 suite à son départ, et celles attribuées à Philippe Lazare expireront le 30 juin 2002 du fait de son départ.

3.3.13 Engagements et passifs éventuels

Conformément aux termes des Conventions de Crédit, les sociétés du Groupe Eurotunnel se sont engagées à consentir aux banques prêteuses des sûretés sur tous leurs actifs, droits et biens, autres que ceux détenus par EDL et OPL.

En application des contrats de crédits, en cas de survenance d'un cas de défaillance, les Prêteurs seraient en droit dans certaines circonstances, d'exercer leurs droits de substitution tel que prévu dans la Concession d'Eurotunnel et d'exercer les sûretés qui leur ont été consenties aux termes des Conventions de Crédit.

Au 31 décembre 2001, les actions des filiales d'ESA et d'EPLC, la plupart des comptes bancaires, le matériel roulant réceptionné, les marques déposées et les bénéfices des contrats les plus importants ont été donnés en garantie selon le droit français. En droit anglais, tous les actifs, droits et biens appartenant aux sociétés du Groupe Eurotunnel, autres qu'EDL et OPL, font l'objet d'une garantie globale. Certains terrains, constructions et bâtiments appartenant à différentes filiales du Groupe Eurotunnel, et situés en France ou en Angleterre, ont été donnés en garantie.

Résultat de la Société au cours des cinq derniers exercices

	2001	2000	1999	1998	1997
			(En euros)		
Capital en fin d'éxercice					
Capital social	312 637 103	317 654 432	317 642 367	257 453 495	140 185 015
Nombre d'actions ordinaires existantes	2 084 247 356	2 083 676 484	2 083 597 339	1 688 784 219	919 553 419
Nombre maximal d'actions futures à créer par exercice de droits de souscription ou dont l'émission a été autorisée par l'Assemblée(1)	630 334 470 (5)	684 101 156 (4)	688 938 616 (4)	742 052 268 (3)	1 512 000 000 (2)
Operations et resultats de l'éxercice					
Chiffre d'affaires hors taxes	11 758 209	3 636 192	5 153 466	5 223 522	12 316 793
Résultat avant impôts, participation des salariés et dotations aux amortissements et provisions	4 930 716	1 688 971	(16 141)	48 834	22 338
Impôts sur les bénéfices	34 301	49 546	(914 311)	(1 282 493)	(177 241)
Résultat après impôts, participation des salariés et dotations aux amortissements et provisions	4 896 415	1 639 425	898 170	1 331 327	(438 297 481)
Résultat distribué	—	—	—	—	—
Resultat par action					
Résultat après impôts, participation des salariés et avant dotations aux amortissements et provisions	ns	ns	ns	ns	
Résultat après impôts, participation des salariés et dotations aux amortissements et provisions	ns	ns	ns	ns	(0,48)
Dividende attribué à chaque action	—	—	—	—	—

(1) Voir paragraphe 3.3.6 des comptes d'ESA.

(2) Dont environ 1 500 000 000 actions au titre de la mise en œuvre de la Restructuration Financière et sur la base de l'exercice de la totalité des Bons 2003 et des Bons 2001, et du remboursement, par le produit de l'exercice des bons, d'une partie des 645 161 300 Obligations Remboursables en Unités.

(3) En prenant pour hypothèse l'exercice de la totalité des Bons 2001 et 2003 et le remboursement par le produit de l'exercice des Bons d'une partie des 645 161 300 Obligations Remboursables en Unités.

(4) En prenant pour hypothèse l'exercice de la totalité des Bons 2001 et 2003 et le remboursement par le produit de l'exercice des Bons d'une partie des 457 052 703 Obligations Remboursables en Unités.

(5) En prenant pour hypothèse l'exercice de la totalité des Bons 2003 et le remboursement par le produit de l'exercice des Bons d'une partie des 457 052 703 Obligations Remboursables en Unités.

4. Comptes consolidés d'Eurotunnel plc

Le texte qui suit est une traduction libre des comptes consolidés d'Eurotunnel plc établis en normes comptables britanniques, et présentés ici afin de satisfaire à la règlementation française. Le document qui fait foi est le texte original publié anglais.

4.1 Compte de résultat

Compte de résultat consolidé Exercice clos le 31 décembre 2001	**Référence à l'annexe**	**2001 £'000**	**2000 £'000**	**1999 £'000**
Chiffre d'affaires	4.4.2	270 996	294 185	308 765
Autres produits d'exploitation		25 727	26 046	26 463
Charges de personnel	4.4.3	(74 935)	(72 116)	(68 360)
Dotation aux amortissements d'immobilisations incorporelles et corporelles	4.4.9	(57 693)	(57 345)	(61 455)
Autres charges d'exploitation		(74 485)	(85 698)	(99 262)
Résultat d'exploitation	4.4.5	89 610	105 072	106 151
Profit sur cessions d'actifs et participations		8 795	315	0
Intérêts à recevoir et produits assimilés	4.4.6	11 677	4 863	29 053
Intérêts à payer et charges assimilées	4.4.7	(174 219)	(173 850)	(166 000)
Profit sur rachat de dettes	4.4.7	127 731	2 157	129 762
Bénéfice/(perte) de l'exercice sur activités ordinaires avant et après impôts	4.4.17 et 4.4.20	63 594	(61 443)	98 966

Notes :

— Les résultats consolidés de l'exercice courant et de l'exercice précédent concernent les activités actuellement en cours d'exploitation.

— Il n'y avait pas de profits ou des pertes autres qu'indiqués dans le compte de résultat de 2000 et 2001.

— L'annexe fait partie intégrante des comptes consolidés.

4.2 Tableau de financement de l'exercice 2001

Tableau de financement consolidé Exercice clos le 31 décembre 2001	**Référence à l'annexe**	**2001 £'000**	**2000 £'000**	**1999 £'000**
Flux de trésorerie lié aux opérations d'exploitation	4.4.22.1	200 749	202 225	215 533
Flux de trésorerie lié aux opérations financières	4.4.22.2	(147 052)	(167 251)	(133 237)
Flux de trésorerie lié aux immobilisations	4.4.22.2	(23 942)	(10 745)	(5 976)
Flux de trésorerie net avant opérations de financement		29 755	24 229	76 320
Flux de trésorerie lié aux opérations de financement	4.4.22.2	(4 991)	(46 845)	(101 543)
Variation de trésorerie		24 764	(22 616)	(25 223)

— L'annexe fait partie intégrante des comptes consolidés.

4.3 Bilan

BILAN CONSOLIDE ET BILAN DE LA SOCIETE MERE AU 31 DECEMBRE 2001	REF.	Bilan consolidé 2001	Bilan consolidé 2000	Bilan consolidé 1999	Bilan de la société mère 2001	Bilan de la société mère 2000	Bilan de la société mère 1999
				(£'000)			
Immobilisations							
Immobilisations corporelles	4.4.9	4 390 719	4 410 275	4 431 819	—	—	—
Investissements dans les filiales	4.4.8	—	—	—	27	18	1
Investissements dans Eurotunnel Services GIE	4.4.10	1	1	1	1	1	1
		4 390 720	4 410 276	4 431 820	28	19	2
Actif circulant							
Stocks	4.4.11	10 220	8 979	10 595	—	—	—
Débiteurs	4.4.12						
à plus d'un an		114 183	22 996	—	—	—	—
à moins d'un an		53 294	54 537	44 096	549 592	577 996	572 008
		167 477	77 533	44 096	549 592	577 996	572 008
Valeurs mobilières de placement	4.4.13	68 100	48 000	70 973	—	—	—
Disponibilités		26 769	22 294	22 174	178	129	80
		272 566	156 806	147 838	549 770	578 125	572 088
Créditeurs (à moins d'un an)	4.4.14	(217 495)	(187 188)	(166 386)	(699)	(3 993)	(929)
Actif (Passif) circulant net		55 071	(30 382)	(18 548)	549 071	574 132	571 159
Total actif diminué des dettes d'exploitation		4 445 791	4 379 894	4 413 272	549 099	574 151	571 161
Créditeurs (à plus d'un an)	4.4.15	(3 744 267)	(3 747 890)	(3 724 839)	—	—	—
Provisions pour risques et charges	4.4.16	(33 180)	(27 586)	(22 656)	—	—	—
Actif nets		668 344	604 418	665 777	549 099	574 151	571 161
Capitaux propres							
Capital social	4.4.18	20 842	20 837	20 836	20 842	20 837	20 836
Primes d'émission	4.4.20	825 467	825 140	825 057	825 467	825 140	825 057
Compte de résultat	4.4.20	(177 965)	(241 559)	(180 116)	(297 210)	(271 826)	(274 732)
Capitaux propres	4.4.22	668 344	604 418	665 777	549 099	574 151	571 161

L'annexe partie intégrante des comptes consolidés.

Les comptes ont été approuvés par le Conseil d'Administration du 8 février 2002 et signés par R. Shirrefs, Administrateur.

4.4 Annexe aux comptes consolidés

4.4.1 Règles et méthodes comptables

4.4.1.1 Principes de préparation

Les comptes ont été établis conformément aux principes comptables généralement admis au Royaume-Uni, y compris la norme FRS 16 relative à l'impôt sur les sociétés ("current tax") et la norme FRS 18 relative aux principes comptables ("accounting policies") (voir paragraphe 4.4.1.6 concernant l'application de la norme FRS 11), selon la méthode du coût historique et dans la perspective de la continuité de l'exploitation. Les modalités transitoires de la norme FRS 17 relative aux fonds de pension ("Pensions") ont été appliquées. Le Conseil d'Administration confirme après avoir mené les investigations nécessaires, que le groupe dispose des ressources suffisantes pour poursuivre son activité à un horizon prévisible.

4.4.1.2 Partage des coûts et des revenus

Le contrat de Concession prévoit, en particulier, que le Groupe Eurotunnel applique le principe du partage égal du prix de revient du Projet et de tous les autres coûts et revenus liés à l'exploitation de la Liaison Fixe entre les entités françaises et britanniques.

- Immobilisations mises en concession : tous les coûts et revenus résultant directement ou indirectement des opérations relatives à la conception, au financement et à la construction du Projet sont capitalisés et partagés de manière égale entre FM et CTG, et présentés en immobilisations. Les immobilisations font l'objet d'ajustements de partage, afin d'égaliser les coûts entre les sociétés concessionnaires.

- Revenus et coûts d'exploitation : tous les revenus et coûts liés à l'exploitation de la Concession sont comptabilisés au compte de résultat de la Société en participation et sont partagés également entre les Concessionnaires. Les coûts et revenus qui ne sont pas relatifs aux opérations de la Concession ne font pas l'objet d'ajustements de partage.

4.4.1.3 Principes de consolidation

Les comptes consolidés comprennent les comptes d'EPLC et de toutes ses filiales. De ce fait, les comptes consolidés incluent uniquement le résultat et le patrimoine du groupe Eurotunnel issus des comptes individuels des sociétés ainsi consolidées, y compris les opérations relatives au partage des coûts et des revenus telles que décrites ci-dessus. Les comptes de la société ESA et ses filiales ont été établis séparément. Les comptes de toutes les sociétés sont établis annuellement au 31 décembre.

Les résultats des sociétés acquises sont inclus dans le compte de résultat à partir de la date d'acquisition. Dans le cas de l'acquisition d'une filiale, les justes valeurs à la date d'acquisition sont attribuées aux éléments d'actif et de passif concernés pris isolément.

EPLC a opté, conformément aux dispositions du Chapitre 230 du "Companies Act 1985", pour l'absence de publication d'un compte de résultat séparé relatif aux résultats de la société mère.

4.4.1.4 Informations sur les parties liées

Comme mentionné aux paragraphes 2.4.1 et 2.4.2 des Comptes Combinés, EPLC, ESA et leurs filiales constituent collectivement le Groupe Eurotunnel. Les Comptes Combinés sont établis comme si le groupe Eurotunnel constituait une entité juridique autonome. En conséquence, une option a été prise en conformité avec la norme FRS 8 "Related party disclosures" comme si le groupe Eurotunnel constituait un groupe juridique et EPLC une filiale. En conséquence, aucune information supplémentaire relative aux transactions avec les entités membres du groupe Eurotunnel ou ses participations, considérées comme des parties liées avec EPLC, n'a été mentionné.

4.4.1.5 Chiffre d'affaires

Le chiffre d'affaires correspond aux ventes de biens et de services dans le cadre des activités courantes (hors TVA). Les ventes de titres de transport sont constatées en chiffre d'affaires lors de l'utilisation des services.

4.4.1.6 Immobilisations corporelles et amortissement

Les immobilisations sont amorties de façon systématique en fonction de leurs durées d'utilisation mentionnées ci-après :

Tunnels	Concession
Terminaux et terrains y afférant	20 ans à Concession
Equipements fixes	5 ans à Concession
Matériels roulants	30 à 40 ans
Terrains en concession, aménagements et bâtiments	5 ans à Concession
Terrains propres	non amortis
Installations générales, matériels, véhicules, équipements de bureau	3 à 30 ans

Les durées d'utilisation prévisibles des immobilisations sont revues et, si nécessaire, modifiées en fonction de l'expérience acquise. Les immobilisations en Concession non renouvelables font l'objet d'un amortissement financier de caducité en fonction des revenus sur toute la durée de la Concession. Cet amortissement, calculé sur la valeur nette comptable, est fonction du rapport entre les revenus réels de l'année et ces revenus majorés des revenus totaux prévus sur la durée résiduelle de la Concession, indexés de l'inflation.

Compte tenu du caractère récurrent et linéaire de leur renouvellement, certaines immobilisations (par exemple, les rails) font l'objet d'un amortissement suivant la méthode des immobilisations non renouvelables pour leur valeur initiale. Les coûts de renouvellement sont ensuite passés directement au compte de résultat.

L'amortissement de caducité des immobilisations renouvelables est constitué à partir du dernier renouvellement d'immobilisation sur la durée résiduelle de la Concession.

Tous les autres amortissements sont calculés selon la méthode linéaire.

La norme FRS 11 relative à la valorisation des actifs immobilisés et des sur valeurs consiste à comparer la valeur nette comptable des actifs immobilisés aux projections de flux de trésorerie d'exploitation futurs actualisés.

Après la Restructuration Financière de 1998, Eurotunnel plc est actuellement en période de stabilisation. Au cours de cette période, Eurotunnel n'a pas accès aux marchés de capitaux de façon habituelle et les intérêts qui ne peuvent être réglés avec les disponibilités peuvent être réglés par des tirages sur le Crédit de Stabilisation, qui ne porte pas intérêt jusqu'en 2006. De surcroît, Eurotunnel étant une société concessionnaire unique avec des immobilisations dédiées à son activité, n'est pas en mesure de réinvestir son patrimoine actuel dans des services ou actifs alternatifs afin d'améliorer le retour sur investissements. Dans ce contexte, les Administrateurs considèrent qu'identifier et appliquer un taux d'actualisation de marché n'est pas approprié et ne donnerait pas une image fidèle du patrimoine du groupe Eurotunnel PLC. C'est pourquoi les Administrateurs considèrent qu'il convient d'appliquer pour n'importe quel exercice un taux d'actualisation égal au taux de rendement interne implicite, calculé sur la base des projections financières de l'hypothèse basse utilisées lors de la restructuration financière et publiées dans le prospectus de mai 1997.

La norme FRS 15 relative aux immobilisations corporelles requiert qu'une analyse conforme à ce qui est préconisé par la norme FRS 11 soit réalisée chaque année, dans le cas où la durée économique résiduelle de vie de l'immobilisation corporelle excède 50 ans. Dans cette optique, une revue de la valeur ("impairment review ") a été menée au 31 décembre 2001, sur la base d'un taux d'actualisation (déterminé selon les critères rappelés ci-dessus) à 7,8%, ne conduisant alors à aucune dépréciation. L'application d'un taux d'actualisation de 8% sur les projections actuelles donnerait une valeur actuelle globalement identique à la valeur comptable. L'augmentation d'un point du taux d'actualisation conduirait à une dépréciation de £1,3 milliard. Eu égard à l'impossibilité de déterminer un taux d'actualisation de marché, il n'a pas été possible de valoriser l'impact qui résulterait de la stricte application de la norme FRS 11.

4.4.1.7 Provisions pour risques et charges

– Provision pour grosses réparations

Le groupe a l'obligation, conformément au Contrat de Concession, de maintenir les actifs nécessaires à la Liaison Fixe dans un correct état d'utilisation. Cette provision, destinée à

couvrir des charges prévisibles importantes et distinctes des frais courants d'entretien et de réparation, est calculée sur la base d'un programme spécifique par catégorie d'immobilisations.

- Provision pour renouvellement des actifs

  Les immobilisations renouvelables font l'objet d'une provision pour renouvellement déterminée en fonction de la différence actualisée entre le prix d'acquisition ou de production et le prix estimé à la date de renouvellement.

  Cette méthode diffère des recommandations de la norme FRS 12 relative aux provisions, actifs et passifs éventuels. Selon cette norme, étant donné que le groupe a l'obligation contractuelle de transférer l'ensemble des immobilisations corporelles et droits de propriété intellectuelle nécessaire à l'exploitation de la Liaison Fixe aux gouvernements français et britannique, sans indemnité, à expiration du Contrat de Concession, ou plus tôt en cas de rupture anticipé du celui-ci, il est nécessaire de constituer une provision pour la valeur actuelle couvrant les coûts de renouvellement d'actif dont le groupe ne bénéficiera pas. L'application de cette norme, bien que différente par rapport à la position retenue, ne se traduirait pas par des différences significatives dans les comptes.

4.4.1.8 Placements

Les titres de placement sont valorisés au minimum entre le coût historique et la valeur de marché.

4.4.1.9 Stocks

- Immobilier

Les stocks sont valorisés au prix de revient incorporant, pour les terrains et les constructions, les frais de développement, les charges financières et certains frais généraux.

- Stocks

Les stocks (incluant les pièces de rechange non réparables) sont valorisés au minimum entre le prix d'acquisition et la valeur de réalisation nette. Les pièces de rechange réparables sont classées en immobilisations en fonction de leur nature. Les stocks à rotation lente font l'objet d'une provision pour obsolescence.

4.4.1.10 Conversion des éléments en devises

Les transactions en devises étrangères sont converties en livres sterling au taux en vigueur à la date de chacune des transactions, exception faite de l'existence de contrats de couverture. Les créances et dettes libellées en devises sont converties sur la base du taux en vigueur à la date du bilan. Les écarts de change sont portés au Compte de Résultat.

4.4.1.11 Impôts différés

Les impôts différés sont constitués en application de la méthode du report d'impôts afin de constater l'impact des différences temporaires pour des impôts dont on prévoit qu'ils deviendront exigibles ou recouvrables au cours des exercices futurs.

4.4.1.12 Instruments financiers – couverture des risques de taux d'intérêt et de change

Les charges et produits générés par les contrats d'échange de taux d'intérêt et par les contrats d'option de taux d'intérêt sont portés, pour leur montant net, au compte de résultat prorata temporis sur la durée de ces opérations de couverture.

Les opérations en devises ne sont pas réévaluées dans la mesure où des contrats d'options, d'échange ou d'achat/vente à terme des devises, correspondant aux mêmes échéances, ont été mis en place. Les primes afférentes à ces contrats sont portées au compte de résultat prorata temporis sur la durée de l'opération sous-jacente. Les charges et produits financiers courus (intérêts et différences de change) sont portés au compte de résultat prorata temporis.

4.4.1.13 Provision pour indemnité de départ en retraite

Le groupe a recours à deux plans de retraite à prestations définies en fonction du salaire en vigueur lors du départ du salarié. Les actifs de ces plans sont comptabilisés séparément de ceux du groupe. Le financement de ces plans est constaté au compte de résultat de l'exercice, de façon à répartir la charge sur la durée de présence du salarié dans le groupe.

4.4.1.14 Bénéfice par actions

La norme FRS 14 s'applique aux sociétés cotées. Etant donné que les actions d'EPLC ne sont pas cotées de façon individuelle mais par "Unités", les informations portent sur le bénéfice cumulé par "Unité", comme décrit en en paragraphe 2.4.21 des Comptes Combinés.

4.4.1.15 Plan d'épargne entreprise

La société a opté pour l'exemption édictée par l'UITF 17 et n'a pas comptabilisé en charge le coût des attributions au plan d'épargne entreprise approuvé par "l'*Inland Revenue*".

4.4.2 Chiffre d'affaires

Selon les Administrateurs, le Groupe Eurotunnel PLC a pour seule activité la prestation de services de transport entre la France et l'Angleterre, et les activités associées. Le chiffre d'affaires s'analyse comme suit :

	2001	2000
	£'000	
Navettes	154 132	158 426
Réseaux Ferroviaires	105 141	104 740
Activités de distribution et autres	11 723	31 019
	270 996	294 185

Tous les revenus proviennent de l'exploitation de la Liaison Fixe entre la France et le Royaume-Uni.

4.4.3 Effectifs et frais de personnel

4.4.3.1 L'effectif moyen (y compris les Administrateurs) employé par le groupe EPLC, en France ou au Royaume-Uni s'analyse comme suit :

	2001	2000
Services de navettes	1 070	1 074
Services techniques	299	290
Services financiers et autres	159	162
	1 528	1 526

4.4.3.2 Frais de personnel (y compris les rémunérations des Administrateurs) :

	2001	2000
	£'000	
Salaires	34 011	33 167
Charges sociales	2 780	2 733
Autres frais de retraites	3 427	2 931
Autres frais de personnel	1 792	1 594
	42 010	40 425
Personnel détaché par ESGIE	28 965	30 680
	70 975	71 105
Personnel détaché par des tiers et personnel intérimaire	3 960	1 011
	74 935	72 116

Les coûts de personnel comprennent les charges imputées aux sociétés membres du groupe EPLC, conformément aux dispositions du plan de partage des coûts et des revenus, et ne reflètent ainsi pas nécessairement les coûts imputables aux effectifs mentionnés au paragraphe 4.4.3.1 ci-dessus.

4.4.4 Rémunération des Administrateurs

Tous les Administrateurs sont à la fois Administrateurs d'EPLC et d'ESA. Les rémunérations totales qui leurs sont allouées sont mentionnées dans le rapport du conseil sur la rémunération des Administrateurs.

4.4.5 Résultat d'exploitation

Le résultat d'exploitation est présenté après prise en compte des éléments suivants :

	2001	2000
	£'000	
Rémunération des "Auditors " (clôture annuelle)	145	140
Redevances de crédit-bail :		
Terrains et constructions	162	171
Matériels et outillages	908	977

Au cours de l'exercice écoulé, le montant des honoraires relatifs aux autres services fournis par les "*Auditors*" britanniques, KPMG Audit Plc, et leurs partenaires en liaison avec leur mission d'audit s'est élevé à £265 000. Les honoraires concernant des prestations de conseil fournies par ces intervenants ont atteint £159 000 (en 2000, le total des honoraires non-audit était de £1 373 000). Les frais d'audit de la société mère ont été supportés par une autre société du groupe.

4.4.6 Intérêts et produits assimilés

Les intérêts et produits assimilés incluent des intérêts à recevoir pour £6 909 000 (2000 : £4 024 000) et des gains de change pour £4 768 000 (2000 : £839 000).

4.4.7 Intérêts et charges assimilées

	2001	2000
	£'000	
Intérêts sur prêts et découverts bancaires	172 148	171 681
Frais bancaires	1 781	1 085
Différences de change	290	1 084
Intérêts et charges assimilées	174 219	173 850
Gains sur rachat de dette (cf 4.4.15)	(127 731)	(2 157)

4.4.8 Prises de participations

4.4.8.1 Actions des filiales d'EPLC détenues par la société mère (au coût d'acquisition) :

	2001	2000
	£'000	
Au 31 décembre	27	18

4.4.8.2 Les filiales d'EPLC

	Catégorie d'actions	Pourcentage du capital détenu par la société	ses filiales	Pays d'immatriculation
The Channel Tunnel Group Limited	Ordinaire	100	—	Angleterre
Eurotunnel Finance Limited	Ordinaire	79	—	Angleterre
Eurotunnel Developments Limited	Ordinaire	100	—	Angleterre
Eurotunnel Services Limited	Ordinaire	—	75	Angleterre
Eurotunnel Trustees Limited	Ordinaire	—	100	Angleterre
Le Schuttle Holidays Limited	Ordinaire	—	100	Angleterre
Orbital Park Limited	Ordinaire	—	100	Angleterre
Gamond Insurance Company limited	Ordinaire	—	100	Guernesey
Cheriton Ressource 3 Limited	Ordinaire	100	—	Angleterre
Cheriton Ressource 5 Limited	Ordinaire	100	—	Angleterre
Cheriton Ressource 6 Limited	Ordinaire	100	—	Angleterre
Princess Way Leasing Limited*	Ordinaire	—	100	Angleterre
Cheriton Leasing Limited	Ordinaire	100	—	Angleterre

* Le nom de la société PWLL a été changé en Cheriton Resources 10 Limited le 3 janvier 2002.

Le solde des actions des sociétés EFL et ESL est détenu par des sociétés membres du groupe ESA.

L'activité de la société CTG consiste en la conception, la réalisation et l'exploitation du Projet selon les termes du Contrat de Concession.

L'activité de la société EFL consiste en l'apport de financement nécessaire aux autres sociétés du groupe Eurotunnel.

L'activité de la société EDL et de sa filiale OPL réside dans le développement immobilier qui ne se situent pas directement dans le cadre de la Concession.

L'activité de la société ESL est l'emploi de personnel dont les services sont mis à disposition du groupe Eurotunnel.

L'activité de la société ETRL consiste en la gestion du plan de bonus différé du Groupe.

L'activité de la société LSH s'inscrivait dans le cadre de la commercialisation de forfaits voyages. Cette activité a cessé depuis octobre 1998.

L'activité de la société GICL consiste en l'offre d'assurances s'inscrivant dans le cadre de la couverture du tunnel.

Les sociétés CRL, CLL et PWLL exercent une activité de leasing.

Enfin, les sociétés Tunnel Junior Debt Holdings Ltd et Fixed-Link Finance BV ont été considérées comme des quasi-filiales et à ce titre consolidées pour les raisons indiquées au paragraphe 4.4.15.

4.4.9 Immobilisations et amortissements

			IMMOBILISATIONS EN CONCESSION					IMMOBILISATIONS PROPRES	
	En-cours	Tunnels	Terminaux et terrains y afférant	Equipements fixes	Autres matériels roulants	Matériels, terrains et bâtiments	Autres véhicules et équip. Bureau	Immo corporelles*	TOTAL
					('000)				
Valeur brute									
Au 1er janvier 2001	39 799	2 179 931	635 433	1 139 576	670 650	49 395	92 815	6 440	4 814 039
Acquisitions	22 350	—	1 743	200	5 206	461	8 699	—	38 659
Cessions/retraits	—	—	—	(330)	—	(277)	(635)	(516)	(1 758)
Transferts	(19 414)	—	1 880	536	15 444	—	1 554	—	—
Au 31 décembre 2001	42 735	2 179 931	639 056	1 139 982	691 300	49 579	102 433	5 924	4 850 940
Amortissement									
Au 1er janvier 2001	—	36 153	26 512	176 707	105 877	10 150	47 439	926	403 764
Dotations	—	2 808	3 697	24 386	17 241	1 847	7 576	138	57 693
Cessions/retraits	—	—	—	(330)	—	(273)	(633)	—	(1 236)
Au 31 décembre 2001	—	38 961	30 209	200 763	123 118	11 724	54 382	1 064	460 221
Valeurs nettes									
Au 31 décembre 2001	42 735	2 140 970	608 847	939 219	568 182	37 855	48 051	4 860	4 390 719
Au 31 décembre 2000	39 799	2 143 778	608 921	962 869	564 773	39 245	45 376	5 514	4 410 275

* Y compris les terrains et constructions non amortissables pour une valeur brute de £3 173 200 (2000 : £3 690 000).

Le gouvernement britannique a demandé à CTG le transfert de propriété, à son profit, des terrains et biens immobiliers acquis dans le cadre de la construction et de l'exploitation du Projet en échange d'un bail pour la durée de la Concession. En France, les biens immobiliers dans l'emprise de la Concession sont propriété de l'Etat et lui feront retour à l'expiration de la durée de la Concession. A l'expiration de la Concession, les droits des Concessionnaires sur tous les biens et droits mobiliers, et de propriété intellectuelle, nécessaires à la construction et à l'exploitation du Projet deviendront sans indemnité la propriété conjointe des deux Etats. La valeur brute des immobilisations corporelles au 31 décembre 2001 prend en compte les intérêts capitalisés pour un montant de £969 307 000 (2000 : £969 313 000). La valeur de marché des immobilisations corporelles détenues en propres n'est pas significativement différente de la valeur comptable de ces immobilisations.

4.4.10 Participations

	Groupe EPLC		Société	
	2001	**2000**	**2001**	**2000**
		£'000		
Participation dans ESGIE	1	1	1	1

EPLC est membre de ESGIE dans lequel elle possède directement un pourcentage d'intérêt de 20% auquel il convient d'ajouter 27,9% après prise en compte des pourcentages d'intérêts des filiales. L'activité de ESGIE, qui constitue juridiquement un "Groupement d'intérêt économique" est l'emploi de salariés dont les services sont mis à disposition du groupe Eurotunnel. Ses actifs nets représentent environ £1 000. Un GIE est une organisation réglementée par la loi française dotée d'une personnalité juridique propre. Cette structure juridique est voisine des " partnership " en vigueur de la loi anglaise.

4.4.11 Stocks

	Groupe EPLC		Société	
	2001	2000	2001	2000
		£'000		
Pièces de rechange	2 736	3 096	—	—
En cours de production	7 484	5 883	—	—
	10 220	8 979	—	—

Les en-cours au 31 décembre 2001 incluent les intérêts capitalisés pour £970 880 (2000 : £1 054 000).

4.4.12 Créances

	Groupe EPLC		Société	
	2001	2000	2001	2000
		£'000		
A Plus d'un an				
Autres créances financières	81 427	—	—	—
Charges constatées d'avance et produit à recevoir 4.4.15.5	32 756	22 996	—	—
	114 183	22 996	—	—
A moins d'un an				
Créances clients	20 352	29 384	—	—
Dus par les filiales d'EPLC	—	—	549 204	577 980
Dus par le groupe ESA	2 423	121	20	
Autres créances	4 839	17 819	368	16
Autres créances financières	18 669	—	—	—
Charges constatées d'avance et produits à recevoir	7 011	7 213	—	—
	53 294	54 294	549 592	577 996
Total créances	167 477	77 533	549 592	577 996

Les créances dues par les filiales d'EPLC et les sociétés du groupe ESA n'ont pas de date d'échéances déterminées. Au niveau du bilan de la société mère, les créances dues par les filiales du groupe EPLC ont été provisionnées à hauteur des pertes de CTG au cours de la période d'exploitation.

Eurotunnel a acheté trois sociétés de leasing au Royaume-Uni. Ces sociétés avaient des dettes de £100 millions au 31 décembre 2001. La totalité de ces dettes est garantie par des créances de leasing détenues par ces sociétés. Ces transactions ont permis à Eurotunnel de recevoir le bénéfice immédiat d'une partie de ses pertes fiscales de l'année en cours, par le transfert de ces pertes aux sociétés de leasing incluses dans le groupe fiscal d'Eurotunnel. Ces sociétés supportent un risque de crédit en tant que sociétés de leasing, mais ce risque ne peut être assumé par d'autres sociétés du groupe Eurotunnel.

4.4.13 Placements à court terme

Ce poste correspond à des placements à court terme en certificats de dépôts et Sicav, avec des dates d'échéances variées et remboursables sur demande.

4.4.14 Dettes à moins d'un an

	Groupe EPLC		Société	
	2001	**2000**	**2001**	**2000**
		£'000		
Dette Senior	35 000	—	—	—
Découverts bancaires	1	255	—	—
Dettes fournisseurs	9 051	11 233	73	2
Dettes dues aux filiales d'EPLC	—	—	102	—
Dettes dues aux filiales d'ESA	4 980	8 854	9	79
Autres dettes y compris taxes et charges soc.	7 931	20 853	110	169
Autres dettes financières (voir 4.4.12)	18 669	—	—	—
Intérêts courus sur emprunts banc. et obl.	71 632	75 632	—	—
Autres dettes et produits différés	26 977	27 059	405	3 743
Avances commerciales	43 254	43 302	—	—
	217 495	187 188	699	3 993

Les intérêts courus indiqués ci-dessus incluent les intérêts relatifs à la Dette Senior payés en numéraire et les intérêts relatifs à la Dette Junior restructurée payée comme décrit au paragraphe 4.4.15.

Les découverts bancaires sont exigibles sans délai.

Les avances à caractère commercial correspondent principalement à des avances des Réseaux conformément à la clause de Charge Minimale d'Utilisation prévue contractuellement.

4.4.15 Dettes à plus d'un an

	Groupe EPLC		Société	
	2001	**2000**	**2001**	**2000**
		£'000		
Emprunts obligataires	1 243 579	797 292	—	—
Emprunts bancaires	2 043 168	2 579 582	—	—
Autres emprunts	2 750	2 901	—	—
Montants dus aux sociétés membres du groupe ESA	369 802	361 910	—	—
Autres dettes financières	81 427	—	—	—
Produits différés	3 541	6 205	—	—
	3 744 267	3 747 890	—	—

4.4.15.1 Analyse des emprunts obligataires et de la dette financière

Groupe	31 décembre 2000	Dette due sur 2002	Rachat de dette et annulation d'intérêts	Nouvelles dettes	Intérêts non payés en numéraire*	31 décembre 2001
			'000			
Emprunts obligataires						
Obligations remboursables en Unités	319 937	—	—	—	—	319 937
Emprunts garantis	—	—	—	232 000	—	232 000
Emprunts seniors	—	—	—	200 000	—	200 000
Emprunts seniors subordonnés	—	—	—	50	—	50
Emprunts obligataires Fixed-Link Finance BV	—	—	—	432 050	—	432 050
Obligations participantes	423 570	—	—	—	—	423 570
Intérêts différés	53 785	—	—	—	14 237	68 022
Total emprunts obligataires	797 292	—	—	432 050	14 237	1 243 579
Emprunts bancaires						
Dette senior et Quatrième Tranche	187 000	(35 000)	—	—	—	152 000
Dette junior	1 607 261	—	(532 979)	—	—	1 074 282
Crédit à taux révisable	534 441	—	—	—	—	534 441
Avances de stabilisation	250 880	—	—	—	31 565	282 445
Total emprunts bancaires	2 579 582	(35 000)	(532 979)	—	31 565	2 043 168

* Les intérêts comprennent les intérêts courus de la période diminués des montants payés en numéraires ou par utilisation du Crédit de Stabilisation.

4.4.15.2 Analyse des dettes dues à plus d'un an

	Entre 1 et 2 ans	Entre 2 et 5 ans	Plus de 5 ans	TOTAL
		(£'000)		
Emprunts Obligataires				
Obligations Remboursables en Unités	319 937	—	—	319 937
Emprunts Garantis	—	—	232 000	232 000
Emprunts Seniors	—	—	200 000	200 000
Emprunts Seniors Subordonnés	—	—	50	50
Emprunts Obligataires Fixed-Link Finance BV	—	—	432 050	432 050
Obligations participantes	—	—	423 570	423 570
Intérêts différés	68 022	—	—	68 022
Total emprunts obligataires	387 959	—	855 620	1 243 579
Emprunts bancaires				
Dette Senior et Quatrième Tranche	35 000	70 000	47 000	152 000
Dette Junior	—	—	1 074 282	1 074 282
Crédit à taux révisable	—	—	534 441	534 441
Avances de Stabilisation	—	—	282 445	282 445
Total emprunts bancaires	35 000	70 000	1 938 168	2 043 168
Autres emprunts	—	—	2 750	2 750
Dus au groupe ESA			369 802	369 802
Autres dettes financières	9 913	24 762	46 752	81 427
Revenus différés	3 541	—	—	3 541
Total	436 413	94 762	3 213 092	3 744 267

4.4.15.3 Description de la dette

- Les Obligations Remboursables en Unités sont décrites au 5 du Chapitre VI.
- Les Obligations Participantes, au nombre de 423 570 au 31 décembre 2001, ont été émises par FM et EFL au prix de £1,000 et de FRF 9 893 (€1 508,18), et portent un coupon fixe de 1% par an. A compter de la fin de la Période de Stabilisation (soit le 31 décembre 2005, ou avant sous certaines conditions, à la demande d'Eurotunnel), ces obligations ouvriront droit au paiement, en plus du coupon fixe, d'un coupon variable égal à 23,3% du cashflow net disponible. Ces obligations seront remboursables au plus tard le 30 avril 2040.
- Le 1er mars 2001, Eurotunnel a annoncé le succès de son opération de titrisation d'une partie de la Dette Junior. Cette opération a permis à Eurotunnel de bénéficier de taux d'intérêts favorables sur sa Dette Junior, en figeant une part importante de la décote de la dette par rapport à sa valeur faciale. Le succès de cette opération a apporté deux avantages majeurs au groupe Eurotunnel : (i) le droit de recevoir le surplus de liquidité généré par les sociétés qui ont acquis la Dette Junior, lorsque cette dette aura été refinancée. Le groupe Eurotunnel envisage que ce refinancement aura lieu d'ici 2009 et que le surplus de liquidité avoisinera les £250 millions ; et (ii) les bénéfices des caps de taux d'intérêts couvrant la période 2004-2008 à £1.1 milliard de la Dette Junior.

  Deux entités ad-hoc, Tunnel Junior Debt Holdings Limited et Fixed-Link Finance BV, ont été créées pour réaliser cette opération. Bien qu'Eurotunnel ne possède pas d'actions de ces deux entités, ces dernières ont été consolidées en tant que des quasi-filiales, en retenant le principe indiqué ci-dessus selon lequel Eurotunnel s'attend à retirer la part significative du bénéfice de cette opération.

  FLF a émis £232 000 000 d'obligations garanties Class G1, à échéance 2025, €365 000 000 obligations Class G2 à échéance 2025, £200 000 000 d'Obligations Senior Class A1 à échéance 2025, €103 000 000 d'Obligations Class A2 à échéance 2025, £50 000 d'Obligations Senior

subordonnées Class B1 à échéance 2025 ; pour €135 000 000 d'obligations Class B2 à échéance 2025 et pour €142 000 000 d'Obligations Subordonnées Class C2 à échéance 2025. Etant donné qu'EFL possédait 48% de la dette ainsi renégociée, 48% du nouvel emprunt a été affecté au groupe EPLC, représentant la dette libellée en livres sterling.

Les obligations porteront intérêt jusqu'en février 2009 aux taux suivants : 6 30% par an sur les Obligations Class G1, 5,75% par an sur les Obligations Class G2, 7,50% par an sur les Obligations Class A1, 6,90% par an sur les Obligations Class A2, 8,50% par an sur les Obligations Class B1, 7,85% par an sur les Obligations Class B2 et 10,75% par an sur les Obligations Class C2.

A partir de février 2009, la société Fixed-Link Finance BV pourra racheter les obligations en totalité ou en partie à un prix équivalant au principal augmenté des intérêts courus non payés. Dans le cas où la société Fixed-Link Finance BV ne rembourserait pas la dette en février 2009, les obligations porteraient intérêts au taux LIBOR + 1,10% par an pour les Obligations Class G1, au taux EURIBOR + 2,75% par an pour les Obligations Class A2, au taux LIBOR + 4,25% par an pour les Obligations Class B1, au taux EURIBOR + 4,25% par an pour les Obligations Class B1, au taux EURIBOR + 4,25% par an pour les Obligations Class B2 et au taux EURIBOR + 7,74% par an pour des Obligations Class C2.

- Le Crédit à Taux Révisable porte intérêt à taux fixe de 7,03% pour la partie libellée en livres sterling jusqu'au 26 janvier 2004. Par la suite, les intérêts seront déterminés en fonction du taux des emprunts d'Etat majoré de 0,5%. Au terme de la Période de Stabilisation, cette marge sera portée à 1,5%. Ces crédits seront remboursés au plus tard le 31 décembre 2050.
- La Dette Junior porte intérêt au même taux fixe que le Crédit à taux révisable. A partir de certaines dates comprises entre le 1er décembre 2003 et le 8 janvier 2004, elle portera intérêt à taux variable, majoré de 1,25%. La Dette Junior est remboursable entre 2005 (échéancier de remboursement "cible") ou 2007 (échéancier de remboursement minimum) et 2025.
- Des Avances de Stabilisation (au titre de la Dette Junior et du Crédit à Taux Révisable) ou des intérêts différés (au titre des ORU) sont créés semestriellement, en janvier et en juillet, afin de couvrir la charge d'intérêt ne pouvant être réglée avec les disponibilités. Au titre du crédit de Stabilisation, Eurotunnel est autorisé à tirer de nouvelles avances de crédit (sous réserve de certaines limites de tirages) jusqu'à la fin de la Période de Stabilisation, ces avances portant intérêt à taux zéro. Par la suite, elles porteront intérêt à taux variable, majoré de 1,25%. Dans les dix-huit mois suivant la fin de la période à taux zéro, les crédits pourront être convertis en émissions obligataires sur décision d'Eurotunnel. Les remboursements de ce crédit seront échelonnés entre 2018 et 2026.
- La Dette Senior (£140 millions) porte intérêt à taux variable. Elle est remboursable entre 2002 et 2005 et la marge est de 1%.
- La dette Quatrième Tranche correspond aux tirages au taux d'intérêt fixe de 8,9475% effectués auprès de la Communauté Européenne du Charbon et de l'Acier. Elle est remboursable en 2019. La marge est de 1%. La totalité de la dette est garantie par des sûretés.

Les justes valeurs des dettes financières ne peuvent être estimée avec une fiabilité suffisante, à l'exception des obligations participantes, étant donné qu'elles n'évoluent pas sur un marché dans des conditions normales. Bien que ces obligations soient inscrites à la bourse du Luxembourg, il n'y a eu aucune transaction sur ces titres. C'est pourquoi il n'existe aucune valeur fiable de marché. Les justes valeurs n'ont donc pas été mentionnées dans les états financiers.

Au 31 décembre 2001, la juste valeur des contrats de couverture de taux d'intérêt était de £2,7 millions. Cette valeur a été obtenue en ayant recours à la valeur de remplacement.

4.4.15.4 Paiement des intérêts courus

Sur £82,4 millions d'intérêts venant à échéance en janvier 2002, £56,3 millions ont été payés en numéraire et £26,1 millions ont été payés par utilisation du Crédit de Stabilisation.

4.4.15.5 Risque de taux

Toute la dette du groupe EPLC, à l'exception de 140 millions de livres sterling de Dette senior, porte intérêt à taux fixe jusqu'à la fin de 2003. Jusqu'à cette date, l'impact d'une variation de 1% des taux d'intérêts variables en Royaume-Uni et en France serait une variation des charges financières du groupe EPLC de l'ordre de £1,4 millions par an. Une variation équivalente des taux d'intérêts sur les placements compenserait en grande partie la variation des charges financières. A partir de 2004, un total de £2,1 milliards de la dette d'EPLC portera intérêt à taux variable.

En août 2000, le groupe EPLC a conclu une opération de couverture (collar) auprès d'institutions financières afin de limiter son exposition à d'éventuelles hausses des taux d'intérêts. Cette opération porte sur £1 071 millions. Elle est composée de deux parties. Les contrats de couverture plafond limitent le taux d'intérêt sur cette dette à des taux allant de 7,25% en 2004 à 8% en 2008. Les contrats de couverture plancher impliquent que les taux d'intérêts supportés par le groupe EPLC ne tomberont pas, en moyenne, au-dessous d'un certain niveau allant de 5,5% en 2004 à 4,98% en 2008. Une prime de £23 millions a été versée pour assurer cette protection de taux d'intérêt, et sera portée au compte de résultat prorata temporis sur la durée des contrats de couverture.

Suite à l'opération de titrisation d'une partie de la Dette Junior conclue en mars 2001, le groupe EPLC a conclu des contrats de couverture plafond supplémentaires portant sur £536 millions de dette junior aux même taux et pour les même périodes que ceux décrits au paragraphe ci-dessus. Aucune prime n'a été versée et aucun contrat floor n'a été accordé pour obtenir cette couverture supplémentaire.

Si les taux du marché en 2004-2008 sont supérieurs aux taux caps, les banques contreparties paieront au groupe EPLC la différence entre les deux taux. Si les taux du marché en 2004-2008 sont inférieurs aux taux floors, le groupe EPLC paiera aux contreparties la différence entre les deux taux. Lorsque les taux du marché se situent entre les taux caps et les taux floors, aucun paiement n'est effectué au titre de ces contrats.

En mars 2001, la société Fixed-Link Finance BV s'est engagée dans une série de transactions d'achats de certains contrats de couverture plancher et de vente de certains contrats de couverture plafond afin de se prémunir contre des variations de taux au cours de la période 2004-2008. Une prime de £22 millions a été payée par la société Fixed-Link Finance BV, qui sera portée au compte de résultat prorata temporis sur la durée des contrats de couverture. La juste valeur de ces contrats au 31 décembre 2001 s'élève à £1,8 million, sur la base de la méthode d'évaluation au coût de remplacement.

Le tableau ci-dessous donne une estimation de la charge totale d'intérêt (marges comprises) pour des hypothèses de taux LIBOR à 6 mois en 2004 :

Charges d'intérêts (hors prime d'option)

(En millions de livres sterling)

3%	4%	5%	6%	7%	8%
125	137	148	164	186	196

4.4.15.6 Risque de change

Toute la dette du groupe EPLC est libellée en livres sterling. En conséquence, aucun gain ni aucune perte de change ne peuvent survenir de la réévaluation de la dette externe. Le principal risque de change résiduel porte sur les opérations intra-groupe avec les sociétés membres du groupe ESA. Les gains et pertes de change sur la réévaluation des comptes courants intra-Groupe sont estimées à 56 millions d'euros au 31 décembre 2001.

4.4.15.7 Risque de liquidité

Le 31 décembre 2003, les Obligations Remboursables en Unités seront converties en Unités à un prix prédéterminé, à l'exception de celles qui auraient été auparavant remboursées en numéraire par le produit de l'exercice des Bons 2001 et 2003 avec une prime par rapport à leur valeur faciale.

La Dette Senior est remboursable en numéraire entre 2002 et 2005. Le reste de la dette à l'exception du premier remboursement de la Dette Junior à hauteur de 1,65% du principal, est remboursable après la période de stabilisation (31 décembre 2005, ou plus tôt sous certaines conditions, sur décision d'Eurotunnel).

Les intérêts dus sur les ORU, la Dette Junior et le Crédit à Taux Révisable qui ne pourraient pas être réglés en numéraire, peuvent, jusqu'à la fin de la Période de Stabilisation être réglés par des tirages sur le Crédit de Stabilisation dans certaines limites. Eurotunnel peut sous certaines conditions rembourser en

Unités le Crédit de Stabilisation. Le groupe EPLC et FM peuvent recourir à ce crédit. Au 28 janvier 2002, £702 millions ont été utilisés et le crédit restant à cette date était de £479 millions.

4.4.15.8 Quasi-filiales

Un résumé des états financiers des quasi-filiales (Fixed-Link Finance BV et Tunnel Junior Debt Holdings Ltd) est présenté ci-dessous. Etant donné que ces deux quasi-filiales sont comparables, leurs comptes ont été combinés :

Bilan au 31 décembre 2001	*£ million*
Montants dus par les sociétés du groupe Eurotunnel	1 085
Acomptes	30
Intérêts courus à recevoir	27
Disponibilité	27
	1 169
Emprunts obligataires	(885)
Intérêts courus à payer	(29)
	(914)
Actif net	255
Bénéfice non répartis	255

Compte de résultat de l'exercice 2001	*£ million*
Intérêts à recevoir	58
Intérêts à payer	(58)
Gain sur la renégociation de la dette	255
	255

Tableau de financement de l'exercice 2001	*£ million*
Intérêts reçus	31
Intérêts payés	(29)
Paiements sur opérations de couverture	(22)
Coûts de placement	(8)
Flux de trésorerie liés aux opérations financières	(28)
Achat des prêts de sociétés du groupe	(799)
Encaissement sur émission d'Emprunts Obligataires	884
Commissions	(30)
Opérations de financement	55
Augmentation de la trésorerie	27

Il n'y a pas eu de gains ou de pertes reconnus autres que ceux reconnus au compte de résultat.

4.4.16 Provisions pour risques et charges

	Au 1er Janvier 2001	Dotation au compte de résultat	Utilisation de la provision	Différence de change	Au 31 décembre 2001
			('000)		
Provision pour grosses réparations	18 494	6 812	(3 397)	(135)	21 774
Provision pour renouvellement des immobilisations	8 786	2 681	—	(103)	11 364
Autres provisions	306	(150)	(113)	(1)	42
	27 586	9 343	(3 510)	(239)	33 180

4.4.17 Situation fiscale

4.4.17.1 Impôts courants

Aucun impôt n'est dû sur les activités courantes sur 2001, comme en 2000. Au 31 décembre 2001, les charges fiscalement reportables de 2 574 millions de livres sterling (contre 2 506 millions en 2000) restent imputables sur certains profits futurs du groupe EPLC.

4.4.17.2 Impôts différés

Les actifs d'impôts différés non comptabilisés sont estimés et présentés ci-dessous :

	Groupe EPLC		Société	
	2001	2000	2001	2000
		£'000		
Intérêts et autres différences temporaires	43 322	37 189	—	—
Pertes	772 284	751 850	—	—
Amortissements fiscaux accélérés	116 356	121 017	—	—
	931 962	910 056	—	—

4.4.18 Capital social

	2001	2000
	(£'000)	
Capital autorisé: 2 084 247 356	20 842	20 837
2000 : 2 083 676 484 actions au nominal de £0,01		
Capital souscrit, appelé, versé		
Au 1er janvier 2001 : 2 083 676 484 au nominal £0,01	20 837	20 836
Emission sur 2001 : 570 872 pour un nominal de £0,01	5	1
Situation au 31 décembre 2001 :		
2.084 247 356 actions au nominal de £0,01	20 842	20 837

- Le 13 août 1986, un Contrat de structure de sociétés a été signé entre ESA, EPLC, FM et CTG qui prévoit, entre autres, que les actions d'ESA et d'EPLC sont " jumelées ", de telle sorte qu'une action d'ESA et une action d'EPLC forment une " Unité ". Les statuts d'ESA et les Articles of Association d'EPLC limitent les transferts d'actions aux transferts simultanés d'un nombre égal d'actions de chaque société.
- L'assemblée générale d'ESA et d'EPLC du 23 mai 1991 a autorisé pour une durée de 5 ans l'attribution au bénéfice des dirigeants et des membres du personnel, d'options de souscription d'Unités. Le 6 mai 1999, les assemblées d'ESA et d'EPLC ont autorisé l'attribution d'options de

souscription d'Unités Eurotunnel, pour une durée de 5 ans, dans le cadre de nouveaux plans d'options français et britanniques et d'un plan d'épargne salariale réservé aux salariés des sociétés britanniques du Groupe.

Le prix d'exercice des options attribuées au titre des plans d'option de souscription français et britanniques, ne peut être inférieur au cours de l'Unité la veille du jour de l'attribution de l'option ou à la moyenne des cours cotés de l'Unité aux 20 séances de bourse précédant le jour de l'attribution. Le prix d'exercice des options attribuées dans le cadre du plan d'épargne salariale britannique ne peut être inférieur à 80% du cours de l'Unité la veille du jour de l'attribution de l'option ou à 80% de la moyenne des cours de l'Unité à l'ouverture des 20 séances de la Bourse de Londres précédant la date d'attribution des options.Au cours de l'exercice 2001 et en vertu de ces dernières autorisations, il a été procédé:

- le 16 mars à une attribution à 535 bénéficiaires, d'options permettant de souscrire 6 789 171 Unités au prix de €1,26 ou £0,77, entre le 16 mars 2004 et le 15 mars 2011, sous réserve que le cours de l'Unité ait augmenté d'un taux annuel supérieur d'au moins 4% à la moyenne de "the underlying UK Retail Price Index" et de l'indice mensuel des prix à la consommation hors tabac-ensemble des ménages au cours d'une période de trois ans minimum.
- le 16 mars dans le cadre du plan d'épargne salariale britannique, à l'attribution à 501 bénéficiaires, d'options permettant de souscrire 3 466 716 Unités au prix de £0,62, entre le 31 mars 2006 et le 30 septembre 2006.

Au cours de l'exercice 2001, aucune Unité n'a été créée par l'exercice d'options. Le montant total des options encore en vigueur et attribuées au titre des anciens et nouveaux plans permet à 2 494 bénéficiaires de souscrire à 36 583 392 Unités selon les conditions suivantes :

Options de souscription

Date d'attribution	Unités restant à souscrire	Prix d'exercice €	Prix d'exercice £	Période d'exercice
27 avril 1992	122 192	3,91	2,48	27 04.1995 à 26.04.2002
6 novembre 1992	384 292	3,10	2,40	06.11.1997 à 05.11.2002
13 juillet 1994	290 453	2,91	2,24	13.07.1998 à 12.07.2004
24 novembre 1994	47 601	2,56	2,05	24.11.1998 à 23.11.2004
11 avril 1995	403 848	2,23	1,81	11.04.1999 à 10.04.2005
18 juin 1999	7 843 300	1,46	0,95	18.06.2002 à 17.06.2009
17 septembre 1999*	5 184 208	—	0,73	01.11.2004 à 30.04.2005
24 septembre 1999	6 375 000	1,27	0,81	24.11.2002 à 23.11.2009
31 mars 2000*	1 813 695	—	0,61	01.05.2005 à 31.10.2005
31 mars 2000	4 628 909	1,24	0,76	31.03.2003 à 30.03.2010
16 mars 2001*	3 069 876	—	0,62	01.05.2006 à 31.10.2006
16 mars 2001	6 420 018	1,26	0,77	16.03.2004 à 15.03.2011

* Attribution dans le cadre du plan d'épargne salariale britannique.

En 1998, il a été procédé à l'attribution gratuite aux actionnaires de :

- 919 553 419 bons de souscription (Bons 2003) à échéance du 31 octobre 2003. Trois Bons 2003 donnent droit de souscrire, compte tenu de l'ajustement intervenu suite à la dernière augmentation de capital, à 1,02 Unité au prix de €1,02 (FRF6,70) plus £0,68. Au cours de l'exercice 2001, 92 055 Bons 2003 ont été exercés conduisant à la création de 28 999 Unités. En conséquence, le nombre d'Unités pouvant être souscrites par exercice des 919 070 067 Bons 2003 encore en circulation est de 312 483 822.
- 919 553 419 bons de souscription (Bons 2001) à échéance du 31 décembre 2001. Huit Bons 2001 donnaient droit de souscrire, compte tenu de l'ajustement intervenu suite à la dernière augmentation de capital, 1,02 Unité au prix de FRF5,84 (€0,89) plus £0,59. Au cours de l'exercice 2001, 4 249 414 Bons 2001 ont été exercés conduisant à la création de 541 873 Unités. Les Bons 2001 sont arrivés à expiration le 31 décembre 2001.

En avril 1998, FM et EFL ont émis 645 161 300 Obligations Remboursables en Unités ("ORU") à un prix de FRF6,97 (€1,06257) plus £0,70. Le 11 mai 1999, en vertu des autorisations données par les assemblées d'actionnaires d'ESA et d'EPLC du 6 mai 1999, il a été procédé au remboursement anticipé sur la base de 1 Unité pour 1,3 ORU, de 188 108 597 ORU par émission de 144 698 901 Unités nouvelles. Les 457 052 703 ORU restantes sont remboursables le 31 décembre 2003 sur la base d'une obligation pour 1,01 Unité, compte tenu de l'ajustement consécutif à l'augmentation de capital de décembre 1999, sauf remboursement anticipé en Unités suivant les conditions stipulées dans le contrat d'émission ou anticipé en numéraire avec partie du produit de l'exercice des Bons 2001 et 2003. Elles portent un coupon fixe à 4,45%.

4.4.19 Unités, options et bons de souscription détenus par les Administrateurs

4.4.19.1 Les Administrateurs en fonction au 31 décembre 2001 possédaient des actions, bons, ou options de souscription de la Société:

	2001 Unités	Bons 2001	Bons 2003	Options de souscription	2000 Unités	Bons 2001	Bons 2003	Options de souscription**
C. Cambier*	562 000	118 000	118 000	—	342 000	118 000	118 000	—
R. Chapman	20 000	5 000	5 000	—	20 000	5 000	5 000	—
M. Combes	1 400	—	—	—	1 400	—	—	—
V. Cox	1 000	—	—	—	—	—	—	—
Y. Déjou	10 681	150	150	—	10 681	150	150	—
K. Edelman	4 544	4 001	4 001	—	4 544	4 001	4 001	—
C. Green	17 387	7 301	7 301	—	17 387	7 301	7 301	—
P. Lagayette	11 366	49 001	49 001	—	17 366	49 001	49 001	—
P. Lazare	10 130	—	—	575 052	1 450	—	—	—
C. Mackay	74 086	—	—	—	34 086	—	—	—
C. Petruccelli	9 152	5 001	5 001	—	9 152	5 001	5 001	—
Lord Tugendhat	11 887	5 522	5 522	—	11 387	5 522	5 522	—
Baron de Wouters	1 818	1 600	1 600	—	1 818	1 600	1 600	—

* C. Cambier est l'actionnaire principal de Prigest SA qui détient 350 000 Unités, 250 000 Bons 2001 et 250 000 Bons 2003.

** Pour plus de détails, voir paragraphe 4.4.19.2

R. Shirrefs est Administrateur de la société depuis le 1er janvier 2002. Il détenait au 8 février 2002 112 924 Unités, 203 000 Bons 2003 et 852 930 options. Il n'y a eu aucun autre changement au niveau de l'équipe dirigeante de la société entre le 31 décembre 2001 et le 8 février 2002.

Au cours de l'exercice, le prix des Unités a atteint un maximum de 82,3 pence et un minimum 39,8 pence.

4.4.19.2 Options de souscription

Le détail des options détenues par des Administrateurs de la société à la fin de l'exercice, conformément au plan de souscription décrit au paragraphe 4.4.18 est présenté ci-dessous :

Le registre des participations des Administrateurs qui peut être consulté conformément au "Companies Act", contient tous les détails des participations et options des Administrateurs.

Date d'attribution		16/03/01
Période d'exercice		Entre le 16/03/04 et le 15/03/11
Prix d'exercice		
	£	0,77
	€	—
P. Lazare		575 052

Aucune option n'a été exercée ou n'est devenue caduque au cours de l'exercice. La valeur d'une Unité Eurotunnel au 31 décembre 2001 à la Bourse de Londres était de 69,8 pence (middle market quotation) et de 1,13 € (cours clôture) au 28 décembre 2001 (le dernier jour de bourse de l'exercice) à la Bourse de Paris.

4.4.19.3 Réserves

	Groupe EPLC		Société	
	Résultat	Prime d'émission	Résultat	Prime d'émission
	('000)			
Au 1er janvier 2001	(241 559)	825 140	(271 826)	825 140
Capital émis	—	327	—	327
Gain/(perte) de l'exercice	63 594	—	(25 384)	—
Au 31 décembre 2001	(177 965)	825 467	(297 210)	825 467

4.4.19.4 Compte de résultat de la société mère

La société mère a constaté une perte de £25 384 000 sur l'exercice (2000 : bénéfice de £2 906 000).

4.4.19.5 Réconciliation des capitaux propres

	Groupe EPLC		Société	
	Résultat	Prime d'émission	Résultat	Prime d'émission
	('000)			
Capitaux propres à l'ouverture	604 418	665 777	574 151	571 161
Augmentation de capital	332	84	332	84
Bénéfices/(pertes) non distribués	65 594	(61 443)	(25 384)	2 906
Capitaux propres de clôture	668 344	604 418	549 099	574 151

4.4.19.6 Fonds de pension et indemnités de départ en retraite

a Norme SSAP 24 "Pension costs"

Une filiale du groupe, la société ESL, gère deux plans de retraite pour les employés du groupe EPLC. Les deux plans prévoient un régime de retraite à prestations définies. Les actifs de ces plans sont logés dans des fonds administrés séparés. Les charges liées aux fonds de pension pour 2001 se sont élevées à £3 413 797 (2000 : £2 815 923). Ces chiffres ont été définis sur la base des travaux d'un actuaire. Les charges de retraite passées au compte de résultat ont été définies de façon à répartir les coûts sur la durée totale de présence du salarié dans le groupe. La dernière valorisation a été menée le 6 avril 1999. Les actualisations ont été effectuées en utilisant la méthode de répartition par unité (The Channel Tunnel Group Pension Fund) et la méthode de l'âge acquis (The Channel Tunnel group Senior Executives Pension Funds). Les principales hypothèses étaient un taux de retour sur investissements estimé à 6% (The Channel Tunnel Group Pension Fund) et à 5,25% (The Channel Tunnel group Senior Executives Pension Fund), un pourcentage d'augmentation des salaires de l'ordre de 4,5% par an, et que les retraites actuelles et futures augmenteraient de 3% par an. L'évaluation montrait que la valeur combinée des actifs du fonds représentait 106% du montant cumulé des dettes. A la date d'évaluation, la valeur de marché des actifs des deux plans représentait un montant de £36,4 millions.

La contribution employeur versée au fonds de pension Channel Tunnel Group Pension Fund au cours de l'exercice 2001 s'est élevée à 13,5% des salaires soumis. Il n'y a pas eu de contribution au fonds de pension Channel Tunnel Group Senior Executives Pension Fund sur 2001. Ces taux sont inférieurs à la part employeur représentative du coût d'accumulation des avantages. La différence trouve son origine dans le surplus constaté depuis les valorisations du 6 avril 1999.

b Norme FRS 17 "Retirement benefits"

Bien que la société comptabilise les charges de retraite conformément aux dispositions de la norme SSAP 24, il est nécessaire de faire mention des informations transitoires prévues par la norme FRS 17. La valorisation réalisée dans le cadre de la norme FRS 17 est fondée sur la valorisation actuarielle la plus

récente, en date du 6 avril 1999 mise à jour par un actuaire indépendant, afin de prendre en compte les dispositions de la norme FRS 17 et d'estimer ainsi les passifs des plans en date du 31 décembre 2001. Les montants sont mentionnés ci-dessous. Les principales hypothèses retenues sont :

Taux d'augmentation générale des salaires	4,00%
Taux d'augmentation des retraites	2,50%
Taux d'actualisation	5,75%
Taux d'inflation	2,50%

La juste valeur des actifs non réalisables à court terme et dont la valeur peut varier de façon significative avant leur réalisation, et la valeur des dettes dérivées des projections de disponibilités sur une longue période et donc naturellement incertaines, étaient :

	Taux à long terme au 31 décembre 2001	**Fonds principal**	**Senior Executive funds**	**TOTAL**
	%	*£'000*	*£'000*	*£'000*
Capitaux propres	7,5	27 640	4 088	31 728
Obligations du trésor	5,0	5 385	6 372	11 757
Autres	5,0	1 455	190	1 645
Valeur de marché des actifs		34 480	10 650	45 130
Valeur actualisée des dettes		(36 440)	(9 290)	(45 730)
(Déficit)/Gain des plans		(1 960)	1 360	(600)
Impôts différés actifs		—	—	—
Passifs retraités nets		(1 960)	1 360	(600)

Les hypothèses retenues par l'actuaire sont les meilleures estimations parmi un ensemble d'hypothèses actuarielles possibles, qui pourraient ne pas se réaliser en pratique du fait de l'étendue de la période couverte.

4.4.20 Engagements hors bilan

Conformément aux termes des Conventions de Crédit, les sociétés du Groupe Eurotunnel se sont engagées à consentir aux banques prêteuses des sûretés sur tous leurs actifs, droits et biens autres que ceux détenus par EDL et OPL.

En application des contrats de crédit, en cas de survenance d'un cas de défaillance, les Prêteurs seraient en droit dans certaines circonstances, d'exercer leurs droits de substitution tel que prévu dans la Concession d'Eurotunnel et d'exercer les sûretés qui leur ont été consenties aux termes des Conventions de Crédit.

Au 31 décembre 2001, les actions des filiales d'ESA et d'EPLC, la plupart des comptes bancaires, le matériel roulant réceptionné, les marques déposées et les bénéfices des contrats les plus importants ont été donnés en garantie selon le droit français. En droit anglais, tous les actifs, droits et biens appartenant aux sociétés du Groupe Eurotunnel autres qu'EDL et OPL, font l'objet d'une garantie globale. Certains terrains, constructions et bâtiments, appartenant à différentes filiales du Groupe Eurotunnel, ont été donnés en garantie.

4.4.21 Engagements de crédit-baux

Le détail des engagements de crédit-baux au 31 décembre 2001 est le suivant :

	2001		2000	
Date d'échéance	**Biens immobiliers**	**Matériels et outillages**	**Biens immobilier**	**Matériels et outillages**
		(£'000)		
Moins d'un an	10	199	12	159
Entre deux et cinq ans	67	372	66	586
	77	571	78	745

4.4.22 Tableau de financement de l'exercice

4.4.22.1 Réconciliation du résultat d'exploitation de l'exercice avec les flux de trésorerie liés à l'exploitation :

	2001	2000
	(£'000)	
Résultat d'exploitation	89 610	105 072
Dotations aux amortissements et mises au rebut	57 693	57 345
Plus values sur cession d'actifs immobilisés		
Variation des stocks	(1 241)	1 616
Activités conjointes avec le groupe ESA	40 860	33 512
Variation des créances	18 625	(7 436)
Revenus liés au litige TML		
Variation des dettes	(4 798)	12 116
Flux de trésorerie lié à l'exploitation	200 749	202 225

4.4.22.2 Détail des éléments du tableau de financement

	2001	2000
	(£'000)	
Retours sur investissements		
Paiement sur opération de rachat de dette	—	(393)
Intérêts reçus	6 028	3 503
Intérêts payés	(141 539)	(146 276)
Commissions bancaires	(1 781)	(1 085)
Instruments de couverture	(9 760)	(23 000)
	(147 052)	(167 251)
Immobilisations		
Décaissements relatifs à l'acquisition d'immobilisations corporelles	(23 942)	(10 762)
Encaissements provenant de la cession d'actifs immobilisés	—	17
	(23 942)	(10 745)
Financement		
Augmentation/(Diminution) des emprunts bancaires	16 312	(1 755)
Augmentations de capital	54	—
Rachat de dettes	—	—
Frais et commissions d'émission de titres		(382)
Augmentation des autres créances financières	(100 096)	—
Augmentation des autres dettes financières	100 096	—
Règlements au groupe ESA	(21 357)	(44 708)
	(4 991)	(46 845)

Les activités conjointes avec le groupe ESA représentent l'impact du partage des coûts sur le compte de résultat du groupe EPLC.

Les règlements au groupe ESA représentent les disponibilités nettes payées par le groupe EPLC au groupe ESA auxquelles il convient d'ajouter les règlements des factures intra-groupe.

4.4.22.3 Réconciliation du cash flow et des mouvements de dettes

	2001	2000
	(£'000)	
Augmentation/ Diminution de la trésorerie	24 764	(22 616)
Liquidités provenant d'opérations de financement	5 045	46 463
Variation de l'endettement net dû aux flux de trésorerie	29 809	23 847
Rachat de dette en dessous de la valeur faciale	117 241	3 191
Intérêts liés aux conversions de dettes et intérêts courus	(41 653)	(37 879)
Augmentation des dettes dues au groupe ESA	(20 042)	(46 150)
Différences de change sur les montants dus au groupe ESA	(9 207)	1 372
Mouvements de dette nette sur la période	76 148	(55 619)
Endettement net au début de la période	(3 747 213)	(3 691 594)
Endettement net fin de période	(3 671 065)	(3 747 213)

4.4.22.4 Analyse de l'endettement net

	Au 31 décembre 2000	Liquidités	Opérations de financement***	Crédit de stabilisation	Mouvement non liquide avec le groupe ESA*	Mouvement d'intérêts courus	Incidence des variations de change	Au 31 décembre 2001
				(£'000)				
Disponibilités	22 296	4 473	—	—	—	—	—	26 769
Investissements à court terme**	48 063	20 037	—	—	—	—	—	68 100
Découverts bancaires	(255)	254	—	—	—	—	—	(1)
Total disponibilités	70 104	24 764	—	—	—	—	—	94 868
Emprunts bancaires (y compris intérêts courus)	(2 648 327)	(16 312)	549 291	(31 565)	—	16 574	—	(2 130 339)
Obligations (y compris intérêts courus)	(804 179)	—	—	(14 237)	—	—	—	(818 416)
Obligations FLF (y compris intérêts courus)	—	—	(432 050)	—	—	(12 260)	—	(444 310)
Autres emprunts (y compris intérêts courus)	(2 901)	—	—	—	—	(165)	—	(3 066)
Dus au groupe ESA	(361 910)	21 357	—	—	(20 042)	—	(9 207)	(369 802)
Total dettes	(3 817 317)	5 045	117 241	(45 802)	(20 042)	4 149	(9 207)	(3 765 933)
Endettement net	(3 747 213)	29 809	117 241	(45 802)	(20 042)	4 149	(9 207)	(3 671 065)

* Représente essentiellement les opérations de partage de coûts et d'investissements avec le groupe ESA.

** Investissements à court terme en certificat de dépôts mobilisables sur simple demande.

*** Y compris le transformation d'obligations en capitaux propres, renégociation de dettes en dessous de la valeur nominale et annulation de certains intérêts courus. Des détails complémentaires sont mentionnés au paragraphe 4.4.15.

CHAPITRE VI

STRUCTURE DE LA DETTE

1. Introduction

Les données financières qui suivent ont été calculées sur la base du taux de change entre la livre sterling et l'euro au 31 décembre 2001, soit €1,643 pour £1. A la clôture de l'exercice, soit au 31 décembre 2001, la dette d'Eurotunnel était constituée à hauteur de €2 583 millions par des emprunts obligataires et à hauteur de €8 974 millions par des emprunts bancaires. La dette obligataire se décomposait en montants d'environ €1 011 millions en capital au titre des ORU, €1 335 millions en capital au titre d'Obligations Participantes, €215 millions en intérêts différés sur les ORU et €22 millions en intérêts courus. La dette bancaire se décomposait en montants d'environ €573 millions de capital au titre de la Dette Senior et du Crédit Quatrième Tranche, €5 508 millions en capital au titre du Crédit Dette Junior, €1 832 millions au titre du Crédit à Taux Révisable, €859 millions au titre du Crédit de Stabilisation et €202 millions d'intérêts courus. L'ensemble de ces dettes est détaillé ci-après.

La description de la structure de la dette d'Eurotunnel ci-après est divisée en deux parties : Les paragraphes 1 à 9 décrivent la dette d'Eurotunnel à la date du 30 avril 2002 et les paragraphes 10 à 19 décrivent la structure future de la dette telle qu'elle résultera de la mise en œuvre de l'opération financière décrite au paragraphe 9 du Chapitre I (ci-après défini, pour les besoins du Chapitre VI, l' "Opération").

Structure actuelle de la dette

1 Convention de crédit

1.1 Généralités

Les caractéristiques du Crédit Dette Junior, du Crédit à Taux Révisable, du Crédit de Stabilisation et du Crédit Quatrième Tranche sont fixées par la Convention de Crédit.

1.2 Caractéristiques du Crédit Dette Junior

1.2.1 Structure, montants et devises

Au 30 avril 2002, la Dette Junior s'élevait à €2 878 759 537 et £1 600 172 180. Il s'agit d'un prêt à durée déterminée et amortissable par tranches, libellé en euros et en livres sterling.

La Dette Junior se subdivise en trois tranches correspondant aux droits différents des créanciers sur la trésorerie affectée à la Dette Junior aux termes de l'Accord entre les Prêteurs. La première tranche 1 ("Tranche 1") bénéficie par rapport aux deuxième et troisième tranches (respectivement "Tranche 2" et "Tranche 3") d'un droit de priorité au paiement des intérêts en numéraire ; la Tranche 2 bénéficie d'un droit de priorité au paiement des intérêts en numéraire par rapport à la Tranche 3. De même, l'échéancier de remboursement du principal (voir le paragraphe 1.2.3 ci-dessous) est structuré de façon à ce que la Tranche 1 soit remboursée avant la Tranche 2, et la Tranche 2 avant la Tranche 3.

1.2.2 Intérêts et intérêts en cas de défaut

Jusqu'à certaines dates proches du 31 décembre 2003, les tirages en euros portent intérêt au taux fixe de 5,28% l'an et les tirages en livres sterling au taux fixe de 7,03% l'an, ces intérêts étant exigibles semestriellement à terme échu. Par la suite, l'intérêt sera variable, calculé sur la base du taux interbancaire applicable, majoré de 1,25% l'an et du coût de toutes les réserves obligatoires imposées par la réglementation applicable.

Cependant, ainsi qu'il est indiqué ci-après au paragraphe 1.4, Eurotunnel pourra, à certaines conditions, se libérer de son obligation de paiement des intérêts dus au titre de la Dette Junior pendant la Période de Stabilisation, par des tirages effectués au titre du Crédit de Stabilisation. L'intérêt dû en cas de défaut (soit, en cas de défaut de paiement, 1% de plus que le taux d'intérêt normal) ne s'appliquera pas à l'intérêt dont Eurotunnel se sera ainsi libéré.

1.2.3 Remboursement

La Dette Junior comporte un tableau d'amortissement "cible", commençant en juillet 2005, avec une maturité finale en juillet 2025. (Eurotunnel pourra utiliser la trésorerie disponible pour effectuer des distributions de dividendes sous réserve du respect de ce tableau d'amortissement "cible" par les Emprunteurs, et sous réserve de disposer de bénéfices distribuables.) Le non respect de ce tableau d'amortissement "cible" ne constituera pas un cas de défaut.

La Dette Junior comporte également un tableau d'amortissement minimum, à échéances semestrielles, commençant en janvier 2007 avec une maturité finale en juillet 2025. Le non respect par les Emprunteurs de ce tableau d'amortissement constituerait un cas de défaut.

1.2.4 Remboursement Anticipé

Sous réserve des dispositions figurant dans l'Accord entre les Prêteurs, la Dette Junior peut, à tout moment et sans pénalité, faire l'objet d'un remboursement anticipé en tout ou partie. En cas de remboursement anticipé partiel, les échéances de remboursement de la Dette Junior seront réduites au prorata du montant remboursé par anticipation.

1.2.5 Refinancement de la Dette Junior

En mars 2001, Eurotunnel a participé à une opération de refinancement d'une partie de sa Dette Junior. Cette opération a permis à Eurotunnel de conserver le bénéfice des taux d'intérêts favorables de sa Dette Junior et de figer une décote substantielle sur la dette rachetée.

Des sociétés, qui n'appartiennent pas au Groupe Eurotunnel, ont racheté 1,8 milliard d'euros de la Dette Junior d'Eurotunnel avec une décote moyenne de 27% par rapport à sa valeur faciale. Ce rachat de dette et les frais de l'opération ont été financés par la mise sur le marché d'obligations cotées avec notation, Fixed-Link Finance B.V. ("FLF"), une société *ad hoc* immatriculée aux Pays-Bas, qui ne fait pas partie du Groupe Eurotunnel, est devenue détentrice d'approximativement 32% de la Dette Junior. FLF a financé l'acquisition de la Dette Junior qu'elle détient désormais par le produit d'émission de plusieurs catégories d'obligations, certaines d'entre elles bénéficiant d'une garantie financière de MBIA Assurance SA. Cette opération a eu pour principaux avantages de conférer à Eurotunnel : (i) Le droit de recevoir, les excédents générés par les sociétés ayant racheté la Dette Junior. Eurotunnel envisage de refinancer cette dette d'ici 2009 et de générer un montant estimé d'excédents de €400 millions ; (ii) le bénéfice sans frais du dispositif de couverture contre les hausses de taux d'intérêt entre 2004 et 2008 couvrant €1,8 milliard de Dette Junior.

1.3 Caractéristiques du Crédit à Taux Révisable

1.3.1 Structure, montant et devises

Au 30 avril 2002, les montants dus en principal du titre du Crédit à Taux Révisable s'élevaient à €953 624 039 et £534 441 311. Il s'agit d'un prêt à durée déterminée, libellé en euros et livres sterling et qui constitue une tranche de la Convention de Crédit.

1.3.2 Intérêts

Jusqu'au 26 janvier 2004 (sous réserve que la Période de Stabilisation n'ait pas pris fin avant le 31 décembre 2003), l'intérêt est fixé à 5,28% l'an pour les tirages en euros et à 7,03% l'an pour les tirages en livres sterling, payable semestriellement à terme échu. Par la suite, l'intérêt sur les tirages au titre du Crédit à Taux Révisable sera revu pour des périodes de six mois à cinq ans (choisies par Eurotunnel) et sera à taux fixe pour la période en question. L'intérêt sera calculé par référence au taux de rendement brut annuel des emprunts d'Etats (français ou britanniques selon les cas), de maturité équivalente, à taux fixe, majoré de 0,5% par an jusqu'à la fin de la Période de Stabilisation et de 1,50% l'an par la suite.

Comme pour la Dette Junior, Eurotunnel pourra se libérer de son obligation de paiement de l'intérêt dû pendant la Période de Stabilisation par des tirages effectués au titre du Crédit de Stabilisation, étant précisé que les dispositions afférentes à l'intérêt supplémentaire dû en cas de défaut (calculé de la même façon que pour la Dette Junior) ne s'appliqueront pas à l'intérêt dont Eurotunnel se sera ainsi libéré.

1.3.3 Remboursement, remboursement anticipé et conversion

Sauf hypothèse de remboursement anticipé ou de conversion en Obligations à Taux Révisable, chaque tirage au titre du Crédit à Taux Révisable est remboursable en décembre 2050.

Tant que des montants restent dus au titre de la Dette Junior, du Crédit de Stabilisation ou des Obligations de Stabilisation, les tirages au titre du Crédit à Taux Révisable ne peuvent pas faire l'objet de remboursement anticipé, si ce n'est au moyen des produits d'exercice des Bons 2001 et Bons 2003 non affectés au remboursement d'ORU (voir paragraphe 7.3.3 ci-dessous) ou des Fonds Nouveaux en ce compris les fonds générés par l'émission de titres donnant accès au capital (voir paragraphe 7.3.4(ii) ci-dessous). Dans le cas contraire, ils pourront à tout moment (sous réserve des dispositions de l'Accord entre les Prêteurs), faire l'objet de remboursement anticipé en totalité ou, dans le respect des montants minima, partiellement sous la réserve du paiement, le cas échéant, des coûts du remboursement anticipé.

Sauf accord sur une date de conversion antérieure ou postérieure, les tirages au titre du Crédit à Taux Révisable devront être convertis en Obligations à Taux Révisable au cours d'une période de 90 jours qui commencera à courir (i) 30 jours après la date de la troisième échéance consécutive à laquelle les Emprunteurs auront réglé en numéraire l'intégralité des intérêts sur les tirages de Crédit à Taux Révisable ou, si elle intervient avant, (ii) à la fin de la Période de Stabilisation. Une telle conversion en Obligations à Taux Révisable libérera les Emprunteurs de leurs obligations au titre de la Convention de Crédit, s'agissant du principal des tirages effectués au titre du Crédit à Taux Révisable, qui sera alors remplacé par des Obligations à Taux Révisable. Les caractéristiques de ces Obligations à Taux Révisable sont exposées plus en détail au paragraphe 2 ci-après.

1.4 Caractéristiques du Crédit de Stabilisation

1.4.1 Structure, montants et devises

Au 31 mars 2002, les tirages effectués au titre du Crédit de Stabilisation s'élevaient à €533 982 619 et £376 580 456, en ce compris l'intérêt différé sur les ORU. Il s'agit d'un crédit à durée déterminée, amortissable par tranches, libellé en euros et en livres sterling. Des limites relatives à une utilisation supplémentaire du crédit, y compris la faculté de différer les intérêts des ORU, sont décrites au paragraphe 1.7.1(3) ci-dessous.

Pendant la Période de Stabilisation, le Crédit de Stabilisation pourra être utilisé, dans certaines circonstances, pour régler l'intérêt dû au titre de la Dette Junior et du Crédit à Taux Révisable, dans l'hypothèse où l'intérêt ne pourra être réglé par des paiements en numéraire. Il pourra aussi être utilisé en cas de différé d'intérêts au titre des ORU. Le Groupe prévoit de continuer à utiliser le Crédit de Stabilisation s'il n'est pas en mesure de régler ses dettes d'intérêt en totalité en numéraire.

L'utilisation du Crédit de Stabilisation est limitée par des plafonds périodiques et cumulés, figurant au paragraphe 1.7.1(3) ci-après.

1.4.2 Intérêts

Pendant la Période de Stabilisation seulement, les tirages au titre du Crédit de Stabilisation ne portent pas intérêt. Par la suite, les tirages au titre du Crédit de Stabilisation porteront intérêt à un taux variable calculé sur la base du taux interbancaire approprié, majoré de 1,25% par an et des coûts des réserves obligatoires imposées par la réglementation applicable. En cas de défaut de paiement, après la Période de Stabilisation, un intérêt supplémentaire, identique à celui prévu pour la Dette Junior, sera dû sur les montants impayés.

1.4.3 Remboursement, remboursement anticipé en numéraire et conversion

Sauf hypothèse de remboursement anticipé en numéraire ou en Unités ou de conversion en Obligations de Stabilisation, les tirages effectués au titre du Crédit de Stabilisation sont amortissables selon un tableau d'amortissement courant de l'année 2018 à l'année 2026, dont le non respect constituerait un cas de défaut.

Pendant la Période de Stabilisation, les Emprunteurs doivent, à hauteur de la trésorerie disponible, rembourser par anticipation en numéraire tout ou partie des tirages effectués au titre du Crédit de Stabilisation.

Eurotunnel peut convertir l'intégralité du Crédit de Stabilisation en Obligations de Stabilisation dans les 18 mois qui suivront la fin de la Période de Stabilisation. Une telle conversion libérera les Emprunteurs de leurs obligations au titre de la Convention de Crédit, s'agissant du principal des tirages effectués au titre du Crédit de Stabilisation, qui sera alors représenté par les Obligations de Stabilisation.

Les caractéristiques des Obligations de Stabilisation sont décrites au paragraphe 3 ci-après.

1.4.4 Remboursement anticipé en Unités

Eurotunnel peut, uniquement pendant la Période de Stabilisation, sous réserve de certaines conditions et de l'autorisation préalable de ses actionnaires au moment considéré, rembourser par anticipation en Unités, un certain pourcentage du Crédit de Stabilisation en cas de perte de la moitié des capitaux propres ou si les prévisions d'Eurotunnel indiquent qu'en 2006 et 2007 Eurotunnel ne pourra pas régler en numéraire l'intérêt sur les tirages effectués au titre du Crédit de Stabilisation (en prenant l'hypothèse qu'il n'aura pas été converti en Obligations de Stabilisation ou remboursé par anticipation en Unités). Les tirages effectués au titre du Crédit de Stabilisation ne pourront faire l'objet d'un remboursement anticipé en

Unités qu'à concurrence du montant nécessaire pour restaurer les capitaux propres à un niveau au moins égal à la moitié du capital social ou restaurer le niveau de couverture de l'intérêt.

Compte tenu de cette faculté de remboursement anticipé, la Convention de Crédit comporte des restrictions relatives aux opérations liées au capital social d'ESA et d'EPLC identiques à celles prévues pour les Obligations de Stabilisation et décrites au paragraphe 6.5 ci-après. Il peut être mis fin à la faculté dont dispose Eurotunnel de rembourser par anticipation en Unités le Crédit de Stabilisation, sur notification des Agents ou du groupe de Banques qui a consenti le Crédit de Stabilisation si (i) une offre est faite à l'ensemble des titulaires d'Unités Eurotunnel d'acquérir tout ou partie des Unités en circulation ou, (ii) un projet concernant une telle acquisition est proposé et qu'Eurotunnel est, dans chacun de ces cas, informé que l'initiateur de l'offre pourrait venir à détenir plus de 50% des droits de vote aux assemblées générales. Si une telle offre ou un tel projet était par la suite retiré, Eurotunnel retrouverait la faculté de rembourser par anticipation le Crédit de Stabilisation en Unités.

Les conditions de remboursement anticipé du Crédit de Stabilisation et/ou des Obligations de Stabilisation en Unités seront déterminées sur la base du prix de l'action EPLC, comprise dans une Unité, de £0,57, et du prix de l'action ESA, comprise dans une Unité, de €0,87 sous réserve de certains ajustements, notamment pour refléter les fluctuations du taux de change euros/livres sterling. Les prix des Unités auxquels il est fait référence dans la phrase précédente ont été déterminés sur la base du prix initial des Unités, tel qu'ajusté suite à l'augmentation de capital réalisée par Eurotunnel en 1999.

1.5 Caractéristiques de la Quatrième Tranche

1.5.1 Structure, devises et montant

La Quatrième Tranche consiste en une tranche de crédit accordée d'une part par la BEI (la "Tranche BEI") et d'autre part, par la CECA (la "Tranche CECA"). Au 30 avril 2002, la Tranche BEI s'élevait à €120 091 713 et la Tranche CECA à £47 000 000.

1.5.2 Tranche BEI

Jusqu'au 15 décembre 2003, les intérêts courent sur la Tranche BEI à un taux fixe de 7,35% par an majoré de 1%. Par la suite, Eurotunnel pourra choisir entre un taux fixe ou variable. Les intérêts sont exigibles semestriellement à terme échu. En cas de défaut de paiement, le taux d'intérêt normal applicable (hors marge), serait majoré de 2,5%.

La Tranche BEI est remboursable selon un tableau d'amortissement commençant en 2006 et s'achevant en décembre 2018 à moins que la période à taux d'intérêt fixe expire après le 15 décembre 2014. Dans ce cas, la Tranche BEI sera remboursable au jour d'échéance de cette période.

Sous réserve des dispositions de l'Accord entre les Prêteurs, la Tranche BEI pourra être remboursée par anticipation en tout ou partie ; dans cette hypothèse, certains coûts supportés par la BEI du fait de ce remboursement anticipé seront également payés par Eurotunnel.

1.5.3 Tranche CECA

La Tranche CECA porte intérêt au taux fixe de 8,9475% par an, majoré de 1%. Les intérêts sont exigibles annuellement à terme échu. En cas de défaut de paiement, le taux d'intérêt normal applicable (hors marge), serait majoré de 2,5%.

La Tranche CECA est remboursable en une échéance en juillet 2019. Sous réserve des dispositions de l'Accord entre les Prêteurs, la Tranche CECA pourra être remboursée par anticipation en tout ou partie ; dans cette hypothèse, certains coûts supportés par la CECA du fait de ce remboursement anticipé seront également payés par Eurotunnel.

1.6 Engagements d'Eurotunnel

La Convention de Crédit comporte un certain nombre d'engagements en faveur des Banques. Elle comprend les restrictions d'usage en matière de crédits bancaires de cette nature.

1.7 Cas de défaut

1.7.1 Généralités

La Convention de Crédit comporte un certain nombre de cas de défaut usuels pour des crédits de ce type. La survenance de cas de défaut permet aux Banques, sauf dérogation qu'ils auraient consentie, et sous réserve du déclenchement d'une période de *standstill* au titre des dispositions de l'Accord entre les Prêteurs,

de déclarer l'exigibilité anticipée de leurs crédits, d'exercer leurs sûretés ou de demander la substitution (Voir paragraphe 9 ci-après).

Ces cas de défaut incluent :

(a) défaut de paiement au titre de la Convention de Crédit ;

(b) manquement substantiel à des obligations prévues par la Convention de Crédit (ou tout autre document y afférent) et auquel il n'aurait pas été remédié ;

(c) constatation de l'état de cessation de paiement et ouverture d'une procédure collective ou d'une procédure assimilable à l'encontre d'un des membres de l'*Owning Group* (incluant l'incapacité de payer ses dettes à leurs échéances) ; et

(d) manquements croisés avec d'autres accords (sous réserve que ces manquements soient d'une certaine importance).

Il existe différents ratios et tests financiers dont le non-respect constituerait un cas de défaut pendant la Période de Stabilisation :

(1) La Trésorerie d'Exploitation (avant charges de crédit-bail) pendant n'importe quelle période de trois semestres successifs au cours d'une période se terminant le 31 décembre 2005, se situe en deçà des montants, fixés en livres sterling, indiqués dans le tableau ci-dessous pour chacun de ces semestres :

Trésorerie d'Exploitation pour les semestres se terminant en :

	30 juin (£ millions)	**(€ millions)**	**31 décembre (£ millions)**	**(€ millions)**
2002	185	304	185	304
2003	200	329	200	329
2004	225	370	225	370
2005	250	411	250	411

(2) Les dépenses d'investissement excèdent les limites annuelles ci-après, fixées en livres sterling sauf si ce dépassement a été préalablement autorisé par un groupe limité de Banques :

Dépenses d'investissement :

	€ millions	**£ millions**
2002	189	115
2003	173	105
2004	164	100
2005	141	86

Si les dépenses effectives, au titre d'une année, sont inférieures aux limites de dépenses, la différence pourra être reportée sur les trois années suivantes. €49 millions* (£30 millions) ont été reportés, de cette façon, de 2001 à 2002, €12 millions* (£7,2 millions) de 2000 à 2001, €11 millions* (£6,9 millions) de 1999 à 2000 et €23 millions (£14 millions) de 1998 à 1999. En accord avec les *Instructing Banks* (telles que définies dans l'Accord entre les Prêteurs), un montant supplémentaire de €8 millions* (£5 millions) a été reporté de 1998 à 1999 au titre des investissements anti-incendie. En outre, €39 millions* (£24 millions) ont été reportés de 1997 à 1998 par accord spécifique avec les Agents.

* au taux de change de £1 = €1,643

(3) Le montant en principal des tirages effectués au titre du Crédit de Stabilisation et des Obligations de Stabilisation, ainsi que de l'intérêt différé sur les ORU émises jusqu'au 31 janvier ou au 31 juillet suivant la fin de la Période de Stabilisation excède un des plafonds périodiques ou cumulés figurant dans le tableau suivant :

Plafonds périodiques et cumulés afférents à l'utilisation du Crédit de Stabilisation et des Obligations de Stabilisation

Période	**Plafonds Périodiques**		**Plafonds combinés**	**Plafonds cumulés**		**Plafonds combinés**
	(€ m)	*(£ m)*	*(£ m)*	*(€ m)*	*(£ m)*	*(£ m)*
1 février 2002 – 31 janvier 2003	158	115	—	1 182	866	—
1 février 2003 – 31 janvier 2004	143	150	—	1 290	945	—
1 février 2004 – 31 janvier 2005	—	—	150	—	—	1 850
1 février 2005 – 31 janvier 2006	—	—	75	—	—	1 850

Dans le cadre de l'abandon de certaines dispositions de la Convention de Crédit demandé par Eurotunnel en novembre 2000, Eurotunnel a accepté un abaissement de certains des plafonds figurant dans le tableau ci-dessus, étant entendu que ces plafonds pourraient être rehaussés si cela s'avère nécessaire, par un vote d'un groupe limité de Prêteurs, à hauteur d'un montant n'excédant pas les plafonds figurant dans le tableau ci-dessus. Les plafonds ainsi abaissés et les périodes auxquelles ils s'appliquent sont décrits ci-dessous. Toutes les autres limites visées dans le tableau ci-dessus restent inchangées.

Période	**Plafonds périodiques**		**Plafonds combinés**	**Plafonds cumulés**		**Plafonds combinés**
	(€ m)	*(£ m)*	*(£ m)*	*(€ m)*	*(£ m)*	*(£ m)*
1 février 2002 — 31 janvier 2003	112,4	82,4	—	1 182	866	—
1 février 2003 — 31 janvier 2004	77,3	56,6	—	1 290	945	—

1.7.2 Cas de défaut applicables après la fin de la Période de Stabilisation

(a) Le ratio de la Trésorerie d'Exploitation sur le coût du service de la dette, majoré des dépenses d'investissement (i) est inférieur à 1,0 pour une année donnée à partir de 2006 (ou si la Période de Stabilisation s'achève plus tôt, à partir de la première année calendaire suivant la fin de la Période de Stabilisation) jusqu'en 2011, et (ii) est inférieur à 1,2 à partir de 2012 jusqu'au 31 décembre 2025.

(b) Le ratio du chiffre d'affaires augmenté d'autres revenus opérationnels et diminué des charges d'exploitation (après dotations aux amortissements) sur le coût total du service de l'intérêt (i) est inférieur à 1,0 pour une année donnée à partir de janvier 2008 (ou si la Période de Stabilisation s'achève plus tôt, à partir de la troisième année calendaire suivant la fin de la Période de Stabilisation) jusqu'en 2011 et, est (ii) inférieur à 1,5 à partir de 2012 jusqu'en 2025.

(c) Les Emprunteurs ne respectent pas le tableau d'amortissement minimum relatif à la Dette Junior ou le tableau d'amortissement du Crédit de Stabilisation.

1.7.3 Restrictions à la distribution de dividendes

Conformément aux termes de la Convention de Crédit, la distribution, ou la décision de distribution de dividendes par Eurotunnel, constituera un cas de défaut, sauf à ce que :

(a) la Période de Stabilisation ait pris fin ;

(b) les Emprunteurs aient, à la date de décision de distribution, respecté le tableau d'amortissement "cible" mentionné au paragraphe 1.2.3 ci-dessus ; et

(c) il n'existe pas de cas de défaut potentiel ou avéré auquel il n'aurait pas été remédié ou auquel les Agents n'auraient pas renoncé.

Eurotunnel est libre de décider de verser des dividendes et de procéder à leur paiement sous réserve d'avoir satisfait à ces conditions et de disposer de bénéfices distribuables.

2. Caractéristiques des Obligations à Taux Révisable

2.1 Emission des Obligations à Taux Révisable

Sauf hypothèse de remboursement anticipé du Crédit à Taux Révisable, les Obligations à Taux Révisable seront émises en remboursement de la dette existante au titre du Crédit à Taux Révisable, dans les conditions décrites au paragraphe 1.3.3. ci-dessus.

2.2 Intérêts et remboursement

Les Obligations à Taux Révisable seront remboursées le 31 décembre 2050, sauf hypothèse de remboursement anticipé ou de rachat préalable sur le marché suivie d'une annulation. Les Obligations à Taux Révisable porteront intérêt, sur leur montant en principal, à compter de leur date d'émission et jusqu'à leur remboursement ou leur rachat avec annulation. Si les Obligations à Taux Révisable étaient émises avant le 26 janvier 2004, elles porteraient intérêt jusqu'à cette date incluse (sauf si la Période de Stabilisation prend fin avant le 31 décembre 2003) au même taux d'intérêt que celui appliqué aux tirages effectués au titre du Crédit à Taux Révisable ayant fait l'objet d'une conversion en Obligations à Taux Révisable. Par la suite, les taux d'intérêt des Obligations à Taux Révisable seront fixés pour des périodes de deux à cinq ans, au choix d'Eurotunnel, et l'intérêt sera calculé par référence au taux de rendement brut annuel des emprunts d'Etat français ou britanniques, à taux fixe, majoré de 0,5% par an jusqu'à la fin de la Période de Stabilisation et de 1,50% l'an, par la suite. Tous les intérêts sont exigibles annuellement à terme échu. L'intérêt en cas de défaut sera appliqué sur tout montant resté impayé, au taux applicable plus 1% par an.

3. Caractéristiques des Obligations de Stabilisation

3.1 Emission des Obligations de Stabilisation

Les Obligations de Stabilisation sont régies par le *Stabilisation note constituting trust deed* en date du 7 avril 1998. Aucune Obligation de Stabilisation n'a été émise à la date du présent prospectus.

Les Obligations de Stabilisation peuvent être émises au pair sous certaines conditions (i) en libération, en tout ou en partie, de l'obligation de paiement des intérêts différés afférents aux ORU et qui ne peuvent être réglés en numéraire ou, (ii) en conversion des tirages effectués au titre du Crédit de Stabilisation consentis en vertu de la Convention de Crédit.

3.2 Intérêts et remboursement

Les Obligations de Stabilisation porteront intérêt sur leur montant en principal, au taux interbancaire à six mois applicable, majoré de 1,25% l'an ; l'intérêt courra à compter de la fin de la Période de Stabilisation ou, si elle intervient après, à compter de la date d'émission des Obligations de Stabilisation, et jusqu'à ce qu'elles soient remboursées ou rachetées sur le marché et annulées.

Le tableau d'amortissement et les conditions du remboursement anticipé en numéraire ou en Unités sont identiques à ceux des tirages effectués au titre du Crédit de Stabilisation.

3.3 Fin du droit de remboursement anticipé en Unités

Il pourra être mis fin au droit d'Eurotunnel de rembourser par anticipation les Obligations de Stabilisation en Unités sur notification du représentant des titulaires d'Obligations de Stabilisation agissant de son propre chef, ou sur instruction de la majorité requise desdits titulaires, si (i) une offre est faite à l'ensemble des titulaires d'Unités Eurotunnel d'acquérir tout ou partie des Unités en circulation, ou (ii) un projet concernant une telle acquisition est proposé et qu'Eurotunnel est, dans chacun de ces cas, informé que l'initiateur d'une telle offre ou d'un tel projet pourrait venir à détenir plus de 50% des droits de vote aux assemblées générales des titulaires d'Unités.

Si l'offre ou le projet était ultérieurement retiré, Eurotunnel retrouverait son droit de procéder au remboursement anticipé des Obligations de Stabilisation.

4. Caractéristiques des Obligations Participantes

4.1 Emission des Obligations Participantes

Au 30 avril 2002, les montants dus en principal au titre des Obligations Participantes étaient de €638 819 803 plus £423 570 000 millions.

Les deux séries d'Obligations Participantes à échéance 2040 émises, l'une par FM et l'autre par EFL, ont été émises aux termes du *Participating loan trust deed* en date du 7 avril 1998. Ces deux séries sont jumelées, de façon à ce que chaque Obligation Participante émise par FM ne puisse être transférée ou remboursée sans qu'une Obligation Participante émise par EFL le soit, et inversement.

4.2 Intérêts et remboursement

Les Obligations Participantes seront remboursées le 30 avril 2040, sauf hypothèse de remboursement anticipé ou rachat sur le marché avec annulation. Les Obligations Participantes portent un coupon fixe de 1% par an jusqu'à leur amortissement total. A ce coupon fixe s'ajoute un coupon variable, à compter de la fin de la Période de Stabilisation. Le coupon fixe est payable annuellement à terme échu pendant la Période de Stabilisation. Après la Période de Stabilisation, le coupon fixe et le coupon variable seront payables semestriellement à terme échu, aux 30 avril et 31 octobre. A la suite des acquisitions sur le marché d'Obligations Participantes faites par Eurotunnel à ce jour, le montant global du coupon variable représenterait au 30 avril 2002, 23,3% de la Trésorerie Nette Disponible.

Si les Obligations Participantes sont partiellement remboursées par anticipation ou rachetées et annulées, le montant total du coupon variable sera réduit dans une proportion identique à la réduction du montant en principal des Obligations Participantes en circulation.

La Trésorerie Nette Disponible est calculée par référence à une période semestrielle commençant le 30 juin et se terminant le 31 décembre. Elle est calculée de façon séparée pour ESA et ses filiales entrant dans le périmètre de la consolidation (ci-après le "Groupe français") et pour EPLC et ses filiales entrant dans le périmètre de la consolidation (ci-après le "Groupe anglais"). Le coupon dû au titre des Obligations Participantes émises par FM sera calculé sur la base de la Trésorerie Nette Disponible du groupe anglais et le coupon dû sur les Obligations Participantes émises par EFL est calculé sur la base de la Trésorerie Nette Disponible du groupe français. La Trésorerie Nette Disponible résulte de la somme de certains éléments de recettes nettes de trésorerie diminuées des dépenses d'investissement autorisées et de certaines charges de financement et de remboursement.

Les Obligations Participantes peuvent être remboursées par anticipation, en tout ou partie et à tout moment, sous réserve des dispositions de l'Accord entre les Prêteurs. Le montant du remboursement anticipé est, en général, égal à la somme nécessaire pour que le titulaire bénéficie d'un rendement égal au taux de rendement moyen d'emprunts d'Etats français et britannique de durée similaire à la durée de vie effective des Obligations Participantes à rembourser par anticipation, pendant la période au cours de laquelle ces Obligations Participantes seront demeurées en circulation, le taux de rendement étant majoré de 2% l'an. Le rendement sera calculé à compter du 15 octobre 1996, jusqu'à la date de remboursement anticipé et tiendra compte du moment et du paiement de tous les montants précédemment dus et payés sur les Obligations Participantes.

L'intérêt dû en cas de défaut sera calculé sur les montants non payés au taux interbancaire à un mois applicable, majoré de 2,25% par an.

5. Caractéristiques des Obligations Remboursables en Unités (ORU)

5.1 Emission des ORU

Au 30 avril 2002, les montants en principal dus au titre des ORU s'élevaient à €485 650 491 et £319 936 892.

Les ORU à échéance 2003 émises par FM et celles émises par EFL, sont régies par les dispositions de l'*Equity Note Trust Deed* en date du 7 avril 1998 (tel que modifié le 12 mars 1999 et le 23 avril 2002). Elles sont jumelées, chaque ORU comprenant une obligation libellée en euros d'un montant nominal de €1,06257 et une obligation libellée en livres sterling d'un montant nominal de £0,7. Les ORU portent intérêt et peuvent être remboursées en Unités ou en numéraire, comme il est précisé ci-dessous. Les ORU ne sont pas cotées.

5.2 *Engagements spécifiques*

Si (i) une offre est faite à l'ensemble des titulaires d'Unités d'Eurotunnel d'acquérir les Unités en circulation ou (ii) un projet concernant une telle acquisition est proposé et qu'Eurotunnel est, dans chacun de ces cas, informé que l'initiateur d'une telle offre ou d'un tel projet pourrait venir à détenir plus de 50% des droits de vote aux assemblées générales, le représentant des titulaires d'ORU (agissant de son propre chef ou à la demande de la majorité requise des titulaires d'ORU concernés) pourra demander à ESA et à EPLC de rembourser les ORU en Unités avant la date de clôture de l'offre ou la date d'effet du projet; il pourra également demander l'extension du projet aux Unités à émettre en remboursement des ORU.

5.3 *Taux d'intérêt et remboursement des ORU*

A moins qu'elles ne soient remboursées par anticipation en Unités ou en numéraire, les ORU seront remboursées le 31 décembre 2003 à raison de 1,01 Unité par ORU, (suite à un ajustement et sous réserve de tout autre ajustement nécessaire). Les ORU portent intérêt sur le principal au taux de 4,45% par an, exigible semestriellement à terme échu depuis le 15 octobre 1996.

Si les Emprunteurs se trouvent dans l'incapacité d'assurer la totalité du paiement des intérêts dus en numéraire à la Date de Paiement des Intérêts, ils peuvent reporter ce paiement jusqu'à, au plus tard, la date de remboursement des ORU. A cette date, Eurotunnel devra procéder au paiement de la totalité des intérêts dus au titre des ORU, par priorité au moyen de tout numéraire disponible et, pour le surplus, par l'émission d'Obligations de Stabilisation conformément aux procédures prévues à cet effet.

Pour toutes les ORU remboursées aux termes de l'Offre de Remboursement, les titulaires d'ORU conserveront leurs droits sur les montants d'intérêts différés courus afférents à ces ORU pour la période allant jusqu'à la Date de Paiement des Intérêts en janvier 2002 et sont invités à offrir la cession de ces Droits aux Intérêts Différés, conformément à l'Offre de Rachat des Droits aux Intérêts Différés. L'Offre de Rachat des Droits aux Intérêts Différés est décrite plus précisément au paragraphe 4 du Chapitre I ci-dessus. Les droits à intérêts, postérieurs à la Date de Paiement d'Intérêts en janvier 2002, afférents aux ORU qui auront été remboursées conformément à l'Offre de Remboursement, seront éteints, de sorte qu'aucun paiement ne sera exigible au titre de ces intérêts.

Tout intérêt non payé portera intérêt au taux applicable majoré de 1% par an, mais ceci ne s'appliquera pas à l'intérêt différé, tel que décrit ci-dessus.

Les ORU pourront être remboursées, au choix d'Eurotunnel, avant le 31 décembre 2003, en numéraire ou en Unités. Le remboursement anticipé des ORU en Unités peut être effectué soit au terme d'une offre de remboursement, soit si un certain nombre de conditions sont réunies. Conformément au Contrat d'Emission des ORU, une offre de remboursement a été faite en avril 1999 et une nouvelle offre de remboursement pourra être effectuée (si l'Offre de Remboursement aboutit favorablement, toute autre offre de remboursement anticipé nécessiterait d'autres modifications du Contrat d'Emission). Lorsque le remboursement anticipé n'est pas réalisé en vertu d'une offre de remboursement, l'une des conditions applicables est que le ratio des actifs nets ou des capitaux propres sur le capital social, tel que reflété dans les comptes annuels de ESA, EPLC, CTG ou FM pour l'exercice précédent et approuvés par les actionnaires, soit inférieur ou égal à 50%. Le remboursement par anticipation devra alors être limité au montant nécessaire pour ramener le ratio des capitaux au dessus de 50% (en prenant en compte les pertes ultérieures révélées dans les comptes semestriels suivant de la société concernée). Sous réserve de plafonds spécifiques, les ORU devront être remboursées en numéraire, sur paiement de la prime de remboursement anticipée appropriée, en utilisant les produits générés par l'exercice des Bons 2001 et des Bons 2003.

Eurotunnel a l'obligation d'utiliser une partie du produit de l'exercice des Bons 2001 pour rembourser en numéraire, à la Date de Paiement des Intérêts survenant en juillet 2002, les ORU et ce avec une prime de 13,345% de leur valeur faciale (sous réserve d'un nombre maximum d'ORU pouvant ainsi être remboursé). La proportion des £674 642 de produits d'exercice des Bons 2001 reçus par Eurotunnel qui pourra ainsi être affectée au remboursement en numéraire d'ORU, à la Date de Paiement des Intérêts de juillet 2002, entraînera le remboursement en numéraire d'approximativement 0,07% des ORU existantes détenues par chaque titulaire d'ORU.

Eurotunnel doit aussi affecter une partie du produit de l'exercice des Bons 2003 au remboursement en numéraire, avec une prime déterminée, d'un montant maximum de €178,5 millions d'ORU. Ceci correspond à environ 39% des ORU. La proportion des ORU remboursées en numéraire restera la même

quel que soit le résultat de l'Offre de Remboursement. Le solde après remboursement en numéraire serait remboursé par l'émission d'Unités le 31 décembre 2003 (sur la base de 1,01 Unité pour chaque ORU).

La prime de remboursement permet d'offrir aux porteurs de ce titre un taux de rendement annuel d'environ 6,5% depuis octobre 1996.

Afin de permettre la réalisation de l'Offre de Remboursement et de l'Offre de Rachat des Droits aux Intérêts Différés, un certain nombre de modifications a été apporté à l'*Equity Note Trust Deed*, notamment un ajustement du montant du produit d'exercice des bons susceptible d'être utilisé afin de permettre le remboursement des ORU en numéraire. Comme pour l'offre de remboursement d'avril 1999, cette modification a été faite afin de s'assurer que la proportion d'ORU qui ne fait pas l'objet d'un remboursement dans le cadre de l'Offre de Remboursement et qui reste susceptible d'être remboursée en numéraire n'est pas plus importante que celle qui aurait existé si le remboursement anticipé n'avait pas eu lieu. Le représentant des titulaires d'ORU ("*Note Trustee*") a jugé que ces modifications ne portent pas atteinte de manière significative aux intérêts des titulaires d'ORU. Par conséquent, ces modifications ne nécessitent pas l'approbation des titulaires d'ORU réunis en assemblée générale extraordinaire.

5.4 Rachat des ORU et des Droits aux Intérêts Différés

Eurotunnel ne peut en aucun cas procéder à des achats d'ORU. Les modifications apportées à l'*Equity Note Trust Deed* incluent des modifications permettant à Eurotunnel de racheter les Droits aux Intérêts Différés et d'autres montants d'intérêts différés qui pourraient courir au titre des ORU.

6. Caractéristiques communes

6.1 Généralités

Sauf indication contraire, les conditions suivantes sont communes aux Obligations de Stabilisation, aux ORU, aux Obligations Participantes et, lorsqu'elles seront émises, aux Obligations à Taux Révisable.

6.2 Engagements

Le contrat d'émission de chaque Instrument de Dette comporte une clause par laquelle Eurotunnel s'engage (i) à ne pas créer, ni maintenir une quelconque sûreté sur l'un quelconque de ses actifs en garantie de tout endettement résultant d'emprunts sous la forme ou représentés par des obligations ou autres valeurs mobilières similaires ou, (ii) à ne pas fournir de garanties d'un tel endettement, et (iii) à ne pas permettre ni autoriser qui que ce soit à conférer une garantie ou sûreté d'un tel endettement, à moins qu'une protection équivalente soit conférée en garantie des obligations aux termes de l'Instrument de Dette. Cependant, cet engagement ne s'appliquera pas à l'endettement d'Eurotunnel résultant d'emprunts obligataires ou toutes valeurs mobilières similaires émises pour refinancer la Dette Senior ou la dette envers les Banques.

Le contrat d'émission de chaque Instrument de Dette comporte également une interdiction faite à ESA et EPLC de céder des actions qu'ils détiennent dans les Concessionnaires à des personnes ou entités autres que leurs filiales à 100%, membres de l'*Owning Group* ; la même interdiction est faite à toute filiale à 100% qui ne pourra céder les actions FM et CTG qu'à des sociétés du Groupe contrôlées à 100% ou à ESA ou EPLC. Les Concessionnaires ne pourront émettre d'actions qu'en faveur de ESA, EPLC et des filiales détenues à 100% et ne pourront céder aucun droit dans la Concession, les baux concernant le Système ou l'un quelconque des biens meubles ou droits de propriété intellectuelle nécessaires à l'exploitation du Système.

6.3 Cas de Défaut

Les cas de défaut énumérés dans le contrat d'émission de chaque Instrument de Dette sont significativement moins étendus que ceux visés dans la Convention de Crédit, mais reflètent les contraintes d'usage pour ce genre d'instruments, à savoir :

(a) non-paiement du principal ou des intérêts dus au titre de l'Instrument de Dette ;

(b) manquement aux autres obligations du contrat d'émission de l'Instrument de Dette ou des accords y afférents, si ce manquement cause un préjudice substantiel aux titulaires de l'Instrument de Dette et est certifié comme tel par le représentant ("*trustee*") des titulaires de l'instrument concerné ;

(c) cas de remboursement anticipé croisé avec d'autres endettements ;

(d) état de cessation des paiements de tout membre de l'*Owning Group* (incluant l'incapacité à payer ses dettes à leur date d'échéance) ;

(e) ouverture d'une procédure d'exécution forcée, sous réserve que la procédure porte, de façon substantielle, atteinte aux intérêts des titulaires de l'Instrument de Dette et soit certifiée comme telle par le représentant des titulaires de l'instrument concerné ;

(f) toute sûreté devenant exécutable et des démarches étant entreprises pour en obtenir l'exécution ;

(g) dissolution de tout membre de l'*Owning Group* ;

(h) survenance, dans toute autre juridiction concernée, de tout événement analogue à l'un de ceux énumérés du (d) au (g) ci-dessus ; et

(i) l'une des garanties ou sûretés ou le droit de substitution cessant d'être valides dans l'une quelconque de leurs dispositions importantes pour les titulaires de l'Instrument de Dette concerné et n'étant pas réitérés ou remplacés de manière satisfaisante.

6.4 Conséquences des cas de défaut, sûretés et substitution

Les obligations souscrites au titre de chaque Instrument de Dette sont initialement des obligations de l'émetteur concerné, garanties par l'*Owning Group* et assorties de sûretés. Ces obligations de l'émetteur et de l'*Owning Group* cesseront cependant de bénéficier des sûretés, à compter du remboursement en totalité – anticipé ou pas – de l'endettement au titre de la Convention de Crédit (ou tout refinancement garanti). Tant qu'ils bénéficient de sûretés, les Instruments de Dette ne seront pas remboursées par les produits résultant de l'exercice des sûretés jusqu'à ce que la dette subsistante au titre du Contrat de Crédit ne soit elle-même remboursée ; lorsqu'ils cesseront de bénéficier de sûretés, les Instruments de Dette auront un rang au moins égal à celui de toutes les autres dettes chirographaires de l'émetteur.

Si un cas de défaut survient, notification devra en être faite à l'émetteur, avant que l'Instrument de Dette ne devienne dû et exigible. Les titulaires individuels des Instruments de Dette ne peuvent notifier ce cas de défaut ni entreprendre d'action en exécution forcée, sauf hypothèse de manquement du représentant ("*trustee*") concerné à son obligation d'agir. Le représentant des titulaires de l'Instrument de Dette ne notifiera ce cas de défaut que s'il en est requis ou instruit par les titulaires dudit Instrument de Dette et ce, conformément aux procédures déterminées. Si notification de cas de défaut est faite, le représentant pourra, sous réserve de l'Accord entre les Prêteurs, entreprendre une action en exécution, tant à sa propre discrétion, que sur instruction des titulaires de l'Instrument de Dette, conformément aux procédures déterminées.

Toutefois, en cas de défaut, ni les titulaires des Instruments de Dette ni leurs représentants ("*trustees*") n'auront un droit quelconque de notifier un cas de défaut ni d'exercer les sûretés consenties en garantie des Instruments de Dette, ou de demander la substitution au titre de l'une quelconque des dettes résultant de la Convention de Crédit et restant dues tant qu'il subsistera une somme due au titre du Contrôle de Crédit sous réserve de l'application des dispositions de l'Accord entre les Prêteurs. Ces droits sont réservés aux Prêteurs, bien que les titulaires des Instruments de Dette soient liés par et bénéficient des décisions d'exercice de ces droits prises par les Prêteurs.

6.5 Engagements relatifs au capital

Les caractéristiques des ORU et des Obligations de Stabilisation comportent des engagements particuliers restreignant, entre autres choses, la faculté d'ESA et d'EPLC d'amortir, de réduire ou de rembourser leur capital et, dans le cas d'ESA en ce qui concerne les ORU, de modifier les modalités statutaires de répartition des bénéfices, ainsi que de réduire son capital social à zéro. ESA et EPLC se sont également engagés à ne pas modifier les droits attachés aux actions, à ne pas émettre de nouvelles catégories d'actions comportant un droit prioritaire, à ne pas permettre la fusion ou la scission de l'une d'entre elles, et à ne pas modifier la parité de une pour une pour le jumelage de leurs actions, sauf autorisation par résolution spéciale des titulaires d'ORU et d'Obligations de Stabilisation. Ces engagements sont assortis d'exceptions.

7. L'Accord entre les Prêteurs

7.1 Généralités

L'Accord entre les Prêteurs régit les relations entre les Prêteurs. Par ailleurs, le représentant des titulaires des Instruments de Dette est partie à cet Accord et est lié par cet Accord.

L'Accord entre les Prêteurs contient des dispositions relatives à la Période de Stabilisation, à l'utilisation de la trésorerie disponible pour le service de la dette, à l'utilisation du produit des Nouveaux Fonds (décrits au paragraphe 7.3.5. ci-après), aux crédits de refinancement et emprunts complémentaires.

7.2 *Période de Stabilisation*

7.2.1 Durée

La Période de Stabilisation a débuté le 15 octobre 1996 et se terminera le 31 décembre 2005, sauf à ce qu'Eurotunnel exerce son option de mettre fin à cette période par anticipation. Pendant la Période de Stabilisation, l'intérêt sur la Dette Junior, le Crédit à Taux Révisable et les ORU peut être réglé par l'utilisation de tirages sur le Crédit de Stabilisation ou l'émission d'Obligations de Stabilisation (selon le cas), dans la mesure indiquée ci-dessus et tout surplus de numéraire après service de dette doit être utilisé pour rembourser par anticipation les tirages sur le Crédit de Stabilisation, les Obligations de Stabilisation et/ou les intérêts différés afférents aux ORU (selon le cas).

Pendant la Période de Stabilisation, la distribution ou la décision de distribution de dividendes n'est pas possible. Eurotunnel peut cependant mettre un terme à la Période de Stabilisation avant le 31 décembre 2005, sauf si des tirages sur du Crédit de Stabilisation ou des Obligations de Stabilisation ont fait l'objet d'un remboursement anticipé par voie d'émission d'Unités ou si Eurotunnel a notifié son intention de procéder à un tel remboursement.

7.2.2 Fin de la Période de Stabilisation – Conséquences

L'exercice par Eurotunnel de son option de mettre fin par anticipation à la Période de Stabilisation, aura pour principale conséquence, outre la possibilité de distribuer des dividendes (sous réserve de disposer de la trésorerie suffisante et de bénéfices distribuables), le fait que différentes obligations de règlement d'intérêt et de remboursement de la dette qui, autrement, auraient commencé à courir à compter du 31 décembre 2005 seront avancées. En particulier :

(a) Eurotunnel ne pourra plus effectuer de tirages sur le Crédit de Stabilisation ;

(b) tant qu'il existera des ORU, il ne pourra plus y avoir de différé d'intérêt au titre des ORU et tout intérêt antérieurement différé devra être réglé en numéraire et/ou par émission d'Obligations de Stabilisation selon le cas ;

(c) sauf cas visé au (b) ci-dessus, Eurotunnel ne pourra plus procéder à l'émission d'Obligations de Stabilisation ;

(d) Eurotunnel ne pourra plus rembourser par anticipation les tirages sur le Crédit de Stabilisation ou les Obligations de Stabilisation par voie d'émission d'Unités ;

(e) l'intérêt et les marges au titre du Crédit Dette Junior, du Crédit à Taux Révisable, des Obligations à Taux Révisable, du Crédit du Stabilisation et des Obligations de Stabilisation commenceront à courir, comme prévu, à compter du 1er janvier 2006 ;

(f) le coupon variable commencera à courir et deviendra exigible sur les Obligations Participantes ; et

(g) si la Période de Stabilisation se termine avant le 30 juin 2005, le tableau d'amortissement "cible" de la Dette Junior (qu'Eurotunnel devra respecter pour pouvoir distribuer des dividendes) sera accéléré, de façon à commencer à l'échéance de règlement de l'intérêt tombant le 1er janvier ou le 1er juillet suivant immédiatement la fin de la Période de Stabilisation.

7.3 *Modalités d'utilisation de la trésorerie*

7.3.1 Généralités

L'Accord entre les Prêteurs prévoit les modalités d'utilisation de la trésorerie disponible pour le paiement des intérêts et du principal au titre du Crédit Dette Junior, du Crédit à Taux Révisable, du Crédit de Stabilisation et des autres Instrument de Dettes.

7.3.2 Paiements effectués avec la trésorerie

(a) Introduction

Le paiement des intérêts et du principal au titre de la Convention de Crédit Senior et du Crédit Quatrième Tranche doit être effectué en numéraire aux échéances prévues (ces paiements sont désignés ci-après les "Paiements Seniors").

(b) *Dispositions applicables pendant la Période de Stabilisation*

La trésorerie disponible pour le service de la dette, déduction faite des sommes dues au titre des Paiements Seniors, doit être affectée au paiement des intérêts dans l'ordre de priorité indiqué ci-dessous :

(1) intérêts dus sur la Dette Junior sous réserve des modalités d'affectation entre les différentes tranches de cette dette décrites au paragraphe 1.2.1 ci-dessus ;

(2) intérêts dus sur les tirages effectués au titre du Crédit à Taux Révisable ; et

(3) intérêts dus sur les ORU.

Sous réserve des dispositions régissant les plafonds périodiques et cumulés décrits dans le paragraphe 1.7.1 (3) ci-dessus, toute différence entre, d'une part, les intérêts dus au titre de la Dette Junior, le Crédit à Taux Révisable, les ORU et, d'autre part, les intérêts effectivement payés en numéraire, doit être payée par tirage sur le Crédit de Stabilisation, ou, dans le cas des ORU, par différé d'intérêt et émission subséquente d'Obligations de Stabilisation.

Tout excédent de trésorerie existant après le paiement des intérêts dus au titre des (1) à (3) ci-dessus doit être utilisé en premier lieu au remboursement par anticipation du Crédit de Stabilisation, en second lieu sur une base prorata au paiement des intérêts antérieurement différés au titre des ORU, et au remboursement, anticipé des Obligations de Stabilisation et, en troisième lieu, être affecté à un compte de réserves créé pour le paiement des intérêts dus au titre de la Dette Junior, du Crédit à Taux Révisable et des Instruments au titre des futures périodes.

(c) *Dispositions applicables après la Période de Stabilisation*

Tout excédent de trésorerie cumulé existant au dernier jour de la Période de Stabilisation doit être affecté à des remboursements anticipés dans l'ordre prévu au paragraphe 7.4.1 ci-dessous.

Par la suite, Eurotunnel n'aura aucune obligation d'affecter l'excédent de trésorerie au remboursement anticipé de la dette ; toutefois, aucun dividende ne pourra être payé si le tableau d'amortissement cible de la Dette Junior n'est pas respecté. En tout état de cause, si Eurotunnel décide de rembourser par anticipation sa dette, ce remboursement devra être effectué dans l'ordre prévu dans le paragraphe 7.4 ci-dessous. Eurotunnel a également la faculté de procéder à des rachats sur le marché d'Instruments de Dette, sous réserve des dispositions prévues dans le paragraphe 7.5 ci-dessous.

7.3.3 Paiements effectués avec le produit de l'exercice des bons

Tous les produits résultant de l'exercice des Bons 2001 et des Bons 2003 non affectés au remboursement anticipé des ORU, doivent être affectés au remboursement anticipé des tirages effectués au titre de la Convention de Crédit Senior, de la Convention de Crédit et/ou des montants du principal restant dus au titre des Instruments de Dette et/ou à des rachats sur le marché dans les conditions définies dans le paragraphe 7.5 ci-dessous.

7.3.4 Paiements effectués avec les Nouveaux Fonds

Les Nouveaux Fonds comprennent (i) le produit net en numéraire généré par les dommages et intérêts et des sommes alloués dans le cadre de litiges, de demandes, et de réclamation contre les gouvernements français et britannique, les Chemins de Fer, TML ou ses sous-traitants, (ii) les produits de nouvelles émissions de titres donnant accès au capital (autres que les Bons 2001 et les Bons 2003) ; ou (iii) le produit net d'opérations financières sans recours, des opérations de crédit-bail ou de l'utilisation de déficits fiscaux.

Les Nouveaux Fonds résultant du règlement des litiges mentionnés au paragraphe 7.3.4 (i) ci-dessus doivent être affectés au remboursement par anticipation des tirages effectués dans le cadre de la Convention de Crédit Senior, de la Convention de Crédit et/ou des autres montants dus au titre des autres Instruments de Dette et/ou à leur rachat sur le marché dans les conditions définies dans le paragraphe 7.5 ci-dessous.

Eurotunnel n'est cependant pas obligé d'affecter les Nouveaux Fonds constitués des produits des émissions de titres donnant accès au capital (autres que les Bons 2001 et 2003) mentionnés au paragraphe 7.3.4 (ii) ci-dessus au remboursement par anticipation des tirages effectués au titre de la Convention de Crédit Senior, de la Convention de Crédit et/ou des montants en principal restant dus au titre des Instruments de Dette.

Toutefois, Eurotunnel pourra décider d'affecter le produit de nouvelles émissions de titres donnant accès au capital au remboursement par anticipation des tirages effectués au titre de la Convention de Crédit Senior, de la Convention de Crédit et/ou des montants en principal restant dus au titre des Instruments de Dette et/ou à leur rachat sur le marché dans les conditions définies dans le paragraphe 7.5 ci-dessous.

Les Nouveaux Fonds comprenant les produits mentionnés au paragraphe 7.3.4 (iii) ci-dessus sont soumis au régime suivant :

(a) Les premiers €31 millions (£19 millions) de Nouveaux Fonds, à compter du 1er janvier 1999, doivent être affectés au remboursement par anticipation du montant en principal restant dû au titre du Crédit Quatrième Tranche (à moins que la BEI et/ou la CECA n'en conviennent autrement ou que le montant en principal au titre du Crédit Quatrième Tranche ait été intégralement remboursé) auquel cas il sera appliqué l'ordre mentionné au paragraphe (d) ci-dessous ;

(b) Les seconds €31 millions (£19 millions) de Nouveaux Fonds, à compter du 1er janvier 1999 doivent être affectés à des rachats sur le marché et, dans la mesure où ils ne le seraient pas, au remboursement par anticipation du montant en principal restant dû au titre de la Convention de Crédit Senior, de la Convention de Crédit et/ou des autres Instruments de Dette.

(c) Au delà des deux tranches de €31 millions (£19 millions) ci-dessus, les Nouveaux Fonds seront affectés (i) à hauteur de 50% au remboursement des sommes visées dans le paragraphe (a) ci-dessus et (ii) pour les 50% restants au remboursement des sommes visées dans le paragraphe (b) ci-dessus ;

(d) Une fois le montant en principal du Crédit Quatrième Tranche intégralement remboursé (ou si la BEI et/ou la CECA acceptent de ne pas être remboursées par anticipation comme visé au paragraphe (a) ci-dessus), les Nouveaux Fonds qui auraient du être affectés aux fins visées aux paragraphes (a) ou (c) (i) ci-dessus seront alloués comme prévu ci-dessous :

  (i) à concurrence de 25% au rachat sur le marché et/ou remboursement par anticipation de la Tranche 1 de la Dette Junior ;

  (ii) à concurrence de 25% au rachat sur le marché et/ou remboursement par anticipation de la Tranche 2 de la Dette Junior ;

  (iii) à concurrence de 50% au rachat sur le marché et/ou au remboursement par anticipation de la Tranche 3 de la Dette Junior.

Les Emprunteurs, la BEI et la CECA ont conclu un contrat en juin 2001 concernant l'affectation de Nouveaux Fonds composés de la trésorerie nette provenant de l'utilisation des pertes fiscales, qui , à défaut d'un tel accord, aurait été affecté au remboursement anticipé du montant en principal restant dû au titre du Crédit Quatrième Tranche. Conformément à ce contrat, 70% de ces Nouveaux Fonds pourront être affectés au rachat des participations dans la Dette Junior détenues par la BEI et la CECA, étant précisé que l'affectation des Nouveaux Fonds sera déterminée en fonction d'un modèle financier dans des limites pré-définies. A ce jour, €7,4 millions (£4,5 millions) ont été affectés à BEI et à CECA et €3,1 millions (£1,9 million) à des rachats sur le marché tel que décrit en (d) ci-dessus.

7.3.5 Produits de refinancement

L'Accord entre les Prêteurs définit l'ordre dans lequel Eurotunnel peut refinancer sa dette. Les crédits ne pourront pas être refinancés à l'aide de dettes prenant un meilleur rang que ceux-ci, ce qui, par exemple, exclut le refinancement de la Dette Junior avec de la Dette Senior et les produits de refinancement devront être affectés selon l'ordre précisé au paragraphe 7.4.2 ci-dessous.

7.4 Ordre de remboursement anticipé

7.4.1 Ordre de remboursement (en l'absence de refinancement)

L'ordre selon lequel les fonds dont dispose Eurotunnel seront affectés au remboursement anticipé de la dette, y compris les fonds disponibles dans les conditions visées dans le paragraphe 7.3.2(c) ci-dessus (et à l'exception des Nouveaux Fonds, des produits d'exercice des bons, du refinancement de la dette et de tout autre fond décrit au paragraphe 7.3.2(b) ci-dessus), est le suivant :

(a) le principal restant dû au titre du Crédit Quatrième Tranche ;

(b) le principal restant dû au titre du Crédit Dette Junior (Tranche 1, puis Tranche 2 puis Tranche 3) ;

(c) le principal restant dû au titre du Crédit de Stabilisation ;

(d) les Obligations de Stabilisation.

Pendant la Période de Stabilisation, les dettes visées aux (c) et (d) prendront rang dans cet ordre devant la dette visée au (b). Les tirages au titre de la Dette Senior et du Crédit à Taux Révisable ainsi que les Obligations à Taux Révisable ne pourront être remboursées par anticipation au moyen de l'un de ces fonds tant qu'une des dettes citées ci-dessus restera due.

7.4.2 Ordre d'affectation des produits de refinancement

L'ordre selon lequel les produits issus du refinancement de la dette seront affectés au remboursement anticipé de la dette, est précisé ci-dessous. Les montants doivent être affectés au remboursement, au prorata, de dettes issues de la même catégorie :

(a) (après la date mentionnée au paragraphe 7.6.1 ci-dessous), le principal restant dû au titre de la Dette Senior ;

(b) le principal restant dû au titre du Crédit Quatrième Tranche ;

(c) le principal restant dû au titre du Crédit Dette Junior ;

(d) le principal restant dû au titre du Crédit de Stabilisation ;

(e) les Obligations de Stabilisation.

Pendant la Période de Stabilisation, les dettes visées aux (d) et (e) prendront rang dans cet ordre devant la dette visée au (c). La Dette Senior (avant la date visée au paragraphe 7.6.1 ci-dessous), les tirages au titre du Crédit à Taux Révisable et les Obligations à Taux Révisable ne pourront être remboursés par anticipation dans le cadre d'un refinancement de la dette tant qu'une des dettes citée ci-dessus restera exigible.

7.5 Rachat sur le marché

Eurotunnel pourra effectuer des rachats sur le marché de dettes au titres des Convention de Crédit, Convention de Crédit Senior et Instruments de Dette (sauf les ORU, mais en ce compris les Droits aux Intérêts Différés) uniquement avec les Nouveaux Fonds et une partie du produit de l'exercice des bons mentionné au paragraphe 7.3.3. et seulement dans la mesure prévue ci-dessus. En ce qui concerne les Instruments de Dette, la restriction ne s'applique aux Nouveaux Fonds que pendant la Période de Stabilisation. Tous les dettes et instruments, ainsi rachetés par ou pour le compte d'Eurotunnel devront être annulés.

7.6 Refinancement

7.6.1 Refinancement de la Dette Senior

La Dette Senior pourra être refinancée après le 15 juin 2002 (ou à toute autre date antérieure convenue entre Eurotunnel et les Prêteurs Senior) avec une dette de rang égal, sous réserve d'un vote positif d'un groupe limité de Banques, à la condition toutefois notamment, que les prêteurs refinançant la Dette Senior ne soient titulaires que de droits passifs et que les Banques ne subissent aucun préjudice économique.

Le refinancement sous d'autres conditions n'est possible qu'avec l'accord d'un groupe plus large de Banques.

7.6.2 Rang de la Dette Junior

Le refinancement du Crédit Quatrième Tranche, du Crédit Dette Junior, du Crédit à Taux Révisable, du Crédit de Stabilisation, des Obligations à Taux Révisable et des Obligations de Stabilisation, ne peut avoir lieu qu'au moyen de crédits ayant un rang n'excédant pas celui de la dette refinancée et sous réserve de l'accord d'un groupe limité de Banques pour autant que, notamment :

(a) les créanciers de la dette permettant le refinancement n'acquièrent pas le droit de vote parmi les Prêteurs ; et que

(b) l'accord ne crée pas de préjudice économique au détriment des Banques.

Le refinancement sous d'autres conditions n'est possible qu'avec l'accord d'un groupe plus large de Banques.

7.6.3 Emprunts complémentaires

Des emprunts complémentaires peuvent être souscrits pour autant que, notamment :

(a) les emprunts complémentaires soient, en termes de sûretés, subordonnés à l'intégralité de la Dette Junior, du Crédit à Taux Révisable et du Crédit de Stabilisation ;

(b) un test de couverture du service de la dette soit satisfait ;

(c) la date prévue du premier remboursement au titre de ces emprunts ne soit pas antérieure à la date de maturité finale de la troisième tranche de la Dette Junior ou, si le Crédit de Stabilisation n'est pas converti en Obligations de Stabilisation tel que décrit au paragraphe 2.4.3 ci-dessus, à la date d'amortissement du Crédit de Stabilisation ; et

(d) les produits de ces emprunts complémentaires soient utilisés en totalité au remboursement par anticipation ou à des achats sur le marché des Obligations Participantes.

D'autres emprunts additionnels sous d'autres conditions ne sont possibles qu'avec l'accord d'un groupe plus large de Banques.

7.6.4 Lignes de crédit accessoires

L'Accord entre les Prêteurs permet par ailleurs à Eurotunnel de disposer d'autres crédits complémentaires pour les besoins de ses opérations commerciales.

7.6.5 Crédit-bail

L'Accord entre les Prêteurs permet aux membres de l'*Owning Group* de prendre en crédit-bail jusqu'à €822 millions (£500 millions) d'équipements (les biens immobilisés ayant une valeur de marché unitaire inférieure à €164 300 (£100 000) n'étant pas pris en compte pour le calcul de ce montant) sans qu'il soit nécessaire de recueillir le vote des Prêteurs, sous réserve que certaines conditions soient remplies.

8. Conventions de Crédit Senior

8.1 Généralités

La dette due au titre de la précédente convention de crédit senior initiale a été refinancée le 1er février 1999. Les caractéristiques de la Dette Senior sont précisées dans les Conventions de Crédit Senior.

8.2 Caractéristiques de la Conventions de Crédit Senior

8.2.1 Structure, montant et devises

Au 30 avril 2002, la Dette Senior s'élevait à £140 000 000 et à €141 348 823. La Dette Senior est constituée de prêts à durée déterminée libellés en euros et en livres sterling. Des tirages en euros et en livres sterling ont été effectués au titre de la Convention de Crédit Senior Internationale. Des tirages libellés en euros ont été effectués au titre de la Convention de Crédit Senior Française. La Convention de Crédit Senior Internationale et la Convention de Crédit Senior Française ont substantiellement toutes les mêmes caractéristiques, sous réserve des dispositions relatives aux intérêts y afférents.

8.2.2 Intérêts et intérêts dus en cas de défauts de paiement

La Dette Senior porte intérêt au taux de référence applicable majoré de 1% et auquel s'ajoutent, en cas de tirages à taux variable, les coûts générés par ceux-ci.

€48 354 923 de Dette Senior portent intérêt à taux fixe au taux moyen de 8,45%.

L'intérêt dû en cas de défaut, égal au taux d'intérêt normal majoré de 1% par an, sera appliqué sur les sommes restant impayées.

8.2.3 Remboursement et remboursement anticipé

La Dette Senior est remboursable conformément à un tableau d'amortissement commençant en juin 2002 et dont la maturité finale est fixée en décembre 2005. Le remboursement anticipé partiel ou total de la Dette Senior est possible sans déclencher le remboursement anticipé ou des pénalités.

8.2.4 Engagements et cas de défauts de paiement

La Convention de Crédit Senior comprend les déclarations et garanties d'usage dans le cadre de prêts de cette nature et inclue les mêmes engagements et cas de défaut que ceux prévus dans la Convention de Crédit. Si un cas de défaut survient, les Prêteurs Seniors peuvent, à moins qu'ils n'y renoncent et sous

réserve du déclenchement d'une période de suspension du paiement des intérêts ("*Standstill*") aux termes de l'Accord entre les Prêteurs, demander le remboursement anticipé de leurs créances, faire jouer les sûretés et garanties dont ils bénéficient, ou demander la mise en œuvre de la substitution (telle que décrite au paragraphe 9 ci-dessous).

9. Structure des sûretés et garanties

Les Prêteurs bénéficient de garanties de chacun des membres de l'*Owning Group,* ainsi que des sûretés françaises et anglaises sur les actifs d'Eurotunnel en France et en Angleterre. Par ailleurs, le bénéfice de ces garanties, ainsi que le bénéfice des sûretés anglaises s'appliquent aux Instruments de Dette, sous réserve que ces sûretés ne grèvent pas les actifs situés en France et que les Instruments de Dette ne bénéficieront plus de ces sûretés et garanties lorsque la dette au titre des Conventions de Crédit Senior ainsi que, de la Convention de Crédit (ou de leur refinancement assorti de sûretés) aura été intégralement remboursée.

Ces sûretés portent sur l'intégralité des actifs d'Eurotunnel, y compris le bénéfice de la Concession ainsi que les autres principaux contrats relatifs au Système et les actions des filiales et sociétés contrôlées par ESA et EPLC, mais ne s'appliquent pas aux actifs appartenant à des sociétés ne faisant pas partie de l'*Owning Group*. Ces sûretés permettent aux Prêteurs (en ce compris par déchéance du terme faisant suite à un cas de défaut), s'il survient un cas de défaut et que le remboursement de leur dette devient exigible, d'entreprendre une action visant à l'ouverture d'une procédure collective et à la saisie des actifs d'Eurotunnel et, sous réserve des restrictions imposées par les gouvernements français et britannique, de vendre les actifs d'Eurotunnel autres que le bénéfice de la Concession. En plus de ces sûretés, les Prêteurs détiennent aussi certains droits du fait même de la Concession, dont notamment : un droit de substitution exerçable par l'intermédiaire de sociétés contrôlées par les Prêteurs, d'obtenir le bénéfice de la Concession s'il survient certains cas de défaut, assumant ainsi la direction du Système et leur permettant d'affecter des revenus au règlement des sommes qui leur sont dues.

Structure Future de la Dette

Les paragraphes ci-dessous décrivent les modalités de structuration de la dette d'Eurotunnel à l'issue de l'Opération. Dans l'hypothèse où celle-ci ne serait pas réalisée, la structure de la dette d'Eurotunnel resterait telle que décrite dans les paragraphes 1 à 9 ci-dessus.

10. La Convention de Crédit

10.1 Généralités

La Convention de Crédit continuera à définir les caractéristiques du Crédit Dette Junior, du Crédit à Taux Révisable, du Crédit de Stabilisation, ainsi que du Crédit Quatrième Tranche.

10.2 Caractéristiques du Crédit Dette Junior

10.2.1 Structure, montant et devises

La Dette Junior restera un prêt à durée déterminée, libellé en euros et en livres sterling et amortissable par tranches.

La Dette Junior restera subdivisée en trois tranches correspondant aux droits différents des créanciers sur la trésorerie affectée à la Dette Junior aux termes de l'Accord entre les Prêteurs. La Tranche 1 continuera à bénéficier par rapport aux Tranches 2 et 3 d'un droit de priorité quant au paiement des intérêts en numéraire, la Tranche 2 bénéficiant quant à elle d'un droit de priorité au paiement des intérêts en numéraire par rapport à la Tranche 3. De même, l'échéancier de remboursement du principal (voir le paragraphe 10.2.3 ci-dessous) restera structuré de façon à ce que la Tranche 1 soit remboursée avant la Tranche 2, et la Tranche 2 avant la Tranche 3.

Dans le cadre de l'Opération, Eurotunnel entend refinancer une partie (€543 millions)* des participations au titre de la Tranche 1 de la Dette Junior existante. Sur ces €543 millions, €33 millions seront affectés au remboursement anticipé de la Tranche 1 de la Dette Junior détenue par FLF et le solde de €510 millions sera affecté au remboursement anticipé de la Tranche 1 de la Dette Junior détenue par les autres prêteurs, au prorata de leurs détentions. Ce remboursement anticipé partiel des participations au titre de la Tranche 1 de la Dette Junior existante sera effectué par prélèvement sur le produit de deux nouveaux emprunts libellés en euros et en livres sterling (l'"Emprunt Tranche 1A"). L'Emprunt Tranche 1A est décrit de façon plus détaillée au paragraphe 11 ci-dessous.

10.2.2 Intérêts et intérêts dus en cas de défaut

Les intérêts et intérêts dus en cas de défaut continueront à courir au titre de la Dette Junior, ainsi qu'il est indiqué au paragraphe 1.2.2 ci-dessus.

10.2.3 Remboursement

Le tableau d'amortissement minimum continuera à être applicable aux montants restant dus au titre de la Dette Junior après mise en œuvre de l'Opération, et son non-respect continuera à constituer un cas de défaut. Cependant, la dette résultant de l'Emprunt Tranche 1A ne sera pas prise en compte pour le calcul des montants à rembourser. Il en résulte que les paiements effectués à chaque date de remboursement au titre de la Dette Junior restante seront d'un montant inférieur (même pourcentage d'un montant principal moins élevé).

Les modalités de mise en œuvre du tableau d'amortissement "cible" seront modifiées dans le cadre de l'Opération. Ainsi qu'il est indiqué au paragraphe 1.2.3 ci-dessus, le non-respect du tableau d'amortissement "cible" ne constituera pas un cas de défaut, les distributions de dividendes étant toutefois subordonnées au respect du tableau d'amortissement "cible" et à d'autres conditions stipulées par les parties. Les contraintes en matière de dividendes qui s'appliqueront à compter de la mise en œuvre de l'Opération sont décrites au paragraphe 10.7.2 ci-dessous.

10.2.4 Remboursement anticipé

Sous réserve des dispositions figurant dans l'Accord entre les Prêteurs, la Dette Junior continuera à pouvoir faire l'objet, à tout moment et sans pénalité, d'un remboursement anticipé en tout ou partie. En cas de remboursement anticipé partiel, les échéances de remboursement de la Dette Junior seront réduites au prorata du montant remboursé par anticipation.

Dans le cadre de l'Opération, FLF prendra l'engagement de renoncer à son droit de recevoir des remboursements anticipés de la Dette Junior qu'elle détient jusqu'à (mais non compris) la date de paiement d'intérêts située en février 2009 relatifs aux obligations émises lors de la restructuration en 2001 de la Dette Junior, dans des circonstances déterminées, autres que les remboursements anticipés en totalité ou effectués au moyen du produit d'un refinancement.

10.3 Caractéristiques du Crédit à Taux Révisable

10.3.1 Structure, montant et devise

Le Crédit à Taux Révisable restera un prêt à durée déterminée, libellé en euros et livres sterling et constituant une tranche de la Convention de Crédit. Le montant du Crédit à Taux Révisable sera réduit en fonction du niveau d'acceptation de l'Offre de Rachat.

10.3.2 Intérêts

Les intérêts et intérêts dus en cas de défaut continueront à courir sur les tirages au titre du Crédit à Taux Révisable ainsi qu'il est indiqué au paragraphe 1.3.2 ci-dessus.

10.3.3 Remboursement, remboursement anticipé et conversion

Les dispositions relatives au remboursement et au remboursement anticipé des tirages au titre du Crédit à Taux Révisable continueront à être telles que définies au paragraphe 1.3.3 ci-dessus.

Les dispositions relatives à la conversion des tirages au titre du Crédit à Taux Révisable en Obligations à Taux Révisable seront amendées dans le cadre de l'Opération. Sauf modification de la date de conversion les tirages au titre du Crédit à Taux Révisable devront être convertis en Obligations à Taux Révisables dans un délai de 90 jours à compter de la fin de la Période de Stabilisation.

* Au taux de change de £1 = €1,619009.

10.4 Caractéristiques du Crédit de Stabilisation

10.4.1 Structure, montant et devises

Le Crédit de Stabilisation continuera à être un crédit à durée déterminée, amortissable par tranches, libellé en euros et en livres sterling. Les tirages effectués à l'heure actuelle seront réduits en fonction du niveau d'acceptation de l'Offre de Rachat. A l'issue de l'Opération, ce crédit pourra être utilisé par Eurotunnel, dans les limites visées au paragraphe 10.7.2 ci-dessous, y compris afin de différer les intérêts sur les ORU.

Le Crédit de Stabilisation pourra être utilisé dans des circonstances identiques à celles décrites au paragraphe 1.4.1, étant précisé toutefois qu'il ne sera plus possible de l'utiliser pour régler des intérêts dus sur la Tranche 1 de la Dette Junior ou au titre de l'Emprunt Tranche 1A.

10.4.2 Intérêts

Les intérêts et intérêts dus en cas de défaut continueront à courir sur les tirages du Crédit de Stabilisation ainsi qu'il est indiqué au paragraphe 1.4.2 ci-dessous.

10.4.3 Remboursement, remboursement anticipé en numéraire et conversion

Les tirages au titre du Crédit de Stabilisation demeureront amortissables, selon un tableau de remboursement courant 2018 et 2026, sauf hypothèse de remboursement anticipé en numéraire ou en Unités ou de conversion contre des Obligations de Stabilisation.

Au cours de la Période de Stabilisation, les Emprunteurs continueront à devoir rembourser en tout ou partie, par anticipation et en numéraire, à hauteur de la trésorerie disponible, les tirages au titre des Crédits de Stabilisation. Cependant, dans le cadre de l'Opération, les dispositions relatives à la trésorerie disponible seront amendées de telle façon que certains montants qui auraient été affectés chaque année au remboursement anticipé des tirages effectués au titre des Crédits de Stabilisation soient, à la place, affectés au remboursement anticipé et/ou au rachat sur le marché de tirages au titre de la Dette Junior, dans les conditions décrites au 17.3.2(b)(3) ci-dessous.

Les conditions régissant les Obligations de Stabilisation sont décrites au paragraphe 13 ci-dessous.

10.4.4 Remboursement en Unités

Le remboursement anticipé du Crédit de Stabilisation sous forme d'Unités restera soumis aux dispositions décrites au paragraphe 1.4.4 ci-dessus.

10.5 Caractéristiques du Crédit Quatrième Tranche

Le Crédit Quatrième Tranche continuera à se composer de deux tranches, avancées respectivement par la BEI et la CECA. Les conditions de la Tranche BEI et de la tranche CECA continueront à être telles que définies aux paragraphes 1.5.2 et 1.5.3 ci-dessus.

10.6 Engagements

La Convention de Crédit continuera à comporter un certain nombre d'engagements en faveur des Banques, conditions usuelles pour des crédits bancaires de cette nature.

10.7 Cas de défaut

10.7.1 Généralités

La Convention de Crédit continuera de comporter un certain nombre de cas de défaut usuels pour des crédits bancaires de cette nature. Les conséquences d'un cas de défaut resteront celles décrites au paragraphe 1.7.1 ci-dessus.

Les cas de défaut visés au paragraphe 1.7 ci-dessus, continueront de s'appliquer sous réserve toutefois des amendements décrits ci-dessous :

(1) il sera mis fin aux engagements en matière de Trésorerie d'Exploitation et aux cas de défaut applicables pendant et après la Période de Stabilisation (tels que visés aux paragraphes 1.7.1(1) et 1.7.2(a) ci-dessus) ; et

(2) une nouvelle réduction sera appliquée aux plafonds périodiques applicables au montant en principal des tirages effectués au titre du Crédit de Stabilisation et des Obligations de Stabilisation émises et de l'intérêt différé sur les ORU. Ces nouveaux plafonds sont indiqués au tableau ci-dessous :

Période	Plafonds périodiques (€ m)	(£ m)	Plafonds Combinés (£m)	Plafonds Cumulés (€ m)	(£ m)	Plafonds Combinés (£ m)
1 février 2002 – 31 janvier 2003	84,5	61	115	1 182	866	—
1 février 2003 – 31 janvier 2004	59	42,5	80	1 290	945	—
1 février 2004 – 31 janvier 2005	—	—	100	—	—	1 850
1 février 2005 – 31 janvier 2006	—	—	60	—	—	1 850

Les plafonds indiqués au tableau ci-dessus peuvent être remplacés par ceux visés dans le second tableau du paragraphe 1.7.1(3) ci-dessus par un vote d'un groupe limité de Prêteurs.

10.7.2 Contraintes en matière de dividendes

A compter de la mise en œuvre de l'Opération, la distribution ou la décision de distribution d'un dividende par Eurotunnel constituera un cas de défaut, sauf à ce que :

(a) La Période de Stabilisation ait pris fin ;

(b) Il n'existe pas de cas de défaut ou cas de défaut potentiel auquel les Agents n'auraient pas renoncé ;

(c) Pour ce qui est de toute distribution ou décision de distribution de dividendes après la Fin de Période de Stabilisation, mais avant 1er janvier 2006, (si la Période de Stabilisation s'achève plus tôt), Eurotunnel ait atteint ou dépassé le profil actuel cible relatif à la Dette Junior ;

(d) Pour ce qui est de toute distribution ou décision de distribution de dividendes jusqu'à la fin de l'année 2006, Eurotunnel ait effectué tout paiement dû au titre du tableau d'amortissement cible en janvier 2006 pour toute distribution ou décision de distribution de dividendes au cours du premier semestre 2006 et, de plus, pour ce qui est de toute distribution ou décision de distribution de dividendes au cours du second semestre 2006, Eurotunnel ait effectué tout paiement au titre du tableau d'amortissement cible en juillet 2006 ;

(e) Pour ce qui est de toute distribution ou décision de distribution de dividende jusqu'à la fin de l'année 2009, (ou jusqu'à la date de remboursement intégral – y compris par voie de refinancement – de l'ensemble de la Dette Junior, si celle-ci est antérieure), Eurotunnel devra, après avoir mis le dividende en paiement et assuré l'ensemble du service de la dette due jusqu'à la date de distribution ou de mise en distribution du dividende, disposer d'une trésorerie résiduelle totale d'au moins €113 millions (soit £70 millions au taux de change de £1 = €1,62) ; et

(f) En 2010 ou lors de toute année ultérieure, FLF restera titulaire de titres de créance de la Dette Junior, Eurotunnel devra procéder à un remboursement complémentaire au titre de la Dette Junior à hauteur de 50% du dernier remboursement requis en vertu du tableau d'amortissement minimum ;

Eurotunnel est libre de décider de distribuer ou de décider de distribuer des dividendes sous réserve d'avoir satisfait à ces conditions et de disposer de bénéfices distribuables pour ce faire.

11. Les Conventions d'Emprunt Tranche 1A

11.1 Généralités

Les Conventions d'Emprunt Tranche 1A reprendront les conditions applicables aux Emprunts Tranche 1A, qui devront être mis en place dans le cadre de l'Opération. Compte tenu de la sûreté devant être accordée à Eurotunnel au titre des Conventions d'Emprunt Tranche 1A, les Emprunts Tranche 1A seront mis initialement à la disposition des Emprunteurs par Citibank International plc (le "Prêteur Initial"). Le Prêteur Initial transférera ses droits et obligations au titre des Conventions d'Emprunts Tranche 1A à FLF2, (une nouvelle entité de financement constituée spécialement à cet effet, régie par le droit néerlandais et qui n'est pas membre du Groupe Eurotunnel) aussitôt après l'octroi par le Prêteur Initial des prêts au titre des Conventions d'Emprunt Tranche 1A. FLF2 obtiendra les fonds nécessaires aux

acquisitions des Emprunts Tranche 1A du Prêteur Initial en procédant à l'émission d'obligations libellées en livres sterling et en euros sur les marchés de capitaux jusqu'à un maximum de €1 198 millions* (£740 millions).

Sous réserve de l'établissement d'une documentation satisfaisante et de la résolution des questions pendantes, certaines de ces obligations à concurrence d'un montant total en principal de €1 104 millions* (£620 millions) bénéficieront d'une garantie consentie par la société MBIA Assurance SA. Des obligations libellées en livres sterling à hauteur de €194 millions* (£120 millions) ne bénéficieront d'aucune garantie externe au Groupe Eurotunnel.

11.2 Caractéristiques de l'Emprunt Tranche 1A

11.2.1 Structure, montant et devise

Le montant total des Emprunts Tranche 1A ne pourra dépasser €1 198 millions* (£740 millions), et sera mis à la disposition des Emprunteurs par l'effet de deux nouveaux emprunts, l'un libellé en livres sterling et l'autre en euros chacun faisant l'objet d'une convention d'Emprunt Tranche 1A distincte. L'emprunt de Tranche 1A en livres sterling sera remboursé en deux annuités annuelles successives, l'emprunt de Tranche 1A en euros étant remboursé en une échéance unique.

Les Emprunts Tranche 1A auront rang égal avec celui de la Tranche 1 de la Dette Junior en ce qui concerne les droits à la trésorerie attribuée aux Emprunts de Tranche 1A en vertu de l'Accord entre les Prêteurs et bénéficieront d'un privilège de même rang que la Tranche 1 de la Dette Junior.

Les Conventions d'Emprunt Tranche 1A contiendront des engagements et cas de défaut identiques à ceux de la Convention de Crédit.

11.2.2 Intérêts

Tant pour l'emprunt de Tranche 1A en livres sterling que pour l'emprunt de Tranche 1A en euros, les intérêts seront calculés sur le base d'un taux fixe (dans le cas du prêt en euros, pour une période de 15 ans seulement) égal à la somme (i) du taux de swap retenu pour hypothèse considérée ; et (ii) d'une marge mixte fixée en fonction des taux d'intérêts applicables aux obligations concernées, qu'elles soient garanties ou dans le cas des obligations en livres sterling, qu'elles ne soient pas garanties. Le taux d'intérêt dû au titre de chaque emprunt Tranche 1A est destiné à assurer la couverture du coupon sur les obligations correspondantes émises par FLF2, ainsi que les frais récurrents connus, en ce compris les honoraires dus à MBIA au titre de sa garantie des obligations.

Pour ce qui est de l'emprunt de Tranche 1A en euros, l'intérêt exigible au terme de la première période de 15 ans sera à taux variable d'un montant égal au taux interbancaire applicable, majoré de la marge mixte visée ci-dessus ainsi que d'une nouvelle augmentation de la marge à concurrence d'un montant égal au taux d'intérêt initial applicable aux obligations en euros émises par FLF2.

11.2.3 Remboursement

L'emprunt de Tranche 1A en livres sterling devra être amorti en deux paiements égaux effectués en janvier 2027 et en janvier 2028. L'emprunt de Tranche 1A en euros devra être amorti en un seul paiement effectué en janvier 2026, avec un accroissement de la marge dans l'hypothèse où l'emprunt ne serait pas remboursé au terme d'une période de 15 ans (voir les paragraphes 11.2.2 ci-dessus).

Les Emprunteurs auront la faculté de procéder ensemble (en tout mais non en partie) au remboursement anticipé de l'emprunt de Tranche 1A libellé en livres sterling et de l'emprunt de Tranche 1A libellé en euros et ce à tout moment, sous réserve des dispositions de l'Accord entre les Prêteurs et sous réserve que les Emprunteurs indemnisent FLF2, notamment de toute prime due par FLF2 aux détenteurs d'obligations et à MBIA, relatif au remboursement anticipé des obligations en raison de tout remboursement anticipé des emprunts Tranche 1A.

De plus, les Emprunteurs auront la faculté de rembourser par anticipation (en tout mais non en partie) soit l'emprunt Tranche 1A libellé en sterling soit l'emprunt Tranche 1A libellé en euros si FLF2 a choisi de rembourser les obligations correspondantes émises par elle, en raison d'un événement fiscal défavorable.

---

* Au taux de change de £1 = €1,62.

Les Emprunteurs auront la faculté de rembourser, de manière anticipée, soit l'emprunt Tranche 1A libellé en sterling ou l'emprunt Tranche 1A libellé en euros (en tout mais non en partie) si FLF2 estime que la loi ne lui permet plus de conserver un encours de créance au titre de l'emprunt Tranche 1A (sous réserve de l'obligation qui lui incombe de prendre des mesures visant à remédier à cette situation).

12. Caractéristiques des Obligations à Taux Révisable

12.1 Emission des Obligations à Taux Révisable

Sauf hypothèse de remboursement anticipé du Crédit à Taux Révisable, les Obligations à Taux Révisable seront émises en remboursement de la dette existante au titre du Crédit à Taux Révisable, dans les conditions décrites au paragraphe 10.3.3 ci-dessus.

12.2 Intérêts et remboursement

La date de remboursement des Obligations à Taux Révisable restera fixée au 31 décembre 2050, sauf hypothèse de remboursement anticipé ou de rachat préalable sur le marché suivi d'une annulation. Les Obligations à Taux Révisable porteront intérêt selon les modalités décrites au paragraphe 2.2 ci-dessus.

13. Caractéristiques des Obligations de Stabilisation

Après la mise en œuvre de l'Opération, les caractéristiques des Obligations de Stabilisation resteront telles que décrites dans le paragraphe 3 ci-dessus.

14. Caractéristiques des Obligations Participantes

Après la mise en œuvre de l'Opération, les caractéristiques des Obligations Participantes resteront telles que décrites dans le paragraphe 4 ci-dessus.

15. Caractéristiques des ORU

Après la mise en œuvre de l'Opération, les caractéristiques des ORU resteront telles que décrites dans le paragraphe 5 ci-dessus.

16. Caractéristiques communes

Après la mise en œuvre de l'Opération, les caractéristiques communes resteront telles que décrites dans le paragraphe 6 ci-dessus.

17. L'Accord entre les Prêteurs

17.1 Généralités

L'Accord entre les Prêteurs continuera à régir les relations entre ces derniers. Par ailleurs, le représentant des titulaires des Instruments de Dette est partie à cet Accord et est lié par lui. Après la mise en œuvre de l'Opération, FLF2 sera également partie à l'Accord entre les Prêteurs en qualité de prêteur au titre de la Convention d'Emprunt Tranche 1A.

L'Accord entre les Prêteurs continuera à prévoir des dispositions relatives à la Période de Stabilisation, à l'utilisation de la trésorerie disponible pour le service de la dette, à l'utilisation du produit des Nouveaux Fonds (décrits au paragraphe 17.3.5. ci-après), aux crédits de refinancement et emprunts complémentaires.

17.2 Période de Stabilisation

La durée de la Période de Stabilisation ainsi que les conséquences de son expiration resteront telles que décrites au paragraphe 7.2 ci-dessus.

17.3 Modalités d'utilisation de la trésorerie

17.3.1 Généralités

Dans le cadre de l'Opération, des amendements seront apportés aux modalités prévues dans l'Accord entre les Prêteurs en ce qui concerne l'utilisation de la trésorerie disponible pour le paiement des intérêts et

du principal au titre du Crédit Dette Junior, du Crédit à Taux Révisable, du Crédit de Stabilisation et des autres Instruments de Dettes.

17.3.2 Paiements effectués avec la trésorerie

a. Introduction

Les paiements des intérêts et du principal au titre de la Conventions de Crédit Senior, du Crédit Quatrième Tranche et (dans chaque cas uniquement en ce qui concerne les intérêts) de la Tranche 1 de la Dette Junior et de l'Emprunt Tranche 1A doit être effectué en numéraire aux échéances prévues (ces paiements étant désignés ci-après les "**Paiements Senior**").

b. Dispositions applicables pendant la Période de Stabilisation

La trésorerie disponible pour le service de la dette, déduction faite des sommes dues au titre des Paiements Senior doit être affectée, au paiement des intérêts dans l'ordre de priorité indiqué ci-dessous :

(1) intérêts dus sur la Dette Junior (à l'exception de la Tranche 1) sous réserve des modalités d'affectation entre les différentes tranches de cette dette, décrites au paragraphe 10.2.1 ci-dessus ;

(2) intérêts dus sur les tirages effectués au titre du Crédit à Taux Révisable ;

(3) d'un montant pouvant atteindre un maximum de €162 millions* (£100 millions) au titre de chaque période de référence jusqu'à et y compris celle se terminant le 31 décembre 2003 et pouvant atteindre un maximum de €324 millions* (£200 millions) au titre de chacune des périodes de référence suivantes sera imputé en vue du remboursement anticipé et/ou du rachat sur le marché de la Dette Junior, à l'exclusion dans chaque cas de la Dette Junior détenue par FLF. FLF renoncera à ses droits à de tels remboursements anticipés (à l'exclusion des remboursements anticipés intégraux – voir le paragraphe 10.2.4 ci-dessus) et s'interdira également de céder les titres qu'il détient dans le cadre de tout rachat sur le marché ; et

(4) des intérêts dus au titre des ORU.

Sous réserve des dispositions régissant les plafonds périodiques et cumulés décrites au paragraphe 10.7.1(2) ci-dessus, toute différence entre, d'une part, les intérêt dus au titre de la Dette Junior (autre que la Tranche 1), le Crédit à Taux Révisable, les ORU et, d'autre part, les intérêts effectivement payés en numéraire pourra être réglé par tirage sur le Crédit de Stabilisation, ou, dans le cas des ORU, par différé l'intérêt et émission subséquente d'Obligations de Stabilisation.

Tout excédent de trésoterie existant après le paiement des intérêts dus au titre des (1) à (4) ci-dessus doit être utilisé en premier lieu au remboursement par anticipation du Crédit de Stabilisation, en second lieu, au prorata, au paiement des intérêts antérieurement différés au titre des ORU et au remboursement anticipé des Obligations de Stabilisation et, en troisième lieu, être affecté à un compte de réserve créé pour le paiement des intérêts dus au titre de la Dette Junior, du Crédit à Taux Révisable et des Instruments au titre des futures périodes.

c. Après la Période de Stabilisation

Après la Période de Stabilisation, le principal et les intérêts afférents à toutes les dettes d'Eurotunnel doivent être payés en numéraire aux dates d'échéance.

A compter de la mise en œuvre de l'Opération, Eurotunnel sera tenu de mettre en place un nouveau compte de réserve et de le créditer d'un montant de €73 millions* (£45 millions) au plus tard le dernier jour de la Période de Stabilisation. Le solde de ce compte de réserve sera disponible en vue du service de la Dette Junior ainsi que de la Tranche 1A (y compris les remboursements en principal prévus au tableau d'amortissement) et seront mis à la disposition de ces catégories de dette dans le respect des priorités définies aux contrats de sûreté. Tout surplus de numéraire existant au crédit du Compte de Réserve de Stabilisation à la fin de la Période de Stabilisation sera utilisé pour le financement initial du compte de réserve.

Eurotunnel sera, pour autant qu'il dispose des fonds nécessaires à cet effet, tenu d'effectuer des paiements complémentaires sur le compte de réserve dans la mesure nécessaire afin qu'il conserve un solde de €73 millions* (£45 millions), après service de l'ensemble de la dette nécessaire à cette date, y compris

* Au taux de change de £1 = €1,62.

tout coupon variable dû au titre des Obligations Participantes, et après qu'ait été autorisé un paiement relatif aux dépenses projetées dues à cette date et compte tenu d'un flottant de €41 millions* (£25 millions).

Le solde du compte sera libéré en faveur d'Eurotunnel lors du remboursement intégral des tirages au titre de la Tranche 3 de la Dette Junior ou de leur refinancement intégral au moyen de titres de créance bénéficiant d'une notation.

17.3.3 Paiements effectués avec le produit de l'exercice des Bons

Tout produit de l'exercice des Bons 2003 devra, dans la mesure où il n'est pas utilisé en vue du remboursement anticipé des ORU, être imputé en vue du remboursement anticipé des tirages au titre de la Convention de Crédit Senior, de la Convention de Crédit et/ou des montants en principal restant dus au titre des Instruments de Dette et/ou à leur rachat sur le marché, dans le respect des dispositions prévues au paragraphe 17.5 ci-dessous.

17.3.4 Paiements effectués avec les Nouveaux Fonds

Dans le cadre de l'Opération, Eurotunnel aura la possibilité d'imputer de Nouveaux Fonds comprenant les produits décrits au paragraphe 7.3.4(iii) ci-dessus antérieurement régis par les règles décrites au paragraphe 7.3.4 ci-dessus en vue de la réduction des dettes de son choix, que ce soit par voie de rachat sur le marché ou de remboursement anticipé, à condition toutefois que la BEI et la CECA conservent leurs droits actuels au titre du Crédit Quatrième Tranche. Cette mesure sera soumise à deux réserves : en premier lieu, la liberté accrue d'Eurotunnel au titre des Nouveaux Fonds ne trouvera à s'appliquer que si l'ensemble des paiements au titre du service de la Dette Junior (en ce compris, le cas échéant, les remboursements en principal en conformité avec le tableau d'amortissement minimum) et du Crédit Tranche 1A ont été dûment effectués en numéraire à la date d'amortissement immédiatement antérieure et en deuxième lieu, Eurotunnel ne sera pas autorisé à racheter ou à rembourser à titre anticipé au moyen des Nouveaux Fonds tout ou partie de la Dette Junior détenue par FLF, sauf dans le cas où ce remboursement anticipé serait effectué pour l'ensemble de la Dette Junior.

17.3.5 Produits du refinancement

La Convention entre les Prêteurs continuera à définir l'ordre dans lequel Eurotunnel pourra refinancer l'encours de sa dette. Les modalités d'approbation des refinancements seront amendées dans le cadre de l'Opération (voir le paragraphe 17.6 ci-dessous).

17.4 Ordre de remboursement anticipé

17.4.1 Ordre de remboursement anticipé (en l'absence de refinancement)

L'ordre selon lequel les fonds dont dispose Eurotunnel seront affectés au remboursement anticipé de la dette, (à l'exception des Nouveaux Fonds, des produits d'exercice des bons, du refinancement de la dette et de tout autre fond décrit au paragraphe 7.3.2(b) ci-dessus), sera amendé comme suit :

(a) montant principal restant dû au titre des Tranches 1, 2 et 3 du Crédit Dette Junior (autre que tout ou partie de cette dette détenue par FLF (à l'exception de ce qui peut être racheté ou remboursé par anticipation à partir du 1er février 2009 ou à la date du remboursement anticipé intégral de la Dette Junior)) ;

(b) montant principal restant dû au titre du Crédit de Stabilisation ;

(c) montant principal restant dû au titre des Obligations de Stabilisation.

La Dette Senior, le Crédit Quatrième Tranche, le Crédit de Tranche 1A, les tirages au titre du Crédit Taux Révisable et les Obligations à Taux Révisable ne peuvent faire l'objet d'un remboursement anticipé par prélèvement sur les produits d'un refinancement de la dette aussi longtemps que l'une des dettes ci-dessus reste due.

L'ordre de remboursement indiqué ci-dessus ne trouvera pas à s'appliquer au montant en numéraire dû par FLF à Eurotunnel dans le cadre du remboursement ou du remboursement anticipé de la Dette Junior detenue par FLF et suite au paiement et au désintéressement des créanciers de FLF. Eurotunnel sera en droit d'affecter ce numéraire d'abord en remboursement du tirage au titre de la Tranche 3 de la Dette Junior et ensuite en remboursement anticipé de la Dette Senior.

* Au taux de change de £1 = €1,62.

17.4.2 Ordre d'imputation des produits du refinancement

Les produits issus du refinancement de la dette seront affectés au remboursement anticipé de la dette suivant l'ordre indiqué ci-dessous. Les montants doivent être imputés au prorata des dettes refinancées de même catégorie :

(a) montant principal restant dû au titre de la Tranche 1 (autre que toute partie de cette dette détenue par FLF sauf en cas de remboursement anticipé total), de la Tranche 2 et de la Tranche 3 de la Dette Junior ;

(b) montant principal restant dû au titre de la Dette Senior

(c) montant principal restant dû au titre du Crédit Quatrième Tranche,

(d) montant principal restant dû au titre de la partie de la Tranche 1 de la Dette Junior détenue par FLF et de l'Emprunt de Tranche 1A,

(e) montant principal restant dû au titre du Crédit de Stabilisation ;

(f) montant principal restant dû au titre des Obligations de Stabilisation.

Les tirages au titre du Crédit à Taux Révisable et les Obligations à Taux Révisable ne peuvent faire l'objet d'un remboursement anticipé par prélèvement sur les produits d'un refinancement de la dette aussi longtemps que l'une des dettes ci-dessus reste due.

17.5 Rachats sur le marché

Une fois l'Opération mise en œuvre, Eurotunnel pourra effectuer des rachats sur le marché de dettes, à l'exception des ORU (mais y compris les droits aux intérêts différés) et à l'exception de la Dette Junior détenue par FLF pendant la Période de Stabilisation, à hauteur uniquement des Nouveaux Fonds et par prélèvement sur la partie du produit des bons visée au paragraphe 7.3.3 ci-dessus. Cependant, Eurotunnel disposera d'une plus grande liberté en matière d'imputation des Nouveaux Fonds ainsi qu'il est indiqué au paragraphe 17.3.4 ci-dessus. A l'issue de la Période de Stabilisation, la restriction en matière de rachats effectués sur le marché au moyen des Nouveaux Fonds et des produits des bons cessera de s'appliquer et Eurotunnel pourra affecter tout fond supplémentaire au rachat sur le marché de diverses catégories de dettes. Toutefois, Eurotunnel ne sera pas autorisé avant le 1er février 2009 à racheter sur le marché la Dette Junior détenue par FLF.

17.6 Refinancement

Dans le cadre de l'Opération, les procédures d'approbation des refinancements doivent être amendées de façon à prévoir que tout refinancement de toute dette reçoive l'approbation de la majorité requise des prêteurs, conformément à l'Accord entre les Prêteurs. En cas de refinancement de la Dette Senior, il sera également nécessaire d'obtenir l'approbation de la majorité requise au sein des Prêteurs Senior, sauf en cas de remboursement anticipé de l'ensemble de la Dette Senior restant due.

17.6.1 Possibilités complémentaires d'emprunt

Les dispositions visées au paragraphe 7.6.3 en matière de possibilités complémentaires d'emprunt continueront à s'appliquer à compter de la mise en œuvre de l'Opération, étant précisé que la souscription de ces emprunts devra faire l'objet de nouvelles approbations (sauf en ce qui concerne certains montants précis d'intérêts auxquels il sera possible de reconnaître une priorité) et que les titres de créance émis à ce titre seront également subordonnés à la Tranche 1A.

17.6.2 Crédits fournisseurs accessoires

Les crédits fournisseurs accessoires continueront à être autorisés.

17.6.3 Crédit-Bail

La Convention entre les Prêteurs continuera à autoriser les membres de l'*Owning Group* à consentir des contrats de crédit-bail d'équipement à concurrence de €810* millions (£500 millions) (les biens d'équipement ayant une valeur de marché n'excédant pas €162 000* (£100 000) ne sont pas pris en compte en vue du calcul de ce montant) sans obtenir un vote des Prêteurs, pour autant que certaines conditions soient réunies. A compter de la mise en œuvre de l'Opération, l'accord de FLF2 sera requis avant toute conclusion par Eurotunnel de nouveaux contrats de crédit-bail.

* Au taux de change de £1 = €1,62.

18. Conventions de Crédit Senior

Les Conventions de Crédit Senior resteront soumises aux conditions décrites au paragraphe 8 ci-dessus, étant précisé toutefois que dans le cadre de l'Opération, la période d'amortissement de la Dette Senior sera reportée de juin 2002 – décembre 2005 à juin 2009 – décembre 2012.

19. Structure des sûretés et garanties

La structure des garanties et des sûretés restera celle décrite au paragraphe 9 ci-dessus. FLF2, en sa qualité de prêteur ultime au titre de l'Emprunt Tranche 1A, se verra accorder des garanties et sûretés substantiellement similaires à celles accordées aux Prêteurs existants, en ce compris le bénéfice du droit de substitution.

AUTRES DETTES FINANCIERES

20. Sociétés de leasing

Eurotunnel a acheté un certain nombre de sociétés de leasing au Royaume-Uni. Ces sociétés ont des dettes garanties par des créances de leasing détenues par ces sociétés. Ces transactions ont permis à Eurotunnel de recevoir le bénéfice immédiat d'une partie de ses pertes fiscales de l'année en cours, par le transfert de ces pertes aux sociétés de leasing incluses dans le groupe fiscal d'Eurotunnel. Ces sociétés supportent un risque de crédit en tant que sociétés de leasing, mais ce risque ne peut être assumé par d'autres sociétés du Groupe Eurotunnel.

CHAPITRE VII

ASPECTS JURIDIQUES ET REGLEMENTAIRES

1. Le Traité et la Concession

Deux principaux textes juridiques régissent la construction et l'exploitation du Système (voir paragraphe 2 du Chapitre II), à savoir :

- Le Traité entre la France et le Royaume-Uni, signé le 12 février 1986 et ratifié le 29 juillet 1987, autorisant la construction et l'exploitation par des concessionnaires privés d'une liaison fixe trans-Manche (la "Liaison Fixe") ; et
- La Concession du 14 mars 1986, aux termes de laquelle les gouvernements français et britannique ont conféré à FM et CTG en qualité de concessionnaires, le droit et l'obligation d'assurer la conception, le financement, la construction et l'exploitation, pendant la durée de la concession, de la Liaison Fixe.

1.1 Le Traité

L'objet principal du Traité est d'autoriser la construction et l'exploitation par des sociétés privées concessionnaires d'une liaison fixe trans-Manche sans qu'il soit fait appel à des fonds gouvernementaux. Le Traité comporte également certaines autres dispositions concernant la Liaison Fixe telles que :

- La mise en place d'une Commission Intergouvernementale (la "CIG"), pour suivre au nom des deux gouvernements et par délégation de ceux-ci l'ensemble des questions liées à la construction et à l'exploitation de la Liaison Fixe. Chaque gouvernement désigne la moitié des membres de la CIG qui comporte au plus 16 membres ;
- La mise en place d'un comité de sécurité pour conseiller et assister la CIG sur toutes les questions liées à la sécurité de la construction et de l'exploitation de la Liaison Fixe ("le Comité de Sécurité"). Le Comité de Sécurité participe aussi à l'élaboration de tout règlement applicable à la sécurité de la Liaison Fixe et veille à la conformité de ces règlements avec les règles nationales ou internationales en vigueur. Chacun des gouvernements désigne la moitié des membres du Comité de Sécurité ;
- La constitution d'un tribunal arbitral pour régler les différends entre les gouvernements et les Concessionnaires relatifs à la Concession. Chacun des gouvernements nomme un arbitre, les deux arbitres désignant d'un commun accord un troisième arbitre ressortissant d'un Etat tiers qui préside le tribunal arbitral. Si les Concessionnaires sont parties au litige, ils ont le droit de désigner deux arbitres supplémentaires. Le tribunal arbitral décide à la majorité des voix ;
- L'imposition par les deux Etats des bénéfices et des revenus provenant de la construction ou de l'exploitation de la Liaison Fixe est réglée conformément à la législation des deux Etats, y compris toute Convention de non-double imposition et tendant à la prévention de l'évasion fiscale en vigueur entre les deux Etats et concernant les impôts directs, ainsi que tout Protocole y afférent ;
- Les deux Etats respectent le principe de non-discrimination en matière de taxes afférentes aux charges pesant sur les utilisateurs des modes directement concurrents de traversée de la Manche ;
- Les deux Etats ne prélèvent aucune taxe sur les transferts de fonds et les règlements financiers requis par la construction et l'exploitation de la Liaison Fixe soit entre les deux Etats, soit en provenance ou à destination des pays tiers autre que les taxes de droit commun appliquées aux paiements que ces transferts ou règlements représentent ; et
- Les gouvernements doivent coopérer dans un certain nombre de domaines, en ce compris les questions de défense, sûreté, contrôles de police, contrôles frontaliers, interprétation ou application du Traité ou de la Concession.

1.2 Le Contrat de Concession

Les principales obligations mises à la charge des Concessionnaires au titre de la Concession pendant sa durée sont les suivantes pendant la durée de la Concession :

- Assurer l'exploitation et l'entretien de la Liaison Fixe et mettre en œuvre tous les moyens nécessaires pour permettre la continuité et la fluidité de la circulation dans de bonnes conditions de sécurité et de commodité ;

- Respecter les lois et règlements en vigueur qui leur sont applicables en ce qui concerne l'exploitation du Système et notamment en matières douanière, d'immigration, de sûreté, de contrôles sanitaires et routiers ainsi que de services de secours ; et
- Assurer le financement du Système sans appel à des fonds gouvernementaux ou garanties gouvernementales de nature financière ou commerciale.

Aux termes de deux avenants en date respectivement des 29 juin 1994 et 29 mars 1999, dûment autorisés ou ratifiés par le Parlement français, la durée de la Concession a été prorogée d'abord de 55 à 65 ans, puis de 65 ans à 99 ans, pour prendre fin en 2086. Les Concessionnaires ont la faculté de résilier le Contrat de Concession à son soixante- cinquième anniversaire par préavis écrit donné aux Concédants au plus tard le 28 juillet 2051.

1.2.1 Tarifs et politique commerciale

- Les Concessionnaires peuvent librement fixer leurs tarifs. Les législations nationales relatives au contrôle des prix et des tarifs par les pouvoirs publics (à la différence des droits nationaux de la concurrence, voir ci-dessous) ne s'appliquent pas à la Liaison Fixe. Les Concessionnaires doivent réserver aux divers usagers un traitement sans discrimination, notamment en ce qui concerne leur nationalité ou le sens de circulation. Ils peuvent pratiquer une modulation des tarifs conforme à des pratiques commerciales normales. Les Concessionnaires publient leurs tarifs. Ils les notifient à la CIG, ainsi que toute modification qu'ils y apportent, au moins quinze jours avant leur entrée en vigueur. Ces dispositions ne font pas obstacle à l'application des règles nationales ou communautaires relatives à la concurrence et aux abus de position dominante.

1.2.2 Résiliation et Indemnités

- Chaque partie peut demander au tribunal arbitral, constitué en vertu du Traité, de prononcer la résiliation en cas de survenance de circonstances exceptionnelles, telles que de guerre, invasion, ou encore explosion nucléaire ou catastrophe naturelle. Dans pareil cas, aucune indemnisation n'est due en principe aux Concessionnaires, toutefois, les Concédants peuvent verser aux Concessionnaires une somme représentative des avantages financiers éventuels qu'ils pourraient retirer de cette résiliation ;
- Chacun des Concédants peut mettre fin à la Concession pour des motifs de défense nationale. Dans ce cas, les Concessionnaires peuvent prétendre à une indemnisation dans les conditions fixées au Traité. Le Traité indique que cette indemnisation sera régie par le droit de l'Etat concerné ;
- Chacun des Concédants peut résilier la Concession pour faute des Concessionnaires. Le Contrat de Concession définit la notion de faute comme un manquement d'une particulière gravité aux obligations nées de la Concession ou comme la cessation de l'exploitation de la Liaison Fixe. Les Concédants peuvent mettre en demeure les Concessionnaires en leur donnant un délai de 3 à 6 mois pour remédier au manquement. Cette mise en demeure est également notifiée aux Prêteurs. Si, dans ce délai, les Concessionnaires n'ont pas remédié aux griefs invoqués, les Concédants peuvent résilier la Concession, sous réserve de notifier préalablement aux Prêteurs d'avoir à mettre en oeuvre leur faculté de substitution (voir paragraphe 1.2.4 ci-dessous) ; et
- Toute résiliation de la Concession par les Concédants en dehors des cas susvisés, ouvre droit à une indemnité aux Concessionnaires. Cette indemnité répare l'ensemble du préjudice direct et certain réellement subi par les Concessionnaires et imputable aux Concédants, dans la limite de ce qui pouvait être raisonnablement estimé à la date de résiliation ce qui inclu le dommage subi et les pertes d'exploitation.

1.2.3 Pénalités

- Toute inexécution des obligations des Concessionnaires résultant de la Concession autorise les Concédants à leur imposer des pénalités, à l'exclusion de toute autre mesure au titre de cette Concession.

  Lorsqu'un tel manquement est relevé par la CIG, celle-ci en informe par écrit les Concessionnaires, en précisant la nature et l'objet de ce manquement. Après audition des Concessionnaires, la CIG peut les mettre en demeure de remédier au manquement invoqué dans un délai suffisant qui ne saurait être inférieur à trente jours.

Si, à l'issue de ce délai, les Concessionnaires n'ont pas remédié au manquement invoqué par la CIG, celle-ci peut leur imposer une pénalité sur la base d'un taux forfaitaire par jour d'inexécution compris entre dix mille et cent mille euros en valeur 1986.

1.2.4 Fiscalité et Partage des Bénéfices

- Les questions fiscales et douanières sont réglées par les Etats français et britannique conformément aux dispositions du Traité. S'il apparaît que des changements dans les législations fiscales ou douanières ont un effet discriminatoire sur la Liaison Fixe, le gouvernement concerné examinera cette question avec les Concessionnaires. Les Concessionnaires sont tenus d'acquitter l'ensemble des droits et taxes établis qui sont appliqués dans les conditions de droit commun des législations nationales ; et
- Pour la période comprise entre 2052 et 2086, Eurotunnel sera tenu de payer aux gouvernements une somme annuelle totale incluant toutes les formes d'impositions sur les sociétés, égale à 59% des bénéfices avant impôts.

La Concession prévoit que chacun des Concessionnaires a la faculté de transférer la Concession ou les droits qu'elle lui confère, avec l'accord des Concédants.

Les Prêteurs peuvent substituer aux Concessionnaires de nouvelles entités juridiques si : (i) Eurotunnel ne paie pas, dans un délai de grâce prévu, toute somme exigible aux termes des contrats financiers, (ii) les Concessionnaires n'ont pas à leur disposition et ne peuvent se procurer les ressources suffisantes pour financer les coûts prévisionnels de construction ou d'exploitation de la Liaison Fixe, ainsi que les coûts financiers y afférents, (iii) il apparaît que la date d'extinction totale de la créance des Prêteurs finançant la construction et l'exploitation de la Liaison Fixe doit être reportée de manière importante, ou (iv) en cas d'abandon de la Liaison Fixe, cessation de paiement, liquidation, exercice de sûreté par d'autres créanciers ou événements similaires.

Les litiges liés à l'application de la Concession doivent être soumis à un tribunal arbitral qui fera application des dispositions pertinentes du Traité et de la Concession. Il peut, s'il y a lieu, être fait application des règles de droit français ou de droit anglais, lorsque le recours à ces règles est commandé par l'exécution d'obligations spécifiques de droit français ou de droit anglais. Il peut, en outre, être fait application des principes pertinents de droit international et, si les parties en sont d'accord, du principe d'équité.

2. Convention d'Utilisation Ferroviaire

La Convention d'Utilisation Ferroviaire (la "Convention d'Utilisation") a été conclue le 29 juillet 1987 entre CTG, FM et les Chemins de Fer. Elle régit les relations entre Eurotunnel et les Chemins de Fer et définit les bases sur lesquelles les Chemins de Fer utiliseront le Système jusqu'à l'expiration de la durée de la Convention d'Utilisation en 2052.

La Convention d'Utilisation précise les conditions sur la base desquelles les Concessionnaires permettent aux trains des Chemins de Fer d'emprunter la Liaison Fixe à compter de la date d'entrée en vigueur et jusqu'en 2052, ainsi que les conditions auxquelles les Chemins de Fer fournissent certaines infrastructures ferroviaires.

En vertu de la Convention d'Utilisation, les Chemins de Fer sont autorisés à utiliser jusqu'à 50% de la capacité du Système pour chaque heure et dans chaque sens, et ce jusqu'en 2052.

L'utilisation du Tunnel par les Chemins de Fer est régie par la Convention d'Utilisation. En vertu de celle-ci, les Chemins de Fer sont tenus de payer à Eurotunnel des charges annuelles fixes ainsi que des charges variables en fonction du nombre de passagers voyageant sur Eurostar et du tonnage de fret transporté à travers le Tunnel. Les charges variables sont déterminées par l'intermédiaire d'une formule de péage, applicable pendant toute la durée du contrat, qui intègre l'inflation et les ajustements effectués en cas de dépassement de certains seuils de volume. Les Chemins de Fer doivent, jusqu'à la fin novembre 2006, procéder à des paiements complémentaires mensuels de façon à porter le chiffre d'affaires annuel d'Eurotunnel au titre de la Convention d'Utilisation (hors contribution aux charges d'exploitation) à un montant minimum garanti, la "Charge Minimale d'Utilisation". Par ailleurs, les Chemins de Fer doivent payer une contribution aux charges d'exploitation du Groupe.

Une majorité substantielle des revenus d'Eurotunnel provenant des Services Ferroviaires, qui étaient de €344 millions en 2001, est constituée des charges annuelles fixes et des charges variables mentionnées ci-dessus.

Les Chemins de Fer et Eurotunnel échangent régulièrement des informations en vue de l'établissement des prévisions de trafic. Aux termes de la Convention d'Utilisation, les Chemins de Fer fournissent chaque année à Eurotunnel des prévisions de trafic pour six ans. Aux termes de la Convention d'Utilisation, les prévisions de trafic devront avoir 50% de chance d'être dépassées.

Pour ce qui est des charges d'exploitation, la Convention d'Utilisation prévoit que les Chemins de Fer paieront aux Concessionnaires, pour chaque période de référence, le montant de l'estimation provisoire de la contribution des Chemins de Fer aux charges d'exploitation pour cette période. En cas d'accord, le montant dû sera égal au montant de l'estimation de la contribution des Chemins de Fer. En l'absence d'accord, ce montant sera déterminé sur la base d'une formule prévue dans la Convention d'Utilisation. Les paiements sont par la suite ajustés sur la base des charges d'exploitation réelles (voir le paragraphe 3.2, ci-dessous).

La Convention d'Utilisation est régie par le droit français.

Depuis sa conclusion, les Chemins de Fer et Eurotunnel ont entretenu des contacts réguliers grâce à des groupes de travail opérationnels, commerciaux et comptables, sous le contrôle d'un comité de pilotage composé de représentants des Chemins de Fer et d'Eurotunnel.

Dans le cadre de la privatisation des chemins de fer britanniques, BRB a conclu des "contrats miroirs" avec certaines entités, dont Railtrack plc., English Welsh & Scottish Railway et Eurostar UK Ltd., aux termes desquels BRB leur a délégué l'exécution de ses obligations envers Eurotunnel. Dans le cadre de l'accord avec les gouvernements en vue de l'extension de la Concession jusqu'en 2086, Eurotunnel a, afin d'assurer le développement des services de fret et de passagers, pris l'engagement de collaborer avec les entités auxquelles l'exécution des obligations a été déléguée. Nonobstant cette délégation, BRB reste responsable des engagements contractuels, notamment financiers, contractés au titre de la Convention d'Utilisation.

3. Litiges

3.1 Procédure pénale française

3.1.1 Historique des procédures

En octobre 1994, une plainte a été déposée en France pour des délits d'initié et de manipulation du cours des unités Eurotunnel qui auraient été commis à l'occasion de l'augmentation de capital intervenue en 1994. A la suite de cette plainte, une information pénale a été ouverte en France.

En août 1995, Eurotunnel s'est constitué partie civile dans le cadre de cette procédure. A ce titre, Eurotunnel bénéficie d'un certain nombre de droits dans le cadre de l'instruction pénale et, notamment celui de communiquer ses observations au juge d'instruction.

En avril 2000, le juge d'instruction a notifié à plusieurs personnes étrangères à Eurotunnel, leur mise en examen pour délit d'initié et, à un ancien administrateur, sa mise en examen pour avoir prétendument révélé des informations confidentielles à l'une de ces personnes.

D'autre part, plusieurs autres plaintes ont été déposées au cours du printemps et de l'automne 1997, pour délits d'abus de biens sociaux, de présentation et publication de faux bilans ainsi que, principalement dans le cadre de l'augmentation de capital à laquelle il est fait référence ci-dessus, pour la diffusion dans le public d'informations fausses ou trompeuses, ainsi que la publication de fausses informations en vue d'obtenir des souscriptions ou de recueillir des versements.

En avril 2000, le magistrat instructeur a notifié à quatre anciens administrateurs dirigeants et deux administrateurs dirigeants alors encore en fonction, leur mise en examen, tous ayant la qualité d'administrateur au moment où les faits reprochés se seraient produits, sur les infractions supposées suivantes :

- (pour l'ensemble d'entre eux) s'être rendu coupable du délit d'abus de biens sociaux (pour avoir perçu des rémunérations excessives eu égard à la situation financière d'Eurotunnel et, en ce qui concerne l'un de ces individus, sur le motif d'un paiement effectué au profit d'une société dans laquelle il était également administrateur) ; et

- (pour trois d'entre eux) avoir présenté en 1993 et 1994 des bilans faux ou trompeurs, avoir diffusé au cours de 1993 et 1994 des informations fausses ou trompeuses sur les perspectives d'Eurotunnel qui auraient été de nature à affecter le cours des unités.

Dans un communiqué de presse en date du 17 mai 2000, les Administrateurs non dirigeants du Conseil Commun d'Eurotunnel ont rejeté unanimement les accusations formulées à l'encontre des administrateurs et des anciens administrateurs mis en examen et leur ont réitéré leur entier soutien et leur confiance. Eurotunnel comprend que les administrateurs mis en examen, et qui ont tous cessé d'appartenir au Conseil Commun, se défendent avec vigueur contre les délits qui leur sont reprochés dans le cadre de cette instruction pénale.

3.1.2 Implications pour Eurotunnel

Eurotunnel n'a pas lui-même été mis en examen, et le droit pénal français ne permet pas qu'il le soit ultérieurement ou que la responsabilité pénale d'une des entités qui le composent soit recherchée pour l'un de ces délits. Il ne peut toutefois être exclu que des procédures de nature civile soient ultérieurement engagées contre Eurotunnel sur les faits ou actes visés par les mises en examen ci-dessus précisées.

3.2 Procédure avec les Chemins de Fer

Aux termes de la Convention d'Utilisation Ferroviaire, conclue entre les Chemins de Fer et CTG et FM, les Chemins de Fer sont tenus de prendre à leur charge, chaque année, une partie des charges d'exploitation du Groupe. Les détails relatifs aux calculs de cette contribution sont précisés dans la Convention d'Utilisation. Les Chemins de Fer ont entamé une procédure arbitrale, sous l'égide de la Chambre de Commerce Internationale, concernant le calcul de la contribution au titre des exercices clos les 31 décembre 1997 et 1998. Les conseils d'Eurotunnel l'ont informé qu'il existait des arguments solides pour contester le droit des Chemins de Fer d'entamer une procédure arbitrale, étant donné que certaines stipulations de la Convention d'Utilisation prévoient la nomination d'un tiers en cas de contestation sur le montant de la contribution. En outre, la mise en œuvre des stipulations prévoyant la nomination d'un tiers seraient, en ce qui concerne les contributions de 1997 et 1998, prescrites.

Les Chemins de Fer ont demandé la nomination d'un tiers, conformément aux clauses prévues dans la Convention d'Utilisation, pour les exercices clos les 31 décembre 1999 et 2000 : en ce qui concerne l'exercice clos au 31 décembre 2000, Eurotunnel estime que la demande des Chemins de Fer n'est pas acceptable car elle est forclose. Eurotunnel considère qu'il a appliqué strictement les dispositions de la Convention d'Utilisation relatives à la contribution des Chemins de Fer aux charges d'exploitation.

En février 2002, les Chemins de Fer ont unilatéralement réduit leur acompte provisionnel mensuel versé au titre de la contribution aux charges d'exploitation pour 2002, et ce d'un montant d'environ €22 millions. Eurotunnel a estimé que cette réduction constituait une violation des dispositions de la Convention d'Utilisation et a introduit une procédure en référé devant le Tribunal de Commerce de Paris. Le Tribunal, estimant qu'Eurotunnel n'avait pas démontré l'urgence de la situation, a invité les parties à recourir à l'arbitrage pour mettre fin à leur différend. Eurotunnel a ainsi entamé une procédure d'arbitrage sous l'égide de la Chambre de Commerce Internationale. Le 26 avril 2002, le tribunal arbitral a condamné les Chemins de Fer à payer à Eurotunnel la totalité de la contribution provisionnelle aux charges d'exploitation pour l'année 2002. Cette sentence rendue par le tribunal arbitral est définitive.

CHAPITRE VIII

INFORMATIONS COMPLEMENTAIRES

1. Identification des sociétés émettrices

1.1 ESA

1.1.1 Dénomination

Eurotunnel SA

1.1.2 Constitution – Législation – Forme – Durée

Société anonyme de droit français, constituée le 18 décembre 1985, régie par les dispositions du Code de Commerce et immatriculée au Registre du Commerce et des Sociétés sous le numéro RCS Paris B 334 192 408, Code APE 741J. La durée de la société est fixée à 99 années entières et consécutives expirant le 18 décembre 2084, sauf en cas de dissolution anticipée ou prorogation.

1.1.3 Siège social

140-144, boulevard Malesherbes, 75017 Paris

1.1.4 Objet social (article 2 des statuts)

La société a pour objet la prise de participation par voie d'achat, de souscription, d'apports ou d'échanges de droits sociaux, actions, parts d'intérêts ou autre, avec tout cocontractant français ou étranger, dans toute société ayant directement ou indirectement pour objet la réalisation de la construction et de l'exploitation d'une liaison fixe à travers la Manche entre la France et la Royaume-Uni, ainsi que de toutes autres liaisons fixes, et plus généralement, toutes opérations financières, commerciales, industrielles pouvant se rattacher à l'objet ci-dessus.

1.1.5 Exercice social

Du 1er janvier au 31 décembre de chaque année.

1.2 EPLC

1.2.1 Dénomination

Eurotunnel plc

1.2.2 Constitution – Législation – Forme – Durée

"*Public limited company*" constituée le 18 novembre 1985 conformément à la législation britannique sur les sociétés commerciales (*The Companies Act* de 1985) et immatriculée en Angleterre et au Pays de Galles sous le numéro 1960271. La société est constituée pour une durée illimitée.

1.2.3 Siège social

Cheriton Parc, Cheriton High Street, Folkestone, Kent CT19 4QS

1.2.4 Objet social (résumé de l'article 4 du Mémorandum of Association)

L'objet social principal de la société est :

- d'acquérir l'intégralité du capital émis de The Channel Tunnel Group Limited et d'agir à ce titre en qualité de société holding et de coordination ;
- d'entreprendre toutes activités de conception, de développement, de construction, de financement et d'exploitation de tunnels ou d'autres liaisons fixes de transport sous la Manche entre le Royaume-Uni et la France ainsi que toutes activités connexes.

1.2.5 Exercice social

Du 1er janvier au 31 décembre de chaque année.

1.2.6 Structure du Groupe

Eurotunnel SA et Eurotunnel plc sont les sociétés holding du Groupe Eurotunnel. Leurs actions, jumelées sous forme d'Unités (comprenant une action de chaque société) sont cotées sur les Premiers Marchés d'Euronext Paris SA, d'Euronext Bruxelles SA/NV et sur l'*Official List* du *London Stock Exchange*. France Manche SA et The Channel Tunnel Group Limited détiennent conjointement la Concession d'exploitation du Tunnel ; ces deux sociétés ont constitué une société en participation exerçant ses activités sous le nom d'Eurotunnel. France Manche SA et Eurotunnel Finance Limited sont, à ce jour, les filiales emprunteuses au titre des crédits bancaires. Eurotunnel Developments Limited est la filiale

responsable des activités de développement des biens immobiliers au Royaume-Uni qui ne sont pas affectés à l'exploitation du Système. Gamond Insurance Company Limited est une filiale entièrement contrôlée par The Channel Tunnel Group Limited, qui est enregistrée au registre du commerce à Guernesey et dont le seul objet consiste à fournir une assurance contre les actes terroristes à l'encontre du Groupe étant précisé que Gamond Insurance Company se réassure auprès de Pool Re. Eurotunnel Services GIE et Eurotunnel Services Limited sont chargés de la gestion du personnel employé par le Groupe Eurotunnel. Trois sociétés françaises (sociétés par actions simplifiées) dénommées Eurotunnel Participations 1, Eurotunnel Participations 2 et Europorte qui ont été créées par Eurotunnel SA et France Manche SA dans le cadre de certaines transactions financières qui avaient été proposées, n'ont pas débuté leurs activités à ce jour. Il en est de même pour Cheriton Resources 1 et Cheriton Resources 7. Cheriton Resources 2 et Cheriton Resources 6 sont des sociétés d'investissement. Cheriton Resources 3, Cheriton Resources 5, Cheriton Resources 10, Cheriton Leasing et Cheriton Resources 11 sont des sociétés de financement. Le Shuttle Holidays Limited était un tour-opérateur britannique qui a cessé son activité en 1998. La structure juridique de Groupe est présentée ci-dessous.

Structure du Groupe Eurotunnel :


EUROTUNNEL SA
EUROTUNNEL PLC
100%
Cheriton Resources 1 Ltd
Cheriton Resources 2 Ltd
Cheriton Resources 3 Ltd
Cheriton Resources 5 Ltd
Cheriton Resources 6 Ltd
Cheriton Resources 7 Ltd
99.96%
21%
79%
France Manche S.A.
Eurotunnel Finance Limited
The Channel Tunnel Group Limited
Eurotunnel Developments Limited
Cheriton Leasing Ltd
25%
75%
0.04%
Cheriton Resources 10 Ltd
Cheriton Resources 11 Ltd
Europorte SAS
Eurotunnel Services Limited
Le Shuttle Holidays Limited
Eurotunnel Participations 1 SAS
Eurotunnel Participations 2 SAS
Eurotunnel Trustees Limited
Gamond Insurance Company Limited
Orbital Park Limited
20%
10%
30%
Eurotunnel Services GIE

2. Capital social et titres donnant accès directement ou indirectement au capital social

2.1 Capital social d'Eurotunnel SA

Le capital social d'ESA* s'élève à €312 637 103,4, divisé en 2 084 247 356 actions de €0,15 de nominal chacune, entièrement libéré. Il n'existe qu'une seule catégorie d'actions.

Le conseil d'administration de ESA ne dispose à ce jour d'aucune délégation de pouvoir de l'assemblée générale des actionnaires ayant pour objet de procéder à une augmentation de capital à l'exception des délégations portant sur l'émission des actions de ESA relatives au remboursement des ORU et à l'exercice des Bons 2003 et des options de souscription d'Unités (voir paragraphe 2.4.1 du Chapitre VIII ci-après).

2.2 Capital social d'Eurotunnel plc

Le capital autorisé d'EPLC est de £55 874 167, divisé en 5 587 416 659 actions ordinaires de £0,01 de nominal chacune.

Le capital émis d'EPLC** s'élève à £20 842 479 divisé en 2 084 247 892 actions ordinaires de £0,01 de nominal chacune, entièrement libérées.

2.3 Unités et ADR

Les actions d'ESA et les actions d'EPLC sont admises jumelées sous la forme d'Unités sur le Premier Marché d'Euronext Paris SA, sur le Premier Marché d'Euronext Bruxelles SA/NV et sur l'*Official List* du *London Stock Exchange*. Ces Unités sont sous la forme nominative ou au porteur ; elles peuvent aussi être détenues sous forme "au porteur vif" hors de France.

De plus, il existe un programme "sponsorisé" d' "*American Depositary Receipt*" ("ADR") auprès de Citibank N.A. agissant en qualité de dépositaire. Chaque ADR représente deux Unités. Les ADR ne sont pas cotés aux Etats-Unis d'Amérique et ne sont négociés que sur le marché hors cote (OTC) de New-York.

2.4 Autres titres donnant accès directement ou indirectement au capital

2.4.1 Options de souscription

Les assemblées générales d'ESA et d'EPLC du 23 mai 1991 ont autorisé pour une durée de 5 ans l'attribution au bénéfice des dirigeants et des membres du personnel du Groupe, d'options de souscription d'Unités.

Le 6 mai 1999, les assemblées d'ESA et d'EPLC ont autorisé l'attribution d'options de souscription d'Unités, pour une durée de 5 ans, dans le cadre de nouveaux plans d'options français et britanniques et d'un plan d'épargne salariale réservé aux salariés des sociétés britanniques du Groupe.

Le prix d'exercice des options attribuées au titre des plans d'option de souscription français et britanniques, ne peut être inférieur au cours de l'Unité la veille du jour de l'attribution de l'option ou à la moyenne des cours cotés de l'Unité lors des 20 séances de bourse précédant le jour d'attribution. Le prix d'exercice des options attribuées dans le cadre du plan d'épargne salariale britannique ne peut être inférieur à 80% du cours de l'Unité la veille du jour de l'attribution de l'option ou à 80% de la moyenne des cours de l'Unité à l'ouverture des 20 séances du *London Stock Exchange* précédant la date d'attribution des options.

*au 31 décembre 2001 tel que figurant dans les statuts. Depuis le 31 décembre 2001, 536 Unités ont été émises par exercice des Bons 2003.

**à la date d'établissement du présent prospectus

Le montant total des options encore en vigueur au 1er mai 2002 au titre des anciens et nouveaux plans permet de souscrire à 44 916 110 Unités selon les conditions suivantes :

Date d'attribution	Unités restant à Souscrire	Prix d'exercice[1] €	£	
6 novembre 1992	358 373	3,10	2,40	06.11.1997 – 05.11.2002
13 juillet 1994	267 917	2,91	2,24	13.07.1998 – 12.07.2004
24 novembre 1994	47 601	2,56	2,05	24.11.1998 – 23.11.2004
11 avril 1995	403 848	2,23	1,81	11.04.1999 – 10.04.2005
18 juin 1999	7 789 265	1,46	0,95	18.06.2002 – 17.06.2009
17 septembre 1999*	4 917 952	—	0,73	01.11.2004 – 30.04.2005
24 novembre 1999	6 351 000	1,27	0,81	24.11.2002 – 23.11.2009
31 mars 2000*	1 651 040	—	0,61	01.05.2005 – 31.10.2005
31 mars 2000	4 596 275	1,24	0,76	31.03.2003 – 30.03.2010
16 mars 2001*	2 874 448	—	0,62	01.05.2006 – 31.10.2006
16 mars 2001	5 809 609	1,26	0,77	16.03.2004 – 15.03.2011
1er mai 2002*	3 209 159	—	0,54	01.06.2007 – 30.11.2007
1er mai 2002	6 639 623	1,09	0,67	01.05.2005 – 30.04.2012
Total	44 916 110			

* attribution dans le cadre du plan d'épargne salariale britannique.

1 sous réserve d'ajustement.

2.4.2 Bons 2003

En février 1998, il a été procédé à l'attribution gratuite aux titulaires d'Unités de 919 553 419 Bons 2003 à raison d'un Bon 2003 pour une Unité détenue. A ce jour, trois Bons 2003 donnent le droit de souscrire, compte tenu des ajustements intervenus en 1999, à 1,02 Unité pour un prix cumulé de €1,02 et de £0,68. La période d'exercice des Bons 2003 a débuté le 1er juillet 1998 et prendra fin le 31 octobre 2003. Au 31 décembre 2001, le nombre d'Unités pouvant être souscrites sur exercice des 919 070 067 Bons 2003 encore en circulation était de 312 483 822. Les Bons 2003 sont admis aux négociations auprès d'Euronext Paris SA, d'Euronext Bruxelles SA/NV et du *London Stock Exchange*.

2.4.3 Obligations Remboursables en Unités

A ce jour, 457 052 703 ORU étaient en circulation, permettant de souscrire à un total de 461 623 230 Unités nouvelles. Les termes et conditions des ORU sont résumés dans le paragraphe 5 du Chapitre VI du présent prospectus.

2.4.4 Unités Nouvelles

Les assemblées générales de EPLC et de ESA se prononceront le 30 mai 2002 sur les autorisations à donner aux conseils de ESA et de EPLC de procéder à l'émission en une ou plusieurs fois d'un nombre maximum de 461 623 230 actions ESA (représentant un montant nominal maximal de €69 243 485) et de 461 623 230 actions EPLC (représentant un montant nominal maximal de £4 616 232 s'agissant des actions de EPLC). Ces émissions permettront de procéder au remboursement anticipé des ORU conformément au Contrat d'Emission modifié. Ces autorisations seraient accordées aux conseils jusqu'au 31 mars 2003. L'augmentation de capital de ESA sera réalisée avec suppression du droit préférentiel de souscription. Conformément au principe de jumelage, l'autorisation de l'émission des actions ESA est subordonnée au vote en faveur d'une résolution équivalente au cours de la prochaine assemblée générale des actionnaires de EPLC. Par ailleurs, l'autorisation conférée au conseil de ESA se substitue à l'autorisation accordée aux termes de la treizième résolution approuvée lors de l'Assemblée Générale Mixte de ESA en date du 6 mai 1999. La parité contractuelle retenue pour le remboursement des ORU sera conservée : une virgule zéro une (1,01) Unité (soit une virgule zéro une (1,01) action ESA jumelée avec une virgule zéro une (1,01) action EPLC) pour une (1) ORU. Les Unités Nouvelles comprennent les actions émises par ESA et EPLC. Ces actions seront émises au nominal de £0,01 avec une prime de £0,68 pour chaque action EPLC et au nominal de €0,15 avec une prime de €0,90 pour chaque action ESA. Le prix d'émission des Unités Nouvelles sera libéré par compensation avec le montant en principal des ORU apportées à l'Offre de Remboursement (à l'exclusion des Droits à Intérêts Différés ou cumulés payables en numéraire ou en Obligations de Stabilisation).

2.4.5 Récapitulatif

Un récapitulatif des titres donnant accès au capital d'ESA et EPLC figure dans le tableau ci-dessous.

	Options	Options	Options	Options	Options	Options	Options	Options	Options	Options	Options	Options	Options	Bons 2003	ORU
Date de l'assemblée générale	23/5/91	23/5/91	23/5/91	23/5/91	6/5/99	6/5/99	6/5/99	6/5/99	6/5/99	6/5/99	6/5/99	6/5/99	6/5/99	10/7/97	10/7/97
Date d'attribution	6/11/92	13/7/94	24/11/94	11/4/94	18/6/99	17/9/99*	24/11/99	31/3/00	31/3/00	16/3/01*	16/3/01	1/5/02*	1/5/02	2/98	7/4/98
Nombre d'Unités sous-jacentes	358 373	267 917	47 601	403 848	7 789 265	4 917 952	6 351 000	1 651 040	4 596 275	2 874 448	5 809 609	3 209 159	6 639 623	312 483 822	461 623 230
Début de la période d'exercice/de remboursement	6/11/97	13/7/98	24/11/98	11/4/99	18/6/02	1/11/04	24/11/02	1/5/05	31/3/03	1/5/06	16/3/04	1/6/07	1/5/05	1/7/98	—
Fin de la période d'exercice/de remboursement	5/11/02	12/7/04	23/11/04	10/4/05	17/6/09	30/4/05	23/11/09	31/10/05	30/3/10	31/10/06	15/3/11	30/7/07	30/4/12	31/10/03	31/12/03
Prix d'exercice	€3,10	€2,91	€2,56	€2,23	€1,46	—	€1,27	—	€1,24	—	€1,26	—	€1,09	€1,02 +	—
	£2,40	£2,24	£2,05	£1,81	£0,95	£0,73	£0,81	£0,61	£0,76	£0,62	£0,77	£0,54	£0,67	£0,68**	—

* plan d'épargne salariale britannique

** moyennant 3 Bons 2003 pour 1,2 Unité

2.5 *Programme de rachat d'Unités*

Les actionnaires de ESA et de EPLC n'ont pas voté de résolution ayant pour objet de mettre en place un programme de rachat d'Unités par le Groupe.

2.6 *Evolution du capital depuis le 31 décembre 1996*

ESA

Actions Ordinaires	valeur nominale	Nombre d'actions ordinaires	Montant du capital social	Prime d'émission
Au 31.12.1996	FRF 10	919 553 419	FRF 9 195 534 190	FRF 3 037 569 695
Au 31.12.1997(3)...........	FRF 1	919 553 419	FRF 919 553 419	FRF 3 037 569 695
Au 31.12.1998(1)...........	FRF 1	1 688 784 219	FRF 1 668 784 219	FRF 6 760 646 767
Au 31.12.1999(4)...........	FRF 1	2 083 597 339	FRF 2 083 597 339	FRF 8 457 832 028
Au 31.12.2000(5)...........	FRF 1	2 083 676 484	FRF 2 083 676 484	FRF 8 458 582 441
Au 31.12.2001(6)...........	€0,15	2 084 247 356	€ 312 637 103	€1 289 919 072

EPLC

Actions Ordinaires	valeur nominale (£)	Nombre d'actions ordinaires	Montant capital social (£)	Prime d'émission (£)
Au 31.12.1996	0,4	919 553 419	367 821 367	804 686 000
Au 31.12.1997	0,4	919 553 419	367 821 367	804 686 000
Au 31.12.1998(1)(2)	0,01	1 688 784 219	16 887 842	621 764 000
Au 31.12.1999(4)...........	0,01	2 083 597 339	20 835 973	825 057 000
Au 31.12.2000(5)...........	0,01	2 083 676 484	20 836 764	825 140 000
Au 31.12.2001(6)...........	0,01	2 084 247 356	20 842 473	825 467 000

Notes :

(1) Emission de 769 230 800 Unités réservée à certains Prêteurs en avril 1998 dans le cadre de la Restructuration Financière représentant 45,5% du capital social après augmentation.

(2) Le 29 janvier 1998, chaque action EPLC de £0,40 émise a été subdivisée en 1 action ordinaire de 1 p et 39 actions différées de 1 p. Les actions différées sans droit de vote et auxquelles étaient attachés des droits minimaux ont été annulées le 15 juillet 1998 lors de la réduction de capital autorisée par la *High Court* conformément à la section 135 du *Companies Act*.

(3) Réduction du capital d'ESA d'un montant de FRF 8 275 980 771 par réduction de la valeur nominale de l'action de FRF 10 à FRF 1, en application de la décision de l'Assemblée Générale mixte d'ESA du 10 juillet 1997.

(4) Emission de 144 698 901 Unités nouvelles pour le remboursement anticipé d'une partie des ORU en mai 1999.
Emission de 114 219 Unités par exercice de Bons 2001 et 2003 au cours de l'année 1999.
Emission de 250 millions d'Unités dans le cadre de l'augmentation de capital de décembre 1999.

(5) Emission de 205 Unités par exercice d'options de souscriptions.
Emission de 296 Unités par exercice de Bons 1991.
Emission de 18 145 Unités par exercice de Bons 2001.
Emission de 60 357 Unités par exercice de Bons 2003.

(6) Emission de 541 873 Unités par exercice de Bons 2001.
Emission de 28 999 Unités par exercice de Bons 2003.

2.7 *Dividendes*

Aucun dividende n'a été versé à ce jour.

Il n'existe aucun accord de renonciation (waiver) aux dividendes futurs entre la société et ses actionnaires.

2.8 *Droits attachés aux actions ordinaires ESA et EPLC*

Les droits des actionnaires détenant leurs Unités sous forme nominative sont régis, dans le cas des actions ESA comprises dans les Unités, par le droit français et les statuts d'ESA, et dans le cas des actions EPLC comprises dans les Unités, par le droit anglais et les *articles of association* d'EPLC. Les droits des actionnaires détenant leurs Unités sous la forme au porteur sont en outre régis, dans le cas des actions ESA comprises dans les Unités, par une résolution du conseil d'administration d'ESA en date du 9 novembre 1987 et, dans le cas des actions EPLC comprises dans les Unités, par les dispositions adoptées par le conseil d'administration d'EPLC dans une résolution du 13 novembre 1987 (telle que modifiée le 3 juin 1988 et le 18 octobre 1990).

Ces droits sont résumés ci-après (étant entendu que ce qui suit est sans préjudice du texte détaillé des statuts et *articles of association* mis à la disposition du public conformément au paragraphe 15 du présent Chapitre VIII du présent prospectus).

2.8.1 ESA

a. Assemblée Générale – Convocation – Admission – Vote

Les assemblées d'actionnaires sont convoquées et délibèrent dans les conditions prévues par la loi et les statuts. Le droit de participer en personne, d'être représenté ou de voter par correspondance aux assemblées est subordonné au dépôt du certificat d'immobilisation ou à l'inscription de l'actionnaire sur les registres de la société cinq jours[11] au moins avant la date de la réunion de l'assemblée. Toutefois, le conseil d'administration a la faculté de réduire ce délai par voie de mesure générale. Les actionnaires au porteur doivent demander à un intermédiaire habilité à cet effet, d'établir le certificat d'immobilisation visé ci-dessus et de le faire parvenir à Crédit Agricole Indosuez.

Sous réserve des cas de déchéance en cas de non paiement d'appels de fonds, d'autres sommes dues au titre d'actions ESA, ou en application des dispositions législatives ou réglementaires ou des dispositions des statuts d'ESA, tout actionnaire présent à une assemblée générale, ou son représentant par procuration (qui ne peut être que son conjoint un autre actionnaire ou, concernant un actionnaire non-résident en France, un intermédiaire inscrit) ou, s'il s'agit d'un actionnaire personne morale, son représentant dûment mandaté, ainsi que tout actionnaire votant par correspondance bénéficie d'une voix par action ESA détenue. Le droit de vote attaché à l'action appartient à l'usufruitier dans toutes les assemblées. Il n'existe pas de clause statutaire prévoyant un droit de vote double en faveur d'actionnaires de la société. Il n'existe pas d'autres limitation à l'exercice des droits de vote par les actionnaires.

b. Répartition statutaire des bénéfices – Dividendes (article 30 des statuts)

Sur le bénéfice, diminué des pertes antérieures s'il y a lieu, il est tout d'abord prélevé 5% au moins pour constituer le fonds de réserve prescrit par la loi ; ce prélèvement cesse d'être obligatoire lorsque le fonds de réserve a atteint une somme égale au dixième du capital social ; il reprend son cours si, pour une cause quelconque, la réserve est descendue au-dessous du dixième.

Le bénéfice distribuable est constitué par le bénéfice de l'exercice, diminué des pertes antérieures, ainsi que des sommes à porter en réserve en application de la loi ou des statuts et augmenté du report à nouveau bénéficiaire. Le bénéfice distribuable après prélèvement par l'assemblée générale de sommes à reporter à nouveau ou à affecter à tous fonds de réserve est réparti entre les actionnaires au prorata de leurs droits dans le capital.

L'assemblée générale ordinaire peut, en outre, décider la mise en distribution de sommes prélevées sur les réserves facultatives. Il n'existe pas de date fixe à laquelle le dividende est dû ou à laquelle son paiement doit intervenir ; l'assemblée générale ordinaire des actionnaires ou, à défaut, le conseil d'administration d'ESA décide la date de mise en paiement du dividende (cette date devant intervenir au plus tard neuf mois après la clôture de l'exercice social considéré).

c. Distribution en cas de liquidation

En cas de liquidation, sous réserve de l'approbation des actionnaires réunis en assemblée générale ordinaire, les actifs restant après le règlement des dettes et du passif d'ESA et des frais de liquidation doivent, sous réserve de droits particuliers attachés à des actions qui seraient ultérieurement émises par ESA, être affectés au remboursement des titulaires d'actions des montants versés au titre de ces actions, l'excédent devant leur être distribué proportionnellement au nombre d'actions qu'ils détiennent respectivement.

d. Transferts

Aucune action ESA ne peut être transférée sans que le cessionnaire n'acquière simultanément une action EPLC jumelée, sous forme d'une Unité, avec l'action ESA, l'inscription des transferts par ESA et EPLC prenant effet au même moment. Les actions ESA peuvent être émises sous forme nominative ou au porteur. Les transferts d'actions ESA sous forme nominative sont inscrits sur le registre des mouvements de titres d'ESA. Les Unités négociées auprès d'Euronext Paris SA revêtent la forme de titres au porteur et sont déposées auprès d'Euroclear France ; les transferts sont effectués par virement entre les comptes Euroclear

11 L'assemblée générale du 30 mai 2002 de ESA est appelée à se prononcer sur la réduction de ce délai de 5 jours à 2 jours.

France des établissements financiers affiliés à Euroclear France, ces derniers agissant pour le compte des actionnaires. ESA peut à tout moment demander à Euroclear France de lui indiquer l'identité des personnes titulaires d'actions par l'intermédiaire de Euroclear France. ESA peut faire la même demande à tout intermédiaire inscrit pour le compte d'actionnaires non-résidents français.

Dans le cas d'Unités au porteur, un certificat au porteur donne au porteur droit aux actions ESA et EPLC qui y sont spécifiées. Le transfert de propriété des titres au porteur vif (incluant le(s) coupon(s) numéroté(s) qui y est (sont) attaché(s)) s'effectue par tradition.

Les opérations portant sur les Unités au porteur détenues par l'intermédiaire d'Euroclear France ou d'un établissement affilié sont inscrites sur les comptes Euroclear France et, dans le cas d'un établissement affilié, dans les comptes de cet établissement. En cas de doute ou de contestation portant sur l'identité du dernier bénéficiaire de l'inscription sur les comptes d'Euroclear France, ESA et EPLC reconnaissent Euroclear France ou les personnes désignées par Euroclear France à cette fin.

Toute action ESA non intégralement libérée doit revêtir la forme nominative : le souscripteur initial et tout cessionnaire ultérieur sont solidairement responsables du paiement des sommes restant dues pendant une durée de deux ans, à compter de la date de l'envoi de la réquisition de transfert.

e. Dividendes non réclamés

Conformément au droit français, tout dividende non réclamé à l'expiration d'une période de cinq ans à compter de la date où il devient exigible est prescrit au profit de l'Etat français.

f. Modification des statuts de ESA

Le 30 mai 2002, l'assemblée de ESA se prononcera sur des modifications aux statuts. Les modifications proposées ont pour objet d'harmoniser les statuts avec la nouvelle codification des articles de la loi sur les sociétés commerciales intégrés dans le Code de Commerce et avec la loi française relative aux nouvelles régulations économiques. Cette dernière loi, permet notamment au conseil d'administration de dissocier les fonctions de Président et de Directeur Général dans les sociétés anonymes françaises, de tenir les conseils par visio-conférence, de voter aux assemblées, si le conseil le décide, par moyens de télécommunications. Elle étend le régime des conventions réglementées à certaines conventions conclues entre la société et un actionnaire détenant plus de 5% de son capital ou la société ayant le contrôle d'un tel actionnaire. Elle améliore le vote en assemblée et l'identification des actionnaires représentés par des intermédiaires inscrits. Elle ramène de 24 à 18 le nombre maximum d'administrateurs.

En outre, les modifications statutaires suivantes sont proposées : i) la mise en conformité des statuts avec les nouvelles modalités de transfert de propriété des actions ESA comprises dans les Unités cédées via le système de règlement livraison britannique CREST, ii) la possibilité pour le Conseil de supprimer la détention des Unités sous la forme au porteur vif, iii) la fixation à 3 ans maximum (au lieu de 6 ans maximum) du mandat des administrateurs et iv) la fixation à 2 jours au lieu de 5 jours du délai d'immobilisation des titres pour participer aux assemblées générales.

Les modifications proposées aux statuts d'ESA sont détaillées dans le document de convocation des actionnaires aux Assemblée Générale Mixte d'ESA et Assemblée Générale Ordinaire d'EPLC devant se tenir le 30 mai 2002, mis à la disposition des actionnaires.

2.8.2 EPLC

a. Assemblée Générale – Convocation – Admission – Vote

Les assemblées d'actionnaires de EPLC sont convoquées et délibèrent dans les conditions prévues par la loi britannique. Un titulaire d'actions sous la forme nominative qui communique à EPLC une adresse soit au Royaume-Uni, soit en France, reçoit à cette adresse les convocations ou tout autre type de notification aux actionnaires. Les actionnaires au porteur sont convoqués aux réunions d'assemblées d'EPLC par des avis publiés dans la presse.

Sous réserve de la déchéance du droit de vote d'un actionnaire en cas de non-paiement d'appels de fonds ou d'autres montants dus au titre d'actions EPLC ou en cas de non respect d'une notification requérant la divulgation d'informations relatives à l'identité du propriétaire d'actions, chaque actionnaire présent au cours d'une assemblée générale ou, s'il s'agit d'une société, son représentant dûment mandaté (ce dernier n'ayant pas besoin d'être lui-même actionnaire) dispose d'une voix lors d'un vote à main levée ; lors

d'un vote à bulletin, chaque actionnaire présent en personne ou par procuration ou le représentant d'un actionnaire dispose d'une voix par action EPLC détenue. Les actionnaires au porteur doivent remplir certaines conditions supplémentaires d'ordre administratif avant d'être autorisés à voter. Il n'existe pas de clause statutaire prévoyant un droit de vote double en faveur d'actionnaires de la société.

b. Répartition statutaire des bénéfices – Dividendes

Sous réserve des droits particuliers attachés aux actions qui seraient ultérieurement émises par EPLC, les actionnaires ont droit, *pari passu* entre eux et proportionnellement aux montants libérés par rapport à la valeur nominale des actions qu'ils détiennent, au partage de la totalité des bénéfices d'EPLC distribués sous forme de dividendes. Les administrateurs peuvent prendre des dispositions pour permettre aux actionnaires de recevoir des dividendes en une monnaie autre qu'en livres sterling. Ils ont par ailleurs le pouvoir discrétionnaire de déterminer la date de référence (c'est-à-dire la date à partir de laquelle les actionnaires figurant sur le registre des actionnaires – si les actions sont nominatives – ont droit au paiement des dividendes) d'un dividende ou d'une distribution.

c. Distribution en cas de liquidation

En cas de liquidation, le liquidateur peut, sous réserve d'une résolution d'une assemblée générale extraordinaire et des dispositions du "*Companies Act*" de 1985, répartir entre les actionnaires ou attribuer à des *trustees* tout ou partie des actifs d'EPLC.

d. Transferts

Aucune action EPLC ne peut être transférée sans que le cessionnaire n'acquière également une action ESA jumelée sous forme d'Unité avec l'action EPLC. S'agissant d'Unités sous forme nominative, l'inscription de chaque transfert d'actions EPLC et ESA doit prendre effet en même temps et tous les transferts d'actions EPLC doivent être effectués conformément à la procédure habituelle ou toute autre procédure qui serait approuvée par les administrateurs d'EPLC. Le bordereau de transfert doit être signé par ou pour le compte du cédant et, si les actions EPLC transférées ne sont pas intégralement libérées, par ou pour le compte du cessionnaire. Dans ce dernier cas, les administrateurs d'EPLC peuvent refuser d'inscrire le transfert. Les dispositions relatives aux Unités au porteur figurant au paragraphe "Transfert" de la rubrique ESA s'appliquent également à EPLC.

e. Dividendes non réclamés

Tout dividende non réclamé à l'expiration d'une durée de douze ans à compter de la date à laquelle le paiement devient exigible est prescrit au bénéfice d'EPLC.

f. Capacité d'emprunter

Les administrateurs peuvent exercer tous les pouvoirs d'EPLC pour contracter les emprunts, hypothéquer ou gager le fonds de commerce d'EPLC, ses biens et son capital non appelé, en totalité ou en partie, sous réserve des dispositions du "*Companies Act*" de 1985, des "*articles of association*" d'EPLC et de la Convention de Crédit, pour émettre des obligations, titres et autres valeurs mobilières en tant que tels ou au titre de la garantie d'une dette, d'une obligation ou d'un passif contracté par EPLC ou un tiers.

g. Avis de convocation aux Assemblées

Un titulaire d'actions nominatives inscrit sur le registre et dont l'adresse n'est située ni au Royaume-Uni, ni en France, mais qui communique à EPLC une adresse au Royaume-Uni ou en France, reçoit à cette adresse les avis de convocation aux assemblées ; dans le cas contraire aucun avis de convocation ne lui est communiqué par EPLC. Les actionnaires détenant leurs actions sous la forme au porteur seront convoqués par voie de publication dans la presse. La convocation est réputée faite à la date de la première publication dans la presse.

h. Modifications des statuts d'EPLC

Il est proposé de modifier les statuts d'EPLC au cours de l'assemblée prévue le 30 mai 2002. L'objectif de ces modifications est de permettre aux administrateurs de participer aux conseils d'administration par visio conférence et de permettre la convocation des actionnaires et le vote par procuration aux assemblées générales au moyen de formulaires électroniques.

Il est également proposé d'apporter des modifications statutaires mineures afin de prendre acte du Financial Services and Markets Act 2000 qui remplace le Financial Services Act 1986. Les modifications proposées aux statuts d'EPLC sont détaillées dans le document de convocation des actionnaires aux Assemblée Générale Mixte d'ESA et Assemblée Générale Ordinaire d'EPLC devant se tenir le 30 mai 2002, mis à la disposition des actionnaires.

2.8.3 Avantages tarifaires

Un programme d'avantages tarifaires a été mis en place en septembre 1996. Tous les actionnaires détenant 1 000 titres au minimum depuis plus de 3 mois et inscrits au nominatif, bénéficient d'une offre privilégiée Eurotunnel. Cette offre donne droit à une réduction de 30% sur tous les tarifs affichés au péage pour 3 aller-retour (ou 6 trajets simples) par an. Ces avantages tarifaires ne remettent pas en cause ceux accordés lors des émissions de 1987 et 1990.

2.9 Situation boursière d'Eurotunnel depuis le 1er mai 2000.

2.9.1 Evolution du cours de l'Unité et volumes des transactions à Paris et à Londres

	Volume de transactions(1)		Cours de Bourse(1) à Paris (€)		Cours de Bourse(2) à Londres (Pence)	
	Paris(2)	Londres(3)	+ haut	+ bas	+ haut	+ bas
mai 2000	80 858	4 095	1,17	1,06	67,5	65,8
juin 2000	63 298	20 785	1,09	0,94	67,5	59,8
juillet 2000	105 999	34 178	1,12	0,97	69,5	62,0
août 2000	29 576	5 307	1,08	1,01	66,8	62,8
septembre 2000	50 676	10 313	1,03	0,90	62,3	56,3
octobre 2000	115 301	60 342	1,13	0,97	65,0	59,0
novembre 2000	79 190	19 106	1,20	1,03	69,8	62,0
décembre 2000	71 016	94 161	1,14	1,02	69,3	60,5
janvier 2001	32 406	12 612	1,07	1,04	67,0	63,5
février 2001	52 768	48 797	1,12	1,04	69,8	66,3
mars 2001	114 847	22 320	1,26	1,08	77,0	66,8
avril 2001	77 920	20 562	1,27	1,16	79,5	71,5
mai 2001	79 796	28 697	1,38	1,25	82,3	77,3
juin 2001	52 976	24 239	1,38	1,16	81,3	71,0
juillet 2001	44 629	21 344	1,23	1,05	73,3	62,8
août 2001	24 651	12 571	1,09	1,02	65,3	64,0
septembre 2001	95 278	25 530	1,00	0,63	63,0	39,8
octobre 2001	81 442	20 571	0,83	0,69	50,5	44,0
novembre 2001	61 790	85 600	1,00	0,78	63,3	48,0
décembre 2001	63 100	83 091	1,15	0,96	71,0	60,3
janvier 2002	43 799	48 251	1,15	1,03	71,5	63,3
février 2002	45 777	46 282	1,07	0,91	64,5	56,0
mars 2002	58 999	38 674	1,13	0,96	69,3	60,8
avril 2002	50 098	30 179	1,17	1,01	71,0	63,0
du 1er au 23 mai 2002 inclus	38 316	27 375	1,04	0,98	64,5	61,8

(1) En milliers d'Unités.

(2) *Source : Thomson Financial Datastream*

(3) *Source : Official List du London Stock Exchange – Thomson Financial Datastream.*

Le volume annuel des transactions des Unités réalisées sur Euronext Bruxelles en 2000 et 2001 était de 10 292 578 Unités et 7 589 156 Unités respectivement. Le volume des Unités négociées sur Euronext Bruxelles entre le 1er janvier et 23 mai 2002 était de 59 174 Unités.

2.9.2 Evolution du cours des Bons 2003 à Paris et à Londres (depuis le 1er juin 2000)

Bons 2003

	Volume de transactions(1)		**Cours de Bourse(3) à Paris (€)**		**Cours de Bourse(4) à Londres (£)**	
	Paris(2)	**Londres(2)**	**+ haut**	**+ bas**	**+ haut**	**+ bas**
juin 2001	11 800	295,0	0,07	0,05	2,00	2,00
juillet 2001	17 400	328,3	0,05	0,03	2,00	2,00
août 2001	4 460	364,7	0,04	0,03	2,00	2,00
septembre 2001	17 600	512,0	0,03	0,01	0,63	0,75
octobre 2001	9 240	271,8	0,03	0,02	0,63	0,63
novembre 2001	16 900	525,5	0,04	0,02	0,63	0,63
décembre 2001	21 200	766,1	0,03	0,02	0,63	0,63
janvier 2002	5 670	814,2	0,03	0,02	1,50	0,63
février 2002	17 100	632,0	0,02	0,01	1,63	1,50
mars 2002	12 200	210,0	0,02	0,02	1,63	1,38
avril 2002	31 800	388,0	0,03	0,02	1,50	1,50
Du 1er au 23 mai 2002	7 830	227,1	0,03	0,02	1,50	1,50

(1) En milliers de Bons

(2) Source : Bloomberg.

(3) Source : Cote Officielle du *Daily Official List* du *London Stock Exchange* de Thomson Financial Datastream.

(4) Source : Thomson Financial Datastream

2.10 Evolution du cours des Unités et des Bons 2003

Le tableau ci-après donne le cours de clôture des Unités et des Bons 2003 le premier jour de bourse sur Euronext Paris et le cours moyen de clôture des Unités et des Bons 2003 sur le *London Stock Exchange* (tel que publié par la *London Stock Exchange Daily Official List*) de chacun des six mois précédant la date de ce prospectus et le 23 mai 2002.

	Unités		**Bons 2003**	
	Paris(1) €	**Londres(2) p**	**Paris(1) €**	**Londres(2) p**
novembre 2001	0,79	48,0	0,02	0,63
décembre 2001	0,96	61,8	0,03	0,63
janvier 2002	1,13	69,8	0,02	0,63
février 2002	1,07	64,5	0,02	1,50
mars 2002	0,99	60,8	0,02	1,50
avril 2002	1,11	68,8	0,02	1,50
23 mai 2002	0,99	63,3	0,02	1,50

(1) Source : Thomson Financial Datastream.

(2) Source : *Official List* du *London Stock Exchange* – Thomson Financial Datastream.

2.11 Répartition du capital au 31 décembre 2001

	Nombre d'actionnaires	Nombre d'Unités détenues	en% du nombre total d'Unités
Actionnariat nominatif			
Particuliers	153 327	195 887 205	9,40
Banques ou représentants désignés (“*nominees*”)	1 210	331 025 571	15,88
Sociétés d'investissement	34	32 112 571	1,54
Compagnies d'assurances	28	169 644	0,01
Autres sociétés commerciales	595	16 951 176	0,81
Caisses de préretraite	14	4 562 632	0,22
Autres personnes morales	36	2 323 833	0,11
Sous total	155 244	583 032 632	27,97
Actionnariat au porteur			
Particuliers	600 596	793 915 609	38,10
Sociétés	1 791	233 024 072	11,18
Correspondants étrangers	664	402 774 513	19,32
Autres	4 505	71 500 530	3,43
Sous total	607 556	1 501 214 724	72,03
TOTAL	762 800	2 084 247 356	100,00

Sources : Crédit Agricole Indosuez et Computershare Services plc.

A la connaissance des Administrateurs, il n'y a pas eu de modifications significatives dans la répartition du capital depuis le 31 décembre 2001.

2.12 Principaux actionnaires - contrôle

A la connaissance des Administrateurs, et sous réserve de ce qui suit, aucun actionnaire ne détient seul, directement ou indirectement, 3 % ou plus des actions de ESA et EPLC.

Eurotunnel a été informé par :

- Merrill Lynch Investment Managers Limited, que dans le cadre de fonds sous leur gestion, sont détenus 159 253 741 Unités, soit 7,64% du capital de ESA et EPLC ;
- Finama Asset Management, que dans le cadre des gestions d'actifs qui lui sont déléguées par les compagnies d'assurances Groupama et Gan, il gère 95 650 454 Unités, soit 4,6% du capital de ESA et EPLC ;
- Oppenheimer Funds Inc., gère ou conseille plusieurs fonds d'investissement détenant ensemble 134 436 800 Unités soit 6,45 % du capital de ESA et EPLC, étant précisé que Oppenheimer Global Growth & Income Fund détient, seul 110 000 000 Unités, soit 5,28% du capital de ESA et EPLC.

2.13 Franchissement de seuils

ESA

Conformément aux statuts d'ESA, toute personne physique ou morale, agissant seule ou de concert, qui vient à détenir, directement ou indirectement par l'intermédiaire des sociétés qu'elle contrôle au sens de l'article L.233-3 du Code de Commerce, un pourcentage égal ou supérieur à 3%, puis à toute tranche supplémentaire de 1% du capital, est tenue, dans les quinze jours à compter du franchissement de seuil, de déclarer à ESA, par lettre recommandée avec accusé de réception, le nombre total d'actions qu'elle possède. Cette déclaration doit également être faite dans ledit délai lorsque la participation devient inférieure à chaque tranche de 1%, puis audit seuil de 3%.

En cas de non respect de cette obligation, les actions non déclarées et qui auraient dû l'être peuvent être privées de droit de vote pendant une période de deux ans suivant la date de la régularisation de

l'obligation de notification à la demande d'un ou plusieurs actionnaires détenant au moins 3% du capital. Par ailleurs, les obligations de notification de franchissement de seuils et les sanctions afférentes prévues par les articles L. 233-7 et suivants du Code de Commerce sont applicables.

L'intermédiaire inscrit pour le compte d'un ou plusieurs actionnaires non-résidents français est tenu des mêmes obligations déclaratives pour l'ensemble des actions au titre desquelles il est inscrit en compte.

EPLC

En vertu des articles 198-210 du "*Companies Act*" de 1985, toute personne agissant seule ou de concert qui vient à détenir 3% ou plus du capital émis d'une société ("*Public Company*") est tenue, dans les deux jours ouvrés du franchissement de ce seuil, de déclarer cette participation à la société. Dans certaines circonstances, précisément déterminées par la loi en fonction de la nature de la participation et de la qualité de son détenteur, ce seuil peut être porté à 10%.

Une déclaration similaire doit être faite dans le même délai de deux jours lorsque la participation devient inférieure au seuil ayant suscité la déclaration initiale ou lorsque le pourcentage de la participation, tel que notifié à la société, vient à être modifié. En vertu de la réglementation boursière de *l'Official List* de la *UK Listing Authority*, les sociétés cotées auxquelles une déclaration de franchissement de seuil ou de modification de participation a été notifiée doivent en informer le marché par voie de communiqué sur un "*Regulatory Information Services*".

Lorsqu'une société ("*Public Company*") est informée ou a des motifs légitimes de penser qu'une personne détient une participation dans son capital social, cette société peut enjoindre cette personne de lui donner le détail de sa participation et ce, en vertu de l'article 212 du "*Companies Act*" de 1985. En vertu des "*Articles of Association*" d'EPLC, tout actionnaire qui manque de répondre à une telle injonction dans les 28 jours de ladite injonction est privé du droit de vote aux assemblées générales d'EPLC, sauf décision contraire des administrateurs d'EPLC.

2.14 Pacte d'actionnaires

Le Groupe n'a pas connaissance de l'existence de pactes d'actionnaires portant sur 0,5% ou plus des Unités émises à ce jour.

3. Régime fiscal

Les dispositions fiscales applicables aux résidents français actionnaires d'Eurotunnel sont présentées ci-après sous la forme d'indications d'ordre général applicables à la date de publication du présent prospectus.

En ce qui concerne les dispositions fiscales applicables aux résidents fiscaux britanniques, celles-ci sont décrites notamment dans le prospectus britannique auquel il est conseillé de se reporter.

Chaque actionnaire est, en tout état de cause, invité à vérifier que les dispositions décrites ci-dessous sont applicables à sa propre situation fiscale et que des modifications législatives ne sont pas intervenues depuis la date de publication du présent prospectus.

En cas de doute, les actionnaires sont invités à consulter leurs propres conseils.

3.1 Imposition des plus-values sur les titres Eurotunnel

3.1.1 Personnes physiques

En application des dispositions fiscales françaises actuellement en vigueur, une personne physique résidente en France sera imposée au taux global de 26% (soit 16% au titre de l'impôt sur le revenu, 2% à celui de la contribution sociale, 7,5% à celui de la CSG et 0,5% à celui de la CRDS) sur la plus-value réalisée à l'occasion de la cession d'Unités.

La plus-value sera, sauf cas particulier, imposée si le montant annuel des cessions de valeurs mobilières cotées, d'obligations non cotées et titres assimilés et de certains droits sociaux, incluant le montant des cessions des Unités, excède un certain plafond fixé à €7 650. Pour l'appréciation de ce plafond, il convient de prendre en compte l'ensemble des opérations sur valeurs mobilières réalisées par les membres du foyer fiscal directement et par personnes interposées.

En cas de dépassement du plafond, la plus-value de cession réalisée sur les Unités pourra être diminuée par les pertes subies au cours de l'année et les pertes reportables des cinq années précédentes,

réalisées sur les cessions de valeurs mobilières cotées, d'obligations non cotées et titres assimilés et de certains droits sociaux.

En cas de moins-value, cette dernière pourra être imputée sur la plus-value réalisée sur les valeurs mobilières cotées, les obligations non cotées et titres assimilés et certains droits sociaux, réalisée au cours de la même année ou des cinq années suivantes.

Les personnes qui ne sont pas fiscalement domiciliées en France seront exonérées de l'impôt sur les plus-values en cas de cession de titres Eurotunnel en application des dispositions de l'article 244 bis C du CGI.

3.1.2 Personnes morales

Compte tenu de la complexité des règles applicables aux personnes morales réalisant des cessions de valeurs mobilières, nous invitons les personnes morales à consulter leurs propres conseils.

3.2 *Imposition des dividendes*

Il convient de souligner que les développements qui suivent sont fondés sur les dispositions légales en vigueur, lesquelles pourront avoir été modifiées à la date de distribution des premiers dividendes.

Aucun dividende n'a été distribué à la date du présent prospectus.

3.2.1 Dividendes d'ESA

A chaque dividende d'ESA (que ce dividende soit payé par ESA ou par un établissement payeur pour le compte d'ESA) sera attaché un crédit d'impôt (avoir fiscal) égal à 50% du dividende distribué pour les personnes physiques et à 15% pour les personnes morales.

Ainsi, pour un dividende de 1 euro, le résident français, personne physique, actionnaire d'Eurotunnel recevra un avoir fiscal de €0,50. Ce résident français sera alors assujetti à l'impôt sur le revenu, sur le montant formé par le dividende et l'avoir fiscal, soit €1,50, totalisé avec les autres revenus catégoriels imposables de son foyer fiscal, sachant que l'avoir fiscal viendra en déduction du montant de son imposition globale. En cas d'excédent d'avoir fiscal sur l'impôt dû, les personnes physiques peuvent en réclamer le remboursement.

Il convient de souligner qu'en France, à la date d'aujourd'hui, les personnes physiques résidentes bénéficient d'un abattement annuel sur le montant des dividendes distribués par les sociétés françaises soumises à l'impôt sur les sociétés. Le montant de l'abattement est fixé à €1 220 pour les célibataires, veufs, divorcés et pour les époux soumis à une imposition séparée et à €2 440 pour les couples mariés soumis à une imposition commune.

L'abattement ne s'applique toutefois pas lorsque le revenu net imposable excède pour les contribuables célibataires, divorcés ou veufs et pour les époux soumis à une imposition séparée, la limite de la dernière tranche du barème de l'impôt sur le revenu (soit €46 343 pour l'imposition des revenus 2001). Ce montant est doublé pour les contribuables mariés soumis à une imposition commune (soit €92 686 pour l'imposition des revenus 2001).

Les avoirs fiscaux attachés aux revenus couverts par l'abattement demeurent imputables en totalité sur l'impôt sur le revenu ou sont, à défaut restitués.

Dans le cas d'une personne morale, l'avoir fiscal est réduit à 15% des sommes nettes distribuées sauf lorsque la personne morale en sa qualité de société mère, au sens des dispositions des articles 145 et 216 du CGI, utilise l'avoir fiscal dans les conditions prévues à l'article 146-2 du CGI.

3.2.2 Dividendes d'EPLC

Le régime des distributions de dividendes effectuées après le 5 avril 1999 par les sociétés résidentes du Royaume-Uni a été modifié. Compte tenu de la suppression de l'*advance corporation tax* ("ACT"), le crédit d'impôt octroyé aux actionnaires, selon la législation britannique applicable aux distributions effectuées après le 5 avril 1999, est égal à 1/9ème du dividende net reçu (ou 10% du dividende brut, à savoir dividende plus crédit d'impôt). Il s'ensuit que, à compter de cette date, les résidents de France qui perçoivent des dividendes de source britannique ne peuvent plus prétendre à un paiement du Trésor britannique au titre du crédit d'impôt.

a. Personnes physiques

En application de la convention entre la France et le Royaume-Uni en vue d'éviter les doubles impositions et de prévenir l'évasion et la fraude fiscale en matière d'impôt sur le revenu et sur la fortune en date du 22 mai 1968, les dividendes versés par une société résidente du Royaume-Uni à une personne physique ou morale résidente de France sont en principe exonérés de tout impôt de distribution au Royaume-Uni.

Toutefois, lorsque les dividendes ainsi versés ouvrent droit à un crédit d'impôt au Royaume-Uni, ce dernier Etat peut prélever une retenue à la source à un taux n'excédant pas 15% sur le montant du dividende versé, majoré du crédit d'impôt y attaché.

En vertu de la convention entre la France et le Royaume-Uni susvisée, les dividendes distribués par une société britannique à une personne physique résidente de France ouvrent droit à un crédit d'impôt imputable sur l'impôt français à condition que ces résidents de France, bénéficiaires effectifs des dividendes, soient assujettis à l'impôt français à raison des dividendes en cause et que la participation génératrice des dividendes ne se rattache pas à un établissement stable ou à une base fixe qu'ils possèdent au Royaume-Uni.

Le crédit d'impôt utilisable en France dans ce cas s'élève à 1/9ème du montant net du dividende auquel il est attaché.

Les dividendes encaissés et, le cas échéant, le crédit d'impôt sont à prendre en compte pour la détermination du revenu global du contribuable passible de l'impôt sur le revenu. Le crédit d'impôt est imputable sur l'impôt français dans l'assiette duquel se trouvent compris les dividendes et les crédits d'impôt y attachés (1/9ème) correspondants et dans la limite de cet impôt.

Exemple :

- Pour un dividende net de 100 donnant droit à un crédit d'impôt au Royaume-Uni de 11,11 :
- le revenu imposable à déclarer par le bénéficiaire résident français serait de (100 + 11,11) soit 111,11

l'impôt exigible au Royaume-Uni s'élèverait à 15% de 111,11, soit 16,66, de sorte qu'aucun crédit d'impôt ne serait effectivement payé à l'actionnaire résident français.

Le montant total des sommes versées du Royaume-Uni à l'actionnaire français s'élèverait à 100. Toutefois, l'absence de paiement effectif du crédit d'impôt ne supprimerait pas le crédit d'impôt imputable sur l'impôt français. En effet, l'Administration fiscale française admettrait dans ce cas qu'un impôt a été prélevé au Royaume-Uni à hauteur du crédit d'impôt attaché aux dividendes qui y ont leur source, soit 1/9ème du montant du dividende net reçu.

Le contribuable ayant sa résidence fiscale en France devrait, par la suite, déclarer en France un revenu égal au montant brut des dividendes (dividende net perçu + crédit d'impôt britannique), soit 111,11 dans l'exemple ci-dessus mentionné.

Le crédit d'impôt attaché au dividende – soit 11,11 – serait alors imputable sur l'impôt français dû à raison du montant déclaré.

Les dividendes d'EPLC qui seraient distribués à un actionnaire personne physique ayant sa résidence fiscale en France seraient soumis à l'impôt sur le revenu en France au barème progressif dont le taux maximal est actuellement de 52,75% (revenus de 2001), ainsi qu'à la contribution sociale généralisée de 7,5%, au prélèvement social de 2% et à la contribution au remboursement de la dette sociale de 0,5%. Ces dividendes ne bénéficieraient pas de l'abattement annuel de €1 220 (par contribuable) ou de €2 440 (par couple marié) réservé aux dividendes d'actions de sociétés françaises.

b. Personnes morales

Compte tenu de la complexité des règles applicables aux personnes morales percevant des dividendes d'EPLC nous invitons les personnes morales à consulter leurs propres conseils.

3.3 Droits de succession

En application des règles françaises de territorialité en matière de droits sur les successions et des dispositions de la Convention Fiscale tendant à éviter les doubles impositions en matière d'impôts sur les

successions entre la France et le Royaume-Uni, la partie des Unités représentant les actions ESA est considérée comme un actif situé en France et la partie des Unités représentant les actions EPLC est considérée comme un actif situé au Royaume-Uni.

Le transfert d'Unités par voie de succession est imposable aux droits de succession en France si le défunt a son domicile fiscal en France au moment de son décès, sous réserve des dispositions des Conventions Fiscales Internationales.

Lorsque le défunt n'a pas son domicile fiscal en France et que le bénéficiaire (héritier ou légataire) est domicilié en France au jour de la transmission et l'a été pendant au moins six ans au cours des dix dernières années, les Unités transférées représentant les actions EPLC et ESA sont soumises aux droits de succession en France, sous réserve des conventions internationales.

Lorsque le défunt n'a pas son domicile fiscal en France au jour de son décès et que le bénéficiaire (héritier ou légataire) est domicilié hors de France, seule la partie de l'Unité représentant des actions ESA est soumise aux droits de succession en France, sous réserve des dispositions des conventions fiscales internationales.

Les articles 4, 5 et 6 de la convention fiscale entre la France et le Royaume-Uni tendant à éviter les doubles impositions en matière d'impôts sur les successions prévoient notamment que :

Le Royaume-Uni peut prélever les droits de succession sur la valeur des Unités correspondant aux actions EPLC détenues par une personne ayant son domicile fiscal en France au moment de son décès.

La France peut prélever les droits de succession sur la valeur des Unités correspondant aux actions ESA détenues par une personne ayant son domicile fiscal au Royaume-Uni au moment de son décès.

Lorsque le défunt avait son domicile fiscal en France, l'impôt prélevé par le Royaume-Uni sur la valeur de la partie des Unités correspondant aux actions EPLC donne droit à un crédit d'impôt imputable sur les droits de succession dus en France sur cette partie. Toutefois, ce crédit d'impôt ne peut excéder le montant des droits de succession perçus par la France sur la valeur de cette partie.

3.4 Droits applicables à l'émission et à la cession d'Unités

3.4.1 Droits applicables en France

Un droit d'enregistrement égal à 1% du prix de la transaction, ou de la valeur vénale réelle des Unités si elle est supérieure, plafonné à €3 049, est perçu si la cession des Unités est constatée par un acte passé en France. Par acte, il faut entendre un ou plusieurs écrits formant titre à l'égard de chacune des parties et constatant leur accord sur la chose et sur le prix (les ordres de mouvement nécessaires pour procéder au transfert des titres n'étant pas pris en compte).

Les transferts de titres effectués par l'intermédiaire d'un prestataire de services d'investissement, d'une banque ou de tout autre intermédiaire financier en France sont soumis à l'impôt de bourse français. Ce droit est dû, suivant le cas, cumulativement par tout intermédiaire français agissant pour l'acheteur et pour le vendeur, au taux de 0,30% pour la fraction de chaque opération inférieure ou égale à €153 000 et à un taux de 0,15% pour la fraction qui excède €153 000, avec un abattement de €23 et un plafond de €610. Ce droit n'est pas applicable aux ventes ou aux achats d'Unités entre non résidents français. En cas de transaction entre un résident français et un non résident français il est applicable uniquement à la partie de la transaction effectuée par le résident français.

3.4.2 Droits applicables au Royaume-Uni

Les dispositions suivantes reflètent les règles fiscales applicables au droit de timbre et au "*stamp duty reserve tax*" ("SDRT") au Royaume-Uni au titre de l'émission d'Unités Nouvelles au Royaume-Uni, ainsi que toutes les cessions ultérieures desdites Unités. Les personnes pouvant avoir un doute sur le régime fiscal applicable aux cessions qu'elles se proposent d'effectuer sont invitées à consulter leurs propres conseils.

a. Emission d'Unités Nouvelles

Aucun droit de timbre, SDRT, droit d'enregistrement ou impôt de bourse ne sera en principe exigible au Royaume-Uni au titre de l'émission d'Unités inscrites au nominatif en Grande-Bretagne.

L'émission d'Unités Nouvelles sous la forme au porteur dans le cadre de l'Offre de remboursement sera assujettie au Royaume-Uni à un droit de timbre au taux de 1,5% de la valeur des Unités Nouvelles émises sous la forme au porteur. Le droit de timbre est à la charge des titulaires des ORU.

b. Cessions d'Unités

Sous réserve des dispositions du paragraphe ci-dessous, tout contrat ayant pour objet de transférer des Unités détenues sous la forme nominative en Grande-Bretagne sera, en principe, assujetti au SDRT au taux de 0,5%, de la totalité du prix de la transaction ; ces dispositions ne sont pas applicables si aucune des parties au contrat n'est résidente du Royaume-Uni et si la transaction est entièrement effectuée hors du Royaume-Uni.

Si un transfert des Unités détenues sous la forme nominative en Grande-Bretagne intervient en application d'un contrat de vente, un droit de timbre sera en principe dû au Royaume-Uni au taux de 0,5% de la totalité du prix de la transaction. Si ce droit de timbre est payé dans les six ans du contrat de cession des Unités, il se substituera au SDRT le cas échéant exigible.

En cas de conversion par le cessionnaire (ou tout autre titulaire) d'Unités détenues sous la forme nominative en Grande-Bretagne en Unités au porteur (notamment pour permettre des transactions sur Euronext Paris) ou en Unités au nominatif en France un droit de timbre de 1,50% du prix des Unités est dû au Royaume-Uni. Ce droit de timbre s'ajoutera à tout autre droit de timbre dû en application du principe exposé au paragraphe qui précède.

Aucun droit de timbre ou SDRT n'est dû sur un contrat de cession ou sur le transfert de propriété (par tradition ou inscription scripturale) d'Unités déjà détenues sous la forme au porteur.

Aucun droit de timbre ou SDRT n'est dû sur la conversion d'Unités au porteur en titres nominatifs.

Il est dû un droit de timbre au taux de 1,5% de la valeur des Unités détenues sous la forme nominative en Grande-Bretagne ou le SDRT calculé au taux de 1,5% sur les mêmes bases, (sous réserve d'un droit réduit applicable si le cédant est un intermédiaire agrée autre qu'un teneur de marché), lorsque ces dernières sont transférées ou (et dans ce cas, seul le SDRT est dû) sont émises pour livraison dans un organisme de compensation de valeurs mobilières ou dans le cadre d'un programme de *depositary receipts*.

Le SDRT est généralement dû par la personne qui s'engage à acquérir des titres (ou suivant le cas, par l'organisme de compensation de valeurs mobilières, l'émetteur de *depositary receipts*, son mandataire ou son agent). Cependant, lorsque les titres sont acquis auprès d'un agent de change du *London Stock Exchange* (et non pas par un agent de change du *London Stock Exchange*) ou d'un intermédiaire agréé, c'est ce dernier qui, en général, prélèvera et paiera le droit de timbre SDRT.

Le droit de timbre est généralement dû par le cessionnaire. Cependant, c'est la Bourse de Londres qui prélèvera et acquittera le droit de timbre lorsque les transferts de propriété seront effectués par son intermédiaire.

3.5 Régime fiscal applicable aux titulaires d'ORU dans le cadre de l'Offre

Les titulaires d'ORU sont invités à consulter leur conseiller concernant les conséquences fiscales que pourrait entraîner l'apport de leurs titres à l'Offre de Remboursement.

4. Renseignements concernant les Administrateurs

4.1 Administrateurs

Chacun des Administrateurs est à la fois administrateur d'EPLC et de CTG, et administrateur ou censeur d'ESA et de FM.

4.2 Détails des fonctions des Administrateurs

Charles Mackay: (nommé le 17 octobre 1997)
Président : Conseil Commun d'Eurotunnel
Président : EPLC, CTG, TDG plc.
Vice-Président : Thistle Hotels plc.
Administrateur : ESA, FM, Johnson Matthey plc.
Membre du Conseil de l'Insead.

Au cours des cinq dernières années, Charles Mackay a été, mais n'est plus, administrateur de HSBC Holdings plc. et membre du Conseil de surveillance de Gucci Group N.V.

Richard Shirrefs: (nommé le 1er janvier 2002)
Directeur Général : Groupe Eurotunnel, EPLC et CTG

Président Directeur Général : ESA, FM
Administrateur : EPLC, ESA

Au cours des cinq dernières années, avant d'accéder aux fonctions de Directeur Général du Groupe et Président Directeur Général de ESA et de FM, Richard Shirrefs a été Directeur financier d'Eurotunnel mais ne l'est plus et n'a eu aucune fonction d'administrateur ou d'associé autre que celles mentionnées ci-dessus.

Roy John Chapman: (nommé le 8 décembre 1995)
Président : Consignia Pension Fund, AEA Technology Pension Fund
Administrateur : ESA, EPLC

Au cours des cinq dernières années, Roy John Chapman a été, mais n'est plus, administrateur de Halifax plc.

Michel Combes: (nommé le 13 octobre 2000)
Administrateur : ESA, EPLC
Directeur Général : Assystem SA

Au cours des cinq dernières années, Michel Combes a été mais n'est plus Vice Président Exécutif du Groupe Nouvelles Frontières et Président Directeur Général de Globe Cast (filiale de France Telecom).

Vivienne Cox: (nommée le 1er juillet 2001)
Administrateur : EPLC et de plusieurs filiales de BP plc
Censeur : ESA
Vice Président : Group Integrated Supply and Trading of BP plc.

Au cours des cinq dernières années, Vivienne Cox a été mais n'est plus membre du Comité Exécutif de BP Oil.

Yves Déjou: (nommé le 17 octobre 1997)
Président Directeur Général : Bouquerod-SNTO
Gérant : Lacombe – Transports Internationaux, Société Castraise de Transports et Entrepôts, Testud Europe SARL
Directeur Général : ABX Logistics
Administrateur : ESA, EPLC, SNTN Calberson

Au cours des cinq dernières années, Yves Déjou a été, mais n'est plus, administrateur de Danzas SA et groupe Dubois.

Keith Graeme Edelman : (nommé le 8 décembre 1995)
Directeur Général : Arsenal Holdings plc.
Administrateur : ESA, EPLC, Glenmorangie plc

Au cours des cinq dernières années, Keith Graeme Edelman a été, mais n'est plus Directeur Général de Storehouse plc.

Christopher Edward Wastie Green: (nommé le 8 décembre 1995)
Directeur Général : Virgin Trains.
Administrateur : ESA, EPLC.

Au cours des cinq dernières années, Christopher Edward Wastie Green a été, mais n'est plus, administrateur de Connex Rail Limited et GIBB Limited.

Philippe Ernest Georges Lagayette: (nommé le 5 février 1993)
Président Directeur Général : JP Morgan et Cie SA
Directeur général et Président du Comité de direction à Paris de JP Morgan Chase Bank.
Administrateur : ESA, EPLC, La Poste
Membre du Conseil de Surveillance : Pinault Printemps Redoute, Club Méditerranée

Au cours des cinq dernières années, Philippe Ernest Georges Lagayette a été, mais n'est plus, Directeur Général de la Caisse des Dépôts et Consignations, administrateur du Crédit National, de Dexia France, de Morgan Guaranty Trust et Crédit Local de France Holding.

Charles Joseph Nicholas Petruccelli: (nommé le 27 juin 1996)
Président Directeur Général : Global Travel Services, American Express Company, American

Express Carte France, Havas Voyage American Express
Administrateur : ESA, EPLC.

Au cours des cinq dernières années, Charles Joseph Nicholas Petruccelli a été, mais n'est plus administrateur de diverses filiales de American Express et de Société Française du Chèque de Voyage (SFCV).

Lord Christopher Samuel Tugendhat: (nommé le 10 juin 1991)
Président : Lehman Brothers Europe Limited
Administrateur : ESA, EPLC, Rio Tinto plc.

Au cours des cinq dernières années, Lord Tugendhat a été, mais n'est plus, Président d'Abbey National plc. et administrateur de Blue Circle Industries plc.

Baron Guy Charles Marie de Wouters d'Oplinter: (nommé le 4 octobre 1989)
Président : Compagnie Financière de la Trinité SA
Président du Conseil de Surveillance : Alpha Associates SA, Alpha Development Finance, Orange – Nassau Groep BV
Administrateur : ESA, EPLC, CGIP SA, Marine Wendel SA, Cap Gemini Ernst & Young
Membre du Conseil de Surveillance : Alpha Ventures.

Au cours des cinq dernières années, le Baron Guy Charles Marie de Wouters d'Oplinter a été, mais n'est plus, administrateur de Crown Cork and Seal (USA) et de Valéo.

Secrétaire du Conseil Commun: David Leonard (nommé le 19 octobre 1998)

Conformément aux règles de la *UK Listing Authority,* EPCL déclare qu'aucun des Administrateurs ne fait l'objet au titre de la loi britannique de condamnations dites "indictible offences" non exécutées ni n'a fait l'objet de procédures britanniques équivalentes, en substance, aux procédures françaises de redressement judiciaire ou liquidation de biens et n'a en conséquence pas fait l'objet, à ce titre, d'une interdiction de gérer.

4.3 Participations des Administrateurs : Unités, Options et Bons 2003

A la date du 24 mai les Unités et les Bons 2003 détenus par les Administrateurs (ainsi que par des membres de leur famille proche au sens de l'article 346 du Companies Act de 1985 qui, en ce qui concerne EPLC, ont été déclarées à EPLC ou sont tenues d'être inscrites dans le registre des participations des Administrateurs prévu par les articles 324 et 325 du Companies Act de 1985), ainsi que le nombre d'options consenties dans le cadre des plans d'options de souscription d'actions décrit au paragraphe 7 de ce Chapitre sont récapitulés ci-après :

	Unités	**Bons 2003**	**Options accordées**
R. Chapman	20 000	5 000	—
M. Combes	1 400	—	—
V. Cox	1 000	—	—
Y. Déjou	10 681	150	—
K. Edelman	4 544	4 001	—
C. Green	17 387	7 301	—
P. Lagayette	11 366	48 001	—
C. Mackay	114 086	—	—
C. Petruccelli	9 152	5 001	—
R. Shirrefs	155 941	203 000	1 673 825*
Lord Tugendhat	11 887	5 522	—
Baron de Wouters	1 818	1 600	—

L'ensemble des Unités détenues par les Administrateurs représente 0,02% du capital d'Eurotunnel.

*dont 820 895 options attribuées le 1er mai 2002 au prix de £0,67

4.4 Rémunérations

(1) Au cours de l'exercice clos le 31 décembre 2001, le montant des jetons de présence versés aux Administrateurs non dirigeants s'est élevé à €443 389 (£271 851). Au cours de la même période le

total des rémunérations allouées par les sociétés du Groupe aux Administrateurs dirigeants s'est élevé à €1 235 127 (£757 282), en ce compris les avantages en nature, les participations à des fonds de retraite et des bonus conditionnels.

(2) En vertu des accords en vigueur à la date de ce prospectus, le montant total des sommes dues (à l'exception des bonus) aux Administrateurs par les sociétés du Groupe au titre de l'exercice social en cours est estimé ne pas devoir dépasser un montant équivalent à €1 271 400 (en ce compris un montant équivalent à €432 000 au titre des jetons de présence des Administrateurs non dirigeants et un montant équivalent à €309 700 au titre de la rémunération du Président du Conseil Commun et des cotisations à son plan de retraite) (convertis au taux de change £1 = €1,63).

(3) Rémunération et avantages de toutes natures octroyés aux Administrateurs

	2001							2000	
	Salaires	Jetons de présence	Avantages en nature	Bonus	Indemnités	Total Rémunération hors cotisations	Cotisations à des fonds de retraite	Total rémunérations hors cotisations	Cotisations à des fonds de retraite
(Montants bruts en euros)									
ADMINISTRATEURS DIRIGEANTS									
P. Ponsolle	162 612	—	602	—	—	163 214	34 089	587 212	106 714
G-C Chazot	—	—	—	—	—	—	—	17 074	—
ADMINISTRATEURS NON DIRIGEANTS									
C. Cambier	—	39 911	—	—	—	39 911	—	38 486	—
M. Combes	—	35 635	—	—	—	35 635	—	4 524	—
Y. Déjou	—	28 508	—	—	—	28 508	—	32 784	—
P. Lagayette	—	31 359	—	—	—	31 359	—	22 806	—
R. Lion	—	—	—	—	—	—	—	29 724	—
C. Petruccelli	—	31 359	—	—	—	31 359	—	28 508	—
Baron de Wouters	—	43 475	—	—	—	43 475	—	40 624	—
Total en euros	162 612	210 247	602	—	—	373 461	34 089	801 742	106 714
(Montants bruts en livres sterling)									
ADMINISTRATEURS DIRIGEANTS									
P. Ponsolle	—	—	546	—	—	546	—	840	—
G-C. Chazot	—	—	—	—	—	—	—	665 305*	59 048
P. Lazare	221 395	—	7 874	—	240 532	469 801	12 285	38 219	1 836
ADMINISTRATEURS NON DIRIGEANTS									
R. J. Chapman	—	24 500	—	—	—	24 500	—	24 500	—
V. Cox	—	9 000	—	—	—	9 000	—	—	—
K. Edelman	—	28 000	—	—	—	28 000	—	25 000	—
C. Green	—	26 500	—	—	—	26 500	—	25 500	—
C. Mackay	129 833	31 944	—	—	—	161 777	23 846	100 000	—
Sir Robert Malpas	—	—	—	—	—	—	—	20 853	—
Lord Tugendhat	—	23 000	—	—	—	23 000	—	22 000	—
Total en livres sterling	351 228	142 944	8 420	—	240 532	743 124	36 131	922 217	60 884
Total (en euros)	735 466	443 389	14 335	—	392 308	1 585 497	93 019	2 304 661	205 936

* Y compris une indemnité de £298 413

4.5 *Contrats de Travail et Participation des Administrateurs à des conventions*

(1) Charles Mackay a conclu un contrat de travail avec ESL en date du 26 avril 2001 qui peut être résilié par l'une ou l'autre des deux parties moyennant un préavis de douze mois. Son salaire annuel actuel est de £190 000 (soit environ €309 700) et il bénéficie de cotisations à un plan de retraite.

(2) Richard Shirrefs a conclu un contrat de travail avec ESL en date du 1er janvier 2002, résiliable par l'une ou l'autre partie moyennant un préavis de douze mois. Son salaire annuel actuel est de £275 000 (soit environ €448 250). Il a droit également à une voiture de fonction, une assurance maladie privée et des cotisations à un plan de retraite ainsi qu'au bénéfice d'un plan de bonus.

A l'exception des Conventions Règlementées visées au paragraphe 4.8 ci-dessous, il n'existe aucun contrat ne relevant pas d'opérations courantes ou pouvant avoir un effet significatif sur une société du Groupe, qui ait été signé par une des sociétés du Groupe au cours des deux exercices précédant la date du présent prospectus ou au cours d'exercices antérieurs et dont l'exécution se serait poursuivie au cours du dernier exercice et dans lequel un Administrateur ait un quelconque intérêt.

4.6 *Emprunts et Garanties*

Il n'existe aucun emprunt en cours ni aucune garantie consentis par une société du Groupe Eurotunnel en faveur d'un Administrateur.

4.7 *Adresse des Administrateurs*

L'adresse professionnelle des Administrateurs est, pour ESA : 140-144, boulevard Malesherbes, 75017 Paris, et pour EPLC : Cheriton Parc, Cheriton High Street, Folkestone, Kent CT19 4QS.

4.8 *Conventions Réglementées*

Compte tenu de la spécificité de la structure du Groupe et en particulier du fait que les administrateurs d'ESA sont également les administrateurs d'EPLC, de FM et de CTG et réciproquement, les conventions intra-groupe sont susceptibles d'être qualifiées de conventions réglementées au sens de l'article L. 225-38 du Code de Commerce.

Le rapport spécial des Commissaires aux Comptes sur les conventions réglementées d'ESA en date du 8 février 2002 fait état des conventions suivantes, approuvées au cours d'exercices antérieurs et qui se sont poursuivies en 2001 :

- avances à la société France Manche SA : au 31 décembre 2001, le montant des avances sous formes d'avances actionnaire sans échéance et sans intérêt consenties par ESA à FM était de €1 047 millions ;
- convention d'intégration fiscale notifiée par ESA à l'administration française en décembre 1997 : les filiales intégrées sont FM, Eurotunnel Participations 1 SAS, Eurotunnel Participations 2 SAS et Europorte SAS ;
- contrat de société en participation conclu le 13 août 1986 entre FM, CTG, ESA et EPLC et amendé par les avenants en date des 25 septembre 1986, 23 juillet et 14 octobre 1987. Ce contrat prévoit que FM et CTG sont associées dans une société constituant une société en participation de droit français et un "*partnership*" de droit anglais, ayant pour objet l'exploitation et l'entretien de la Liaison Fixe. Aux termes de ce contrat, les coûts et dépenses supportés par FM et CTG aux fins de cette association sont partagés à parts égales entre FM et CTG, qui apportent à l'association les droits découlants et le bénéfice de tous les contrats et biens dont elles disposent en relation avec l'objet de l'association. FM et CTG partagent les bénéfices ou supportent les pertes de l'association à parts égales ;
- conventions de crédit : ces conventions sont décrites dans le Chapitre VI ("Structure de la Dette") du présent prospectus ;
- contrats relatifs aux sûretés : ces contrats sont décrits dans le Chapitre VI ("Structure de la Dette" – paragraphe 12 relative à la structure des sûretés et des garanties).

5. Gouvernement d'Entreprise

Le Conseil, soucieux de tirer le meilleur parti des standards français et britanniques en matière de gouvernement d'entreprise, confirme que le Groupe respecte les principes du Code du Comité sur le Gouvernement d'Entreprise publié au Royaume-Uni en 1998 et l'essentiel des recommandations des Rapports Viénot publiés en France en 1995 et 1999. Le Groupe a été en conformité avec le Code du Comité sur le Gouvernement d'Entreprise durant toute l'année 2001. Le Conseil Commun d'Eurotunnel est composé de douze (12) administrateurs dont un à des fonctions de direction dans le Groupe. Tous les Administrateurs non dirigeants, sauf Charles Mackay sont des "Administrateurs indépendants" au sens du Rapport Viénot et du Code visé ci-dessus (administrateurs n'exerçant pas des fonctions de direction dans une société du Groupe, ne représentant pas un actionnaire important de la société, ou n'ayant pas de relations telles, notamment avec un partenaire significatif et habituel, commercial ou financier de la société, qu'elles puissent porter atteinte à leur indépendance).

Charles Mackay, bien que non dirigeant mais bénéficiant d'un contrat de travail de droit anglais, n'est pas considéré comme étant un administrateur indépendant. La nomination des administrateurs est soumise à ratification de la plus proche assemblée d'actionnaires. Le mandat des administrateurs est ensuite renouvelable au moins tous les trois ans. Vivienne Cox est devenue Membre du Conseil Commun le 1er juillet 2001, et Richard Shirrefs le 1er janvier 2002. Philippe Lazare a quitté ses fonctions d'administrateur et Directeur Général du Groupe le 31 décembre 2001. Richard Shirrefs lui a succédé dans toutes ses

fonctions le 1er janvier 2002. Le Conseil Commun, qui s'est réuni 8 fois en 2001 (avec un taux moyen de participation des administrateurs de 91%), fonctionne dans le cadre d'une structure où les rôles et responsabilités du Président, du Directeur Général du Groupe et des Administrateurs non dirigeants sont clairement définis. Conformément au Contrat de Concession, le Conseil Commun a la responsabilité de la direction et de la gestion du Groupe Eurotunnel. Le Directeur Général du Groupe est responsable de la gestion du Groupe Eurotunnel dans le cadre défini par le Conseil Commun, certains sujets relevant de la seule compétence du Conseil, tels que la stratégie globale, les budgets, l'approbation des investissements importants et l'examen des sujets opérationnels, juridiques et financiers importants. Le Conseil Commun suit également la recommandation du Code du Comité sur le Gouvernement d'Entreprise qui prévoit la désignation d'un Administrateur indépendant senior, autre que le Président, à qui il est possible de s'adresser en cas de besoin. Ce rôle était assuré par Charles Mackay, jusqu'à sa nomination en qualité de Président du Conseil Commun en avril 2001. Ensuite le Conseil Commun a décidé qu'il serait opportun, compte tenu du caractère binational d'Eurotunnel, d'avoir deux administrateurs indépendants senior, un en France et un en Angleterre, et a désigné le Baron Guy de Wouters et Lord Tugendhat.

Le Conseil a mis en place plusieurs comités, dont les plus importants sont les suivants :

- Le **Comité d'Audit**, présidé par le Baron Guy de Wouters (Administrateur non dirigeant) est composé de 4 autres Administrateurs non dirigeants (Vivienne Cox, Keith Edelman, Philippe Lagayette et Charles Petruccelli). Le Comité d'Audit rencontre au moins trois fois par an les auditeurs internes et externes, ainsi que les membres de la direction, afin de veiller à la qualité de l'information financière communiquée aux actionnaires, de surveiller les systèmes de contrôle interne, et de faciliter la communication entre le Conseil Commun et les auditeurs internes et externes. Le Comité d'Audit revoit, en particulier, les rapports et comptes semestriels et annuels avant leur présentation au Conseil, et étudie toute question soulevée par les auditeurs. Le directeur de l'Audit Interne a accès directement au Président du Comité d'Audit. Le Comité s'est réuni 4 fois en 2001.

- Le **Comité de Rémunération**, présidé par Roy Chapman (Administrateur non dirigeant) est composé de 5 autres Administrateurs non dirigeants (Michel Combes, Keith Edelman, Philippe Lagayette, Lord Tugendhat et le Baron Guy de Wouters). Ce Comité examine la politique de remunération des dirigeants du Groupe et formule des recommandations au Conseil sur la rémunération du Président et du Directeur Général du Groupe. Les jetons de présence alloués aux Administrateurs non dirigeants sont fixés directement par le Conseil, dans les limites approuvées par les actionnaires. Le Comité fait appel à des conseils externes indépendants sur les questions de rémunération en France et au Royaume-Uni. Le Comité s'est réuni 4 fois en 2001.

- Le **Comité de Nomination**, auquel participent le Président du Conseil Commun et les membres du Comité de Rémunération, a pour mission de proposer la nomination de nouveaux Administrateurs. Le Comité s'est réuni 2 fois en 2001.

- Le **Comité de Sécurité**, présidé par Chris Green (Administrateur non dirigeant), est composé de 4 autres Administrateurs non dirigeants (Michel Combes, Vivienne Cox, Yves Déjou et Charles Petruccelli). Le Comité reçoit des rapports mensuels et supervise la documentation relative à la sécurité, surveille l'élaboration des règles d'exploitation et de sécurité ainsi que la sécurité des opérations d'exploitation. Le directeur de la Sécurité a accès directement au Président du Comité de Sécurité. Le Comité s'est réuni 4 fois en 2001.

Le Président et le Directeur Général du Groupe assistent aux réunions des comités, si nécessaire.

Par ailleurs, Eurotunnel s'est conformé, comme demandé par "*The Listing Rules of the UK Listing Authority*", aux dispositions sur le contrôle interne figurant dans le Code du Comité sur le Gouvernement d'Entreprise, en mettant en œuvre tout au long de l'année 2001 les procédures recommandées par le Comité Turnbull[12]; celles-ci sont décrites ci-dessous.

Le Conseil doit s'assurer (i) que les risques significatifs auxquels Eurotunnel est exposé et que l'efficacité du système de contrôle interne pour y faire face, sont revus au moins une fois par an, (ii) que les

12 Ce comité britannique a édicté des recommandations relatives à la mise en œuvre de procédures de contrôle interne permettant à une entreprise d'identifier, évaluer et gérer les risques auxquels elle doit faire face dans tous les domaines de son activité.

faiblesses du contrôle interne sont identifiées et corrigées, et (iii) que le contrôle interne et la maîtrise des risques font partie intégrante de l'activité opérationnelle d'Eurotunnel.

Le Conseil et les comités opérationnels évaluent en permanence les risques auxquels le Groupe est confronté. Des responsabilités clairement définies ont été attribuées dans les domaines clés tels que l'assurance, la gestion de trésorerie, l'évaluation des projets d'investissement et la sécurité du traitement des données. D'autres risques relèvent de la compétence des Comités d'Audit, de Rémunération ou de Sécurité. Une procédure formelle d'identification et d'évaluation des risques les plus importants pour Eurotunnel est engagée en octobre chaque année. Cette évaluation est revue par le Comité d'Audit (composé de 5 Administrateurs non dirigeants) ; le Conseil est ensuite informé des risques les plus sérieux. Le département Audit Interne assure une revue régulière de l'efficacité du système interne de contrôle pour les maîtriser. Le Comité d'Audit reçoit régulièrement tout au long de l'année des rapports de l'Audit Interne sur ces questions.

En cas d'identification d'une défaillance dans le contrôle interne, l'Audit Interne établit un rapport et convient d'un plan d'action pour y remédier avec les responsables concernés. Le Comité Exécutif du Groupe étudie régulièrement ces plans qui sont également présentés en résumé au Comité d'Audit.

Le directeur de l'Audit Interne rend compte au Directeur Général du Groupe et a un accès direct au Président du Comité d'Audit. En fin d'année, l'Audit Interne présente au Conseil un rapport sur les principaux mécanismes de contrôle au sein d'Eurotunnel et sur le traitement de la gestion des risques ainsi qu'un résumé de l'information communiquée au Comité d'Audit et au Comité Exécutif du Groupe sur les risques majeurs de la société.

Il existe un système complet et détaillé d'établissement de rapports financiers au Conseil, basé sur un plan à trois ans, un budget annuel, des prévisions trimestrielles et des rapports mensuels sur le résultat d'exploitation et les résultats financiers. L'évolution du fonds de roulement ainsi que des indicateurs relatifs à l'exploitation sont surveillés en permanence et communiqués au Conseil. Le Conseil reconnaît que tout système de contrôle quel qu'il soit ne peut que prévenir et non éliminer tout risque pour Eurotunnel de ne pas atteindre ses objectifs opérationnels ; il ne peut procurer une assurance absolue contre les risques d'inexactitudes ou pertes significatives. C'est dans cet esprit qu'il est procédé à des révisions permanentes, supervisées par le Comité d'Audit et le Conseil, des risques principaux auxquels Eurotunnel est exposé ainsi que de leur étendue.

6. Plans de bonus

6.1 Plan de bonus annuel des cadres

Eurotunnel dispose d'un plan de bonus attribuable de façon discrétionnaire à ses cadres en fonction d'une part, de la réalisation par le Groupe d'un objectif de résultat d'exploitation (avant amortissement, frais financiers et impôts) et d'autre part de certains objectifs en termes de qualité du service. Selon les règles applicables en 2002, le montant individuel de chaque attribution ne pouvait excéder 60% du salaire du cadre de niveau senior le plus élevé ou 30% du salaire du cadre appartenant aux deux niveaux immédiatement en dessous. A ces niveaux, 30% du bonus dépendra de la réalisation d'une performance en termes de qualité du service, le reste étant lié à la performance financière. Le montant maximal attribuable aux autres participants du plan de bonus réservé aux cadres ne peut excéder 9% du montant total des salaires payables aux participants du plan, au niveau immédiatement en dessous des trois niveaux principaux et aucun participant ne peut recevoir un bonus représentant plus de 24% de son salaire. Le montant payable à chaque participant est basé en partie sur les performances individuelles.

6.2 Plans de bonus annuel collectif

Eurotunnel met également en œuvre un autre plan de bonus collectif dont tous les salariés à l'exception des dirigeants du Groupe appartenant aux trois niveaux les plus importants peuvent bénéficier et qui est fondé sur les mêmes objectifs que le plan réservé aux cadres. Le montant global des bonus au titre de l'année 2002 ne peut dépasser 6% de la masse salariale des bénéficiaires du plan, dont 3% dépendent des performances financières du Groupe et 3% de trois autres critères : sécurité, qualité du service et absentéisme.

6.3 Plan de bonus collectif complémentaire

Eurotunnel avait mis en place à partir de 1997 un plan complémentaire de bonus pour les Administrateurs dirigeants et pour certains cadres dirigeants du Groupe. Ce plan a été progressivement remplacé par l'attribution d'options de souscription et l'allocation faite au titre de 1999 a été la dernière.

Le montant du bonus annuel revenant à chaque bénéficiaire était déterminé à la fin de chaque période de référence de douze mois et converti, en ce qui concerne les bénéficiaires titulaires d'un contrat britannique, en Unités au prix du marché à cette date. Ces Unités sont transférées à leurs bénéficiaires par tiers à l'issue de chacune des trois années qui suivent. Les cadres titulaires d'un contrat français recoivent l'équivalent en numéraire de la valeur des Unités le jour du transfert de celles-ci aux bénéficiaires titulaires d'un contrat anglais. La dernière allocation d'Unités et le dernier paiement en numéraire s'effectuera en 2003.

L'attribution du bonus à chacun des attributaires était fonction de sa performance personnelle au regard des objectifs fixés et était exprimée en pourcentage de la masse salariale des bénéficiaires du plan (normalement dans une fourchette de 0 à 30%), plafonnée à 50% du salaire de chaque bénéficiaire.

Si l'un des bénéficiaires quitte le Groupe pendant cette période de trois ans (sauf en cas de départ à la retraite, de maladie, de décès, etc.), il perd ses droits au titre du plan, sauf décision contraire du Comité de Rémunération dans certaines circonstances exceptionnelles.

En France, ces bonus entrent dans l'assiette des rémunérations soumises aux cotisations légales de retraite, ce qui n'est pas le cas en Grande Bretagne.

Au cours de l'exercice 2001, les bénéficiaires de bonus complémentaire alloué en 1997, 1998 et 1999 ont reçu un tiers de chaque attribution. En conséquence, Patrick Ponsolle a reçu une somme et des Unités pour une valeur totale inférieure de €4 716 aux montants initiaux des attributions. Cette différence est due à l'évolution du cours du titre depuis la date des attributions.

7. Plans d'options de souscription d'Unités Eurotunnel et Plan d'Epargne Entreprise

7.1 Plans d'options de souscription

Le présent paragraphe 7 du Chapitre VIII résume les principales caractéristiques des Plans d'option de souscription autorisés par les assemblées générales d'ESA et d'EPLC du 6 mai 1999. Il ne fait pas pour autant partie intégrante desdits Plans et ne saurait en aucun cas constituer une interprétation des règlements des Plans.

7.2 Résumé des principales dispositions des Plans français et britanniques d'options de souscription et du Plan d'épargne salariale britannique d'Eurotunnel.

7.2.1 Royaume-Uni

Les Plans d'options de souscription britannique consistent en deux plans d'options de souscription distincts permettant à EPLC et ESA d'attribuer des options de souscription d'Unités aux dirigeants sociaux et employés d'Eurotunnel Services Limited (ESL) et d'autres entités britanniques du Groupe Eurotunnel. L'un des deux plans bénéficie de dispositions fiscales spécifiques, ayant été approuvé par les autorités fiscales britanniques (le Plan britannique agréé) et l'autre non (le Plan britannique non agréé).

Les Plans d'options de souscription britanniques respectent les recommandations des associations d'investisseurs institutionnels britanniques dans la mesure où elles sont appropriées compte tenu du contexte unique d'Eurotunnel. Il est notamment prévu que l'exercice des options soit subordonné à la réalisation d'objectifs de performance d'Eurotunnel. Afin de refléter les différentes pratiques en vigueur au Royaume-Uni et en France, (où il est courant que l'attribution d'options de souscription soit fonction de la performance individuelle), il a été décidé que, les attributions d'options au titre des plans britanniques seraient subordonnées à la performance individuelle, mais également en ce qui concerne leur exercice, à une condition de performance générale. A ce jour, la condition de performance générale de toutes les attributions effectuées depuis 1999, est que le cours de l'Unité progresse d'un taux annuel supérieur de 4% à la moyenne des indices mensuels britannique et français des prix à la consommation (détaillés ci-dessous) au cours d'une période de trois ans minimum.

Par ailleurs, un autre plan a été mis en place ; un Plan d'épargne salariale britannique (*The Share Save Scheme*), approuvé par les autorités fiscales britanniques. Ce plan permet d'attribuer des options à tous les employés des sociétés britanniques du Groupe à des conditions avantageuses.

7.2.2 France

Un Plan français d'options de souscription a été mis en place, conjointement par EPLC et ESA, pour les dirigeants sociaux et employés de Eurotunnel Services GIE et d'autres sociétés françaises du Groupe. Les attributions d'options de souscription au titre de ce plan sont subordonnées à la condition de performance générale exposée ci-dessus.

Un Plan d'Epargne d'Entreprise a également été mis en place en France, offrant au personnel des sociétés et entités françaises du Groupe la possibilité d'épargner et de devenir actionnaires d'Eurotunnel à des conditions avantageuses (voir paragraphe 7.7 du Chapitre VIII).

7.3 Principales dispositions des Plans d'options de souscription français et britanniques

7.3.1 Dispositions générales applicables aux Plans français et britanniques

Au titre des Plans français et britanniques, des options de souscription d'Unités Eurotunnel peuvent être attribuées par le Conseil d'Administration d'ESA en ce qui concerne les actions ESA et par celui d'EPLC en ce qui concerne les actions d'EPLC, sur recommandation du Comité de Rémunération d'ESA et EPLC.

En application des plans britanniques seulement, des options d'achat d'Unités Eurotunnel peuvent être attribuées par le *trustee* du *employee benefit trust* d'Eurotunnel ou tout autre *employee benefit trust* désigné à cet effet par Eurotunnel Services Limited, après consultation du Comité de Rémunération. Eurotunnel Trustees Limited est le *trustee* du *employee benefit trust* d'Eurotunnel dont les Administrateurs sont R. Chapman, M. Combes, K. Edelman, C. Tugendhat et G. de Wouters.

a. Bénéficiaires

En principe, seuls les dirigeants sociaux et les employés des sociétés ou autres entités du Groupe Eurotunnel consacrant la majeure partie de leur temps au service de ces sociétés (et qui, s'agissant des Plans britanniques, n'atteindront pas dans les deux années qui suivent l'attribution d'une option, l'âge normal de départ en retraite) peuvent se voir attribuer des options.

b. Prix d'exercice

Le prix d'achat ou de souscription d'une Unité par exercice d'une option ne pourra être inférieur à l'une des trois valeurs suivantes :

(i) valeur nominale d'une Unité,

(ii) le cours d'une Unité le jour précédant celui de l'attribution de l'option, et

(iii) la moyenne des cours cotés de l'Unité aux 20 séances d'Euronext Paris (en ce qui concerne le plan français) et du *London Stock Exchange* (en ce qui concerne le plan britannique), précédant la date d'attribution des options.

c. Attribution des options

Les options peuvent être attribuées dans les 42 jours décomptés, au plus tôt à partir du 3ème jour suivant la publication des comptes semestriels ou annuels d'ESA et d'EPLC. Dans des circonstances exceptionnelles, il peut être procédé à l'attribution d'options en dehors de ces périodes. En application des articles L.225-177 al.5 du Code de Commerce modifié par la loi n°2001-420 du 15 mai 2001, les options de souscription ne peuvent être consenties, ni dans le délai de dix séances de bourse précédant et suivant la date à laquelle les comptes consolidés ou à défaut les comptes annuels, sont rendus publics, ni dans le délai compris entre la date à laquelle les organes sociaux de la société ont connaissance d'une information qui, si elle était rendue publique, pourrait avoir une incidence significative sur le cours des titres de la société, et la date postérieure de dix séances de bourse à celle où cette information est rendue publique. De plus, aucune option ne peut être attribuée avant l'expiration d'un délai de 20 jours, après la date de détachement d'un coupon donnant droit à un dividende ou à une augmentation de capital d'ESA ou d'EPLC.

d. Levée d'options

La levée d'options est soumise à une condition objective de performance. Lors des premières attributions, il a été décidé que les options ne pourront être levées que si le cours de l'Unité a augmenté d'un

taux annuel supérieur d'au moins 4% à la moyenne de "*the Underlying UK Index Retail of Prices*" et de l'Indice Mensuel des Prix à la Consommation hors tabac – ensemble des ménages, au cours d'une période de trois ans minimum.

Les options ne peuvent être en principe levées, en totalité ou en partie, que par les titulaires d'options, toujours employés du Groupe au moment de la levée d'options. Pour autant que la condition de performance générale ait été satisfaite, les options pourront être levées à tout moment pendant une période de 3 ans à 10 ans, à compter de leur date d'attribution.

La levée anticipée est toutefois admise dans un nombre de circonstances particulières, notamment en cas de licenciement (sous réserve de certaines conditions) ou de prise de contrôle, de fusion ou de liquidation d'Eurotunnel. Les options peuvent en principe être exercées au plus tard 6 mois après la survenance d'un tel événement. Toutefois, certaines catégories de titulaires d'options dont les fonctions au sein du Groupe auraient pris fin, pourraient être autorisées par le Conseil à conserver les options attribuées au titre du plan britannique agréé pour une plus longue période afin de conserver le régime fiscal de faveur de leurs options.

e. Généralités

Les Unités nouvelles créées suite à la levée d'options ont même rang que les Unités en circulation.

Eurotunnel devra prendre les mesures nécessaires pour l'admission en bourse des Unités émises suite aux levées d'options.

Les bénéfices tirés des options ne sont pas soumis au Royaume-Uni à cotisation par Eurotunnel à un quelconque fonds de retraite. En France, ces bénéfices peuvent être soumis à cotisation dans certaines circonstances.

f. Nombre d'Unités pouvant faire l'objet d'options

Limitation individuelle – Une option ne peut être attribuée que si le total de la valeur des Unités pouvant être souscrites ou acquises au titre des options attribuées en application d'un plan d'options (à l'exception toutefois du plan d'épargne britannique – "*Share Save Scheme*") n'excède pas, à la date d'attribution d'une option, et pour un bénéficiaire, huit fois sa rémunération annuelle.

Limitation totale – Le nombre total d'Unités pouvant être émises par l'exercice d'options de souscription non encore levées, attribuées au titre de ces plans pendant une période de cinq ans à compter de la date d'adoption de ces plans, ne peut excéder 3,5% des Unités en circulation.

g. Modification du capital social

En cas de modification du capital social d'ESA et d'EPLC, le nombre et le prix des Unités à souscrire peuvent faire l'objet d'ajustements, conformément aux règlements des plans et à la loi applicable et, s'agissant du plan britannique agréé, sous réserve de l'approbation des autorités fiscales britanniques.

h. Modification des plans

Les règlements des Plans d'options peuvent être modifiés après consultation du Comité de Rémunération. Aucune modification ne peut être apportée aux dispositions relatives aux conditions de participation aux plans, aux règles relatives aux droits des titulaires d'options, aux conditions des options, aux limitations ci-dessus ou aux règles concernant la modification du capital social, dès lors qu'elles sont au bénéfice des titulaires d'options, sans l'accord préalable des actionnaires d'EPLC et, si nécessaire, d'ESA en Assemblée (à l'exception, de changements mineurs pour faciliter l'administration des plans, pour tenir compte d'un changement dans la loi, ou pour obtenir ou maintenir un avantage fiscal, un régime de contrôle de change ou un traitement favorable aux titulaires d'options, à ESA ou EPLC ou à toute autre entité du Groupe). Toute modification apportée au plan britannique agréé devra avoir reçu au préalable l'approbation des autorités fiscales britanniques.

7.3.2 Règle particulière au Plan britannique agréé

La valeur des Unités comprises dans les options attribuées à un bénéficiaire au titre du Plan britannique agréé, autre que le plan d'épargne salariale, ne doit pas dépasser £30 000 ou tout autre limite

fixée par la loi (la valeur des Unités étant appréciée à la date d'attribution des options). Au delà de ce montant, les options sont attribuées dans le cadre du Plan britannique non agréé par les autorités fiscales.

7.4 Plan d'Epargne salariale britannique (Share Save Scheme)

Le Plan d'Epargne salariale britannique est un plan destiné aux dirigeants sociaux et employés des sociétés britanniques du Groupe Eurotunnel, conçu de sorte à recevoir l'approbation des autorités fiscales britanniques. Les principales caractéristiques de ce Plan d'Epargne sont les suivantes :

7.4.1 Bénéficiaires et contrats d'épargne

Tous les employés et les dirigeants d'Eurotunnel Services Limited (ESL) et ses filiales ayant plus de 6 mois d'ancienneté dans le Groupe peuvent participer au Plan d'épargne salariale britannique. La participation des autres employés ou dirigeants de ESL et de ses filiales peut être autorisée par le Conseil.

Tout titulaire souhaitant participer au Plan d'Epargne salariale britannique doit auparavant souscrire un contrat auprès d'un organisme d'épargne agréé, en vertu duquel il s'engage à verser mensuellement un montant entre £5 et £250, rémunéré au taux en vigueur, pendant une période de 3 à 5 ans et recevra une prime de l'organisme d'épargne à la fin de la période d'épargne. Par ailleurs, il pourra choisir de maintenir les sommes ainsi épargnées auprès de l'organisme d'épargne pendant une période de deux ans supplémentaires en contrepartie d'une prime plus élevée. Les sommes ainsi épargnées pourront être utilisées à l'exercice d'options attribuées lors de l'ouverture du contrat d'épargne du salarié.

7.4.2 Invitation à participer

Les invitations à participer au plan d'épargne et à recevoir des options en conséquence pourront être adressées aux dirigeants sociaux et employés répondant aux conditions pour participer au Plan d'Epargne, dans les 42 jours qui suivront la publication des résultats semestriels ou annuels du Groupe.

Dans des circonstances exceptionnelles, des invitations à participer pourront être envoyées en dehors de ces périodes. En application de l'article L.225-177 al.5 du Code de Commerce, les options de souscription ne peuvent être consenties, ni dans le délai de dix séances de bourse précédant et suivant la date à laquelle les comptes consolidés ou à défaut les comptes annuels, sont rendus publics, ni dans le délai compris entre la date à laquelle les organes sociaux de la société ont connaissance d'une information qui, si elle était rendue publique, pourrait avoir une incidence significative sur le cours des titres de la société et la date postérieure de dix séances de bourse à celle où cette information est rendue publique. De plus, aucune option ne pourra être attribuée avant l'expiration d'un délai de 20 jours après la date de détachement d'un coupon donnant droit à un dividende ou à une augmentation de capital d'ESA ou d'EPLC.

7.4.3 Prix d'achat ou de souscription

Le prix de souscription des Unités à émettre au titre des options sera notifié aux participants au moment de l'attribution des options et ne pourra être inférieur à la plus élevée des trois valeurs suivantes :

(i) la valeur nominale d'une Unité Eurotunnel ;

(ii) 80% du cours d'une Unité (publié à la *Daily Official List* du *London Stock Exchange*) le jour précédant celui de l'attribution de l'option, et

(iii) 80% de la moyenne des cours de l'Unité à l'ouverture des 20 séances du *London Stock Exchange* précédant la date d'attribution des options ou toute autre montant minimum imposé par la loi.

7.4.4 Attribution des options

Le prix total des Unités à souscrire par exercice des options ne pourra être supérieur à la somme des montants épargnés et de la prime due à l'échéance du contrat d'épargne. Le nombre maximum d'Unités pouvant être émises au titre d'une invitation à participer au Plan pourra être fixé et dans ce cas si les demandes sont supérieures à ce nombre, elles seront réduites à due concurrence. Les options (qui porteront normalement sur des Unités nouvelles, mais qui pourront porter sur des Unités existantes) seront généralement attribuées dans les 30 jours à compter de l'envoi des invitations à participer.

7.4.5 Levée des options

Les options devront en principe être levées au cours de la période des 6 mois qui suivront la date d'échéance du contrat d'épargne (date d'attribution de la prime) et au terme de laquelle elles deviendront caduques. La levée anticipée des options sera toutefois admise dans certaines circonstances et notamment

pour cause de licenciement (sous réserve de certaines conditions), de prise de contrôle, de fusion ou de liquidation d'Eurotunnel.

Si les options sont exercées avant la date d'attribution de la prime, elles peuvent uniquement être exercées avec le produit des sommes épargnées jusqu'à cette date, plus les intérêts.

7.4.6 Modification du capital social

En cas de modification du capital social d'ESA et d'EPLC, le nombre et le prix des Unités à souscrire pourront faire l'objet d'ajustements conformément aux règlements des plans et à la loi applicable et devront être soumis à l'approbation des autorités fiscales britanniques.

7.4.7 Généralités

Les Unités créées par la levée d'options ont même rang que les Unités en circulation. Eurotunnel prendra les mesures nécessaires pour l'admission de ces Unités nouvelles au *London Stock Exchange*, à Euronext Paris et Euronext Bruxelles.

Les options attribuées ne pourront être vendues, transférées ou nanties, et toute contravention à ces dispositions entraînera la forclusion immédiate des options.

En cas de départ du Groupe, le titulaire des options n'aura aucun droit à indemnité du seul fait de la perte de ses options.

Les bénéfices tirés du Plan d'Epargne ne sont pas soumis au Royaume-Uni à cotisation à un quelconque fonds de retraite.

Le Plan d'Epargne expirera cinq ans après la date de son adoption.

7.4.8 Modification du Plan d'Epargne salariale britannique

Les modifications (y compris les changements nécessaires ou opportuns afin d'obtenir l'accord des autorités fiscales britanniques) peuvent être apportées au Plan d'Epargne. Toutefois aucun changement ne pourra être apporté aux dispositions concernant :

(i) les conditions d'éligibilité;

(ii) les limites visées au paragraphe 7.5 ci-dessous et les règles concernant la modification du capital social visées au paragraphe 7.4.6 ci-dessus ;

(iii) les règles régissant le droit des titulaires d'options et les conditions des options ;

(iv) le nombre maximum d'options pouvant être attribuées à un bénéficiaire

qui seraient au profit des titulaires d'options, sans l'autorisation préalable des actionnaires d'EPLC et, si nécessaire, des actionnaires d'ESA (à l'exception de changements mineurs pour faciliter l'administration des plans, ou pour tenir compte d'un changement dans la loi, ou obtenir ou maintenir un avantage fiscal, un régime de contrôle de change ou un traitement favorable aux titulaires d'options ou au Groupe). Toute modification devra avoir reçu au préalable l'approbation des autorités fiscales britanniques.

7.5 Nombre total d'Unités pouvant être émises par exercice d'options

Le nombre total d'Unités pouvant être émises suite à l'exercice d'options, non encore levées, attribuées au titre de ce Plan ou de tout autre plan d'options de souscription à des Unités pendant une période de cinq ans à compter de la date d'adoption ne peut excéder 3,5% des Unités en circulation.

7.6 Détails des options consenties aux dirigeants et aux dix premiers salariés du Groupe

Options de souscription ou d'achat d'actions consenties à chaque mandataire social et options levées par ces derniers	**Nombre d'options attribuées/d'actions souscrites ou achetées**	**Prix**	**Dates d'échéance**
Options consenties durant l'exercice 2001 à chaque mandataire social par l'émetteur et par toute société du Groupe (liste nominative) – Bénéficiaire : P. Lazare	575 052	£0,77	(Ces options expireront le 30 juin 2002 suite au départ de P. Lazare)
Options levées durant l'exercice par chaque mandataire social (liste nominative)	0	—	—

Options de souscription ou d'achat d'actions consenties aux dix premiers salariés du Groupe* non mandataires sociaux attributaires et options levées par ces derniers	**Nombre d'options attribuées/d'actions souscrites ou achetées**	**Prix moyen pondéré**
Options consenties, durant l'exercice 2001, aux dix salariés du Groupe, dont le nombre d'options ainsi consenties est le plus élevé (information globale)	1 161 075*	£0,77
	404 704	€1,26
	Total : 1 565 779	
Options levées, durant l'exercice, par les dix salariés du Groupe, dont le nombre d'options ainsi achetées ou souscrites est le plus élevé (information globale)	0	

* Dont 255 276 attribuées à R. Shirrefs (non mandataire social en 2001).

7.7 ***Plan Epargne Entreprise***

Un Plan d'Epargne Entreprise a été mis en place en octobre 1999 pour les employés d'ESGIE. Les salariés désirant épargner peuvent choisir entre deux types de plan d'épargne :

- «Fructi-Sécurité Plus» : un plan en fonds diversifiés dont l'objectif est d'obtenir une rémunération légèrement supérieure au taux des livrets classiques ;
- «Actionnariat Eurotunnel» : un plan en Unités dont l'objectif est de faire bénéficier pleinement les salariés de l'entreprise de la valorisation de l'Unité Eurotunnel en vue de la constitution d'un capital à moyen et long termes.

Le Fonds Commun de Placement Actionnariat Eurotunnel est accessible aux employés ayant au moins 3 mois d'ancienneté dans l'entreprise et permet d'épargner jusqu'à 25% de leur rémunération annuelle brute. La Société abonde à raison de 25% des versements effectués par les employés.

Au 31 décembre 2001, 1 357 510 Unités Eurotunnel étaient détenues par le Fonds Commun de Placement, pour le compte de 1 290 employés d'ESGIE.

8. Principaux lieux d'établissements

Eurotunnel détient le terminal français de Coquelles (environ 476 hectares) et le terminal britannique de Folkestone (environ 150 hectares), en vertu de droits consentis par les gouvernements français et britannique.

9. Principales filiales

ESA et EPLC sont les sociétés holdings du Groupe. Le nom des différentes filiales du Groupe, ainsi que leur activité et leur pourcentage de détention par le Groupe sont indiqués au paragraphe 1.2.6 de ce Chapitre VIII. Les filiales d'ESA sont domiciliées au 140-144, boulevard Malesherbes 75017 Paris, et celles

d'EPLC sont domiciliées à Cheriton Parc, Cheriton High Street, Folkestone, Kent CT 194 QS, à l'exception de Gamond Insurance Company Limited domiciliée à Alexander House, 13-15 Victoria Road, St. Peter Port, à Guernesey GY1 4LU.

Un organigramme du Groupe figure au paragraphe 1.2.6 du Chapitre VIII ci-dessus.

10. Sûretés

Les Administrateurs n'ont pas connaissance de sûretés grevant des Unités qui seraient de nature à porter atteinte à la liquidité du marché des Unités.

11. Clients et fournisseurs importants

11.1 Clients

Les 13 plus gros clients du Service Navettes Fret représentent 10% environ du chiffre d'affaires du Groupe. Aucun de ces clients ne représente individuellement plus de 3% du chiffre d'affaires du Groupe. Par ailleurs, une portion significative du chiffre d'affaires du Groupe est générée par la Convention d'Utilisation décrite dans les Chapitres I et VII.

11.2 Fournisseurs

Le Groupe estime n'être dépendant de manière significative d'aucun fournisseur (voir aussi ce qui est précisé au paragraphe 4.2 du Chapitre IV).

12. Contrats importants

Les contrats ci-dessous énumérés, qui ne relèvent pas d'opérations courantes, ont été conclus par ou pour le compte des sociétés du Groupe au cours des deux années précédant la date du présent prospectus ou ont été conclus à un moment quelconque et contiennent une obligation ou un droit important pour les sociétés du Groupe à la date du présent prospectus :

(1) le Contrat de Concession décrit au paragraphe 1.2 du Chapitre VII ;

(2) la Convention d'Utilisation décrite au paragraphe 2 du Chapitre VII ;

(3) un contrat conclu le 29 janvier 1998 entre, notamment, les Emprunteurs, EPLC, ESA, certains autres membres de l'"*Owning Group*", les Agents, les Banques, la BEI, la CECA et les anciens prêteurs senior en vue de la mise en œuvre de la Restructuration Financière et aux termes duquel la structure de la Dette, telle que détaillée au Chapitre VI, fût mise en place et un total de 769 230 800 Unités fut émis au bénéfice des détenteurs de la Dette Junior de l'époque ;

(4) la Convention de Crédit plus amplement détaillée au paragraphe 1 du Chapitre VI ci-dessus ;

(5) l'Accord entre les Prêteurs plus amplement détaillé au paragraphe 17 du Chapitre VI ci-dessus ;

(6) un sixième acte modificatif en date du 7 avril 1998 entre, notamment, The Law Debenture Trust Corporation plc (le "*Security Trustee*"), les Agents, certaines sociétés du Groupe Eurotunnel et le *Bond Trustee* modifiant et réitérant un acte intitulé "*Trust Deed*" en date du 16 décembre 1987 qui régissait la procédure de distribution des produits issus de la réalisation des sûretés consenties aux Prêteurs et faisait état des changements intervenus en matière de sûretés à la suite de la Restructuration Financière ;

(7) un "*owning group guarantee*" en date du 7 avril 1998 entre, notamment, certaines sociétés du Groupe Eurotunnel, les Agents et le *Bond Trustee* qui a réitéré les garanties croisées consenties par certaines sociétés du Groupe Eurotunnel et étendu le bénéfice de ces garanties croisées au profit du *Bond Trustee*;

(8) un "*debenture*" en date du 7 avril 1998 entre certaines sociétés du Groupe Eurotunnel, les Agents et le "*Security Trustee*" en vertu de laquelle certaines sociétés du Groupe Eurotunnel ont constitué des sûretés particulières et générales sur leurs actifs présents et futurs en garantie du remboursement des montants dus aux Prêteurs et aux titulaires de Nouveaux Instruments ;

(9) un contrat-cadre de sûretés en date du 7 avril 1998 entre, notamment, certaines sociétés du Groupe Eurotunnel et les Agents en vertu duquel les dispositions relatives aux sûretés

constituées sur les actifs d'Eurotunnel situés en France ont été modifiées suite à la Restructuration Financière ;

(10) un contrat portant création des Obligations de Stabilisation ("*stabilisation note constituting trust deed*") en date du 7 avril 1998 entre certaines sociétés du Groupe Eurotunnel et le Bond Trustee ;

(11) un contrat portant création des ORU ("*Equity Note Constituting Trust Deed*") en date du 7 avril 1998 entre certaines sociétés du Groupe Eurotunnel et le *Bond Trustee* ainsi que le premier et le second *Supplemental Trust Deeds* ;

(12) un contrat en date du 7 avril 1998 portant création des Obligations Participantes ("*participating loan note constituting trust deed*") conclu entre certaines sociétés du Groupe Eurotunnel et le *Bond Trustee* ;

(13) un "*master agency agreement*" en date du 7 avril 1998 entre notamment certaines sociétés du Groupe Eurotunnel, et le *Bond Trustee* en vertu duquel certains agents ont été nommés aux fins d'assurer la gestion des ORU, des Obligations Participantes, des Obligations de Stabilisation et des Obligations à Taux Révisable ;

(14) un "*master deed*" en date du 7 avril 1998 entre les Emprunteurs et le *Bond Trustee* contenant certaines stipulations qui sont réputées applicables aux contrats portant création des ORU, des Obligations Participantes, et des Obligations de Stabilisation et à toutes émissions futures d'Obligations à Taux Révisable ;

(15) un "*designated accounts agreement*" en date du 7 avril 1998 entre, notamment, les Emprunteurs et les Agents contenant certaines stipulations applicables au fonctionnement et au contrôle des comptes bancaires d'Eurotunnel ;

(16) un "*consolidated agreement*" en date du 7 avril 1998 relatif au partage des sûretés entre, notamment, les Agents, la BEI, la CECA, certaines sociétés du Groupe Eurotunnel et le "*Security Trustee*" en vue de permettre l'exécution forcée des obligations des autres parties audit contrat et le partage des produits issus de la réalisation des sûretés ;

(17) un contrat en date du 7 avril 1998 modifiant un accord direct conclu le 4 novembre 1987 entre, notamment, certaines sociétés du Groupe Eurotunnel, les Agents, la BEI, la CECA, le "*Bond Trustee*", British Railways Board et la SNCF et portant sur le fonctionnement de la Convention d'Utilisation en cas de survenance de la substitution ;

(18) un contrat en date du 13 février 1998 entre CTG, FM, le *Secretary of State for the Environment,* Transport and the Regions et le Ministère de l'Equipement, des Transports et du Logement en vertu duquel, notamment (i) les gouvernements français et britannique sont convenus d'étendre la durée de la Concession de 65 à 99 années pour expirer en 2086 sous réserve toutefois de l'obtention de toutes autorisations nécessaires, et (ii) Eurotunnel a accepté de payer aux gouvernements une somme totale annuelle, incluant toutes les formes d'imposition sur les sociétés égale à 59% des bénéfices avant impôts sur la période d'extension de la durée de la Concession ;

(19) un "*share warrant instrument*" signé le 13 février 1998 par EPLC et une décision du Conseil d'Administration d'ESA en date du 13 février 1998 aux termes desquels les Bons 2003 ont été émis ;

(20) les Conventions de Crédit Senior plus amplement détaillées au paragraphe 8 du Chapitre VI ci-dessus ;

(21) un contrat en date du 29 mars 1999 entre les gouvernements français et britannique, CTG et FM relatif à l'extension de la période de Concession jusqu'en 2086 ;

(22) Un contrat en date du 12 octobre 2000 entre ESA et Tunnel Junior Debt Holdings Limited (« TJDHL ») aux termes duquel ESA a convenu, dans le cadre de l'appel d'offres lancé par TJDHL en octobre 2000 visant à acquérir de la Dette Junior, à lui fournir les services suivants : (i) assister TJDHL sur la méthode d'acquisition de la Dette Junior et (ii) fournir des informations à TJDHL quant aux détenteurs susceptibles de lui céder de la Dette Junior, ainsi que des informations sur le Groupe pour les besoins de la documentation relative à l'appel d'offre et de la notation de crédit des fonds levés pour le financer. Les sommes dues par TJDHL

à ESA au titre de ces services sont égales au montant du paiement différé recu par TJDHL de FLF en vertu du contrat entre TJDHL et FLF en date du 28 février 2001. Selon les termes de ce contrat, FLF est tenue de verser à TJDHL un paiement différé au titre de l'achat par FLF de la Dette Junior acquise par celle-ci de TJDHL. Le montant de ce paiement différé est pour l'essentiel égal à la différence entre le montant total recu par FLF lors du remboursement de la Dette Junior qu'elle détient et le montant reversé par FLF aux détenteurs des obligations qu'elle a émises pour financer l'acquisition de la Dette Junior achetée à TJDHL ;

(23) un contrat de cession entre Lombard North Central plc (le « Cédant ») et Cheriton Resources 6 Ltd (filiale à 100% de EPLC) en date du 21 décembre 2001, aux termes duquel ce dernier a fait l'acquisition de 100% du capital émis de la société Princess Way Limited (devenue par la suite Cheriton Resources 10 Ltd) (la « Cible »), pour un prix de £7 597 589,72. Ce contrat comporte des clauses de garanties et d'indemnisation accordées par le Cédant au bénéfice de Cheriton Resources 6, qui sont usuelles pour les transactions de cette nature. Dans le cadre de cette cession, la Cible a conclu un contrat de prêt avec la Société Genérale (« SG ») aux termes duquel, cet établissement lui a accordé un prêt d'un montant total de £51 205 792,62 portant intérêt à taux variable. Les fonds ainsi reçus ont été utilisés de la facon suivante : (i) £38 683 411,68 affectés au remboursement de la dette intragroupe existante vis-à-vis du Cédant ; (ii) £7 635 768,22 pour le paiement d'un dividende à Cheriton Resources 6 (qui pour sa part a affecté cette somme au remboursement d'un prêt consenti à Cheriton Resources 6 par SG pour pemettre de financer cette acquisition) ; (iii) £4 884 612,72 affectés au paiement relatif au transfert de certaines pertes au sein du groupe fiscal d'Eurotunnel (*Group relief*) et au règlement de certaines dettes fiscales courantes. L'encours de ce prêt est remboursable par versements semestriels jusqu'au 27 janvier 2011. En outre, un contrat de gestion administrative entre la Cible et SG Leasing (December) Ltd (filiale de la Société Générale) a été conclu à la même date. Au titre de ce contrat, SG Leasing December Ltd a accepté d'agir en tant qu'agent et gérant dans le cadre des crédit-baux au titre duquel la Cible est le crédit-bailleur.

(24) un contrat de cession en date du 28 mars 2002 entre Sovereign Finance plc (le « Cédant »), EPLC et Cheriton Resources 6 Ltd (filiale à 100% de EPLC), aux termes duquel cette dernière a acquis 100% du capital émis de la société SL Corporate Leasing Limited (devenue par la suite Cheriton Resources 11 Ltd) (la « Cible ») pour un prix de £9 366 926. Ce contrat comporte des clauses de garanties et d'indemnisation accordées par le Cédant au bénéfice de Cheriton Resources 6, qui sont usuelles pour les transactions de cette nature. Dans le cadre de cette cession, la Cible a conclu un contrat de prêt avec SG Leasing (March) Ltd (une filiale de la Société Genérale, « SG ») aux termes duquel, celle-ci lui a accordé un prêt d'un montant total de £65 777 022,75 portant intérêt au taux de 6,23% par an. Les fonds ainsi recus ont été utilisés de la facon suivant : (i) £49 029 760,00 affectés au remboursement de la dette intragroupe existante vis-à-vis du Cédant ; (ii) £9 413 761,54 affectés au paiement d'un dividende à Cheriton Resources 6 (qui pour sa part a affecté cette somme au remboursement d'un prêt consenti à Cheriton Resources 6 par SG pour pemettre de financer cette acquisition) ; (iii) £7 333 501,21 relatif au transfert de certaines pertes au sein du groupe fiscal d'Eurotunnel (*Group relief*) et au règlement de paiements affectés à certaines dettes fiscales courantes. L'encours de ce prêt est remboursable par versements annuels jusqu'au 3 avril 2012. En outre, un contrat de gestion administrative entre la Cible et SG Leasing December Ltd (filiale de la Société Générale) a été conclu à la même date. Au titre de ce contrat, SG Leasing December Ltd a accepté d'agir en tant qu'agent et gérant dans le cadre des crédit-baux dont la Cible est le crédit-bailleur.

(25) Un contrat en date du 26 mars 2002 conclu entre TSARA, FM et CTG en vertu duquel FM et CTG ont convenu de racheter à TSARA les participations au titre du Crédit à Taux Révisable et du Crédit de Stabilisation achetées par TSARA conformément à l'Offre de Rachat. FM a accepté de racheter les participations de TSARA libellées en euros et CTG les participations de TSARA libellées en livres sterling. Le prix dû par FM et CTG correspond, pour chaque participation, au prix dû par TSARA, conformément à l'Offre de Rachat, aux détenteurs de participations qui ont répondu à l'Offre de Rachat. La réalisation définitive du rachat est subordonnée à la réalisation des conditions de l'Offre de Rachat et sera concomitante à la réalisation de cette Offre de Rachat.

(26) Un contrat en date du 26 mars 2002 conclu entre TSARA, ESA, EPLC et Dresdner Bank AG, Merrill Lynch International, Dresdner Kleinwort Wasserstein-Grantchester Inc et Merrill Lynch, Pierce Fenner and Smith Incorporated (ci-après collectivement dénommés les "*Dealers Managers*") en vertu duquel TSARA a nommé les *Dealers Managers* en qualité de gestionnaire de l'offre dans le cadre de l'Offre de Rachat. Le contrat contient certaines déclarations et garanties données par ESA et EPLC en faveur des *Dealers Managers* concernant notamment (i) l'exhaustivité et l'exactitude des informations contenues dans l'Appel d'Offre et tout autre document publié ou approuvé par Eurotunnel dans le cadre de l'Offre de Rachat ; (ii) l'absence de changement négatif substantiel de la position financière et commerciale du Groupe depuis le 31 décembre 2001 ; (iii) l'absence de violation ou de contradiction avec les documents sociaux, les contrats auxquels le Groupe est partie et les lois applicables ; (iv) l'absence d'une obligation d'autorisation des gouvernements ; et (v) des litiges significatifs.

(27) Une lettre de garantie en date du 26 mars 2002 émanant de Dresdner Bank AG et Merrill Lynch International et acceptée par ESA et EPLC en vertu de laquelle ESA et EPLC ont convenu, conjointement et solidairement, mais sous réserve des exceptions d'usage en pareille matière, d'indemniser Dresdner Bank AG et Merrill Lynch International et leurs filiales de toutes pertes qu'ils pourraient subir dans le cadre de l'Offre de Rachat et de l'émission proposée d'obligations par Fixed-Link Finance 2 B.V ;

(28) Le *Second Supplemental Trust Deed* en date du 23 avril 2002 conclu entre certaines sociétés du Groupe et le *Bond Trustee*, en vertu duquel le contrat d'émission des ORU en date du 7 avril 1998 a été modifié pour (i) permettre à Eurotunnel de faire aux titulaires d'ORU une offre de remboursement de tout ou partie du principal des ORU, par l'émission d'Unités, selon certaines conditions spécifiées ; (ii) prévoir que suite au remboursement, les titulaires d'ORU conserveront leurs Droits aux Intérêts Différés ; et (iii) prévoir que suite au remboursement des ORU dans le cadre de l'Offre de Remboursement, la proportion des ORU remboursée en numéraire grâce à l'exercice des bons serait la même que celle qui aurait eu lieu si aucune ORU n'avait été remboursée dans le cadre de l'Offre de Remboursement.

(29) Une lettre d'indemnisation datée du 25 avril 2002 adressée par Dresdner Kleinwort Wasserstein Limited et Merrill Lynch International à EPLC et ESA, aux termes de laquelle EPLC et ESA ont accepté, conjointement et solidairement, mais sous réserves des exceptions usuelles, d'indemniser tant Dresdner Kleinwort Wasserstein Limited que Merrill Lynch International et leurs sociétes affiliées, de toute perte qu'elles pourraient subir dans le cadre de l'Offre de Remboursement.

13. Litiges et Réclamations

A la connaissance des Administrateurs et à l'exception de ce qui est mentionné aux Chapitres IV et VII, ni Eurotunnel, ni ses filiales ne sont engagées dans des procédures judiciaires ou arbitrales susceptibles d'avoir ou ayant eu dans un passé récent, une incidence sensible sur la situation des sociétés émettrices, leur activité, leur résultat et, le cas échéant, sur le Groupe Eurotunnel au cours des douze mois précédant la publication de ce prospectus.

14. Adéquation du financement

La *UK Listing Authority* impose au Conseil de déclarer que le Groupe dispose de ressources suffisantes pour faire face à ses obligations pendant une certaine période ("present requirements"), qui, conformément à la pratique du marché britannique, couvrent au moins les 12 mois à venir. Cette déclaration prend la forme suivante : "le Conseil considère qu'Eurotunnel dispose de ressources suffisantes pour faire face à ses obligations pour les 12 mois suivant la date du présent prospectus".

15. Changements significatifs

La *UK Listing Authority* impose au Conseil de déclarer qu'il n'y a pas eu de changements significatifs (au sens de ses règles) dans la situation financière ou dans l'exploitation du Groupe depuis le 31 décembre 2001, date de clôture du dernier exercice au cours duquel des comptes audités ont été publiés.

16. Généralités

16.1 Accords

Les entités dont les noms suivent ont donné leur accord écrit à l'inclusion dans le présent prospectus de leurs rapports respectifs et/ou déclarations ainsi que des références à ces rapports et à ces déclarations ou à leur nom, dans la forme et le contexte dans lesquels ils sont utilisés :

Befec-Price Waterhouse

KPMG Audit

KPMG Audit Plc.

16.2 Informations financières

Les Comptes Combinés du Groupe Eurotunnel de l'exercice clos le 31 décembre 1999 ont été certifiés sans réserve ni observation conjointement par Befec-Price Waterhouse, membre de PricewaterhouseCoopers, KPMG Audit, Fiduciaire de France et KPMG Audit Plc, "*Chartered Accountants and Registered Auditor*". Les Comptes Combinés du Groupe Eurotunnel de l'exercice clos le 31 décembre 2000 ont été certifiés sans réserve, conjointement par Befec-Price Waterhouse, membre de PricewaterhouseCoopers, KPMG Audit, Département de KPMG SA et KPMG Audit Plc, "*Chartered Accountants and Registered Auditor*", et avec une observation sur un changement de méthode comptable relatif à la provision pour indemnités de départ en retraite.Les Comptes Combinés du Groupe Eurotunnel de l'exercice clos le 31 décembre 2001 ont été certifiés sans réserve ni observation conjointement par Befec-Price Waterhouse, membre de PricewaterhouseCoopers, KPMG Audit, Département de KPMG SA et KPMG Audit Plc, "*Chartered Accountants and Registered Auditor*".

Les comptes sociaux d'Eurotunnel SA de l'exercice clos le 31 décembre 1999 ont été certifiés sans réserve ni observation conjointement par Befec-Price Waterhouse, membre de PricewaterhouseCoopers et KPMG Audit, Fiduciaire de France. Les comptes sociaux d'Eurotunnel SA des exercices clos les 31 décembre 2000 et 2001 ont été certifiés sans réserve ni observation conjointement par Befec-Price Waterhouse, membre de PricewaterhouseCoopers et KPMG Audit, Département de KPMG SA.

Les Comptes Consolidés d'Eurotunnel Plc des exercices clos les 31 décembre 1999, 2000 et 2001 ont été certifiés sans réserve ni observation par KPMG Audit Plc, "*Chartered Accountants and Registered Auditor*".

16.3 Rapport des Commissaires aux Comptes et des Auditors sur les Comptes Combinés du Groupe Eurotunnel pour l'exercice clos le 31 décembre 2001

En exécution de la mission qui nous a été confiée par vos Assemblées Générales, nous avons procédé au contrôle des Comptes Combinés du Groupe Eurotunnel,établis en euros, relatifs à l'exercice clos le 31 décembre 2001 tels qu'ils sont présentés aux pages 3 à 19.

Les Comptes Combinés ont été arrêtés par le Conseil commun du Groupe Eurotunnel. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

Nous avons effectué notre audit selon les normes professionnelles applicables en France et au Royaume-Uni* ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les Comptes Combinés ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble.

Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les Comptes Combinés, établis conformément aux règles et principes comptables applicables en France, sont réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Par ailleurs, nous avons également procédé à la vérification des informations données dans le Rapport d'Activité du Groupe, conformément aux normes professionnelles applicables en France et au Royaume-Uni.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les Comptes Combinés.

Fait à Paris, le 8 février 2002

BEFEC – Price Waterhouse Membre de PricewaterhouseCoopers représenté par H.Toth	KPMG Audit Département de KPMG SA, représenté par F. Odent – J.P. Thill	KPMG Audit Plc. Chartered Accountants

Commissaires aux Comptes et – "Auditors"

* Les Comptes Combinés sont les comptes consolidés de ESA au sens de la loi française. En conséquence, le rapport des Commissaires aux Comptes et "Auditors" est établi selon les normes françaises.

16.4 Teneurs de compte titres

Le teneur de compte titres d'ESA et d'EPLC en France est le Crédit Agricole Indosuez, 9, Quai du Président Paul Doumer – 92920 Paris-La Défense Cedex et celui d'ESA et d'EPLC au Royaume-Uni est Computershare Services plc., P.O. Box 82, The Pavillions, Bridgewater Road, Redcliffe Way, Bristol BS99 7NH. Computershare et Crédit Agricole Indosuez agissent aussi en qualité d'agent centralisateur de l'Offre. La banque domicile de ESA et de EPLC en Belgique est Fortis Bank, 3 Montagne du Parc, 1000 Bruxelles.

16.5 Charges et dépenses relatives à l'Offre

Les charges et dépenses (honoraires et commissions compris) relatives à l'Offre de Remboursement dus par Eurotunnel sont estimées à un montant maximum de €5,7 millions.

17. Documents à la disposition des actionnaires

Les actionnaires pourront consulter des copies des documents suivants au siège social d'ESA – 140-144, boulevard Malesherbes – 75017 Paris, au siège social d'EPLC, Cheriton Parc, Cheriton High Street, Folkestone, Kent CT19 4QS, dans les bureaux d'Eurotunnel plc – No. 1 Northumberland Avenue, Trafalgar Square, London WC2N 5BW et dans les bureaux d'Herbert Smith, Exchange House, Primrose Street, Londres- EC2A 2HS, à compter de la date de visa du présent Prospectus préliminaire et jusqu'au 17 juillet 2002.

(1) les statuts d'ESA ;

(2) le memorandum et les articles of association d'EPLC ;

(3) les règles des Plans d'Options de souscription d'Unités d'Eurotunnel et du Plan d'Epargne Salariale Britannique ;

(4) les contrats importants visés au paragraphe 12 ci-dessus ;

(5) les contrats de travail des Administrateurs visés au paragraphe 4.5 ci-dessus ;

(6) la lettre de KPMG Audit Plc. visée au Chapitre I ci-dessus ;

(7) les Comptes Combinés et certifiés d'Eurotunnel et ceux d'ESA et d'EPLC au titre des trois derniers exercices clos les 31 décembre 1999, 31 décembre 2000 et 31 décembre 2001 ;

(8) les accords écrits visés au paragraphe 16.1 ci-dessus ;

(9) le document en langue française de convocation des actionnaires à l'assemblée générale mixte d'ESA et à l'assemblée générale ordinaire d'EPLC ;

(10) le document en langue anglaise de convocation des actionnaires à l'assemblée générale mixte d'ESA et à l'assemblée générale ordinaire d'EPLC ;

(11) la lettre aux titulaires d'ORU en date du 1 avril 2002 leur présentant les caractéristiques de l'Offre de Remboursement et la lettre supplémentaire aux titulaires d'ORU en date du 13 mai 2002 leur présentant les modifications apportées aux caractéristiques de l'Offre de Remboursement ;

(12) le prospectus d'admission britannique ;

(13) l'Appel d'Offre ;

(14) le présent Prospectus préliminaire.

18. Information

Responsable Eurotunnel de l'information

Alison Bourgeois

Téléphone : 01 43 18 62 07

Toute demande d'information sur le Groupe et son activité doit être adressée à Eurotunnel :

Direction de la Communication France

140-144 Boulevard Malesherbes, 75017 Paris.

CHAPITRE IX

DEFINITIONS

Les références faites dans ce prospectus à un ou des paragraphe(s) et/ou à un ou des Chapitres renvoient à des paragraphe(s) ou des Chapitre(s) de ce prospectus.

Les termes suivants sont utilisés dans le présent prospectus selon la définition ci-après, sauf si le contexte exige une interprétation différente ;

"Accord entre les Prêteurs"	Contrat du 3 mars 1998, tel que modifié, conclu notamment entre FM, EFL, les Agents, le *Bond Trustee* et les Prêteurs, réglementant différents points dont les relations entre les Prêteurs, présenté aux paragraphes 7 et 17 du Chapitre VI ;
"Actionnaire au Porteur"	Tout titulaire d'Unités au porteur, que ces Unités soient ou non détenues par l'intermédiaire d'une institution affiliée à Euroclear France ;
"Actionnaire Nominatif"	Tout détenteur d'Unités sous forme nominative ;
"AG EPLC"	L'assemblée générale annuelle de EPLC réunie le 30 mai 2002, ou à toute date ultérieure ;
"Agents"	Crédit Lyonnais et HSBC Bank plc. ;
"AGM ESA"	L'assemblée générale mixte de ESA réunie sur deuxième le 30 mai 2002, ou à toute date ultérieure ;
"Appel d'Offre"	L'Appel d'Offre en date du 26 mars 2002 au titre duquel l'Offre de Rachat est faite, tel que modifié par les communiqués de TSARA en date des 7, 23 et 24 mai 2002 ;
"BALO"	Bulletin des Annonces Légales Obligatoires ;
"Banques"	Les banques et les institutions financières qui sont parties à la Convention de Crédit ;
"BEI"	Banque Européenne d'Investissement ;
"*Bond Trustee*"	Law Debenture Trustees (L.D.C. Trustees Limited) ;
"Bons 2001"	Les bons 2001 ESA et les bons 2001 EPLC, jumelés en unités de bons, émis en février 1998, dont huit devaient être exercés pour souscrire 1,02 Unité ;
"Bons 2003"	Les Bons 2003 ESA et les Bons 2003 EPLC, jumelés en unités, de bons émis en février 1998, dont 3 doivent être exercés pour souscrire 1,02 Unité ;
"Bons 2003 EPLC"	Les bons créés par l'acte en date du 13 février 1998 signé par EPLC, et qui ont été émis par EPLC ;
"Bons 2003 ESA"	Les bons émis par ESA conformément à la Résolution Bons 2003 ;
"CECA"	Communauté Européenne du Charbon et de l'Acier ;
"Charge Minimale d'Utilisation ou MUC"	La charge minimale d'utilisation payable par les Chemins de Fer conformément aux termes de la Convention d'Utilisation ;
"Chemins de Fer"	SNCF et British Railways Board ;

"Co-financiers"	Banques participant, dans le cadre de la Convention de Crédit, aux crédits autres que le Crédit à Taux Révisable et (jusqu'à la fin d'une période après la Période de Stabilisation) autres que le Crédit de Stabilisation ;
"Comité de Sécurité"	Comité créé conformément au Traité et à la Concession, ayant pour but de conseiller et d'assister la CIG sur toutes questions concernant la sécurité de la construction et de l'exploitation du Système ;
"*Companies Act*"	*the Companies Act 1985*; loi applicable aux sociétés commerciales en Grande-Bretagne ;
"Concession"	Contrat de concession, tel qu'amendé, conclu entre les gouvernements français et britannique, FM et CTG, entré en vigueur le 29 juillet 1987 dont les caractéristiques sont présentées au paragraphe 1 du Chapitre VII ;
"Concessionnaires"	FM et CTG ;
"Conseil" ou "Administrateurs"	Le conseil d'administration (*board of directors*) d'EPLC et/ou d'ESA et, selon le contexte, les administrateurs d'EPLC et les Administrateurs et censeur d'ESA, à la date de ce prospectus ;
"Convention d'Emprunt Tranche 1 A"	Convention(s) à conclure, notamment entre les Emprunteurs et le Prêteur Initial (avant transfert des droits et obligations à FLF2), reprenant les termes et conditions se l'Emprunt Tranche 1 A, tels que décrits au paragraphe 11 du Chapitre VI ;
"Convention d'Utilisation Ferroviaire" ou "Convention d'Utilisation"	Contrat conclu le 29 juillet 1987, entre les Concessionnaires et les Chemins de Fer, pour l'utilisation du Système par les Chemins de Fer pendant la durée de la Concession tel que décrit au paragraphe 2 du Chapitre VII ;
"Convention de Crédit Senior Français"	Contrat de crédit, en date du 18 janvier 1999, conclu entre FM et les Prêteurs Senior mentionnés dans ce document, définissant les conditions de la Dette Senior présentée aux paragraphes 8 et 18 du Chapitre VI ;
"Convention de Crédit Senior International"	Contrat de crédit senior en date du 18 janvier 1999 conclu entre FM, EFL et certains Prêteurs Senior mentionnés dans ce document, définissant les conditions de la Dette Senior présentée aux paragraphes 8 et 18 du Chapitre VI ;
"Convention de Crédit Senior"	la Convention de Crédit Senior International et la Convention de Crédit Senior Français ;
"Convention de Crédit"	Contrat en date du 4 novembre 1997, tel que modifié le 3 mars 1998, conclu notamment entre FM, EFL, ESA, EPLC, les Banques, la BEI et la CECA, définissant les termes et conditions du Crédit Dette Junior, du Crédit à Taux Révisable, du Crédit de Stabilisation et du Crédit Quatrième Tranche, décrit aux paragraphes 1 et 10 du Chapitre VI ;
"Crédit à Taux Révisable"	Crédit qui fait partie de la Convention de Crédit présenté aux paragraphes 1.3 et 10.3 du Chapitre VI ;
"Crédit BEI"	Le crédit accordé par la BEI représentant une partie de la Convention de Crédit, décrit aux paragraphes 1.5 et 10.5 du Chapitre VI ;
"Crédit CECA"	Le crédit accordé par la CECA représentant une partie de la Convention de Crédit, décrit aux paragraphes 1.5 et 10.5 du Chapitre VI ;

"Crédit de Stabilisation"	Le crédit destiné à assurer le paiement de certains intérêts qui n'auront pu être payés en numéraire dans le cadre de la Convention de Crédit présentée aux paragraphes 1.4 et 10.4 du Chapitre VI ;
"Crédit Dette Junior"	Le crédit représentant une partie de la Convention de Crédit présenté aux paragraphes 1.2 et 10.2 du Chapitre VI ;
"Crédit Quatrième Tranche"	Le Crédit BEI et le Crédit CECA ;
"CRL"	Cheriton Resources Limited ;
"CTG"	The Channel Tunnel Group Limited, le Concessionnaire britannique, société de droit anglais, filiale de EPLC ;
"CTRL" ou "Channel Tunnel Rail Link"	Le projet de liaison ferroviaire à grande vitesse liant Londres et le terminal britannique du Système ;
"Date de Paiement des Intérêts"	25 janvier et 25 juillet de chaque année, à partir du 25 juillet 1998 ;
"Date de Remboursement"	3 juillet 2002 ou toute date ultérieure, déterminée par FM et EFL ;
"Détroit"	Toute liaison reliant Douvres, Folkestone et Ramsgate à Calais, Zeebrugge ou Dunkerque ;
"Dette Junior"	Endettement contracté dans le cadre du Crédit Dette Junior ;
"Dette Senior"	Endettement contracté au titre de la Convention de Crédit Senior présentée aux paragraphes 8 et 18 du Chapitre VI ;
"DoCa"'	Douvres et Folkestone à/en provenance de Calais ;
"Droits aux Intérêts Différés"	Pour chaque ORU et pour chaque Période d'Intérêt, le montant des intérêts courus jusqu'au et en ce inclus la Période d'Intérêt prenant fin à la Date de Paiement des Intérêts tombant en janvier 2002 qui n'a pas pu être payé en numéraire à la Date de Paiement des Intérêts adéquate et qui a été reporté conformément à l'article 6 (b) du Contrat d'Emission des ORU représentant un montant total de £0,16440 et €0,2496 pour chaque ORU ;
"EDL"	Eurotunnel Developments Limited ;
"EFL"	Eurotunnel Finance Limited, dont 79% du capital est détenu par EPLC et 21% par ESA ;
"Emprunt Tranche 1 A"	Crédit mis à la disposition des Emprunteurs aux termes de la Convention d'Emprunt Tranche 1 A ;
"Emprunteurs"	FM et EFL ;
"EPLC"	Eurotunnel plc.;
"*Equity Note Trust Deed*" ou "Contrat d'Émission"	Contrat d'émission des ORU, en date du 7 avril 1998, conclu notamment entre FM, EFL, ESA et EPLC, tel qu'amendé par le *First Supplemental Trust Deed* et le *Second Supplemental Trust Deed* ;
"ESA"	Eurotunnel SA ;
"ESGIE"	Eurotunnel Services GIE ;
"ESL"	Eurotunnel Services Limited ;
"Eurostar"	Nom commercial adopté par la SNCF, London & Continental Railways, et la SNCB pour l'exploitation commune des services de trains directs de passagers à grande vitesse entre le Royaume-Uni et l'Europe continentale ;
"Eurotunnel" ou "Groupe"	EPLC, ESA et/ou toutes filiales respectives, sociétés ou entités qu'elles détiennent en commun ;
"EWS"	English Welsh & Scottish Railway ;

"*First Supplemental Trust Deed*"	Le *First Supplemental Trust Deed* en date du 12 mars 1999 modifiant les termes et conditions des ORU et de l'*Equity Note Trust Deed* ;
"FLF"	Fixed-Link Finance B.V. ;
"FLF2"	Fixed-Link Finance 2 B.V. ;
"FM"	France-Manche SA, filiale à 100% d'ESA ;
"GICL"	Gamond Insurance Company Limited ;
"Instruments de Dette"	Obligations à Taux Révisable, Obligations de Stabilisation, Obligations Participantes et ORU ;
"*London Stock Exchange*"	London Stock Exchange plc., (la bourse de Londres) ;
"LSH"	Le Shuttle Holiday Limited ;
"Marché Total"	Le Détroit ainsi que toutes les liaisons reliant le Royaume-Uni à l'Europe continentale exploitées à partir des ports situés au Nord de Ramsgate à destination des ports situés au Nord de Zeebrugge et à partir des ports situés à l'Ouest de Folkestone à destination des ports situés au Sud de Boulogne ;
"MBIA"	MBIA Assurance SA ;
"Montant des Intérêts Courus"	Les intérêts courus attachés aux ORU pour la période allant du 25 janvier 2002, (inclus) à la Date de Remboursement (incluse) ;
"Nouveaux Fonds"	Montants reçus par Eurotunnel présentés au paragraphe 7.3.4 du Chapitre VI ;
"Obligations de Stabilisation"	Obligations susceptibles d'être émises pour payer l'intérêt différé sur les ORU ou en échange de participations dans le Crédit de Stabilisation, présentées aux paragraphes 3 et 13 du Chapitre VI ;
"Obligations à Taux Révisable"	Obligations susceptibles d'être émises par FM et EFL en échange de l'encours du Crédit à Taux Révisable décrites aux paragraphes 2 et 12 du Chapitre VI ;
"Obligations Participantes"	Les Obligations Participantes d'un montant de €638 819 803 venant à échéance en 2040 émises par FM et les Obligations Participantes d'un montant de £423 570 000 venants à échéance en 2040 émises par EFL, présentées aux paragraphes 4 et 14 du Chapitre VI ;
"*Official List*"	Liste tenue par la *UK Listing Authority* conformément aux termes de la *Part VI* du *Financial Services and Markets Act 2000* ;
"Offre de Remboursement" ou "Offre"	Offre de remboursement d'EFL et FM adressée, par voie de lettres en date des 24 avril et 13 mai 2002 (sous réserve des modifications annoncées le 27 mai 2002), aux titulaires d'ORU, afin d'offrir aux titulaires d'ORU une possibilité de remboursement anticipé décrite au Chapitre I ;
"Offre de Rachat"	La proposition de rachat des participations dans le Crédit de Stabilisation et dans le Crédit à Taux Révisable par TSARA qui fait l'objet d'une offre de rachat dans les conditions de l'Appel d'Offre tel que modifié les 7, 23 et 24 mai 2002 ;
"Offre de Rachat des Droits aux Intérêts Différés"	L'offre faite par FM et CTG à travers les lettres aux titulaires d'ORU en date des 24 avril 2002 et 13 mai 2002 (telle que modifiée le 27 mai 2002) en vue d'acquérir les Droits aux Intérêts Différés, tel que décrite au Chapitre I ;
"Opération"	L'opération financière décrite au paragraphe 9 du Chapitre I ;
"OPL"	Orbital Park Limited ;

"ORU" ou "Obligations Remboursables en Unités"	Les 457 052 703 Obligations composées d'une obligation d'une valeur nominale de €1,06257 émise par FM, jumelée à une obligation d'une valeur nominale de £0,70 émise par EFL dont les termes et conditions sont définis dans l'*Equity Note Trust Deed* ;
"*Owning Group*"	EPLC, ESA, CTG, FM, ESL, Eurotunnel Trustees Limited, Gamond Insurance Company Limited and ESGIE ;
"P&O"	Peninsular & Oriental Steam Navigation Company ;
"P&OSL"	P&O Stena Line;
"Période de Stabilisation"	Période décrite aux paragraphes 7.2 et 17.2 du Chapitre VI ;
"Période d'Intérêts"	Période allant (i) du 15 octobre 1996 (inclus) au 25 juillet 1998 (exclus) et (*ii*) période allant du 25 juillet 1998 (inclus) au 25 janvier 2002 (exclus) ;
"Prêteurs Senior"	Banques et institutions financières parties à la Convention de Crédit Senior ;
"Prêteurs"	Les Banques et les Prêteurs Seniors ;
"Quatrième Tranche"	La participation d'un montant de €120 091 713 restant due dans le cadre du Crédit BEI et la participation d'un montant approximatif de £47 millions restant due dans le cadre du Crédit CECA, dont les modalités sont précisées dans la Convention de Crédit décrite au paragraphe 1.5 et 10.5 du Chapitre VI ;
"Royaume-Uni"	Le Royaume-Uni de Grande Bretagne et d'Irlande du Nord.
"Résolution Bons 2003"	La résolution adoptée par le conseil d'administration de ESA le 13 février 1998 définissant les termes et conditions des Bons 2003 ;
"Restructuration Financière"	Plan de restructuration financière d'une partie de l'endettement d'Eurotunnel définitivement réalisé en avril 1998 dont les conditions sont définies dans un prospectus en date du 29 mai 1997, mis à jour par un prospectus supplémentaire en date du 16 février 1998 ;
"*Second Supplemental Trust Deed*"	Le *Second Supplemental Trust Deed* daté 23 avril 2002 modifiant les termes des ORU et de l'*Equity Note Trust Deed* ;
"Service de Trains de Marchandises"	Le service de trains de marchandises entre le Royaume-Uni et l'Europe continentale exploités par la SNCF et EWS ;
"Services Ferroviaires"	Les services fournis par Eurotunnel à d'autres exploitants tels qu'Eurostar et EWS ;
"Services Navettes"	Le Service Navettes Passagers et le Service Navettes Fret ;
"Service Navettes Fret"	Le service de fret d'Eurotunnel qui permet de transporter entre le Royaume-Uni et la France des camions placés sur des navettes ;
"Service Navettes Passagers"	Le service passagers d'Eurotunnel qui permet de transporter entre le Royaume-Uni et la France des automobiles, caravanes, campings cars, autocars, motos et remorques placés sur des navettes ;
"SNCB"	Société Nationale des Chemins de Fer Belges ;
"SNCF"	Société Nationale des Chemins de Fer Français ;
"Système" ou "Système Eurotunnel"	Ensemble formé par ainsi que les terminaux, les équipements fixes et les installations annexes ;
"TML"	Transmanche Link, groupement d'entreprises chargé de la conception, du développement et de la construction du Système ;
"Traité"	Traité entre la France et le Royaume-Uni relatif au Système, signé le 12 février 1986 et ratifié le 29 juillet 1987 ;
"Tranche BEI"	La tranche du Crédit de la Quatrième Tranche accordée par la BEI ;

"Tranche CECA"	La tranche du Crédit de la Quatrième Tranche accordée par la CECA ;
"Trésorerie d'Exploitation"	Flux de trésorerie lié aux opérations d'exploitation du Groupe ;
"Trésorerie Nette Disponible"	Le résultat des calculs relatifs à la trésorerie du Groupe utilisé pour déterminer le coupon variable des Obligations Participantes, décrit au paragraphe 4.2 du Chapitre VI ;
"TSARA"	Désigne Tunnel Stabilisation and Resettable Advances Limited, une société immatriculée à Jersey et qui n'est pas membre du Groupe ;
"Tunnel"	Les deux tunnels ferroviaires parallèles et le tunnel de service forés sous la Manche ;
"*UK Listing Authority*"	La Financial Services Authority prise en tant qu'autorité compétente conformément à la section VI du Financial Services and Markets Act 2000 ;
"Unité"	Une action ordinaire de EPLC d'une valeur nominale de 1p jumelée avec une action ordinaire de ESA d'une valeur nominale de €0,15 ;
"Unités Nouvelles"	les nouvelles unités comprenant les actions ordinaires ayant une valeur nominale d'1 p d'EPLC et les actions ordinaires ayant une valeur nominale €0,15 d'ESA devant être émises ou créées dans le cadre de l'Offre de Remboursement ;
"€" or "euro"	Unité monétaire légale en vigueur en Allemagne, Autriche, Belgique, Espagne, Finlande, France, Grèce, Irlande, Italie, Luxembourg, Pays Bas, Portugal, à ce jour ;
"£" or "sterling"	unité monétaire légale en vigueur au Royaume-Uni, à ce jour. Les références aux "pence" et "p" doivent être interprétées en conséquence.

CHAPITRE X

RESPONSABLES DU PROSPECTUS ET DU CONTROLE DES COMPTES

1. Responsables du contrôle des comptes

Commissaires aux Comptes et *Auditors*

BEFEC-Price Waterhouse Membre de PricewaterhouseCoopers	KPMG Audit Membre de KPMG SA	KPMG Audit Plc Chartered Accountants
Représenté par H. TOTH 34, Place des Corolles Tour AIG - Cedex 105 92908 PARIS LA DEFENSE	Représenté par F. ODENT, J.P. THILL 1, Cours Valmy 92923 PARIS LA DEFENSE Cedex	8, Salisbury Square LONDON EC4Y 8BB

Date du début du premier mandat

Assemblée Générale Mixte du 18 avril 1986	Assemblée Générale Mixte du 18 avril 1986	Assemblée Générale Mixte du 18 avril 1986

Durée et date d'expiration des mandats

du 16 juin 1998 jusqu'à l'Assemblée Générale statuant sur les comptes de l'exercice 2003	du 16 juin 1998 jusqu'à l'Assemblée Générale statuant sur les comptes de l'exercice 2003	Renouvellement annuel

2. Attestation des Commissaires aux Comptes

Befec-Price Waterhouse	**KPMG Audit,**	**KPMG Audit Plc**
Tour AIG	Département de KPMG SA	Chartered Accountants
34 place des Corolles	1 cours Valmy	8 Salisbury Square
92908 Paris la Défense 2	92923 Paris La Défense Cedex	London EC4Y 8BB

ATTESTATION DES COMMISSAIRES AUX COMPTES ET DES *AUDITORS* SUR LE PROSPECTUS

Aux Actionnaires
EUROTUNNEL S.A.
140-144 boulevard Malesherbes
75017 Paris

Mesdames, Messieurs,

En notre qualité de Commissaires aux Comptes et d'*Auditors* du groupe Eurotunnel et en application du règlement COB n° 98-01, nous avons procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations portant sur la situation financière et les comptes historiques combinés du Groupe Eurotunnel, les comptes historiques de la société Eurotunnel S.A. et les comptes historiques consolidés d'Eurotunnel plc ("les comptes") données dans le présent prospectus établi à l'occasion de l'offre de remboursement anticipé des 457 052 703 Obligations Remboursables en Unités émises en avril 1998 restant en circulation.

Ce prospectus a été établi sous la responsabilité de Messieurs Charles Mackay, Président d'Eurotunnel plc. et Richard Shirrefs, Président d'Eurotunnel S.A.. Il nous appartient d'émettre un avis sur la sincérité des informations qu'il contient portant sur la situation financière et les comptes.

Nos diligences ont consisté, conformément aux normes professionnelles applicables en France, à apprécier la sincérité des informations portant sur la situation financière et les comptes et à vérifier leur concordance avec les comptes ayant fait l'objet d'un rapport. Elles ont également consisté à lire les autres informations contenues dans le prospectus, afin d'identifier le cas échéant les incohérences significatives avec les informations portant sur la situation financière et les comptes et de signaler les informations manifestement erronées que nous aurions relevées sur la base de notre connaissance générale de la société acquise dans le cadre de notre mission. Ce document ne contient pas de données prévisionnelles résultant d'un processus d'élaboration structuré.

Les Comptes Combinés du Groupe Eurotunnel des exercices clos les 31 décembre 1999 et 2001, arrêtés par le Conseil Commun du Groupe Eurotunnel, ont fait l'objet d'un audit, selon les normes professionnelles applicables en France et au Royaume-Uni et ont été certifiés sans réserve, ni observation par les Commissaires aux Comptes et les *Auditors* et, en ce qui concerne les Comptes Combinés au 31 décembre 2000, certifiés sans réserve et avec une observation sur un changement de méthode comptable relatif à la provision pour indemnités de départ en retraite.

Les comptes annuels d'Eurotunnel SA. des exercices clos les 31 décembre 1999, 2000 et 2001, arrêtés par le conseil d'administration d'Eurotunnel S.A., ont fait l'objet d'un audit, selon les normes professionnelles applicables en France, et ont été certifiés sans réserve, ni observation par les Commissaires aux Comptes.

Les comptes consolidés d'Eurotunnel plc des exercices clos les 31 décembre 1999, 2000 et 2001, arrêtés par le conseil d'administration d'Eurotunnel plc, ont fait l'objet d'un audit, selon les normes professionnelles applicables au Royaume-Uni, et ont été certifiés sans réserve, ni observation par les *Auditors.*

Sur la base de ces diligences, nous n'avons pas d'observation à formuler sur la sincérité des informations portant sur la situation financière et les comptes, présentés dans ce prospectus établi à l'occasion de l'opération envisagée.

Fait à Paris, le 27 mai 2002

Befec-Price Waterhouse	KPMG Audit	KPMG Audit plc
Membre de	Département de KPMG S.A.	Chartered Accountants
PricewaterhouseCoopers		Registered Auditor
représenté par	représenté par	
H. TOTH	J.P. THILL	

Commissaires aux comptes et *Auditors*

3. Responsables du prospectus

Monsieur Richard Shirrefs
Président d'Eurotunnel SA

Monsieur Charles Mackay
Président d'Eurotunnel plc.

Attestation des responsables du prospectus

"A notre connaissance, les données du présent Prospectus sont conformes à la réalité; elles comprennent toutes les informations nécessaires aux investisseurs pour fonder leur jugement sur le patrimoine, l'activité, la situation financière, les résultats et les perspectives de l'émetteur ainsi que sur les droits attachés aux instruments financiers à admettre ; elles ne comportent pas d'omissions de nature à en altérer la portée."

Le Président du Conseil d'Administration
d'Eurotunnel SA
Monsieur Richard Shirrefs

Le Président du Conseil d'Administration
d'Eurotunnel plc.
Monsieur Charles Mackay

imprima de bussy — C85250